Form 10-K, Exhibit 13
period 1994-12-31
EASTERN UTILITIES ASSOCIATES
filed 1995-03-28
CIK 31224

1994 Annual Report

diversified
  ENERGY CONSERVATION AND COGENERATION    ENERGY MANAGEMENT
  EUA COGENEX    EUA NOVA    NEM    EUA OCEAN STATE    EUA DAY

energy
  RETAIL ELECTRIC SERVICE   ELECTRIC GENERATION & TRANSMISSION
  BLACKSTONE VALLEY ELECTRIC    EASTERN EDISON    NEWPORT ELECTRIC
  MONTAUP ELECTRIC

services
  TEMPERATURE CONTROLS   GAS PIPELINE CAPACITY INFORMATION
  QUALITY POWER SYSTEMS    TRANSCAPACITY L.P.    EUA ENERGY INVESTMENT

EUA SYSTEM PROFILE

Eastern Utilities Associates is a diversified energy services company whose shares are traded on the New York and Pacific Stock Exchanges under the ticker symbol EUA. Its subsidiaries are engaged in the generation, transmission, distribution and sale of electricity; energy related services such as energy management and cogeneration; and promoting the conservation and efficient use of energy.
   To better reflect the competitive business environment in which it operates, EUA is organized in four distinct business units.

Core Electric Business

EUA's core electric business comprises two business units.
The retail business unit provides electric service to approximately 294,000 customers in southeastern Massachusetts, and northern and coastal Rhode Island. Retail electric subsidiaries are Blackstone Valley Electric Company, Eastern Edison Company and Newport Electric Corporation. The wholesale business unit is Montaup Electric Company, EUA's generation and transmission subsidiary, which provides electricity at wholesale to the retail electric subsidiaries and two other non-affiliated municipal electric utilities.

Energy Related Business

EUA's energy related business unit includes EUA Cogenex Corporation, EUA Ocean State Corporation and EUA Energy Investment Corporation. EUA Cogenex is the most active of our energy related companies with energy services contracts in 34 states, the District of Columbia and Canada (map). EUA Ocean State owns a 29.9% partnership interest in the Ocean State Power Project in northern Rhode Island. EUA Energy makes investments in energy related businesses.

Corporate

The corporate business unit is made up of Eastern Utilities Associates - the System's parent company - and EUA Service Corporation which provides professional and technical services to all EUA System companies.

"Map of southern New England depicting:"

  Montaup Electric Wholesale Territory

  Blackstone Valley Electric Service Area

  Eastern Edison Service Area

  Newport Electric Service Area

"Map of continental United States and southern portion of Canada depicting:"

  Areas of EUA Cogenex Business Activity

Highlights
                                            1994         1993         1992
FINANCIAL DATA ($ in thousands)
   Operating Revenues                  $    564,278     $   566,477   $    541,964
   Consolidated Net Earnings                 47,370          44,931         34,111
   Return on Average Common Equity             13.6%           15.0%          13.2%
   Common Shareholder Equity-
       % of Capitalization (Year-End)          42.8%           38.7%          34.5%
   Total Assets                           1,234,049       1,203,137      1,203,320
   Cash Construction Expenditures<F1>        50,519          76,391         71,365

COMMON SHARE DATA
   Consolidated Earnings per Share     $       2.41     $      2.44    $      2.00
   Dividends Paid per Share            $      1.515     $      1.42    $      1.36
   Annual Dividend Rate                $       1.54     $      1.44    $      1.36
   Total Common Shares Outstanding       19,936,980      19,032,598     17,237,788
   Average Common Shares Traded Daily        35,359          42,854         30,511
   Book Value per Share (Year-End)     $      18.33     $     17.50  $       15.48
   Market Price     -High                        27 3/8          29 7/8         25 1/4
           -Low                                  21 3/8          23 7/8         20 3/8
           -Year End                             22              28             24 3/4

OPERATING DATA
   Total Primary Sales (mwh)              4,410,000       4,352,000      4,279,000
   System Requirements (mwh)              4,643,000       4,599,000      4,520,000
   System Peak Demand (mw)                      921             854            849
   System Reserve Margin (At Peak)               22.4%         37.1%          46.1%
   System Load Factor                          57.5%           61.5%          57.5%
   Customers (Year-End)                     293,707         291,799        291,123
   Employees (Year-End)-Core Electric           720             766            806
                 -Energy Related                240             238            150
                 -Corporate                     437             440            443

<F1> 1993 and 1992 amounts restated to conform with current year presentation.

"Earnings and Dividends per share bar graph depicting the following:"

     Earnings & Dividends Per Share

                            1992      1993         1994
     Earnings per share     $2.00    $2.44        $2.41
     Dividends per share    $1.36    $1.42        $1.515



"Dividend payout ratio line graph depicting the following:"

     Dividend Payout Ratio
                          1992       1993         1994
     EUA                  68.0%      58.2%        62.91%
     Industry Average     84.0%      80.0%        77.01%



"Return on Equity line graph depicting the following:"

     Return On Equity
                          1992       1993         1994
     EUA                  13.2%      15.0%        136.%
     Industry Average     11.2%      11.7%        11.8%

To Our Shareholders

"Picture of"
  Donald G. Pardus
  Chairman and Chief Executive Officer

1994 was the year we more clearly defined Eastern Utilities Associates as a diversified energy services company. This was part of management's continuing commitment to enhance the long-term value of your investment.
    We want you to know why EUA is evolving from the electric utility of the past to the diversified energy services company of the future.
    Certainly, our Core Electric Business continues to provide a stable earnings foundation. However, growth prospects for the utility industry in the Northeast are limited. Our continued emphasis on cost control and strategic planning strengthened our position as competition continues to develop within the electric utility industry.
    The contribution of our non-utility energy related businesses, on the other hand, grew to almost 24% of consolidated net earnings in 1994. Just five years ago the energy related contribution to earnings was less than 1/2 of 1%.
    EUA's 1994 consolidated net earnings of $47.4 million represented a 5.4% increase over 1993 earnings. Despite this increase, EUA's share price declined during 1994, as did those of most electric utilities. The primary reasons for the industry-wide downturn in stock price were uncertainties regarding competition and the rising interest rate environment that existed throughout 1994. Historically, utility stocks trade inversely to interest rates - as interest rates rise, utility stock prices typically decline. We were painted with the same broad negative brush as more typical utility companies. However, we believe this view of EUA is changing. Recent analyst recommendations provide evidence for our belief that the investment community is beginning to appreciate that EUA differs significantly from other electric utilities. Analysts are beginning to recognize that we are a diversified energy services company. Standard & Poor's, for example, gave EUA four STARS in its Stock Appreciation Ranking System and included us on a list of eight "attractive" utility stocks in a recent publication. PaineWebber has upgraded its recommendation on EUA shares to "accumulate."

"Call out"
  EUA recognized as different
  from other utilities

    In 1994, the average dividend increase for the utility industry was only 2.4%. The dividend on your EUA shares, on the other hand, was increased 6.9% to an annual rate of $1.54 - consistent with our goal of providing annual dividend increases above the utility industry average, while maintaining a conservative dividend payout ratio.
    In 1994, our Core Electric and Corporate Business units contributed 76% to consolidated earnings. We see signs in the growth of electricity use that economic recovery has finally taken hold in our region: 1994 marked the third consecutive year of improved primary sales of electricity, sparked by a 4.2% increase in sales to our industrial customers and increased use by residential customers.
    The summer of 1994 marked the first increase in peak demand in three years, surpassing the previous all-time high set in 1991.
    In May, our Montaup Electric subsidiary was authorized by the Federal Energy Regulatory Commission (FERC) to implement a $10.1 million reduction in the wholesale rates it charges other utilities, including our Retail Business unit companies. This decrease was passed through to the customers of our retail utilities. We have filed settlement agreements with all wholesale customers to increase that rate reduction to approximately $14 million. We await FERC certification of the settlements, which will enable our retail utilities to further reduce the amount they charge end-users.

"Call out"
  Core business
  marketing activity escalates

    Reducing electric rates is one step we can take in promoting economic growth in our service territories. By helping our customers control their energy costs, we contribute directly to their ability to remain competitive and continue their important contributions to the economic health of our service area.
    To succeed in the competitive environment, we must provide a competitively priced product, and we must respond efficiently to the changing needs of our customers. Accordingly, effective in April 1995, we are reorganizing and consolidating our core electric utility business - the Retail, Wholesale and Corporate business units - under a centralized management structure. This consolidation will not only reduce costs, but will also allow us to continue our high level of service to our customers.
    The new marketing plan being implemented in 1995 by our Retail Business unit companies will enable us to work even more closely with our largest customers. We can contribute to their business success by helping them manage their electric use in the most efficient way possible.
    Energy related diversification continues to play a role of increasing importance to EUA. Companies within our Energy Related Business unit made significant progress toward meeting their long-term goals of: (i) providing an increasing percentage of earnings; (ii) maintaining EUA Cogenex's leadership position in the energy services industry; and (iii) investigating new energy related business opportunities.
    EUA Cogenex remains the most active of our diversified businesses, with energy service contracts in 34 states and the District of Columbia. EUA Cogenex has begun to expand its operations into Canada, and we recently received an order from the Securities and Exchange Commission which removed the prohibition on EUA Cogenex conducting more than 50% of its business outside the New England/New York area. EUA Cogenex's record of success, quality service and the financial stability of being part of the EUA System have combined to make it one of the top three companies in its field nationwide!
      Acquisition of Citizens Conservation Corporation of Boston enables EUA Cogenex to apply to government subsidized public housing the same sort of shared-savings programs it applies to commercial, industrial and other projects. Acquisition of the Highland Energy Group in Boulder,
Colorado, will bring under the EUA Cogenex umbrella conservation and energy management programs in Colorado, Texas, Ohio and North Carolina.
    EUA Ocean State continued its significant contribution to the Energy Related Business unit through its equity investment in the Ocean State Power project - the first true independent power producer in New England.
    TransCapacity L. P., the gas industry software developer in which we invested through our EUA Energy Investment subsidiary in 1993, introduced its Capacity ScoutTM system to potential customers nationwide in late 1994. Capacity ScoutTM enables local gas companies and other gas users to find the most economic source of supply and delivery, quickly and efficiently, via an electronic interface with a single source.

"Call out"
  Quest for
  opportunities
  continues

  The quest for niche-type investment opportunities for our Energy Related Business unit is another strategy designed to enhance the value of your investment. Our medium size is a plus in this search, which we will continue. An investment that contributes as little as $1 million to earnings equates to 5 cents per share for EUA. At a larger company, that contribution could get lost in the rounding.

"Picture of"
  John R. Stevens
  President and Chief Operating Officer

  We vary the investment opportunities we consider. But, they have a common thread: They're all energy related. We don't put our available investment funds into one company or one industry. Our key is that we diversify our diversification. But we do so without making any overly large investments up front. We plan to continue our program of relatively conservative investments in niche-type companies. Our diversification plans are discussed in more detail in the Business and Strategies section beginning on Page 5.
    We appreciate the contribution of all EUA System employees to our successes to date. And we appreciate your loyalty as shareholders. We want you to know that EUA is committed to success in the changing utility world. Our strengths are based on the firm foundation of our core electric utility business, the success of our energy related diversification efforts to date, and our ability to continue those successes. Our Strategic Plan sets goals and strategies designed to integrate the success of each of EUA's business units - Retail, Wholesale, Energy Related and Corporate - into enhanced value of your investment as a shareholder.

Donald G. Pardus
Chairman and Chief Executive Officer


John R. Stevens
President and Chief Operating Officer


March 15, 1995

"Caption for picture depicting:"

  Operator adjusts bulb forming machine at the Osram Sylvania glass-making facility in Central Falls, Rhode Island. Expansion will make the plant one of the largest manufacturers of the glass globes for energy efficient lamps used for exterior lighting (inset).

Businesses And Strategies

Overview
At EUA, we believe it's important that you know not only how we did last year, but also, where we're headed and how we are positioning our System for the competitive challenges of the future.
    The role of competition has increased steadily in recent years. Today it is the single biggest challenge faced by electric utilities nationwide. We recognized early that in order to survive in the competitive environment, we would have to re-think the way we do business. As the industry retools to deal in a competitive marketplace, we're making adjustments, both in our Core Electric Business and as we pursue a controlled diversification program into energy related businesses.
    At EUA, we are not complacently waiting to see what the future brings. We're taking a measured approach during the transition from the age of monopoly to the era of competition. Our strategic plan provides the framework which led to our current business unit structure and which will guide our future success.
    Our Core Electric Business includes two business units: Retail and Wholesale. These continue to be the foundation on which we build. The Energy Related Business unit combines our energy related diversification efforts. It provides us the vehicle to invest in opportunities that have the potential to enhance shareholder value. The Corporate Business unit provides professional and technical services to all EUA System companies.
    The following business review shows the strategic direction EUA is taking to succeed in today's increasingly competitive environment.

Core Electric Business
  The Retail and Wholesale business units of EUA's Core Electric Business continue to be the base of EUA's financial strength; in 1994 these business units combined to contribute $1.88 of EUA's consolidated earnings per share.
    Overall, the economic condition of the territories served by our Retail Business unit continued a steady, albeit slow, recovery. The number of requests for new and upgraded electric services continues to increase. The 4.2% increase in kilowatthour sales to our industrial customer class is an indicator of the economic revival.
    When companies such as Hood Enterprises announce the move of its luxury yacht-building facility from the Far East to our Newport Electric territory; when Molten Metal Technology, Inc. doubles the size of its technologically advanced operation in Fall River; when Osram Sylvania plans a significant expansion of its manufacture of glass bulbs for energy-efficient lighting at a plant served by Blackstone Valley Electric in northern Rhode Island; when companies in the textile industry increase their use of electricity by nearly 10%, we see definite signs that the economy is improving. Through our intensified marketing efforts and our continued involvement with local and state economic development agencies, we play an important role in ensuring this upward trend continues.

"Call out"
  A carefully crafted strategic plan provides the framework which led to our current business unit structure and which will guide our future success.

    Historically, electric rates in the northeastern United States have been higher than those in most other sections of the country. Some reasons for this are the lack of indigenous fuel and the high cost of transporting fuel needed to generate electricity. One of the primary goals of our Core Electric Business is to reduce our costs relative to other utilities in the Northeast and to position ourselves competitively as the utility of choice by offering our customers added value. How do you achieve this goal in an increasingly competitive business environment? Here are some of the steps EUA has taken:
  In May 1994, we decreased the rates charged by our Wholesale Business unit. This decrease was passed through to all customers of our Retail Business unit companies. By reducing electric rates we are helping our customers control their costs, contributing directly to their ability to be competitive and continue their contributions to the economic viability of our service area.
  A new marketing plan being implemented by the Retail Business unit will help us to learn even more about how we can best meet our customers' needs, and will enable us to work more closely with our largest customers to contribute to their business success by helping them manage electric use in the most efficient way possible.
  Cost control continues to play an important role in the success of our Retail Business unit. In 1994, this business unit's controllable operation and maintenance expenses were essentially flat compared to 1993 - despite a near 3% increase in the Consumer Price Index. This was accomplished by reducing our Retail Business unit workforce by an additional 3%, bringing the total reductions since 1990 to over 14%, and by keeping an ever tighter rein on how our operations and maintenance expense dollars are spent.
  During 1994, the Wholesale Business unit determined that it would not be economically feasible to bring a 42-year-old generating unit into compliance with 1995 requirements of the Clean Air Act Amendments; we shut down the unit and transferred it to cold storage while we explore available generation options for the future.
  Our Wholesale Business unit saw a reduction of more than 13% in controllable operation and maintenance costs and its workforce was reduced an additional 21% in 1994, bringing the total workforce reductions since 1990 to almost 31%.
    We will continue our cost control efforts at our Core Electric Business, to seek additional workforce reductions, to continue to lower our wholesale power cost relative to other suppliers and to look for ways to work with all of our customers so we will remain their "utility of choice."
    The outlook for our Core Electric Business is a stable one: stable investment, stable rate base, and stable annual income potential. Also, we expect to have sufficient generating capacity available to meet the needs of customers through the latter part of this decade. Each company within this business unit is expected to earn at or near its allowed rate of return and to cover all its cash construction requirements with internally generated funds. While we expect the Core Electric Business to be stable, it will provide only limited financial growth potential over the next few years.

"Call out"
  Our Core Electric Business
   provides a solid base on which to build

Energy Related Business
  Energy related diversification plays a significant role in EUA's financial success, although we believe many in the investment community do not yet fully recognize how important a factor it is. The goals of our Energy Related Business unit are to provide an increasing percentage of EUA System earnings, maintain EUA Cogenex's leadership in the energy services industry, and investigate and develop new energy related business opportunities that will enhance shareholder value.
    The earnings contributions of our energy related diversification efforts grew from less than 1/2 of 1% just five years ago to almost 24% at year-end 1994. From a modest start with the acquisition of EUA Cogenex we have spread our diversification to other fields. Today, our Energy Related Business unit includes an independent power producer and companies involved in energy conservation and demand side management, the natural gas industry, power reliability, home environment and biomass technology. In essence, we've diversified our diversification.
    EUA Cogenex, the most active member of this business unit, continues to be a national leader in the field of energy conservation and demand side management. Its record of success and quality service, coupled with financial stability, make EUA Cogenex one of the top three companies in its field nationwide. It has projects under contract in 34 states and the District of Columbia. Expansion of its services into Canada is underway. And, a recent decision from the Securities and Exchange Commission removed that agency's rule restricting Cogenex from conducting more than 50% of its business outside the New England/New York area.
    EUA Cogenex plans to continue its controlled growth with its March 1995 acquisition of the principal energy services operations of Citizens Conservation Corporation of Boston and the proposed acquisition of Highland Energy Group, Inc., of Boulder, Colorado. Highland manages conservation and energy management programs in Colorado, Texas, Ohio and North Carolina. The largest assets we obtained with the Citizens Conservation acquisition are contracts with various public and private housing authorities.
    Our EUA Ocean State subsidiary continued to provide a significant earnings contribution to this business unit during 1994 through its investment in the Ocean State Power (OSP) project. Over time, the earnings contribution of this investment is expected to decline gradually as the asset base on which we earn is depreciated.
    An investment of our EUA Energy Investment subsidiary in 1993 was TransCapacity L.P., a gas industry software developer. In late 1994, TransCapacity introduced its Capacity Scout program for the computerized tracking of natural gas pipeline capacity pricing and availability to potential customers in major gas hubs nationwide. Capacity Scout gathers, sorts and stores data from pipelines and other suppliers, enabling users to find the most economic source of gas supply and delivery, quickly and efficiently, without the need to check numerous individual pipeline electronic bulletin boards.

"Pie charts depicting the following:"
  Earnings Contribution Comparison
  Amounts in %
                                       1989     1994
     Core Electric/Corporate           99.5     72.2
     Energy Related                     0.5     23.8

  The first systems were installed at customer locations in mid-October 1994 and by year-end, TransCapacity had seven customers operating in five states.
    During 1995, TransCapacity expects to enhance its system to provide automated ordering and scheduling of pipeline capacity through Electronic Data Interchange (EDI). This enhancement will enable customers to actually order, buy, sell and use their interstate gas pipeline capacity electronically.
    TransCapacity is not expected to provide any significant earnings contributions to EUA in 1995. However, we believe TransCapacity has the potential to be a significant source of earnings for EUA by the 1996-1997 time period assuming that its EDI services and information enhancements are successful.
    Another of EUA Energy's investments is a 9.9% interest in Quality Power Systems (QPS). This small investment provides potential earnings contributions, as well as a product we can market to our Core Electric Business and EUA Cogenex customers. QPS is designing an uninterruptible power supply system designed to protect sensitive electronic equipment from power surges. The QPS product is in the final development and testing stages, and sales are expected to begin in mid-1995. We do not expect our small investment will produce significant contributions to EUA earnings at first, but we do expect small positive contributions by the 1997-1998 time period.

"Call out"
  We continue to seek new energy
   related investment opportunities

    EUA Energy's quest for niche-type energy related investments continued in 1994. Initial research and development investments were made in two new energy related opportunities and additional investments may be made if certain milestones are reached in 1995.
    The first of these new investments is a potential 70% interest in the Home & Family L.P. Home & Family develops, markets and sells home environmental audit services and recommends remediation of home environmental problems. Phase II of a research and development pilot program will be completed in June 1995. At that time, EUA Energy will evaluate the results to determine whether to proceed with this business opportunity on a regional, and ultimately, a national level. If we decide to move forward, we would expect a minimal positive earnings contribution in 1995. However, because of the preliminary nature of the pilot program, it is difficult to assess long-term earnings expectations at this time.
    The second of EUA Energy's investments in 1994 is a potential 45% ownership in the BIOTEN partnership with the RBS/Wood Group. BIOTEN is developing the commercialization of a biomass-fired combustion turbine electric generation system. Research and development of system design and engineering, including a prototype plant, are expected to be complete by January 1996. Additional investments beyond 1996 by EUA Energy are dependent on the success of this R&D effort. Again, because of the preliminary nature of this undertaking, assessing long-term earnings expectations is premature.
    EUA Energy will continue to seek energy-related niche-type investments that are designed to enhance shareholder value over the long term.

"Call out"
  EUA has emerged as
  a diversified energy
  services company

  We continue to believe it is in the best interests of our shareholders to pursue a controlled diversification program. We look forward to increased earnings contributions of EUA Cogenex as it capitalizes on its solid reputation in the energy services industry. EUA Cogenex will continue to be a major contributor to the Energy Related Business unit for the foreseeable future.

Summary
  There is no blueprint to direct the change occurring in the electric industry. However, the transition from the age of monopolistic utilities to the era of competition provides us with a window of opportunity to continue EUA's carefully constructed plan to build a new kind of company. EUA's ability to diversify successfully will continue to be one of its primary strategic goals. As we stand on the brink of change, EUA can no longer be described as an electric utility holding company.' We've emerged as a diversified energy services company, poised for competition and the opportunities it provides.

Selected Consolidated Financial Data<F1>
Years Ended December 31,
(In Thousands Except Common Share Data)       1994         1993            1992         1991           1990

INCOME STATEMENT DATA:
   Operating Revenues                    $   564,278   $   566,477    $   541,964     $   522,583    $    465,685
   Operating Income                           73,130         5,406         64,347          66,336          55,385
   Consolidated Net Earnings (Loss)           47,370        44,931         34,111          26,260        (130,182)

BALANCE SHEET DATA:
   Plant in Service                        1,020,859     1,016,453      1,002,717         990,726         985,138
   Construction Work in Progress               8,389         8,728          4,943           6,881           6,809
      Gross Utility Plant                  1,029,248     1,025,181      1,007,660         997,607         991,947
   Accumulated Depreciation and
      Amortization                           304,034       296,995        274,725         251,503         241,128
      Net Utility Plant                      725,214       728,186        732,935         746,104         750,819
   Total Assets                            1,234,049     1,203,137      1,203,320       1,163,776       1,094,740

CAPITALIZATION:
   Long-Term Debt - Net                      455,412       496,816        462,958         488,452         443,595
   Redeemable Preferred Stock - Net           25,390        25,053         28,496          29,980          34,530
   Non-Redeemable Preferred Stock - Net        6,900         6,900         15,850          15,850          15,850
   Common Equity                             365,443       333,165        266,855         248,598         237,393
      Total Capitalization                   853,145       861,934        774,159         782,880         731,368
   Short-Term Debt                            31,678        37,168        109,936          72,449          43,071

COMMON SHARE DATA:
   Consolidated Earnings (Loss) per Average
      Common Share                       $      2.41   $      2.44    $      2.00     $      1.58    $      (8.18)
   Average Number of Shares Outstanding   19,671,970    18,391,147     17,039,224      16,608,090      15,917,255
   Return on Average Common Equity              13.6%         15.0%          13.2%           10.8%          (42.5%)
   Market Price    -High                          27 3/8        29 7/8         25 1/4          25              41 1/2
                   -Low                           21 3/8        23 7/8         20 3/8          15 3/4          20 3/4
                   -Year-End                      22            28             24 3/4          20 5/8          23 7/8
   Dividends Paid per Share              $     1.515   $      1.42    $      1.36   $        1.45    $      2.575

<F1>  Includes financial and operating statistics for Newport Electric Corporation from April 1, 1990 and EUA Power Corporation through December 31, 1990 at which time EUA Power was deconsolidated for financial reporting purposes.

Management's Discussion And Analysis Of Financial Condition And Review Of Operations


Overview
Consolidated net earnings for the year ended December 31, 1994 were $47.4 million on revenues of $564.3 million, a 5.4% increase over 1993 consolidated net earnings of $44.9 million, or $2.44 per share, on revenues of $566.5 million. Per share earnings for 1994 were $2.41 and reflected the dilutive impact of a 7.0% increase in the average number of common shares outstanding in 1994 resulting from: (i) a full-year's impact of the April 1993 issuance of 1.3 million common shares, (ii) shares issued under the Dividend Reinvestment and Common Share Purchase Plan, and (iii) shares issued in connection with the December 1993 and January 1994 acquisitions by EUA's energy services subsidiary, EUA Cogenex Corporation (EUA Cogenex).

Net Earnings and Earnings Per Share by business unit:


                                      1994                1993
                                Net
                              Earnings  Earnings      Net
                              (Loss)    (Loss)       Earnings  Earnings
                              (000's)   Per Share    (000's)   Per Share
Core Electric Business      $  36,897   $  1.88      $ 33,461   $  1.82
Energy Related Business        11,290      0.57         7,243      0.39
Corporate                        (817)    (0.04)        4,227      0.23
Consolidated                $  47,370   $  2.41      $ 44,931   $  2.44

Major impacts on 1994 earnings by business unit are described in the following paragraphs.

Operating Revenues
The table below sets forth estimates of the factors which contributed to the change in Operating Revenues from 1992 through 1994:

                                              Increase (Decrease)
                                              From Prior Years
($ in millions)                                1994        1993
Operating Revenue change attributable to:
Core Electric Business:
     Purchased Power Recovery                 $ (8.0)  $  7.0
     Recovery of Fuel Costs                     (1.4)    (2.3)
     Effect of Rate Changes                     (6.4)     8.6
     Unit Contracts and Sales to NEPOOL          1.8    (13.1)
     Kilowatthour (kWh) Sales and Other          4.2      1.5
Energy Related Business:
     EUA Cogenex                                 7.6     22.8
Total                                         $ (2.2)  $ 24.5


Core Electric Business: The revenues attributable to Purchased Power Recovery reflect our retail companies' recovery of purchased power capacity costs.
    Revenues attributable to Recovery of Fuel Costs result from the operation of fuel adjustment clauses. The change in such revenues reflects corresponding underlying changes in fuel costs.
    The Effect of Rate Changes reflects base rate increases for: (i) Blackstone Valley Electric Company (Blackstone) effective in April 1992; (ii) Newport Electric Corporation (Newport) effective October 1992; (iii) Eastern Edison Company (Eastern Edison) effective January 1993; and (iv) a wholesale rate decrease for Montaup Electric Company (Montaup) implemented on May 21, 1994. (see Rate Activity-Core Electric Business) Revenues attributable to Unit Contracts and sales to the New England Power Pool (NEPOOL) reflect revenues from such short-term contracts and Montaup's and Newport's interchange sales to NEPOOL.
    The change in revenues associated with kWh Sales and Other reflects the effect of kWh sales on base revenues and changes in other operating revenues.

Energy Related Business:   Revenues of this Business unit are generated
entirely by EUA Cogenex. The 1994 increase of $7.6 million was due primarily to increased revenues of James L. Day Co. Inc., renamed EUA Day and Northeast Energy Management, Inc. (NEM) aggregating approximately $8.5 million. EUA Cogenex acquired EUA Day and NEM in December 1993 and January 1994, respectively. Partnership revenues and paid from savings contract revenues also increased in 1994. These increases were offset somewhat by a decline in project sales revenues recognized in 1994. The 1993 increase was due primarily to revenues from its EUA Nova division which was acquired in December 1992 and increased revenues related to project sales recognized in 1993.

Core Electric Business kWh Sales
Total primary sales of electricity increased 1.3% in 1994, despite the fourth quarter's mild weather, causing an 18.7% decrease in heating degree days compared to those of the fourth quarter 1993. An on-going review of our customer classes resulted in the reclassification of certain customers from the commercial class to the residential and industrial classes in 1994. The impact of these reclassifications is reflected in the table below. Removing the impacts of these reclassifications results in sales increases of 1.1%, 0.6% and 3.0% to our residential, commercial and industrial customers, respectively, signaling continued economic recovery in our service territories. Economic indicators suggest that this moderate trend will continue for the foreseeable future. The 1994 peak demand for electricity surpassed the previous all-time high set in July 1991. The July 1994 peak of 921 megawatts was 4.8% higher than the previous high of 879 megawatts.

"Call out"
  Primary kWh sales grew again in 1994,
   paced by a strong industrial sector.

"Caption for picture depicting:"
  A sign that the economic recovery is continuing was 1994's 4.2% increase in electricity sales
   (inset) to industrial customers. Shown here, an engineer demonstrates Molten Metal Technology's patented Catalytic Extraction Processing (CEP) on a bench-scale system at the environmental technology company's Fall River, Massachusetts, facility. Molten
   Metal Technology is commercializing CEP, a technology for recycling hazardous waste into valuable products using a molten metal bath.




"Historical industrial sales (in millions of kWh) bar graph depicting the following:"

  1985    833
  1986    855
  1987    863
  1988    869
  1989    832
  1990    834
  1991    777
  1992    785
  1993    816
  1994    850

    Total primary sales for 1993 increased by 1.7% over those of 1992 paced by improvements of 3.9% and 3.1% in sales to our industrial and residential classes, respectively. Contributing to these gains was the hotter than normal summer of 1993 and the slow but steady economic recovery taking place in our retail service territories. Total Energy Sales decreased in 1993 from 1992 due to a significant decrease in short-term unit contract sales, which include sales to NEPOOL. Short-term unit contract and NEPOOL sales recover the underlying cost of fuel only and therefore have no impact on earnings.

Percentage Changes in kWh Sales by Class of Customer for the past two years were as follows:


                                       Percent
                                       Increase (Decrease)
                                       From Prior Year
                                      1994*      1993
Residential                            3.3        3.1
Commercial                            (1.9)       0.0
Industrial                             4.2        3.9
Other Electric Utilities              20.4       (9.9)
Other                                 (7.0)      (0.3)
Total Primary Sales                    1.3        1.7
Losses and Company Use                (5.3)       2.4
Total System Requirements              1.0        1.7
Unit Contracts                        20.2      (54.2)
Total Energy Sales                     4.2      (15.5)
*Reclassification of certain commercial customers to the residential and industrial classes are reflected in 1994 data only.

Expenses 1994 vs. 1993

Fuel And Purchased Power: The EUA System's most significant expense items continue to be fuel and purchased power expenses of our Core Electric Business which together comprised about 44.3% of total operating expenses for 1994.
    Fuel expense for 1994 increased $2.4 million from 1993. As part of Montaup's wholesale rate reduction implemented in May 1994, Newport became an all-requirements customer of Montaup and Montaup assumed all of Newport's purchased power contracts. Consequently approximately $2.1 million of this year's increase relates to fuel expense previously recorded as purchased power-demand expense by Newport. A 4.8% decrease in the average cost of fuel in 1994 essentially offset the 4.2% increase in total energy sales.
    Purchased Power expense decreased from 1993 by $9.4 million or 6.8%. This decrease was due primarily to expiring contracts totaling approximately 41 megawatts (mw) and lower billings by Montaup's suppliers aggregating approximately $8.6 million. Also, $2.1 million of the decrease is due to Montaup's recognition of purchased power-energy as fuel expense (see above). These decreases were offset somewhat by a $1.0 million increase in conservation and load management (C&LM) expenses recorded as purchased power expense.

Other Operation And Maintenance:   Other Operation and Maintenance (O&M)
expenses for 1994 totaled $184.5 million, an increase of $2.4 million over 1993.
Total O&M expenses are comprised of three components: Direct Controllable, Indirect and Energy Related. Changes in these components for 1994 were as follows:

                                                        Increase
($ in millions)                       1994      1993   (Decrease)
Direct Controllable                $  84.4   $  82.7   $  1.7
Indirect                              50.2      50.6     (0.4)
Energy Related                        49.9      48.8      1.1
   Total O&M                       $ 184.5   $ 182.1   $  2.4

"Call out"
  Cost control continues to
   be a primary focus of EUA

    Direct Controllable expenses of our Core Electric and Corporate Business units represent 45.7% of total 1994 O&M and include expense items such as: salaries, fringe benefits, insurance, maintenance, etc. Indirect expenses include items over which we have limited short-term control. Indirects include such expense items as: O&M expenses related to Montaup's ownership interests in jointly owned generating facilities such as Seabrook Unit 1 and Millstone Unit 3 (see Note H of Notes to Consolidated Financial Statements for other jointly owned units), power contracts where transmission rental fees are fixed, C&LM expenses that are fully recovered in revenues and expenses related to accounting standards such as FAS106.
    The Energy Related component relates to O&M expenses of our Energy Related Business unit where increases are tied to new and expanded business activity. EUA Cogenex continues to be the fastest growing of our Energy Related Businesses and incurred 96% of the total O&M expenses of this business unit.
    The changes in 1994 O&M expenses were due primarily to the following:
Core Electric Business: We remain committed in our efforts to control costs wherever possible. In 1994 Direct Controllable expenses of this business unit decreased by approximately $1.1 million. We were able to do this, in part, by reducing our Core Electric workforce by an additional 6.0% in 1994.
Indirect expenses of this business unit increased by approximately $900,000 due primarily to increased FAS106 expenses and Montaup C&LM and power contract expenses aggregating $3.2 million. Partially offsetting these increases was a $2.3 million decrease in jointly owned generating unit expenses.

"Call out"
  EUA Cogenex's contribution to
   Consolidated Net Earnings grew 18% in 1994

Energy Related Business: EUA Cogenex's O&M expenses for 1994 increased by $1.7 million. This increase was due primarily to the operations of EUA Day and NEM offset by a reduction in expenses related to lower project sales recognized in 1994. Research and Development expenses of EUA Energy Investment Corporation (EUA Energy) decreased $700,000 in 1994.

Corporate: Direct Controllable expenses of this business unit increased by $2.8 million due largely to our decision to expense one-time computer software development and hardware buy-out costs aggregating $1.9 million in 1994. Indirect expenses were down by $1.5 million due primarily to a decrease in pension expense.

Interest Charges: Interest on long-term debt for 1994 decreased approximately $2.5 million or 6.1%, compared to 1993. This decrease was due primarily to the full year impact of Eastern Edison's 1993 refinancing of $195 million of long-term debt at lower rates and Newport's January 1994 issuance of $7.9 million of variable rate Electric Energy Facilities Revenue Refunding Bonds due 2011.
    Offsetting these declines somewhat was the issuance by EUA Cogenex of $50 million of 7% Unsecured Notes in October 1993.

Income Taxes: EUA files a consolidated federal income tax return for the EUA System. EUA's 1994 composite federal and state effective tax rate was approximately 29% compared to approximately 27.3% in 1993. This increase is primarily attributable to the net decrease in the income recognition of Investment Tax Credits (ITC) in 1994 versus 1993. In 1993 EUA recognized income of approximately $4.9 million, representing a portion of the expected utilization of EUA Power Corporation's (EUA Power, now known as Great Bay Power Corporation) ITC, to reduce EUA's 1993 consolidated tax liability. In 1994 EUA Ocean State Corporation (EUA Ocean State) recognized $3.9 million of ITC related to its investment in the Ocean State Power Project (OSP).
These credits, for both years, are included in Other Income and Deduction-Net on the Consolidated Statement of Income. The System has no remaining ITC carryforwards available.

Other Items: Depreciation and Amortization expense increased by $1.7 million or 3.9% in 1994. Increased EUA Cogenex depreciation and amortization expense of $2.4 million was offset somewhat by a decrease in amortization expense of Montaup related to its Seabrook Unit II loss amortization which was completed in 1993. The EUA Cogenex increase was due primarily to the operations of EUA Day and NEM.
    Equity in Earnings of Jointly Owned Companies decreased in 1994 by approximately $1.7 million due primarily to lower earnings on EUA Ocean State's investment in OSP.
Other Income (Deductions)-Net increased by $3.6 million in 1994 due to: (i) a decrease in tax expense recorded as other deductions of approximately $2.0 million; (ii) increased EUA Cogenex interest income and management fee income aggregating approximately $900,000; (iii) a settlement of $900,000 received in 1994 from the Vermont Electric Generation and Transmission Cooperative,
Inc. related to Seabrook Nuclear Project payments previously withheld; and (iv) the 1994 income recognition of $900,000 of capitalized costs related to nuclear fuel buyouts which were previously deferred. These impacts were partially offset by a net decrease of $1.0 million in ITC utilized in 1994 versus 1993, as previously discussed.
    The Preferred Dividend requirement of the retail subsidiaries decreased by approximately $1.0 million or 29.6% in 1994 due to a full-year impact of Eastern Edison's 1993 Preferred Stock financing activity.

Expenses 1993 vs. 1992

Fuel And Purchased Power: Fuel expense decreased approximately $11.5 million or 11.9%, from 1992, due largely to a decrease in total System generation resulting from outages experienced by company-owned units. Canal Unit 2, which is 50% owned by Montaup, began a scheduled outage on February 13, 1993, and returned to service on April 5, 1993 while Somerset Unit No. 6, a wholly-owned unit of Montaup, was out of service for most of 1993 due to unanticipated waterwall restoration. Also, Somerset Unit 5 was out of service for five months prior to being placed in deactivated reserve on January 25, 1994. Offsetting these decreases in fuel expense somewhat was a 3.7% increase in Montaup's average cost of fuel for the period.
    Purchased Power expense decreased $2.3 million or 1.6% from 1992 primarily due to a $2.9 million decrease in C&LM expense recorded as purchased power and a $1 million decrease attributable to Newport purchases from sources other than Montaup. Offsetting these decreases somewhat were the increased costs of $1.6 million billed by Montaup's suppliers.

Other Operation And Maintenance:   O&M expenses for 1993 totaled $182.1
million, an increase of $29.2 million over 1992. Changes by O&M component for 1993 were as follows:

                                                                Increase
($ in millions)                            1993         1992    (Decrease)
Direct Controllable                      $  82.7     $  88.5     $ (5.8)
Indirect                                    50.6        36.6       14.0
Energy Related                              48.8        27.8       21.0
   Total O&M                             $ 182.1     $ 152.9     $ 29.2

    The reduction in Direct Controllable expenses in 1993 of our Core Electric and Corporate Business units reflects our continued commitment to cost control. Our core electric workforce was reduced by 5% in 1993 and through the diligent efforts of our employees we were able to reduce direct controllable expenses in spite of an increase in the Consumer Price Index of approximately 3%. The increase of $29.2 million in 1993 was due primarily to the following:

Core Electric Business: (i) increased C&LM expenses of $4.1 million; (ii) additional expenses of approximately $3.5 million relating to EUA's adoption of FAS106; (iii) increases of approximately $1.5 million relating to pension expense accruals; and (iv) increased expenses of approximately $3.9 million relating to Montaup's jointly owned units.

Energy Related Business: Increased EUA Cogenex expenses of approximately $19.3 million, relating primarily to the operations of its EUA Nova division and increased expenses of $2.2 million related to EUA Energy's expensing of its initial investment in TransCapacity L.P.

Corporate: The fourth quarter 1992 settlement of legal proceedings related to EUA Power resulted in decreases of approximately $3.7 million in corporate legal expenses in 1993.

Interest Charges: Interest on long-term debt for 1993 decreased approximately $4.1 million or 9%, compared to 1992. This decrease was due primarily to Eastern Edison's 1993 refinancing of $195 million of long-term debt at lower interest rates and the redemptions of $30 million of 9-1/4% First Mortgage and Collateral Trust Bonds (FMBs) in May 1992 and $15 million of 8-1/2% FMBs in June 1992. The redemptions were made primarily with cash proceeds from the early redemption of Montaup securities, which were owned by Eastern Edison. Eastern Edison also refinanced $35 million of 10% FMBs with $35 million of 7.78% Medium Term Notes in July 1992.
    Offsetting these declines somewhat were the issuances by EUA Cogenex of $15 million of 7.22% Unsecured Notes in September 1992 and $50 million of 7% Unsecured Notes in October 1993.

Income Taxes: EUA's 1993 composite federal and state effective tax rate was approximately 27.3%, compared to approximately 32.4% in 1992. This decrease was primarily attributable to the income recognition of a portion of the expected utilization of EUA Power's ITC, as previously discussed, which more than offset the 1% increase in the federal tax rate to 35% in 1993.

Other Items: Depreciation and Amortization increased by $1.9 million or 4.4% due primarily to an increase in EUA Cogenex depreciation expense of $1.3 million.
    Equity in Earnings of Jointly Owned Companies decreased in 1993 by approximately $2.7 million due primarily to lower earnings on EUA Ocean State's investment in OSP.
    Other Income (Deductions)-Net decreased $2.3 million in 1993 due primarily to the 1992 reversal of certain previously established reserves relating to matters in litigation, the favorable resolution of which was reached in 1992. Partially offsetting this decrease was a reduction in federal income tax expense of $4.9 million as discussed above.
    The Preferred Dividend requirement of the retail subsidiaries decreased by approximately $700,000 or 18% in 1993 due to Eastern Edison's 1993 Preferred Stock financing activity. In 1993 Eastern Edison used available cash to redeem all of its outstanding 4.64%, 8.32% and 9.00% series of Preferred Stock aggregating $21.6 million. Eastern Edison also issued $30 million of 6 5/8% Preferred Stock in August 1993, the proceeds of which were used to redeem $20 million of its 9.80% Preferred Stock and for other corporate purposes.

Rate Activity-Core Electric Business

"Call out"
  Our wholesale rate reduction which
   is passed through to end-users by our
   Retail Business subsidiaries can help
   our customers stay competitive and continue their contributions to the region's economy

Montaup, our wholesale electric subsidiary, supplies electricity to our retail electric subsidiaries, Blackstone, Newport, and Eastern Edison, and to two non-System municipal utilities. The Federal Energy Regulatory Commission allowed Montaup to reduce its wholesale rates by $10.1 million (3%) annually effective May 21, 1994, pending final adjudication. Settlement agreements with all intervenors with an annual base rate reduction of approximately $14 million (inclusive of the filed $10.1 million reduction) effective as of August 1994, awaits certification by the Commission.

"Caption for Picture Depicting:"
  TransCapacity's Capacity ScoutTM system
   enables purchasers of natural gas in bulk quantities to use a single computerized interface to find the most economical source of fuel and the best value in interstate gas pipeline capacity to transport that fuel to their location. As shown here, natural gas enters large interstate pipelines from processing plants via smaller "feeder" lines.

    The wholesale rate reduction will have a dampening result on System revenues; however, we expect offsetting factors to prevent it from impacting significantly on earnings. While rate reductions are welcomed by all customers, they are particularly significant to industrial customers, where any reduction in the cost of doing business can help them remain competitive. Our Rhode Island industrial customers will also benefit from newly enacted legislation which phases out Rhode Island's 4% gross receipts tax on electricity used for manufacturing over a four year period commencing July
1, 1994. This action should make Rhode Island manufacturers more competitive by reducing their cost of doing business and contribute to the economic recovery in our Rhode Island service territories.
   In December 1994 the Massachusetts Department of Public Utilities (MDPU) approved a request made by Eastern Edison to recover through a reconciling adjustment factor a portion of "lost base revenues." Lost base revenue represents amounts the company would have collected if it had not offered demand-side management and conservation and load management programs to its customers.
   On February 24, 1995, the MDPU issued an order relating to implementation of incentive regulation. In the order, the MDPU strongly encouraged all jurisdictional electric utilities to devise and propose incentive plans. The objective of the incentive regulation is to "provide marketplace benefits to consumers through (1) more efficient utility operations, (2) stronger utility incentives for better cost control, and (3) enhanced opportunities for lower rates." While no timetable is specified, the MDPU stated that the largest utilities should commence the incentive plan design process as soon as possible.

"Cash Construction Expenditures/Internally
  Generated Funds bar graph depicting the following (in millions):"

                                     1990(A)  1991   1992    1993    1994
  Cash Construction Expenditures     59,929  57,570 71,365  76,391  50,519
  Internally Generated funds         35,024  63,681 48,933  79,691  79,274
  (A) excludes EUA Power cash interest payments

1994 System Financing Activity
Core Electric Business: On January 6, 1994, Newport issued $7.9 million of variable rate Electric Energy Facilities Revenue Refunding Bonds due 2011. The proceeds were used to redeem $6.0 million of 12% and $1.9 million of 8.5% Second Mortgage Bonds.

Corporate: EUA received proceeds of approximately $9.5 million in 1994 from the issuance and sale of 424,942 common shares primarily through its Dividend Reinvestment and Common Share Purchase Plans.
    In January 1994 EUA issued 464,579 common shares in connection with the acquisition of NEM by EUA Cogenex. See "Energy Related Businesses" below for more details.

Financial Condition And Liquidity: The EUA System's need for permanent capital is primarily related to investments in facilities required to meet the needs of its existing and future customers.

Core Electric Business: For 1994, 1993 and 1992, the Core Electric Business cash construction expenditures were $33.0 million, $32.4 million and $22.5 million, respectively.
    In 1994, internally generated funds available after the payment of dividends of our Core Electric Business amounted to $49.4 million, or 149.9% of its cash construction requirements.
    In 1993, internally generated funds amounted to $51.8 million or 159.9% of the cash construction requirements of our Core Electric Business. Various laws, regulations and contract provisions limit the use of EUA's internally generated funds such that the funds generated by one subsidiary are not generally available to fund the operations of another subsidiary.

"Call out"
   Internally generated funds are expected
    to provide over 100% of Core Electric Business construction activity for the foreseeable future

    Cash construction expenditures for 1995, 1996 and 1997 are estimated to be approximately $36.8 million, $32.2 million and $33.3 million, respectively and are expected to be financed with internally generated funds.
    In addition to construction expenditures, projected requirements for scheduled cash sinking fund payments and mandatory redemption of securities in 1995, 1996, 1997, 1998 and 1999 are $37.3 million, $9.3 million, $2.3 million,
$62.3 million and $11.6 million, respectively.

Energy Related Business: Construction expenditures of our Energy Related Business amounted to $17.2 million, $43.6 million and $47.2 million in 1994, 1993 and 1992, respectively. Internally generated funds supplied approximately 111.9% and 29.6% of cash construction requirements in 1994 and 1993, respectively.
    Estimated construction expenditures of the Energy Related Business are $48.3 million, $44.0 million and $44.0 million 1995, 1996 and 1997 respectively.
    Internally generated funds are expected to supply approximately 53% of 1995 estimated cash construction requirements. Continued growth at EUA Cogenex may require some external financing in the 1995-1996 time frame.
   In addition to construction expenditures and energy related investments, projected requirements for scheduled cash sinking fund payments and mandatory redemption of securities in 1995, 1996, 1997, 1998 and 1999 are $3.3 million, $9.2 million, $24.2 million, $9.2 million and $9.2 million, respectively.

Corporate:   Construction activity of the Corporate Business unit is minimal.
Projected requirements for scheduled cash sinking fund payments for the corporate operations for each of the five years following 1994 are $1.1 million.

Short-Term Lines of Credit:   At December 31, 1994, EUA System companies
maintained short-term lines of credit with various banks aggregating approximately $150 million. Short-term debt outstanding at year's end was $31.7 million, a decrease of $5.5 million from year-end 1993 balances.

  Year-End Short-Term Debt Outstanding by business unit:

($ in thousands)                        1994        1993
Core  Electric Business             $      0     $      0
Energy Related Business               23,476        8,588
Corporate                              8,202       28,580
    Total                           $ 31,678     $ 37,168

EUA expects to repay the outstanding balances of short-term indebtedness through internally generated funds, the issuance of additional common shares through its Dividend Reinvestment and Common Share Purchase Plan, and the possible issuance of additional EUA Cogenex debt securities.

Energy Related Businesses
Net Earnings and Earnings Per Share contributions of EUA's Energy Related Businesses for 1994 and 1993 were as follows:

                                 1994                    1993
                            Net                     Net
                          Earnings   Earnings    Earnings   Earnings
                           (Loss)     (Loss)      (Loss)     (Loss)
                           (000's)   Per Share    (000's)   Per Share
EUA Cogenex              $   4,171   $   0.21    $ 3,536     $  0.19
EUA Ocean State              8,356       0.42      5,258        0.29
EUA Energy Investment       (1,237)     (0.06)    (1,551)      (0.09)
Energy Related Business   $ 11,290    $  0.57    $ 7,243     $  0.39

EUA Cogenex: EUA Cogenex participates in energy conservation and cogeneration projects in 34 states and the District of Columbia. EUA Cogenex's earnings increased by 18% in 1994 due primarily to its January 1994 acquisition of NEM, an energy services company which is now a wholly-owned subsidiary of EUA Cogenex. In February 1995, EUA Cogenex acquired certain energy services assets of Citizens Conservation Corporation of Boston in exchange for preferred stock of a newly formed subsidiary of EUA Cogenex, Citizens Conservation Services, which will utilize those assets. EUA Cogenex has also applied for authorization from the Securities and Exchange Commission (SEC) to acquire the Highland Energy Group, an energy services company in Boulder, Colorado in exchange for common shares of EUA. (See the Business and Strategies section for a further discussion of EUA Cogenex's activities).

"Call out"
  In early 1995 the SEC removed
   the last geographic barrier to EUA
   Cogenex's growth potential

    Until recently EUA Cogenex was subject to a SEC requirement that it generate more than 50% of its revenues in the New England/New York area. In response to a request filed by EUA Cogenex in December 1994, the SEC removed this restriction. This action removes a barrier for EUA Cogenex expansion beyond its base New England/New York territory.

EUA Ocean State: EUA Ocean State owns 29.9% of each of the partnerships which developed and operate Units I and II of OSP, twin 250-megawatt gas-fired generating units located in northern Rhode Island. Both units have provided a premium return since their respective in-service dates of December 31, 1990 and October 1, 1991. The 1994 increase in EUA Ocean State's earnings contribution was due primarily to the utilization of $3.9 million of ITC in 1994 offset somewhat by a decrease in the allowed rate of return on equity billed by the project and a decrease in the rate base and investment base from which the project's rates are determined.

EUA Energy Investment: EUA Energy was organized to seek out investments in energy related businesses. Prior to 1993 the company had been a relatively inactive subsidiary of EUA. 1994 results reflect a net decrease in research and development expenses versus 1993.
In late 1994, TransCapacity L.P., a limited partnership entered into by EUA Energy in 1993, unveiled its Capacity ScoutTM program for the computerized tracking of natural gas pipeline capacity pricing and availability.
    Another of EUA Energy's investments was a 9.9% interest in Quality Power Systems (QPS). The QPS product is an uninterruptible power supply system designed to protect sensitive equipment from power surges and is in the final development and testing stages.
    In 1994, EUA Energy made initial research and development investments in two new energy related opportunities relating to home environmental audit services and biomass-fired combustion turbine systems. (see the Business and Strategies section for a further discussion of EUA Energy's investment activities).

Energy Sources
As shown in the accompanying pie chart the EUA System's fuel mix continues to be diverse. The 1994 decrease in oil was due mainly to the unanticipated outage at Canal Unit No. 2 at the end of 1994. Coal supplied 12% of our energy needs in 1994, up from 6% when Somerset Unit No. 6 was unavailable for most of 1993.


"Fuel Mix Pie charts depicting the following:"
 (Amounts in %)
                                1993   1994    Estimated 1999
  Oil                             28    20          18
  Gas                             26    28          35
  Coal                             6    12          13
  Nuclear                         34    34          29
  Other - principally Hydro        6     6           5

Conservation And Load Management
The EUA System offers customers a comprehensive group of C&LM programs. These programs provide EUA with a flexible, cost-effective resource option, while serving customers with valued cost control opportunities to develop and maintain a competitive advantage. The programs also offer opportunities to EUA and its customers to comply with environmental standards and reduce air emissions.
    During 1994, more than 44,000 customers participated in one or more of the EUA System C&LM programs, resulting in 37,478 megawatthours of annual energy savings, nearly 1% of total system requirements. In addition, the programs reduced customers' demand by 7,294 kilowatts in 1994 and provided the long-term benefits of reducing the need to invest in costly new generating facilities.

Competition
The electric industry is in a period of transition from a traditional rate regulated environment to a competitive marketplace. While competition in the wholesale electric market is not new, electric utilities may also face increased competition in the retail electric market. This increased competition will place added challenges on EUA's Core Electric Business. At EUA we are not complacently waiting to see what the future brings. We have already taken decisive steps to respond to the increasing competitive environment. As described in more detail in the "Business and Strategies "section we have reorganized into strategic business units, voluntarily implemented a wholesale rate reduction, continued our focus on controlling costs, shut down an uneconomical generating unit and implemented a new marketing plan.

"Call out"
  Competition is the single
   biggest challenge facing
   the electric utility industry today

    Across the country there has been an increasing focus on competitive issues. Regulators in Massachusetts and Rhode Island are currently examining, among other things, issues related to incentive regulation and potential electric industry restructuring. The timing and impact of these examinations on the financial condition of the utility industry in general and EUA's Core Electric Business in particular is uncertain at this time. EUA will continue to monitor and participate in all regulatory investigations into the many issues surrounding this move to a competitive marketplace.
    As a regulated industry, utilities are subject to certain accounting rules that are not applicable to other industries. These accounting rules allow regulated companies, in appropriate circumstances, to establish regulatory assets and liabilities, which defer the current financial impact of certain costs that are expected to be recovered in future rates. The effects of competition or change in regulation could ultimately cause EUA's core electric companies to no longer follow these accounting rules.
In such an event, any regulatory assets and liabilities would have to be fully expensed at that time. We do not expect this situation to occur in the near future.

"Caption for Picture Depicting:"
  Sophisticated computerized design enables
   EUA Nova to produce light fixtures that direct the output from energy efficient fluorescent lamps to the specific area where it is needed. A lighting retrofit program by EUA Cogenex enabled the Department of Energy to reduce energy use by 60%, for annual savings of about $400,000 at its Washington headquarters building (inset).

Environmental Matters
The federal Environmental Protection Agency (EPA), as well as state and local authorities, has jurisdiction over releases of pollutants into the environment. They have broad authority to set rules and regulations, including the required installation of pollution control devices and remedial actions. The EPA has updated its clean air standards regulating the emissions from utility power plants into the air, to take effect in 1995. Tests at Montaup's Somerset Station indicated that Unit #6 would be able to utilize lower sulfur coal than had burned to meet the 1995 air standards with only a minimal capital investment. Montaup determined that it would not be economical to repair Unit # 5 of the Somerset Station and has placed it in deactivated reserve.
   In April 1992, the Northeast States for Coordinated Air Use Management (NESCAUM), an environmental advisory group for eight Northeast states including Massachusetts and Rhode Island, issued recommendations for nitrogen oxide (NOx) controls for existing utility boilers required to meet the ozone non-attainment requirements of the Clean Air Act Amendments of 1990 (Clean Air Act).
The NESCAUM recommendations are more restrictive than the Clean Air Act requirements. The Massachusetts Department of Environmental Management has amended its regulations to require that Reasonably Available Control Technology
(RACT) be implemented at all stationary sources potentially emitting 50 tons or more per year of NOx. Rhode Island issued similar regulations. Montaup has initiated compliance through, among other things, selective noncatalytic reduction processes.
    Because of the nature of the EUA System's business, various by-products and substances are produced or handled which are classified as hazardous under the rules and regulations promulgated by the EPA as well as state and local authorities. The EUA System generally provides for the disposal of such substances through licensed contractors, but these statutory provisions generally impose potential joint and several responsibility on the generators of the wastes for cleanup costs. Subsidiaries of EUA have been notified with respect to a number of sites where they may be responsible for such costs, including sites where they may have joint and several liability with other responsible parties. It is the policy of the EUA System companies to notify liability insurers and to initiate claims however, EUA is unable to predict whether liability, if any, will be assumed by, or can be enforced against, the insurance carrier in these matters.
    On December 13, 1994, the United States District Court for the District of Massachusetts (District Court) found Blackstone liable to the Commonwealth of Massachusetts (the Commonwealth) for the full amount of response costs incurred by the Commonwealth in the cleanup of a coal gasification waste site at Mendon Road in Attleboro, Massachusetts. The total judgment is approximately $5.9 million, including approximately $3.6 million in interest which has accumulated since 1985.
    Blackstone has filed a Notice of Appeal and filed its brief with the First Circuit Court of Appeals in February 1995.
    Due to the uncertainty of the ultimate outcome of this proceeding and anticipated recoverability, a deferred debit of $5.9 million was recorded and is included with Other Assets.
    On January 20, 1995, Blackstone entered into an escrow agreement with the Commonwealth and deposited $5.9 million with an escrow agent who transferred the funds into an interest bearing money market account. The distribution of the proceeds of the escrow account will be determined upon the final resolution of the judgment. No additional interest expense will accrue on the judgment amount.
    On January 28, 1994, Blackstone filed a complaint in the District Court seeking, among other relief, contribution and reimbursement from several other parties connected to the site. The court denied motions to dismiss the complaint which were filed by those parties in 1994.
    In addition, Blackstone notified certain liability insurers and has filed claims with respect to the Mendon Road site, as well as other sites.
    As of December 31, 1994, the EUA System had incurred costs of approximately $3.5 million (excluding the $5.9 million Mendon Road judgment) in connection with these sites, substantially all of which relate to Blackstone. These amounts have been financed primarily by internally generated cash. Blackstone is currently amortizing substantially all of its incurred costs over a five-year period and is recovering certain of those costs in rates.
    EUA estimates that additional costs ranging from $2.6 million to $5.6 million (excluding the $5.9 million Mendon Road judgment) may be incurred at these sites through 1996 by its subsidiaries and the other responsible parties. Of this amount, approximately $4.8 million relates to sites at which Blackstone is a potentially responsible party. Estimates beyond 1996 cannot be made since site studies, which are the basis of these estimates, have not been completed.
    As a result of the recoverability of cleanup costs in rates and the uncertainty regarding both its estimated liability, as well as its potential contributions from insurance carriers and other responsible parties, EUA does not believe that the ultimate impact of the environmental costs will be material to the financial position of the EUA System or to any individual subsidiary and thus no loss provision is required at this time.
    A number of scientific studies in the past several years have examined the possibility of health effects from electric and magnetic fields (EMF) that are found everywhere there is electricity.
Research to date has not conclusively established a direct causal relationship between EMF exposure and human health. Additional studies, which are intended to provide a better understanding of the subject, are continuing.
  Some states have enacted regulations to limit the strength of magnetic fields at the edge of transmission line rights-of-way. Rhode Island has enacted a statute which authorizes and directs the Energy Facility Siting Board to establish rules and regulations governing construction of high voltage transmission lines of 69kv or more. There is a bill pending in the Massachusetts Legislature that would authorize the MDPU to examine the potential health effects of EMF. Management cannot predict the ultimate outcome of the EMF issue.

Changes In Accounting Standards
In November 1992, FASB issued Statement No. 112, "Employers' Accounting for Post-employment Benefits, "for fiscal years beginning after December 15, 1993. The estimated impact of this standard on EUA System is immaterial to EUA's results of operations and therefore no liability has been recorded.

Other
Montaup is recovering through rates its share of estimated decommissioning costs for the Millstone Unit 3 and Seabrook Unit 1 nuclear generating units. Montaup's share of the currently allowed estimated total costs to decommission Millstone Unit 3 is approximately $18.0 million in 1994 dollars and Seabrook Unit 1 is approximately $11.5 million in 1994 dollars. These figures are based on studies performed for the lead owners of the units. Montaup also pays into decommissioning reserves, pursuant to contractual arrangements, at other nuclear generating facilities in which it has an equity ownership interest or life-of-unit entitlement. Such expenses are currently recovered through rates.
    In December 1992, Montaup commenced a declaratory judgment action in which it sought to have the Massachusetts Superior Court determine that the Power Purchase Agreement between it and Aquidneck Power Limited Partnership (Aquidneck) was binding on the parties according to its terms.
    In January 1994, a counterclaim by Aquidneck claimed certain breaches of the Power Purchase Agreement. Also in January 1994, Aquidneck sought to join EUA and EUA Service Corporation (EUA Service) as parties to the suit.
    The Court has scheduled a hearing in April 1995 on Montaup's motion for default judgment. Montaup intends to file a motion for summary judgment. Montaup, EUA and EUA Service intend to defend the counterclaim vigorously.
    On January 20, 1995, EUA and a former shareholder of EUA, which on February 11, 1992 had filed suit against EUA and three officers of EUA in the District Court, filed a voluntary dismissal of the suit following the fulfillment of the terms of a confidential settlement agreement. The dismissal prevents the former shareholder from suing EUA again on any claim asserted in the suit.
    EUA and the officer continue to deny any and all allegations of wrongdoing asserted by the former shareholder but determined it to be in their best interests to settle the suit. The Settlement Agreement will not have an adverse impact on EUA's current earnings due to reserves that EUA had previously established.

Financial Table Of Contents

Consolidated Statement of Income                                           22
Consolidated Statement of Cash Flows                                       23
Consolidated Balance Sheet                                                 24
Consolidated Statement of Retained Earnings                                25
Consolidated Statement of Equity Capital and Preferred Stock               25
Consolidated Statement of Indebtedness                                     26
Notes to Consolidated Financial Statements                                 27
Report of Independent Accountants                                          38
Report of Management                                                       38
Quarterly Financial and Common Share Information                           39
Consolidated Operating and Financial Statistics                            40
Shareholder Information                                                    42
Trustees and Officers                                     Inside Back Cover

Consolidated Statement Of Income

Years Ended December 31,

(In Thousands Except Common Shares and per Share Amounts)        1994                 1993             1992

OPERATING REVENUES                                          $    564,278        $   566,477      $   541,964
OPERATING EXPENSES:
   Fuel                                                           87,573             85,218           96,767
   Purchased Power-Demand                                        130,080            139,524          141,829
   Other Operation                                               160,985            156,972          131,348
   Maintenance                                                    23,510             25,148           21,589
   Depreciation and Amortization                                  46,455             44,722           42,824
   Taxes - Other Than Income                                      24,337             24,468           23,785
   Income Taxes                                                   18,208             15,019           19,475
      Total Operating Expenses                                   491,148            491,071          477,617
   Operating Income                                               73,130             75,406           64,347
   Equity in Earnings of Jointly Owned Companies                  12,485             14,140           16,790
   Allowance for Other Funds Used
     During Construction                                             351                379              549
   Other Income (Deductions) - Net                                 7,512              3,898            6,184
      Income Before Interest Charges                              93,478             93,823           87,870
INTEREST CHARGES:
   Interest on Long-Term Debt                                     38,987             41,530           45,646
   Amortization of Debt Expense and Premium - Net                  2,729              1,904            1,184
   Other Interest Expense                                          3,849              4,137            4,703
   Allowance for Borrowed Funds Used During
     Construction (Credit)                                        (1,788)            (1,989)          (1,813)
      Net Interest Charges                                        43,777             45,582           49,720
Net Income                                                        49,701             48,241           38,150
Preferred Dividends of Subsidiaries                                2,331              3,310            4,039
Consolidated Net Earnings                                   $     47,370        $    44,931      $    34,111
Average Common Shares Outstanding                             19,671,970         18,391,147       17,039,224
Consolidated Earnings per Share                             $       2.41        $      2.44      $      2.00
Dividends Paid per Share                                    $      1.515        $      1.42      $      1.36


The accompanying notes are an integral part of the financial statements.

Consolidated Statement Of Cash Flows

Years Ended December 31,
(In Thousands)                                       1994              1993             1992

Net Income                                        $  49,701        $   48,241       $  38,150
Adjustments to Reconcile Net Income
  to Net Cash Provided from Operating Activities:
   Depreciation and Amortization                     54,091            50,492          47,492
   Amortization of Nuclear Fuel                       3,310             5,136           5,054
   Deferred Taxes                                     8,017            11,099          (3,645)
   Gains on Sales of Investments in Energy Savings
       Projects Paid for with Notes Receivable       (5,474)           (5,415)         (5,907)
   Investment Tax Credit, Net                          (181)           (1,279)         (1,452)
   Allowance for Other Funds Used During
       Construction                                    (351)             (379)           (549)
   Other - Net                                       (4,504)            6,742          22,571
Changes in Operating Assets and Liabilities:
   Accounts Receivable                               (4,509)           (9,609)          6,572
   Materials and Supplies                            (2,035)              452            (629)
   Accounts Payable                                  (2,668)           (1,885)           5,138
   Taxes Accrued                                     (5,834)            3,382            1,610
   Other - Net                                        9,641            (8,405)          (3,169)
     Net Cash Provided from Operating Activities     99,204            98,572          111,236
CASH FLOW FROM INVESTING ACTIVITIES:
   Construction Expenditures                        (50,519)          (76,391)         (71,365)
   Collections on Notes and Lease
            Receivables of EUA Cogenex               12,750             4,722            8,190
   Increase in Other Investments                    (11,329)                            (5,311)
   EUA Power Settlement                                                                (20,000)
     Net Cash (Used in) Investing Activities        (49,098)          (71,669)         (88,486)
CASH FLOW FROM FINANCING ACTIVITIES:
 Issuances:
   Common Shares                                      9,538            46,313            8,738
   Long-Term Debt                                     7,925           245,000           50,000
   Preferred Stock                                                     30,000
 Redemptions:
   Long-Term Debt                                   (13,233)         (214,809)         (86,203)
   Preferred Stock                                     (100)          (41,700)          (1,300)
   Premium on Reacquisition and
     Financing Expenses                                (689)          (14,956)          (3,783)
 EUA Common Share Dividends Paid                    (29,795)          (26,101)         (23,114)
 Subsidiary Preferred Dividends Paid                 (2,333)           (3,316)          (4,039)
 Net (Decrease) Increase in Short-Term Debt          (5,490)          (72,768)          37,487
     Net Cash (Used in) Financing Activities        (34,177)          (52,337)         (22,214)
NET INCREASE IN CASH AND
  TEMPORARY CASH INVESTMENTS:                        15,929           (25,434)             536
Cash and Temporary Cash Investments
      at Beginning of Year                            4,180            29,614           29,078
Cash and Temporary Cash Investments
      at End of Year                             $   20,109       $     4,180        $  29,614
Cash Paid during the year for:
   Interest (Net of Amounts Capitalized)         $   39,650       $    45,057        $  47,132
   Income Taxes                                  $   15,233       $    12,919        $     897
Conversion of Investments in Energy Savings Projects
     to Notes and Leases Receivable              $   10,914       $    16,591        $  10,801

The accompanying notes are an integral part of the financial statements.

Consolidated Balance Sheet

December 31,
(In Thousands)                                                           1994              1993
ASSETS
 Utility Plant and Other Investments:
   Utility Plant in Service                                          $ 1,020,859       $    1,016,453
     Less Accumulated Provisions for Depreciation and Amortization       304,034              296,995
         Net Utility Plant in Service                                    716,825              719,458
   Construction Work in Progress                                           8,389                8,728
   Net Utility Plant                                                     725,214              728,186
   Non-utility Property - Net                                            107,803               99,791
   Investments in Jointly Owned Companies                                 70,675               73,632
   Other                                                                  55,416               51,282
       Total Utility Plant and Other Investments                         959,108              952,891
 Current Assets:
   Cash and Temporary Cash Investments                                    20,109                4,180
   Accounts Receivable:
     Customers, Net                                                       63,709               57,473
     Accrued Unbilled Revenues                                            10,178               10,481
     Other                                                                15,461               16,885
   Notes Receivable                                                       13,906               16,407
   Materials and Supplies (at average cost):
     Fuel                                                                  6,413                6,411
     Plant Materials and Operating Supplies                                8,755                6,722
   Other Current Assets                                                    8,517                7,798
       Total Current Assets                                              147,048              126,357
   Other Assets                                                          127,893              123,889
 Total Assets                                                        $ 1,234,049       $    1,203,137

LIABILITIES AND CAPITALIZATION
 Capitalization:
   Common Equity                                                    $    365,443       $      333,165
   Non-Redeemable Preferred Stock of Subsidiaries - Net                    6,900                6,900
   Redeemable Preferred Stock of Subsidiaries - Net                       25,390               25,053
   Long-Term Debt - Net                                                  455,412              496,816
      Total Capitalization                                               853,145              861,934
 Current Liabilities:
   Notes Payable - Banks                                                  31,678               37,168
   Long-Term Debt Due Within One Year                                     41,601                5,415
   Accounts Payable                                                       33,442               36,111
   Redeemable Preferred Stock Sinking Fund Requirement                        50                   50
   Taxes Accrued                                                           6,465               12,299
   Interest Accrued                                                       10,889               10,688
   Other Current Liabilities                                              29,566               19,285
      Total Current Liabilities                                          153,691              121,016
 Other Liabilities                                                        89,313               82,747
 Accumulated Deferred Taxes                                              137,900              137,440
 Commitments and Contingencies (Note J)
 Total Liabilities and Capitalization                              $   1,234,049       $    1,203,137

Consolidated Statement Of Retained Earnings
Years Ended December 31,
(In Thousands)                                                       1994          1993         1992
Retained Earnings - Beginning of Year                            $  39,642    $   21,434    $   11,053
Consolidated Net Earnings                                           47,370        44,931        34,111
   Total                                                            87,012        66,365        45,164
Dividends Paid - EUA Common Shares                                  29,795        26,101        23,114
Other                                                                  600           622           616
Retained Earnings  -
   Accumulated since June 1991 Accounting Reorganization
   in which a deficit of $80,034,506 was eliminated.             $  56,617    $   39,642    $   21,434

Consolidated Statement Of Equity Capital & Preferred Stock
December 31,
(Dollar  Amounts In Thousands)                                           1994                 1993
EASTERN UTILITIES ASSOCIATES:
 Common Shares:
   $5 par value 36,000,000 shares authorized, 19,936,980 shares
      outstanding in 1994 and 19,032,598 shares in 1993.               $  99,685           $   95,163
 Other Paid-In Capital                                                   212,990              202,182
 Common Share Expense                                                     (3,849)              (3,822)
 Retained Earnings Accumulated since June 1991 Accounting
   Reorganization in which a deficit of $80,034,506 was eliminated.       56,617               39,642
      Total Common Equity                                                365,443              333,165
CUMULATIVE PREFERRED STOCK OF SUBSIDIARIES:
 Non-Redeemable Preferred:
   Blackstone Valley Electric Company:
      4.25% $100 par value 35,000 shares <F1>                              3,500                3,500
      5.60% $100 par value 25,000 shares <F1>                              2,500                2,500
      Premium                                                                129                  129
   Newport Electric Corporation:
      3.75% $100 par value  7,689 shares <F1>                                769                  769
      Premium                                                                  2                    2
        Total Non-Redeemable Preferred Stock                               6,900                6,900
 Redeemable Preferred:
   Eastern Edison Company:
      6  5/8% $100 par value 300,000 shares <F2>                          30,000               30,000
      Expense, Net of Premium                                               (335)                (330)
      Preferred Stock Redemption Costs                                    (4,408)              (4,846)
   Newport Electric Corporation:
      9.75% $100 par value  1,900 shares <F1>                                190                  290
      Expense                                                                 (7)                 (11)
      Sinking Fund Requirement Due Within One Year                           (50)                 (50)
        Total Redeemable Preferred Stock                                  25,390               25,053
        Total Preferred Stock of Subsidiaries                          $  32,290           $   31,953

  <F1>  Authorized and Outstanding.
  <F2>  Authorized 400,000 shares.  Outstanding 300,000 at December 31, 1994.

The accompanying notes are an integral part of the financial statements.

Consolidated Statement Of Indebtedness
December 31,
(In Thousands)                                                             1994                1993
EUA Service Corporation:
         10.2% Secured Notes due 2008                                $    14,500         $     15,600
EUA Cogenex Corporation:
       7.22% Unsecured Notes due 1997                                     15,000               15,000
        7.0% Unsecured Notes due 2000                                     50,000               50,000
        9.6% Unsecured Notes due 2001                                     20,000               20,000
      10.56% Unsecured Notes due 2005                                     35,000               35,000
EUA Ocean State Corporation:
       9.59% Unsecured Notes due 2011                                     36,020               38,497
Blackstone Valley Electric Company:
   First Mortgage Bonds:
         9 1/2% due 2004 (Series B)                                       15,000               15,000
      10.35% due 2010 (Series C)                                          18,000               18,000
   Variable Rate Demand Bonds due 2014<F1>                                 6,500                6,500
Eastern Edison Company
   First Mortgage and Collateral Trust Bonds:
         8.9% Secured Medium Term Notes due 1995                          10,000               10,000
         4 7/8% due 1996                                                   7,000                7,000
         5 7/8% due 1998                                                  20,000               20,000
         5 3/4% due 1998                                                  40,000               40,000
       7.78% Secured Medium Term Notes due 2002                           35,000               35,000
         6 7/8% due 2003                                                  40,000               40,000
          6.35% due 2003                                                   8,000                8,000
           8.0% due 2023                                                  40,000               40,000
   Pollution Control Revenue Bonds:
         5 7/8% due 2008                                                  40,000               40,000
   Unsecured Medium Term Notes:
       9-9 1/4% due 1995 (Series A)                                       25,000               25,000
Newport Electric Corporation:
   First Mortgage Bonds:
         4 3/4% due 1994                                                                        1,000
           9.0% due 1999                                                   1,400                1,400
           9.8% due 1999                                                   8,000                8,000
          8.95% due 2001                                                   4,550                5,200
   Second Mortgage Bonds:
           8.5% due 1998                                                                          1,880
          12.0% due 2011                                                                           6,045
   Small Business Administration Loan:
           6.5% due 2005                                                     894                  975
   Variable Rate Revenue Refunding Bonds due 2011<F2>                      7,925
Unamortized (Discount) - Net                                                (776)                (866)
                                                                         497,013              502,231
Less Portion Due Within One Year                                          41,601                5,415
      Total Long-Term Debt - Net                                      $  455,412           $  496,816

  <F1>  Weighted average interest rate was 2.9% for 1994 and 2.5% for 1993.
  <F2>  Weighted average interest rate was 2.6% for 1994.

The accompanying notes are an integral part of the financial statements.

Notes To Consolidated Financial Statements
December 31, 1994, 1993 and 1992

(A) Summary Of Significant Accounting Policies:
Basis of Consolidation: The consolidated financial statements include the accounts of Eastern Utilities Associates (EUA) and all subsidiaries. All material intercompany transactions between the consolidated subsidiaries have been eliminated.
  System of Accounts: The accounts of EUA and its consolidated subsidiaries are maintained in accordance with the uniform system of accounts prescribed by the regulatory bodies having jurisdiction.
  Jointly Owned Companies: Montaup Electric Company (Montaup) follows the equity method of accounting for its stock ownership investments in jointly owned companies including four regional nuclear generating companies.
Montaup's investments in these nuclear generating companies range from 2.25% to 4.50%. Montaup is entitled to electricity produced from these facilities based on its ownership interests and is billed for its entitlement pursuant to contractual agreements which are approved by the Federal Energy Regulatory Commission (FERC). One of the four facilities is being decommissioned, but Montaup is required to pay, and has received FERC authorization to recover, its proportionate share of any unrecovered costs and costs incurred after the plant's retirement.
  Montaup's share of all unrecovered assets and the total estimated costs to decommission the unit aggregated approximately $18.4 million at December 31, 1994 and is included with Other Liabilities on the Consolidated Balance Sheet. Also, due to recoverability, a regulatory asset has been recorded for the same amount and is included with Other Assets.
  Montaup also has a stock ownership investment of 3.27% in each of two companies which own and operate certain transmission facilities between the Hydro Quebec electric system and New England.
  EUA Ocean State Corporation (EUA Ocean State) follows the equity method of accounting for its 29.9% partnership interest in the Ocean State Power Project
(OSP). EUA Ocean State's investment in OSP and Montaup's stock ownership investments are included in "Investments in Jointly Owned Companies" on the Consolidated Balance Sheet.
Plant and Depreciation: Utility plant is stated at original cost. The cost of additions to utility plant includes contracted work, direct labor and material, allocable overhead, allowance for funds used during construction and indirect charges for engineering and supervision. For financial statement purposes, depreciation is computed on the straight-line method based on estimated useful lives of the various classes of property. On a consolidated basis, provisions for depreciation on utility plant were equivalent to a composite rate of approximately 3.3% in 1994, 3.4% in 1993 and 3.3% in 1992 based on the average depreciable property balances at the beginning and end of each year.

  Non-utility property and equipment of EUA Cogenex Corporation ( EUA Cogenex) is stated at original cost. For financial statement purposes, depreciation on office furniture and equipment and computer equipment is computed on the straight-line method based on estimated useful lives ranging from five to fifteen years. Project equipment is depreciated over the term of the applicable contracts or based on the estimated useful lives, whichever is shorter, ranging from five to fifteen years.

  Electric Plant Held for Future Use: In January 1994 Montaup determined that it would not be economically feasible to bring its 42-year-old, coal-fired, Somerset Station Unit 5 generating unit into compliance with the Clean Air Act Amendments of 1990 (Clean Air Act). The unit was placed in cold storage and its net investment, $5.4 million, was transferred to electric plant held for future use pending final determination by Montaup of its usefulness. Under terms of the settlement agreement entered into by Montaup and the intervenors in Montaup's 1994 rate decrease application and filed with FERC, Montaup continues to earn a return on the net investment in the unit.

  Other Assets: The components of Other Assets at December 31, 1994 and 1993 are detailed as follows:

(In Thousands)                                          1994           1993
Regulatory Assets:
  Unamortized losses on reacquired debt              $  17,709     $  19,106
  Unrecovered plant and
      decommissioning costs                             18,400        16,908
  Deferred SFAS 109 costs (Note B)                      43,535        46,698
  Deferred SFAS 106 costs (Note J)                       4,941         2,843
  Mendon Road judgment (Note J)                                        5,857
  Other regulatory assets                                9,505         9,438
  Total regulatory assets                               99,947        94,993
Other deferred charges and assets:
  Unamortized debt expenses                              6,197         6,642
  Goodwill                                               7,260         7,466
  Other                                                 14,489        14,788
  Total Other Assets                                 $ 127,893      $123,889


  Allowance for Funds Used During Construction (AFUDC) and Capitalized
Interest: AFUDC represents the estimated cost of borrowed and equity funds used to finance the EUA System's construction program. In accordance with regulatory accounting, AFUDC is capitalized as a cost of utility plant in the same manner as certain general and administrative costs. AFUDC is not an item of current cash income but is recovered over the service life of utility plant in the form of increased revenues collected as a result of higher depreciation expense. The combined rate used in calculating AFUDC was 9.7% in 1994, 9.5% in 1993, and 10.8% in 1992. The caption Allowance for Borrowed Funds Used During Construction also includes interest capitalized for non-regulated entities in accordance with Financial Accounting Standards Board (FASB) Statement No. 34.
  Operating Revenues: Utility revenues are based on billing rates authorized by applicable federal and state regulatory commissions. Eastern Edison Company (Eastern Edison), Blackstone Valley Electric Company (Blackstone) and Newport Electric Corporation (Newport) (collectively, the Retail Subsidiaries) accrue the estimated amount of unbilled base rate revenues at the end of each month to match costs and revenues more closely. In addition they also record the difference between fuel costs incurred and fuel costs billed. Montaup recognizes revenues when billed. Montaup, Blackstone, and Newport also record revenues related to rate adjustment mechanisms.
  EUA Cogenex's revenues are recognized based on financial arrangements established by each individual contract. Under paid from savings contracts, revenues are recognized as energy savings are realized by customers. Revenue from the sale of energy equipment is recognized when the sale is complete. Revenue from sales-type lease contracts is recognized when savings to be realized by customers are verified. Energy sales contracts revenue is recognized as energy is provided to the customer. In circumstances in which material uncertainties exist as to contract profitability, cost recovery accounting is followed and revenues received under such contracts are first accounted for as recovery of costs to the extent incurred.
  Federal Income Taxes: EUA and its subsidiaries generally reflect in income the estimated amount of taxes currently payable, and provide for deferred taxes on certain items subject to temporary timing differences to the extent permitted by the various regulatory agencies. EUA's rate-regulated subsidiaries generally defer recognition of annual investment tax credits (ITC) and amortize these credits over the productive lives of the related assets.
  Reclassifications: Certain prior period amounts on the financial statements have been reclassified to conform with current presentation.
  Cash and Temporary Cash Investments:   EUA considers all highly liquid
investments and temporary cash investments with a maturity of three months or less when acquired to be cash equivalents.

(B) Income Taxes:
EUA adopted FASB statement No. 109, "Accounting for Income Taxes" (FAS109) which required recognition of deferred income taxes for temporary differences that are reported in different years for financial reporting and tax purposes using the liability method. Under the liability method, deferred tax liabilities or assets are computed using the tax rates that will be in effect when temporary differences reverse. Generally, for regulated companies, the change in tax rates may not be immediately recognized in operating results because of rate making treatment and provisions in the Tax Reform Act of 1986. At December 31, 1994 and 1993 no valuation allowance was deemed necessary for total deferred tax assets. Total deferred tax assets and liabilities for 1994 and 1993 are comprised as follows:

                        Deferred Tax                            Deferred Tax
($ in thousands)           Assets        ($ in thousands)       Liabilities
                        1994    1993                           1994        1993
Plant Related                             Plant Related
  Differences        $19,072    $19,574      Differences     $164,130   $159,370
Alternative                               Refinancing
  Minimum Tax          9,446      9,220      Costs              2,196      2,666
Litigation               902      1,218   Pensions              1,769      1,981
Bad Debts                234      2,274
Pensions               1,907      1,497
Acquisitions           4,575
Other                  5,127      7,776      Other             10,627     14,690
     Total           $41,263    $41,559        Total         $178,722   $178,707

  As of December 31, 1994 and 1993, EUA has recorded on its Consolidated Balance Sheet a regulatory liability to ratepayers of approximately $29.2 million and $28.8 million, respectively. These amounts primarily represent excess deferred income taxes resulting from the reduction in the federal income tax rate and also include deferred taxes provided on investment tax credits. Also at December 31, 1994 and 1993, a regulatory asset of approximately $43.5 million and $46.7 million, respectively, has been recorded, representing the cumulative amount of federal income taxes on temporary depreciation differences which were previously flowed through to ratepayers.
  EUA has $9.4 million of alternative minimum tax credits which can be utilized to reduce the consolidated regular tax liability and have no expiration.
  Under the terms of the December 1992 settlement agreement with EUA Power Corporation (EUA Power, now known as Great Bay Power Corporation), EUA was entitled to utilize EUA Power's tax credits to reduce the 1993 Consolidated Tax Liability without compensation to EUA Power. Approximately $6.9 million of such credits were utilized in 1993 of which $4.9 million was charged against 1993 federal income tax expense.
  In 1994, EUA Ocean State utilized $3.9 million of investment tax credits related to its investment in OSP, which were charged against 1994 federal income tax expense and reduced the consolidated regular tax liability. EUA has no remaining ITC carryforwards available.

           Components of income tax expense for the year 1994, 1993, and 1992  are as follows:

($ in thousands)                                    1994        1993         1992
Federal:
   Current                                      $   6,651   $     9,390   $    7,761
   Deferred                                         9,199         4,204        9,977
   Investment Tax Credit, Net                         (99)       (1,197)      (1,371)
                                                   15,751        12,397       16,367
State:
   Current                                          1,154         2,289        1,900
   Deferred                                         1,303           333        1,208
                                                    2,457         2,622        3,108
Charged to Operations                              18,208        15,019       19,475
Charged to Other Income:
   Current                                          8,578         1,583       13,709
   Deferred                                        (2,486)        6,562      (14,830)
   Investment Tax Credit, Net                      (3,972)       (5,049)         (82)
                                                    2,120         3,096       (1,203)
Total                                            $ 20,328     $  18,115   $   18,272

    Total income tax expense was different from the amounts computed by applying federal income tax statutory rates to book income subject to tax for the following reasons:

($ in thousands)                                     1994         1993         1992
Federal Income Tax Computed at Statutory Rates   $  24,510    $   23,224   $  19,184
(Decrease) Increase in Tax From:
Equity Component of AFUDC                             (123)         (133)       (171)
Depreciation Differences                                50         1,230         745
Amortization and Utilization of ITC                 (5,115)       (6,295)     (1,338)
State taxes, net of federal income tax benefit       2,285         2,237       2,307
Tax impact of EUA's write-off of its investment in
    EUA Power                                                                 (1,999)
Cost of Removal                                       (404)         (583)         (8)
Other                                                 (875)       (1,565)       (448)
   Total Income Tax Expense                      $  20,328    $   18,115   $  18,272

C) Capital Stock:
The changes in the number of common shares outstanding and related increases in Other Paid-In Capital during the years ended December 31, 1994, 1993, and 1992 were as follows:


                  Number of Common Shares Issued
                 Dividend                    Northeast     Common    Other
                 Reinvestment                 Energy       Shares   Paid-In
       Public    and Employee   J.L. Day Co. Management    At Par   Capital
       Offering  Savings Plans  Acquisition  Acquisition    (000)    (000)

1994               427,304        12,499       464,579    $ 4,522  $ 10,209
1993  1,300,000    385,825       108,985                    8,974    40,339
1992               406,726                                  2,034     6,704

  In the event of involuntary liquidation, the holders of non-redeemable preferred stock of the Retail Subsidiaries are entitled to $100 per share plus accrued dividends. In the event of voluntary liquidation, or if redeemed at the option of these companies, each share of the non-redeemable preferred stock is entitled to accrued dividends plus the following:

Company             Issue       Amount
Blackstone:     4.25% issue      $104.40
                5.60% issue       103.82
Newport:        3.75% issue       103.50

  The preferred stock provisions of the Retail Subsidiaries place certain restrictions upon the payment of dividends on common stock by each company. At December 31, 1994 and 1993, each company was in excess of the minimum requirements which would make these restrictions effective.

(D) Redeemable Preferred Stock:
Eastern Edison's 6 5/8% Preferred Stock issue is entitled to mandatory sinking funds sufficient to redeem 15,000 shares during each twelve-month period commencing September 1, 2003. The redemption price is $100 per share plus accrued dividends. All outstanding shares of the 6 5/8% issue are subject to mandatory redemption on September 1, 2008 at a price of $100 per share plus accrued dividends.
  Newport's 9.75% Preferred Stock issue is entitled to a mandatory sinking fund sufficient to redeem 500 shares during each twelve-month period until the year 1999. The balance of any shares outstanding must be redeemed in the year 2000. The redemption price is $100 per share plus accrued dividends.
  In the event of liquidation, the holders of Eastern Edison's 6 5/8% Preferred Stock are entitled to $100 per share plus accrued dividends.
  In the event of involuntary liquidation, the holders of Newport's redeemable preferred stock are entitled to $100 per share plus accrued dividends. In the event of voluntary liquidation, or if redeemed at the option of Newport, the holders of the 9.75% issue are entitled to $102.44 per share plus accrued dividends prior to October 1, 1998, thereafter no premium is payable upon such redemption.
  The aggregate amount of redeemable preferred stock sinking fund requirements for each of the five years following 1994 are $50,000 per year for 1995, 1996 and 1997, $40,000 for 1998 and zero for 1999.

(E) Long-Term Debt:
The various mortgage bond issues of Blackstone, Eastern Edison, and Newport are collateralized by substantially all of their utility plant. In addition, Eastern Edison's bonds are collateralized by securities of Montaup, which are wholly-owned by Eastern Edison, in the principal amount of approximately $246 million.
  Blackstone's Variable Rate Demand Bonds are collateralized by an irrevocable letter of credit which expires on January 21, 1996. The letter of credit permits an extension of one year upon mutual agreement of the bank and Blackstone.
  EUA Service Corporation's (EUA Service) 10.2% Secured Notes due 2008 are collateralized by certain real estate and property of the company.
  On January 6, 1994, Newport issued $7.9 million of variable rate Electric Energy Facilities Revenue Refunding Bonds due 2011. The proceeds were used to redeem Second Mortgage Bonds of Newport in amounts of $6.0 million at 12% and $1.9 million at 8.5%. These bonds are collateralized by an irrevocable letter of credit which expires on January 6, 1997. The letter of credit permits an extension of one year upon mutual agreement of the bank and Newport.
  The EUA System's aggregate amount of current cash sinking fund requirements and maturities of long-term debt, (excluding amounts that may be satisfied by available property additions) for each of the five years following 1994 are:
$41.6 million in 1995, $19.5 million in 1996, $27.5 million in 1997, $72.5 million in 1998 and $21.9 million in 1999.

(F) Fair Value Of Financial Instruments:
The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate:
  Cash and Temporary Cash Investments: The carrying amount approximates fair value because of the short-term maturity of these instruments.
  Long Term Notes Receivable and Net Investment in Sales-Type Leases: The carrying amounts approximate fair value due to the nature of the asset.
  Preferred Stock and Long-Term Debt of Subsidiaries: The fair value of the System's redeemable preferred stock and long-term debt were based on quoted market prices for such securities at December 31, 1994.
  The estimated fair values of the System's financial instruments at December 31, 1994 are as follows:

                                         Carrying       Fair
($ in thousands)                          Amount        Value

Cash and Temporary Cash Investments      $20,109       $20,109
Long-Term Notes Receivable                38,269        38,269
Net Investment in Sales-Type Leases          911           911
Redeemable Preferred Stock                30,190        27,190
Long-Term Debt                           497,789       477,306

(G) Lines Of Credit:
EUA System companies maintain short-term lines of credit with various banks aggregating approximately $150 million. At December 31, 1994, unused short-term lines of credit were approximately $118 million. In accordance with informal agreements with the various banks, commitment fees are required to maintain certain lines of credit. During 1994 the weighted average interest rate for short-term borrowings was 4.6%.

(H) Jointly Owned Facilities:
At December 31, 1994, in addition to the stock ownership interests discussed in Note A, Summary of Significant Accounting Policies - Jointly Owned Companies, Montaup and Newport had direct ownership interests in the following electric generating facilities:

                                           Accumulated
                                           Provision For    Net      Construc-
                                Utility    Depreciation   Utility     tion
                       Percent  Plant in       and        Plant in   Work in
($ in thousands)        Owned   Service    Amortization    Service   Progress
Montaup:
     Canal Unit 2      50.00%  $ 67,031     $41,400        $25,631    $1,658
     Wyman Unit 4       1.96%     4,017       1,908          2,109        22
     Seabrook Unit 1    2.90%   203,772      19,458        184,314       664
     Millstone Unit 3   4.01%   183,532      37,154        146,378       462
Newport:
     Wyman Unit 4       0.67%     1,313         643            670       -

   The foregoing amounts represent Montaup's and Newport's interest in each facility, including nuclear fuel where appropriate, and are included on the like-captioned lines on the Consolidated Balance Sheet. At December 31, 1994, Montaup's total net investment in nuclear fuel of the Seabrook and Millstone Units amounted to $4.0 million and $1.9 million, respectively. Montaup's and Newport's shares of related operating and maintenance expenses with respect to units reflected in the table above are included in the corresponding operating expenses.

(I) Financial Information By Business Segments:
The Core Electric Business includes results of the System's electric utility operations of Blackstone, Eastern Edison, Newport and Montaup.
Energy Related Business includes results of our diversified energy related subsidiaries, EUA Cogenex, EUA Ocean State and EUA Energy Investment Corporation (EUA Energy). Corporate results include the operations of EUA Service and EUA Parent.

                                  Pre-Tax              Depreciation    Cash        Equity in
                       Operating  Operating   Income      and        Construction  Subsidiary
($ in thousands)       Revenues   Income      Taxes    Amortization  Expenditures  Earnings
Year Ended
  December 31, 1994
    Core Electric     $ 489,798  $ 83,966   $  18,879   $ 33,409      $ 32,978    $  1,700
    Energy Related       74,480     9,905        (484)    12,491        17,231      10,785
    Corporate              -       (2,533)       (187)       555           310         -
        Total         $ 564,278  $ 91,338   $  18,208   $ 46,455      $ 50,519    $ 12,485

Year Ended
  December 31, 1993
    Core Electric     $ 499,565  $ 84,654   $  18,443   $ 34,035      $ 32,407    $  1,750
    Energy Related       66,912     6,690      (3,523)    10,031        43,604      12,390
    Corporate             -          (919)         99        656           380        -
        Total         $ 566,477  $ 90,425   $  15,019   $ 44,722      $ 76,391    $ 14,140

Year Ended
  December 31, 1992
    Core Electric     $ 497,810  $ 80,324   $  17,869   $ 33,003      $ 22,497    $  1,953
    Energy Related       44,154     6,792       2,096      8,712        47,223      14,837
    Corporate             -        (3,294)       (490)     1,109         1,645         -
        Total         $ 541,964  $ 83,822   $  19,475   $ 42,824      $ 71,365    $ 16,790

                                                 December 31,
($ in thousands)                               1994        1993
Total Plant and Other Investments
    Core Electric                          $  721,840   $ 723,664
    Energy Related                            217,584     208,457
    Corporate                                  19,684      20,770
        Total Plant and Other Investments     959,108     952,891
Other Assets
    Core Electric                             204,982     188,611
    Energy Related                             55,554      43,842
    Corporate                                  14,405      17,793
        Total Other Assets                    274,941     250,246
Total Assets                               $1,234,049  $1,203,137


(J) Commitments And Contingencies:
Nuclear Power Issues: Joint owners of nuclear projects are subject to the risk that one of their number may be unable or unwilling to finance its share of the project's costs, thus jeopardizing continuation of the project. On February 28, 1991, EUA Power (now known as Great Bay Power Corporation), a 12.13% owner of the Seabrook nuclear project, filed for protection under Chapter 11 of the Federal Bankruptcy Code. It conducted its business as a debtor-in-possession until November 23, 1994, at which time its plan of reorganization became effective and the company emerged from Chapter 11.
  In addition to its 2.9% ownership interest in Seabrook Unit 1, Montaup also has a 2.9% ownership interest in Seabrook Unit 2. On November 6, 1986, the joint owners of Seabrook, recognizing that Seabrook Unit 2 had been cancelled, voted to dispose of the Unit. Plans regarding disposition of Seabrook Unit 2 are still under consideration, but have not been finalized and approved. Montaup is unable, therefore, to estimate the costs for which it would be responsible in connection with the disposition of Seabrook Unit 2. Montaup must pay monthly charges with respect to Seabrook Unit 2 in order to preserve and protect its components and various warranties. These costs are currently being recovered in rates.
   Nuclear Fuel Disposal and Nuclear Plant Decommissioning Costs: The Nuclear Waste Policy Act of 1982 (NWPA) establishes that the federal government is responsible for the disposal of spent nuclear fuel and obligates the Department of Energy (DOE) to design, license, build and operate a permanent repository for high level radioactive wastes and spent nuclear fuel. NWPA specifies that DOE provide for the disposal of the waste and spent fuel starting in 1998. DOE does not expect to achieve this date. As an interim strategy, DOE is considering making available other federal government sites to temporarily accommodate those firms that have depleted their own on-site spent nuclear fuel storage capacity. The DOE anticipates that a permanent disposal site for spent fuel will be ready to accept fuel for storage or disposal on or before 2010. However, the NRC, which must license the site, has stated only that a permanent repository will become available by the year 2025. Millstone Unit 3 management has indicated it has sufficient on-site storage facilities to accommodate high level wastes and spent fuel for the projected life of the unit. No significant expenditures are projected for the foreseeable future. At Seabrook there is on-site storage capacity which, with minimal capital expenditures, should be sufficient for twenty years, or to the year 2010. No near-term capital expenditures are anticipated to accommodate an increase in storage requirements after 2010. Montaup is required to pay a fee based on its share of the generation from Millstone Unit 3 and Seabrook Unit 1. Montaup is recovering these fees through its fuel adjustment clause.
  Also, Montaup is recovering through rates its share of estimated decommissioning costs for Millstone Unit 3 and Seabrook Unit 1. Montaup's share of the current estimate of total costs to decommission Millstone Unit 3 is $18.0 million in 1994 dollars, and Seabrook Unit 1 is $11.5 million in 1994 dollars. These figures are based on studies performed for the lead owners of the plants. Montaup also pays into decommissioning reserves pursuant to contractual arrangements with other nuclear generating facilities in which it has an equity ownership interest or life of the unit entitlement.
  Such expenses are currently recoverable through rates.
  Shareholder Proceeding: On January 20, 1995, EUA and a former shareholder of EUA, which on February 11, 1992 had filed suit against EUA and three officers of EUA in the Federal District Court of Massachusetts, filed a voluntary dismissal of the suit with the court following the fulfillment of the terms of a settlement agreement among EUA, the one officer remaining as a defendant in the action and the former shareholder. The dismissal prevents the former shareholder from suing EUA again on any claim asserted in the suit.
  EUA and the officer continue to deny any and all allegations of wrongdoing asserted by the former shareholder but determined it to be in their best interests to settle the suit. Under the provisions of the Settlement Agreement, its terms are to remain confidential. The Settlement
Agreement will not have an adverse impact on EUA's current earnings due to reserves that EUA had previously established. In the suit the former shareholder alleged fraudulent and negligent misrepresentations and violations of Rule 10b-5 under the Securities Exchange Act of 1934 in connection with statements made regarding the business and prospects of EUA's former subsidiary, EUA Power, and the portion of EUA's earnings attributable to allowance for funds used during construction (AFUDC) from EUA Power.
  Pensions: The EUA System companies' retirement plans are non-contributory defined benefit pension plans covering substantially all of their employees. Regular plan benefits are based on years of service and average compensation over the four years prior to retirement or in the case of the supplemental retirement plan for certain officers of the EUA System, benefits are based on compensation at retirement date. It is the EUA System's policy to fund the regular plan on a current basis in amounts determined to meet the funding standards established by the Employee Retirement Income Security Act of 1974.
  Net pension expense (income) for the regular plan for 1994, 1993 and 1992 included the following components:

($ in thousands)                            1994     1993        1992
Service cost-benefits earned
  during the period                   $   3,281    $   2,567   $   2,395
Interest cost on projected
  benefit obligations                     8,848        8,761       8,050
Actual loss (return) on assets            1,523      (18,005)     (7,971)
Net amortization and
  deferrals                             (12,494)       6,795      (2,683)
Net periodic pension
  expense (income)                    $   1,158    $     118   $    (209)

Assumptions used to determine pension costs:

Discount Rate                              7.25%        8.75%       8.75%

Compensation
     Increase Rate                         4.75%        6.00%       6.00%
Long-Term
     Return on Assets                      9.50%       10.00%      10.00%

The following table sets forth the actuarial present value of benefit obligations and funded status at December 31, 1994, 1993 and 1992:

($ in thousands)                            1994      1993       1992
Accumulated benefit obligations
Vested                                $  96,045    $ 101,279    $ 81,466
Non-vested                                  315          358         291
Total                                 $  96,360    $ 101,637    $ 81,757
Projected benefit obligations         $(112,483)   $(121,082)   $(99,862)
Plan assets at fair value,
  primarily stocks and bonds            122,816      130,040     117,373
Less: Unrecognized net gain
  on assets                             (13,643)     (11,689)    (20,562)
Unamortized net
  assets at January 1                     5,365        5,944       6,383
Net pension assets                    $   2,055    $   3,213    $  3,332

  The discount rate used to determine pension costs changed effective January 1, 1995 to 8.25% and was used to calculate the plans funded status at December 31, 1994.
  All benefits provided under the supplemental plan are unfunded and any payments to plan participants are made by EUA. As of December 31, 1994 approximately $2.3 million was included in accrued expenses and other liabilities for this plan. For the years ended December 31, 1994, 1993 and 1992 expenses related to the supplemental plan were $516,000, $2.3 million and $278,000, respectively.
  Post-Retirement Benefits: Retired employees are entitled to participate in health care and life insurance benefit plans. Health care benefits are subject to deductibles and other limitations. Health care and life insurance benefits are partially funded by EUA System companies for all qualified employees.
  The EUA System adopted FAS106,"Accounting for Post-Retirement Benefits Other Than Pensions,"as of January 1, 1993. This standard establishes accounting and reporting standards for such post-retirement benefits as health care and life insurance. FAS106 further requires the accrual of the cost of such benefits during an employee's years of service and the recognition of the actuarially determined total post-retirement benefit obligations (Transition Obligation) earned by existing employees and retirees. EUA elected to recognize the Transition Obligation over a period of 20 years, as permitted by FAS106. The resultant annual expense, including amortization of the Transition Obligation and net of capitalized amounts, was approximately $7.9 million and $8.1 million in 1994 and 1993, respectively. As a result of December 1992 regulatory decisions, EUA's retail subsidiaries established regulatory assets of approximately $1.6 million and $1.5 million in 1994 and 1993, respectively, due to the future recoverability of such amounts. Montaup was allowed to defer FAS106-related expenses through 1995 or until it filed for recovery of such amounts prior to that time. Accordingly approximately $400,000 and $1.4 million of FAS106-related expenses were deferred by Montaup in 1994 and 1993, respectively. Montaup requested and received authority to recover all of its FAS106 expenses including a five-year amortization of deferred amounts in its 1994 rate decrease application.

  The total cost of post-retirement benefits other than pensions for 1994 and 1993 includes the following components:

($ in thousands)                                1994          1993
Service cost                                  $  1,537      $ 1,337
Interest cost                                    5,381        5,983
Actual return on plan assets                      (126)         (68)
Amortization of transition obligation            3,429        3,429
Other amortizations & deferrals - net              (85)         (60)
    Total post-retirement benefit cost         $10,136      $10,621
Assumptions:
    Discount rate                                7.25%         8.75%
    Health care cost trend rate - near-term     13.00%        13.00%
                                - long-term      5.00%         6.25%
    Salary increase rate                         4.75%         6.00%
    Rate of return on plan assets - union        8.50%         8.50%
                                  - non-union    5.50%         5.50%

Reconciliation of funded status:
($ in thousands)                                1994          1993

Accumulated post-retirement benefit obligation (APBO):
    Retirees                                 $(35,386)     $(38,008)
    Active employees fully eligible
        for benefits                           (9,778)      (15,324)
    Other active employees                    (23,306)      (25,357)
Total                                        $(68,470)     $(78,689)

Fair value of assets, primarily notes
  and bonds                                     7,722         3,522
Unrecognized transition obligation             61,718        65,147
Unrecognized net loss (gain)                   (9,098)        5,368
(Accrued)/prepaid post-retirement
benefit cost                                $  (8,128)      $(4,652)

  The discount rate used to determine post-retirement benefit costs was changed effective January 1, 1995 to 8.25% and was used to calculate the funded status of Post-Retirement benefits at December 31, 1994.
  Increasing the assumed health care cost trend rate by 1% each year would increase the total post-retirement benefit cost for 1994 by $1.1 million and increase the total accumulated post-retirement benefit obligation by $9.0 million.
  Prior to 1993 the EUA System followed the "pay-as-you-go" methodology for accounting for post retirement benefits other than pensions. The costs of the benefits, which amounted to $2,367,000 in 1992, were charged to expense. The EUA System, has also established an irrevocable external Voluntary Employee Benefit Association Trust Fund as required by the aforementioned regulatory decisions. Contributions to the fund commenced in March 1993 and totaled approximately $6.7 million during 1994 and $6.0 million in 1993.

  Post-Employment Benefits: In November 1992, FASB issued Statement No. 112, "Employers' Accounting for Post-employment Benefits" for fiscal years beginning after December 15, 1993. The impact of this standard on the EUA System is immaterial to EUA's results of operations and therefore no liability was recorded.
  Long-Term Purchased Power Contracts: The EUA System is committed under long-term purchased power contracts, expiring on various dates through September 2021, to pay demand charges whether or not energy is received. Under terms in effect at December 31, 1994, the aggregate annual minimum commitments for such contracts are approximately $129 million in 1995 and 1996, $128 million in 1997, $132 million in 1998, $133 million in 1999 and will aggregate $1.6 billion for the ensuing years. In addition, the EUA System is required to pay additional amounts depending on the actual amount of energy received under such contracts. The demand costs associated with these contracts are reflected as Purchased Power-Demand on the Consolidated Statement of Income. Such costs are recoverable through rates.
  Environmental Matters: The Comprehensive Environmental Response, Compensation Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, and certain similar state statutes authorize various governmental authorities to seek court orders compelling responsible parties to take cleanup action at disposal sites which have been determined by such governmental authorities to present an imminent and substantial danger to the public and to the environment because of an actual or threatened release of hazardous substances. Because of the nature of the EUA System's business, various by-products and substances are produced or handled which are classified as hazardous under the rules and regulations promulgated by the EPA as well as state and local authorities. The EUA System generally provides for the disposal of such substances through licensed contractors, but these statutory provisions generally impose potential joint and several responsibility on the generators of the wastes for cleanup costs. Subsidiaries of EUA have been notified with respect to a number of sites where they may be responsible for such costs, including sites where they may have joint and several liability with other responsible parties. It is the policy of the EUA System companies to notify liability insurers and to initiate claims. EUA is unable to predict whether liability, if any, will be assumed by, or can be enforced against, the insurance carrier in these matters.

  On December 13, 1994, the United States District Court for the District of Massachusetts issued a judgment against Blackstone Valley Electric Company, finding Blackstone liable to the Commonwealth of Massachusetts (the Commonwealth) for the full amount of response costs incurred by the Commonwealth in the cleanup of a coal gasification waste site at Mendon Road in Attleboro, Massachusetts. The judgment also found Blackstone liable for interest and litigation expenses calculated to the date of judgment. The total liability is approximately $5.9 million, including approximately $3.6 million in interest which has accumulated since 1985.
  Blackstone has filed a Notice of Appeal of the court's judgment and filed its brief with the First Circuit Court of Appeals in February 1995.
  Due to the uncertainty of the ultimate outcome of this proceeding and anticipated recoverability, a deferred debit of $5.9 million was recorded and is included with Other Assets.
  On January 20, 1995, Blackstone entered into an escrow agreement with the Commonwealth whereby Blackstone deposited $5.9 million with an escrow agent who transferred the funds into an interest bearing money market account. The distribution of the proceeds of the escrow account will be determined upon the final resolution of the judgment. No additional interest expense will accrue on the judgment amount.
  On January 28, 1994, Blackstone filed a complaint in the United States District Court for the District of Massachusetts, seeking, among other relief, contribution and reimbursement from Stone & Webster, Inc. of New York, and several of its affiliated companies (Stone & Webster) and Valley Gas Company of Cumberland, Rhode Island (Valley) for any damages incurred by Blackstone regarding the Mendon Road site. The court denied motions to dismiss the complaint which were filed by Stone & Webster and Valley in 1994.
  In addition, Blackstone notified certain liability insurers and has filed claims with respect to the Mendon Road site, as well as other sites.
  As of December 31, 1994, the EUA System had incurred costs of approximately $3.5 million (excluding the $5.9 million Mendon Road judgment) in connection with these sites, substantially all of which relate to Blackstone. These amounts have been financed primarily by internally generated cash. Blackstone is currently amortizing substantially all of its incurred costs over a five-year period and is recovering certain of those costs in rates.
  EUA estimates that additional costs ranging from $2.6 million to $5.6 million (excluding the $5.9 million Mendon Road judgment) may be incurred at these sites through 1996 by its subsidiaries and the other responsible parties. Of this amount, approximately $4.8 million relates to sites at which Blackstone is a potentially responsible party. Estimates beyond 1996 cannot be made since site studies, which are the basis of these estimates, have not been completed.
  As a result of the recoverability of cleanup costs in rates and the uncertainty regarding both its estimated liability, as well as its potential contributions from insurance carriers and other responsible parties, EUA does not believe that the ultimate impact of the environmental costs will be material to the financial position of the EUA System or to any individual subsidiary and thus no loss provision is required at this time.
  The Clean Air Act created new regulatory programs and generally updated and strengthened air pollution control laws. These amendments will expand the regulatory role of the United States Environmental Protection Agency (EPA) regarding emissions from electric generating facilities and a host of other sources. EUA System generating facilities will most probably be first affected in 1995, when EPA regulations will take effect for facilities owned by the EUA System. Tests at Montaup's coal-fired Somerset Unit #6 indicated it would be able to utilize lower sulfur coal than had been burned to meet the 1995 air standards with only a minimal capital investment. Montaup determined that it would not be economical to repair Unit #5 of the Somerset Station and therefore has placed it in deactivated reserve. EUA does not anticipate the impact from the Amendments to be material to the financial position of the EUA System.
   In April 1992, the Northeast States for Coordinated Air Use Management (NESCAUM), an environmental advisory group for eight Northeast states including Massachusetts and Rhode Island, issued recommendations for nitrogen oxide (NOx) controls for existing utility boilers required to meet the ozone non-attainment requirements of the Clean Air Act. The NESCAUM recommendations are more restrictive than the Clean Air Act requirements. The Massachusetts Department of Environmental Management has amended its regulations to require that Reasonably Available Control Technology (RACT) be implemented at all stationary sources potentially emitting 50 tons or more per year of NOx. Rhode Island has issued similar regulations also requiring that RACT be implemented at all stationary sources potentially emitting 50 tons or more per year of NOx. Montaup has initiated compliance, through, among other things, selective noncatalytic reduction processes.
   A number of scientific studies in the past several years have examined the possibility of health effects from electric and magnetic fields (EMF) that are found everywhere there is electricity. While some of the studies have indicated there may be some association between exposure to EMF and health effects, other studies have indicated no direct association. In addition, the research to date has not conclusively established a direct causal relationship between EMF exposure and human health. Additional studies, which are intended to provide a better understanding of the subject, are continuing.
  Some states have enacted regulations to limit the strength of magnetic fields at the edge of transmission line rights-of-way. Rhode Island has enacted a statute which authorizes and directs the Energy Facility Siting Board to establish rules and regulations governing construction of high voltage transmission lines of 69kv or more. There is a bill pending in the Massachusetts Legislature that would authorize the Massachusetts Department of Public Utilities to examine the potential health effects of EMF. Management cannot predict the ultimate outcome of the EMF issue.
  Guarantee of Financial Obligations: EUA has guaranteed or entered into equity maintenance agreements in connection with certain obligations of its subsidiaries. EUA has guaranteed the repayment of EUA Cogenex's $35 million 10.56% unsecured long-term notes due 2005 and EUA Ocean State's $36 million 9.59% unsecured long-term notes due 2011. In addition, EUA has entered into equity maintenance agreements in connection with the issuance of EUA Service's 10.2% Secured Notes and EUA Cogenex's 7.22 % and 9.6% Unsecured Notes.
  Under the December 1992 settlement agreement with EUA Power, EUA reaffirmed its guarantee of up to $10 million of EUA Power's share of the decommissioning costs of Seabrook Unit 1 and any costs of cancellation of Unit 1 or Unit 2. EUA guaranteed this obligation in 1990 in order to secure the release to EUA Power of a $10 million fund established by EUA Power at the time EUA Power acquired its Seabrook interest. EUA has not provided a reserve for this guarantee because management believes that it is unlikely that EUA will ever be required to honor the guarantee.
  Montaup is a 3.27% equity participant in two companies which own and operate transmission facilities interconnecting New England and the Hydro Quebec system in Canada. Montaup has guaranteed approximately $5.6 million of the outstanding debt of these two companies. In addition, Montaup and Newport have minimum rental commitments which total approximately $14.2 million and $1.8 million, respectively under a noncancelable transmission facilities support agreement for years subsequent to 1994.
  Other: In December 1992, Montaup commenced a declaratory judgment action in which it sought to have the Massachusetts Superior Court determine its rights under the Power Purchase Agreement between it and Aquidneck Power Limited Partnership (Aquidneck). Montaup sought a declaration that the Power Purchase Agreement was binding on the parties according to its terms. Aquidneck asserted that Montaup had either an express or implied obligation to negotiate new terms and conditions to the Power Purchase Agreement. Specifically, the defendants sought to amend, through negotiations, certain milestone events to which they were bound in the Power Purchase Agreement as written. Aquidneck failed to meet the first milestone of January 1, 1993. Accordingly, on January 5, 1993, Montaup exercised its rights to terminate the Power Purchase Agreement effective immediately.
  In January 1994 a counterclaim by Aquidneck claimed certain breaches of the Power Purchase Agreement, including an alleged failure on the part of Montaup to renegotiate the terms and conditions of the Power Purchase Agreement relating to the first milestone event. Also in January 1994, Aquidneck sought to join EUA and EUA Service as parties to the suit.
  Aquidneck apparently claims $11 million of damages on the theory that EUA can "avoid an approximately $11 million obligation to purchase capacity and power which it does not currently need." Aquidneck seeks treble damages claiming Montaup, EUA and EUA Service violated state laws willfully and knowingly.
  The Court has scheduled a hearing in April 1995 on Montaup's motion for default judgment based on Aquidneck's failure to meet its discovery obligations. In addition, Montaup intends to file a motion for summary judgment.
  Montaup, EUA and EUA Service intend to defend the counterclaim vigorously and believe that Aquidneck's claims have no basis in law.


Report Of Independent Accountants

To the Trustees and Shareholders of
Eastern Utilities Associates

  We have audited the accompanying consolidated balance sheets and consolidated statements of equity capital and preferred stock and indebtedness of Eastern Utilities Associates and subsidiaries (the Company) as of December 31, 1994 and 1993, and the related consolidated statements of income, retained earnings and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 1994 and 1993, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.



/s/ Coopers & Lybrand L.L.P.
Boston, Massachusetts
March 2, 1995

Report Of Management

  The management of Eastern Utilities Associates is responsible for the consolidated financial statements and related information included in this annual report. The financial statements are prepared in accordance with generally accepted accounting principles and include amounts based on the best estimates and judgments of management, giving appropriate consideration to materiality. Financial information included elsewhere in this annual report is consistent with the financial statements.
  The EUA System maintains an accounting system and related internal controls which are designed to provide reasonable assurances as to the reliability of financial records and the protection of assets. The System's staff of internal auditors conducts reviews to maintain the effectiveness of internal control procedures.
  Coopers & Lybrand L.L.P., an independent accounting firm, is engaged by EUA to audit and express an opinion on our financial statements. Their audit includes a review of internal controls to the extent required by generally accepted auditing standards for such audit.
  The Audit Committee of the Board of Trustees, which consists solely of outside Trustees, meets with management, internal auditors and Coopers & Lybrand L.L.P. to discuss auditing, internal controls and financial reporting matters. The internal auditors and Coopers & Lybrand L.L.P. have free access to the Audit Committee without management present.

Quarterly Financial And Common Share Information
(Unaudited)

(Thousands of Dollars, Except Per Share and Share Price Amounts)

                                                              Earnings
                                                                per     Dividends    Common Share
                                                 Consolidated  Average   Paid Per    Market Price
                   Operating  Operating   Net       Net        Common    Common
                   Revenues    Income    Income   Earnings    Share <F1>  Share       High    Low
FOR THE QUARTERS
ENDED 1994:

   December 31    $ 132,953  $ 15,104   $  8,858  $   8,277   $ 0.42     $ 0.385     23 1/8  21 3/8
   September 30     143,859    18,210     13,900     13,316     0.67       0.385     25 1/8  22
   June 30          137,269    18,247     10,770     10,187     0.52       0.385     25 5/8  22
   March 31         150,197    21,569     16,173     15,590     0.80        0.36     27 3/8  24 5/8

FOR THE QUARTERS
ENDED 1993:
   December 31    $  147,036 $ 21,208   $ 10,282  $   9,652   $ 0.51     $  0.36     29 3/4  26 1/2
   September 30      146,496   18,186     14,719     13,913     0.74        0.36     29 7/8  28 1/4
   June 30           135,262   16,331      9,999      9,119     0.49        0.36     28 1/4  25 7/8
   March 31          137,683   19,681     13,241     12,247     0.71        0.34     27 7/8  23 7/8

<F1> The sum of the quarterly amounts may not equal annual earnings per average common share due to change in shares outstanding.

Consolidated Operating and Financial Statistics<F1>
Years Ended December 31,                  1994      1993       1992       1991     1990      1989       1984
ENERGY GENERATED
AND PURCHASED (millions of kwh):
   Generated

     - by Somerset Station                 658        319        936       957       985     1,296      1,180
     - by Nuclear Units                  1,008      1,033      1,050     1,109     1,635       956        458
     - by Jointly-Owned Units            1,615      1,809      2,105     2,053     1,793     2,075      1,507
     - by Life of the Unit Contracts       648        602        793       863       753       836        814
     - by Newport                            1          1          1         7
   Interchange with NEPOOL                 295        360        157       191       298       262       (136)
   Purchased Power - Unit Power          1,526      1,396      1,489     1,006       380       410        480
     Total Generated and Purchased       5,750      5,520      6,531     6,180     5,851     5,835      4,303
OPERATING REVENUES
($ in thousands):
   Residential                     $   190,662  $ 189,470  $ 176,538 $ 178,812 $ 156,883 $ 141,254  $ 121,623
   Commercial                          169,241    179,145    170,034   171,732   149,514   131,306    105,310
   Industrial                           81,500     81,445     76,946    78,273    69,885    70,852     75,850
   Other Electric Utilities              4,900      5,098      5,103     4,828     4,317    19,625     23,909
   Other                                17,282     21,790     21,314    17,984    22,748    11,642      9,396
     Total Primary Sales Revenues      463,585    476,948    449,935   451,629   403,347   374,679    336,088
   Unit Contracts                       26,213     22,617     47,875    41,225    43,670    46,373     25,237
   Non-Electric                         74,480     66,912     44,154    29,729    18,668     8,370
   Total Operating Revenues        $   564,278  $ 566,477  $ 541,964 $ 522,583 $ 465,685 $ 429,422  $ 361,325
ENERGY SALES (millions of kwh):
   Residential                           1,678      1,624      1,575     1,579     1,531     1,416      1,205
   Commercial                            1,671      1,704      1,704     1,689     1,623     1,497      1,113
   Industrial                              850        816        785       777       834       832        856
   Other Electric Utilities                 74         61         68        66       130       389        396
   Other                                   137        147        147       154       121        28         30
     Total Primary Sales                 4,410      4,352      4,279     4,265     4,239     4,162      3,600
   Losses and Company Use                  233        247        241       280       249       234        215
     Total System Requirements           4,643      4,599      4,520     4,545     4,488     4,396      3,815
   Unit Contracts                        1,107        921      2,011     1,635     1,363     1,439        488
     Total Energy Sales                  5,750      5,520      6,531     6,180     5,851     5,835      4,303
NUMBER OF CUSTOMERS:
   Residential                         263,054    259,654    257,026   255,620    254,928  227,440    211,622
   Commercial                           29,004     30,805     32,851    32,745     32,836   27,890     22,177
   Industrial                            1,603      1,294      1,197     1,172      1,175    1,222      1,209
   Other Electric Utilities                 12         12         15        15         12       14         16
   Other                                    34         34         34        34         34       29         29
     Total Customers                   293,707    291,799    291,123   289,586    288,985  256,595    235,053
Average Annual Revenue
   per Residential Customer ($)            725        730        687       699        636      621        575
Average Annual Use per Residential
   Customer (kwh)                        6,379      6,254      6,128     6,177      6,221    6,226      5,694
AVERAGE REVENUE
PER KWH (cents):
   Residential                           11.36      11.67      11.21     11.32      10.25     9.98      10.09
   Commercial                            10.13      10.51       9.98     10.17       9.21     8.77       9.46
   Industrial                             9.59       9.98       9.80     10.07       8.38     8.52       8.86


<F1>Includes financial and operating statistics for Newport Electric Corporation from April 1, 1990 and EUA Power
Corporation through December 31, 1990 at which time EUA Power Corporation was deconsolidated for financial reporting purposes.

Consolidated Operating and Financial Statistics<F1>
Years Ended December 31,                  1994        1993        1992         1991       1990         1989         1984
CAPITALIZATION ($ in thousands):

   Bonds - Net                             $ 288,449  $  300,389  $   306,898 $   346,146 $   363,566  $   306,500  $   266,500
   Other Long-Term Debt - Net                 66,963     196,427      156,060     142,306      80,029      299,579       22,376
     Total Long-Term Debt - Net              455,412     496,816      462,958     488,452     443,595      606,079      288,876
   Preferred Stock - Net                      32,290      31,953       44,346      45,830      50,380       49,691       48,319
   Common Equity                             365,443     333,165      266,855     248,598     237,393      375,016      191,619
     Total Capitalization                  $ 853,145  $  861,934  $   774,159 $   782,880   $ 731,368  $ 1,030,786  $   528,814
CAPITALIZATION RATIOS (%)
   Long-Term Debt                                 53          57           60          62          61           59           55
   Preferred Stock                                 4           4            6           6           7            5            9
   Common Equity                                  43          39           34          32          32           36           36
COMMON SHARE DATA:
   Earnings (Loss) per Average
Common Share ($)                                2.41        2.44         2.00        1.58       (8.18)<F2>    2.95         2.85
   Dividends per Share ($)                     1.515        1.42         1.36        1.45       2.575        2.475         1.90
   Payout (%)                                   62.9        58.2         68.0        91.8       (31.5)        83.9         67.0
   Average Common
     Shares Outstanding                   19,671,970  18,391,147   17,039,224  16,608,090  15,917,255   13,877,091   10,562,324
   Total Common Shares
     Outstanding                          19,936,980  19,032,598   17,237,788  16,831,062  16,352,708   15,262,237   10,892,886
   Book Value per Share ($)                    18.33       17.50        15.48       14.77       14.52        24.57        17.59
   Percent Earned On Average
     Common Equity                              13.6        15.0         13.2        10.8       (42.5)        12.1         16.5
   Market Price ($):
     High                                         27 3/8      29 7/8       25 1/4      25          41 1/2       41 3/4       18
     Low                                          21 3/8      23 7/8       20 3/8      15 3/4      20 3/4       30 3/8       12 1/2
     Year End                                     22          28           24 3/4      20 5/8      23 7/8       41 3/4       18
Miscellaneous ($ in thousands):
   Total Construction Expenditures ($)<F3>    50,870      76,770       71,914      60,174     133,629      188,599       95,211
   Cash Construction Expenditures ($)<F3>     50,519      76,391       71,365      57,570      59,929       75,861       73,159
   Internally Generated Funds ($)<F3>         79,274      79,691       48,933      63,681      35,024<F4>   32,734       40,858
   Internally Generated Funds as
     a % of Cash Construction (%)              156.9       104.3         68.6       110.6        58.4<F4>     43.2         55.8
   Installed Capability - MW                   1,212       1,256<F5>    1,325       1,349       1,359        1,169          931
   Less: Unit Contract Sales - MW                 85          85           85         216          86          116           75
   System Capability - MW                      1,127       1,171        1,240       1,133       1,273        1,053          856
   System Peak Demand - MW                       921         854          849         879         850          831          716
   Reserve Margin (%)                           22.4        37.1         46.1        28.9        49.8         26.7         19.5
   System Load Factor (%)                       57.5        61.5         57.5        59.0        60.3         60.4         60.6
   Sources of Energy (%):
     Nuclear                                    33.8        34.0         34.1        31.3        37.8         26.8         10.9
     Coal                                       11.7         5.4         18.6        21.0        22.6         28.9         29.3
     Oil                                        20.0        28.3         12.7        26.9        37.9         44.3         59.8
     Gas                                        28.4        26.0         29.3        17.2         1.7
     Other                                       6.1         6.3          5.3         3.6
   Cost of Fuel (Mills per kwh):
     Nuclear                                     6.1         7.5          7.7         8.7         8.3          7.6          8.9
     Coal                                       20.9        24.1         21.2        21.4        21.2         20.1         27.8
     Oil                                        27.1        25.5         26.0        18.9        26.3         24.7         43.6
     Gas                                        14.1        15.1         13.0        16.2        30.6
     All Fuels Combined                         14.5        15.5         14.8        15.7        18.4         18.8         36.1

<F1> Includes financial and operating statistics for Newport Electric Corporation from April 1, 1990 and EUA
Power Corporation through December 31, 1990 at which time EUA Power Corporation was deconsolidated for financial reporting purposes.
<F2> After additional charges to 1990 earnings.
<F3> 1993 and 1992 amounts restated to conform with current year presentation.
<F4> Excludes EUA Power Corporation's cash interest payments.
<F5> Excludes the 69 MW Somerset Station Unit #5 which was placed in deactivated reserve on January 25,
1994.

Shareholder Information

Shares of Eastern Utilities Associates are listed on the New York and Pacific Stock Exchanges, under the ticker symbol EUA. As of February 1, 1995, there were 12,727 common shareholders of record.

Form 10-K
A copy of EUA's 1994 Annual Report on Form 10-K filed with the Securities and Exchange Commission is available to shareholders without charge by writing to us.

Annual Meeting
The 1995 Annual Meeting of Shareholders will be held on Monday, May 15, 1995, at 9:30 a.m., in the
Enterprise Room, 5th Floor
State Street Bank and Trust Company
225 Franklin Street
Boston, Massachusetts

Registrar, Transfer Agent And Dividend Disbursing Agent For Common And Preferred Shares
Shareholder Services - Investor Relations
Mail Stop 450209
The First National Bank of Boston
Post Office Box 644
Boston, MA 02102-0644
1-800-736-3001 (Toll-Free)

Lost Or Stolen Stock Certificates
If your stock certificate is lost, destroyed or stolen, you should notify the transfer agent immediately so a "stop transfer" order can be placed on the missing certificate. The transfer agent then will send you the required documents to obtain a replacement certificate.

Dividends
Schedule of anticipated record and payment dates for 1995 dividends on EUA Common Shares:
Record       Payment
February 1   February 15
May 1        May 15
August 1     August 15
November 1   November 15

Replacement Of Dividend Checks
If you do not receive your dividend check within ten business days after the dividend payment date, or if your check is lost, destroyed or stolen, you should notify the disbursing agent in writing for a replacement.

Dividend Reinvestment And Common Share Purchase Plan
A Dividend Reinvestment and Common Share Purchase Plan is available to all registered shareholders and EUA System company employees. It is a simple and convenient method of purchasing additional shares of EUA common stock.
   Participants also may make cash payments to purchase additional shares. You may obtain complete details by writing to:

William F. O'Connor, Secretary
Eastern Utilities Associates
Post Office Box 2333
Boston, MA 02107

Duplicate Mailings
Duplicate mailings are costly. Shareholders may be receiving duplicate copies of annual and quarterly reports due to multiple stock accounts in the same household. To eliminate additional mailings of these reports, please write to us and enclose label(s) or label information from the duplicate reports. Dividend checks and proxy material will continue to be sent for each account on record.
   EUA is required by law to create a separate account for each name when stock is held in similar but different names (e.g.: John A. Smith, J. A. Smith, John
A. and Mary K. Smith, etc.). Please contact the Company for instructions if you wish to consolidate multiple accounts.

Financial Community Inquiries
Institutional investors and securities analysts should direct inquiries to:
Clifford J. Hebert, Jr.,  Treasurer
Eastern Utilities Associates
Post Office Box 2333
Boston, MA 02107
(617) 357-9590

   The name Eastern Utilities Associates is the designation of the Trustees for the time being under a Declaration of Trust dated April 2, 1928, as amended. All persons dealing with Eastern Utilities Associates must look solely to the trust property for the enforcement of any claims against Eastern Utilities Associates, as neither the Trustees, Officers nor Shareholders assume any personal liability for obligations entered into on behalf of Eastern Utilities Associates.

Trustees

Russell A. Boss (A, P)
President and Chief Executive Officer, A. T. Cross Company
Lincoln, Rhode Island

Paul J. Choquette, Jr. (A, P)
President, Gilbane Building Company
Providence, Rhode Island

Peter S. Damon (F, P)
President and Chief Executive Officer, Bank of Newport
Newport, Rhode Island

John F. G. Eichorn, Jr. (F, P)
Retired Chairman of the Board of Trustees of the Association

Peter B. Freeman (A, C)
Corporate Director and Trustee
Providence, Rhode Island

Larry A. Liebenow (A,F)
President and Chief Executive Officer, Quaker Fabric Corporation
Fall River, Massachusetts

Wesley W. Marple, Jr. (C, P)
Professor of Business Administration,  Northeastern University
Boston, Massachusetts

Donald G. Pardus
Chairman of the Board of Trustees and
Chief Executive Officer of the Association

Margaret M. Stapleton (C, F)
Vice President, John Hancock Mutual Life Insurance Company
Boston, Massachusetts

John R. Stevens
President and Chief Operating Officer of the Association

W. Nicholas Thorndike (C, F)
Corporate Director and Trustee
Brookline, Massachusetts

A- Indicates member of Audit Committee
C- Indicates member of Compensation and Nominating Committee
F- Indicates member of Finance Committee
P- Indicates member of Pension Trust Committee

"PICTURE OF EUA Officers"

Left to Right (seated):
Robert G. Powderly, Executive Vice President   Donald G. Pardus, Chairman  and
Chief Executive Officer
 John R. Stevens, President and Chief Operating Officer Arthur A. Hatch, Executive Vice President

Left to Right (standing):
Clifford J. Hebert, Jr., Treasurer   William F. O'Connor, Secretary
Richard M. Burns, Comptroller

EUA Officers
Donald G. Pardus
Chairman of the Board of Trustees
and Chief Executive Officer

John R. Stevens
President and Chief Operating Officer

Arthur A. Hatch
Executive Vice President

Robert G. Powderly
Executive Vice President

Richard M. Burns
Comptroller

Clifford J. Hebert, Jr.
Treasurer

William F. O'Connor
Secretary