Form 10-K405, Exhibit 13
period 1995-12-31
EASTERN UTILITIES ASSOCIATES; BLACKSTONE VALLEY ELECTRIC CO; EASTERN EDISON CO
filed 1996-03-22
CIK 31224, 12473, 14407

Eastern Utilities
1995 Annual Report


EUA System Profile

Eastern Utilities Associates is a diversified energy services company whose shares are traded on the New York and Pacific Stock Exchanges under the ticker symbol EUA. Its subsidiaries are engaged in the generation, transmission, distribution and sale of electricity; energy related services such as energy management and conservation and efficient use of energy.

     To better reflect the competitive business environment in which it operates, EUA is organized in four distinct business units.

Core Electric Business
EUA's core electric business comprises two business units. The retail business unit provides electric service to approximately 297,000 customers in southeastern Massachusetts, and northern and coastal Rhode Island. Retail electric subsidiaries are Blackstone Valley Electric Company, Eastern Edison Company and Newport Electric Corporation. The wholesale business unit is Montaup Electric Company, EUA's generation and transmission subsidiary, which provides electricity at wholesale to the retail electric subsidiaries and two other non-affiliated municipal electric utilities.

"Map of Southern New England Depicting Montaup Electric Wholesale Territory, Blackstone Valley Electric Service Area, Eastern Edison Service Area and Newport Electric Service Area."

Energy Related Business
EUA's energy related business unit includes EUA Cogenex Corporation, EUA Ocean State Corporation and EUA Energy Investment Corporation. EUA Cogenex is the most active of our energy related companies with energy services contracts throughout the United States and Canada (map). EUA Ocean State owns a 29.9% partnership interest in the Ocean State Power electric generating station in northern Rhode Island. EUA Energy makes investments in energy related businesses.

Corporate
The corporate business unit is made up of Eastern Utilities Associates - the System's parent company - and EUA Service Corporation which provides professional and technical services to all EUA System companies.

On The Cover: Competition is on the horizon for the electric utility industry. Just as the race goes to the most prepared runner, so too, the company which is best prepared for competition is in a stronger position to win. Eastern Utilities intends to be a winner! Throughout this Annual Report, artist Paul Zwolak interprets factors we consider most important to our growth and the changing utility industry.

"Map of United States and Southern Canada Depicting Areas of EUA Cogenex
Activity"


HIGHLIGHTS
                                          1995        1994           1993
FINANCIAL DATA ($ in thousands)
 Operating Revenues                   $   563,363    $   564,278   $   566,477
 Consolidated Net Earnings(1)              32,626         47,370        44,931
 Return on Average Common Equity              8.8%          13.6%         15.0%
 Common Shareholder Equity-
     % of Capitalization (Year-End)          44.5%          42.8%         38.7%
 Total Assets                           1,200,273      1,234,049     1,203,137
 Cash Construction Expenditures            77,923         50,519        76,391
COMMON SHARE DATA
 Consolidated Earnings per Share<F1>  $      1.61    $      2.41   $      2.44
 Dividends Paid per Share             $     1.585    $     1.515   $      1.42
 Annual Dividend Rate                 $      1.60    $      1.54   $      1.44
 Total Common Shares Outstanding       20,436,764     19,936,980    19,032,598
 Average Common Shares Traded Daily        58,573         35,359        42,854
 Book Value per Share (Year-End)      $     18.36    $     18.33   $     17.50
 Market Price -High                            25             27 3/8        29 7/8
              -Low                             21 1/2         21 3/8        23 7/8
              -Year-End                        23 5/8         22            28
OPERATING DATA
   Total Primary Sales (MWH)            4,441,000      4,410,000     4,352,000
   System Requirements (MWH)            4,668,000      4,643,000     4,599,000
   System Peak Demand (MW)                    931            921           854
   System Reserve Margin (At Peak)           24.2%          22.4%         37.1%
   System Load Factor                        57.2%          57.5%         61.5%
   Customers (Year-End)                   297,331        293,707       291,799
   Employees (Year-End) - Core Electric<F2>   541            720           766
                        - Energy Related      253            240           238
                        - Corporate<F2>       536            437           440

<F1> See Management's Discussion and Analysis of Financial Condition and Results of
     Operations for details of one-time impacts to earnings.
<F2> Reflects employee shift resulting from corporate reorganization completed in
     1995.


To Our Shareholders
Dear Shareholder:
The waves of change continued rolling through the electric utility industry in 1995. Our management team continued its proactive involvement in the formation of the framework for an orderly transition from the age of regulated monopoly to the new world of competition. As this transition plays out over the next year or two we will be challenged to be flexible and innovative.

During 1995 we made a number of decisions to better position ourselves in both the new competitive electric utility business and the energy services business. Some of these decisions had a negative impact on current earnings but we believe they were in the best long-term interests of all stakeholders. The balance of this letter will summarize some of our key activities within our Core Electric and Energy Related Businesses.

Consolidated earnings per share of $1.61 were 33% below the $2.41 per share reported for the year 1994. Consolidated net earnings were $32.6 million versus $47.4 million in 1994. These decreases were driven primarily by two unusual charges which amounted to $13.2 million or 66 cents per share. These charges are more fully discussed in "Management's Discussion and Analysis." As stated earlier, we believe that these actions were in the best long-term interests of all stakeholders.

Your dividend was increased 3.9% - about double the electric utility average - to an annual rate of $1.60. This increase was consistent with our goal of providing annual dividend increases above the industry average while maintaining a conservative payout ratio.

CORE ELECTRIC BUSINESS    The Retail and Wholesale Business units that comprise
our Core Electric Business improved their 1995 earnings. This improvement came about despite a full year's impact of a reduction in electric rates to all customers implemented in mid 1994 and a one-time after-tax charge of $2.7 million for a voluntary retirement incentive. Consolidation of the Core Electric Business under a single management team enabled us to continue our practice of paring costs wherever possible without adversely affecting the quality of our service. As part of the consolidation, we were able to reduce the number of professional personnel by 49 through a voluntary retirement incentive. Since 1990 we have reduced the workforce of our Core Electric and Corporate Businesses by 20%.

Introduction of our Choice and Competition proposal for the restructuring of the electric utility industry in Massachusetts and Rhode Island continued EUA's proactive involvement in this most important issue. The era of electric utility competition is upon us! Massachusetts and Rhode Island, the states where our utility subsidiaries do business, are at the forefront of this wave of industry reform. Choice and Competition is predicated on a regional approach to competition and envisions all customers in New England being able to choose their electricity supplier.

ENERGY RELATED BUSINESS    The decision to sell EUA Cogenex's portfolio of
cogeneration installations was based on their poor financial performance and resulted in a one-time after-tax charge of $10.5 million. The sale enables our most active non-utility energy related subsidiary to refocus itself for the long term on the broader based, more profitable market for energy-efficiency services and products.

     The EUA Cogenex refocusing includes a consolidation of marketing activities designed to improve the "hit rate" of signed contracts from project proposals. In addition, new strategic alliances with major utilities in Pennsylvania and Kansas will expand EUA Cogenex's field of operations to 11 additional states.

     Our agreement with Duke/Louis Dreyfus LLC to market energy and related services throughout the six-state New England region provides us with the opportunity to become a meaningful player in the competitive New England marketplace as it develops.

     Two additional energy related opportunities in which we are investing also show promise for the future.

     TransCapacity L.P. has developed software to be used by participants in the gas industry. While we are disappointed that the progress of TransCapacity slowed in 1995, we still believe this investment has the potential to contribute positively to system earnings in the near future.

     The BIOTEN Partnership has developed a prototype bio-mass-fueled electric generating unit which is currently going through its initial test phase.

     These two energy related opportunities represent relatively modest investments with the potential for meaningful contributions to our earnings. Our medium size means that an investment that contributes as little as $1 million to earnings represents 5 cents per common share.

WE PLAN TO SUCCEED    The unprecedented restructuring of the electric utility
industry will occupy a significant amount of our resources for the foreseeable future. However, it will not reduce the importance of our Energy Related Business activities.

     The key to EUA's future success will continue to be pursuit of strategies that will maximize the potential of each of our business units.

It is our intention to succeed!

We extend our thanks to our dedicated workforce who are being called upon each day to do more with less. We also thank you for your continued loyalty as shareholders and assure you that we will provide our strongest efforts to enhance the value of your investment.

"Picture of Donald G. Pardus Chairman and Chief Executive Officer"

"Picture John R. Stevens President and Chief Operating Officer"

Donald G.  Pardus
Chairman and Chief Executive Officer



John R. Stevens
President and Chief Operating Officer

March 8, 1996


BUSINESS AND STRATEGIES


COMPETITION.  COMPETITION.  COMPETITION.
 ... a word that has been synonymous with many industries for centuries... a word that is sending shock waves through the electric utility industry today.

     At EUA we've operated in the competitive arena for ten years in the Energy Related businesses we own. Whether one views the coming of competition in the electric utility industry as the dawn of a bright new day or as thunder clouds in the distance, the reality is that the age of utility competition is here.

     The approach of a competitive marketplace led us to adopt our current Business Unit structure, a solid framework for the future.

     Our Core Electric Business includes two business units:
     Retail and Wholesale. These continue to be the foundation on which we build.

     Our Energy Related Business unit combines our energy related diversification efforts. It provides us with the vehicle to invest in opportunities that can enhance shareholder value and provide non-utility synergies to our Core Electric Business.

     Our Corporate Business unit provides professional and technical services to all EUA System companies. The remainder of this section briefly describes how EUA is taking a proactive position in the move to a competitive utility industry and the steps that have been taken at our Energy Related businesses in light of disappointing results in 1995.

AN INDUSTRY IN TRANSITION    There are many forces working toward a competitive
marketplace in the electric utility industry - federal and state regulators, coalitions of utility stakeholders, state legislatures, as well as electric utility companies. EUA is taking a proactive stance in proposing principles that move us towards competition, while keeping in mind the interests of our shareholders, customers, employees and the communities we serve.

     Massachusetts and Rhode Island, the home states of our Core Electric Business, are at the forefront of the charge to a competitive electric industry. While both states retain their individuality, the goal of regulators and collaboratives of utilities and other industry stakeholders in each is the same: negotiate the transition to competition rather than litigate.

     The move to competition is not being driven only at the state level. The Federal Energy Regulatory Commission, which regulates our Wholesale Business unit, has been a primary catalyst by proposing new rules to require open access to bulk power transmission lines.

     Eastern Utilities has participated from the start at both the federal and state levels, and we'll continue our active role. We reinforced our commitment to establishing new relationships between service and energy providers and customers by introducing our Choice and Competition plan for a competitive industry. Our proposal would put all utilities in New England on an equal footing to compete head-to-head for power sales with each other and with other market alternatives.

     By envisioning New England-wide participation, Choice and Competition ensures access to all retail markets for all utilities and access to a variety of energy sources for all customers.

     Key components of Choice and Competition include:

  -  Customer choice of supplier as early as 1998.

     Fossil-fueled and hydroelectric generating units enter the competitive arena without guaranteed cost recovery.

  - Performance-based rates governing the distribution costs of delivering energy to customers. The retail distribution companies would be measured against standards of performance and rewarded or penalized based on actual performance related to the standards.

  - Open, equal access to transmission facilities consistent with FERC policies.

  -  Continued commitment to energy-efficiency and low-income programs.

  - Competitively-priced power for customers who choose not to choose. While we will do everything we can to spur competition, we accept the challenge of retaining our current customers with our traditional reliable service at the same time we actively pursue new business.

     These are but a few of our plan's highlights. We suspect the final outcome of the collaborative and/or legislative processes may not include all of our recommendations, but we intend to be proactive throughout the transition to a competitive electric industry.

     In positioning EUA for the future, our efforts have not been limited to the changing regulatory environment. We continue to look for innovative ways in which Eastern Utilities can gain access to market share which today is limited. For example, our Retail Business unit customers represent only 4% of the New England energy market. Our challenge is how, in a competitive market, we can gain access to the other 96%. In December we agreed to form a joint-venture with the Duke Energy subsidiary of Duke Power and the Louis Dreyfus Group - Duke/Louis Dreyfus Energy Services (New England) - which, once all regulatory authorizations are received, will provide the vehicle for us to participate in the marketing of energy and other services to the other 96% of New England.

     The new company should be ready to begin marketing electric power and other energy services to customers throughout New England when competition becomes a reality. Initial efforts of Duke/Louis Dreyfus Energy Services (New England) will focus on linking power buyers and sellers. Over the longer term, Duke/Louis Dreyfus Energy Services (New England) has the potential of controlling - by buying, leasing or building - its own generating capacity.

     We believe our knowledge of the New England market, our activities with the New England Power Pool, and our entrepreneurial skills within the region combined with the trading skills of Louis Dreyfus and Duke Energy's skills in developing and operating power plants make us a strong team, ready to play in the competitive arena.

ENERGY RELATED COMPETITIVE IMPACTS    Competition is not new to our Energy
Related Business unit. In fact, it was increased competition and changes in the marketplace that had a negative impact on the financial results of the Energy Related Business unit in 1995. The competitive market changes impacted EUA Cogenex, our integrated energy services company, while a more demanding marketplace negatively impacted EUA TransCapacity, our subsidiary that holds an investment in a gas industry software developer.

     First, during 1995 EUA Cogenex saw continued poor results in its cogeneration business, an erosion of utility-supported demand-side management programs nationwide, and aggressive pricing pressures from competitors in the energy management market. The result was a disappointing year for our most active Energy Related business. Our challenge has been to refocus EUA Cogenex for 1996 so that it can retain its position as one of the major energy services companies in the country.

     Some of the steps EUA Cogenex has taken and will take as part of its refocusing efforts include:

  - Divest its cogeneration portfolio. This action was completed in September 1995 and resulted in a one-time after-tax $10.5 million reduction in consolidated net earnings. Elimination of this underperforming portion of its business enables EUA Cogenex to concentrate on its more profitable energy-efficiency business.

  - Concentrate on traditional markets. EUA Cogenex will concentrate on market sectors where it has been most successful: private educational institutions, hospitals, medium and large industrial and commercial facilities. Sectors such as federal and state facilities and utility demand side management programs have been de-emphasized.

  - Restructure sales and marketing. Consolidate marketing activities and improve the success, or "hit rate," of turning proposals into signed contracts.

  - Develop strategic alliances. In 1995, such alliances were announced with Allegheny Power Systems and Western Resources. These alliances are designed to provide EUA Cogenex with a significant presence in states where it historically has done little or no business and provide customers of these utilities an immediate and comprehensive selection of integrated energy services. A third strategic alliance with Monenco-Agra, a major provider of engineering and related services in Canada, awaits regulatory approval.

     These refocusing efforts should enable EUA Cogenex to enhance its profitability and contribution to EUA system earnings in 1996. Implementation of its redefined strategies should firmly establish EUA Cogenex's leadership position in its traditional markets while maintaining its strong reputation for customer service.

     A second segment of EUA's Energy Related business is our interest in the TransCapacity Limited Partnership, held by our EUA Energy Investment subsidiary. TransCapacity is a gas industry software developer in which we started making investments in 1993. The software, known as Capacity Scout TM, was designed to computerize the gathering and distribution of millions of pieces of natural gas pipeline capacity data needed to be competitive in the gas industry.

     We had expected our investment in TransCapacity to produce positive financial results in 1995, but developing market hurdles slowed the progress of this venture. The market indicated that providing data alone was not sufficient to entice users to utilize the Capacity Scout TM system. The market dictated that enhancements that had been planned for the future would be needed immediately in order to entice users. In addition, pipeline companies, the providers of much of the information, have been slow to fully implement FERC-mandated standards.

     In response to these market pressures, TransCapacity increased its activity at the Gas Industry Standards Board (GISB) to develop standard data and has now introduced its new T/Nominatr TM service. T/Nominatr TM enables clients to better use their pipeline capacity by providing a single interface for making electronic data interchange nominations, or notifications to move gas, to multiple pipelines. Pre-commercial user testing of T/Nominatr TM started in late 1995. Commercial installations began in the first quarter of 1996. T/Nominatr TM should provide TransCapacity with a distinct advantage over its competition.

     While we do not anticipate that TransCapacity will make a positive contribution to EUA earnings for the full year in 1996 we believe it is possible for its monthly contribution to be positive by year's end. TransCapacity continues to have the potential of being a meaningful contributor to EUA earnings in 1997 and beyond.

     Finally, EUA Energy Investment also has a 40% ownership interest in the BIOTEN Partnership. Test generation will begin in early 1996 at a prototype biomass-fired combustion turbine generating unit being developed in Tennessee. Additional investments in this venture are dependent upon the success of the prototype, which will not only generate electricity but also help alleviate an environmental disposal problem. The preliminary nature of this undertaking makes assessment of long-term earnings potential premature.

     Diversification will continue to play a significant role in EUA's future financial success. The long-term goals of our Energy Related Business unit are to provide an increasing percentage of EUA System earnings, maintain EUA Cogenex's leadership in the energy services industry, and investigate and develop new energy related business opportunities that will enhance shareholder value.

WE PLAN TO SUCCEED IN THE COMPETITIVE WORLD    EUA has already come far in the
metamorphosis from utility holding company to diversified energy services company.

     We have positioned our Core Electric Business to be a positive force in the development of a competitive electric industry, and we will continue to search out niche-type energy related investments to support our non-core diversification efforts. The goal of these efforts is to strengthen our position in the marketplace and sharpen our competitive edge.

     Our emergence as a leader in diversified energy services gives us the opportunity to offer our customers a variety of energy options and to provide you, our shareholders, enhanced value for your EUA shares.

SELECTED CONSOLIDATED FINANCIAL DATA
Years Ended December 31,
(In Thousands Except Common Share Data)   1995        1994       1993       1992        1991
INCOME STATEMENT DATA:
 Operating Revenues                 $   563,363 $   564,278 $   566,477 $   541,964 $   522,583
 Operating Income                        71,728      73,795      75,649      64,347      66,336
 Consolidated Net Earnings(1)            32,626      47,370      44,931      34,111      26,260

BALANCE SHEET DATA:
 Plant in Service                     1,037,662   1,020,859   1,016,453   1,002,717     990,726
 Construction Work in Progress            7,570       8,389       8,728       4,943       6,881
    Gross Utility Plant               1,045,232   1,029,248   1,025,181   1,007,660     997,607
 Accumulated Depreciation and
      Amortization                      324,146     304,034     296,995     274,725     251,503
      Net Utility Plant                 721,086     725,214     728,186     732,935     746,104
   Total Assets                       1,200,273   1,234,049   1,203,137   1,203,320   1,163,776

CAPITALIZATION:
  Long-Term Debt - Net                  434,871     455,412     496,816     462,958     488,452
  Redeemable Preferred Stock - Net       26,255      25,390      25,053      28,496      29,980
  Non-Redeemable Preferred Stock - Net    6,900       6,900       6,900      15,850      15,850
  Common Equity                         375,229     365,443     333,165     266,855     248,598
     Total Capitalization               843,255     853,145     861,934     774,159     782,880
  Short-Term Debt                        39,540      31,678      37,168     109,936      72,449

COMMON SHARE DATA:
 Consolidated Earnings per Average
      Common Share(1)               $      1.61 $      2.41 $      2.44 $      2.00 $      1.58
Average Number of Shares Outstanding 20,238,961  19,671,970  18,391,147  17,039,224  16,608,090
   Return on Average Common Equity          8.8%       13.6%       15.0%       13.2%       10.8%
   Market Price -High                        25          27 3/8      29 7/8       25 1/4     25
                -Low                         21 1/2      21 3/8      23 7/8       20 3/8     15 3/4
                -Year-End                    23 5/8      22          28           24 3/4     20 5/8
   Dividends Paid per Share         $     1.585  $    1.515  $     1.42  $      1.36 $     1.45


(1) See Management's Discussion and Analysis of Financial Condition and Results of Operations for
    details of one-time impacts to earnings.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND REVIEW OF OPERATIONS

Net Earnings and Earnings Per Share by business unit for 1995 and 1994 were as follows:

                                       1995                  1994
                              Net                       Net
                              Earnings   Earnings     Earnings    Earnings
                              (Loss)     (Loss)       (Loss)      (Loss)
                              (000's)    Per Share    (000's)     Per Share
Core Electric Business       $ 42,062    $ 2.08       $  36,897   $  1.88
Energy Related Business         3,658      0.18           7,390      0.37
Corporate                         151      0.01            (817)    (0.04)
From Operations              $ 45,871    $ 2.27       $  43,470   $  2.21
One-Time Impacts:
VRI                            (2,747)    (0.14)
Cogen Discontinuance          (10,498)    (0.52)
Tax Credits                     3,900      0.20
Consolidated                 $ 32,626    $ 1.61       $  47,370   $  2.41

Major impacts on earnings by business unit are described in the following paragraphs.

VOLUNTARY RETIREMENT INCENTIVE (VRI) OFFER   In March 1995, Eastern Utilities
Associates (EUA) announced a corporate reorganization which, among other things, consolidated management of Eastern Edison Company (Eastern Edison), Blackstone Valley Electric Company (Blackstone) and Newport Electric Corporation (Newport). As part of the reorganization, a VRI was offered to 66 professionals of the EUA System. Forty-nine of those eligible for the program accepted the incentive and retired effective June 1, 1995. This incentive program resulted in a one-time $4.5 million pre-tax ($2.7 million after-tax, or 14 cents per share) charge to second quarter 1995 earnings of the Core Electric Business. The estimated payback period is approximately 18 months.

DISCONTINUATION OF COGENERATION OPERATIONS   In September 1995, EUA announced
that EUA Cogenex Corporation (EUA Cogenex) was discontinuing its cogeneration operations because overall, the cogeneration portfolio had not performed up to expectations. EUA Cogenex's total net investment in its cogeneration portfolio was $29.2 million. The decision to discontinue cogeneration operations resulted in a one-time, after-tax charge of approximately $10.5 million, or 52 cents per share, to third quarter 1995 earnings.

NON-RECURRING TAX CREDITS    In 1994 EUA Ocean State Corporation (EUA Ocean
State) recognized $3.9 million of Investment Tax Credits (ITC) related to its investment in Ocean State Power (OSP). In 1993 EUA recognized income of approximately $4.9 million, representing a portion of the expected utilization of EUA Power Corporation's (now known as Great Bay Power Corporation) ITC to reduce EUA's 1993 consolidated tax liability. These credits, for both years, are included in Other Income and Deductions-Net on the "Consolidated Statement of Income." The System has no remaining ITC carryforwards available.

OPERATING REVENUES   The following table sets forth estimates of the factors
which contributed to the change in Operating Revenues from 1993 through 1995:

                                                 Increase (Decrease)
                                                 From Prior Years
($ in millions)                                    1995    1994
Operating Revenue change attributable to:
Core Electric Business:
     Purchased Power Recovery                    $ (2.5)   $ (8.0)
     Recovery of Fuel Costs                        11.8      (1.4)
     Effect of Rate Changes                        (4.9)     (6.4)
     Unit Contracts and Sales to NEPOOL            (8.2)      1.8
     Kilowatthour (KWH) Sales and Other            (2.1)      4.2
Energy Related Business:
     EUA Cogenex                                    5.0       7.6
Total                                            $ (0.9)   $ (2.2)

Core Electric Business: The revenues attributable to Purchased Power Recovery reflect our retail companies' recovery of purchased power capacity costs.

     Revenues attributable to Recovery of Fuel Costs result from the operation of fuel adjustment clauses. The change in such revenues reflects corresponding underlying changes in fuel costs.

     The Effect of Rate Changes reflects a base rate decrease for Montaup Electric Company (Montaup) implemented on May 21, 1994.

     Revenues attributable to Unit Contracts and sales to the New England Power Pool (NEPOOL) reflect revenues from such short-term contracts and interchange sales with NEPOOL.

     The change in revenues associated with KWH Sales and Other reflects the effect of KWH sales on base revenues and changes in other operating revenues including conservation and load management (C&LM) expense recoveries.

Energy Related Business: Revenues of this business unit were generated entirely by EUA Cogenex. The 1995 change is due primarily to the impact of EUA Cogenex's acquisitions of Highland Energy Group (Highland) and Citizens Conservation Corporation (Citizens) in 1995. See "Energy Related Businesses" below.

     The 1994 increase of $7.6 million was due primarily to increased revenues of James L. Day Co. Inc., renamed EUA Day and Northeast Energy Management, Inc.
(NEM) aggregating approximately $8.5 million. EUA Cogenex acquired EUA Day and NEM in December 1993 and January 1994, respectively. Partnership revenues and paid-from-savings contract revenues also increased in 1994. These increases were offset somewhat by a decline in project sales revenues recognized in 1994.

CORE ELECTRIC BUSINESS KWH SALES   Primary KWH sales of electricity by EUA's
Core Electric Business unit increased by a modest 0.7% in 1995 compared to 1994. A 2.0% improvement in 1995 industrial sales is an indication of the continued slow improvement in economic conditions in EUA's service territory. Economic indicators suggest that this moderate trend will continue for the foreseeable future. Total energy sales decreased 11.1% in 1995, due mainly to decreased energy sales to NEPOOL and decreased short-term unit contract sales. Purchased power contracts of Montaup totaling 41 MW which expired in October 1994 resulted in lower KWH available to Montaup for interchange and short-term energy sales. These interchange and short-term energy sales essentially recover fuel costs only and have little or no earnings impact.

     Total primary sales of electricity increased 1.3% in 1994, despite the fourth quarter's mild weather which caused an 18.7% decrease in heating degree days compared to those of the fourth quarter 1993. An on-going review of our customer classes resulted in the reclassification of certain customers from the commercial class to the residential and industrial classes in 1994. The impact of these reclassifications is reflected in the following table. Removing the impacts of these reclassifications results in 1994 sales increases of 1.1%, 0.6% and 3.0% to our residential, commercial and industrial customers, respectively.

Percentage Changes in KWH Sales by Class of Customer for the past two years were as follows:

                                                Percent
                                             Increase (Decrease)
                                             From Prior Year
                                              1995   1994
Residential                                   1.1     3.3
Commercial                                    0.2    (1.9)
Industrial                                    2.0     4.2
Other Electric Utilities                      1.4    20.4
Other                                        (5.7)   (7.0)
Total Primary Sales                           0.7     1.3
Losses and Company Use                       (2.6)   (5.3)
Total System Requirements                     0.5     1.0
Unit Contracts                              (59.8)   20.2
Total Energy Sales                          (11.1)    4.2


EXPENSES 1995 VS. 1994

Fuel and Purchased Power: The EUA System's most significant expense items continue to be fuel and purchased power expenses of our Core Electric Business which together comprised about 43.9% of total operating expenses for 1995.

     Fuel expense of the Core Electric Business increased by $3.3 million, or 3.8%, in 1995 compared to 1994. This change was caused by a 14.1% increase in the average cost of fuel, offset by an 11.1% decrease in total energy generated and purchased, as discussed above. Also, purchased power-energy costs, previously recorded as purchased power expense by Newport, were recorded as fuel expense by Montaup as a result of Newport becoming an all-requirements customer of Montaup effective May 21, 1994. This resulted in a classification adjustment which increased fuel expense and decreased purchased power expense by approximately $1.8 million in 1995.

     Purchased Power demand expense for 1995 decreased $4.5 million, or 3.4%. This change was due primarily to decreases of $6.7 million related to 41 megawatts (MW) of purchased power contracts which expired in October 1994 and the classification adjustments discussed above. These decreases were partially offset by increased billings from OSP and the Yankee nuclear units aggregating $5.2 million.

Other Operation and Maintenance: Other Operation and Maintenance (O&M) expenses for 1995 totaled $187.4 million, an increase of $2.9 million, or 1.6%, over 1994.

     Total O&M expenses are comprised of three components:
Direct Controllable, Indirect and Energy Related. Changes in these components for 1995 were as follows:

                                                      Increase
($ in millions)                     1995     1994     (Decrease)
Direct Controllable              $   83.4  $  87.7    $  (4.3)
Indirect                             41.3     46.7       (5.4)
Energy Related                       62.7     50.1       12.6
   Total O&M                      $ 187.4  $ 184.5    $   2.9

     Direct Controllable expenses of our Core Electric and Corporate Business units represent 44.5% of total 1995 O&M and include expense items such as: salaries, fringe benefits, insurance and maintenance. Indirect expenses include items over which we have limited short-term control.

     Indirects include such expense items as: O&M expenses related to Montaup's joint ownership interests in generating facilities such as Seabrook Unit 1 and Millstone Unit 3 (see Note H of Notes to Consolidated Financial Statements for other jointly-owned units), power contracts where transmission rental fees are fixed, C&LM expenses that are fully recovered in revenues, and expenses related to accounting standards such as Statement of Financial Accounting Standard No. 106, "Accounting for Post-Retirement Benefits Other Than Pensions" (FAS 106).

     The Energy Related component relates to O&M expenses of our Energy Related Business unit where increases are tied to new and expanded business activity. EUA Cogenex continues to be the most active of our Energy Related businesses and incurred 93% of the total O&M expenses of this business unit in 1995.

     The changes in 1995 O&M expenses were due primarily to the following:

Direct Controllable: Direct controllable expenses of our Core Electric and Corporate Business units decreased by $4.3 million. One-time computer software development and hardware buy-out costs aggregating $1.9 million expensed in 1994, decreased insurance expense of approximately $1.2 million and strict attention to cost control were major components of that change. We reduced our Core Electric and Corporate units' workforce level by 6.9% in 1995 which will mitigate future labor cost increases. We remain committed to our efforts to control costs wherever possible.

Indirect: Indirect expenses of the Core Electric and Corporate Business units decreased $5.4 million due primarily to $4.2 million of decreased C&LM expense and lower litigation expense.

Energy Related: EUA Cogenex's O&M expenses for 1995 increased by $10.4 million and are directly related to increased revenues, the acquisition of Citizens and Highland and costs related to new product development of the EUA Day division. Operating and development expenses of EUA Energy Investment Corporation (EUA Energy) increased $2.2 million in 1995 due primarily to development expenses related to the discontinued Home and Family venture and operating costs of EUA Transcapacity.

Interest Charges: Net interest charges for 1995 decreased approximately $2.3 million compared to 1994. This change was due primarily to decreased long-term debt interest resulting from normal cash sinking fund payments, increases in capitalized interest of EUA Cogenex related to increased construction activity in 1995, and decreased Other Interest Expense. Other Interest Expense in 1994 included approximately $1.0 million related to Internal Revenue Service audits of prior years' consolidated income tax returns.

Income Taxes: EUA files a consolidated federal income tax return for the EUA System. EUA's 1995 composite federal and state effective tax rate was approximately 30.1%, versus 29% in 1994. In 1994 EUA Ocean State recognized $3.9 million of ITC as previously discussed.

Taxes Other Than Income: Taxes other than income decreased $3.6 million in 1995 compared to 1994. The 1995 reversal of previously over-accrued property taxes and lower Rhode Island gross receipts taxes, related to lower revenues and a decrease in the gross receipts tax rate, account for most of this change.

Other Items: Depreciation and Amortization expense decreased by $1.0 million, or 2.1%, in 1995. Decreased EUA Cogenex depreciation and amortization expense resulting from the disposal of cogeneration assets was the primary factor.

     Other Income (Deductions) - Net decreased by $4.3 million in 1995 from 1994. The 1994 amount included: (i) ITC recognized by EUA Ocean State of approximately $3.9 million as previously discussed; (ii) a settlement of $900,000 received in 1994 from the Vermont Electric Generation and Transmission Cooperative, Inc. (Vermont Co-op) related to Seabrook Nuclear Project payments previously withheld; and (iii) the 1994 income recognition of $900,000 of capitalized costs related to nuclear fuel buyouts which were previously deferred. EUA Cogenex interest income and management fee income increased by approximately $1.1 million in 1995.


EXPENSES 1994 VS. 1993

Fuel and Purchased Power: Fuel expense for 1994 increased $2.4 million from 1993 due primarily to fuel expense previously recorded as purchased power-demand expense by Newport as previously discussed. A 4.8% decrease in the average cost of fuel in 1994 essentially offset the 4.2% increase in total energy sales.

    Purchased Power expense decreased from 1993 by $9.4 million, or 6.8%. This decrease was due primarily to expiring contracts totaling approximately 41 MW, lower billings by Montaup's suppliers aggregating approximately $8.6 million and the recognition of purchased power-energy as fuel expense (see above). These decreases were offset somewhat by a $1.0 million increase in C&LM expenses recorded as purchased power expense.

Other Operation and Maintenance: O&M expenses for 1994 totaled $184.5 million, an increase of $2.4 million over 1993.

     Changes by O&M components for 1994 were as follows:

                                                           Increase
($ in millions)                          1994      1993   (Decrease)
Direct Controllable                  $  87.7  $   86.0   $  1.7
Indirect                                46.7      47.1     (0.4)
Energy Related                          50.1      49.0      1.1
   Total O&M                         $ 184.5   $ 182.1   $  2.4

     The changes in 1994 O&M expenses were due primarily to the following:

Direct Controllable: Direct controllable expenses increased by $1.7 million in 1994 due to our decision to expense one-time computer software development and hardware buy-out costs aggregating $1.9 million. Cost control efforts continued to be successful in 1994, and we reduced our Core Electric workforce by 6.0%.

Indirect: Indirect expenses decreased slightly in 1994 due to the offsetting impacts of decreased jointly owned generating unit expenses and pension expenses aggregating $3.8 million and increased FAS 106, C&LM and power contract expenses totaling $3.2 million.

Energy Related: EUA Cogenex's O&M expenses for 1994 increased by $1.7 million. This increase was due primarily to the operations of EUA Day and NEM offset by a reduction in expenses related to lower project sales recognized in 1994. Research and development expenses of EUA Energy decreased $700,000 in 1994. Interest Charges: Interest on long-term debt for 1994 decreased approximately $2.5 million, or 6.1%, compared to 1993. This decrease was due primarily to the full year impact of Eastern Edison's 1993 refinancing of $195 million of long-term debt at lower rates and Newport's January 1994 issuance of $7.9 million of variable rate Electric Energy Facilities Revenue Refunding Bonds due 2011.

     Offsetting these declines somewhat was the issuance by EUA Cogenex of $50 million of 7% Unsecured Notes in October 1993.

Income Taxes: EUA's 1994 composite federal and state effective tax rate was approximately 29%, versus 27.3% in 1993. This increase is primarily attributable to the net decrease in the income recognition of ITC in 1994 versus 1993.

Other Items:  Depreciation and Amortization expense increased by $1.7 million,
or 3.9%, in 1994.   Increased EUA Cogenex depreciation and amortization expense of $2.4 million was offset somewhat by a decrease in amortization expense of Montaup related to its Seabrook Unit II loss amortization which was completed in 1993. The EUA Cogenex increase was due primarily to the operations of EUA Day and NEM.

     Equity in Earnings of Jointly Owned Companies decreased in 1994 by approximately $1.7 million due primarily to lower earnings on EUA Ocean State's investment in OSP.

     Other Income (Deductions) - Net increased by $3.2 million in 1994 due to:
(i) a decrease in tax expense recorded as other deductions of approximately $1.6 million; (ii) increased EUA Cogenex interest income and management fee income aggregating approximately $900,000; (iii) the $900,000 Vermont Co-op settlement as previously discussed; and (iv) the 1994 income recognition of $900,000 of capitalized costs previously discussed. These impacts were partially offset by a net decrease of $1.0 million in ITC utilized in 1994 versus 1993.

     The Preferred Dividend requirement of the retail subsidiaries decreased by approximately $1.0 million, or 29.6%, in 1994 due to a full-year impact of Eastern Edison's 1993 Preferred Stock financing activity.

1995 SYSTEM FINANCING ACTIVITY

Core Electric Business: On December 1, 1995, Eastern Edison used available cash to fund maturities of $10 million of First Mortgage Bonds and $25 million of unsecured Medium Term Notes.

Corporate: EUA received proceeds of approximately $6.0 million in 1995 from the issuance and sale of 262,115 common shares primarily through its Dividend Reinvestment and Common Share Purchase Plans.

     In May 1995 EUA issued 176,258 common shares in connection with the acquisition of Highland Energy Group, Inc. by EUA Cogenex. See "Energy Related Businesses" below for more details.

"Bar Graph Depicting Cash Construction Expenditures and Internally Generated Funds for the Years 1991 Through 1995 as follows: "

$ in Millions
                                    1991    1992      1993    1994   1995

Cash Construction expenditures      57.57   71.365   76.391   50.519  77.922
Internally Generated Funds         63.681   48.933   79.691   79.274  90.883


Financial Condition and Liquidity: The EUA System's need for permanent capital is primarily related to investments in facilities required to meet the needs of its existing and future customers.

Core Electric Business: For 1995, 1994 and 1993, the Core Electric Business cash construction expenditures were $31.5 million, $33.0 million and $32.4 million, respectively.

Internally generated funds available after the payment of dividends supplied approximately 210%, 150% and 160% of these cash construction requirements in 1995, 1994 and 1993, respectively. Various laws, regulations and contract provisions limit the use of EUA's internally generated funds such that the funds generated by one subsidiary are not generally available to fund the operations of another subsidiary.

     Cash construction expenditures of the Core Electric Business for 1996, 1997 and 1998 are estimated to be approximately $38.3 million, $35.3 million and $28.8 million, respectively and are expected to be financed with internally generated funds.

     In addition to construction expenditures, projected requirements for scheduled cash sinking fund payments and mandatory redemption of securities of the Core Electric Business in 1996, 1997, 1998, 1999 and 2000 are $9.3 million, $2.3 million, $62.2 million, $11.6 million and $2.3 million, respectively.

Energy Related Business: Capital expenditures of our Energy Related Business amounted to $44.7 million, $17.2 million and $43.6 million in 1995, 1994 and 1993, respectively. Internally generated funds supplied 68.8%, 111.9% and 29.6% of cash capital requirements in 1995, 1994 and 1993, respectively.

     Estimated capital expenditures of the Energy Related Business are $42.8 million, $58.3 million and $64.3 million in 1996, 1997 and 1998, respectively. Internally generated funds are expected to supply approximately 60% of 1996 estimated capital requirements. Continued growth at EUA Cogenex may require some external financing in the 1997-1998 time frame.

     In addition to capital expenditures and energy related investments, projected requirements for scheduled cash sinking fund payments and mandatory redemption of securities of the Energy Related Business in 1996, 1997, 1998, 1999 and 2000 are $9.2 million, $24.2 million, $9.2 million, $9.2 million and $59.2 million, respectively.

Corporate: Construction activity of the Corporate Business unit is minimal. Projected requirements for scheduled cash sinking fund payments for the corporate operations for each of the five years following 1995 are $1.1 million.

Short-Term Lines of Credit: At December 31, 1995, EUA System companies maintained short-term lines of credit with various banks aggregating approximately $150 million.

Year-End Short-Term Debt Outstanding by business unit:

($ in thousands)                     1995     1994
Core Electric Business           $  6,761  $      0
Energy Related Business            14,421    23,476
Corporate                          18,358     8,202
    Total                        $ 39,540  $ 31,678

     EUA expects to repay the outstanding balances of short-term indebtedness through internally generated funds and the possible issuance of additional EUA Cogenex debt securities.

ENERGY RELATED BUSINESSES   Net Earnings and Earnings Per Share contributions
of EUA's Energy Related Businesses for 1995 and 1994, excluding one-time impacts, were as follows:

                                     1995                   1994
                              Net                    Net
                              Earnings    Earnings   Earnings    Earnings
                              (Loss)      (Loss)     (Loss)      (Loss)
                              (000's)     Per Share  (000's)     Per Share
EUA Cogenex                  $  2,704(1)  $  0.13(1) $  4,171    $ 0.21
EUA Ocean State                 4,617        0.23       4,456(2)   0.22(2)
EUA Energy Investment          (3,663)      (0.18)     (1,237)    (0.06)
Energy Related Business      $  3,658     $  0.18    $  7,390    $ 0.37

(1) Excludes one-time charge of $10.5 million, or 52 cents per share, related to discontinuance of cogeneration operations.

(2) Excludes one-time recognition of $3.9 million, or 20 cents per share, of Investment Tax Credits.

EUA Cogenex: EUA Cogenex's earnings from continuing operations decreased by approximately $1.5 million in 1995 due to, among other things, lower earnings on project sales and costs related to new product development by its EUA Day division. Also, 1995 saw a significant reduction in demand-side management activity as electric utilities nationwide prepare themselves for the evolution to a competitive marketplace. The discontinuance of its cogeneration operations will allow EUA Cogenex to devote maximum resources to providing integrated energy services. In addition EUA Cogenex has refocused its national sales force toward the private sector. Though governmental projects, such as the Department of Energy, have proven profitable for EUA Cogenex, securing such contracts is significantly more cumbersome, time consuming, and costly than private sector contracts.

     EUA Cogenex implemented various strategies in 1995 designed to leverage existing resources to broaden its markets, to reduce costs, and to bring new products to market. These efforts will continue in 1996. Specifically, EUA Cogenex will continue to develop its sales and marketing organization, evaluate and enter into strategic alliances, and emphasize cost control.

     In early 1995, EUA Cogenex completed its acquisitions of Highland Energy Group, Inc. of Boulder, Colorado, and the principal energy services operations of Citizens Conservation Corporation of Boston. Highland engages in conservation and energy management programs principally in Colorado, Texas, Ohio and North Carolina. The renamed EUA Citizens Conservation Services provides energy management services to the public and private multi-family housing sector. Also in 1995, EUA Cogenex announced joint ventures with affiliates of the Allegheny Power System and Western Resources, Inc. to provide energy services in and around the geographic regions served by those companies. In early 1996, EUA Cogenex announced a proposed joint venture with Monenco-Agra of Canada to provide similar services in Canada.

EUA Ocean State: EUA Ocean State owns 29.9% of each of the partnerships which developed and operate Units I and II of OSP, twin 250-megawatt, gas-fired generating units in northern Rhode Island. Both units have provided a premium return since their respective in-service dates of December 31, 1990, and October 1, 1991. The change in EUA Ocean State's earnings contribution, net of the $3.9 million of ITC utilized in 1994, was minimal.

EUA Energy Investment: EUA Energy was organized to seek out investments in energy related businesses. The 1995 results reflect an increase in operating and development expenses versus 1994, in particular, expenses related to the Home and Family, L.P. pilot program, operating expenses of EUA Transcapacity, and development costs of BIOTEN's biomass-fired combustion turbine electric generation system. Market analysis results of the Home and Family pilot program led management to discontinue that venture in mid 1995.

POWER MARKETING    In December 1995, EUA and Duke/Louis Dreyfus LLC signed an agreement to form a company to market energy related services in New England. The new entity - Duke/Louis Dreyfus Energy Services (New England) LLC - plans to engage in electric power and fuels marketing and associated market hedges; own or lease generating facilities; and participate in other energy related activities such as energy-efficiency services and management of energy assets, upon receipt of required regulatory authorizations. This partnership will give EUA the opportunity to increase its share of New England's energy market.

ELECTRIC OPERATIONS   The 1995 peak demand for electricity, 931 MW on July 27,
1995, surpassed the previous all-time high, 921 MW, set in July 1994. Current forecasts indicate that the combination of company owned generation, current long-term purchased power contracts, expected short-term power opportunities, and the System's C&LM programs, should meet EUA System capacity requirements through the year 1999. As shown in the accompanying chart the EUA System's fuel mix continues to be diverse and is projected to remain that way in the future.

"Three Pie Charts Depicting EUA Fuel Mix for the Years 1990, 1995, and estimated 2000 as follows: "

              1990      1995        2000

Oil            38%       25%        21%
Gas             2%       27%        29%
Coal           22%       15%        13%
Nuclear        38%       28%        33%
Other                     5%         4%


     The EUA System offers customers a comprehensive group of C&LM programs. These programs provide EUA with a flexible, cost-effective resource option, while serving customers with valued cost control opportunities to develop and maintain a competitive advantage. The programs also offer opportunities to EUA and its customers to comply with environmental standards and reduce air emissions.

     During 1995, more than 19,000 customers participated in one or more of the EUA System C&LM programs, resulting in 27,000 megawatthours of annual energy savings. In addition, the programs reduced customers' demand by 6,000 kilowatts in 1995 and provided the long-term benefits of reducing the need to invest in costly new generating facilities.

ELECTRIC UTILITY INDUSTRY RESTRUCTURING   The electric industry is in a period
of transition from a traditional rate-regulated environment to a competitive marketplace. While competition in the wholesale electric market is not new, electric utilities now face impending competition in the retail sector.

     In 1995, Eastern Edison, Blackstone and Newport participated with collaborative groups in their respective states consisting of other utilities, industrial users, environmental groups and consumer advocates in submitting similar sets of interdependent principles addressing electric utility industry restructuring to their respective state regulatory commissions. These filings were intended to be statements of the consensus position by the signatories of the principles that should underlie any electric industry restructuring proposal and include but are not limited to principles addressing stranded cost recovery, unbundling of services and demand side management programs. Each set of principles was submitted on the condition they be approved in full by the respective Commissions.

     The Rhode Island Public Utilities Commission (RIPUC) accepted all but one of the principles submitted by the Rhode Island Collaborative with minor modifications to certain language in others and added a new principle which supports negotiation (as opposed to litigation) to resolve conflicts as restructuring moves forward. The RIPUC also directed the Rhode Island Collaborative to proceed with negotiations on the issues presented in the principles and to submit a progress report to the RIPUC, which was submitted in February of 1996. The one principle that was not accepted provided for subsidization of renewable energy sources.

     In February 1996 a bill was introduced in the Rhode Island legislature that, if enacted, would allow customer choice of electricity supplier commencing January 1, 1998 for large industrial customers and phasing in all customers by January 1, 2001. The proposed legislation also provides for recovery of "stranded investments" through a transition charge initially set at 3 cents per KWH.

     EUA believes that the development of the proposed legislation should have been conducted in a public forum so that all interested stakeholders could have participated. EUA believes that competition, if done right, can benefit customers. However, there are substantial issues about the proposed legislation which EUA is currently reviewing.

The Massachusetts Department of Public Utilities (MDPU) issued an order enumerating principles, similar to those submitted by the Massachusetts Collaborative, that describe the key characteristics of a restructured electric industry and provide for, among other things, customer choice of electric service providers, services, pricing options and payment terms, an opportunity for customers to share in the benefits of increased competition, full and fair competition in the generation markets and incentive regulation for distribution services where competition cannot exist. This order sets out principles for the transition from a regulated to a competitive industry structure and identifies conditions for the transition process which will require investor-owned utilities to unbundle rates, provide consumers with accurate price signals and allow customers choice of generation services. The order also provides for the principle of recovery of net, non-mitigable stranded costs by investor-owned utilities resulting from the industry restructuring.

     Each Massachusetts investor-owned utility is required to file restructuring proposals for moving from the current regulated industry structure to a competitive generation market. The schedule for the filing requirement is staggered. The initial group of utilities was required to file their proposals in February 1996. The second group is required to file within three months of the MDPU's orders on the first group of submissions. Eastern Edison Company filed its proposal, Choice and Competition (see below) with the first group of proposals and is awaiting MDPU review.

     In January 1996, EUA unveiled its preliminary proposal for a restructured electric utility industry called Choice and Competition and began discussions with the Rhode Island and Massachusetts Collaboratives. The plan proposes, among other things: choice of power supplier by all customers as early as January 1998; open access transmission services; performance based rates for electric distribution services; all utility generation competing for power sales; and a transition charge allowing regional utilities the opportunity to recover, among other things, the costs of past commitments to nuclear and independent power. We believe the plan, which requires participation by all New England parties, satisfies the principles adopted in both Rhode Island and Massachusetts, and provides a fair and equitable transition to a competitive electric utility marketplace for all parties.

     Historically, electric rates have been designed to recover a utility's full costs of providing electric service including recovery of investment in plant assets. Also, in a regulated environment, electric utilities are subject to certain accounting rules that are not applicable to other industries. These accounting rules allow regulated companies, in appropriate circumstances, to establish regulatory assets and liabilities, which defer the current financial impact of certain costs that are expected to be recovered in future rates. EUA believes that its Core Electric operations continue to meet the criteria established in these accounting standards. Effects of legislation and/or regulatory initiatives or EUA's own initiatives such as Choice and Competition could ultimately cause EUA's Core Electric companies to no longer follow these accounting rules. In such an event, a non-cash write-off of regulatory assets and liabilities could be required at that time.

     In addition, if legislative or regulatory changes and/or competition result in electric rates which do not fully recover the company's costs, a write-down of plant assets could be required pursuant to Financial Accounting Standard No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" (FAS 121) issued in March 1995, effective for fiscal year 1996. See "Notes to Consolidated Financial Statements," Note A, for further discussion of FAS 121.

ENVIRONMENTAL MATTERS   EUA's Core Electric Business subsidiaries and other
companies owning generating units from which power is obtained are subject, like other electric utilities, to environmental and land use regulations at the federal, state and local levels. The federal Environmental Protection Agency
(EPA), and certain state and local authorities, have jurisdiction over releases of pollutants, contaminants and hazardous substances into the environment and have broad authority to set rules and regulations in connection therewith, such as the Clean Air Act Amendments of 1990, which could require installation of pollution control devices and remedial actions. In 1994, EUA instituted an environmental audit program to ensure compliance with environmental laws and regulations and to identify and reduce liability.

     Because of the nature of the EUA System's business, various by-products and substances are produced or handled which are classified as hazardous under the rules and regulations promulgated by such authorities. The EUA System generally provides for the disposal of such substances through licensed contractors, but these statutory provisions generally impose potential joint and several responsibility on the generators of the wastes for clean-up costs. Subsidiaries of EUA have been notified with respect to a number of sites where they may be responsible for such costs, including sites where they may have joint and several liability with other responsible parties. It is the policy of the EUA System companies to notify liability insurers and to initiate claims. However, EUA is unable to predict whether liability, if any, will be assumed by, or can be enforced against, the insurance carrier in these matters.

     As of December 31, 1995, the EUA System had incurred costs of approximately $4.6 million in connection with these sites. These amounts have been financed primarily by internally generated cash. The EUA System is currently amortizing substantially all of its incurred costs over a five-year period consistent with prior regulatory recovery periods and is recovering certain of those costs in rates.

     EUA estimates that additional costs of up to $3.0 million may be incurred at these sites through 1997 by its subsidiaries and the other responsible parties. Estimates beyond 1997 cannot be made since site studies, which are the basis of these estimates, have not been completed.

     In addition to the previously discussed costs, Blackstone is currently litigating responsibility for clean-up costs and related interest aggregating $5.9 million incurred by the Commonwealth of Massachusetts at a site in which Blackstone has been named as the responsible party. See Note J of "Notes to Consolidated Financial Statements" for further discussion.

     A number of scientific studies in the past several years have examined the possibility of health effects from electric and magnetic fields (EMF) that are found everywhere there is electricity. Research to date has not conclusively established a direct causal relationship between EMF exposure and human health. Additional studies, which are intended to provide a better understanding of the subject, are continuing. Management cannot predict the ultimate outcome of the EMF issue.

OTHER   Montaup is recovering through rates its share of estimated decommissioning costs for the Millstone Unit 3 and Seabrook Unit 1 nuclear generating units. Montaup's share of the currently allowed estimated total costs to decommission Millstone Unit 3 is approximately $19.2 million in 1995 dollars and Seabrook Unit 1 is approximately $12.5 million in 1995 dollars. These figures are based on studies performed for the lead owners of the units. Montaup also pays into decommissioning reserves, pursuant to contractual arrangements, at other nuclear generating facilities in which it has an equity ownership interest or life-of-unit entitlement. Such expenses are currently recovered through rates.

EUA occasionally makes forward-looking projections of expected future performance or statements of our plans and objectives. These forward-looking statements may be contained in filings with the Securities and Exchange Commission, press releases and oral statements. Actual results could differ materially from these statements. Therefore, no assurances can be given that such forward-looking statements and estimates will be achieved.

"Management's Discussion and Analysis of Financial Condition and Review of Operations" provides a summary of information regarding the Company's financial condition and results of operation and should be read in conjunction with the "Consolidated Financial Statements" and "Notes to Consolidated Financial Statements" to arrive at a more complete understanding of such matters.


Financial Table of Contents
Consolidated Statement of Income                                      22
Consolidated Statement of Cash Flows                                  23
Consolidated Balance Sheet                                            24
Consolidated Statement of Retained Earnings                           25
Consolidated Statement of Equity Capital and Preferred Stock          25
Consolidated Statement of Indebtedness                                26
Notes to Consolidated Financial Statements                            27
Report of Independent Accountants                                     36
Report of Management                                                  36
Quarterly Financial and Common Share Information                      37
Consolidated Operating and Financial Statistics                       38
Shareholder Information                                               40
Trustees and Officers                                  Inside Back Cover




CONSOLIDATED STATEMENT OF INCOME

Years Ended December 31,
                                                            1995       1994     1993
(In Thousands Except Common Shares and per Share Amounts)

OPERATING REVENUES                                       $   563,363 $   564,278 $   566,477
OPERATING EXPENSES:
   Fuel                                                       90,888      87,573      85,218
   Purchased Power-Demand                                    125,616     130,080     139,524
   Other Operation                                           163,907     160,985     156,972
   Voluntary Retirement Incentive                              4,505
   Maintenance                                                23,468      23,510      25,148
   Depreciation and Amortization                              45,492      46,455      44,722
   Taxes - Other Than Income                                  20,744      24,337      24,468
   Income Taxes                                               17,015      17,543      14,776
      Total Operating Expenses                               491,635     490,483     490,828
   Operating Income                                           71,728      73,795      75,649
   Equity in Earnings of Jointly Owned Companies              12,063      12,485      14,140
   Allowance for Other Funds Used
     During Construction                                         538         351         379
   Loss on Disposal of Cogeneration Operations               (18,086)
   Income Tax Impact of Loss on Disposal of Cogeneration
      Operations                                               7,588
   Other Income (Deductions) - Net                             2,574       6,847       3,655
      Income Before Interest Charges                          76,405      93,478      93,823
INTEREST CHARGES:
   Interest on Long-Term Debt                                 38,216      38,987      41,530
   Amortization of Debt Expense and Premium - Net              2,752       2,729       1,904
   Other Interest Expense                                      3,167       3,849       4,137
   Allowance for Borrowed Funds Used During
     Construction (Credit)                                    (2,677)     (1,788)     (1,989)
      Net Interest Charges                                    41,458      43,777      45,582
Net Income                                                    34,947      49,701      48,241
Preferred Dividends of Subsidiaries                            2,321       2,331       3,310
Consolidated Net Earnings                                $    32,626 $    47,370 $    44,931
Average Common Shares Outstanding                         20,238,961  19,671,970  18,391,147
Consolidated Earnings per Share                          $      1.61 $      2.41 $      2.44
Dividends Paid per Share                                 $     1.585 $     1.515 $      1.42

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

Years Ended December 31, (In Thousands)                     1995          1994      1993
CASH FLOW FROM OPERATING ACTIVITIES:
Net Income                                                 $    34,947 $   49,701  $   48,241
Adjustments to Reconcile Net Income
  to Net Cash Provided from Operating Activities:
   Depreciation and Amortization                                52,413     54,091      50,492
   Amortization of Nuclear Fuel                                  3,647      3,310       5,136
   Deferred Taxes                                                 (985)     8,017      11,099
   Non-cash (Gains)/Expenses on Sales of Investments in
     Energy Savings Projects                                    (1,264)       382      (4,731)
   Loss on Disposal of Cogeneration Operations                  18,086
   Investment Tax Credit, Net                                   (1,212)      (181)     (1,279)
   Allowance for Other Funds Used During Construction             (538)      (351)       (379)
   Collections and Sales of Project Notes and Leases Receivable 17,748     11,115       3,512
   Other - Net                                                   5,129    (10,360)      6,058
Changes in Operating Assets and Liabilities:
   Accounts Receivable                                           5,729      (4,509)   (9,609)
   Materials and Supplies                                       (1,280)     (2,035)      452
   Accounts Payable                                              1,543      (2,668)   (1,885)
   Taxes Accrued                                                (1,921)     (5,834)    3,382
   Other - Net                                                 (19,079)      9,641    (8,405)
     Net Cash Provided from Operating Activities               112,963     110,319   102,084
CASH FLOW FROM INVESTING ACTIVITIES:
   Construction Expenditures                                   (77,923)    (50,519)  (76,391)
   Collections on Notes and Lease Receivables of EUA Cogenex     3,125       1,635     1,210
   Proceeds from Disposal of Cogeneration Assets                11,501
   Increase in Other Investments                                (2,300)   (11,329)
   Net Cash (Used in) Investing Activities                     (65,597)   (60,213)   (75,181)
CASH FLOW FROM FINANCING ACTIVITIES:
 Issuances:
   Common Shares                                                 5,985     9,538      46,313
   Long-Term Debt                                                          7,925     245,000
   Preferred Stock                                                                    30,000
 Redemptions:
   Long-Term Debt                                              (42,725)  (13,233)   (214,809)
   Preferred Stock                                                (100)     (100)    (41,700)
 Premium on Reacquisition and
     Financing Expenses                                            (63)     (689)    (14,956)
 EUA Common Share Dividends Paid                               (32,050)  (29,795)    (26,101)
 Subsidiary Preferred Dividends Paid                            (2,324)   (2,333)     (3,316)
 Net Increase (Decrease) in Short-Term Debt                      7,862    (5,490)    (72,768)
     Net Cash (Used in) Financing Activities                   (63,415)  (34,177)    (52,337)
NET (DECREASE) INCREASE IN CASH AND
  TEMPORARY CASH INVESTMENTS:                                  (16,049)   15,929     (25,434)
Cash and Temporary Cash Investments at Beginning of Year        20,109     4,180      29,614
Cash and Temporary Cash Investments at End of Year          $    4,060 $  20,109  $    4,180
Cash Paid during the year for:
   Interest (Net of Amounts Capitalized)                    $   39,306 $  39,650  $   45,057
   Income Taxes                                             $    9,412 $  15,233  $   12,919
Conversion of Investments in Energy Savings Projects
     to Notes and Leases Receivable                         $   19,324 $  10,914  $   16,591


The accompanying notes are an integral part of the financial statements.

CONSOLIDATED BALANCE SHEET

December 31, (In Thousands)                                     1995             1994
ASSETS
Utility Plant and Other Investments:
   Utility Plant in Service                              $ 1,037,662    $   1,020,859
     Less Accumulated Provisions for Depreciation and
Amortization                                                 324,146          304,034
         Net Utility Plant in Service                        713,516          716,825
   Construction Work in Progress                               7,570            8,389
   Net Utility Plant                                         721,086          725,214
   Non-utility Property - Net                                 82,347          107,803
   Investments in Jointly Owned Companies                     70,210           70,675
   Other                                                      67,157           55,416
       Total Utility Plant and Other Investments             940,800          959,108
Current Assets:
   Cash and Temporary Cash Investments                         4,060           20,109
   Accounts Receivable:
     Customers, Net                                           61,096           63,709
     Accrued Unbilled Revenues                                11,311           10,178
     Other                                                    11,969           15,461
   Notes Receivable                                           18,663           13,906
   Materials and Supplies (at average cost):
     Fuel                                                      7,450            6,413
     Plant Materials and Operating Supplies                    9,066            8,755
   Other Current Assets                                       11,804            8,517
       Total Current Assets                                  135,419          147,048
   Other Assets                                              124,054          127,893
Total Assets                                              $1,200,273    $   1,234,049

LIABILITIES AND CAPITALIZATION
Capitalization:
   Common Equity                                          $  375,229    $     365,443
   Non-Redeemable Preferred Stock of Subsidiaries - Net        6,900            6,900
   Redeemable Preferred Stock of Subsidiaries - Net           26,255           25,390
   Long-Term Debt - Net                                      434,871          455,412
      Total Capitalization                                   843,255          853,145
Current Liabilities:
   Notes Payable - Banks                                      39,540           31,678
   Long-Term Debt Due Within One Year                         19,506           41,601
   Accounts Payable                                           35,769           33,442
   Redeemable Preferred Stock Sinking Fund Requirement            50               50
   Taxes Accrued                                               4,544            6,465
   Interest Accrued                                           10,861           10,889
   Other Current Liabilities                                  19,931           29,566
      Total Current Liabilities                              130,201          153,691
Other Liabilities                                             86,077           89,313
Accumulated Deferred Taxes                                   140,740          137,900
Commitments and Contingencies (Note J)
Total Liabilities and Capitalization                      $1,200,273    $   1,234,049

The accompanying notes are an integral part of the financial statements.



CONSOLIDATED STATEMENT OF RETAINED EARNINGS
                                                              1995        1994       1993
Years Ended December 31, (In Thousands)
Retained Earnings - Beginning of Year                     $  56,617  $   39,642  $   21,434
Consolidated Net Earnings                                    32,626      47,370      44,931
   Total                                                     89,243      87,012      66,365
Dividends Paid - EUA Common Shares                           32,050      29,795      26,101
Other                                                           965         600         622
Retained Earnings - Accumulated since June 1991 Accounting
   Reorganization                                         $  56,228  $   56,617  $   39,642


CONSOLIDATED STATEMENT OF EQUITY CAPITAL & PREFERRED STOCK
December 31, (Dollar Amounts In Thousands)
                                                                  1995        1994
EASTERN UTILITIES ASSOCIATES:
 Common Shares:
   $5 par value 36,000,000 shares authorized, 20,436,764 shares
      outstanding in 1995 and 19,936,980 shares in 1994          $ 102,184   $ 99,685
Other Paid-In Capital                                              220,730    212,990
 Common Share Expense                                               (3,913)    (3,849)
 Retained Earnings - Accumulated since June 1991 Accounting
Reorganization                                                      56,228     56,617
      Total Common Equity                                          375,229    365,443
CUMULATIVE PREFERRED STOCK OF SUBSIDIARIES:
 Non-Redeemable Preferred:
   Blackstone Valley Electric Company:
      4.25% $100 par value 35,000 shares (1)                         3,500      3,500
      5.60% $100 par value 25,000 shares (1)                         2,500      2,500
      Premium                                                          129        129
   Newport Electric Corporation:
      3.75% $100 par value 7,689 shares (1)                            769        769
      Premium                                                            2          2
        Total Non-Redeemable Preferred Stock                         6,900      6,900
 Redeemable Preferred:
   Eastern Edison Company:
      6  5/8% $100 par value 300,000 shares (2)                     30,000     30,000
      Expense, Net of Premium                                         (335)      (335)
      Preferred Stock Redemption Costs                              (3,447)    (4,408)
   Newport Electric Corporation:
      9.75% $100 par value 900 shares (1)                               90        190
      Expense                                                           (3)        (7)
      Sinking Fund Requirement Due Within One Year                     (50)       (50)
        Total Redeemable Preferred Stock                            26,255     25,390
        Total Preferred Stock of Subsidiaries                    $  33,155 $   32,290

(1)  Authorized and Outstanding.
(2)  Authorized 400,000 shares.  Outstanding 300,000 at December 31, 1995.

The accompanying notes are an integral part of the financial statements.


CONSOLIDATED STATEMENT OF INDEBTEDNESS

December 31, (In Thousands)                                         1995         1994
EUA Service Corporation:
       10.2% Secured Notes due 2008                              $   12,300    $ 14,500
EUA Cogenex Corporation:
       7.22% Unsecured Notes due 1997                                15,000      15,000
         7.0% Unsecured Notes due 2000                               50,000      50,000
         9.6% Unsecured Notes due 2001                               19,200      20,000
     10.56% Unsecured Notes due 2005                                 35,000      35,000
EUA Ocean State Corporation:
       9.59% Unsecured Notes due 2011                                33,544      36,020
Blackstone Valley Electric Company:
   First Mortgage Bonds:
         9 1/2% due 2004 (Series B)                                  13,500      15,000
      10.35% due 2010 (Series C)                                     18,000      18,000
   Variable Rate Demand Bonds due 2014(1)                             6,500       6,500
Eastern Edison Company
   First Mortgage and Collateral Trust Bonds:
         8.9% Secured Medium Term Notes due 1995                                 10,000
         4 7/8% due 1996                                              7,000       7,000
        5 7/8% due 1998                                              20,000      20,000
          5 3/4% due 1998                                            40,000      40,000
        7.78% Secured Medium Term Notes due 2002                     35,000      35,000
          6 7/8% due 2003                                            40,000      40,000
         6.35% due 2003                                               8,000       8,000
         8.0% due 2023                                               40,000      40,000
   Pollution Control Revenue Bonds:
         5 7/8% due 2008                                             40,000      40,000
   Unsecured Medium Term Notes:
      9-9 1/4% due 1995 (Series A)                                               25,000
Newport Electric Corporation:
   First Mortgage Bonds:
         9.0% due 1999                                                1,386       1,400
         9.8% due 1999                                                8,000       8,000
         8.95% due 2001                                               3,900       4,550
   Small Business Administration Loan:
         6.5% due 2005                                                  809         894
   Variable Rate Revenue Refunding Bonds due 2011(2)                  7,925       7,925
Unamortized (Discount) - Net                                           (687)       (776)
                                                                    454,377     497,013
Less Portion Due Within One Year                                     19,506      41,601
      Total Long-Term Debt - Net                                 $  434,871    $455,412

(1)  Weighted average interest rate was 3.9% for 1995 and 2.9% for 1994.
(2)  Weighted average interest rate was 3.9% for 1995 and 2.6% for 1994.

The accompanying notes are an integral part of the financial statements.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1995, 1994 and 1993

(A) Nature of Operations and Summary of Significant Accounting Policies:

General: Eastern Utilities Associates (EUA) is a diversified energy services holding company. Its subsidiaries are principally engaged in the generation, transmission, distribution and sale of electricity; energy related services such as energy management; and promoting the conservation and efficient use of energy.

Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications: Certain prior period amounts on the financial statements have been reclassified to conform with current presentation.

Basis of Consolidation: The consolidated financial statements include the accounts of EUA and all subsidiaries. All material intercompany transactions between the consolidated subsidiaries have been eliminated.

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

One of the four facilities is being decommissioned, but Montaup is required to pay, and has received FERC authorization to recover, its proportionate share of any unrecovered costs and costs incurred after the plant's retirement. Montaup's share of all unrecovered assets and the total estimated costs to decommission the unit aggregated approximately $10.1 million at December 31, 1995 and is included with Other Liabilities on the Consolidated Balance Sheet. Also, due to recoverability, a regulatory asset has been recorded for the same amount and is included with Other Assets.

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

Plant and Depreciation: Utility plant is stated at original cost. The cost of additions to utility plant includes contracted work, direct labor and material, allocable overhead, allowance for funds used during construction and indirect charges for engineering and supervision. For financial statement purposes, depreciation is computed on the straight-line method based on estimated useful lives of the various classes of property. On a consolidated basis, provisions for depreciation on utility plant were equivalent to a composite rate of approximately 3.3% in 1995 and 1994, and 3.4% in 1993 based on the average depreciable property balances at the beginning and end of each year. Non-utility property and equipment of EUA Cogenex Corporation (EUA Cogenex) is stated at original cost. For financial statement purposes, depreciation on office furniture and equipment, computer equipment and real property is computed on the straight-line method based on estimated useful lives ranging from five to forty years. Project equipment is depreciated over the term of the applicable contracts or based on the estimated useful lives, whichever is shorter, ranging from five to fifteen years.

Other Assets: The components of Other Assets at December 31, 1995 and 1994 are detailed as follows:

(In Thousands)                                      1995          1994
Regulatory Assets:
     Unamortized losses on reacquired debt      $   15,894     $  17,709
     Unrecovered plant and
         decommissioning costs                      10,100        18,400
     Deferred FAS 109 costs (Note B)                48,196        43,535
     Deferred FAS 106 costs                          4,583         4,941
     Mendon Road judgment (Note J)                   6,591         5,857
     Other regulatory assets                         5,650         9,505
     Total regulatory assets                        91,014        99,947
Other deferred charges and assets:
     Unamortized debt expenses                       5,349         6,197
     Goodwill                                        7,054         7,260
     Other                                          20,637        14,489
     Total Other Assets                          $ 124,054     $ 127,893

Regulatory Accounting: EUA's Core Electric companies are subject to certain accounting rules that are not applicable to other industries. These accounting rules allow regulated companies, in appropriate circumstances, to establish regulatory assets and liabilities which defer the current financial impact of certain costs that are expected to be recovered in future rates. EUA believes that its Core Electric operations continue to meet the criteria established in these accounting standards. Effects of legislation and/or regulatory initiatives or EUA's own initiatives such as "Choice and Competition" could ultimately cause the Core Electric companies to no longer follow these accounting rules. In such an event, a non-cash write-off of regulatory assets and liabilities could be required at that time.

Allowance for Funds Used During Construction (AFUDC) and Capitalized Interest:
AFUDC represents the estimated cost of borrowed and equity funds used to finance the EUA System's construction program. In accordance with regulatory accounting, AFUDC is capitalized as a cost of utility plant in the same manner as certain general and administrative costs. AFUDC is not an item of current cash income but is recovered over the service life of utility plant in the form of increased revenues collected as a result of higher depreciation expense.
The combined rate used in calculating AFUDC was 9.2% in 1995, 9.7% in 1994, and 9.5% in 1993. The caption "Allowance for Borrowed Funds Used During Construction" also includes interest capitalized for non-regulated entities in accordance with Financial Accounting Standards Board (FASB) Statement No. 34.

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

EUA Cogenex's revenues are recognized based on financial arrangements established by each individual contract. Under paid-from-savings contracts, revenues are recognized as energy savings are realized by customers. Revenue from the sale of energy savings projects and sales-type leases are recognized when the sales are complete. Interest on the financing portion of the contracts is recognized as earned at rates established at the outset of the financing arrangement. All construction and installation costs are recognized as contract expenses when the contract revenues are recorded. In circumstances in which material uncertainties exist as to contract profitability, cost recovery accounting is followed and revenues received under such contracts are first accounted for as recovery of costs to the extent incurred.

Federal Income Taxes: EUA and its subsidiaries generally reflect in income the estimated amount of taxes currently payable, and provide for deferred taxes on certain items subject to temporary timing differences to the extent permitted by the various regulatory agencies. EUA's rate-regulated subsidiaries defer recognition of annual investment tax credits (ITC) and amortize these credits over the productive lives of the related assets.

Cash and Temporary Cash Investments: EUA considers all highly liquid investments and temporary cash investments with a maturity of three months or less when acquired to be cash equivalents.

New Accounting Standard: In March 1995, the FASB issued Statement of Financial Accounting Standard No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" (FAS 121), effective for fiscal year 1996. FAS 121 requires all regulatory assets, assets which were established as a result of high probability of recovery in a regulated environment, to continue to meet that high probability of recovery at each balance sheet date. Based on the current regulatory framework, management does not expect that adoption of this standard will have a material effect on EUA's financial position or results of operation. However, this assumption may change in the future as changes are made in the current regulatory framework or as competitive factors influence wholesale and retail pricing in the electric utility industry.

(B) Income Taxes:

EUA adopted FASB statement No. 109, "Accounting for Income Taxes" (FAS 109) which required recognition of deferred income taxes for temporary differences that are reported in different years for financial reporting and tax purposes using the liability method. Under the liability method, deferred tax liabilities or assets are computed using the tax rates that will be in effect when temporary differences reverse. Generally, for regulated companies, the change in tax rates may not be immediately recognized in operating results because of rate-making treatment and provisions in the Tax Reform Act of 1986. At December 31, 1995 and 1994, no valuation allowance was deemed necessary for total deferred tax assets. Total deferred tax assets and liabilities for 1995 and 1994 are comprised as follows:

                    Deferred Tax                           Deferred Tax
($ in thousands)    Assets             ($ in thousands)    Liabilities
                     1995   1994                             1995    1994
Plant Related                           Plant Related
     Differences    $21,028   $19,072        Differences  $170,562  $164,130
Alternative                             Refinancing
     Minimum Tax      9,302     9,446          Costs         1,919     2,196
Litigation               41       902   Pensions             1,496     1,769
Bad Debts               125       234
Pensions              3,392     1,907
Acquisitions          4,281     4,575
Other                 7,143     5,127     Other             11,684    10,627
     Total          $45,312   $41,263        Total        $185,661  $178,722

As of December 31, 1995 and 1994, EUA has recorded on its Consolidated Balance Sheet a regulatory liability to ratepayers of approximately $27.2 million and $29.2 million, respectively. These amounts primarily represent excess deferred income taxes resulting from the reduction in the federal income tax rate and also include deferred taxes provided on investment tax credits. Also at December 31, 1995 and 1994, a regulatory asset of approximately $48.2 million and $43.5 million, respectively, has been recorded, representing the cumulative amount of federal income taxes on temporary depreciation differences which were previously flowed through to ratepayers.

EUA has $9.3 million of alternative minimum tax credits which have no expiration and can be utilized to reduce the consolidated regular tax liability. Under the terms of the December 1992 settlement agreement with EUA Power Corporation (EUA Power, now known as Great Bay Power Corporation), EUA was entitled to utilize EUA Power's tax credits to reduce the 1993 consolidated tax liability without compensation to EUA Power. Approximately $6.9 million of such credits were utilized in 1993 of which $4.9 million was charged against 1993 federal income tax expense.

In 1994, EUA Ocean State utilized $3.9 million of investment tax credits related to its investment in OSP, which were charged against 1994 federal income tax expense and reduced the consolidated regular tax liability. EUA has no remaining ITC carryforwards available.

Components of income tax expense for the year 1995, 1994, and 1993 are as follows:

($ in thousands)                       1995       1994     1993
Federal:
   Current                           $  10,335 $     5,986    $  9,203
   Deferred                              6,456       9,199       4,148
   Investment Tax Credit, Net           (1,130)        (99)     (1,197)
                                        15,661      15,086      12,154
State:
   Current                               2,579       1,154       2,289
   Deferred                             (1,225)      1,303         333
                                         1,354       2,457       2,622
Charged to Operations                   17,015      17,543      14,776
Charged to Other Income:
   Current                               4,353       9,243       1,770
   Deferred                             (6,217)     (2,486)      6,618
   Investment Tax Credit, Net              (82)     (3,972)     (5,049)
                                        (1,946)      2,785       3,339
Total                                 $ 15,069  $   20,328    $ 18,115


Total income tax expense was different from the amounts computed by applying federal income tax statutory rates to book income subject to tax for the following reasons:

($ in thousands)                                 1995      1994        1993
Federal Income Tax Computed at Statutory Rates $ 17,506 $ 24,510 $ 23,224 (Decrease) Increase in Tax From:
   Equity Component of AFUDC                       (187)     (123)     (133)
   Depreciation Differences                         118        50     1,230
   Amortization and Utilization of ITC           (1,212)   (5,115)   (6,295)
   State Taxes, Net of Federal Income Tax Benefit   (44)    2,285     2,237
   Cost of Removal                                  (36)     (404)     (583)
   Other                                         (1,076)     (875)   (1,565)
Total Income Tax Expense                       $ 15,069  $ 20,328  $ 18,115

(C) Capital Stock:

The changes in the number of common shares outstanding and related increases in Other Paid-In Capital during the years ended December 31, 1995, 1994, and 1993 were as follows:

                                   Number of Common Shares Issued
               Dividend                    Northeast     Highland      Common   Other
               Reinvestment                Energy        Energy        Shares   Paid-In
     Public    and Employee   J.L. Day Co. Management    Group         At Par   Capital
     Offering  Savings Plans  Acquisition  Acquisition   Acquisition   (000)     (000)
1995             323,526                                 176,258      $ 2,499  $  7,683
1994             427,304        12,499        464,579                   4,522    10,209
1993 1,300,000   385,825       108,985                                  8,974    40,339

The preferred stock provisions of the Retail Subsidiaries place certain restrictions upon the payment of dividends on common stock by each company. At December 31, 1995 and 1994, each company was in excess of the minimum requirements which would make these restrictions effective.

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

(D) Redeemable Preferred Stock:

Eastern Edison's 65/8% Preferred Stock issue is entitled to an annual mandatory sinking fund sufficient to redeem 15,000 shares commencing September 1, 2003. The redemption price is $100 per share plus accrued dividends. All outstanding shares of the 65/8% issue are subject to mandatory redemption on September 1, 2008, at a price of $100 per share plus accrued dividends.

In the event of liquidation, the holders of Eastern Edison's 65/8% Preferred Stock are entitled to $100 per share plus accrued dividends.

Newport's 9.75% Preferred Stock issue is entitled to a mandatory sinking fund sufficient to redeem 500 shares during each twelve-month period until the year 1999. The balance of any shares outstanding must be redeemed by the year 2000. The redemption price is $100 per share plus accrued dividends. In the event of involuntary liquidation, the holders of Newport's redeemable preferred stock are entitled to $100 per share plus accrued dividends. In the event of voluntary liquidation, or if redeemed at the option of Newport, the holders of the 9.75% issue are entitled to $102.44 per share plus accrued dividends prior to October 1, 1998; thereafter no premium is payable upon such redemption.

The aggregate amount of redeemable preferred stock sinking fund requirements for each of the five years following 1995 are $50,000 for 1996, $40,000 for 1997 and zero for 1998, 1999 and 2000.

(E) Long-Term Debt:

The various mortgage bond issues of Blackstone, Eastern Edison, and Newport are collateralized by substantially all of their utility plant. In addition, Eastern Edison's bonds are collateralized by securities of Montaup, which are wholly-owned by Eastern Edison, in the principal amount of approximately $236 million.

Blackstone's Variable Rate Demand Bonds are collateralized by an irrevocable letter of credit which expires on January 21, 1997. The letter of credit permits an extension of one year upon mutual agreement of the bank and Blackstone.

Newport's Variable Rate Electric Energy Facilities Revenue Refunding Bonds are collateralized by an irrevocable Letter of Credit which expires on January 6, 1997, and permits an extension of one year upon mutual agreement of the Bank and Newport. EUA Service Corporation's (EUA Service) 10.2% Secured Notes due 2008 are collateralized by certain real estate and property of the company.

In December, Eastern Edison used available cash to redeem $25 million of 9-91/4% Unsecured Medium Term Notes at maturity, and $10 million of 8.90% First Mortgage and Collateral Trust Bonds at maturity.

The EUA System's aggregate amount of current cash sinking fund requirements and maturities of long-term debt, (excluding amounts that may be satisfied by available property additions) for each of the five years following 1995 are:
$19.5 million in 1996, $27.5 million in 1997, $72.5 million in 1998, $21.9 million in 1999, and $62.5 million in 2000.

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

Preferred Stock and Long-Term Debt of Subsidiaries: The fair value of the System's redeemable preferred stock and long-term debt were based on quoted market prices for such securities at December 31, 1995.

The estimated fair values of the System's financial instruments at December 31, 1995, are as follows:

                                         Carrying  Fair
($ in thousands)                         Amount    Value

Cash and Temporary Cash Investments     $ 4,060   $ 4,060
Long-Term Notes Receivable               38,635    38,635
Net Investment in Sales-Type Leases       9,565     9,565
Redeemable Preferred Stock               30,090    31,890
Long-Term Debt                          455,064   479,242

(G) Lines Of Credit:

EUA System companies maintain short-term lines of credit with various banks aggregating approximately $150 million. At December 31, 1995, unused short-term lines of credit were approximately $111 million. In accordance with informal agreements with the various banks, commitment fees are required to maintain certain lines of credit. During 1995, the weighted average interest rate for short-term borrowings was 6.2%.

(H) Jointly Owned Facilities:

At December 31, 1995, in addition to the stock ownership interests discussed in Note A, Nature of Operations and Summary of Significant Accounting Policies - Jointly Owned Companies, Montaup and Newport had direct ownership interests in the following electric generating facilities:

                                          Accumulated
                                          Provision For  Net       Construc-
                               Utility    Depreciation   Utility   tion
                      Percent  Plant in       and        Plant in  Work in
($ in thousands)      Owned    Service    Amortization   Service   Progress
Montaup:
  Canal Unit 2       50.00%    $ 71,715      $42,657     $ 29,058   $2,085
  Wyman Unit 4        1.96%       4,050        2,020        2,030
  Seabrook Unit 1     2.90%     194,735       23,993      170,742      454
  Millstone Unit 3    4.01%     178,231       40,482      137,749       42
Newport:
  Wyman Unit 4        0.67%       1,314          684          630

The foregoing amounts represent Montaup's and Newport's interest in each facility, including nuclear fuel where appropriate, and are included on the like-captioned lines on the Consolidated Balance Sheet. At December 31, 1995, Montaup's total net investment in nuclear fuel of the Seabrook and Millstone Units amounted to $3.0 million and $2.2 million, respectively.

Montaup's and Newport's shares of related operating and maintenance expenses with respect to units reflected in the table above are included in the corresponding operating expenses.

(I) Financial Information By Business Segments:

The Core Electric Business includes results of the electric utility operations of Blackstone, Eastern Edison, Newport and Montaup.

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

                               Pre-Tax            Depreciation  Cash          Equity in
                    Operating  Operating  Income      and       Construction  Subsidiary
($ in thousands)    Revenues   Income     Taxes   Amortization  Expenditures  Earnings

Year Ended
  December 31, 1995
    Core Electric   $ 483,864  $ 86,505 $  20,312   $ 34,218      $ 31,466     $  1,646
    Energy Related     79,499     3,377    (3,318)    11,265        44,684       10,417
    Corporate          (1,139)       21         9      1,773
        Total       $ 563,363  $ 88,743 $  17,015   $ 45,492      $ 77,923     $ 12,063

Year Ended
  December 31, 1994
    Core Electric   $ 489,798  $ 83,966  $  18,879   $ 33,409      $ 32,978    $  1,700
    Energy Related     74,480     9,905    (1,149)     12,491        17,231      10,785
    Corporate          (2,533)     (187)      555         310
        Total       $ 564,278  $ 91,338  $ 17,543    $ 46,455      $ 50,519    $ 12,485

Year Ended
  December 31, 1993
    Core Electric   $ 499,565  $ 84,654  $ 18,443    $ 34,035      $ 32,407    $  1,750
    Energy Related     66,912     6,690    (3,766)     10,031        43,604      12,390
    Corporate            (919)       99       656         380
        Total       $ 566,477  $ 90,425  $ 14,776    $ 44,722      $ 76,391    $ 14,140


                                                      December 31,
($ in thousands)                                     1995      1994
Total Plant and Other Investments
    Core Electric                             $   716,828    $   721,840
    Energy Related                                203,670        217,584
    Corporate                                      20,302         19,684
        Total Plant and Other Investments         940,800        959,108
Other Assets
    Core Electric                                 188,087        204,982
    Energy Related                                 57,083         55,554
    Corporate                                      14,303         14,405
        Total Other Assets                        259,473        274,941
Total Assets                                   $1,200,273     $1,234,049


(J) Commitments And Contingencies:

Nuclear Fuel Disposal and Nuclear Plant Decommissioning Costs:
The owners (or lead participants) of the nuclear units in which Montaup has an interest have made, or expect to make, various arrangements for the acquisition of uranium concentrate, the conversion, enrichment, fabrication and utilization of nuclear fuel and the disposition of that fuel after use. The owners (or lead participants) of United States nuclear units have entered into contracts with the Department of Energy (DOE) for disposal of spent nuclear fuel in accordance with the Nuclear Waste Policy Act of 1982 (NWPA). The NWPA requires (subject to various contingencies) that the federal government design, license, construct and operate a permanent repository for high level radioactive wastes and spent nuclear fuel and establish a prescribed fee for the disposal of such wastes and nuclear fuel. The NWPA specifies that the DOE provide for the disposal of such waste and spent nuclear fuel starting in 1998. Objections on environmental and other grounds have been asserted against proposals for storage as well as disposal of spent nuclear fuel. The DOE now estimates that a permanent disposal site for spent fuel will not be ready to accept fuel for storage or disposal until as late as the year 2010. Montaup owns a 4.01% interest in Millstone Unit 3 and a 2.9% interest in Seabrook Unit 1.
Northeast Utilities, the operator of the units, indicates that Millstone Unit 3 has sufficient on-site storage facilities which, with rack additions, can accommodate its spent fuel for the projected life of the unit. At the Seabrook Project, there is on-site storage capacity which, with rack additions, will be sufficient to at least the year 2011.

The Energy Policy Act requires that a fund be created for the decommissioning and decontamination of the DOE uranium enrichment facilities. The fund will be financed in part by special assessments on nuclear power plants in which Montaup has an interest. These assessments are calculated based on the utilities' prior use of the government facilities and have been levied by the DOE, starting in September 1993, and will continue over 15 years. This cost is passed on to the joint owners or power buyers as an additional fuel charge on a monthly basis and is currently being recovered by Montaup through rates.

Also, Montaup is recovering through rates its share of estimated decommissioning costs for Millstone Unit 3 and Seabrook Unit 1. Montaup's share of the current estimate of total costs to decommission Millstone Unit 3 is $19.2 million in 1995 dollars, and Seabrook Unit 1 is $12.5 million in 1995 dollars. These figures are based on studies performed for the lead owners of the plants. Montaup also pays into decommissioning reserves pursuant to contractual arrangements with other nuclear generating facilities in which it has an equity ownership interest or life of the unit entitlement. Such expenses are currently recoverable through rates.

Pensions: EUA maintains a non-contributory defined benefit pension plan covering substantially all employees of the EUA System (Retirement Plan). Retirement Plan benefits are based on years of service and average compensation over the four years prior to retirement. It is the EUA System's policy to fund the Retirement Plan on a current basis in amounts determined to meet the funding standards established by the Employee Retirement Income Security Act of 1974.

Net pension expense for the Retirement Plan, including amounts related to the 1995 voluntary retirement incentive offer, for 1995, 1994 and 1993 included the following components:

($ in thousands)                   1995       1994        1993
Service cost-benefits earned
  during the period            $      2,776   $    3,281   $   2,567
Interest cost on projected
  benefit obligations                 9,391        8,848       8,761
Actual loss (return) on assets      (36,220)       1,523     (18,005)
Net amortization and deferrals       24,392      (12,494)      6,795
Net periodic pension expense            339        1,158         118
Voluntary Retirement Incentive        1,653
Total periodic pension expense $      1,992  $     1,158    $    118

Assumptions used to determine pension costs:

Discount Rate                          8.25%        7.25%       8.75%
Compensation
  Increase Rate                        4.75%        4.75%       6.00%
Long-Term
  Return on Assets                     9.50%        9.50%      10.00%

The following table sets forth the actuarial present value of benefit obligations and funded status at December 31, 1995, 1994 and 1993:

($ in thousands)                       1995          1994       1993
Accumulated benefit obligations
Vested                            $ (117,060)    $  (96,045)  $(101,279)
Non-vested                              (271)          (315)       (358)
Total                             $ (117,331)    $  (96,360)  $(101,637)
Projected benefit obligations     $ (135,415)    $ (112,483)  $(121,082)
Plan assets at fair value,
  primarily stocks and bonds         152,308        122,816     130,040
Less: Unrecognized net gain
  on assets                          (21,769)       (13,643)    (11,689)
Unamortized net
  assets at January 1                  4,939          5,365       5,944
Net pension assets                $       63     $    2,055   $   3,213

The discount rate and compensation increase rate used to determine post-retirement benefit costs were changed effective January 1, 1996 to 7.25% and 4.25% respectively, and were used to calculate the plan's funded status at December 31, 1995.

The one-time voluntary retirement incentive also resulted in $1.6 million of non-qualified pension benefits which were expensed in 1995. At December 31, 1995, approximately $1.5 million was included in other liabilities for these unfunded benefits.

EUA also maintains non-qualified supplemental retirement plans for certain officers of the EUA System (Supplemental Plans). Benefits provided under the Supplemental Plans are based primarily on compensation at retirement date. EUA maintains life insurance on certain participants of the Supplemental Plans to fund in whole, or in part, its future liabilities under the Supplemental Plans. As of December 31, 1995, approximately $3.4 million was included in accrued expenses and other liabilities for these plans. For the years ended December 31, 1995, 1994 and 1993 expenses related to the Supplemental Plans were $1.5 million, $516,000 and $2.3 million respectively.

Post-Retirement Benefits: Retired employees are entitled to participate in health care and life insurance benefit plans. Health care benefits are subject to deductibles and other limitations. Health care and life insurance benefits are partially funded by EUA System companies for all qualified employees.

The EUA System adopted Statement of Financial Accounting Standard No. 106, "Accounting for Post-Retirement Benefits Other Than Pensions," (FAS 106) as of January 1, 1993. This standard establishes accounting and reporting standards for such post-retirement benefits as health care and life insurance. Under FAS 106 the present value of future benefits is recorded as a periodic expense over employee service periods through the date they become fully eligible for benefits. With respect to periods prior to adopting FAS 106, EUA elected to recognize accrued costs (the Transition Obligation) over a period of 20 years, as permitted by FAS 106. The resultant annual expense, including amortization of the Transition Obligation and net of capitalized and deferred amounts, was approximately $6.3 million in 1995, $5.8 million in 1994 and $5.3 million in 1993.

The total cost of post-retirement benefits other than pensions for 1995, 1994 and 1993 includes the following components:

($ in thousands)                              1995      1994      1993
Service cost                              $    996  $   1,537 $   1,337
Interest cost                                4,822      5,381     5,983
Actual return on plan assets                  (671)      (126)      (68)
Amortization of transition obligation        3,312      3,429     3,429
Other amortizations & deferrals - net         (970)       (85)      (60)
Net periodic post-retirement benefit cost    7,489     10,136    10,621
Voluntary Retirement Incentive                 832
Total periodic post-retirement
  benefit costs                            $ 8,321   $ 10,136  $ 10,621

Assumptions used to determine post-retirement benefit costs
    Discount rate                             8.25%     7.25%     8.75%
    Health care cost trend rate
                          - near-term        11.00%    13.00%    13.00%
                          - long-term         5.00%     5.00%     6.25%
    Salary increase rate                      4.75%     4.75%     6.00%
    Rate of return on plan assets
                          - union             8.50%     8.50%     8.50%
                          - non-union         5.50%     5.50%     5.50%

Reconciliation of funded status:
($ in thousands)                               1995     1994      1993

Accumulated post-retirement benefit
  obligation (APBO):
    Retirees                               $(40,817) $(35,386) $(38,008)
    Active employees fully eligible
      for benefits                           (9,760)   (9,778)  (15,324)
    Other active employees                  (20,115)  (23,306) $(25,357)
Total                                      $(70,692) $(68,470) $(78,689)

Fair value of assets, primarily notes
  and bonds                                  12,614     7,722     3,522
Unrecognized transition obligation           56,314    61,718    65,147
Unrecognized net loss (gain)                 (7,575)   (9,098)    5,368
(Accrued)/prepaid post-retirement
  benefit cost                            $  (9,339) $ (8,128) $ (4,652)

The discount rate and compensation increase rate used to determine post-retirement benefit costs were changed effective January 1, 1996 to 7.25% and 4.25%, respectively, and were used to calculate the funded status of post-retirement benefits at December 31, 1995.

Increasing the assumed health care cost trend rate by 1% each year would increase the total post-retirement benefit cost for 1995 by $0.8 million and increase the total accumulated post-retirement benefit obligation by $8.1 million.

The EUA System has also established separate irrevocable external Voluntary Employees' Beneficiary Association Trust Funds for union and non-union retirees. Contributions to the funds commenced in March 1993 and totaled approximately $7.1 million during 1995, $6.7 million in 1994 and $6.0 million in 1993. Long-Term Purchased Power Contracts: The EUA System is committed under long-term purchased power contracts, expiring on various dates through September 2021, to pay demand charges whether or not energy is received. Under terms in effect at December 31, 1995, the aggregate annual minimum commitments for such contracts are approximately $129 million in 1996 and 1997, $128 million in 1998, $127 million in 1999, $123 million in 2000 and will aggregate $1.4 billion for the ensuing years. In addition, the EUA System is required to pay additional amounts depending on the actual amount of energy received under such contracts. The demand costs associated with these contracts are reflected as Purchased Power-Demand on the Consolidated Statement of Income. Such costs are currently recoverable through rates.

Environmental Matters: The Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, and certain similar state statutes authorize various governmental authorities to seek court orders compelling responsible parties to take cleanup action at disposal sites which have been determined by such governmental authorities to present an imminent and substantial danger to the public and to the environment because of an actual or threatened release of hazardous substances. Because of the nature of the EUA System's business, various by-products and substances are produced or handled which are classified as hazardous under the rules and regulations promulgated by the United States Environmental Protection Agency (EPA) as well as state and local authorities. The EUA System generally provides for the disposal of such substances through licensed contractors, but these statutory provisions generally impose potential joint and several responsibility on the generators of the wastes for cleanup costs. Subsidiaries of EUA have been notified with respect to a number of sites where they may be responsible for such costs, including sites where they may have joint and several liability with other responsible parties. It is the policy of the EUA System companies to notify liability insurers and to initiate claims. EUA is unable to predict whether liability, if any, will be assumed by, or can be enforced against, the insurance carrier in these matters.

On December 13, 1994, the United States District Court for the District of Massachusetts (District Court) issued a judgment against Blackstone, finding Blackstone liable to the Commonwealth of Massachusetts (Commonwealth) for the full amount of response costs incurred by the Commonwealth in the cleanup of a by-product of manufactured gas at a site at Mendon Road in Attleboro, Massachusetts. The judgment also found Blackstone liable for interest and litigation expenses calculated to the date of judgment. The total liability is approximately $5.9 million, including approximately $3.6 million in interest which has accumulated since 1985. Due to the uncertainty of the ultimate outcome of this proceeding and anticipated recoverability, Blackstone recorded the $5.9 million District Court judgment as a deferred debit. This amount is included with Other Assets at December 31, 1995 and 1994.

Blackstone filed a Notice of Appeal of the District Court's judgment and filed its brief with the United States Court of Appeals for the First Circuit (First Circuit) on February 24, 1995. On October 6, 1995 the First Circuit vacated the District Court's judgment and ordered the District Court to refer the matter to the EPA to determine whether the chemical substance, ferric ferrocyanide (FFC), contained within the by-product is a hazardous substance.

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

On January 28, 1994, Blackstone filed a complaint in the District Court, seeking, among other relief, contribution and reimbursement from Stone & Webster Inc., of New York City and several of its affiliated companies (Stone & Webster), and Valley Gas Company of Cumberland, Rhode Island (Valley) for any damages incurred by Blackstone regarding the Mendon Road site. On November 7, 1994, the court denied motions to dismiss the complaint which were filed by Stone & Webster and Valley. This proceeding was stayed in December 1995 pending final EPA determination as to whether FFC is hazardous.

In addition, Blackstone has notified certain liability insurers and has filed claims with respect to the Mendon Road site, as well as other sites.
Blackstone reached settlement with one carrier for reimbursement of legal costs related to the Mendon Road case. In January 1996, Blackstone received $1.2 million in connection with this settlement.

As of December 31, 1995, the EUA System had incurred costs of approximately $4.6 million (excluding the $5.9 million Mendon Road judgment) in connection with these sites, substantially all of which relate to Blackstone. These amounts have been financed primarily by internally generated cash. Blackstone is currently amortizing all of its incurred costs over a five-year period consistent with prior regulatory recovery periods and is recovering certain of those costs in rates.

EUA estimates that additional costs of up to $3.0 million (excluding the $5.9 million Mendon Road judgment) may be incurred at these sites through 1997 by its subsidiaries and the other responsible parties. Of this amount, approximately $2.5 million relates to sites at which Blackstone is a potentially responsible party. Estimates beyond 1997 cannot be made since site studies, which are the basis of these estimates, have not been completed.

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

The Clean Air Act created new regulatory programs and generally updated and strengthened air pollution control laws. These amendments will expand the regulatory role of the EPA regarding emissions from electric generating facilities and a host of other sources. EUA System generating facilities were first affected in 1995, when EPA regulations took effect for facilities owned by the EUA System. Montaup's coal-fired Somerset Unit #6 is utilizing lower sulfur content coal to meet the 1995 air standards. EUA does not anticipate the impact from the Amendments to be material to the financial position of the EUA System.

In April 1992, the Northeast States for Coordinated Air Use Management (NESCAUM), an environmental advisory group for eight northeast states including Massachusetts and Rhode Island, issued recommendations for nitrogen oxide (NOx) controls for existing utility boilers required to meet the ozone non-attainment requirements of the Clean Air Act. The NESCAUM recommendations are more restrictive than the Clean Air Act requirements. The Massachusetts Department of Environmental Management has amended its regulations to require that Reasonably Available Control Technology (RACT) be implemented at all stationary sources potentially emitting 50 tons or more per year of NOx. Similar regulations have been issued in Rhode Island. Montaup has initiated compliance, through, among other things, selective noncatalytic reduction processes.

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

Some states have enacted regulations to limit the strength of magnetic fields at the edge of transmission line rights-of-way. Rhode Island has enacted a statute which authorizes and directs the Energy Facility Siting Board to establish rules and regulations governing construction of high voltage transmission lines of 69 KV or more. There is a bill pending in the Massachusetts Legislature that would authorize the Massachusetts Department of Public Utilities to examine the potential health effects of EMF. Management cannot predict the ultimate outcome of the EMF issue.

Guarantee of Financial Obligations: EUA has guaranteed or entered into equity maintenance agreements in connection with certain obligations of its subsidiaries. EUA has guaranteed the repayment of EUA Cogenex's $35 million, 10.56% unsecured long-term notes due 2005 and EUA Ocean State's $33.5 million, 9.59% unsecured long-term notes due 2011. In addition, EUA has entered into equity maintenance agreements in connection with the issuance of EUA Service's 10.2% Secured Notes and EUA Cogenex's 7.22% and 9.6% Unsecured Notes.

Under the December 1992 settlement agreement with EUA Power, EUA reaffirmed its guarantee of up to $10 million of EUA Power's share of the decommissioning costs of Seabrook Unit 1 and any costs of cancellation of Unit 1 or Unit 2. EUA guaranteed this obligation in 1990 in order to secure the release to EUA Power of a $10 million fund established by EUA Power at the time EUA Power acquired its Seabrook interest. EUA has not provided a reserve for this guarantee because management believes it unlikely that EUA will ever be required to honor the guarantee.

Montaup is a 3.27% equity participant in two companies which own and operate transmission facilities interconnecting New England and the Hydro Quebec system in Canada. Montaup has guaranteed approximately $5.2 million of the outstanding debt of these two companies. In addition, Montaup and Newport have minimum rental commitments which total approximately $13.5 million and $1.7 million, respectively under a noncancelable transmission facilities support agreement for years subsequent to 1995.

Other: In December 1992, Montaup commenced a declaratory judgment action in which it sought to have the Massachusetts Superior Court determine its rights under the Power Purchase Agreement between it and Aquidneck Power Limited Partnership. In April 1995 Montaup filed a motion for summary judgement and in June 1995 the court granted Montaup's motion. In July, Aquidneck filed for appeal of the court's decision.

Montaup, EUA and EUA Service intend to vigorously contest the appeal and continue to believe that Aquidneck's claims have no basis in law.

EUA Cogenex, through its EUA WestCoast (WestCoast) L.P., had under development a cogeneration facility of approximately 1.5 MW. The cogeneration facility experienced numerous start-up delays and cost overruns. The host of the facility has taken the position that the energy services agreement between WestCoast and itself is terminated due to, among other things, failure to complete the project. WestCoast disagrees with the host's right to terminate, but has decided not to contest the host's purported termination.

In June 1993, WestCoast filed a lawsuit against the contractors responsible for the design and construction of the facility, as well as the surety which issued a performance bond guaranteeing construction. Certain defendants in that action have filed cross-complaints against WestCoast and EUA Cogenex, seeking, among other things, approximately $300,000 for payments withheld by WestCoast due to the contractor's deficient performance, contribution and indemnity. A contractor has also filed a cross-complaint against the host. Additionally, the host has filed a cross-complaint against Cogenex and the other parties in the litigation, seeking approximately $7 million in damages arising principally from lost economic advantage. EUA WestCoast filed its own cross complaint against the host, affirmatively seeking damages. EUA WestCoast has secured defense from insurance carriers for the claims made by the host.

EUA Cogenex intends to vigorously prosecute its claims against the contractors, surety and host, and defend itself against any cross-complaints. EUA Cogenex cannot predict the ultimate resolution of this matter. As a result of EUA Cogenex's decision to discontinue cogeneration operations effective as of July 1, 1995, EUA Cogenex has recorded a reserve for its total investment in this project which is included in the one-time after-tax charge to earnings of approximately $10.5 million.


REPORT OF INDEPENDENT ACCOUNTANTS

To the Trustees and Shareholders of Eastern Utilities Associates

We have audited the accompanying consolidated balance sheets and consolidated statements of equity capital and preferred stock and indebtedness of Eastern Utilities Associates and subsidiaries (the Company) as of December 31, 1995 and 1994, and the related consolidated statements of income, retained earnings and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 1995 and 1994, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.



Coopers & Lybrand L.L.P.
Boston, Massachusetts
March 5, 1996


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



QUARTERLY FINANCIAL AND COMMON SHARE INFORMATION  (UNAUDITED)
(Thousands of Dollars, Except Per Share and Share Price Amounts)
                                                               Earnings
                                                               per      Dividends Common Share
                                                  Consolidated Average  Paid Per  Market Price
                       Operating Operating Net         Net     Common   Common
                       Revenues  Income    Income   Earnings    Share   Share     High   Low
FOR THE QUARTERS
ENDED 1995:
   December 31       $  135,327  $   17,274  $   10,989 $ 10,411 $ 0.51  $ 0.40   25      22 1/2
   September 30         143,950      20,687       3,666    3,084   0.15    0.40   24 1/8  21 1/2
   June 30              146,119      14,956       8,405    7,825   0.38    0.40   24 7/8  21 5/8
   March 31             137,967      18,811      11,887   11,306   0.57   0.385   24 1/8  21 3/4

FOR THE QUARTERS
ENDED 1994:
   December 31       $  132,953  $   15,408  $    8,858  $ 8,277  $ 0.42 $ 0.385  23 1/8  21 3/8
   September 30         143,859      18,482      13,900   13,316    0.67   0.385  25 1/8  22
   June 30              137,269      18,304      10,770   10,187    0.52   0.385  25 5/8  22
   March 31             150,197      21,601      16,173   15,590    0.80    0.36  27 3/8  24 5/8


Consolidated Operating and Financial Statistics (1)
Years Ended December 31,              1995    1994    1993     1992     1991      1990    1985
ENERGY GENERATED
AND PURCHASED (millions of KWH):
  Generated
   - by Somerset Station             679       658       319       936      957       985    1,316
   - by Nuclear Units                752     1,008     1,033     1,050    1,109     1,635    1,065
   - by Jointly-Owned Units        1,410     1,615     1,809     2,105    2,053     1,793    1,595
   - by Life of the Unit Contracts   236       648       602       793      863       753      697
   - by Newport                                           1          1        1         7
  Interchange with NEPOOL            573       295       360       157      191       298     (387)
  Purchased Power - Unit Power     1,463     1,526     1,396     1,489    1,006       380      223
    Total Generated and Purchased  5,113     5,750     5,520     6,531    6,180     5,851    4,509
OPERATING REVENUES
($ in thousands):
  Residential                   $193,233 $ 190,662 $ 189,470 $ 176,538 $178,812 $ 156,883 $110,682
   Commercial                    169,841   169,241   179,145   170,034  171,732   149,514   98,826
   Industrial                     83,061    81,500    81,445    76,946   78,273    69,885   66,707
   Other Electric Utilities        5,447     4,900     5,098     5,103    4,828     4,317   15,779
   Other                          17,482    17,282    21,790    21,314   17,984    22,748    8,990
   Total Primary Sales Revenues  469,064   463,585   476,948   449,935  451,629   403,347  330,984
   Unit Contracts                 14,800    26,213    22,617    47,875   41,225    43,670   32,526
   Non-Electric                   79,499    74,480    66,912    44,154   29,729    18,668
   Total Operating Revenues     $563,363 $ 564,278 $ 566,477 $ 541,964 $522,583 $ 465,685 $ 333,510
ENERGY SALES (millions of KWH):
   Residential                     1,697     1,678     1,624     1,575    1,579     1,531     1,212
   Commercial                      1,674     1,671     1,704     1,704    1,689     1,623     1,169
   Industrial                        867       850       816       785      777       834       833
   Other Electric Utilities           75        74        61        68       66       130       382
   Other                             128       137       147       147      154       121        29
     Total Primary Sales           4,441     4,410     4,352     4,279    4,265     4,239     3,625
   Losses and Company Use            227       233       247       241      280       249       197
     Total System Requirements     4,668     4,643     4,599     4,520    4,545     4,488     3,822
   Unit Contracts                    445     1,107       921     2,011    1,635     1,363       687
     Total Energy Sales            5,113     5,750     5,520     6,531    6,180     5,851     4,509
NUMBER OF CUSTOMERS:
   Residential                   268,203   263,054   259,654   257,026  255,620   254,928   214,454
   Commercial                     27,401    29,004    30,805    32,851   32,745    32,836    23,161
   Industrial                      1,685     1,603     1,294     1,197    1,172     1,175     1,238
   Other Electric Utilities            8        12        12        15       15        12        15
   Other                              34        34        34        34       34        34        30
     Total Customers             297,331   293,707   291,799   291,123  289,586   288,985   238,898
Average Annual Revenue
   per Residential Customer ($)      720       725       730       687      699       636       516
Average Annual Use per Residential
   Customer (KWH)                  6,327     6,379     6,254     6,128    6,177     6,221     5,652
AVERAGE REVENUE
PER KWH (cents):
   Residential                     11.39     11.36     11.67     11.21    11.32     10.25      9.13
   Commercial                      10.15     10.13     10.51      9.98    10.17      9.21      8.45
   Industrial                       9.58      9.59      9.98      9.80    10.07      8.38      8.01


(1) Includes financial and operating statistics for Newport Electric Corporation from April 1, 1990 and EUA Power Corporation through December 31, 1990 at which time EUA Power Corporation was deconsolidated for financial reporting purposes.


CONSOLIDATED OPERATING AND FINANCIAL STATISTICS<F1>

Years Ended December 31,            1995      1994     1993       1992      1991        1990     1985
CAPITALIZATION ($ in thousands):
   Bonds - Net                $ 279,374 $  288,449  $ 300,389  $ 306,898  $ 346,146 $  363,566 $ 263,500
   Other Long-Term Debt - Net   155,497    166,963    196,427    156,060    142,306     80,029    21,991
   Total Long-Term Debt - Net   434,871    455,412    496,816    462,958    488,452    443,595   285,491
   Preferred Stock - Net         33,155     32,290     31,953     44,346     45,830     50,380    46,536
   Common Equity                375,229    365,443    333,165    266,855    248,598    237,393   208,211
     Total Capitalization     $ 843,255 $  853,145  $ 861,934  $ 774,159  $ 782,880 $  731,368 $ 540,238
CAPITALIZATION RATIOS (%)
   Long-Term Debt                    52         53         57         60         62         61        53
   Preferred Stock                    4          4          4          6          6          7         9
   Common Equity                     44         43         39         34         32         32        38
COMMON SHARE DATA:
   Earnings (Loss) per Average
     Common Share ($)              1.61       2.41       2.44       2.00       1.58      (8.18)<F2>  2.67
   Dividends per Share ($)        1.585      1.515       1.42       1.36       1.45      2.575       2.03
   Payout (%)                      98.4       62.9       58.2       68.0       91.8      (31.5)      76.0
   Average Common
    Shares Outstanding       20,238,961 19,671,970 18,391,147 17,039,224 16,608,090 15,917,255 11,156,941
   Total Common Shares
     Outstanding             20,436,764 19,936,980 19,032,598 17,237,788 16,831,062 16,352,708 11,376,471
   Book Value per Share ($)       18.36      18.33      17.50      15.48      14.77      14.52      18.30
   Percent Earned On Average
     Common Equity                  8.8       13.6       15.0       13.2       10.8      (42.5)      14.9
   Market Price ($):
     High                            25         27 3/8     29 7/8     25 1/4     25         41 1/2     26 7/8
     Low                             21 1/2     21 3/8     23 7/8     20 3/8     15 3/4     20 3/4     16 3/8
     Year End                        23 5/8     22         28         24 3/4     20 5/8     23 7/8     25 7/8
Miscellaneous ($ in thousands):
 Total Construction
    Expenditures ($)             78,461     50,870    76,770      71,914     60,174    133,629     78,192
   Cash Construction
    Expenditures ($)             77,923     50,519    76,391      71,365     57,570     59,929     54,406
   Internally Generated
    Funds ($)                    90,883     79,274    79,691      48,933     63,681     35,024<F3> 27,501
   Internally Generated Funds as
    a % of Cash Construction (%)  116.6      156.9     104.3        68.6      110.6       58.4<F3>   50.5
   Installed Capability - MW      1,191      1,212     1,256<F4>   1,325      1,349      1,359        987
   Less: Unit Contract Sales - MW    35         85        85          85        216         86        110
   System Capability - MW         1,156      1,127     1,171       1,240      1,133      1,273        877
   System Peak Demand - MW          931        921       854         849        879        850        738
   Reserve Margin (%)              24.2       22.4      37.1        46.1       28.9       49.8       18.9
   System Load Factor (%)          57.2       57.5      61.5        57.5       59.0       60.3       59.1
   Sources of Energy (%):
     Nuclear                       28.2       33.8      34.0        34.1       31.3       37.8       26.2
     Coal                          14.7       11.7       5.4        18.6       21.0       22.6       34.1
     Oil                           25.5       20.0      28.3        12.7       26.9       37.9       39.7
     Gas                           26.5       28.4      26.0        29.3       17.2        1.7
     Other                          5.1        6.1       6.3         5.3        3.6
   Cost of Fuel (Mills per KWH):
     Nuclear                        6.3        6.1       7.5         7.7        8.7        8.3        7.0
     Coal                          20.3       20.9      24.1        21.2       21.4       21.2       23.7
     Oil                           30.2       27.1      25.5        26.0       18.9       26.3       41.2
     Gas                           14.3       14.1      15.1        13.0       16.2       30.6
     All Fuels Combined            16.7       14.5      15.5        14.8       15.7       18.4       26.3

<F1> Includes financial and operating statistics for Newport Electric Corporation from April 1, 1990 and EUA Power Corporation through December 31, 1990 at which time EUA Power Corporation was deconsolidated for financial reporting purposes.
<F2>  After additional charges to 1990 earnings.
<F3> Excludes EUA Power Corporation's cash interest payments.
<F4> Excludes the 69 MW Somerset Station Unit #5 which was placed in deactivated reserve on January
    25, 1994.

SHAREHOLDER INFORMATION

Shares of Eastern Utilities Associates are listed on the New York and Pacific Stock Exchanges, under the ticker symbol EUA. As of February 1, 1996, there were 12,161 common shareholders of record.

Form 10-K
A copy of EUA's 1995 Annual Report on Form 10-K filed with the Securities and Exchange Commission is available to shareholders without charge by writing to us.

Annual Meeting
The 1996 Annual Meeting of Shareholders will be held on Monday, May 20, 1996, at 9:30 a.m., in the
Enterprise Room, 5th Floor
State Street Bank and Trust Company
225 Franklin Street
Boston, Massachusetts

Registrar, Transfer Agent and Dividend Disbursing Agent for Common and Preferred Shares
Investor Relations
Mail Stop 450264
Boston EquiServe, L.P.
Post Office Box 644
Boston, MA 02102-0644
1-800-736-3001 (Toll-Free)

Lost or Stolen Stock Certificates
If your stock certificate is lost, destroyed or stolen, you should notify the transfer agent immediately so a "stop transfer" order can be placed on the missing certificate. The transfer agent then will send you the required documents to obtain a replacement certificate.

Dividends
Schedule of anticipated record and payment dates for 1996 dividends on EUA Common Shares:
Record         Payment
February 1     February 15
May 1          May 15
August 1       August 15
November 1     November 15

Direct Deposit Plan
EUA Shareholders have the option of having their EUA Dividends deposited directly into their bank accounts. If you wish to participate, contact EUA investor relations at 1-800-736-3001 (Toll-Free).

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

Participants also may make cash payments to purchase additional shares. You may obtain complete details by writing to Clifford J. Hebert Jr., Treasurer/Secretary at the address shown below under "Financial Community Inquiries."

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

   EUA is required by law to create a separate account for each name when stock is held in similar but different names (e.g., John A. Smith, J. A. Smith, John
A. and Mary K. Smith, etc.). Please contact the Company for instructions if you wish to consolidate multiple accounts.

Financial Community Inquiries
Institutional investors and securities analysts should direct inquiries to:
Clifford J. Hebert, Jr.,  Treasurer/Secretary
Eastern Utilities Associates
Post Office Box 2333
Boston, MA 02107
(617) 357-9590

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


Trustees
Russell A. Boss (A, P)
President and Chief Executive Officer, A. T. Cross Company
Lincoln, Rhode Island

Paul J. Choquette, Jr. (C, P)
President, Gilbane Building Company
Providence, Rhode Island

Peter S. Damon (A, P)
President and Chief Executive Officer, Bank of Newport
Newport, Rhode Island

Peter B. Freeman (A, F)
Corporate Director and Trustee
Providence, Rhode Island

Larry A. Liebenow (A, F)
President and Chief Executive Officer, Quaker Fabric Corporation
Fall River, Massachusetts

Jacek Makowski (F, P)
Investor
Boston, Massachusetts

Wesley W. Marple, Jr. (A, C)
Professor of Business Administration, Northeastern University
Boston, Massachusetts

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

John D. Carney
Executive Vice President

Robert G. Powderly
Executive Vice President

Richard M. Burns
Comptroller

Clifford J. Hebert, Jr.
Treasurer and Secretary

"Picture of EUA Officers as Follows:"

     Left to Right (seated):
     Donald G. Pardus, Chairman and Chief Executive Officer; John R. Stevens, President and Chief Operating Officer.

     Left to Right (standing):
     Clifford J. Hebert, Jr., Treasurer and Secretary;   Robert G.
     Powderly, Executive Vice President;   John D. Carney, Executive
     Vice President.
     Not pictured:  Richard M. Burns, Comptroller