Form 10-K405, Exhibit 13
period 1995-12-31
EASTERN UTILITIES ASSOCIATES; BLACKSTONE VALLEY ELECTRIC CO; EASTERN EDISON CO
filed 1996-03-22
CIK 31224, 12473, 14407

Company Profile


     Blackstone Valley Electric Company (Blackstone or the Company) is a retail electric utility company. Blackstone supplies retail electric service to approximately 84,000 customers in the cities of Central Falls, Pawtucket and Woonsocket, and four surrounding towns in northern Rhode Island. Blackstone is a wholly owned subsidiary of Eastern Utilities Associates (EUA). EUA owns directly all of the shares of common stock of Blackstone, Eastern Edison Company (Eastern Edison) and Newport Electric Corporation (Newport). Eastern Edison and Newport are retail electric utility companies operating in southeastern Massachusetts and south coastal Rhode Island, respectively. Eastern Edison owns all of the permanent securities of Montaup Electric Company (Montaup), a generation and transmission company, which supplies electricity to Blackstone, to Eastern Edison, to Newport and to two unaffiliated utilities for resale. EUA also owns directly all of the shares of common stock of EUA Cogenex Corporation (EUA Cogenex), EUA Energy Investment Corporation (EUA Energy), EUA Ocean State Corporation (EUA Ocean State) and EUA Service Corporation (EUA Service). EUA Service provides various accounting, financial, engineering, planning, data processing and other services to all EUA System
companies.   EUA Cogenex is an energy services company.  EUA Energy was organized to invest in energy-related projects.  EUA Ocean State owns a 29.9%
interest in OSP's two gas-fired generating units.   The holding company system
of EUA, the three retail subsidiaries, Montaup, EUA Service, EUA Cogenex, EUA Energy and EUA Ocean State is referred to as the EUA System.


MARKET FOR BLACKSTONE'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

     All of Blackstone's common stock is owned beneficially and of record by EUA.

     The dividends paid on common stock during the past two years are as follows:

                    Dividends Paid                Dividends Paid
1995                  Per Share      1994            Per Share

First Quarter          $5.35         First Quarter        $4.17
Second Quarter          5.69         Second Quarter        4.88
Third Quarter           5.74         Third Quarter         4.93
Fourth Quarter          5.74         Fourth Quarter        5.44


     No dividends may be paid on the common stock unless full dividends on the outstanding preferred stock for all past and the current quarterly dividend periods have been paid or declared and set apart for payment. Blackstone's First Mortgage Indenture and Deed of Trust securing its First Mortgage Bonds contains provisions which restrict the payment by Blackstone of cash dividends on its common stock. See Notes C and D of Notes to Financial Statements and Management's Discussion and Analysis of Financial Condition and Review of Operations under Financial Condition and Liquidity.

SELECTED FINANCIAL DATA

                             For the Years Ended December 31,
(In Thousands)              1995     1994      1993     1992      1991
 _______________________________________________________________________
Operating Revenues        $140,861 $140,611  $143,666 $138,604 $142,276
Net Earnings                 4,009    3,438     4,069    2,583    3,192
Total Assets               123,978  121,413   114,552  115,698  117,936
Capitalization:
  Long-Term Debt            36,500   38,000    39,500   39,500   39,500
  Non-Redeemable
   Preferred Stock           6,130    6,130     6,130    6,130    6,130
  Common Equity             37,045   37,180    35,378   34,551   34,755

    Total Capitalization  $ 79,675 $ 81,310  $ 81,008 $ 80,181 $ 80,385
                          ======== ========  ======== ======== ========


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND REVIEW OF OPERATIONS

Overview

     Blackstone's net earnings for 1995 increased $600,000 to $4.0 million compared to 1994 net earnings despite a one-time charge of approximately $550,000, on an after-tax basis, related to the voluntary retirement incentive
(VRI) offer effective June 1, 1995 (See below). Kilowatthour (KWH) sales of electricity increased by 1.1% for 1995. Sales to residential customers increased by 2.6% and sales to industrial customers were up 1.0% for 1995 largely due to colder weather in the fourth quarter as compared to 1994.

     Blackstone's net earnings for 1994 decreased by $600,000 to $3.4 million and reflect the impacts of increases in other operating and maintenance expenses, and an increase in interest expense related to audits by the Internal Revenue Service on prior year tax returns. Through the third quarter of 1994, KWH sales were showing modest gains, but as a result of a poor fourth quarter in which KWH sales dropped by 1.1%, due to unusually mild weather, overall 1994 KWH sales were flat.

Voluntary Retirement Incentive Offer

     On March 15, 1995, EUA announced a corporate reorganization which, among other things, consolidated management of Eastern Edison, Blackstone and Newport. As part of the reorganization, a voluntary retirement incentive (VRI) was offered to sixty-six professionals of the EUA System, including nine employees of Blackstone. Forty-nine of those eligible for the program, including five Blackstone employees, accepted the incentive and retired effective June 1, 1995. The cost of this incentive program amounted to a one-time $900,000 pre-tax ($550,000 after-tax) charge to Blackstone's second quarter 1995 earnings. The estimated payback period is approximately 18 months.

Comparison of Financial Results

Operating Revenues - 1995 vs 1994

     Operating Revenues for 1995 increased by approximately $0.3 million as compared to those in 1994 primarily due to an increase in base revenues, attributable to a 1.1% increase in KWH sales. Purchased power recoveries increased by approximately $800,000 (see Operating Expenses below) offset by a $700,000 decrease in transmission rental revenue.

Operating Revenues - 1994 vs 1993

     Operating Revenues for 1994 declined by approximately $3.1 million or 2.1%. Base revenues, attributable to changes in KWH sales, did not significantly change as compared to 1993, while the level of purchased power expense recoveries decreased approximately $2.8 million. Stagnant base revenues were the result of flat KWH sales in 1994 and the reduction in purchased power expense recoveries is the result of the decrease in the underlying expense, discussed below.

Expenses - 1995 vs 1994

     Purchased Power expense, which is recovered through Blackstone's purchased power adjustment clause and represented 72% of total 1995 operating expense, increased approximately $800,000 or less than 1.0% as compared to 1994. The average cost of fuel increased 14.1% in 1995 compared to 1994. This increase was partially offset by a wholesale rate decrease by the company's supplier, Montaup effective May 21, 1994.

     Other Operation and Maintenance expenses are comprised of two components, Direct Controllable and Indirect. Direct Controllable expenses include expense items such as salaries, fringe benefits, insurance, maintenance, etc. Indirect expenses include items over which the Company has limited short-term control including expenses related to accounting standards such as Statement of Financial Accounting Standard No. 106, "Employers' Accounting for Post-Retirement Benefits Other Than Pensions" (FAS106).

     Other Operation and Maintenance expenses for 1995 decreased by approximately $2.0 million or 9.3% when compared to 1994. This decrease is primarily due to the Company's continued strict attention to cost control including on-going savings related to the VRI, lower rent expense related to the March 1995 purchase of the Company's general office and operations buildings which were previously leased and decreased FAS106 expenses.

     Net interest charges for 1995 decreased by approximately $400,000 or 8.7%. This decrease was primarily due to decreased customer deposits interest and Internal Revenue Service (IRS) audits of prior years' consolidated income tax returns, which together aggregate over $300,000.

     Taxes Other than Income for 1995 decreased by $400,000 or 4.0% compared to 1994 due primarily to a 1% decrease in Rhode Island Gross Receipts Tax to industrial customers.

Expenses - 1994 vs 1993

     Purchased Power expense, decreased approximately $2.8 million or 2.9% from 1993. This decrease was due primarily to a wholesale rate reduction implemented May 21, 1994 by Montaup, Blackstone's supplier.

     Other Operation and Maintenance expenses in 1994 increased by approximately $300,000 or 2.9% as compared to 1993. Increased controllable expenses primarily consisting of distribution costs caused this increase.

     Net Interest Charges for 1994 increased by approximately $500,000 or 11.8%. Approximately $200,000 of the increase was as a result of interest incurred related to an IRS audit of prior years' consolidated income tax returns. The remaining $200,000 was primarily due to an increase in EUA Service allocated interest expense. Prior to July 1, 1993, allocated EUA Service interest expense was recorded as other operating expenses by Blackstone.

Effective Income Tax Rate

     Blackstone's 1995 effective income tax rate increased from approximately 34.1% to 35.4% when compared to 1994 due primarily to decreased consolidated tax benefits.

Financial Condition and Liquidity

     The Company is required to make capital expenditures in order to meet the needs of its existing and future customers. For 1995, 1994 and 1993, the Company's cash construction expenditures were $5.1 million, $5.7 million and $5.3 million, respectively. In 1995 and 1994, internally generated funds provided over 100% of cash construction requirements.

     Cash Construction expenditures are expected to be $4.3 million in 1996, $4.5 million in 1997 and $4.6 million in 1998 and are expected to be financed with internally generated funds. Traditionally, construction requirements in excess of internally generated funds are obtained through short-term borrowings which are ultimately funded with permanent capital.

     EUA System companies, including Blackstone, maintain short-term lines of credit with various banks aggregating approximately $150 million. At December 31, 1995, unused short-term lines of credit amounted to approximately $111 million. These credit lines are available to other EUA System companies under joint credit line arrangements. Blackstone had $1.3 million of short-term borrowings outstanding at year end 1995, and zero at year-end 1994.

     Blackstone's requirements for sinking fund payments and redemption of securities for each of the five years following 1995 is $1.5 million.

Electric Utility Industry Restructuring

     The electric industry is in a period of transition from a traditional rate regulated environment to a competitive marketplace. While competition in the wholesale electric market is not new, electric utilities are facing impending competition in the retail sector.

     In 1995, Eastern Edison, Blackstone and Newport participated with collaborative groups in their respective states consisting of other utilities, industrial users, environmental groups and consumer advocates in submitting similar sets of interdependent principles with their respective state regulatory commissions addressing electric utility industry restructuring. These filings were intended to be statements of the consensus position by the signatories of the principles that should underlie any electric industry restructuring proposal and include but are not limited to principles addressing stranded cost recovery, unbundling of services and demand side management programs. Each set of principles was submitted on the condition they be approved in full by the respective Commissions.

     The Rhode Island Public Utilities Commission (RIPUC) accepted all but one of the principles submitted by the Rhode Island Collaborative with minor modifications to certain language in others and added a new principle which supports negotiation (as opposed to litigation) to resolve conflicts as restructuring moves forward and directed the Rhode Island Collaborative to proceed with negotiations on the issues presented in the principles and to submit a progress report, which was submitted in February 1996. The one principle that was not accepted provided for subsidization of renewable energy sources.

     In February 1996 a bill was introduced in the Rhode Island legislature that, if enacted, would allow customer choice of electricity supplier commencing January 1, 1998 for large industrial customers and phasing in all customers by January 1, 2001. The proposed legislation also provides for recovery of "stranded investments" through a transition charge initially set at three cents per KWH.

     EUA believes that the development of the proposed legislation should have been conducted in a public forum so that all interested stakeholders could have participated. EUA believes that competition, if done right, can benefit customers, however, there are substantial issues about the proposed legislation which EUA is currently reviewing.

     The Massachusetts Department of Public Utilities (MDPU) issued an order enumerating principles, similar to those submitted by the Massachusetts Collaborative, that describe the key characteristics of a restructured electric industry and provides for, among other things, customer choice of electric service providers, services, pricing options and payment terms, an opportunity for customers to share in the benefits of increased competition, full and fair competition in the generation markets and incentive regulation for distribution services where competition cannot exist. This order sets out principles for the transition from a regulated to a competitive industry structure and identifies conditions for the transition process which will require investor-owned utilities to unbundle rates, provide consumers with accurate price signals and allow customers choice of generation services. The order also provides for the principle of recovery of net, non-mitigable stranded costs by investor-owned utilities resulting from the industry restructuring.

     Each Massachusetts investor-owned utility is required to file restructuring proposals for moving from the current regulated industry structure to a competitive generation market. The schedule for the filing requirement is staggered. The initial group of utilities was required to file their proposals in February 1996. The second group is required to file within three months of the MDPU's orders on the first group of submissions. Eastern Edison Company filed its proposal, "Choice and Competition" (see below) with the first group of proposals and is awaiting MDPU review.

     In January 1996, EUA unveiled its preliminary proposal for a restructured electric utility industry called "Choice and Competition" and began discussions with the Rhode Island and Massachusetts Collaboratives. The plan proposes, among other things: choice of power supplier by all customers as early as January 1998; open access transmission services; performance based rates for electric distribution services; all utility generation competing for power sales and; a transition charge allowing regional utilities the opportunity to recover, among other things, the costs of past commitments to nuclear and independent power. The company believes the plan, which requires participation by all New England parties, satisfies the principles adopted in both Rhode Island and Massachusetts, and provides a fair and equitable transition to a competitive electric utility marketplace for all parties.

     Historically, electric rates have been designed to recover a utility's full costs of providing electric service including recovery of investment in plant assets. Also, in a regulated environment, electric utilities are subject to certain accounting rules that are not applicable to other industries. These accounting rules allow regulated companies, in appropriate circumstances, to establish regulatory assets and liabilities, which defer the current financial impact of certain costs that are expected to be recovered in future rates. EUA believes that its Core Electric operations continue to meet the criteria established in these accounting standards. Effects of legislation and/or regulatory initiatives or EUA's own initiatives such as "Choice and Competition" could ultimately cause EUA's Core Electric companies to no longer follow these accounting rules. In such an event, a non-cash write-off of regulatory assets and liabilities could be required at that time.

 In addition, if legislative or regulatory changes and/or competition result in electric rates which do not fully recover the company's costs, a write-down of plant assets could be required pursuant to Financial Accounting Standard No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" (FAS121) issued in March 1995, effective for fiscal year 1996. See "Notes to Consolidated Financial Statements", Note A for further discussion of FAS121.

Environmental Matters

     Blackstone and other companies owning generating units from which power is obtained are subject, like other electric utilities, to environmental and land use regulations at the federal, state and local levels. The federal Environmental Protection Agency (EPA), and certain state and local authorities, have jurisdiction over releases of pollutants, contaminants and hazardous substances into the environment and have broad authority to set rules and regulations in connection therewith, such as the Clean Air Act Amendments of 1990, which could require installation of pollution control devices and remedial actions. In 1994, an environmental audit program designed to ensure compliance with environmental laws and regulations and to identify and reduce liability was instituted by EUA.

     Because of the nature of Blackstone's business, various by-products and substances are produced or handled which are classified as hazardous under the rules and regulations promulgated by such authorities. Blackstone generally provides for the disposal of such substances through licensed contractors, but these statutory provisions generally impose potential joint and several responsibility on the generators of the wastes for cleanup costs. Blackstone has been notified with respect to a number of sites where they may be responsible for such costs, including sites where they may have joint and several liability with other responsible parties. It is the policy of the EUA System companies to notify liability insurers and to initiate claims, however, Blackstone is unable to predict whether liability, if any, will be assumed by, or can be enforced against, the insurance carriers in these matters.

     As of December 31, 1995, Blackstone had incurred costs of approximately $4.1 million, in connection with these sites. These amounts have been financed primarily by internally generated cash. Blackstone is currently recovering certain of its incurred environmental costs in rates. As a result of the recoverability in current rates of environmental costs, and the uncertainty regarding both its estimated liability, as well as potential contributions from insurance carriers, Blackstone does not believe that the ultimate impact of environmental costs will be material to their financial position and thus, no loss provision is required at this time.

     Blackstone estimates that additional costs of up to $2.5 million may be incurred at these sites through 1997 by it and the other responsible parties. Estimates beyond 1997 cannot be made since site studies, which are the basis of these estimates, have not been completed.

     In addition to the previously discussed costs, Blackstone is currently litigating responsibility for clean-up costs and related interest aggregating $5.9 million incurred by the Commonwealth of Massachusetts at a site in which Blackstone has been named as the responsible party. See Note H of "Notes to Consolidated Financial Statements" for further discussion.

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

     The Company occasionally makes forward-looking projections of expected future performance or statements of our plans and objectives. These forward-looking statements may be contained in filings with the Securities and Exchange Commission, press releases and oral statements. Actual results could differ materially from these statements, therefore, no assurances can be given that such forward-looking statements and estimates will be achieved.

    Managements' Discussion and Analysis of Financial Condition and Review of Operations provides a summary of information regarding the Company's financial condition and results of operation and should be read in conjunction with the Consolidated Financial Statements and Notes to Consolidated Financial Statements in arriving at a complete understanding of such matters.

                          Blackstone Valley Electric Company
                                  Statement of Income
                               Years Ended December 31,
                                    (In Thousands)


                                                    1995        1994         1993
Operating Revenues                              $ 140,861    $ 140,611    $ 143,666

Operating Expenses:
    Purchased Power (princ. from an affiliate)     95,725       94,970       97,804
    Other Operation and Maintenance                10,938       13,405       12,712
    Voluntary Retirement Incentive                    912
    Affiliated Company Transactions                 8,280        7,787        8,220
    Depreciation                                    5,501        5,303        5,122
    Taxes - Other than Income                       8,821        9,202        9,508
    Income and Deferred Taxes                       2,347        1,885        1,988
      Total Operating Expenses                    132,524      132,552      135,354
Operating Income                                    8,337        8,059        8,312
Allowance for Other Funds Used During
    Construction                                       33           39           43
Other Income (Deductions) - Net                       (38)          78          (18)
Income Before Interest Charges                      8,332        8,176        8,337
Interest Charges:
  Interest on Long-Term Debt                        3,481        3,476        3,449
  Other Interest Expense                              612        1,009          568
  Allowance for Borrowed Funds Used
    During Construction (Credit)                      (59)         (36)         (38)
    Net Interest Charges                            4,034        4,449        3,979
Net Income                                          4,298        3,727        4,358
Preferred Dividend Requirements                       289          289          289
Net Earnings Applicable to Common Stock         $   4,009    $   3,438    $   4,069

  Statement of Retained Earnings

                                                                 1994         1993
                                                    1995     (Restated)  (Restated)

Retained Earnings - Beginning of Year           $  10,069    $  10,204    $   9,378
Net Income                                          4,298        3,727        4,358
      Total                                        14,367       13,931       13,736
Dividends Paid:
  Preferred                                           289          289          289
  Common                                            4,144        3,573        3,243
Retained Earnings - End of Year                 $   9,934    $  10,069    $  10,204


 The accompanying notes are an integral part of the financial statements.


                          Blackstone Valley Electric Company
                               Statement of Cash Flows
                               Years Ended December 31,
                                    (In Thousands)

                                                    1995         1994         1993
CASH FLOW FROM OPERATING ACTIVITIES:
Net Income                                      $   4,298    $   3,727    $   4,358
Adjustments to Reconcile Net Income
  to Net Cash Provided from Operating Activities:
    Depreciation and Amortization                   5,953        6,157        5,918
    Deferred Taxes                                  1,200          176          397
    Investment Tax Credit, Net                       (183)         253         (176)
    Allowance for Funds Used During Construction      (34)         (39)         (43)
    Other - Net                                       643       (6,072)         (30)

    Net Changes in Operating Assets and Liabilities:
        Accounts Receivable                        (2,324)        (603)         372
        Materials and Supplies                       (172)         (27)         124
        Accounts Payable                            7,540        1,484       (2,399)
        Accrued Taxes                                 337       (1,280)         (83)
        Other - Net                                (7,239)       5,454          436

Net Cash Provided from Operating Activities        10,019        9,230        8,874

CASH FLOW FROM INVESTING ACTIVITIES:
        Construction Expenditures                  (5,064)      (5,653)      (5,344)
Net Cash (Used in) Investing Activities            (5,064)      (5,653)      (5,344)

CASH FLOW FROM FINANCING ACTIVITIES:
   Redemptions:
    Long-Term Debt                                 (1,500)
    Premium on Reacquisition
      and Financing Expenses                                                   (100)
   Common Share Dividends Paid                     (4,144)      (3,573)      (3,243)
   Preferred Dividends Paid                          (289)        (289)        (289)
   Net Increase in Short-Term Debt                  1,259
Net Cash (Used in) Financing Activities            (4,674)      (3,862)      (3,632)

Net Increase (Decrease) in Cash                       281         (285)        (102)
Cash and Temporary Cash Investments at
    Beginning of Year                                 472          757          859
Cash and Temporary Cash Investments at
    End of Year                                 $     753    $     472    $     757

Cash paid during the year for:
    Interest (Net of Amounts Capitalized)       $   3,565    $   3,506    $   3,480
    Income Taxes                                $     690    $   1,836    $   2,430


 The accompanying notes are an integral part of the financial statements.


                          Blackstone Valley Electric Company
                                     Balance Sheet
                                     December 31,
                                    (In Thousands)

 ASSETS
                                                                              1994
                                                                 1995       (Restated)
Utility Plant and Other Investments:
    Utility Plant                                            $ 136,503    $ 133,415
    Less Accumulated Provision for Depreciation                 48,023       44,112
    Net Utility Plant                                           88,480       89,303
    Non-Utility Property - Net                                      47           48
          Total Utility Plant and Other Investments             88,527       89,351
Current Assets:
    Cash and Temporary Cash Investments                            753          472
    Accounts Receivable:
        Customers, Net                                          11,254       11,002
        Accrued Unbilled Revenue                                 1,339        1,217
        Others                                                   4,726        2,736
        Associated Companies                                       429          470
    Plant Materials and Operating Supplies (at average cost)       939          767
    Other Current Assets                                           393          422
          Total Current Assets                                  19,833       17,086
Other Assets (Note A)                                           15,618       14,976
Total Assets                                                 $ 123,978    $ 121,413

  LIABILITIES AND CAPITALIZATION

Capitalization:
    Common Equity                                            $  37,045    $  37,180
    Non-Redeemable Preferred Stock                               6,130        6,130
    Long-Term Debt                                              36,500       38,000
        Total Capitalization                                    79,675       81,310
Current Liabilities:
    Long-Term Debt  Due Within One Year                          1,500        1,500
    Notes Payable                                                1,259
    Accounts Payable:
       Public                                                      282          603
       Associated Companies                                     17,371        9,509
    Customer Deposits                                              992        1,210
    Taxes Accrued                                                1,777        1,441
    Dividends Accrued                                               72           72
    Interest Accrued                                               981        1,070
    Other Current Liabilities                                      431        7,391
        Total Current Liabilities                               24,665       22,796
Deferred Credits:
    Unamortized Investment Credit                                2,743        2,927
    Other Deferred Credits                                       7,979        6,814
        Total Deferred Credits                                  10,722        9,741
Accumulated Deferred Taxes                                       8,916        7,566
Commitments and Contingencies (Note H)
Total Liabilities and Capitalization                         $ 123,978    $ 121,413

 The accompanying notes are an integral part of the financial statements.



                          Blackstone Valley Electric Company
                              Statement of Capitalization
                                     December 31,
                                    (In Thousands)


                                                                              1994
                                                                 1995       (Restated)
Common Stock, $50 par value, authorized 233,000
    shares, issued and outstanding 184,062 shares            $   9,203    $   9,203
Other Paid-in Capital                                           17,908       17,908
Retained Earnings                                                9,934       10,069
        Total Common Equity                                     37,045       37,180

Non-Redeemable Cumulative Preferred Stock:
    4.25%, $100 par value, 35,000 shares <F1>                    3,500        3,500
    5.60%, $100 par value, 25,000 shares <F1>                    2,500        2,500
    Premium                                                        130          130
        Total Non-Redeemable Cumulative Preferred Stock          6,130        6,130

Long-Term Debt:
    First Mortgage Bonds:
        9 1/2% due 2004 (Series B)                              13,500       15,000
       10.35%  due 2010 (Series C)                              18,000       18,000
    Variable Rate Demand Bonds Due 2014 <F2>                     6,500        6,500
                                                                38,000       39,500
    Less Portion Due Within One Year                             1,500        1,500
        Total Long-Term Debt                                    36,500       38,000
  Total Capitalization                                       $  79,675    $  81,310

 <F1>  Authorized and Outstanding.

 <F2>  Weighted average interest rate was 3.9% for 1995 and 2.9% for 1994.

 The accompanying notes are an integral part of the financial statements.


                 BLACKSTONE VALLEY ELECTRIC COMPANY
                    NOTES TO FINANCIAL STATEMENTS
                  December 31, 1995, 1994 and 1993


(A)  Nature of Operations and Summary of Significant Accounting
     Policies:

     General: Blackstone Valley Electric Company (Blackstone or the Company) is principally engaged in the distribution and sale of electric energy.

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

     The accounting policies and practices of Blackstone are subject to regulation by FERC and RIPUC with respect to its rates and accounting. Blackstone conforms with generally accepted accounting principles, as applied in the case of regulated public utilities, and conforms with the accounting requirements and ratemaking practices of the RIPUC. A description of the significant accounting policies follows.

     Restatement: The Company has restated prior period balance sheets to correct an error in the accrual of property tax expense. The Company had previously over-accrued property tax expense. This correction increased retained earnings by $1.9 million, lowered taxes accrued by $3.0 million and increased accumulated deferred taxes by $1.1 million.

     Reclassifications: Certain prior period amounts on the financial statements have been reclassified to conform with current presentation.

     Transactions with Affiliates: The Company is a wholly-owned subsidiary of EUA. In addition to its investment in the Company, EUA has interests in other retail and wholesale utility companies, a service corporation, and three other non-utility companies.

     Transactions between Blackstone and other affiliated companies include the following: purchased power costs billed by Montaup of approximately $95,683,000 in 1995, $94,944,000 in 1994 and
$97,774,000 in 1993; accounting, engineering and other services rendered by EUA Service of approximately $10,448,000 in 1995, $9,524,000 in 1994 and $9,335,000 in 1993; and operating revenue from the rental of transmission facilities to Montaup of approximately $3,047,000 in 1995, $2,665,000 in 1994 and $2,884,000 in 1993.
Transactions with affiliated companies are subject to review by applicable regulatory commissions.

     Utility Plant and Depreciation: Utility plant is stated at original cost. The cost of additions to utility plant includes contracted work, direct labor and material, allocable overhead, allowance for funds used during construction and indirect charges for engineering and supervision. For financial statement purposes, depreciation is computed on the straight-line method based on estimated useful lives of the various classes of property.
Provisions for depreciation were equivalent to a composite rate of approximately 3.9% in 1995, 1994, and 1993 based on the average depreciable property balances at the beginning and end of each year.

     Other Assets: The components of Other Assets at December 31, 1995 and 1994 are detailed as follows (in thousands):

                                              1995    1994
Regulatory Assets:
     Unamortized losses on reacquired debt $   455  $   486
     Deferred SFAS 109 costs (Note B)        1,996    2,164
     Deferred SFAS 106 costs (Note H)        1,017    1,017
     Mendon Road Judgment (Note H)           6,591    5,857
     Other regulatory assets                   959    1,590
         Total regulatory assets            11,018   11,114
Other deferred charges and assets:
     Unamortized debt expenses                 710      795
     Other                                   3,890    3,067
         Total Other Assets                $15,618  $14,976

     Regulatory Accounting: Blackstone is subject to certain accounting rules that are not applicable to other industries. These accounting rules allow regulated companies, in appropriate circumstances, to establish regulatory assets and liabilities, which defer the current financial impact of certain costs that are expected to be recovered in future rates. Blackstone believes that its operations continue to meet the criteria established in these accounting standards. Effects of legislation and/or regulatory initiatives or EUA's own initiatives such as "Choice and Competition" could ultimately cause Blackstone to no longer follow these accounting rules. In such an event, a non-cash write-off of regulatory assets and liabilities could be required at that time.

     Allowance for Funds Used During Construction (AFUDC):   AFUDC
represents the estimated cost of borrowed and equity funds used to finance the Company's construction program. In accordance with regulatory accounting, AFUDC is capitalized, as a cost of utility plant, in the same manner as certain general and administrative costs. AFUDC is not an item of current cash income, but is recovered over the service life of utility plant in the form of increased revenues collected as a result of higher depreciation expense. The rate used in calculating AFUDC was 8.6% in 1995, 10.0% in 1994 and 9.8% in 1993.

     Operating Revenues: Revenues are based on billing rates authorized by the RIPUC. The Company follows the policy of accruing the estimated amount of unbilled base rate revenues for electricity provided at the end of the month to more closely match costs and revenues. In addition the Company also accrues the difference between fuel and purchased power costs incurred and fuel and purchased power costs billed to its customers.

     Federal Income Taxes: The general policy of Blackstone with respect to accounting for federal income taxes is to reflect in income the estimated amount of taxes currently payable, as determined from the EUA consolidated tax return on an allocated basis, and to provide for deferred taxes on certain items subject to temporary differences to the extent permitted by the regulatory commissions.

     Blackstone has provided deferred income taxes on certain income and expense items that are accounted for in different periods for financial accounting purposes than for income tax purposes. Prior to 1987, AFUDC and certain costs for pensions, employee benefits and payroll-related insurances and payroll taxes applicable to construction activity, which were included in utility plant, were deducted currently for income tax purposes. Deferred taxes on these amounts and on certain differences created by the use of different depreciation methods in the years prior to 1981 have not been provided. The tax benefits on these items have been flowed through in accordance with approved rate orders of the RIPUC.

     As permitted by the regulatory commissions, it is the policy of the Company to defer recognition of annual investment tax credits and to amortize these credits over the productive lives of the related assets.

     Cash and Temporary Cash Investments: Blackstone considers all highly liquid investments and temporary cash investments with a maturity of three months or less when acquired to be cash equivalents.

     New Accounting Standard: In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" (FAS 121), effective for fiscal year 1996. FAS 121 requires all regulatory assets, assets which were established as a result of high probability of recovery in a regulated environment, to continue to meet that high probability of recovery at each balance sheet date. Based on the current regulatory framework, management does not expect that adoption of this standard will have a material effect on Blackstone's financial position or results of operation. However, this assumption may change in the future as changes are made in the current regulatory framework or as competitive factors influence wholesale and retail pricing in the electric utility industry.

(B)  Income Taxes:

     Components of income and deferred tax expense for the years 1995, 1994, and 1993 are as follows:

_________________________________________________________________
(In Thousands)                1995      1994       1993

Federal:
  Current                     $1,329      $1,436     $1,751
  Deferred                     1,133         176        409
  Investment Tax Credit, Net    (184)        253       (176)
                              $2,278       1,865      1,984

State:
   Current                         1          20         15
   Deferred                       68                    (11)
                                  69          20          4
Charged to Operations          2,347       1,885      1,988

Charged to Other Income:
   Current                         3          46         (9)
Total                         $2,350      $1,931     $1,979
                              ======      ======     ======



   Total income tax expense was different than the amounts computed by applying federal income tax statutory rates to book income subject to tax for the following reasons:
__________________________________________________________________
(In Thousands)                     1995     1994     1993

Federal Income Tax Computed
  at Statutory Rates               $2,327 $1,980   $2,217
(Decreases) Increases in Tax from:
  Equity Component of AFUDC          (12)  (14)    (15)
  Consolidated Tax Savings           (15) (125)    (51)
  Depreciation Differences           262     260      358
  Amortization of ITC               (184) (194)     (176)
  State Taxes, Net of Federal
     Income Tax Benefit                45     13        3
  Cost of Removal                    (67)   (110)   (245)
  Other                               (6)    121     (113)
Total Income Tax Expense           $2,350 $1,931   $1,978
                                   ====== ======   ======

     Blackstone adopted Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" (FAS109) which required recognition of deferred income taxes for temporary differences that are reported in different years for financial reporting and tax purposes using the liability method. Under the liability method, deferred tax liabilities or assets are computed using the tax rates that will be in effect when the temporary differences reverse. Generally, for regulated companies, the change in tax rates may not be immediately recognized in operating results because of rate making treatment and provisions in the Tax Reform Act of 1986. At December 31, 1995 and 1994 no valuation allowance was deemed necessary for total deferred tax assets. Total deferred tax assets and liabilities for 1995 and 1994 are comprised as follows:

                  Deferred Tax                     Deferred Tax
                      Assets                       Liabilities
                     ($000)                           ($000)

                  1995    1994                       1995   1994
 Plant Related                      Plant Related
  Differences   $1,730  $1,980        Differences  $ 8,540 $8,192
 Alternative                        Refinancing
  Minimum Tax        0      69        Costs            155    165
 Revenue Clauses     0     203      Pensions           556    536
 Pensions          501     201
 Other             609     642      Other            2,496    712
  Total       $2,840    $3,095        Total        $11,747 $9,605
                ======  ======                     ======= ======

      Blackstone has recorded on its Balance Sheets as of December 31, 1995 and 1994 a regulatory liability to ratepayers of approximately $3.4 million and $3.7 million, respectively. This amount primarily represents excess deferred income taxes resulting from the reduction in the federal income tax rate and also includes deferred taxes provided on investment tax credits. Also at December 31, 1995 and 1994, a regulatory asset of approximately $2.0 million and $2.2 million, respectively, has been recorded, representing the cumulative amount of federal income taxes on temporary depreciation differences which were previously flowed through to ratepayers.

(C)  Capital Stock:

     There were no changes in the number of shares of common or preferred stock during the years ended December 31, 1995 and 1994.

     In the event of involuntary liquidation, the holders of non-redeemable preferred stock of Blackstone are entitled to $100 per share plus accrued dividends. In the event of voluntary liquidation, or if redeemed at the option of the Company, each share of the non-redeemable preferred stock is entitled to accrued dividends and to: 4.25% issue, $104.40; 5.60% issue, $103.82.

     Under the terms and provisions of the First Mortgage Indenture and of the issues of preferred stock of Blackstone, certain restrictions are placed upon the payment of dividends on common stock by the Company. At the years ended December 31, 1995 and 1994, the respective capitalization ratios were in excess of the minimum which would make these restrictions effective.

(D)  Retained Earnings:

     Under the provisions of Blackstone's First Mortgage Indenture, retained earnings in the amount of $4,937,576 were unrestricted as to the payment of cash dividends on its common stock at December 31, 1995.

(E)  Long-Term Debt:

     Blackstone's First Mortgage Bonds are collateralized by substantially all of its utility plant.

     Blackstone's Variable Rate Demand Bonds are collateralized by an irrevocable letter of credit which expires on January 21, 1997. The letter of credit permits extensions on an annual basis upon mutual agreement of the bank and Blackstone.

     The aggregate amount of Blackstone's cash sinking fund requirements and maturities for long-term debt for each of the five years following 1995 is $1.5 million.

(F)  Lines of Credit:

     The EUA System Companies, which include Blackstone, maintain short-term lines of credit with various banks aggregating approximately $150 million. At December 31, 1995, unused short-term lines of credit amounted to approximately $111 million. These credit lines are available to other EUA System companies under joint credit line arrangements. In accordance with informal agreements with various banks, commitment fees are required to maintain certain lines of credit. Blackstone had $1.3 million of short-term borrowings outstanding at year end. During 1995, Blackstone's weighted average interest rate for short-term borrowings was 6.1%.

(G)  Fair Value of Financial Instruments:

     The following methods were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate.

     Cash and Temporary Cash Investments: The carrying amount approximates fair value because of the short-term maturity of those instruments.

     Long-Term Debt: The fair value of the Company's long-term debt was based on quoted market prices for such securities.

     The estimated fair values of the Company's financial instruments at December 31, 1995 are as follows (dollars in thousands):

                                    Carrying        Fair
                                    Amount          Value
Cash and Temporary
 Cash Investments                    $   753        $   753
Long-Term Debt                       $38,000        $39,366

(H)  Commitments and Contingencies:

     Pensions: Blackstone participates with other EUA System companies in retirement plans which are non-contributory, defined benefit plans covering substantially all of their employees (Retirement Plan). Retirement Plan benefits are based on years of service and average compensation over the four years prior to retirement. It is the EUA System's policy to fund the Retirement Plan on a current basis in amounts determined to meet the funding standards established by the Employee Retirement Income Security Act of 1974.

     Net pension expense (income) for the Retirement Plan, including amounts related to the 1995 voluntary retirement incentive, was $271,682 in 1995, $38,487 in 1994 and $(175,796) in 1993 and included the following components:

                                 1995         1994            1993
Service cost - benefits earned
   during the period          $  605,703   $   696,133   $  567,204
Interest cost on projected
   benefit obligation          2,346,136     2,186,115    2,186,619
Act. loss (return) on assets  (9,560,143)      396,900   (4,710,888)
Net amortization and deferrals 6,470,282    (3,240,661)   1,781,269
   Net periodic pension
     expense (income)         $ (138,022)  $    38,487   $ (175,796)
Voluntary retirement incentive   409,704
   Total periodic pension
   expense (income)           $  271,682   $    38,487   $ (175,796)
                              ==========   ===========   ===========

   Assumptions used to determine pension cost:

Discount Rate                   8.25%      7.25%        8.75%
Compensation Increase Rate      4.75%      4.75%        6.00%
Long-Term Return on Assets      9.50%      9.50%       10.00%

     The discount rate and compensation increase rate used to determine pension costs were changed effective January 1, 1996 to 7.25% and 4.25%, respectively. The funded status of the Retirement Plan cannot be presented separately for Blackstone as it participates in the Retirement Plan with other subsidiaries of EUA.

     The one-time voluntary retirement incentive also resulted in approximately $310,000 of non-qualified pension benefits which were expensed in 1995. At December 31, 1995, approximately $185,000 is included in other liabilities for the unfunded benefits.

     EUA also maintains non-qualified supplemental retirement plans for certain officers of the EUA System (Supplemental Plans). Benefits provided under the Supplemental Plans are based primarily on compensation at retirement date. EUA maintains life insurance on the participants of the Supplemental Plans to fund in whole, or in part, its future liabilities under the Supplemental Plans. For the years ended December 31, 1995, 1994 and 1993 expenses related to the Supplemental Plans were approximately $306,000, $147,000 and $568,000, respectively.

     Post-Retirement Benefits: Retired employees are entitled to participate in health care and life insurance benefit plans. Health care benefits are subject to deductibles and other limitations. Health care and life insurance benefits are partially funded by Blackstone for all qualified employees.

     Blackstone adopted FAS106, "Employers' Accounting for Post-Retirement Benefits Other Than Pensions," as of January 1, 1993.
This standard establishes accounting and reporting standards for such post-retirement benefits as health care and life insurance. Under
FAS106 the present value of future benefits is recorded as a periodic expense over employee service periods through the date they become fully eligible for benefits.  With respect to periods prior to adopting FAS106, EUA elected to recognize accrued costs (the
Transition Obligation) over a period of 20 years, as permitted by
FAS106. The resultant annual expense, including amortization of the Transition Obligation and net of capitalized and deferred amounts, was approximately $1.3 million in 1995, $1.5 million in 1994 and $1.3 million in 1993. The total cost of Post-Retirement Benefits other than Pensions for 1995, 1994 and 1993 includes the following components (in thousands):
                                               1995      1994      1993
Service cost                                $   191   $  299   $   266
Interest cost                                 1,170    1,323     1,504
Actual return on plan assets                   (111)     (20)      (10)
Amortization of transition obligation           829      866       866
Net other amortization & deferrals             (239)     (10)       (3)
Net periodic post-retirement benefit costs    1,840    2,458      2,623
Voluntary Retirement Incentive                   90
Total periodic post-retirement benefit costs  $1,930  $2,458    $2,623

   Assumptions:
Discount rate                                   8.25%   7.25%    8.75%
Health care cost trend rate-near-term          11.00%  13.00%   13.00%
Health care cost trend rate-long-term           5.00%   5.00%    6.25%
Compensation increase rate                      4.75%   4.75%    6.00%
Rate of return on plan assets                   5.50%   5.50%    5.50%

   Reconciliation of funded status:
                                                 1995      1994      1993
Accumulated post-retirement benefit obligation (APBO):
     Retirees                               $(8,235)   $ (7,498)   $ (8,783)
Active employees fully eligible for benefits (2,825)     (2,589)     (3,327)
   Other active employees                    (3,052)     (4,093)     (4,622)
             Total                         $(14,112)   $(14,180)    (16,732)
Fair Value of assets (primarily
     notes and bonds)                           924         364          84
Unrecognized transition obligation           12,083      13,328      14,068
Unrecognized net (gain) loss                 (2,217)     (2,358)        956
(Accrued) prepaid post-retirement
      benefit cost                         $ (3,322)    $(2,846)   $ (1,624)

     The discount rate and compensation increase rate used to determine post-retirement benefit costs were changed effective January 1, 1996 to 7.25% and 4.25%, respectively and were used to calculate the funded status of Post-Retirement benefits at December 31, 1995.

     Increasing the assumed health care cost trend rate by 1% each year would increase the total post-retirement benefit cost for 1995 by approximately $177,000 and increase the total accumulated post-retirement benefit obligation by $1.5 million.

     Blackstone has also established an irrevocable external Voluntary Employee's Beneficiary Association (VEBA) Trust Fund as required by the aforementioned regulatory decisions. Contributions to the VEBA fund commenced in March 1993 and totaled approximately $1.1 million during 1995, $800,000 during 1994 and $600,000 during 1993.

Environmental Matters:

     The Comprehensive Environmental Response, Compensation Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, and certain similar state statutes authorize various governmental authorities to seek court orders compelling responsible parties to take cleanup action at disposal sites which have been determined by such governmental authorities to present an imminent and substantial danger to the public and to the environment because of an actual or threatened release of hazardous substances. Because of the nature of Blackstone's business, various by-products and substances are produced or handled which are classified as hazardous under the rules and regulations promulgated by the EPA as well as state and local authorities. Blackstone generally provides for the disposal of such substances through licensed contractors, but these statutory provisions generally impose potential joint and several responsibility on the generators of the wastes for cleanup costs. Blackstone has been notified with respect to a number of sites where they may be responsible for such costs, including sites where they may have joint and several liability with other responsible parties. It is the policy of Blackstone to notify liability insurers and to initiate claims. However, it is not possible at this time to predict whether liability, if any, will be assumed by, or can be enforced against, the insurance carriers in these matters.

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

     As of December 31, 1995, Blackstone had incurred costs of approximately $4.1 million (excluding the $5.9 million Mendon Road judgment) in connection with these sites. These amounts have been financed primarily by internally generated cash. Blackstone is currently amortizing all of its incurred costs over a five-year period and is recovering certain of those costs in rates.

     As a general matter, Blackstone will seek to recover costs relating to environmental proceedings in its rates. Blackstone applied for and received authority to recover in rates certain of the incurred costs over a five-year period. The Company estimates that additional costs (excluding the Mendon Road judgment) may be incurred at these sites through 1997 of up to approximately $2.5 million by it and the other responsible parties. Estimated amounts after 1997 are not now determinable since site studies which are the basis of these estimates have not been completed.

     As a result of the recoverability in current rates and the uncertainty regarding both its estimated liability, as well as potential contributions from insurance carriers and other responsible parties, Blackstone does not believe that the ultimate impact of the environmental costs will be material to its financial position and thus, no loss provision is required at this time.

     A number of scientific studies in the past several years have examined the possibility of health effects from electric and magnetic fields (EMF) that are found wherever there is electricity. While some of the studies have indicated some association between exposure to EMF and health effects, many of the others have indicated no direct association. The research to date has not conclusively established a direct causal relationship between EMF exposure and human health. Additional studies, which are intended to provide a better understanding of EMF, are continuing.

     Some states have enacted regulations to limit the strength of EMF at the edge of transmission line rights-of-way. Rhode Island enacted a statute which authorizes and directs the Rhode Island Energy Facility Siting Board to establish rules and/or regulations governing construction of high voltage transmission lines of 69 KV or more. Management cannot predict the impact, if any, which legislation or other developments concerning EMF may have on Blackstone.

     In April 1992, NESCAUM, an environmental advisory group for eight Northeast states, including Massachusetts and Rhode Island, issued recommendations for oxides of nitrogen controls for existing utility boilers required to meet the ozone non-attainment requirements of the Clean Air Act Amendments. The NESCAUM recommendations are more restrictive than EPA's requirements. The DEP has amended its regulations to require that Reasonably Available Control Technology (RACT) be implemented at all stationary sources potentially emitting 50 or more tons per year of oxides of nitrogen. Rhode Island has also issued similar regulations requiring that RACT be implemented at all stationary sources potentially emitting 50 or more tons per year of oxides of nitrogen. Montaup has initiated compliance through, among other things, selective, noncatalytic reduction processes.


                   Report of Independent Accountants


To the Directors and Shareholder of
Blackstone Valley Electric Company:

We have audited the accompanying balance sheets and statement of capitalization of Blackstone Valley Electric Company (the Company) as of December 31, 1995 and 1994, and the related statements of income, retained earnings and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.





                                           Coopers & Lybrand L.L.P.

Boston, Massachusetts
March 5, 1996