Form 10-K405, Exhibit 13
period 1995-12-31
EASTERN UTILITIES ASSOCIATES; BLACKSTONE VALLEY ELECTRIC CO; EASTERN EDISON CO
filed 1996-03-22
CIK 31224, 12473, 14407

Company Profile


     Eastern Edison Company (Eastern Edison or the Company) is a retail electric utility company. Eastern Edison supplies retail electric service to approximately 178,000 customers in 22 cities and towns in southeastern Massachusetts. The largest communities served are the cities of Brockton and Fall River, Massachusetts. Eastern Edison is a wholly owned subsidiary of Eastern Utilities Associates (EUA). EUA owns directly all of the shares of common stock of Eastern Edison, Blackstone Valley Electric Company (Blackstone) and Newport Electric Corporation (Newport). Blackstone and Newport are retail electric utility companies operating in northern Rhode Island and south coastal Rhode Island, respectively. Eastern Edison owns all of the permanent securities of Montaup Electric Company (Montaup), a generation and transmission company, which supplies electricity to Eastern Edison, to Blackstone, to Newport and to two unaffiliated utilities for resale. EUA also owns directly all of the shares of common stock of EUA Cogenex Corporation (EUA Cogenex), EUA Energy Investment Corporation (EUA Energy), EUA Ocean State Corporation (EUA Ocean State) and EUA Service Corporation (EUA Service). EUA Service provides various accounting, financial, engineering, planning, data processing and other services to all EUA System companies. EUA Cogenex is an energy services company. EUA Energy was organized to invest in energy-related projects. EUA Ocean State owns a 29.9% interest in OSP's two gas-fired
generating units.   The holding company system of EUA, the three retail
subsidiaries, Montaup, EUA Service, EUA Cogenex, EUA Energy and EUA Ocean State is referred to as the EUA System.

MARKET FOR EASTERN EDISON'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

     All of Eastern Edison's common stock is owned beneficially and of record by Eastern Utilities Associates (EUA).

     The dividends paid on Eastern Edison's common stock during the past two years are as follows:

                    Dividends Paid                   Dividends Paid
    1995               Per Share    1994                Per Share

    First Quarter       $2.53       First Quarter        $2.22
    Second Quarter       0.43       Second Quarter        2.46
    Third Quarter        0.46       Third Quarter         2.49
    Fourth Quarter       0.45       Fourth Quarter        2.77

     No dividends may be paid on Eastern Edison's common stock unless full dividends on Eastern Edison's outstanding Preferred Stock for all past and the current quarterly dividend periods have been paid or declared and set apart for payment, nor may any dividends be paid on Eastern Edison's common stock if Eastern Edison is in default on any sinking fund obligation provided for its Preferred Stock. See also Notes C, D and E of Notes to Consolidated Financial Statements.

SELECTED CONSOLIDATED FINANCIAL DATA


                             For the Years Ended December 31,
(In Thousands)             1995     1994      1993     1992     1991
 _______________________________________________________________________
Operating Revenues        $420,069 $418,424  $417,021 $420,188 $414,609
Net Earnings                31,455   31,395    28,145   29,231   23,763
Total Assets               739,198  756,045   742,273  776,510  785,365
Capitalization:
  Long-Term Debt           222,313  229,224   264,134  269,995  304,991
  Redeemable Preferred
    Stock-Net               26,218   25,257    24,824   28,171   29,558
  Non-Redeemable
   Preferred Stock                                       8,949    8,949
  Common Equity            244,368  225,064   223,005  220,257  211,126

    Total Capitalization  $492,899 $479,545  $511,963 $527,372 $554,624
                          ======== ========  ======== ======== ========



 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND REVIEW OF OPERATIONS

Overview

     Consolidated Net Earnings for 1995 of $31.5 million were slightly higher than 1994 net earnings of $31.4 million. The 1995 net earnings include a one-time charge of approximately $1.5 million, on an after tax basis, related to the voluntary retirement incentive offer. Also impacting 1995 earnings was Montaup's $13.9 million annual wholesale rate reduction effective May 21, 1994. Offsetting these impacts somewhat were lower litigation expenses resulting from favorable court decisions rendered in 1995, lower interest expense and successful cost control efforts including ongoing savings of the voluntary retirement incentive (See below).

     1994 Consolidated Net Earnings represented a $3.3 million increase over the prior year. Growth of 1.8% in primary kilowatthour (KWH) sales and lower long-term debt interest and preferred dividend requirements in 1994 as compared to 1993 were the major factors contributing to this increase. Early KWH sales gains in the year were offset somewhat by unusually mild weather in the fourth quarter.

Voluntary Retirement Incentive Offer

     On March 15, 1995, EUA announced a corporate reorganization which, among other things, consolidated management of Eastern Edison, Blackstone and Newport. As part of the reorganization, a voluntary retirement incentive (VRI) was offered to 66 professionals of the EUA System including 22 employees of Eastern Edison and Montaup. Forty-nine of those eligible for the program, including 16 employees of Eastern Edison and Montaup, accepted the incentive
and retired effective June 1, 1995.   The cost to Eastern Edison of this
incentive program amounted to a one-time $2.4 million pre-tax ($1.5 million after-tax) charge to second quarter 1995 earnings. The estimated payback period is approximately 18 months.

Comparison of Financial Results

Operating Revenues - 1995 vs 1994

     Operating Revenues for 1995 increased by approximately $1.6 million as compared to 1994. This change is primarily due to increased purchased power and fuel expense recoveries aggregating $5.8 million and additional revenues related to the full year impact of Newport becoming an all-requirements customer of Montaup on May 21, 1994. Offsetting these increases somewhat were decreased conservation and load management (C&LM) expense recoveries of $3.9 million and the full year impact of Montaup's wholesale rate reduction implemented on May 21, 1994 which lowered 1995 revenues by approximately $4.9 million.


Operating Revenues - 1994 vs 1993

     Operating Revenues for 1994 increased by approximately $1.4 million from those of 1993. Contributing to this increase were the recoveries of increased fuel expense of approximately $2.9 million and higher primary KWH sales of 1.8% resulting in approximately $2.7 million of growth in base revenues. Offsetting these positive impacts somewhat was a decrease in revenues of approximately $3.2 million resulting from the net impact of Montaup's 1994 rate decrease.

Expenses - 1995 vs 1994

     The Company's most significant expense items continue to be fuel and purchased power expenses which together comprised about 58.9% of total operating expenses for 1995.

     Fuel expense increased by $3.4 million or 3.8% in 1995 as compared to 1994. This change was caused by an increase of 14.1% in the average cost of fuel offset by decreases in total energy generated and purchased of 11.1%.

     Purchased Power demand expense for 1995 increased $2.6 million to $125.6 million from 1994 amounts. This increase was due primarily to the impact of Newport's purchased power contracts assumed by Montaup effective May 21, 1994, coincident with Newport becoming an all-requirements customer of Montaup, aggregating approximately $4.8 million and increased billings from the Ocean State Power project and the Yankee nuclear units aggregating $5.2 million. These increases were offset somewhat by decreases of approximately $6.7 million resulting from purchase power contracts totaling 41 MW which expired in October 1994, and a net $700,000 reduction in purchases from other power suppliers.

     Other Operation and Maintenance expenses are comprised of two components, Direct Controllable and Indirect. Direct Controllable expenses include expense items such as salaries, fringe benefits, insurance, maintenance, etc. Indirect expenses include items over which the Company has limited short-term control and include such expense items as Montaup's joint ownership interests in generating facilities such as Seabrook Unit 1 and Millstone Unit 3, power contracts where transmission rental fees are fixed, conservation and load management expenses that are fully recovered in revenues and expenses related to accounting standards such as Statement of Financial Accounting Standard No. 106, "Employers' Accounting for Post Retirement Benefits-Retirement Benefits Other Than Pensions" (FAS106).

     Other Operation and Maintenance expenses for 1995 decreased by approximately $5.7 million or 5.6% from 1994 levels. This decrease is due primarily to lower C&LM expense totaling $4.3 million, decreased legal costs of approximately $2.1 million and successful cost control efforts. Offsetting these year-to date decreases somewhat were increases in Montaup power contract expenses and FAS106 expenses aggregating $1.4 million.

     Net interest charges decreased by $1.4 million in 1995 versus 1994. Other Interest expense provisions recorded in June 1994 aggregating $1.0 million related to Internal Revenue Service audits of prior years' consolidated income tax returns were primarily responsible for this change.

Expenses - 1994 vs 1993

     Fuel expense for 1994 increased $2.4 million from 1993. Approximately $2.1 million of 1994's increase in fuel expense relates to the assumed Newport contracts. A 4.8% decrease in the average cost of fuel in 1994 essentially offset the Company's 6.6% increase in total energy requirements.

     Purchased Power expense increased from 1993 by $1.6 million or 1.3%. This increase was primarily due to the impact of Montaup's assumption of Newport's purchased power contracts aggregating approximately $9.8 million. Offsetting this increase somewhat were expired purchased power contracts totaling approximately 41 MW and lower billings by Montaup suppliers aggregating approximately $8.6 million.

     Total Other Operating and Maintenance expenses decreased by approximately $1.7 million or 1.7% in 1994 due primarily to decreases in indirect expenses including approximately $2.3 million in maintenance expense of Montaup's jointly owned units and an additional $2.3 million reduction related to allocated charges from EUA Service Corporation recorded as other operating and maintenance expenses by the company. Partially offsetting these reductions were increases of $2.4 million in conservation and load management expenses and $400,000 of increased transmission and distribution expenses.

     Depreciation and Amortization expense decreased by $900,000 or 3.4% in 1994. The decrease was due primarily to Montaup's Seabrook Unit II loss amortization which was completed in 1993.

     Other Income & (Deductions) - Net increased $1.2 million or over 100% in 1994. The increase is due primarily to the recognition of approximately $900,000 of capitalized costs on nuclear fuel contract buy-out costs that had previously been deferred.

     Interest Expense on Long-Term Debt decreased by $4.1 million or 18.1% for 1994 as compared to 1993 primarily due to Eastern Edison's 1993 refinancing of $195 million of long-term debt at lower rates.

     Other Interest Expense increased $1.7 million or 58.1% in 1994 compared to 1993. The increase was a result of the recognition of approximately $1.0 million in interest related to Internal Revenue Service audits and the allocation methodology adopted in mid 1993 by EUA Service Corporation. Under this new methodology, EUA Service Corporation interest expenses are being allocated to other interest expense. They had previously been recorded as other operating expenses.

     Preferred Dividend Requirements decreased $1.0 million or 32.7% in 1994 due to a full-year impact of Eastern Edison's 1993 Preferred Stock financing activity.

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

     Historically, electric rates have been designed to recover a utility's full costs of providing electric service including recovery of investment in plant assets. Also, in a regulated environment, electric utilities are subject to certain accounting rules that are not applicable to other industries. These accounting rules allow regulated companies, in appropriate circumstances, to establish regulatory assets and liabilities, which defer the current financial impact of certain costs that are expected to be recovered in future rates. Eastern Edison believes that its operations continue to meet the criteria established in these accounting standards. Effects of legislation and/or regulatory initiatives or EUA's own initiatives such as "Choice and Competition" could ultimately cause Eastern Edison to no longer follow these accounting rules. In such an event, a non-cash write-off of regulatory assets and liabilities could be required at that time.

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

Rate Activity

     On March 21, 1994, Montaup filed an application with the Federal Energy Regulatory Commission (FERC) for authorization to reduce its wholesale rates by $10.1 million, or three percent. Montaup supplies electricity at wholesale to EUA's retail electric utilities - Eastern Edison, Blackstone and Newport - and to two non-affiliated municipal utilities. This application was designed to match more closely Montaup's revenues with its decreasing cost of doing business resulting from, among other things, a reduced rate base, lower interest costs and successful cost control efforts.

     On May 21, 1994, Montaup began billing the reduced rates, and on April 14, 1995, FERC approved a settlement agreement between Montaup and the intervenors in the case calling for an annual reduction of approximately $13.9 million (inclusive of the filed $10.1 million reduction).

     Montaup refunded to its customers the difference collected between the $10.1 million filed reduction and the $13.9 million settled reduction in April 1995. Montaup had previously reserved for that refund.

Financial Condition and Liquidity

     Eastern Edison's and Montaup's need for permanent capital is primarily related to the construction of facilities required to meet the needs of existing and future customers. For 1995, 1994 and 1993, Eastern Edison's and Montaup's combined cash construction expenditures were $23.4 million, $23.6 million and $23.0 million, respectively. Internally generated funds provided approximately 236% of Eastern Edison's and Montaup's combined cash construction requirements in 1995.

     Cash construction expenditures are expected to be approximately $28.1 million, $25.9 million and $17.9 million in 1996, 1997 and 1998, respectively, and will be financed with internally generated funds.

     In the utility industry, cash construction requirements not met with internally generated funds are obtained through short-term borrowings which are ultimately funded with permanent capital. EUA System companies, including Eastern Edison and Montaup, maintain short-term lines of credit with various banks aggregating approximately $150 million. These credit lines are available to other affiliated companies under joint credit line arrangements. At December 31, 1995, unused short-term lines of credit amounted to approximately $111 million. At December 31, 1995, Eastern Edison had $4.2 million of outstanding short-term debt and Montaup had no outstanding short-term debt.

     In addition to construction expenditures, projected requirements for maturing long-term debt securities through 2000 are: $7 million in 1996 and $60
million in 1998.   The Company has no sinking fund requirements until the year
2003.

Environmental Matters

     Eastern Edison, Montaup and other companies owning generating units from which power is obtained are subject, like other electric utilities, to environmental and land use regulations at the federal, state and local levels. The United States Environmental Protection Agency (EPA), and certain state and local authorities, have jurisdiction over releases of pollutants, contaminants and hazardous substances into the environment and have broad authority to set rules and regulations in connection therewith, such as the Clean Air Act Amendments of 1990, which could require installation of pollution control devices and remedial actions. In 1994, an environmental audit program designed to ensure compliance with environmental laws and regulations and to identify and reduce liability was instituted by EUA.

     Because of the nature of Eastern Edison's and Montaup's business, various by-products and substances are produced or handled which are classified as hazardous under the rules and regulations promulgated by such authorities. Eastern Edison and Montaup generally provide for the disposal of such substances through licensed contractors, but these statutory provisions generally impose potential joint and several responsibility on the generators of the wastes for cleanup costs. Eastern Edison and Montaup have been notified with respect to a number of sites where they may be responsible for such costs, including sites where they may have joint and several liability with other responsible parties. It is the policy of the EUA System companies to notify liability insurers and to initiate claims, however, Eastern Edison and Montaup are unable to predict whether liability, if any, will be assumed by, or can be enforced against, the insurance carriers in these matters.

     As of December 31, 1995, Eastern Edison and Montaup had incurred costs of approximately $500,000, in connection with these sites. These amounts have been financed primarily by internally generated cash. Montaup is currently recovering certain of its incurred environmental costs in rates.

     Eastern Edison and Montaup estimate that additional costs of up to $500,000 may be incurred at these sites through 1997 by themselves and the other responsible parties. Estimates beyond 1997 cannot be made since site studies, which are the basis of these estimates, have not been completed.

     As a result of the recoverability in current rates of environmental costs, and the uncertainty regarding both its estimated liability, as well as potential contributions from insurance carriers, Eastern Edison and Montaup do not believe that the ultimate impact of environmental costs will be material to their financial position and thus, no loss provision is required at this time.

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

                     Eastern Edison Company and Subsidiary
                        Consolidated Statement of Income
                            Years Ended December 31,
                                 (In Thousands)


                                              1995         1994         1993
Operating Revenues:
   From Affiliated Companies              $ 133,388    $ 126,481    $ 121,934
   Other                                    286,681      291,943      295,087
     Total Operating Revenues               420,069      418,424      417,021
Operating Expenses:
   Fuel                                      90,881       87,522       85,066
   Purchased Power - Demand                 125,594      122,995      121,379
   Other Operation and Maintenance           73,638       80,300       80,781
   Voluntary Retirement Incentive             2,413
   Affiliated Company Transactions           23,386       22,446       23,700
   Depreciation and Amortization             26,039       25,546       26,450
   Taxes - Other than Income                 10,233       10,543        9,287
              - Income                       15,653       15,830       15,945
         Total Operating Expenses           367,837      365,182      362,608
Operating Income                             52,232       53,242       54,413
Equity in Earn. of Jointly Owned Companies    1,646        1,700        1,750
Allowance for Other Funds Used During
   Construction                                 473          263          289
Other Income (Deductions) - Net                 407          897         (289)
Income Before Interest Charges               54,758       56,102       56,163
Interest Charges:
   Interest on Long-Term Debt                18,277       18,488       22,584
   Other Interest Expense                     3,541        4,525        2,863
   Allowance for Borrowed Funds Used During
       Construction (Credit)                   (503)        (294)        (385)
         Net Interest Charges                21,315       22,719       25,062
Net Income                                   33,443       33,383       31,101
Preferred Dividend  Requirements              1,988        1,988        2,956
Consolidated Net Earnings
         Applicable to Common Stock       $  31,455    $  31,395    $  28,145

                  Consolidated Statement of Retained Earnings
                            Years Ended December 31,
                                 (In Thousands)


                                             1995         1994         1993

Retained Earnings - Beginning of Year     $ 105,574    $ 103,515    $ 100,767
Net Income                                   33,443       33,383       31,101
Amort. of Preferred Stock Redemption Premium   (961)        (596)        (597)
      Total                                 138,056      136,302      131,271
Dividends Paid:
  Preferred                                   1,988        1,988        2,977
  Common                                     11,190       28,740       24,779
Retained Earnings - End of Year           $ 124,878    $ 105,574    $ 103,515

   The accompanying notes are an integral part of the financial statements.

                                            Eastern Edison Company and Subsidiary
                                            Consolidated Statements of Cash Flows
                                                  Years Ended December 31,
                                                       (In Thousands)


                                                1995         1994       1993
CASH FLOW FROM OPERATING ACTIVITIES:
Net Income                                $  33,443    $  33,383    $  31,101
Adjustments to Reconcile Net Income
  to Net Cash Provided by Operating Activities:
       Depreciation and Amortization         29,852       28,981       29,477
       Amortization of Nuclear Fuel           3,647        3,310        5,136
       Deferred Taxes                         2,694        5,500        2,981
       Investment Tax Credit, Net              (942)        (348)      (1,016)
       All. for Funds Used During Construction (473)        (263)        (289)
       Other - Net                            1,219       (3,285)      (3,331)
Changes to Operating Assets and Liabilities:
       Accounts Receivable                   (7,055)      (7,667)          (7)
       Fuel, Materials and Supplies          (1,678)         194          899
       Accounts Payable                         827        3,495         (792)
       Accrued Taxes                          1,807       (2,814)         835
       Other - Net                           (6,630)       4,485       (5,063)
Net Cash Provided from Operating Activities  56,711       64,971       59,931

CASH FLOW FROM INVESTING ACTIVITIES:
    Construction Expenditures               (23,423)     (23,613)     (22,967)
Net Cash (Used in) Investing Activities     (23,423)     (23,613)     (22,967)

CASH FLOW FROM FINANCING ACTIVITIES:
Issuances:
        Long-Term Debt                                         0      195,000
        Preferred Stock                                        0       30,000

        Long-Term Debt                      (35,000)           0      (205,000
        Preferred Stock                                        0      (41,600)
        Premium on Reacquisition
          and Financing Expenses                             (62)     (12,430)
   Common Stock Dividends Paid              (11,190)     (28,740)     (24,779)
   Preferred Dividends Paid                  (1,988)      (1,988)      (2,977)
   Net Increase in Short Term Debt            4,158
Net Cash (Used in) Financing Activities     (44,020)     (30,790)     (61,786)

Net (Decrease) Increase in Cash
   and Temporary Cash Investments           (10,732)      10,568      (24,822)

Cash and Temporary Cash Investments at
     Beginning of Year                       11,265          697       25,519

Cash and Temporary Cash Investments at
     End of Year                          $     533    $  11,265    $     697


Cash paid during the year for:
     Interest (Net of Amts. Capitalized)  $  18,343    $  18,406    $  27,200
     Income Taxes                         $   9,044    $  15,877    $  13,372


    The accompanying notes are an integral part of the financial statements.

                                            Eastern Edison Company and Subsidiary
                                                 Consolidated Balance Sheets
                                                        December 31,
                                                       (In Thousands)
ASSETS

                                                           1995         1994
Utility Plant and Other Investments:
   Utility Plant                                       $ 798,706    $ 789,596
   Less Accumulated Provision for Depreciation           241,673      228,241
   Net Utility Plant                                     557,033      561,355
   Non-Utility Property - Net                              2,705        2,705
   Investment in Jointly Owned Companies                  13,223       13,488
   Other Investments (at cost)                                50           50
         Total Utility Plant and Other Investments       573,011      577,598
Current Assets:
   Cash and Temporary Cash Investments                       533       11,265
   Accounts Receivable:
       Customers                                          25,730       25,896
       Others                                              2,348        3,800
       Accrued Unbilled Revenue                            9,158        8,283
       Associated Companies                               25,861       18,061
   Fuel (at average cost)                                  7,385        6,344
   Plant Materials and Operating Supplies (at avg. cost)   3,937        3,300
   Prepayments and Other Current Assets                    4,170        5,952
       Total Current Assets                               79,122       82,901
Other Assets (Note A)                                     87,065       95,546
Total Assets                                           $ 739,198    $ 756,045

 LIABILITIES AND CAPITALIZATION
Capitalization:
   Common Equity                                       $ 244,368    $ 225,064
   Redeemable Preferred Stock - Net                       29,665       29,665
   Preferred Stock Redemption Cost                         (3,447)      (4,408)
   Long-term Debt - Net                                  222,313      229,224
       Total Capitalization                              492,899      479,545
Current Liabilities:
   Long-term Debt Due Within One Year                      7,000       35,000
   Notes Payable                                           4,158
   Accounts Payable:
      Public                                              27,242       24,578
      Associated Companies                                 3,913        5,749
   Customer Deposits                                       1,103        1,101
   Taxes Accrued                                           3,219        1,411
   Interest Accrued                                        4,999        5,486
   Other Current Liabilities                               7,332       15,259
     Total Current Liabilities                            58,966       88,584
Deferred Credits:
   Unamortized Investment Credit                          17,842       18,784
   Other Deferred Credits                                 40,725       49,476
     Total Deferred Credits                               58,567       68,260
Accumulated Deferred Taxes                               128,766      119,656
Commitments and Contingencies (Note J)
Total Liabilities and Capitalization                   $ 739,198    $ 756,045

   The accompanying notes are an integral part of the financial statements.

                     Eastern Edison Company and Subsidiary
                    Consolidated Statement of Capitalization
                                  December 31,
                                 (In Thousands)

                                                           1995         1994
Common Stock:
  $25 par value, authorized and outstanding
     2,891,357 shares                                  $  72,284    $  72,284
   Other Paid-In Capital                                  47,249       47,249
   Common Stock Expense                                      (43)         (43)
   Retained Earnings                                     124,878      105,574
       Total Common Equity                               244,368      225,064
Redeemable Preferred Stock:
   6 5/8%, $100 par value, 300,000 shares <F1>            30,000       30,000
   Expense, Net of Premium                                  (335)        (335)
   Preferred Stock Redemption Cost                        (3,447)      (4,408)
       Total Redeemable Preferred Stock                   26,218       25,257
Long-Term Debt:
   First Mortgage and Collateral Trust Bonds:
   5 7/8% due 1998                                        20,000       20,000
   6 7/8% due 2003                                        40,000       40,000
   8% due 2023                                            40,000       40,000
   5 3/4% due 1998                                        40,000       40,000
   6.35% due 2003                                          8,000        8,000
   4.875% due 1996                                         7,000        7,000
    8.90% Secured Medium-Term Notes due 1995                           10,000
    7.78% Secured Medium-Term Notes due 2002              35,000       35,000
   Pollution Control Revenue Bond:
    5 7/8% due 2008                                       40,000       40,000
   Unsecured Medium-Term Notes:
    9-9 1/4% due 1995 - Series A                                       25,000
Unamortized (Discount) - Net                                (687)        (776)
                                                         229,313      264,224
Less Portion Due Within One Year                           7,000       35,000
       Total Long-Term Debt                              222,313      229,224
Total Capitalization                                   $ 492,899    $ 479,545


 <F1>  Authorized and Outstanding.

   The accompanying notes are an integral part of the financial statements.


               EASTERN EDISON COMPANY AND SUBSIDIARY
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                December 31, 1995, 1994, and 1993


(A) Nature of Operations and Summary of Significant Accounting
   Policies:

   General: Eastern Edison Company (Eastern Edison or the Company) and its wholly owned subsidiary, Montaup Electric Company (Montaup) are principally engaged in the generation, transmission, distribution and sale of electric energy.

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

   The accounting policies and practices of Eastern Edison and of Montaup are subject to regulation by FERC and the MDPU with respect to their rates and accounting. Eastern Edison and Montaup conform with generally accepted accounting principles, as applied in the case of regulated public utilities, and conform with the accounting requirements and ratemaking practices of the regulatory authority having jurisdiction.

   Principles of Consolidation: The consolidated financial statements include the accounts of Eastern Edison and its subsidiary, Montaup. All material intercompany balances and transactions have been eliminated in consolidation.

   Reclassifications: Certain prior period amounts on the financial statements have been reclassified to conform with current presentation.

   Jointly Owned Companies: Montaup follows the equity method of accounting for its stock ownership investments in jointly owned companies including four regional nuclear generating companies. Montaup's investments in these nuclear generating companies range from 2.25 to 4.50 percent. Montaup is entitled to the electricity produced from these facilities based on its ownership interests and is billed pursuant to contractual agreements which are approved by FERC.

   One of the four nuclear generating facilities is being decommissioned, but Montaup is required to pay, and has received FERC authorization to recover, its proportionate share of any unrecovered costs and costs incurred after the plant's retirement. Montaup's share of all unrecovered assets and the total estimated costs to decommission the unit aggregated approximately $10.1 million at December 31, 1995 and is included with Other Liabilities on the Consolidated Balance Sheet. Also, due to recoverability, a regulatory asset has been recorded for the same amount and is included with Other Assets.

   Montaup also has a stock ownership investment of 3.27% in each of the two companies which own and operate certain interconnection facilities used to transmit hydroelectric power between the Hydro-Quebec Electric System and New England.

  Transactions with Affiliates: Eastern Edison is a wholly owned subsidiary of Eastern Utilities Associates (EUA). In addition to its investment in Eastern Edison, EUA has interests in two other retail companies, a service corporation, and three other non-utility companies.

  Transactions between Montaup and other affiliated companies include the following: sales of electricity by Montaup to Blackstone Valley Electric Company (Blackstone) and Newport Electric Corporation (Newport) aggregating approximately $133,841,000 in 1995, $126,237,000 in 1994, and $121,447,000 in
1993; accounting, engineering and other services rendered by EUA Service Corporation to Eastern Edison and Montaup of approximately $29,264,000, $27,365,000, and $27,418,000 in 1995, 1994 and 1993, respectively; and
operating expense from the rental of transmission and generation facilities by Blackstone and Newport to Montaup aggregating approximately $4,351,000 in 1995, $3,627,000 in 1994, and $2,884,000 in 1993. Montaup rental of transmission facilities to Newport for the years 1995, 1994 and 1993 amounted to zero, $149,000 and $487,000, respectively. Transactions with affiliated companies are subject to review by applicable regulatory commissions.

  Utility Plant and Depreciation: Utility plant is stated at original cost. The cost of additions to utility plant includes contracted work, direct labor and material, allocable overhead, allowance for funds used during construction and indirect charges for engineering and supervision. For financial statement purposes, depreciation is computed on the straight-line method based on estimated useful lives of the various classes of property. Provisions for depreciation, on a consolidated basis, were equivalent to a composite rate of approximately 3.2% in 1995, 1994 and 1993 based on the average depreciable property balances at the beginning and end of each year.

  Electric Plant Held for Future Use: In January 1994 Montaup determined that it would not be economically feasible to bring its 42-year old, coal-fired Somerset Station Unit 5 generating unit into compliance with Clean Air Act Amendments of 1990 (Clean Air Act). The unit was placed in cold storage and its net investment, $5.4 million, was transferred to electric plant held for future use pending final determination by Montaup of its usefulness. Under terms of the settlement agreement filed with FERC, entered into by Montaup and the intervenors in Montaup's 1994 rate decrease application, Montaup continues to earn a return on the net investment of the unit.

  Other Assets: The components of Other Assets at December 31, 1995 and 1994 are detailed as follows:


(in Thousands)                              1995     1994
Regulatory Assets:
  Unamortized losses on
    reacquired debt                       $14,981  $16,693
  Unrecovered plant and
    decommissioning cost                   10,100   18,400
  Deferred SFAS 109 costs (Note B)         44,387   39,506
  Deferred SFAS 106 costs (Note J)          2,365    2,723
  Other regulatory assets                   4,790    7,280
    Total regulatory assets                76,623   84,602
Other deferred charges and assets:
  Unamortized debt expenses                 2,847    3,345
  Other                                  7,595       7,599
    Total Other Assets                    $87,065  $95,546

  Regulatory Accounting: Eastern Edison and Montaup are subject to certain accounting rules that are not applicable to other industries. These accounting rules allow regulated companies, in appropriate circumstances, to establish regulatory assets and liabilities, which defer the current financial impact of certain costs that are expected to be recovered in future rates. Eastern Edison and Montaup believe that their operations continue to meet the criteria established in these accounting standards. Effects of legislation and/or regulatory initiatives or EUA's own initiatives such as "Choice and Competition" could ultimately cause Eastern Edison and Montaup to no longer follow these accounting rules. In such an event, a non-cash write-off of regulatory assets and liabilities could be required at that time.

  Allowance for Funds Used During Construction (AFUDC): AFUDC represents the estimated cost of borrowed and equity funds used to finance Eastern Edison's and Montaup's construction program. In accordance with regulatory accounting, AFUDC is capitalized, as a cost of utility plant, in the same manner as certain general and administrative costs. AFUDC is not an item of current cash income, but is recovered over the service life of utility plant in the form of increased revenues collected as a result of higher depreciation expense. The combined rate used in calculating AFUDC was 9.4% in 1995, 9.6% in 1994 and 9.3% in 1993.

  Operating Revenues: Revenues are based on billing rates authorized by applicable federal and state regulatory commissions. Eastern Edison follows the policy of accruing the estimated amount of unbilled base rate revenues for electricity provided at the end of the month to more closely match costs and revenues. Montaup recognizes revenues when billed. In addition, Eastern Edison and Montaup also record the difference between fuel costs incurred and fuel costs billed. Montaup also records the difference between purchased power costs incurred and billed.

  Income Taxes: The general policy of Eastern Edison and Montaup with respect to accounting for federal income taxes is to reflect in income the estimated amount of taxes currently payable, as determined from the EUA consolidated tax return on an allocated basis, and to provide for deferred taxes on certain items subject to temporary differences to the extent permitted by the various regulatory commissions.

  As permitted by the regulatory commissions, it is the policy of Eastern Edison and Montaup to defer recognition of the annual investment tax credits and to amortize these credits over the productive lives of the related assets.

  Cash and Temporary Cash Investments: Eastern Edison and Montaup consider all highly liquid investments and temporary cash investments with a maturity of three months or less, when acquired, to be cash equivalents.

  New Accounting Standard: In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" (FAS 121), effective for fiscal year 1996. FAS 121 requires all regulatory assets, assets which were established as a result of high probability of recovery in a regulated environment, to continue to meet that high probability of recovery at each balance sheet date. Based on the current regulatory framework, management does not expect that adoption of this standard will have a material effect on Eastern Edison's financial position or results of operation. However, this assumption may change in the future as changes are made in the current regulatory framework or as competitive factors influence wholesale and retail pricing in the electric utility industry.


(B)  Income Taxes:

     Components of income tax expense for the years 1995, 1994, and 1993 are as follows:
_________________________________________________________________
(In Thousands)                1995         1994     1993

Federal:
  Current                     $11,387    $ 9,143   $11,554
  Deferred                      3,679      4,697     2,841
  Investment Tax Credit, Net     (942)      (348)   (1,016)
                              $14,124     13,492    13,379
State:
  Current                       2,447      1,468     2,359
  Deferred                       (918)       870       207
                                1,529      2,338     2,566
Charged to Operations          15,653     15,830    15,945
Charged to Other Income:
  Current                         522        617       392
  Deferred                        (67)       (67)      (67)
     Total                    $16,108    $16,380   $16,270



  Total income tax expense was different than the amounts computed by applying federal income tax statutory rates to book income subject to tax for the following reasons:
________________________________________________________________
(In Thousands)                     1995        1994     1993

Federal Income Tax Computed
   at Statutory Rates             $17,343  $17,417   $16,580
(Decreases) Increases in Tax from:
   Equity Component of AFUDC         (165)     (92)     (101)
   Consolidated Tax Savings          (108)    (651)     (314)
   Depreciation Differences          (264)    (321)      851
   Amortization and Utilization
      of ITC                         (942)     (945)  (1,066)
   State Taxes, Net of Federal
      Income Tax Benefit           (2,625)    1,614    1,735
   Cost of Removal                     58      (226)    (273)
   Other                            2,811      (416)  (1,142)
Total Income Tax Expense          $16,108  $16,380   $16,270


(B)  Income Taxes -- Continued

     Eastern Edison and Montaup adopted Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" (FAS109) which required recognition of deferred income taxes for temporary differences that are reported in different years for financial reporting and tax purposes using the liability method. Under the liability method, deferred tax liabilities or assets are computed using the tax rates that will be in effect when temporary differences reverse. Generally, for regulated companies, the change in tax rates may not be immediately recognized in operating results because of rate making treatment and provisions in the Tax Reform Act of 1986. At December 31, 1995 and 1994 no valuation allowance was deemed necessary for total deferred tax assets. The total deferred tax assets and liabilities at December 31, 1995 and 1994 are comprised as follows:


                     Deferred Tax                    Deferred Tax
                         Assets                      Liabilities
                        ($000)                           ($000)
                       1995    1994                  1995       1994
Plant Related                         Plant Related
 Differences        $16,181 $16,221 Differences   $146,632  $137,072
Alternative                           Refinancing
 Minimum Tax          4,470   4,479      Costs        1,691    1,772
Litigation Provisions      0     795  Pensions          940    1,233
Pensions              1,070     514
Other                 1,060   1,866   Other          1,901     3,024
   Total            $22,781 $23,875      Total    $151,164  $143,101

       As of December 31, 1995 and 1994, the Company had recorded on its Consolidated Balance Sheet a regulatory liability to ratepayers of approximately $23.6 million and $25.2 million, respectively. This amount primarily represents excess deferred income taxes resulting from the reduction in the federal income tax rate and also includes deferred taxes provided on investment tax credits. Also at December 31, 1995 and 1994, a regulatory asset of approximately $44.4 million and $39.5 million, respectively, has been recorded, representing the cumulative amount of federal income taxes on temporary depreciation differences which were previously flowed through to ratepayers.

       Eastern Edison and Montaup have approximately $92,000 and $4.4 million, respectively, of alternative minimum tax credits which can be utilized to reduce the EUA System's consolidated regular tax liability and have no expiration.


(C) Capital Stock:

       Under the terms and provisions of the issues of preferred stock of Eastern Edison, certain restrictions are placed upon the payment of dividends on common stock by Eastern Edison. At December 31, 1995 and 1994, the respective capitalization ratios were in excess of the minimum requirements which would make these restrictions effective.

(D)  Redeemable Preferred Stock

       Eastern Edison's 6-5/8% Preferred Stock issue is entitled to an annual mandatory sinking fund sufficient to redeem 15,000 shares commencing September 1, 2003. The redemption price is $100 per share plus accrued dividends. All outstanding shares of the 6-5/8% issue will be subject to mandatory redemption on September 1, 2008 at a price of $100 per share plus accrued dividends.

       In the event of liquidation, the holders of Eastern Edison's 6-5/8% Preferred Stock are entitled to $100 per share plus accrued dividends.

(E)  Retained Earnings:

       Under the provisions of Eastern Edison's Indenture securing the First Mortgage and Collateral Trust Bonds, retained earnings in the amount of $120,723,852 as of December 31, 1995 were unrestricted as to the payment of cash dividends on its Common Stock.

(F)  Long-Term Debt:

       The various mortgage bond issues of Eastern Edison are collateralized by substantially all of their utility plant. In addition, Eastern Edison's bonds are collateralized by securities of Montaup, which are wholly-owned by Eastern Edison, in the principal amount of approximately $236 million.

       The Company's aggregate amount of current cash sinking fund requirements and maturities of long-term debt, (excluding amounts that may be satisfied by available property additions) for each of the five years following 1995 are: $7 million in 1996, none in 1997, $60 million in 1998 and none in 1999 and 2000.

(G)  Lines of Credit:

       EUA System companies including Eastern Edison maintain short-term lines of credit with various banks aggregating approximately $150 million. At December 31, 1995, unused short-term lines of credit were approximately $111 million. These credit lines are available to other EUA System companies under joint credit line arrangements. In accordance with informal agreements with the various banks, commitment fees are required to maintain certain lines of credit. During 1995, the weighted average interest rate for short-term borrowings by the Company was 6.1%.

(H) Jointly Owned Facilities:

       At December 31, 1995, in addition to the stock ownership interests discussed in Note A, Summary of Significant Accounting Policies - Jointly Owned Companies, Montaup had direct ownership interests in the following electric generating facilities (dollars in thousands):

                                  Accumulated
                                  Provision For    Net      Construc-
                         Utility   Depreciation     Utility    tion
                 Percent Plant in      and          Plant in  Work in
                 Owned   Service   Amortization    Service   Progress

Montaup:
 Canal Unit 2    50.00%   $ 71,715    $42,657      $29,058     $2,085
 Wyman Unit 4     1.96%      4,050      2,020        2,030
 Seabrook Unit 1  2.90%    194,735     23,993      170,742        454
 Millstone Unit 3 4.01%    178,231     40,482      137,749         42

     The foregoing amounts represent Montaup's interest in each facility, including nuclear fuel where appropriate, and are included on the like-captioned lines on the Consolidated Balance Sheet. At December 31, 1995, Montaup's total net investment in nuclear fuel of the Seabrook and Millstone Units amounted to $3.0 million and $2.2 million, respectively. Montaup's shares of related operating and maintenance expenses with respect to units reflected in the table above are included in the corresponding operating expenses on the Consolidated Statement of Income.

(I)  Fair Value of Financial Instruments:

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate:

     Cash and Temporary Cash Investments: The carrying amount approximates fair value because of the short-term maturity of those instruments.

     Redeemable Preferred Stock and Long-Term Debt: The fair value of the Company's redeemable preferred stock and long-term debt were based on quoted market prices for such securities.

     The estimated fair values of the Company's financial instruments at December 31, 1995 are as follows (dollars in thousands):

                                       Carrying         Fair
                                        Amount          Value
 Cash and Temporary Cash Investments  $  11,265        $ 11,265

 Redeemable Preferred Stock              30,000          31,800

 Long-Term Debt                       $ 230,000        $233,292


(J) Commitments and Contingencies:

    The owners (or lead participants) of the nuclear units in which Montaup has an interest have made, or expect to make, various arrangements for the acquisition of uranium concentrate, the conversion, enrichment, fabrication and utilization of nuclear fuel and the disposition of that fuel after use. The owners (or lead participants) of United States nuclear units have entered into contracts with the Department of Energy (DOE) for disposal of spent nuclear fuel in accordance with the Nuclear Waste Policy Act (NWPA). The NWPA requires (subject to various contingencies) that the federal government design, license, construct and operate a permanent repository for high level radioactive wastes and spent nuclear fuel and establish a prescribed fee for the disposal of such wastes and nuclear fuel. The NWPA specifies that the DOE provide for the disposal of such waste and spent nuclear fuel starting in 1998. Objections on environmental and other grounds have been asserted against proposals for storage as well as disposal of spent nuclear fuel. The DOE now estimates that a permanent disposal site for spent fuel will not be ready to accept fuel for storage or disposal until as late as the year 2010. Montaup owns a 4.01% interest in Millstone Unit 3 and a 2.9% interest in Seabrook Unit 1. Northeast Utilities, the operator of the units, indicates that Millstone Unit 3 has sufficient on-site storage facilities which with rack additions can
accommodate its spent fuel for the projected life of the unit.   At the
Seabrook Project, there is on-site storage capacity which, with rack additions, will be sufficient to at least the year 2011.

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

    Also, Montaup is recovering through rates its share of estimated decommissioning costs for Millstone Unit 3 and Seabrook Unit 1. Montaup's share of the current estimate of total costs to decommission Millstone Unit 3 is $19.2 million in 1995 dollars, and Seabrook Unit 1 is $12.5 million in 1995 dollars. These figures are based on studies performed for the lead owner of the units. Montaup also pays into decommissioning reserves pursuant to contractual arrangements with other nuclear generating facilities in which it has an equity ownership interest or life of the unit entitlement. Such expenses are currently recoverable through rates.

Pensions: Eastern Edison and Montaup participate with the other EUA System companies in non-contributory defined benefit pension plans covering substantially all of their employees (Retirement Plan). Retirement Plan benefits are based on years of service and average compensation over the four years prior to retirement. It is the EUA System's policy to fund the Retirement Plan on a current basis in amounts determined to meet the funding standards established by the Employee Retirement Income Security Act of 1974.

     Net pension expense (income) for the Retirement Plan, including amounts related to the 1995 voluntary retirement incentive, was $632,566 in 1995, $249,858 in 1994 and $(326,517) in 1993 and included the following components:

                                           1995      1994        1993
Service cost - benefits earned during
  the period                          $ 1,503,804 $ 1,783,085 $ 1,414,382
Interest cost on projected benefit
  obligation                            5,574,660   5,217,393   5,133,080
Actual loss (return) on assets        (22,158,215)    926,980 (10,891,951)
Net amortization and deferrals         14,855,399  (7,677,600)  4,017,972
Net periodic pension (income) expense $  (224,352) $  249,858 $ ( 326,517)
Voluntary retirement incentive            856,918
Total periodic pension
    expense (income)                  $   632,566  $  249,858 $ (326,517)
                                        =========    ========   =========

Assumptions used to determine pension cost:

                                   1995      1994     1993
Discount Rate                      8.25%     7.25%    8.75%
Compensation Increase Rate         4.75%     4.75%    6.00%
Long-Term Return on Assets         9.50%     9.50%   10.00%

     The discount rate and compensation increase rate used to determine pension costs were changed effective January 1, 1996 to 7.25% and 4.25%, respectively. The funded status of the Retirement Plan cannot be presented separately for Eastern Edison and Montaup as they participate in the Retirement Plan with other subsidiaries of EUA.

     The one-time voluntary retirement incentive also resulted in approximately $800,000 of non-qualified pension benefits which were expensed in 1995. At December 31, 1995, approximately $449,000 is included in other liabilities for these unfunded benefits.

     EUA also maintains non-qualified supplemental retirement plans for certain officers of the EUA System (Supplemental Plans). Benefits provided under the Supplemental Plans are based primarily on compensation at retirement date. EUA maintains life insurance on the participants of the Supplemental Plans to fund in whole, or in part, its future liabilities under the Supplemental Plans. For the three years ended December 31, 1995, 1994 and 1993 expenses related to the supplemental plan were approximately $825,000, $266,000, and $1.3 million, respectively.

     Post-Retirement Benefits: Retired employees are entitled to participate in health care and life insurance benefit plans. Health care benefits are subject to deductibles and other limitations. Health care and life insurance benefits are partially funded by EUA System companies for all qualified employees.

     Eastern Edison and Montaup adopted FAS106, "Employers' Accounting for Post-Retirement Benefits Other Than Pensions," as of January 1, 1993. This standard establishes accounting and reporting standards for such post-retirement benefits as health care and life insurance. Under FAS106 the present value of future benefits is recorded as a periodic expense over employee service periods through the date they become fully eligible for benefits. With respect to periods prior to adopting FAS106, EUA elected to recognize accrued costs (the Transition Obligation) over a period of 20 years, as permitted by FAS106. The resultant annual expense, including amortization of the Transition Obligation and net of amounts capitalized and deferred, was approximately $4.0 million in 1995, $3.4 million in 1994 and $3.4 million in 1993. The total cost of Post-Retirement Benefits other than Pensions for 1995, 1994 and 1993 includes the following components (in thousands):

                                             1995       1994    1993
  Service cost                              $   565   $  880  $  767
  Interest cost                               2,926    3,252   3,556
  Actual return on plan assets                 (388)     (75)    (41)
  Amortization of transition obligation       1,965    2,026   2,040
  Net other amortization & deferrals           (632)     (50)    (40)
  Net periodic post-retirement benefit costs  4,436    6,033   6,282
  Voluntary retirement incentive                470
  Total post-retirement benefit costs       $ 4,906   $6,033  $6,282
  Assumptions
  Discount rate                               8.25%     7.25%     8.75%
  Health care cost trend rate-near-term      11.00%    13.00%    13.00%
                    -long-term                5.00%     5.00%     6.25%
  Compensation increase rate                  4.75%     4.75%     6.00%
  Rate of return on plan assets-union         8.50%     8.50%     8.50%
                       - non-union            5.50%     5.50%     5.50%

  Reconciliation of funded status:

                                              1995      1994     1993
  Accumulated post-retirement benefit obligation (APBO):
  Retirees                                  $(23,223) $(20,227) $(20,556)
  Active employee fully eligible for benefits (3,649)   (4,116)   (7,669)
  Other active employees                      (7,711)   (9,255)   (9,488)
         Total                               (34,583)  (33,598)   (37,713)
  Fair Value of assets (primarily notes
          and bonds)                           3,830     2,169        747
  Unrecognized transition obligation          27,726    30,007     31,674
  Unrecognized net (gain) loss                (2,142)   (3,158)     2,597
  (Accrued)/prepaid post-retirement
           benefit cost                     $ (5,169) $ (4,580)  $ (2,695)


      The discount rate and compensation increase rate used to determine post-retirement benefit costs were changed effective January 1, 1996, to 7.25% and 4.25%, respectively and were used to calculate the funded status of Post-Retirement Benefits at December 31, 1995.

     Increasing the assumed health care cost trend rate by 1% each year would increase the total post-retirement benefit cost for 1995 by approximately $478,000 and increase the total accumulated post-retirement benefit obligation by approximately $3.7 million.

     Eastern Edison and Montaup have also established an irrevocable external Voluntary Employees' Beneficiary Association (VEBA) Trust Fund as required by the aforementioned regulatory decisions. Contributions to the VEBA fund commenced in March 1993 and contributions totaling approximately $3.2 million and $2.9 million were made during 1995 and 1994, respectively.


     Long-Term Purchased Power Contracts: Montaup is committed under long-term purchased power contracts, expiring on various dates through September 2021, to pay demand charges whether or not energy is received. Under terms in effect at December 31, 1995, the aggregate annual minimum commitments for such contracts are approximately $129 million in 1996 and 1997, $128 million in 1998, $127 million in 1999, $123 million in 2000 and will aggregate $1.4 billion for the ensuing years. In addition, the EUA System is required to pay additional amounts depending on the actual amount of energy received under such contracts. The demand costs associated with these contracts are reflected as Purchased Power-Demand on the Consolidated Statement of Income. Such costs are currently recoverable through rates.

     Environmental Matters: The Comprehensive Environmental Response, Compensation Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, and certain similar state statutes authorize various governmental authorities to seek court orders compelling responsible parties to take cleanup action at disposal sites which have been determined by such governmental authorities to present an imminent and substantial danger to the public and to the environment because of an actual or threatened release of hazardous substances. Because of the nature of the Eastern Edison business, various by-products and substances are produced or handled which are classified as hazardous under the rules and regulations promulgated by the United States Environmental Protection Agency (EPA) as well as state and local authorities. The Company generally provides for the disposal of such substances through licensed contractors, but these statutory provisions generally impose potential joint and several responsibility on the generators of the wastes for cleanup costs. Eastern Edison and Montaup have been notified with respect to a number of sites where they may be responsible for such costs, including sites where they may have joint and several liability with other responsible parties. It is the policy of Eastern Edison and Montaup to notify liability insurers and to initiate claims. However, it is not possible at this time to predict whether liability, if any, will be assumed by, or can be enforced against, the insurance carrier in these matters.

     As of December 31, 1995, Eastern Edison and Montaup have incurred costs of approximately $500,000 in connection with the foregoing environmental matters and estimate that additional expenditures may be incurred through 1997 up to $500,000.

     As a general matter Eastern Edison and Montaup will seek to recover costs relating to environmental proceedings in their rates. Montaup is currently recovering certain of the incurred costs in its rates. Estimated amounts after 1997 are not now determinable since site studies which are the basis of these estimates have not been completed. As a result of the recoverability in current rates, and the uncertainty regarding both its estimated liability, as well as potential contributions from insurance carriers and other responsible parties, Eastern Edison and Montaup do not believe that the ultimate impact of the environmental costs will be material to their financial position and thus, no loss provision is required at this time.

     The Clean Air Act Amendments of 1990 (Clean Air Act) created new regulatory programs and generally updated and strengthened air pollution control laws. These amendments will expand the regulatory role of the EPA regarding emissions from electric generating facilities and a host of other sources. Montaup generating facilities were first affected in 1995, when EPA regulations took effect for facilities owned by Montaup. Montaup's coal-fired Somerset Unit No. 6 is utilizing lower sulfur coal to meet the 1995 air standards. Eastern Edison does not anticipate the impact from the Amendments to be material to its financial position.

     In April 1992, the Northeast States for Coordinated Air Use Management (NESCAUM), an environmental advisory group for eight Northeast states including Massachusetts and Rhode Island issued recommendations for oxides of nitrogen controls for existing utility boilers required to meet the ozone non-attainment requirements of the Clean Air Act Amendments. The NESCAUM recommendations are more restrictive than EPA's requirements. The DEP has amended its regulations to require that Reasonably Available Control Technology (RACT) be implemented at all stationary sources potentially emitting 50 tons per year or more of oxides of nitrogen. Rhode Island has also issued similar regulations requiring that RACT be implemented at all stationary sources potentially emitting 50 tons or more per year of nitrogen oxide. Montaup has initiated compliance through, among other things, selective, noncatalytic reduction processes.

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

     Some states have enacted regulations to limit the strength of EMF at the edge of transmission line rights-of way. Rhode Island has enacted a statute which authorizes and directs the Rhode Island Energy Facility Siting Board to establish rules and/or regulations governing construction of high voltage transmission lines of 69 KV or more. There is a bill pending in the Massachusetts legislature that would authorize the MDPU to examine the potential health effects of EMF. Management cannot predict the impact, if any, which legislation or other developments concerning EMF may have on Eastern Edison or Montaup.

     Guarantee of Financial Obligations: Montaup is a 3.27% equity participant in two companies which own and operate transmission facilities interconnecting New England and the Hydro Quebec system in Canada. Montaup has guaranteed approximately $5.2 million of the outstanding debt of these two companies. In addition, Montaup has a minimum rental commitment which totals approximately $13.5 million under a noncancellable transmission facilities support agreement for years subsequent to 1995.


Other

     In December 1992, Montaup commenced a declaratory judgment action in which it sought to have the Massachusetts Superior Court determine its rights under the Power Purchase Agreement between it and Aquidneck Power Limited Partnership (Aquidneck).

     In April 1995, Montaup filed a motion for summary judgement, and in June 1995, the court granted Montaup's motion. In July, Aquidneck filed for appeal of the court's decision.

      Montaup, EUA and EUA Service intend to vigorously contest the appeal and continue to believe that Aquidneck's claims have no basis in law.


                              Report of Independent Accountants


To the Directors and Shareholder of
Eastern Edison Company and Subsidiary:

We have audited the accompanying consolidated balance sheets and consolidated statement of capitalization of Eastern Edison Company and its subsidiary (the Company) as of December 31, 1995 and 1994, and the related consolidated statements of income, retained earnings and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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