Form 10-K405, Exhibit 13
period 1996-12-31
EASTERN UTILITIES ASSOCIATES; BLACKSTONE VALLEY ELECTRIC CO; EASTERN EDISON CO
filed 1997-03-21
CIK 31224, 12473, 14407

Eastern Utilities

A diversified energy services
company leading the way
into the era of electric utility
competition

1996 Annual Report
EUA System Profile

Eastern Utilities Associates is a diversified energy services company whose shares are traded on the New York and Pacific Stock Exchanges under the ticker symbol EUA. Its subsidiaries are engaged in the generation, transmission, distribution and sale of electricity, and energy-related services such as energy management and conservation and efficient use of energy.
To better reflect the competitive business environment in which it operates, EUA is organized in four distinct business units.

Core Electric Business
EUA's core electric business comprises two business units. The retail business unit provides electric distribution service to approximately 299,000 customers in southeastern Massachusetts, and northern and coastal Rhode Island. Electric distribution subsidiaries are Blackstone Valley Electric Company, Eastern Edison Company and Newport Electric Corporation. The wholesale business unit is Montaup Electric Company, EUA's generation and transmission subsidiary, which provides electricity at whole sale to the electric distribution subsidiaries and two other non-affiliated municipal electric utilities, and high voltage transmission services.

Energy Related Business
EUA's energy related business unit includes EUA Cogenex Corporation, EUA Ocean State Corporation, EUA Energy Investment Corporation and EUA Energy Services Corporation which owns our interest in Duke/Louis Dreyfus Energy Services (New England) LLC, a power marketing partnership. EUA Cogenex is the most active of our energy related companies with energy services contracts throughout the United States and Canada. EUA Ocean State owns a 29.9% partnership interest in the Ocean State Power electric generating station in northern Rhode Island. EUA Energy Investment makes investments in energy related businesses. Duke/Louis Dreyfus Energy Services plans to market energy and energy related services in New England.

Corporate
The corporate business unit is made up of Eastern Utilities Associates - the System's parent company - and EUA Service Corporation which provides professional and technical services to all EUA System companies.

Cover:
The reorganization of our industry required the untiring efforts of many members of the EUA team. Our employees are working together with all our constituents to smooth the transition from monopoly to competition. The photos in the continuum of this annual report reflect the diversity and diligence of their contributions.

To Our Shareholders

Dear Shareholder:

1996 was a defining year for the electric utility industry in New England, including Eastern Utilities Associates. It was a year in which we were continually challenged to be flexible and innovative. Regulatory and legislative initiatives addressing electric utility restructuring created an
atmosphere of uncertainty about the future.   Massachusetts and Rhode Island,
the two states in which EUA's utility subsidiaries do business, are at the forefront of electric utility industry restructuring. We took a proactive role in working with all stakeholders in the restructuring process to bring about a consensus that is fair to all. By year's end, there was no question that the age of utility competition had arrived.

The uncertainty created by utility restructuring negatively impacted the electric utility industry nationwide and particularly in New England. Coupled with the poor performance of EUA Cogenex and EUA Energy Investment it led to EUA's common shares underperforming during 1996.

The performance of our Energy Related Businesses was, for the most part, a disappointment in 1996. While our EUA Ocean State subsidiary continued to provide a significant contribution to earnings - our investments in EUA Cogenex and EUA Energy Investment did not meet expectations and operated at a loss. EUA's 1996 consolidated net earnings of $30.6 million represented a 6.2% decrease from those in 1995, a year that was also disappointing. EUA Cogenex's operating losses, which included a one-time charge of 18 cents per share, the unusual number of severe storms which struck our service territory in 1996, and increased outage costs related to the Millstone III nuclear generating plant negatively impacted 1996 results.

While earnings were less than expected, EUA continues to maintain a strong cash position. Cash flow per share for 1996 was $5.44. The EUA System continues to generate more than 100% of its cash construction needs internally. This strong cash flow, coupled with the underlying earnings of our Core Electric Business, enabled us to increase the dividend by 3.8% in May, 1996 to its current annual rate of $1.66 per share. Our goal has been to provide our shareholders with annual dividend increase s, greater than the utility industry average, while maintaining a conservative payout ratio. While our goal has not changed we recognize that the developing competitive market for both our Core Electric Business and diversified operations requires u s to proceed cautiously.

The section following this letter entitled "The Competitive Revolution" provides more detail on the regulatory and legislative initiatives impacting our Core Electric Business and the competitive forces that have slowed the progress of our Energy Related Businesses.

Not everything that happened during 1996 was negative. Teamwork enabled us to meet the many challenges we faced in creative ways. (Teams of EUA employees working together and with our customers appear in the photos running along these pages.) Positive developments in 1996 included:

    - The regulatory and legislative initiatives in Massachusetts and Rhode Island are now taking shape, removing much of the uncertainty surrounding utility restructuring and its impact on our Core Electric Business. Our proactive involvement in the restructuring process, which led to settlement agreements in Massachusetts and Rhode Island, and our role in building consensus for Rhode Island's Utility Restructuring Act show that we are ready to move into the competitive arena. Movement into the competitive arena may result in EUA divesting its entire generation portfolio.

    - We made strategic moves during 1996 to put Cogenex back on the path to profitability. Enhancing and refocusing of the Cogenex sales and marketing efforts in the third quarter and a workforce reduction at year's end, together with additional cost saving measures, should help Cogenex return to profitability in the second half of 1997.

    - The development of a prototype biomass-fueled combustion turbine in Tennessee by the BIOTEN general partnership, in which we hold a 40% interest. Testing of the unit has been encouraging to date.

    - The June purchase by our EUA Energy Investment subsidiary of a 20% ownership interest in Separation Technologies, a Massachusetts company which develops and installs high volume materials separation equipment using proprietary technology. The company's patented system to separate unburned carbon from coal ash provides coal-burning power plants with a marketable by-product at the same time it reduces potential environmental consequences associated with the disposal of high-carbon fly-ash. The system has been proven in commercial use. Customer interest from throughout the United States and Europe makes this an investment that has the potential of making a positive contribution to earnings in 1997.

    - Although TransCapacity, our subsidiary which develops gas industry software, continued to operate at a loss during 1996, we are encouraged by the fact that in late 1996 the Federal Energy Regulatory Commission (FERC) issued new directives which require gas pipelines to phase in compliance with electronic data interchange (EDI) regulations during April, May and June of 1997. TransCapacity's T/Nominatr TM product is in full compliance with these mandated FERC standards for transporting natural gas. Pipeline compliance with FERC mandates during the second quarter of 1997 will be critical to TransCapacity's success.

The teamwork of our dedicated workforce in all aspects of our business enabled EUA to successfully meet many of its challenges in this past tumultuous year. That won't change. If anything, the need to find innovative ways to build our business in t he competitive arena means we must continue our commitment to finding creative ways to perform at ever higher levels.

We thank the employees who, as a team, restored power after 18 storms, worked harder with fewer resources to continue to provide excellent customer service, and who served on the restructuring teams that continued the reorganization of our company in 1996. We are confident that this team effort will help us meet the many challenges we will face as we go forward in the competitive era.

Your management team recognizes that 1996 was a disappointing year. Our team is fully committed to reversing the downward trend in earnings and restoring greater value to your EUA Common Shares.


Donald G. Pardus                                John R. Stevens
Chairman and Chief Executive Officer    President and Chief Operating Officer

March 11, 1997

Highlights
                                                 1996              1995               1994
FINANCIAL DATA  ($ in thousands)
   Operating Revenues                     $     527,068     $     563,363      $     564,278
   Consolidated Net Earnings<F1>                 30,614            32,626             47,370
   Return on Average Common Equity                  8.2%              8.8%              13.6%
   Common Shareholder Equity-
       % of Capitalization (Year-End)              45.8%             44.5%              42.8%
   Total Assets                               1,257,029         1,206,130          1,234,049
   Cash Construction Expenditures                62,730            77,923             50,519
COMMON SHARE DATA
   Consolidated Earnings per Share<F1>    $        1.50     $        1.61      $        2.41
   Dividends Paid per Share               $       1.645     $       1.585      $       1.515
   Annual Dividend Rate                   $        1.66     $        1.60      $        1.54
   Total Common Shares Outstanding           20,435,997        20,436,764         19,936,980
   Average Common Shares Traded Daily            91,843            58,573             35,359
   Book Value per Share (Year-End)        $       18.19     $       18.36      $       18.33
   Market Price - High                               24 1/4            25                 27 3/8
                - Low                                14 3/4            21 1/2             21 3/8
                - Year-End                           17 3/8            23 5/8             22
OPERATING DATA
 Total Primary Sales (mWh)                    4,491,000         4,441,000          4,410,000
 System Requirements (mwh)                    4,699,000         4,668,000          4,643,000
 System Peak Demand (mw)                            854               931                921
 System Reserve Margin (At Peak)                   34.4%             24.2%              22.4%
 System Load Factor                                62.6%             57.2%              57.5%
 Customers (Year-End)                           299,471           297,331            293,707
 Employees (Year-End) - Core Electric<F2>           468               541                720
                      - Energy Related              213               253                240
                      - Corporate<F2>               564               536                437

<F1> See Management's Discussion and Analysis of Financial Condition and
     Results of Operations for details of one-time impacts to earnings.

<F2> Reflects employee shift resulting from corporate reorganization.

The Competitive Revolution

The Age of Utility Competition Is Here

New England, home of the Industrial Revolution two centuries ago, is leading the nation in the Competitive Revolution sweeping through the electric utility industry today. Massachusetts and Rhode Island - home of Eastern Utilities Associates' (EUA) electric distribution subsidiaries - are at the forefront of states restructuring the way electric utilities conduct business. The age of competition for electric utility customers is here.

EUA restructuring teams worked throughout the year with regulators, legislators and various stakeholders in both states to produce a blueprint for a restructured electric utility industry. Our teams provided comments to the Federal Energy Regulatory Commission (FERC) during that agency's consideration of rules to open the nation's bulk transmission system to wholesale competition. The ground rules have been set in Massachusetts and Rhode Island and a broad outline drawn at the federal level. Regulators and legislators recognize the importance of an economically sound electric utility industry to maintain reliability of service and safety.

The rules to implement competition in both Massachusetts and Rhode Island treat all stakeholders fairly. They afford a framework for us to provide immediate customer cost savings and provide for the recovery of the historic investments incurred to build power plants that provide safe, reliable electric service, that may not be able to compete on an economic basis - often referred to as "stranded costs." By doing so, these rules maximize the benefits of competition for both our shareholders and our customers. How? They remove much of the uncertainty about stranded cost recovery ensuring the continued financial health of our utility operations while providing for the opportunity of additional cost reductions and service benefits for our customers as the competitive electricity market matures.

At the same time, the advent of competition provides the vehicle to continue to pursue power marketing opportunities in the six New England States with Duke/Louis Dreyfus Energy Services (New England), our partnership with Duke Energy Marketing and Louis Dreyfus Electric Power. The provisions of our settlement agreements in Massachusetts and Rhode Island are consistent with those aims.

Federal Energy Regulatory Commission Spurs Competition

On the national level, FERC's order opening bulk power transmission lines to all users on a non-discriminatory basis provides the framework for an equitable competitive wholesale power market.

Montaup Electric Company (Montaup), EUA's electric generation subsidiary, filed its open-access rates with FERC to ensure that all potential power suppliers will have the appropriate access to EUA System transmission lines. Application of these rate s for competitive generation sources will begin when Massachusetts and Rhode Island formally open to competition.

Also, the New England Power Pool (NEPOOL) has filed an amendment with FERC which provides for an independent system operator of New England's bulk power system, market-based pricing and easier entry into NEPOOL membership by power marketers, brokers and load aggregators.

Rhode Island Legislation Leads the Way

While the general principles are effectively the same in Massachusetts and Rhode Island, the states approached restructuring from different directions. In Rhode Island, competition was brought into being with history-making legislation. The state's Utility Restructuring Act of 1996 (URA) made Rhode Island the first state to legislate competition among electric utilities.
We worked with the governor and the leadership of Rhode Island's legislative bodies to reach consensus among the many interested parties while the legislation was under debate. Critical issues were addressed in a responsible manner, enabling Rhode Island to enact legislation that may well serve as a model for other states in their approach to restructuring the electric utility industry.

The Rhode Island legislation provides for unbundling of electric service into generation, transmission, and distribution functions, recovery of stranded costs, performance incentives for distribution services, and phases competition into effect. The state's largest users may choose their supplier starting July 1, 1997; competition will be open to all customers no later than July 1, 1998. While the legislation opens the state to competition, it also allows customers to elect to continue to take full service from their local distribution company. The distribution company will arrange for generation, or supply, at a non-discriminatory " standard offer" price for those customers.

The law also provides for adjustments to the distribution companies' base rates using the prior year's Consumer Price Index and other performance factors.

In February 1997, Blackstone Valley Electric Company (Blackstone), Newport Electric Corporation (Newport) and Montaup reached a settlement with the Rhode Island Division of Public Utilities and Carriers and the state's Attorney General. In addition to complying with the URA, the settlement, to be formally submitted to the Rhode Island Public Utilities Commission (RIPUC) in March 1997, provides for an immediate 10% rate deduction and the filing of a plan to divest all of Montaup's generating assets.

Massachusetts: Negotiation and Regulation

Rather than the legislative approach taken in Rhode Island, Massachusetts moved into the competitive era through the regulatory arena and through the vehicle of negotiated settlements between utilities, the state's Division of Energy Resources (DOER) and Attorney General, whose "Consumers First" initiative envisions that all customers will have their choice of electricity supplier effective January 1, 1998.

Regulators, the DOER and the Attorney General took the view that a restructured utility industry must lead to lower costs, over time, for all consumers of electricity. In December 1996, Eastern Edison Company (Eastern Edison), our Massachusetts electric distribution subsidiary, and Montaup reached a settlement in principle with the Attorney General and the DOER. Our settlement agreement provides for, among other things, a 10% reduction in the total cost of electric service to our Eastern Edison customers when competition starts, while at the same time providing for full recovery of our stranded costs through a non-bypassable transition charge. The settlement also recognizes our need to fully recover our stranded costs in order to remain financially viable and provides for the filing of a plan to divest all of Montaup's generating assets.

At the end of the year, the Massachusetts Department of Public Utilities (MDPU) announced its model rules and legislative proposal for a restructured utility industry. The MDPU describes the package as a "framework to ensure full and fair competition in the generation of electric power and model rules to implement that framework." Legislation, introduced in 1997, is needed to provide regulators with the authority to fully implement their model rules.
Our settlement with the Attorney General and the DOER is expected to be filed with the MDPU in March 1997.

Stranded Cost Recovery

The Rhode Island legislation and our Massachusetts and Rhode Island settlements provide for full recovery of above market net investments in generating facilities, with a return, over 12 years via a non-bypassable transition charge passed through to all retail customers in both states. Proceeds realized from the sale of any or all generating assets (market value) will be used to mitigate the transition charge.

Commitments to nuclear power are treated somewhat differently. New England's commitment to nuclear power was made at a time when nuclear power was considered the best available option to reduce dependence on oil and protect the environment. Many of those nuclear power plants may not be able to compete cost effectively with newer generation sources. Regulators and legislators recognize the need to ensure that funds are available to safely decommission nuclear plants at the end of their useful lives. Costs of decommissioning nuclear power plants will be recovered as incurred via the non-bypassable transition charge over the remaining life of each unit. EUA does not operate any of New England's nuclear generators, though we are joint owners of some and are obligated under power purchase contracts to others.

Also, a utility's commitments under power purchase contracts will be compared to prevailing market costs of electricity. Any contract costs above or below market rates will be charged or credited to customers through the transition
charge for the duration of the individual contracts.   EUA believes its
transition charge is the second lowest among Massachusetts utilities.

How Competition Will Work

In a competitive marketplace, traditional utility services - generation, transmission, and distribution - will be unbundled into separate and distinct services. Customers will be permitted to choose their own electric supplier at an open market price. Distribution and transmission services will remain
regulated.   Just as the local telephone company continues to deliver the long distance service chosen by the customer, the local electric distribution company - Eastern Edison, Blackstone, and Newport, in our case - retains the responsibility of providing electric distribution services to all customers no matter who supplies the electricity.

The distribution companies also arrange for the power supply for customers who "choose not to choose," at a "standard offer" price.
We plan to put the standard offer energy requirement out to bid, with Montaup or a successor serving as the backstop generation source. As a result, Montaup plans to file an application with FERC to replace its all-requirements power contracts with our three electric distribution companies with a contract
termination charge to recover stranded costs.   The distribution companies will
collect these costs from ultimate electricity consumers through the non-bypassable transition charge discussed above.

As previously mentioned, the rates customers pay for electric distribution and transmission services will continue to be regulated. But they won't be regulated in the same way as in the past. Historically, regulators allowed utilities to recover their costs of doing business, plus a specified "fair return" on the investment of the utility's shareholders. Under this type of regulation - known as cost of service regulation - utilities periodically applied to regulators for changes in rates to c over known or anticipated changes in costs.

In the restructured environment of the competitive marketplace, rates charged by distribution companies will incorporate performance standards, commonly referred to as performance-based regulation. Under this technique, rates are set for a specified period - five years, for example - during which the utility is encouraged to manage its costs prudently to earn a premium return while being penalized for not achieving specific agreed-upon regulated performance objectives. Utility returns, or earnings, will be subject to a guaranteed floor and a ceiling. Utilities which manage well can keep some of their savings; those that manage poorly are penalized by lower earnings and/or pre-determined penalty charges.

This is another area where our efforts have already proven effective. Since 1990 we have reduced the workforce of our Corporate and Core Electric businesses by 23% through a combination of normal attrition and voluntary retirement. In that same time period, our employees held the line on operation and maintenance costs. We consolidated management of our utilities into a single structure in 1995, further reducing costs. We will continue to find creative solutions to the new challenges raised by competition, responding with ever more creative approaches, including continued cross-functional staff assignments, and more efficient use of existing equipment.

Energy-Related Business Continues To Be Important

While a great proportion of our attention was devoted to ensuring that we remain a financially strong utility in the age of competition, our Energy Related Businesses are also important. This business unit includes our non-utility investments design ed to enhance shareholder value over the long-term, and it remains a key factor in our strategy for growth.

EUA Ocean State, with its 29.9% ownership interest in Ocean State Power's twin 250-megawatt, gas-fired generating units, will continue to provide significant earnings contributions for the foreseeable future.

EUA Cogenex Corporation (EUA Cogenex), the largest of our energy-related subsidiaries, provides energy efficiency products and energy-management services throughout North America. Despite a financially difficult year, EUA Cogenex remains a national leader in the energy services field. In the third quarter of 1996, EUA Cogenex refocused its sales efforts. Also, EUA Cogenex reduced its year-end 1995 employee level by 22% through a combination of attrition and a year-end workforce reduction in 1 996. A return to profitability for EUA Cogenex is expected in the second half of 1997. TransCapacity, our limited partnership which provides advanced information systems to the natural gas industry, performed below our expectations in 1996. We continue to expand the capability of its product T/Nominatr TM, which provides clients with a single interface for making electronic data interchange
(EDI) notifications to move gas throughout multiple pipelines. T/Nominatr TM is in full compliance with standards recently mandated by FERC for transporting natural gas. Unfortunately, FERC delayed required compliance with these standards until the second quarter of 1997.

Because of delays by pipelines in effecting EDI services, TransCapacity did not make a positive contribution to 1996 earnings. We expect that TransCapacity will start making positive contributions by year-end 1997.

Our BIOTEN partnership is in the final stages of testing its prototype biomass generation unit. These units can solve disposal problems for producers of large amounts of environmentally hazardous sawdust while producing electricity. Its biomass-fired combustion turbine technology has received significant interest from both potential buyers and fabricators.

And, our newest investment, a 20% ownership interest in Separation Technologies, Inc., is expected to make a positive earnings contribution during 1997. Potential customers throughout the United States and in Europe have shown strong interest in the company's proprietary system to separate unburned carbon from coal ash, providing coal-burning power plants with a marketable product - high quality fly-ash - at the same time it reduces a potential environmental disposal problem. The system has be en proven in commercial use at New England power plants. This company fits well with our goal of finding niche-type energy-related investments for our EUA Energy Investment subsidiary.

We're Ready for Competition

Competition in the electric utility industry is well underway - at a much quicker pace than anyone might have thought possible a year ago. Certainly, not every issue of the competitive generation market and the new regulatory environment has been addressed. But, our success in building consensus in Massachusetts and Rhode Island shows that the private and public sectors can, indeed, work as a team to treat all stakeholders fairly in such a complex situation.

Our team has built strong skills in meeting the challenge of being among the first to enter the competitive arena. We are ready to enter that arena, and to act quickly to seize the opportunities presented by competition.

To counter revenue reductions anticipated during 1998 from the 10% rate reduction required in the Rhode Island and Massachusetts settlement agreements, we will continue to find ways to reduce costs and improve our operating efficiency.

Selected Consolidated Financial Data
Years Ended December 31,
(In Thousands Except Common Share Data)       1996             1995          1994              1993           1992
INCOME STATEMENT DATA:
 Operating Revenues                    $   527,068      $   563,363      $   564,278      $   566,477      $   541,964
 Operating Income<F1>                       55,841           71,728           73,795           75,649           64,347
 Consolidated Net Earnings<F1>              30,614           32,626           47,370           44,931           34,111

BALANCE SHEET DATA:
 Plant in Service                        1,067,056        1,037,662        1,020,859        1,016,453        1,002,717
 Construction Work in Progress               3,839            7,570            8,389            8,728            4,943
    Gross Utility Plant                  1,070,895        1,045,232        1,029,248        1,025,181        1,007,660
 Accumulated Depreciation and
    Amortization                           350,816          324,146          304,034          296,995          274,725
    Net Utility Plant                      720,079          721,086          725,214          728,186          732,935
 Total Assets                            1,257,029        1,206,130        1,234,049        1,203,137        1,203,320

CAPITALIZATION:
 Long-Term Debt - Net                      406,337          434,871          455,412          496,816          462,958
 Redeemable Preferred Stock - Net           27,035           26,255           25,390           25,053           28,496
 Non-Redeemable Preferred Stock - Net        6,900            6,900            6,900            6,900           15,850
 Common Equity                             371,813          375,229          365,443          333,165          266,855
    Total Capitalization                   812,085          843,255          853,145          861,934          774,159
 Short-Term Debt                            51,848           39,540           31,678           37,168          109,936

COMMON SHARE DATA:
 Consolidated Earnings per Average
    Common Share<F1>                   $      1.50      $      1.61      $      2.41      $      2.44      $      2.00
 Average Number of Shares Outstanding   20,436,217       20,238,961       19,671,970       18,391,147       17,039,224
 Return on Average Common Equity               8.2%             8.8%            13.6%            15.0%            13.2%
 Market Price - High                            24 1/4           25               27 3/8           29 7/8           25 1/4
              - Low                             14 3/4           21 1/2           21 3/8           23 7/8           20 3/8
              - Year-End                        17 3/8           23 5/8           22               28               24 3/4
 Dividends Paid per Share              $     1.645      $     1.585      $     1.515      $      1.42      $      1.36

<F1> See Management's Discussion and Analysis of Financial Condition and Results of Operations for details of one-time impacts to earnings.

Management's Discussion and Analysis of Financial Condition
            and Review of Operations

Overview

Consolidated net earnings for 1996 were $30.6 million, or $1.50 per share, on revenues of $527.1 million, compared with 1995 earnings of $32.6 million, or $1.61 per share, on revenues of $563.4 million. The results for both years include one-time, after-tax charges to earnings, discussed below, and listed in the following table.

Net Earnings and Earnings Per Share by business unit for 1996 and 1995 were as follows:

                                                   1996                                      1995
                                  Net Earnings (Loss)   Earnings (Loss)    Net Earnings (Loss)   Earnings (Loss)
                                      (000's)              Per Share            (000's)             Per Share
Core Electric Business             $  37,595              $  1.84             $  42,062              $  2.08
Energy Related Business               (2,738)               (0.13)                3,658                 0.18
Corporate                               (571)               (0.03)                  151                 0.01
       From Operations             $  34,286              $  1.68             $  45,871              $  2.27
One-Time Impacts:
    Cogenex Charge                    (3,672)               (0.18)
    Voluntary Retirement Incentive                                               (2,747)               (0.14)
    Cogeneration Discontinuance                                                 (10,498)               (0.52)
       Consolidated                $  30,614              $   1.50            $  32,626              $  1.61

Major impacts on earnings by business unit are described in the following paragraphs.

Cogenex Charge to Earnings

Difficulties in turning project proposals into signed contracts, the virtual elimination of utility-sponsored demand side management programs and the termination of the AYP Capital and Westar joint ventures hampered EUA Cogenex earnings. As a result, a write-off of certain start-up costs of abandoned joint ventures, and expenses related to certain project proposals along with a reduction in carrying value of certain ongoing projects necessitated by current market conditions resulted in a $5.9 million pre-tax ($3.7 million after-tax or 18 cents per share) charge to earnings in the second quarter of 1996.

In an effort to refocus its sales activity, EUA Cogenex replaced virtually all of its sales staff with individuals possessing more experience and proven sales capability in the energy efficiency market. Cogenex has also restructured its NOVA Division because of changing market conditions. While EUA believes that the energy efficiency market still provides a viable business opportunity for EUA Cogenex, it will be important for EUA Cogenex to improve its sales activity and reduce its overhead burdens.

Voluntary Retirement Incentive (VRI) Offer

In March 1995, EUA announced a corporate reorganization which, among other things, consolidated management of Eastern Edison, Blackstone and Newport. As part of the reorganization, a VRI was offered to 66 professionals within the EUA System. Forty-nine of those eligible for the program accepted the incentive and retired effective June 1, 1995. This incentive program resulted in a one-time $4.5 million pre-tax ($2.7 million after-tax, or 14 cents per share) charge to second quarter 1995 earnings of the Core Electric Business.

Discontinuation of Cogeneration Operations

In September 1995, EUA announced that EUA Cogenex was discontinuing its cogeneration operations because overall, the cogeneration portfolio had not performed up to expectations. EUA Cogenex's total net investment in its cogeneration portfolio was $2 9.2 million. The decision to discontinue cogeneration operations resulted in a one-time, after-tax charge to third quarter 1995 earnings of approximately $10.5 million, or 52 cents per share.

Operating Revenues

The following table sets forth estimates of the factors which contributed to the change in Operating Revenues from 1994 through 1996:

                                                  Increase (Decrease)
                                                    From Prior Years
($ in millions)                                      1996     1995
Operating Revenue change attributable to:
Core Electric Business:
  Purchased Power Recovery                         $ (7.0)   $  (2.5)
  Recovery of Fuel Costs                              0.2       11.8
  Recovery of C&LM Expenses                          (5.4)      (3.9)
  Effect of Rate Changes                                        (4.9)
  Unit Contracts and Sales to NEPOOL                  0.6       (8.2)
  Kilowatthour (kWh) Sales and Other                 (1.5)       1.8
Energy Related Business:
  EUA Cogenex                                       (23.2)       5.0
Total Operating Revenues                           $(36.3)     $(0.9)

Core Electric Business: The revenues attributable to Purchased Power Recovery reflect our retail companies' recovery of purchased power capacity costs. Revenues attributable to Recovery of Fuel Costs and conservation and load management (C&LM) expenses result from the operation of adjustment clauses.

The change in such revenues reflects corresponding underlying changes in costs. The Effect of Rate Changes reflects a base rate decrease for Montaup implemented on May 21, 1994.

Revenues attributable to Unit Contracts and sales to NEPOOL reflect energy revenues from such short-term contracts and interchange sales with NEPOOL.
The change in revenues associated with kWh Sales and Other reflects the effect of kWh sales and demand billings on base revenues and changes in other operating revenues including off-system contract demand sales.

Energy Related Business: EUA Cogenex revenues, which account for virtually all of the Energy Related Business Unit revenues, decreased by $23.2 million in 1996. This decrease was due primarily to lower project sales of approximately $18.8 million, the absence of cogeneration revenues which aggregated $5.5 million in 1995 and decreased EUA Nova revenues of $7.9 million. These decreases were offset somewhat by increased revenues of EUA Highland, EUA Citizens and EUA Day aggregating $8.8 million . The 1995 change was due primarily to the impact of EUA Cogenex's acquisitions of Highland Energy Group (Highland) and Citizens Conservation Corporation (Citizens) in 1995.

Core Electric Business kWh Sales

Primary kWh sales of electricity by EUA's Core Electric Business Unit increased by a modest 1.1% in 1996 compared to the prior year. This change was led by an increase of 2.6% in the residential customer class, which is typically more weather sensitive. The first and second quarter increases, largely due to colder weather, were mitigated by the third and fourth quarter results, when we saw a milder than normal weather pattern. Total energy sales increased by 2.0%, mainly due to increased sales to NEPOOL, slightly offset by decreased short-term unit contract energy sales.

Primary kWh sales of electricity by EUA's Core Electric Business unit increased by 0.7% in 1995 compared to 1994. Total energy sales decreased 11.1% in 1995, due mainly to decreased energy sales to NEPOOL and decreased short-term unit contract sales. Purchased power contracts of Montaup totaling 41 megawatts
(mw) which expired in October 1994 resulted in lower kWh available to Montaup for interchange and short-term energy sales. These interchange and short-term energy sales essentially recover fuel costs only and have little or no earnings impact.

Percentage Changes in kWh Sales by Class of Customer for the past two years were as follows:
                            Percent Increase (Decrease)
                            From Prior Year
                            1996            1995
Residential                  2.6            1.1
Commercial                  (0.5)           0.2
Industrial                   0.1            2.0
Other Electric Utilities    15.7            1.4
Other                        2.6           (5.7)
Total Primary Sales          1.1            0.7
Losses and Company Use      (8.6)          (2.6)
Total System Requirements    0.7            0.5
Unit Contracts              16.2          (59.8)
Total Energy Sales           2.0          (11.1)

Expenses

Fuel and Purchased Power: The EUA System's most significant expense items continue to be fuel and purchased power expenses of our Core Electric Business which together comprised about 45% of total operating expenses in 1996.

Fuel expense of the Core Electric Business increased by $1.3 million or 1.4% in 1996, due primarily to a 2.0% increase in total energy generated and purchased. The $3.3 million increase in 1995 was caused by a 14.1% increase in the average cost of fuel, offset by an 11.1% decrease in total energy generated and purchased. Also, a classification adjustment increased fuel expense and decreased purchased power expense by approximately $1.8 million in 1995.

Purchased Power demand expense decreased $6.8 million or 5.4% in 1996. The decrease is due primarily to the impact of lower billings from the Pilgrim nuclear unit of approximately $4.2 million, which includes a prior period refund of approximately $2 .0 million, and decreased billings from the Ocean State Power Project (OSP) and the Maine Yankee nuclear unit aggregating $2.5 million. Purchased Power demand expense for 1995 decreased $4.5 million due primarily to decreases of $6.7 million related to 41 mw of purchased power contracts which expired in October 1994 and the classification adjustments discussed above. These decreases were partially offset by increased billings from OSP and the Yankee nuclear units aggregating $5.2 million.

Other Operation and Maintenance (O&M): O&M expenses for 1996 decreased by $7.5 million or 4.0% compared to 1995. Total O&M expenses are comprised of three components: Direct Controllable, Indirect and Energy Related.

O&M expenses by component for 1996, 1995 and 1994 were as follows:

($ in millions)                 1996    1995      1994
Direct Controllable           $ 87.5  $  83.4   $  87.7
Indirect                        36.7     41.3      46.7
Energy Related                  55.7     62.7      50.1
   Total O&M                  $179.9   $187.4    $184.5


Direct Controllable expenses of our Core Electric and Corporate Business units represent 48.6% of total 1996 O&M and include expense items such as: salaries, fringe benefits, insurance and maintenance. In 1996 these expenses increased by $4.1 million due primarily to incremental storm expenses related to an unusual number of severe storms which struck our retail service territories, costs related to the electric industry restructuring activities and increased assessments by FERC. The 1995 decrease was due primarily to one-time computer software development and hardware buy-out costs aggregating $1.9 million expensed in 1994, decreased insurance expense of approximately $1.2 million and strict attention to cost control.

Indirect expenses include items over which we have limited short-term control. Indirects include such expense items as: O&M expenses related to Montaup's joint ownership interests in generating facilities such as Seabrook I and Millstone III (see Note H of Notes to Consolidated Financial Statements for other jointly-owned units), power contracts where transmission rental fees are fixed, C&LM expenses that are fully recovered in revenues, and expenses related to accounting standards such as Statement of Financial Accounting Standard
No. 106, "Accounting for Post-Retirement Benefits Other Than Pensions" (FAS
106). Indirect expenses decreased by $4.6 million in 1996. The decrease included lower C&LM and Montaup power contract expenses aggregating $6.4 million somewhat offset by increased legal expenses and jointly owned unit expenses, which include incremental outage costs of Millstone III. The 1995 change was due primarily to $4.2 million of decreased C&LM expense and lower litigation expense.

The Energy Related component relates to O&M expenses of our Energy Related Business unit where changes are tied to changes in business activity. EUA Cogenex continues to be the most active of our Energy Related businesses and incurred 93% of the total O&M expenses of this business unit in 1996. Energy Related expenses decreased by $7.0 million in 1996. The change included decreases in EUA Cogenex sales-related expenses of $10.8 million, decreased EUA Nova costs of goods sold of $5.6 million and the absence of cogeneration related expenses which amounted to $4.6 million in 1995. EUA Energy Investment Corporation (EUA Energy Investment) expenses decreased by $400,000. These decreases were offset somewhat by the June 1996 EUA Cogenex charge of $5.9 million and increased expenses of EUA Highland and EUA Citizens aggregating $7.9 million. EUA Cogenex's O&M expenses for 1995 increased by $10.4 million and are directly related to increased revenues, the acquisition of Citizens and High land and costs related to new product development of the EUA Day division. Also, operating and development expenses of EUA Energy Investment increased $2.2 million in 1995.

Taxes Other Than Income: Taxes other than income increased $3.2 million in 1996 and decreased by $3.6 million in 1995. A 1995 reversal of previously over-accrued property taxes was primarily responsible for the change in both years. Income Taxes: EUA files a consolidated federal income tax return for the EUA System. The composite federal and state effective income tax rate for 1996 increased to 35.1% from 30.1% for 1995 due mainly to a decrease in state income tax benefits. EUA's 1994 effective tax rate was approximately 29%. In 1994 EUA Ocean State recognized $3.9 million of investment tax credits (ITC) which lowered the effective rate.

Other Income (Deductions) - Net: Other Income and (Deductions)-Net increased $2.5 million in 1996. Approximately $1.7 million of this increase was due to the sale of Seabrook II equipment jointly owned by Montaup. In addition, an increase in EUA Cogenex interest income was partially offset by the impact of the write-off of Cogenex's AYP Capital and Westar joint venture start-up costs, included in the June 1996 $5.9 million charge. Other Income (Deductions) - Net decreased by $4.3 million in 1 995 from 1994. The 1994 amount included: (i) ITC recognized by EUA Ocean State of approximately $3.9 million as previously discussed; (ii) a settlement of $900,000 received in 1994 from the Vermont Electric Generation and Transmission Cooperative, Inc. related to Seabrook Nuclear Project payments previously withheld; and (iii) the 1994 income recognition of $900,000 of capitalized costs related to nuclear fuel buyouts which were previously deferred. EUA Cogenex interest income and management fee income increased by approximately $1.1 million in 1995.

Interest Charges: Net interest charges for 1996 decreased approximately $2.3 million from 1995 amounts. This decrease was primarily due to the December 1995 maturity of $25 million of 9-9 1/4% Unsecured Medium Term Notes and $10 million of 8.9% Firs t Mortgage and Collateral Trust Bonds of Eastern Edison, offset somewhat by a decrease in capitalized interest by EUA Cogenex and higher interest expense related to increased short-term debt. The 1995 decrease of $2.3 million was due primarily to decreased long-term debt interest resulting from normal cash sinking fund payments, increases in capitalized interest of EUA Cogenex and decreased Other Interest Expense. Other Interest Expense in 1994 included approximately $1.0 million related to Internal Revenue Service audits of prior years' consolidated income tax returns.

1996 System Financing Activity

Core Electric Business: On September 1, 1996, Eastern Edison used available cash to fund maturities of $7 million of 4 7/8% First Mortgage Bonds.

Energy Related Business: As a result of the June 1996 $5.9 million charge to earnings and lower than anticipated sales, EUA Cogenex was not in compliance with the interest coverage covenant contained in certain of its unsecured note agreements and therefore EUA Cogenex was in default under said note agreements. EUA Cogenex has reached agreement with lenders to modify the interest coverage covenant contained in these note agreements through January 1, 1998, and to waive the default created by the June 1996 charge.

Financial Condition and Liquidity: The EUA System's need for permanent capital is primarily related to investments in facilities required to meet the needs of its existing and future customers. To the extent that EUA divests all or a portion of its generation assets, these needs will diminish.

Core Electric Business: For 1996, 1995 and 1994, Core Electric Business cash construction expenditures were $33.3 million, $31.5 million, and $33.0 million, respectively.

Internally generated funds available after the payment of dividends supplied approximately 118%, 210%, and 150% of these cash construction requirements in 1996, 1995 and 1994, respectively. Various laws, regulations and contract provisions limit the use of EUA's internally generated funds such that the funds generated by one subsidiary are not generally available to fund the operations of another subsidiary.

Cash construction expenditures of the Core Electric Business for 1997, 1998 and 1999 are estimated to be approximately $22.4 million, $16.3 million and $16.5 million, respectively and are expected to be financed with internally generated funds.

In addition to construction expenditures, projected requirements for scheduled cash sinking fund payments and mandatory redemption of securities of the Core Electric Business in 1997, 1998, 1999, 2000 and 2001 are $2.3 million, $62.2 million, $11.6 million, $2.3 million and $4.1 million, respectively.

Energy Related Business: Capital expenditures of our Energy Related Business amounted to $28.1 million, $44.7 million, and $17.2 million in 1996, 1995 and 1994, respectively. Internally generated funds supplied 71.5%, 68.8%, and 111.9% of cash capital requirements in 1996, 1995 and 1994, respectively. Estimated capital expenditures of the Energy Related Business are $49.9 million, $46.7 million and $54.1 million in 1997, 1998 and 1999, respectively. Internally generated funds are expected to supply approximately 70% of 1997 estimated capital requirements.

In addition to capital expenditures and energy related investments, projected requirements for scheduled cash sinking fund payments and mandatory redemption of securities of the Energy Related Business are $24.2 million in 1997, $9.2 million in 1998 and 1999, $59.2 million in 2000 and $9.2 million in 2001.

Corporate: Construction activity of the Corporate Business unit is minimal. Projected requirements for scheduled cash sinking fund payments for the corporate operations for each of the five years following 1996 are $1.1 million.

Short-Term Lines of Credit: At December 31, 1996, EUA System companies maintained short-term lines of credit with various banks aggregating approximately $140 million.

Year-End Short-Term Debt Outstanding by business unit:

($ in thousands)             1996           1995
Core Electric Business     $ 3,670         $ 6,761
Energy Electric Business    24,341          14,421
Corporate                   23,837          18,358
   Total                   $51,848         $39,540

EUA expects to repay the outstanding balances of short-term indebtedness through internally generated funds.

Energy Related Businesses

Net Earnings and Earnings Per Share contributions of EUA's Energy Related Businesses for 1996 and 1995 were as follows:

                                     1996                          1995
                            Net                             Net
                            Earnings        Earnings        Earnings     Earnings
                            (Loss)            (Loss)         (Loss)       (Loss)
                            (000's)         Per Share       (000's)      Per Share
EUA Cogenex              $   (2,850)<F1> $   (0.14)<F1> $   2,704<F2>   $  0.13<F2>
EUA Ocean State               4,152           0.20          4,617          0.23
EUA Energy Investment        (3,990)         (0.19)        (3,663)        (0.18)
EUA Energy Services             (50)         (0.00)
From Operations              (2,738)         (0.13)     $   3,658       $  0.18
Cogenex Charge               (3,672)         (0.18)
Cogenex Discontinuance                                    (10,498)        (0.52)
Energy Related Business  $   (6,410)     $   (0.31)     $  (6,840)      $  0.34

<F1>  Excludes June 1996 charge to earnings of $3.7 million or 18 cents per share.
<F2>  Excludes one-time charge of $10.5 million, or 52 cents per share, related to discontinuance of cogeneration operations.

EUA Cogenex: EUA Cogenex's earnings from continuing operations decreased by approximately $5.6 million in 1996 due primarily to lower earnings on project sales and operating losses of its EUA Nova division. Also, 1996 saw a significant reduction in demand side management activity as electric utilities nationwide prepared themselves for the evolution to a competitive marketplace.

In 1996, EUA Cogenex refocused its national sales force toward the private sector and reduced its employee level by 22% through attrition and a 1996 year-end workforce reduction. EUA Cogenex will continue to develop its sales and marketing organization, evaluate and enter into strategic alliances, and emphasize cost control in 1997.

EUA Ocean State: EUA Ocean State owns 29.9% of each of the partnerships which developed and operate Units I and II of Ocean State Power, twin 250-megawatt, gas-fired generating units in northern Rhode Island. Both units have provided a premium return since their respective in-service dates of December 31, 1990, and October 1, 1991. The change in EUA Ocean State's earnings contribution was due to a lower allowed return on equity and a lower investment base billed by the project in 1996.

EUA Energy Investment: EUA Energy Investment was organized to seek out investments in energy related businesses. The 1996 results reflect an increase in operating and development expenses versus 1995, in particular, expenses related to the operating expenses of EUA Transcapacity, and development costs of BIOTEN's biomass-fired combustion turbine electric generation system.

EUA Energy Services: The loss generated by EUA Energy Services relates to startup costs of the Duke/Louis Dreyfus Energy Services (New England) partnership in 1996.

Electric Utility Industry Restructuring Initiatives

On August 7, 1996 the Governor of Rhode Island signed into law the Utility Restructuring Act of 1996 (URA). The URA provides for customer choice of electricity supplier to be phased-in commencing July 1, 1997 for large manufacturing customers, certain new commercial and industrial customers, and State of Rhode Island accounts. By July 1, 1998, or sooner, all customers will have retail access. Under the URA the local distribution company will retain the responsibility of providing distribution services to the ultimate electricity consumer within its franchised service territory. For customers who choose not to choose, the local distribution company would arrange for supply at a non-discriminatory, "standard offer" price. Distribution companies will also be providers of last resort, required to arrange for supply at prevailing market prices for customers who are unable to obtain their own supply.

The URA provides for full recovery of prudently incurred embedded generation costs that might not be recovered in a competitive electric generation market, commonly referred to as "stranded costs," through a non-bypassable transition charge initially set at 2.8 cents per kWh through December 31, 2000. The transition charge recovers, among other things, costs of depreciated generation, net of its market value, regulatory assets, nuclear decommissioning costs and above market payments to power suppliers. The costs of net, above-market generation assets and regulatory assets will be recovered, with a return, through a fixed component of the transition charge from July 1, 1997, through December 31, 2009. A variable component of the transition charge will recover, on a reconciling basis, among other things, nuclear decommissioning and above market purchased power commitments from July 1, 1997, through the life of the respective unit or contract. The URA also provides for commitments to demand side management initiatives and renewables, low income customer protections, divestiture of at least 15% of owned non-nuclear generating units as a valuation basis for mitigation of stranded cost recovery, and performance based rate-making standards for electric distribution companies. These performance based standards provide for a 6% minimum and an approximate 12% maximum allowed return on equity for EUA's Rhode Island distribution companies, Blackstone and Newport. In addition, the URA provides for adjustments to electric distribution companies' base rates using the prior year's Consumer Price Index and other performance factors. Under this provision of the law, base rates were increased 1.88% for customers of Blackstone, and 2.18% for our Newport customers effective January 1, 1997.

The implementation of the URA requires approvals from applicable regulatory agencies, including the Federal Energy Regulatory Commission (FERC), the RIPUC, and the Securities and Exchange Commission (SEC).

In February 1997, Blackstone, Newport and Montaup reached a settlement with the Rhode Island Division of Public Utilities and Carriers and the state's Attorney General. In addition to complying with the URA, the settlement, to be formally submitted to the RIPUC in March 1997, provides for an immediate 10% rate reduction and the filing of a plan to divest all of Montaup's generating assets, and is similar in many respects to the settlement negotiated in Massachusetts, described below.

On December 23, 1996, Eastern Edison and Montaup reached an agreement in principle with the Attorney General of Massachusetts and the Massachusetts DOER on a plan, similar in many aspects to the URA, which would allow retail customers to choose their supplier of electricity in 1998 and provide Eastern Edison and Montaup full recovery of "stranded costs." A formal plan is expected to be filed with the MDPU in March 1997.

The agreement envisions that all of Eastern Edison's customers will have the ability to choose an alternative supplier of electricity beginning January 1, 1998. Until a customer chooses an alternative supplier, that customer would receive "standard offer" service which would be priced to guarantee at least a 10% savings from today's electricity rates. Eastern Edison would be required to arrange for "standard offer" service and would purchase power for "standard
offer" service from suppliers through a competitive bidding process.   The
agreement is also designed to achieve full divestiture of Montaup's generating assets via implementation of a plan, to be submitted to the MDPU by July 1, 1997, that would require (1) separation by Montaup of its generating and transmission businesses and (2) full market valuation and sale of all generating assets through an auction or equivalent process, to be conducted by an independent third party.

Upon the commencement of retail choice in Massachusetts, Montaup's wholesale contract with Eastern Edison would be terminated. In return, the cost of Montaup's above market, embedded generation commitments to serve Eastern Edison's customers would be recovered, with a return, through a non-bypassable transition access charge to all Eastern Edison customers. The transition access charge would be reduced by the fair market value of Montaup's generating assets as determined by selling, spinning off, or otherwise disposing of such generating facilities.

Embedded costs associated with generating plants and regulatory assets would be recovered, with a return, over a period of 12 years. Purchased power contracts and nuclear decommissioning costs would be recovered as incurred over the life of those obligations, a period expected to extend beyond 12 years. The initial transition access charge would be set at 3.04 cents per kWh through December 31, 2000, and is expected to decline thereafter.

The agreement also establishes performance-based regulation for Eastern Edison, incorporating a floor and cap on allowed return on equity. Under the agreement, Eastern Edison's distribution rates would be frozen until December 31, 2000. Subsequent to the commencement of retail choice, Eastern Edison's annual return on equity would be subject to a floor of 6% and a ceiling of 11.75%.

In addition to MDPU approval of the agreement, implementation is also subject to the approval of FERC. Any disposition of generation assets resulting from the agreements or the URA would also require the approval of the SEC under the Public Utility Holding Company Act of 1935.

While removing much of the uncertainty which currently exists as to how EUA will be impacted by electric utility restructuring, the agreements, if approved, are expected to have an estimated negative impact on EUA System earnings in 1998 of between 1 0% and 12%.

Historically, electric rates have been designed to recover a utility's full costs of providing electric service including recovery of investment in plant assets. Also, in a regulated environment, electric utilities are subject to certain accounting rules that are not applicable to other industries. These accounting rules allow regulated companies, in appropriate circumstances, to establish regulatory assets and liabilities, which defer the current financial impact of certain costs that are expected to be recovered in future rates.
The SEC has raised issues concerning the continued applicability of these standards with certain other electric utilities in other states facing restructuring. EUA believes that its Core Electric operations will continue to meet the criteria established in these accounting standards.

However, the potential exists that the final outcome of state and federal agency determinations could result in EUA no longer meeting the criteria of these accounting standards which could trigger the discontinuance of Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" (FAS71). Should it be required to discontinue the application of FAS71, EUA would be required to take an immediate write-down of the affected assets in accordance with FAS101, "Accounting for the Discontinuation of Application of FAS71."

In addition, if legislative or regulatory changes and/or competition result in electric rates which do not fully recover the company's costs, a write-down of plant assets could be required pursuant to Financial Accounting Standard No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" (FAS121).

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

Because of the nature of the EUA System's business, various by-products and substances are produced or handled which are classified as hazardous under the rules and regulations promulgated by such authorities. The EUA System typically provides for t he disposal of such substances through licensed contractors, but statutory provisions generally impose potential joint and several responsibility on the generators of the wastes for clean-up costs. Subsidiaries of EUA have been notified with respect to a number of sites where they may be responsible for such costs, including sites where they may have joint and several liability with other responsible parties. It is the policy of the EUA System companies to notify liability insurers and to initiate claims. However, EUA is unable to predict whether liability, if any, will be assumed by, or can be enforced against, insurance carriers in these matters.
As of December 31, 1996, the EUA System had incurred costs of approximately $5.7 million in connection with these sites. These amounts have been financed primarily by internally generated cash. The EUA System is currently amortizing substantially all of its incurred costs over a five-year period consistent with prior regulatory recovery periods and is recovering certain of those costs in rates.

EUA estimates that additional costs of up to $2.8 million may be incurred at these sites through 1998 by its subsidiaries. Estimates beyond 1998 cannot be made since site studies, which are the basis of these estimates, have not been completed.

In addition to the previously discussed costs, Blackstone is currently litigating responsibility for clean-up costs and related interest aggregating $5.9 million incurred by the Commonwealth of Massachusetts at a site in which Blackstone has been named as a responsible party. See Note J of "Notes to Consolidated Financial Statements" for further discussion.

A number of scientific studies in the past several years have examined the possibility of health effects from electric and magnetic fields (EMF) that are found everywhere there is electricity. Research to date has not conclusively established a dire ct causal relationship between EMF exposure and human health. Additional studies, which are intended to provide a better understanding of the subject, are continuing. Management cannot predict the ultimate outcome of the EMF issue.

Nuclear Power Issues

Montaup has a 4.01% ownership interest in Millstone III, an 1154-mw nuclear unit that is jointly owned by a number of New England utilities, including subsidiaries of Northeast Utilities (Northeast), the operator of the plant. On March 30, 1996, Northeast shut down the unit following an engineering evaluation which determined that four safety-related valves would not be able to perform their design function during certain postulated events. The Nuclear Regulatory Commission (NRC) has raised numerous issues with respect to the unit and certain of the other nuclear units operated by Northeast. The NRC has established a Special Projects Office to oversee inspection and licensing activities at Millstone and directed Northeast to submit a plan for disposition of safety issues raised by employees and retain an independent third party to oversee implementation of this plan. Northeast management has indicated it cannot currently estimate the effect these efforts will have on the timing of restarts or what additional costs, if any, these developments may cause.

While Millstone III is out of service, Montaup will incur incremental replacement power costs estimated at $400,000 to $800,000 per month. Montaup bills its replacement power costs through its fuel adjustment clause, a wholesale tariff jurisdictional to FERC. However, there is no comparable clause in Montaup's FERC-approved rates which at this time would permit Montaup to recover its share of the incremental O&M costs incurred at Millstone III.

EUA cannot predict the ultimate outcome of the NRC inquiries or the impact which they may have on Montaup and the EUA system. Montaup is also evaluating its rights and obligations under the various agreements relating to the ownership and operation of Millstone III.

Montaup holds a 4.0% ownership interest in the Maine Yankee Nuclear Unit. In December 1996 the unit was shut down for inspections and repairs and in January 1997 the NRC announced that it had placed the unit on its watch list. The operator of the u nit had been addressing issues of non-conformance to the unit's licensing basis identified by the NRC in October 1996, prior to the NRC's January 1997 announcement. The operator of the plant cannot estimate when the unit will restart.

Connecticut Yankee, a 582-mw nuclear unit, was taken off-line in July 1996 because of issues related to certain containment air recirculation and service water systems. Montaup has a 4.5% equity ownership in Connecticut Yankee with a book value of $ 4.8 million at December 31, 1996.

In October 1996, Montaup, as one of the joint owners, participated in an economic evaluation of Connecticut Yankee which recommended permanently closing the unit and replacing its output with less expensive energy sources. As a result of the analysis, work at the plant had slowed pending a final board decision. In December 1996, the Board of Directors voted to retire the generating station. Connecticut Yankee certified to the NRC that it had permanently closed power generation operations and removed fuel from the reactor. Connecticut Yankee has two years to submit its decommissioning plan with the NRC. The preliminary estimate of the sum of future payments for the permanent shutdown, decommissioning, and recovery of the remaining investment in Connecticut Yankee, is approximately $758 million. Montaup's share of the total estimated costs is $34.1 million and is included with Other Liabilities on the Consolidated Balance Sheet at December 31, 1996. Due to anticipated recoverability, a regulatory asset has been recorded for the same amount and is included with Other Assets.

Recent actions by the NRC, some of which are cited above, indicate that the NRC has become more critical and active in its oversight of nuclear power plants. EUA is unable to predict at this time, what, if any, ramifications these NRC actions will h ave on any of the other nuclear power plants in which Montaup has an ownership interest or power contract.

Montaup is recovering through rates its share of estimated decommissioning costs for the Millstone III and Seabrook I nuclear generating units. Montaup's share of the currently allowed estimated total costs to decommission Millstone III is approximately $18.6 million in 1996 dollars and Seabrook I is approximately $13.1 million in 1996 dollars. These figures are based on studies performed for the lead owners of the units. Montaup also pays into decommissioning reserves, pursuant to contractual arrangements, at other nuclear generating facilities in which it has an equity ownership interest or life-of-unit entitlement. Such expenses are currently recovered through rates.

Other

EUA occasionally makes forward-looking projections of expected future performance or statements of our plans and objectives. These forward-looking statements may be contained in filings with the SEC, press releases and oral statements. Actual results could differ materially from these statements. Therefore, no assurances can be given that such forward-looking statements and estimates will be achieved.

"Management's Discussion and Analysis of Financial Condition and Review of Operations" provides a summary of information regarding the Company's financial condition and results of operation and should be read in conjunction with the "Consolidated Financial Statements" and "Notes to Consolidated Financial Statements" to arrive at a more complete understanding of such matters.


Financial Table of Contents

Consolidated Statement of Income                                26
Consolidated Statement of Cash Flows                            27
Consolidated Balance Sheet                                      28
Consolidated Statement of Retained Earnings                     29
Consolidated Statement of Equity Capital and Preferred Stock    29
Consolidated Statement of Indebtedness                          30
Notes to Consolidated Financial Statements                      31
Report of Independent Accountants                               40
Report of Management                                            40
Quarterly Financial and Common Share Information                41
Consolidated Operating and Financial Statistics                 42
Shareholder Information                                         44
Trustees and Officers   Inside Back Cover

Consolidated Statement of Income
Years Ended December 31,
(In Thousands Except Common Shares and per Share Amounts)    1996         1995           1994
OPERATING REVENUES                                     $   527,068  $    563,363  $    564,278
OPERATING EXPENSES:
 Fuel                                                       92,166        90,888        87,573
 Purchased Power-Demand                                    118,830       125,616       130,080
 Other Operation                                           154,831       163,907       160,985
 Voluntary Retirement Incentive                                            4,505
 Maintenance                                                25,047        23,468        23,510
 Depreciation and Amortization                              45,478        45,492        46,455
 Taxes - Other Than Income                                  23,933        20,744        24,337
 Income Taxes                                               10,942        17,015        17,543
    Total Operating Expenses                               471,227       491,635       490,483
 Operating Income                                           55,841        71,728        73,795
 Equity in Earnings of Jointly Owned Companies              10,698        12,063        12,485
 Allowance for Other Funds Used
   During Construction                                         452           538           351
 Loss on Disposal of Cogeneration Operations                             (18,086)
 Income Tax Impact of Loss on Disposal of Cogeneration
    Operations                                                             7,588
 Other Income (Deductions) - Net                             5,054         2,574         6,847
    Income Before Interest Charges                          72,045        76,405        93,478
INTEREST CHARGES:
 Interest on Long-Term Debt                                 34,035        38,216        38,987
 Amortization of Debt Expense and Premium - Net              2,620         2,752         2,729
 Other Interest Expense                                      4,199         3,167         3,849
 Allowance for Borrowed Funds Used During
   Construction (Credit)                                    (1,735)       (2,677)       (1,788)
    Net Interest Charges                                    39,119        41,458        43,777
Net Income                                                  32,926        34,947        49,701
Preferred Dividends of Subsidiaries                          2,312         2,321         2,331
Consolidated Net Earnings                              $    30,614  $     32,626  $     47,370
Average Common Shares Outstanding                       20,436,217    20,238,961    19,671,970
Consolidated Earnings per Share                        $      1.50  $       1.61  $       2.41
Dividends Paid per Share                               $     1.645  $      1.585  $      1.515

Consolidated Statement of Cash Flows
Years Ended December 31, (In Thousands)                            1996         1995          1994
CASH FLOW FROM OPERATING ACTIVITIES:
Net Income                                                   $    32,926     $  34,947    $   49,701
Adjustments to Reconcile Net Income
  to Net Cash Provided from Operating Activities:
   Depreciation and Amortization                                  50,690        52,413        54,091
   Amortization of Nuclear Fuel                                    1,676         3,647         3,310
   Deferred Taxes                                                 11,610          (985)        8,017
   Non-cash Expenses/(Gains) on Sales of Investments in
     Energy Savings Projects                                       8,262        (1,264)          382
   Loss on Disposal of Cogeneration Operations                                  18,086
   Investment Tax Credit, Net                                     (1,207)       (1,212)         (181)
   Allowance for Other Funds Used During Construction               (452)         (538)         (351)
   Collections and Sales of
 Project Notes and Leases Receivable                               7,776        17,748        11,115
   Other - Net                                                     6,373         5,129       (10,360)
Changes in Operating Assets and Liabilities:
   Accounts Receivable                                            (5,777)        5,729        (4,509)
   Materials and Supplies                                          2,385        (1,280)       (2,035)
   Accounts Payable                                               (1,958)        1,543        (2,668)
   Taxes Accrued                                                  (1,539)       (1,921)       (5,834)
   Other - Net                                                     4,930       (19,079)        9,641
     Net Cash Provided from Operating Activities                 115,695       112,963       110,319
CASH FLOW FROM INVESTING ACTIVITIES:
   Construction Expenditures                                     (62,730)      (77,923)      (50,519)
   Collections on Notes and Lease Receivables of EUA Cogenex       3,665         3,125         1,635
   Proceeds from Disposal of Cogeneration Assets                                11,501
   Increase in Other Investments                                  (3,889)       (2,300)      (11,329)
     Net Cash (Used in) Investing Activities                     (62,954)      (65,597)      (60,213)
CASH FLOW FROM FINANCING ACTIVITIES:
 Issuances:
   Common Shares                                                                 5,985         9,538
   Long-Term Debt                                                                              7,925
 Redemptions:
   Long-Term Debt                                                 (20,617)     (42,725)      (13,233)
   Preferred Stock                                                    (90)        (100)         (100)
Premium on Reacquisition and
     Financing Expenses                                               (15)         (63)         (689)
 EUA Common Share Dividends Paid                                  (33,618)     (32,050)      (29,795)
 Subsidiary Preferred Dividends Paid                               (2,314)      (2,324)       (2,333)
 Net Increase (Decrease) in Short-Term Debt                        12,308        7,862        (5,490)
     Net Cash (Used in) Financing Activities                      (44,346)     (63,415)      (34,177)
NET INCREASE (DECREASE) IN CASH AND
  TEMPORARY CASH INVESTMENTS:                                       8,395      (16,049)       15,929
Cash and Temporary Cash Investments at Beginning of Year            4,060       20,109         4,180
Cash and Temporary Cash Investments at End of Year              $  12,455    $   4,060    $   20,109
Cash Paid during the year for:
   Interest (Net of Amounts Capitalized)                        $  40,658    $  39,306    $   39,650
   Income Taxes                                                 $  11,530    $   9,412    $   15,233
Conversion of Investments in Energy Savings Projects
     to Notes and Leases Receivable                             $   7,779    $  19,324    $   10,914

Consolidated Balance Sheet
December 31, (In Thousands)                                           1996              1995
ASSETS
Utility Plant and Other Investments:
 Utility Plant in Service                                        $ 1,067,056     $    1,037,662
   Less Accumulated Provisions for Depreciation and Amortization     350,816            324,146
       Net Utility Plant in Service                                  716,240            713,516
 Construction Work in Progress                                         3,839              7,570
 Net Utility Plant                                                   720,079            721,086
 Non-utility Property - Net                                           72,653             82,347
 Investments in Jointly Owned Companies                               71,626             70,210
 Other                                                                68,031             67,157
     Total Utility Plant and Other Investments                       932,389            940,800
Current Assets:
   Cash and Temporary Cash Investments                                12,455              4,060
   Accounts Receivable:
     Customers, Net                                                   66,089             61,096
     Accrued Unbilled Revenues                                        10,282             11,311
     Other                                                            13,782             11,969
   Notes Receivable                                                   24,691             18,663
   Materials and Supplies (at average cost):
     Fuel                                                              6,924              7,450
     Plant Materials and Operating Supplies                            7,207              9,066
   Other Current Assets                                                7,668             11,804
       Total Current Assets                                          149,098            135,419
   Other Assets                                                      175,542            129,911
Total Assets                                                     $ 1,257,029     $    1,206,130

LIABILITIES AND CAPITALIZATION
Capitalization:
   Common Equity                                                 $    371,813    $      375,229
   Non-Redeemable Preferred Stock of Subsidiaries - Net                 6,900             6,900
   Redeemable Preferred Stock of Subsidiaries - Net                    27,035            26,255
   Long-Term Debt - Net                                               406,337           434,871
      Total Capitalization                                            812,085           843,255
Current Liabilities:
   Short-Term Debt                                                     51,848            39,540
   Long-Term Debt Due Within One Year                                  27,512            19,506
   Accounts Payable                                                    33,811            35,769
   Redeemable Preferred Stock Sinking Fund Requirement                                       50
   Taxes Accrued                                                        3,004             4,544
   Interest Accrued                                                     9,612            10,861
   Other Current Liabilities                                           26,772            19,931
      Total Current Liabilities                                       152,559           130,201
Other Liabilities                                                     123,209            91,934
Accumulated Deferred Taxes                                            169,176           140,740
Commitments and Contingencies (Note J)
Total Liabilities and Capitalization                               $1,257,029    $    1,206,130

Consolidated Statement of Retained Earnings
Years Ended December 31, (In Thousands)                                 1996              1995           1994
Retained Earnings - Beginning of Year                               $  56,228    $       56,617      $   39,642
Consolidated Net Earnings                                              30,614            32,626          47,370
   Total                                                               86,842            89,243          87,012
Dividends Paid - EUA Common Shares                                     33,618            32,050          29,795
Other                                                                     820               965             600
Retained Earnings - Accumulated since June 1991 Accounting
   Reorganization                                                    $ 52,404    $       56,228      $   56,617

Consolidated Statement Of Equity Capital & Preferred Stock
December 31, (Dollar Amounts In Thousands)               1996              1995
EASTERN UTILITIES ASSOCIATES:
 Common Shares:
   $5 par value 36,000,000 shares authorized,
    20,435,997 shares outstanding in 1996
      and 20,436,764 shares in 1995                 $    102,180      $  102,184
 Other Paid-In Capital                                   221,160         220,730
 Common Share Expense                                     (3,931)         (3,913)
 Retained Earnings - Accumulated since June 1991
     Accounting Reorganization                            52,404          56,228
      Total Common Equity                                371,813         375,229
CUMULATIVE PREFERRED STOCK OF SUBSIDIARIES:
 Non-Redeemable Preferred:
   Blackstone Valley Electric Company:
      4.25% $100 par value 35,000 shares <F1>              3,500           3,500
      5.60% $100 par value 25,000 shares <F1>              2,500           2,500
      Premium                                                129             129
   Newport Electric Corporation:
      3.75% $100 par value 7,689 shares <F1>                 769             769
      Premium                                                  2               2
        Total Non-Redeemable Preferred Stock               6,900           6,900
 Redeemable Preferred:
   Eastern Edison Company:
      65/8 $100 par value 300,000 shares <F2>             30,000          30,000
      Expense, Net of Premium                               (335)           (335)
      Preferred Stock Redemption Costs                    (2,630)         (3,447)
   Newport Electric Corporation:
      9.75% $100 par value 900 shares                                         90
      Expense                                                                 (3)
      Sinking Fund Requirement Due Within One Year                           (50)
        Total Redeemable Preferred Stock                  27,035          26,255
        Total Preferred Stock of Subsidiaries       $     33,935    $     33,155

<F1>  Authorized and Outstanding.
<F2>  Authorized 400,000 shares.  Outstanding 300,000 at December 31, 1996.

Consolidated Statement of Indebtedness
December 31, (In Thousands)                                  1996    1995
EUA Service Corporation:
      10.2% Secured Notes due 2008                  $      10,100    $     12,300
EUA Cogenex Corporation:
       7.22% Unsecured Notes due 1997                      15,000          15,000
       7.0% Unsecured Notes due 2000                       50,000          50,000
       9.6% Unsecured Notes due 2001                       16,000          19,200
      10.56% Unsecured Notes due 2005                      31,500          35,000
EUA Ocean State Corporation:
       9.59% Unsecured Notes due 2011                      31,067          33,544
Blackstone Valley Electric Company:
   First Mortgage Bonds:
       9 1/2% due 2004 (Series B)                          12,000          13,500
      10.35% due 2010 (Series C)                           18,000          18,000
   Variable Rate Demand Bonds due 2014<F1>                  6,500           6,500
Eastern Edison Company
   First Mortgage and Collateral Trust Bonds:
       4 7/8% due 1996                                                      7,000
       5 7/8% due 1998                                     20,000          20,000
       5 3/4% due 1998                                     40,000          40,000
       7.78 % Secured Medium Term Notes due 2002           35,000          35,000
       6 7/8% due 2003                                     40,000          40,000
       6.35% due 2003                                       8,000           8,000
       8.0% due 2023                                       40,000          40,000
   Pollution Control Revenue Bonds:
       5 7/8% due 2008                                     40,000          40,000
Newport Electric Corporation:
   First Mortgage Bonds:
       9.0% due 1999                                        1,386           1,386
       9.8% due 1999                                        8,000           8,000
       8.95% due 2001                                       3,250           3,900
   Small Business Administration Loan:
       6.5% due 2005                                          719             809
   Variable Rate Revenue Refunding Bonds due 2011<F1>       7,925           7,925
Unamortized (Discount) - Net                                 (598)           (687)
                                                          433,849         454,377
Less Portion Due Within One Year                           27,512          19,506
      Total Long-Term Debt - Net                       $  406,337      $  434,871

<F1>  Weighted average interest rate was 3.5% for 1996 and 3.9% for 1995.


Notes to Consolidated Financial Statements
December 31, 1996, 1995 and 1994

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

Jointly Owned Companies:   Montaup Electric Company (Montaup) follows the
equity method of accounting for its stock ownership investments in jointly owned companies including four regional nuclear generating companies.
Montaup's investments in these nuclear generating companies range from 2.50% to 4.50%. Montaup is entitled to electricity produced from these facilities based on its ownership interests and is billed for its entitlement pursuant to contractual agreements which are approved by the Federal Energy Regulatory Commission (FERC).

One of the four facilities, Yankee Atomic, is being decommissioned, but Montaup is required to pay, and has received FERC authorization to recover, its proportionate share of any unrecovered costs and costs incurred after the plant's retirement. Montaup's share of all unrecovered assets and the total estimated costs to decommission the unit aggregated approximately $7.8 million at December 31, 1996 and is included with Other Liabilities on the Consolidated Balance Sheet. Also, due to recoverability, a regulatory asset has been recorded for the same amount and is included with Other Assets.

In December 1996, the Board of Directors of Connecticut Yankee voted to retire the generating station. Connecticut Yankee certified to the NRC that it had permanently closed power generation operations and removed fuel from the reactor. Montaup has a 4.5% equity ownership in Connecticut Yankee. Montaup's share of all unrecovered assets and the total estimated costs to decommission the unit aggregated approximately $34.1 million at December 31, 1996 and is included with Other Liabilities on the Consolidated Balance Sheet. Also, due to anticipated recoverability, a regulatory asset has been recorded for the same amount and is included with Other Assets.

Montaup also has a stock ownership investment of 3.27% in each of two companies which own and operate certain transmission facilities between the Hydro Quebec electric system and New England.

EUA Ocean State Corporation (EUA Ocean State) follows the equity method of accounting for its 29.9% partnership interest in the Ocean State Power Project
(OSP). Also, EUA Energy Investment follows the equity method of accounting for its 40% partners hip interest in BIOTEN, G.P. and for its 20% stock ownership in Separation Technologies, Inc. These ownership interests and Montaup's stock ownership investments are included in "Investments in Jointly Owned Companies" on the Consolidated Balance Sheet.

Plant and Depreciation: Utility plant is stated at original cost. The cost of additions to utility plant includes contracted work, direct labor and material, allocable overhead, allowance for funds used during construction and indirect charges for engineering and supervision. For financial statement purposes, depreciation is computed on the straight-line method based on estimated useful lives of the various classes of property. On a consolidated basis, provisions for depreciation on utility plant were equivalent to a composite rate of approximately 3.7% in 1996, 3.6% in 1995, and 3.3% in 1994 based on the average depreciable property balances at the beginning and end of each year. Non-utility property and equipment of EUA Cogenex Corporation (EUA Cogenex) is stated at original cost. For financial statement purposes, depreciation on office furniture and equipment, computer equipment and real property is computed on the straight-line method based on estimated useful lives ranging from five to forty years. Project equipment is depreciated over the term of the applicable contracts or based on the estimated useful lives, whichever is shorter, ranging from five to fifteen years.

Other Assets: The components of Other Assets at December 31, 1996 and 1995 are detailed as follows:

(In Thousands)                                      1996            1995
Regulatory Assets:
        Unamortized losses on reacquired debt   $   14,088      $   15,894
        Unrecovered plant and
            decommissioning costs                   41,914          10,100
        Deferred FAS 109 costs (Note B)             58,712          48,196
        Deferred FAS 106 costs                       4,054           4,583
        Mendon Road judgment (Note J)                6,154           5,857
        Other regulatory assets                      6,363           6,031
        Total regulatory assets                    131,285          90,661
Other deferred charges and assets:
        Unamortized debt expenses                    4,625           5,349
        Goodwill                                     6,848           7,054
        Other                                       32,784          26,847
        Total Other Assets                       $ 175,542       $ 129,911

Regulatory Accounting: EUA's Core Electric companies are subject to certain accounting rules that are not applicable to other industries. These accounting rules allow regulated companies, in appropriate circumstances, to establish regulatory assets and liabilities which defer the current financial impact of certain costs that are expected to be recovered in future rates. EUA believes that its Core Electric operations continue to meet the criteria established in these accounting standards. Effects of legislation and/or regulatory initiatives or EUA's own initiatives could ultimately cause the Core Electric companies to no longer follow these accounting rules. In such an event, a non-cash write-off of regulatory assets and liabilities could be required at that time.

Allowance for Funds Used During Construction (AFUDC) and Capitalized Interest:
AFUDC represents the estimated cost of borrowed and equity funds used to finance the EUA System's construction program. In accordance with regulatory accounting, AFUDC is capitalized as a cost of utility plant in the same manner as certain general and administrative costs. AFUDC is not an item of current cash income but is recovered over the service life of utility plant in the form of increased revenues collected a s a result of higher depreciation expense. The combined rate used in calculating AFUDC was 9.0% in 1996, 9.2% in 1995, and 9.7% in 1994. The caption "Allowance for Borrowed Funds Used During Construction" also includes interest capitalized for non-regulated entities in accordance with Financial Accounting Standards Board (FASB) Statement No. 34.

Operating Revenues: Utility revenues are based on billing rates authorized by applicable federal and state regulatory commissions. Eastern Edison Company (Eastern Edison), Blackstone Valley Electric Company (Blackstone) and Newport Electric Corporation (Newport) (collectively, the Retail Subsidiaries) accrue the estimated amount of unbilled base rate revenues at the end of each month to match costs and revenues more closely. In addition they also record the difference between fuel costs incur red and fuel costs billed. Montaup recognizes revenues when billed. Montaup, Blackstone, and Newport also record revenues related to rate adjustment mechanisms.

EUA Cogenex's revenues are recognized based on financial arrangements established by each individual contract. Under paid-from-savings contracts, revenues are recognized as energy savings are realized by customers. Revenue from the sale of energy savings projects and sales-type leases are recognized when the sales are complete. Interest on the financing portion of the contracts is recognized as earned at rates established at the outset of the financing arrangement. All construction and installation costs are recognized as contract expenses when the contract revenues are recorded. In circumstances in which material uncertainties exist as to contract profitability, cost recovery accounting is followed and revenues received under such con tracts are first accounted for as recovery of costs to the extent incurred.

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

(B) Income Taxes:

EUA adopted FASB statement No. 109, "Accounting for Income Taxes" (FAS 109), which requires recognition of deferred income taxes for temporary differences that are reported in different years for financial reporting and tax purposes using the liability method. Under the liability method, deferred tax liabilities or assets are computed using the tax rates that will be in effect when temporary differences reverse. Generally, for regulated companies, the change in tax rates may not be immediately recognized in operating results because of ratemaking treatment and provisions in the Tax Reform Act of 1986. Total deferred tax assets and liabilities for 1996 and 1995 are comprised as follows:

                   Deferred Tax                          Deferred Tax
($ in thousands)     Assets       ($ in thousands)        Liabilities
                   1996    1995                          1996    1995
Plant Related                      Plant Related
 Differences     $18,442 $21,028     Differences     $188,425    $170,562
Alternative                        Refinancing
 Minimum Tax         852   9,302     Costs              1,623       1,919
NOL Carryforward   1,655   1,646   Pensions             1,313       1,496
Pensions           4,012   3,392
Acquisitions       3,965   4,281
Other              5,657   5,663   Other               12,042      11,684
        Total    $34,583 $45,312     Total           $203,403    $185,661

As of December 31, 1996 and 1995, EUA has recorded on its Consolidated Balance Sheet a regulatory liability to ratepayers of approximately $21.2 million and $27.2 million, respectively. These amounts primarily represent excess deferred income taxes resulting from the reduction in the federal income tax rate and also include deferred taxes provided on investment tax credits. Also at December 31, 1996 and 1995, a regulatory asset of approximately $58.7 million and $48.2 million, respectively, h as been recorded, representing the cumulative amount of federal income taxes on temporary depreciation differences which were previously flowed through to ratepayers.

EUA has $0.9 million of alternative minimum tax credits which have no expiration and can be utilized to reduce the consolidated regular tax liability.

In 1994, EUA Ocean State utilized $3.9 million of ITC related to its investment in OSP, which were charged against 1994 federal income tax expense and reduced the consolidated regular tax liability. EUA has no remaining ITC carryforwards available.

Components of income tax expense for the year 1996, 1995, and 1994 are as follows:

($ in thousands)                    1996        1995       1994
Federal:
   Current                     $    (231)  $   10,335    $  5,986
   Deferred                        9,838        6,456       9,199
   Investment Tax Credit, Net     (1,125)      (1,130)        (99)
                                   8,482       15,661      15,086
State:
   Current                         2,823        2,579       1,154
   Deferred                         (363)      (1,225)      1,303
                                   2,460        1,354       2,457
Charged to Operations             10,942       17,015      17,543
Charged to Other Income:
   Current                         4,798        4,353       9,243
   Deferred                        2,135       (6,217)     (2,486)
   Investment Tax Credit, Net        (82)         (82)     (3,972)
                                   6,851       (1,946)      2,785
Total                            $17,793   $   15,069    $ 20,328


Total income tax expense was different from the amounts computed by applying federal income tax statutory rates to book income subject to tax for the following reasons:

($ in thousands)                                     1996         1995           1994
Federal Income Tax Computed at Statutory Rates    $ 17,751    $   17,506    $   24,510
(Decrease) Increase in Tax From:
   Equity Component of AFUDC                          (189)         (187)         (123)
   Depreciation Differences                              2           118            50
   Amortization and Utilization of ITC              (1,207)       (1,212)       (5,115)
   State Taxes, Net of Federal Income Tax Benefit    1,952           (44)        2,285
   Other                                              (516)       (1,112)       (1,279)
Total Income Tax Expense                          $ 17,793    $   15,069    $   20,328

(C) Capital Stock:
The changes in the number of common shares outstanding and related increases in Other Paid-In Capital during the years ended December 31, 1996, 1995, and 1994 were as follows:

        Number of Common Shares Issued
             Dividend                        Northeast       Highland      Common    Other
             Reinvestment                    Energy          Energy        Shares    Paid-In
             and Employee    J.L. Day Co.    Management      Group          At Par   Capital
             Savings Plans   Acquisition     Acquisition     Acquisition   (000)      (000)
1996         (767)                                                          $  (4)   $     4
1995         323,526                                          176,258       2,499      7,683
1994         427,304           12,499         464,579                       4,522     10,209

The preferred stock provisions of the Retail Subsidiaries place certain restrictions upon the payment of dividends on common stock by each company. At December 31, 1996 and 1995, each company was in excess of the minimum requirements which would make these restrictions effective.

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

(D) Redeemable Preferred Stock:
Eastern Edison's 6 5/8% Preferred Stock issue is entitled to an annual mandatory sinking fund sufficient to redeem 15,000 shares commencing September 1, 2003. The redemption price is $100 per share plus accrued dividends. All outstanding shares of the 6 5/8% issue are subject to mandatory redemption on September 1, 2008, at a price of $100 per share plus accrued dividends.
In the event of liquidation, the holders of Eastern Edison's 6 5/8% Preferred Stock are entitled to $100 per share plus accrued dividends.

In October 1996, Newport redeemed the remaining 900 shares of its 9.75% Preferred Stock, representing 500 shares under the mandatory sinking fund provision and 400 shares under the optional provision of the sinking fund.

(E) Long-Term Debt:
The various mortgage bond issues of Blackstone, Eastern Edison, and Newport are collateralized by substantially all of their utility plant. In addition, Eastern Edison's bonds are collateralized by securities of Montaup, which are wholly-owned by Eastern Edison, in the principal amount of approximately $236 million.

Blackstone's Variable Rate Demand Bonds are collateralized by an irrevocable letter of credit which expires on January 21, 1998. The letter of credit permits an extension of one year upon mutual agreement of the bank and Blackstone.

Newport's Variable Rate Electric Energy Facilities Revenue Refunding Bonds are collateralized by an irrevocable Letter of Credit which expires on January 6, 1998, and permits an extension of one year upon mutual agreement of the Bank and Newport. EUA Service Corporation's (EUA Service) 10.2% Secured Notes due 2008 are collateralized by certain real estate and property of the company.
In September, Eastern Edison used available cash to redeem $7 million of 4 7/8% First Mortgage Bonds at maturity.

The EUA System's aggregate amount of current cash sinking fund requirements and maturities of long-term debt, (excluding amounts that may be satisfied by available property additions) for each of the five years following 1996 are:
$27.5 million in 19 97, $72.5 million in 1998, $21.9 million in 1999, $62.5 million in 2000, and $14.3 million in 2001.

As a result of the June 1996 $5.9 million charge to earnings and lower than anticipated sales, EUA Cogenex was not in compliance with the interest coverage covenant contained in certain of its unsecured note agreements and therefore EUA Cogenex was i n default under said note agreements. EUA Cogenex has reached agreement with lenders to modify the interest coverage covenant contained in these note agreements through January 1, 1998, and to waive the default created by the June 1996 charge.

(F) Fair Value Of Financial Instruments:
The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate:
Cash and Temporary Cash Investments: The carrying amount approximates fair value because of the short-term maturity of these instruments.

Long Term Notes Receivable and Net Investment in Sales-Type Leases: The fair value of these assets are based on market rates of similar securities.

Preferred Stock and Long-Term Debt of Subsidiaries: The fair value of the System's redeemable preferred stock and long-term debt were based on quoted market prices for such securities at December 31, 1996.

The estimated fair values of the System's financial instruments at December 31, 1996, are as follows:

                                        Carrying    Fair
($ in thousands)                        Amount      Value

Cash and Temporary Cash Investments $ 12,455 $ 12,455 Long-Term Notes Receivable and
  Net Investment in Sales-Type Leases     52,599      54,869
Redeemable Preferred Stock                30,000      30,300
Long-Term Debt                           434,447     450,419

(G) Lines Of Credit:
EUA System companies maintain short-term lines of credit with various banks aggregating approximately $140 million. At December 31, 1996, unused short-term lines of credit were approximately $89 million. In accordance with informal agreements with the various banks, commitment fees are required to maintain certain lines of credit. During 1996, the weighted average interest rate for short-term borrowings was 5.5%.

(H) Jointly Owned Facilities:
At December 31, 1996, in addition to the stock ownership interests discussed in Note A, Nature of Operations and Summary of Significant Accounting Policies - Jointly Owned Companies, Montaup and Newport had direct ownership interests in the following electric generating facilities:

                                            Accumulated
                                            Provision For   Net     Construc-
                                  Utility   Depreciation   Utility    tion
                        Percent   Plant in      and        Plant in  Work in
($ in thousands)        Owned     Service   Amortization   Service   Progress
Montaup:
   Canal Unit 2         50.00%   $ 83,194    $41,843       $ 41,351  $446
   Wyman Unit 4          1.96%      4,051      2,130          1,921
   Seabrook Unit 1       2.90%    194,928     29,983        164,945   251
   Millstone Unit 3      4.01%    178,854     49,560        129,294   170
Newport:
   Wyman Unit 4          0.67%      1,285        726            559

The foregoing amounts represent Montaup's and Newport's interest in each facility, including nuclear fuel where appropriate, and are included on the like-captioned lines on the Consolidated Balance Sheet. At December 31, 1996, Montaup's total net investment in nuclear fuel of the Seabrook and Millstone Units amounted to $2.8 million and $1.8 million, respectively.

Montaup's and Newport's shares of related operating and maintenance expenses with respect to units reflected in the table above are included in the corresponding operating expenses.

(I) Financial Information By Business Segments:
The Core Electric Business includes results of the electric utility operations of Blackstone, Eastern Edison, Newport and Montaup.

Energy Related Business includes results of our diversified energy related subsidiaries, EUA Cogenex, EUA Ocean State and EUA Energy Investment Corporation (EUA Energy) and EUA Energy Services.

Corporate results include the operations of EUA Service and EUA Parent.

                                         Pre-Tax                  Depreciation    Cash        Equity in
                        Operating       Operating       Income        and        Construction Subsidiary
($ in thousands)        Revenues        Income          Taxes     Amortization   Expenditures Earnings
Year Ended
  December 31, 1996
    Core Electric       $ 470,719       $ 80,042        $ 19,902       $ 35,178     $ 33,337   $ 1,587
    Energy Related         56,349        (11,536)         (9,231)        10,290       28,121     9,111
    Corporate                             (1,723)            271             10        1,272
        Total           $ 527,068       $ 66,783        $ 10,942       $ 45,478     $ 62,730   $10,698

Year Ended
  December 31, 1995
    Core Electric       $ 483,864       $ 86,505         $  20,312     $ 34,218     $ 31,466   $ 1,646
    Energy Related         79,499          3,377            (3,318)      11,265       44,684    10,417
    Corporate                             (1,139)               21            9        1,773
        Total           $ 563,363       $ 88,743         $  17,015     $ 45,492     $ 77,923   $12,063

Year Ended
  December 31, 1994
    Core Electric       $ 489,798       $ 83,966         $  18,879      $ 33,409    $ 32,978   $ 1,700
    Energy Related         74,480          9,905            (1,149)       12,491      17,231    10,785
    Corporate                             (2,533)             (187)          555         310
        Total           $ 564,278       $ 91,338         $  17,543      $ 46,455    $ 50,519   $12,485

                                                               December 31,
($ in thousands)                                            1996           1995
Total Plant and Other Investments
    Core Electric                                        $  715,796     $  716,828
    Energy Related                                          196,236        203,670
    Corporate                                                20,357         20,302
        Total Plant and Other Investments                   932,389        940,800
Other Assets
    Core Electric                                           232,443        191,152
    Energy Related                                           66,212         57,083
    Corporate                                                25,985         17,095
        Total Other Assets                                  324,640        265,330
Total Assets                                             $1,257,029     $1,206,130

(J) Commitments And Contingencies:

Nuclear Fuel Disposal and Nuclear Plant Decommissioning Costs: The owners (or lead participants) of the nuclear units in which Montaup has an interest have made, or expect to make, various arrangements for the acquisition of uranium concentrate, the conversion, enrichment, fabrication and utilization of nuclear fuel and the disposition of that fuel after use. The owners (or lead participants) of United States nuclear units have entered into contracts with the Department of Energy (DOE) for disposal of spent nuclear fuel in accordance with the Nuclear Waste Policy Act of 1982 (NWPA). The NWPA requires (subject to various contingencies) that the federal government design, license, construct and operate a permanent repository for high level radioactive wastes and spent nuclear fuel and establish a prescribed fee for the disposal of such wastes and nuclear fuel. The NWPA specifies that the DOE provide for the disposal of such waste and spent nuclear fuel starting in 1998. Objections on environmental and other grounds have been asserted against proposals for storage as well as disposal of spent nuclear fuel. The DOE now estimates that a permanent disposal site for spent fuel will not be ready to accept fuel for storage or disposal until as late as the year 2010. Montaup owns a 4.01% interest in Millstone III and a 2.9% interest in Seabrook I. Northeast Utilities, the operator of the units, indicates that Millstone III has sufficient on-site storage facilities which, with rack additions, can accommodate its spent fuel for the projected life of the unit. At the Seabrook Project, there is on-site storage capacity which, with rack additions, will be sufficient to at least the year 2011.

The Energy Policy Act of 1992 requires that a fund be created for the decommissioning and decontamination of the DOE uranium enrichment facilities. The fund will be financed in part by special assessments on nuclear power plants in which Montaup has an interest. These assessments are calculated based on the utilities' prior use of the government facilities and have been levied by the DOE, starting in September 1993, and will continue over 15 years. This cost is passed on to the joint owners o r power buyers as an additional fuel charge on a monthly basis and is currently being recovered by Montaup through rates.

Also, Montaup is recovering through rates its share of estimated decommissioning costs for Millstone III and Seabrook I. Montaup's share of the current estimate of total costs to decommission Millstone III is $18.6 million in 1996 dollars, and Seabrook I is $13.1 million in 1996 dollars. These figures are based on studies performed for the lead owners of the units.

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

Total pension expense for the Retirement Plan, including amounts related to the 1995 voluntary retirement incentive offer, for 1996, 1995 and 1994 included the following components:

($ in thousands)                       1996         1995         1994
Service cost-benefits earned
  during the period             $      3,126   $    2,776   $     3,281
Interest cost on projected
  benefit obligations                  9,765        9,391         8,848
Actual loss (return) on assets       (16,451)     (36,220)        1,523
Net amortization and deferrals         4,060       24,392       (12,494)
Net periodic pension expense             500          339         1,158
Voluntary Retirement Incentive                      1,653
Total periodic pension expense  $        500   $    1,992   $     1,158

Assumptions used to determine pension costs:

Discount Rate                           7.25%        8.25%         7.25%
Compensation Increase Rate              4.25%        4.75%         4.75%
Long-Term Return on Assets              9.50%        9.50%         9.50%

The following table sets forth the actuarial present value of benefit obligations and funded status at December 31, 1996, 1995 and 1994:

($ in thousands)                            1996            1995            1994
Accumulated benefit obligations
Vested                                 $ (118,739)     $ (117,060)     $  (96,045)
Non-vested                                   (254)           (271)           (315)
Total                                  $ (118,993)     $ (117,331)     $  (96,360)
Projected benefit obligations          $ (136,286)     $ (135,415)     $ (112,483)
Plan assets at fair value,
  primarily stocks and bonds              161,300         152,308         122,816
Unrecognized net (gain)                   (29,963)        (21,769)        (13,643)
Unamortized net
  assets at January 1                       4,513           4,939           5,365
Net pension (liability) assets         $     (436)     $       63      $    2,055

The discount rate and compensation increase rate used to determine pension obligations, effective January 1, 1997 are 7.5% and 4.25% respectively, and were used to calculate the plan's funded status at December 31, 1996.
The one-time voluntary retirement incentive also resulted in $1.6 million of non-qualified pension benefits which were expensed in 1995. At December 31, 1996, approximately $1.4 million was included in other liabilities for these unfunded benefits. EUA also maintains non-qualified supplemental retirement plans for certain officers of the EUA System (Supplemental Plans). Benefits provided under the Supplemental Plans are based primarily on compensation at retirement date. EUA maintains life insurance on certain participants of the Supplemental Plans to fund in whole, or in part, its future liabilities under the Supplemental Plans. As of December 31, 1996, approximately $4.4 million was included in accrued expenses and other liabilities f or these plans. For the years ended December 31, 1996, 1995 and 1994 expenses related to the Supplemental Plans were $1.5 million, $1.5 million, and $516,000, respectively. EUA also provides a defined contribution 401(K) savings plan for substantially all employees. EUA's matching percentage of employees' voluntary contributions to the plan, amounted to $1.3 million in 1996, $1.4 million in 1995 and $1.3 million in 1994.

Post-Retirement Benefits: Retired employees are entitled to participate in health care and life insurance benefit plans. Health care benefits are subject to deductibles and other limitations. Health care and life insurance benefits are partially funded by EUA System companies for all qualified employees.
The EUA System adopted Statement of Financial Accounting Standard No. 106, "Accounting for Post-Retirement Benefits Other Than Pensions," (FAS 106) as of January 1, 1993. This standard establishes accounting and reporting standards for such post-retirement benefits as health care and life insurance. Under FAS 106 the present value of future benefits is recorded as a periodic expense over employee service periods through the date they become fully eligible for benefits. With respect to period s prior to adopting FAS 106, EUA elected to recognize accrued costs (the Transition Obligation) over a period of 20 years, as permitted by FAS 106. The resultant annual expense, including amortization of the Transition Obligation and net of capitalized and deferred amounts, was approximately $6.1 million in 1996, $6.3 million in 1995 and $5.8 million in 1994.

The total cost of post-retirement benefits other than pensions, including amounts related to the 1995 voluntary retirement incentive offer, for 1996, 1995 and 1994 includes the following components:

($ in thousands)                         1996         1995      1994
Service cost                          $   1,123   $     996   $  1,537
Interest cost                             4,449       4,822      5,381
Actual return on plan assets               (253)       (671)      (126)
Amortization of transition obligation     3,313       3,312      3,429
Other amortizations & deferrals - net    (1,211)       (970)       (85)
Net periodic post-retirement
  benefit cost                            7,421       7,489     10,136
Voluntary Retirement Incentive                          832
Total periodic post-retirement
  benefit costs                       $   7,421   $   8,321    $10,136

Assumptions used to determine post-retirement benefit costs
    Discount rate                          7.25%       8.25%      7.25%
    Health care cost trend rate
                      - near-term          9.00%      11.00%     13.00%
                      - long-term          5.00%       5.00%      5.00%
    Compensation increase rate             4.25%       4.75%      4.75%
    Long-term return on assets
                      - union              8.50%       8.50%      8.50%
                      - non-union          7.50%       5.50%      5.50%

Reconciliation of funded status:
($ in thousands)                              1996    1995    1994

Accumulated post-retirement benefit
  obligation (APBO):
    Retirees                           $(36,518)   $(40,817)  $(35,386)
    Active employees fully eligible
      for benefits                       (5,952)     (9,760)    (9,778)
    Other active employees              (19,652)    (20,115)  $(23,306)
Total                                  $(62,122)   $(70,692)  $(68,470)

Plan assets at fair value, primarily
  notes and bonds                        17,743      12,614      7,722
Unrecognized transition obligation       53,001      56,314     61,718
Unrecognized net loss (gain)            (17,551)     (7,575)    (9,098)
(Accrued)/prepaid post-retirement
  benefit cost                        $  (8,929)   $ (9,339)   $(8,128)

The discount rate and compensation increase rate used to determine post-retirement benefit obligations effective January 1, 1997 are 7.5% and 4.25%, respectively, and were used to calculate the funded status of post-retirement benefits at December 31 , 1996.

Increasing the assumed health care cost trend rate by 1% each year would increase the total post-retirement benefit cost for 1996 by $800,000 and increase the total accumulated post-retirement benefit obligation by $7.5 million.

The EUA System has also established separate irrevocable external Voluntary Employees' Beneficiary Association Trust Funds for union and non-union retirees. Contributions to the funds commenced in March 1993 and totaled approximately $7.8 million in 1996, $7.1 million during 1995, and $6.7 million in 1994.

Long-Term Purchased Power Contracts: The EUA System is committed under long-term purchased power contracts, expiring on various dates through September 2021, to pay demand charges whether or not energy is received. Under terms in effect at December 31, 1996, the aggregate annual minimum commitments for such contracts are approximately $122 million in 1997, $116 million in 1998, $114 million in 1999, $111 million in 2000, $111 million in 2001 and will aggregate $1.0 billion for the ensuing year s. In addition, the EUA System is required to pay additional amounts depending on the actual amount of energy received under such contracts. The demand costs associated with these contracts are reflected as Purchased Power-Demand on the Consolidate d Statement of Income. Such costs are currently recoverable through rates.

Environmental Matters: There is an extensive body of federal and state statutes governing environmental matters, which permit, among other things, federal and state authorities to initiate legal action providing for liability, compensation, cleanup, and emergency response to the release or threatened release of hazardous substances into the environment and for the cleanup of inactive hazardous waste disposal sites which constitute substantial hazards. Because of the nature of the EUA System's business, various by-products and substances are produced or handled which are classified as hazardous under the rules and regulations promulgated by the United States Environmental Protection Agency (EPA) as well as state and local authorities. The EUA System generally provides for the disposal of such substances through licensed contractors, but these statutory provisions generally impose potential joint and several responsibility on the generators of the wastes for cleanup costs. Subsidiaries of EUA have been notified with respect to a number of sites where they may be responsible for such costs, including sites where they may have joint and several liability with other responsible parties. It is the policy of the EUA System companies to notify liability insurers and to initiate claims. EUA is unable to predict whether liability, if any, will be assumed by, or can be enforced against, the insurance carrier in these matters.

On December 13, 1994, the United States District Court for the District of Massachusetts (District Court) issued a judgment against Blackstone, finding Blackstone liable to the Commonwealth of Massachusetts (Commonwealth) for the full amount of response costs incurred by the Commonwealth in the cleanup of a by-product of manufactured gas at a site at Mendon Road in Attleboro, Massachusetts. The judgment also found Blackstone liable for interest and litigation expenses calculated to the date of judgment. The total liability is approximately $5.9 million, including approximately $3.6 million in interest which has accumulated since 1985. Due to the uncertainty of the ultimate outcome of this proceeding and anticipated recoverability, Blacks tone recorded the $5.9 million District Court judgment as a deferred debit. This amount is included with Other Assets at December 31, 1996 and 1995.

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

In addition, Blackstone has notified certain liability insurers and has filed claims with respect to the Mendon Road site, as well as other sites. Blackstone reached settlement with one carrier for reimbursement of legal costs related to the Mendon Road case. In January 1996, Blackstone received the proceeds of the settlement.

As of December 31, 1996, the EUA System had incurred costs of approximately $5.7 million (excluding the $5.9 million Mendon Road judgment) in connection with these sites, substantially all of which relate to Blackstone. These amounts have been financed primarily by internally generated cash. Blackstone is currently amortizing all of its incurred costs over a five-year period consistent with prior regulatory recovery periods and is recovering certain of those costs in rates.

EUA estimates that additional costs of up to $2.8 million (excluding the $5.9 million Mendon Road judgment) may be incurred at these sites through 1998, substantially all of which relates to sites at which Blackstone is a potentially responsible part y. Estimates beyond 1998 cannot be made since site studies, which are the basis of these estimates, have not been completed. As a result of the recoverability of cleanup costs in rates and the uncertainty regarding both its estimated liability, as well as its potential contributions from insurance carriers and other responsible parties, EUA does not believe that the ultimate impact of the environmental costs will be material to the financial position of the EUA System or to any individual subsidiary and thus no loss provision is required at this time.

The Clean Air Act Amendments created new regulatory programs and generally updated and strengthened air pollution control laws. These amendments expanded the regulatory role of the EPA regarding emissions from electric generating facilities and a host of other sources. EUA System generating facilities were first affected in 1995, when EPA regulations took effect for facilities owned by the EUA System. Montaup's coal-fired Somerset Unit #6 is utilizing lower sulfur content coal to meet the 1995 air standards. EUA does not anticipate the impact from the Amendments to be material to the financial position of the EUA System.

In November of 1996, the EPA proposed to toughen the nation's ozone standards as well as the particulate matters standards. The effect that such rules will have on the EUA System cannot be determined by management at this time.
On December 23, 1996, Eastern Edison, Montaup, the Massachusetts Attorney General and Division of Energy Resources reached a settlement in principle regarding electric utility industry restructuring in the state of Massachusetts. The proposed settlement includes a plan for emissions reductions related to Montaup's Somerset Station Units 5 and 6, and to Montaup's 50% ownership share of Canal Electric's Unit #2. The basis for SO2 and NOx emission reductions in the proposed settlement is an allowance cap calculation. Montaup may meet its allowance caps by any combination of control technologies, fuel switching, operational changes, and/or the use of purchased or surplus allowances. The settlement is expected to be submitted to the MDPU in March 1997.

In April 1992, the Northeast States for Coordinated Air Use Management (NESCAUM), an environmental advisory group for eight northeast states including Massachusetts and Rhode Island, issued recommendations for NOx controls for existing utility boiler s required to meet the ozone non-attainment requirements of the Clean Air Act. The NESCAUM recommendations are more restrictive than the Clean Air Act requirements. The Massachusetts Department of Environmental Management has amended its regulation s to require that Reasonably Available Control Technology (RACT) be implemented at all stationary sources potentially emitting 50 tons or more per year of NOx Similar regulations have been issued in Rhode Island. Montaup has initiated compliance, through, among other things, selective noncatalytic reduction processes.

A number of scientific studies in the past several years have examined the possibility of health effects from EMF that are found wherever there is electricity. While some of the studies have indicated some association between exposure to EMF and health effects, many others have indicated no direct association. The research to date has not conclusively established a direct causal relationship between EMF exposure and human health. Additional studies, which are intended to provide a better understanding of EMF, are continuing.
On October 31, 1996, the National Academy of Sciences issued a literature review of all research to date, "Possible Health Effects of Exposure to Residential Electric and Magnetic Fields." Its most widely reported conclusion stated, "No clear, convincing evidence exists to show that residential exposures to EMF are a threat to human health."

Some states have enacted regulations to limit the strength of magnetic fields at the edge of transmission line rights-of-way. Rhode Island has enacted a statute which authorizes and directs the Energy Facility Siting Board to establish rules and regulations governing construction of high voltage transmission lines of 69kv or more. Management cannot predict the ultimate outcome of the EMF issue.

Guarantee of Financial Obligations: EUA has guaranteed or entered into equity maintenance agreements in connection with certain obligations of its subsidiaries. EUA has guaranteed the repayment of EUA Cogenex's $31.5 million, 10.56% unsecured long-term notes due 2005 and EUA Ocean State's $31.1 million, 9.59% unsecured long-term notes due 2011. In addition, EUA has entered into equity maintenance agreements in connection with the issuance of EUA Service's 10.2% Secured Notes and EUA Cogenex's 7.22% and 9.6% Unsecured Notes.
Under the December 1992 settlement agreement with EUA Power, EUA reaffirmed its guarantee of up to $10 million of EUA Power's share of the decommissioning costs of Seabrook I and any costs of cancellation of Seabrook I or Seabrook II. EUA guaranteed this obligation in 1990 in order to secure the release to EUA Power of a $10 million fund established by EUA Power at the time EUA Power acquired its Seabrook interest. EUA has not provided a reserve for this guarantee because management believes it unlikely that EUA will ever be required to honor the guarantee.

Montaup is a 3.27% equity participant in two companies which own and operate transmission facilities interconnecting New England and the Hydro Quebec system in Canada. Montaup has guaranteed approximately $4.8 million of the outstanding debt of these two companies. In addition, Montaup and Newport have minimum rental commitments which total approximately $12.7 million and $1.6 million, respectively under a noncancelable transmission facilities support agreement for years subsequent to 1996. Other: In the fourth quarter of 1996 EUA Cogenex was notified by Ridgewood/Mass. Corporation that it intended to seek damages related to certain claims and alleged misrepresentations by EUA Cogenex regarding the sale of its cogeneration portfolio. As part of the "Agreement for Assignment for Beneficial Interests," Ridgewood exercised these rights under the mandatory arbitration clause contained within said agreement. A date has not been determined for the arbitration proceedings at this time. EUA Cogenex has filed a counter-claim against Ridgewood for its failure to pay for certain transitional expenses as stipulated in the "Assignment Agreement."

On January 10, 1997, the Internal Revenue Service (IRS) issued a report in connection with its examination of the consolidated income tax returns of EUA for 1992 and 1993. The report includes an adjustment to disallow EUA's inclusion of its investment in EUA Power's Preferred Stock as a deduction in determining Excess Loss Account (ELA) taxable income relating to the redemption of EUA Power's Common and Preferred Stock in 1993. The IRS has taken the position that the redemption of the Preferred Stock resulted in a capital loss transaction and not a deduction in determining ELA. The Company disagrees with the IRS's position and filed a protest in March 1997. EUA believes that it will ultimately prevail in this matter. However, if the ultimate resolution of this matter is a favorable decision for the IRS and EUA has not generated sufficient capital gain transactions to offset the capital loss then EUA would be required to record a charge that could have a material impact on financial results in the year of the charge but would not materially impact the financial position of the company.

In early 1997, ten plaintiffs brought suit against numerous defendants, including EUA, for injuries and illness allegedly caused by exposure to asbestos over approximately a thirty-year period, at premises, including some owned by EUA companies. The total damages claimed in all of these complaints is $25 million in compensatory and punitive damages, plus exemplary damages and interest and costs. Each complaint names between fifteen and twenty-eight defendants, including EUA. These complaints have been referred to the applicable insurance companies, and EUA is consulting with those insurers to determine the availability and extent of coverage. EUA cannot predict the ultimate outcome of this matter at this time.

Report of Independent Accountants
To the Trustees and Shareholders of Eastern Utilities Associates

We have audited the accompanying consolidated balance sheet and consolidated statements of equity capital and preferred stock and indebtedness of Eastern Utilities Associates and subsidiaries (the Company) as of December 31, 1996 and 1995, and the related consolidated statements of income, retained earnings and cash flows for each of the three years in the period ended December 31, 1996.

These financial statements are the responsibility of the Company's management. Our responsibility is to ex press an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.




Coopers & Lybrand L.L.P.
Boston, Massachusetts
March 5, 1997

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

The Audit Committee of the Board of Trustees, which consists solely of outside Trustees, meets with management, internal auditors and Coopers & Lybrand L.L.P. to discuss auditing, internal controls and financial reporting matters. The internal audit ors and Coopers & Lybrand L.L.P. have free access to the Audit Committee without management present.


Quarterly Financial and Common Share Information  (unaudited)
 (Thousands of Dollars, Except Per Share and Share Price Amounts)

                                                                       Earnings
                                                                        per     Dividends  Common Share
                                                         Consolidated  Average  Paid Per   Market Price
                     Operating  Operating       Net         Net        Common   Common
                     Revenues    Income       Income      Earnings      Share   Share      High     Low
FOR THE QUARTERS
ENDED 1996:
   December 31      $ 138,407   $   14,208   $   8,312    $  7,735      $ 0.38  $ 0.415   17 1/2   16
   September 30       131,076       13,328       9,389       8,811        0.43    0.415   19 1/2   14 3/4
   June 30            122,785       10,024       3,299       2,720        0.13    0.415   21 7/8   18 1/2
   March 31           134,800       18,281      11,926      11,348        0.56    0.40    24 1/4   20 5/8


FOR THE QUARTERS
ENDED 1995:
   December 31      $  135,327  $   17,274   $  10,989    $ 10,411      $ 0.51  $  0.40   25       22 1/2
   September 30        143,333      20,626       3,666       3,084        0.15     0.40   24 1/8   21 1/2
   June 30             146,736      15,017       8,405       7,825        0.38     0.40   24 7/8   21 5/8
   March 31            137,967      18,811      11,887      11,306        0.57    0.385   24 1/8   21 3/4

Consolidated Operating and Financial Statistics
Years Ended December 31,                 1996     1995      1994      1993        1992      1991     1986
ENERGY GENERATED
AND PURCHASED (millions of kWh):
   Generated
     - by Somerset Station                 719       679       658        319       936       957       887
     - by Nuclear Units                    977       752     1,008      1,033     1,050     1,109       543
     - by Jointly-Owned Units              848     1,410     1,615      1,809     2,105     2,053     2,101
     - by Life of the Unit Contracts       526       236       648        602       793       863       667
     - by Newport                                                                     1         1         1
   Interchange with NEPOOL                 381       573       295        360       157       191       157
   Purchased Power - Unit Power          1,765     1,463     1,526      1,396     1,489     1,006       309
     Total Generated and Purchased       5,216     5,113     5,750      5,520     6,531     6,180     4,664
OPERATING REVENUES
($ in thousands):
   Residential                     $   192,569 $ 193,233 $ 190,662  $ 189,470 $ 176,538 $ 178,812 $ 115,744
   Commercial                          164,096   169,841   169,241    179,145   170,034   171,732   105,777
   Industrial                           80,417    83,061    81,500     81,445    76,946    78,273    67,973
   Other Electric Utilities              5,411     5,447     4,900      5,098     5,103     4,828    16,189
   Other                                14,281    17,482    17,282     21,790    21,314    17,984    15,019
     Total Primary Sales Revenues      456,774   469,064   463,585    476,948   449,935   451,629   320,702
   Unit Contracts                       13,945    14,800    26,213     22,617    47,875    41,225    22,622
   Non-Electric                         56,349    79,499    74,480     66,912    44,154    29,729
     Total Operating Revenues      $   527,068 $ 563,363 $ 564,278  $ 566,477 $ 541,964 $ 522,583 $ 343,324
ENERGY SALES (millions of kWh):
   Residential                           1,740     1,697     1,678      1,624     1,575     1,579     1,262
   Commercial                            1,665     1,674     1,671      1,704     1,704     1,689     1,243
   Industrial                              868       867       850        816       785       777       855
   Other Electric Utilities                 86        75        74         61        68        66       372
   Other                                   132       128       137        147       147       154        28
     Total Primary Sales                 4,491     4,441     4,410      4,352     4,279     4,265     3,760
   Losses and Company Use                  208       227       233        247       241       280       211
     Total System Requirements           4,699     4,668     4,643      4,599     4,520     4,545     3,971
   Unit Contracts                          517       445     1,107        921     2,011     1,635       693
     Total Energy Sales                  5,216     5,113     5,750      5,520     6,531     6,180     4,664
NUMBER OF CUSTOMERS:
   Residential                         270,319   268,203   263,054    259,654   257,026   255,620   217,899
   Commercial                           27,331    27,401    29,004     30,805    32,851    32,745    24,356
   Industrial                            1,779     1,685     1,603      1,294     1,197     1,172     1,250
   Other Electric Utilities                  8         8        12         12        15        15        15
   Other                                    34        34        34         34        34        34        30
     Total Customers                   299,471   297,331   293,707    291,799   291,123   289,586   243,550
Average Annual Revenue
   per Residential Customer ($)            712       720       725        730       687       699       531
Average Annual Use per Residential
   Customer (kWh)                        6,437     6,327     6,379      6,254     6,128     6,177     5,792
AVERAGE REVENUE
PER KWH (cents):
   Residential                           11.06     11.39     11.36      11.67     11.21     11.32      9.17
   Commercial                             9.86     10.15     10.13      10.51      9.98     10.17      8.51
   Industrial                             9.26      9.58      9.59       9.98      9.80     10.07      7.95


Consolidated Operating and Financial Statistics
Years Ended December 31,                  1996    1995           1994        1993       1992       1991       1986
CAPITALIZATION ($ in thousands):
   Bonds - Net                        $277,313  $ 279,374 $    288,449  $  300,389 $   306,898 $   346,146 $  246,500
   Other Long-Term Debt - Net          129,024    155,497      166,963     196,427     156,060     142,306    177,289
     Total Long-Term Debt - Net        406,337    434,871      455,412     496,816     462,958     488,452    423,789
   Preferred Stock - Net                33,935     33,155       32,290      31,953      44,346      45,830     44,931
   Common Equity                       371,813    375,229      365,443     333,165     266,855     248,598    225,156
     Total Capitalization             $812,085  $ 843,255 $    853,145  $  861,934 $   774,159 $   782,880 $  693,876
CAPITALIZATION RATIOS (%)
   Long-Term Debt                           50         52           53          57          60          62         61
   Preferred Stock                           4          4            4           4           6           6          7
   Common Equity                            46         44           43          39          34          32         32
COMMON SHARE DATA:
   Earnings (Loss) per Average
     Common Share ($)                     1.50        1.61        2.41        2.44        2.00        1.58       2.82
   Dividends per Share ($)               1.645       1.585       1.515        1.42        1.36        1.45       2.15
   Payout (%)                            109.7        98.4        62.9        58.2        68.0        91.8       76.2
   Average Common
     Shares Outstanding             20,436,217  20,238,961  19,671,970  18,391,147  17,039,224  16,608,090 11,537,677
   Total Common Shares
     Outstanding                    20,435,997  20,436,764  19,936,980  19,032,598  17,237,788  16,831,062 11,676,229
   Book Value per Share ($)              18.19       18.36       18.33       17.50       15.48       14.77      19.28
   Percent Earned On Average
     Common Equity                         8.2         8.8        13.6        15.0        13.2        10.8       15.0
   Market Price ($):
     High                                   24 1/4      25          27 3/8      29 7/8      25 1/4      25         39 1/2
     Low                                    14 3/4      21 1/2      21 3/8      23 7/8      20 3/8      15 3/4     25 3/4
     Year End                               17 3/8      23 5/8      22          28          24 3/4      20 5/8     38 1/2
Miscellaneous ($ in thousands):
   Total Construction Expenditures ($)  63,182      78,461      50,870      76,770      71,914      60,174     64,371
   Cash Construction Expenditures ($)   62,730      77,923      50,519      76,391      71,365      57,570     47,137
   Internally Generated Funds ($)       77,545      90,883      79,274      79,691      48,933      63,681     44,832
   Internally Generated Funds as
     a % of Cash Construction (%)        123.6       116.6       156.9       104.3        68.6       110.6       95.1
   Installed Capability - mw             1,208       1,191       1,212       1,256<F1>   1,325       1,349        971
   Less: Unit Contract Sales - mw           60          35          85          85          85         216        108
   System Capability - mw                1,148       1,156       1,127       1,171       1,240       1,133        863
   System Peak Demand - mw                 854         931         921         854         849         879        691
   Reserve Margin (%)                     34.4        24.2        22.4        37.1        46.1        28.9       24.9
   System Load Factor (%)                 62.6        57.2        57.5        61.5        57.5        59.0       65.6
   Sources of Energy (%):
     Nuclear                              29.0        28.2        33.8        34.0        34.1        31.3       19.0
     Coal                                 14.7        14.7        11.7         5.4        18.6        21.0       22.0
     Oil                                  19.8        25.5        20.0        28.3        12.7        26.9       59.0
     Gas                                  30.8        26.5        28.4        26.0        29.3        17.2
     Other                                 5.7         5.1         6.1         6.3         5.3         3.6

   Cost of Fuel (Mills per kWh):
     Nuclear                               5.0         6.3         6.1         7.5         7.7         8.7        8.6
     Coal                                 19.6        20.3        20.9        24.1        21.2        21.4       23.7
     Oil                                  37.7        30.2        27.1        25.5        26.0        18.9       23.6
     Gas                                  14.4        14.3        14.1        15.1        13.0        16.2
     All Fuels Combined                   16.7        16.7        14.5        15.5        14.8        15.7       20.8

<F1> Excludes the 69 mw Somerset Station Unit #5 which was placed in deactivated reserve on January 25, 1994.

Shareholder Information

Shares of Eastern Utilities Associates are listed on the New York and Pacific Stock Exchanges, under the ticker symbol EUA. As of February 1, 1997, there were 11,978 common shareholders of record.

Form 10-K
A copy of EUA's 1996 Annual Report on Form 10-K filed with the Securities and Exchange Commission is available to shareholders without charge by writing to us.

Annual Meeting
The 1997 Annual Meeting of Shareholders will be held on Monday, May 19, 1997, at 9:30 a.m., in the
Enterprise Room, 5th Floor
State Street Bank and Trust Company
225 Franklin Street
Boston, Massachusetts

Registrar, Transfer Agent and Dividend Disbursing Agent for Common and Preferred Shares
Investor Relations
The First National Bank of Boston
c/o Boston EquiServe
P. O. Box 8040
Boston, MA 02266-8040
1-800-736-3001 (Toll-Free)

Lost or Stolen Stock Certificates
If your stock certificate is lost, destroyed or stolen, you should notify the transfer agent immediately so a "stop transfer" order can be placed on the missing certificate. The transfer agent then will send you the required documents to obtain a replacement certificate.

Dividends
Schedule of anticipated record and payment dates for 1997 dividends on EUA Common Shares:
Record          Payment
January 31      February 15
May 1           May 15
August 1        August 15
October 31      November 15

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

Financial Community Inquiries
Institutional investors and securities analysts should direct inquiries to:
Clifford J. Hebert, Jr., Vice President - Finance & Treasurer
EUA Service Corporation
Post Office Box 2333
Boston, MA 02107
(617) 357-9590

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


Internet Address
Visit EUA's Home Page on the World Wide Web at:
http://www.eua.com

Trustees
Russell A. Boss (A,P)
President and Chief Executive Officer, A. T. Cross Company
Lincoln, Rhode Island

Paul J. Choquette, Jr. (C,P)
President, Gilbane Building Company
Providence, Rhode Island

Peter S. Damon (A,P)
President and Chief Executive Officer, Bank of Newport
Newport, Rhode Island

Peter B. Freeman (A,F)
Corporate Director and Trustee
Providence, Rhode Island

Larry A. Liebenow (A,F)
President and Chief Executive Officer, Quaker Fabric Corporation
Fall River, Massachusetts

Jacek Makowski (F,P)
Chairman, Poseidon Resources Corporation
Stamford, Connecticut

Wesley W. Marple, Jr. (A,C)
Professor of Business Administration, Northeastern University
Boston, Massachusetts

Donald G. Pardus
Chairman of the Board of Trustees and
Chief Executive Officer of the Association

Margaret M. Stapleton (C,F)
Vice President, John Hancock Mutual Life Insurance Company
Boston, Massachusetts

John R. Stevens
President and Chief Operating Officer of the Association

W. Nicholas Thorndike (C,F)
Corporate Director and Trustee
Brookline, Massachusetts


A- Indicates member of Audit Committee
C- Indicates member of Compensation and Nominating Committee
F- Indicates member of Finance Committee
P- Indicates member of Pension Trust Committee

EUA System Officers
Donald G. Pardus
Chairman of the Board of Trustees and Chief Executive Officer

John R. Stevens
President and Chief Operating Officer

John D. Carney
Executive Vice President

Robert G. Powderly
Executive Vice President

Richard M. Burns
Comptroller

Clifford J. Hebert, Jr.
Treasurer and Secretary

Donald T. Sena
Assistant Treasurer


Left to Right: Richard M. Burns, Donald T. Sena, John D. Carney, Robert G. Powderly, Donald G. Pardus, John R. Stevens, Clifford J. Hebert, Jr.