Form 10-K405, Exhibit 13
period 1996-12-31
EASTERN UTILITIES ASSOCIATES; BLACKSTONE VALLEY ELECTRIC CO; EASTERN EDISON CO
filed 1997-03-21
CIK 31224, 12473, 14407

Company Profile


     Blackstone Valley Electric Company (Blackstone or the Company) is a retail electric utility company. Blackstone supplies retail electric service to approximately 85,000 customers in the cities of Central Falls, Pawtucket and Woonsocket, and four surrounding towns in northern Rhode Island. Blackstone is a wholly owned subsidiary of Eastern Utilities Associates (EUA). EUA owns directly all of the shares of common stock of Blackstone, Eastern Edison Company (Eastern Edison) and Newport Electric Corporation (Newport). Eastern Edison and Newport are retail electric utility companies operating in southeastern Massachusetts and south coastal Rhode Island, respectively. Eastern Edison owns all of the permanent securities of Montaup Electric Company (Montaup), a generation and transmission company, which supplies electricity to Blackstone, to Eastern Edison, to Newport and to two unaffiliated utilities for resale. EUA also owns directly all of the shares of common stock of EUA Cogenex Corporation (EUA Cogenex), EUA Energy Investment Corporation (EUA Energy), EUA Ocean State Corporation (EUA Ocean State), EUA Service Corporation (EUA Service) and EUA Energy Services, Inc. (EUA Energy Services). EUA Service provides various accounting, financial, engineering, planning, data processing
and other services to all EUA System companies.   EUA Cogenex is an energy
services company. EUA Energy was organized to invest in energy-related projects. EUA Ocean State owns a 29.9% interest in Ocean State Power's two
gas-fired generating units in northern Rhode Island.   EUA Energy Services owns
an interest in a limited liability company which markets energy and energy related services in New England. The holding company system of EUA, the three retail subsidiaries, Montaup, EUA Service, EUA Cogenex, EUA Energy, EUA Energy Services and EUA Ocean State is referred to as the EUA System.

Form 10-K

     A copy of EUA's, Eastern Edison's and Blackstone's Co-Registrant 1996 Annual Report on Form 10-K, which is filed with the Securities and Exchange Commission, is available to shareholders without charge by contacting us at:

          EUA Service Corporation
          Post Office Box 2333
          Boston, MA 02107
          (617) 357-9590

Internet Address

Visit EUA's Home Page on the worldwide web at: http://www.eua.com.

MARKET FOR BLACKSTONE'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

     All of Blackstone's common stock is owned beneficially and of record by EUA.

     The dividends paid on common stock during the past two years are as follows:

                     Dividends Paid                        Dividends Paid
    1996               Per Share        1995                 Per Share

    First Quarter          $5.91        First Quarter            $5.35
    Second Quarter          6.34        Second Quarter            5.69
    Third Quarter           6.34        Third Quarter             5.74
    Fourth Quarter          6.34        Fourth Quarter            5.74


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


                         SELECTED FINANCIAL DATA

                             For the Years Ended December 31,
(In Thousands)             1996      1995        1994      1993       1992
______________________________________________________________________________
Operating Revenues       $136,911   $140,861    $140,611   $143,666   $138,604
Net Earnings                3,776      4,009       3,438      4,069      2,583
Total Assets              132,313    129,835     121,413    114,552    115,698
Capitalization:
  Long-Term Debt           35,000     36,500      38,000     39,500     39,500
  Non-Redeemable
   Preferred Stock          6,130      6,130       6,130      6,130      6,130
  Common Equity            36,232     37,045      37,180     35,378     34,551

    Total Capitalization $ 77,362   $ 79,675    $ 81,310   $ 81,008   $ 80,181


          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                       AND REVIEW OF OPERATIONS

Overview

     Net Earnings for 1996 decreased approximately $200,000 to $3.8 million compared to those of 1995. Earnings for 1995 include a one-time charge of approximately $550,000, on an after-tax basis, related to the costs of a voluntary retirement incentive (VRI) offer recorded in June 1995. Kilowatthour sales (kWh) of electricity for 1996 decreased by 1.3% as compared to 1995 largely due to milder weather. Sales to commercial and industrial customers decreased by 3.0% and 2.5%, respectively, in 1996.

     Blackstone's net earnings for 1995 increased approximately $600,000 to $4.0 million compared to 1994 net earnings despite a one-time charge of approximately $550,000, on an after-tax basis, related to the VRI. kWh sales of electricity increased by 1.1% for 1995. Sales to residential customers increased by 2.6% and sales to industrial customers were up 1.0% for 1995 largely due to colder weather in the fourth quarter as compared to 1994.

Comparison of Financial Results

Operating Revenues

     Operating revenues for 1996 decreased by approximately $4.0 million as compared to those of 1995. This change was primarily due to recoveries of lower purchased power and conservation and load management (C&LM) expenses, as discussed below, and decreased kilowatthour sales.

     Operating Revenues for 1995 increased by approximately $300,000 as compared to those in 1994 primarily due to an increase in base revenues, attributable to a 1.1% increase in kWh sales. Purchased power recoveries increased by approximately $800,000 (see Operating Expenses below) offset by a $700,000 decrease in transmission rental revenue.

Voluntary Retirement Incentive Offer

     On March 15, 1995, EUA announced a corporate reorganization which, among other things, consolidated management of Eastern Edison, Blackstone and Newport. As part of the reorganization, a VRI was offered to sixty-six professionals of the EUA System, including nine employees of Blackstone. Forty-nine of those eligible for the program, including five Blackstone employees, accepted the incentive and retired effective June 1, 1995.
The cost of this incentive program amounted to a one-time $900,000 pre-tax ($550,000 after-tax) charge to Blackstone's second quarter 1995 earnings.

Expenses

     Purchased Power expense, which is recovered through Blackstone's purchased power adjustment clause and represented 70% of total 1996 operating expense, decreased approximately $4.7 million or 4.9% as compared to 1995. Impacting purchased power expense was a decrease in C&LM expenses of approximately $3.1 million, which were included in purchased power expenses in 1995 but included in Other Operation and Maintenance expense in 1996, and decreased kWh requirements. Purchased Power expense in 1995 increased approximately $800,000 or less than 1.0% as compared to 1994. The average cost of fuel increased 14.1% in 1995 compared to 1994. This increase was partially offset by a wholesale rate decrease by the company's supplier, Montaup effective May 21, 1994.

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

     Other Operation and Maintenance expenses, including affiliated company transactions, for 1996 increased by approximately $2.7 million or 13.8% when compared to 1995. This change is primarily due to an increase of $1.4 million in C&LM expenses recorded as Other Operation and Maintenance expenses, a decrease in capitalized costs of approximately $500,000, and an increase in FAS106 expense of approximately $200,000. Also impacting 1996 results were increases in the provision for uncollectible accounts, legal and storm related expenses aggregating approximately $700,000. Other Operation and Maintenance expenses for 1995 decreased by approximately $2.0 million or 9.3% when compared to 1994. This decrease is primarily due to the Company's continued strict attention to cost control including on-going savings related to the VRI, lower rent expense related to the March 1995 purchase of the Company's general office and operations buildings which were previously leased and decreased FAS106 expenses.

     Taxes Other than Income for 1996 decreased by $300,000 or 3.6% in 1996 and $400,000 or 4.0% in 1995. These decreases were due primarily to 1% decreases in the Rhode Island Gross Receipts Tax billed to industrial customers in both 1996 and 1995.

     Net interest charges for 1996 decreased by approximately $300,000 or 6.3%. This decrease was primarily due to lower interest on long-term debt due to reductions in long-term debt balances resulting from required sinking fund payments and decreased customer deposits interest. Net interest charges for 1995 decreased by approximately $400,000 or 8.7%. This decrease was primarily due to decreased customer deposits interest and reduced interest related to Internal Revenue Service (IRS) audits of prior years' consolidated income tax returns, which together aggregated over $300,000.

Financial Condition and Liquidity

     The Company is required to make capital expenditures in order to meet the needs of its existing and future customers. For 1996, 1995 and 1994, the Company's cash construction expenditures were $4.2 million, $5.1 million, $5.7 million, respectively. In 1996, internally generated funds provided over 100% of cash construction requirements.

     Cash Construction expenditures are expected to be $4.2 million in 1997, $4.4 million in 1998 and $4.5 million in 1999 and are expected to be financed with internally generated funds. Traditionally, construction requirements in excess of internally generated funds are obtained through short-term borrowings which are ultimately funded with permanent capital.

     EUA System companies, including Blackstone, maintain short-term lines of credit with various banks aggregating approximately $140 million. At December 31, 1996, unused short-term lines of credit amounted to approximately $89 million. These credit lines are available to other EUA System companies under joint credit line arrangements. Blackstone had $700,000 of short-term borrowings outstanding at year end 1996, and $1.3 million at year-end 1995.

     Blackstone's requirements for sinking fund payments and redemption of securities for each of the five years following 1996 is $1.5 million in 1997, 1998, 1999 and 2000, and $3.3 million in 2001.

Electric Utility Industry Restructuring Initiatives

     On August 7, 1996 the Governor of Rhode Island signed into law the Utility Restructuring Act of 1996 (URA). The URA provides for customer choice of electricity supplier to be phased-in commencing July 1, 1997 for large manufacturing customers, certain new commercial and industrial customers, and State of Rhode Island accounts. By July 1, 1998 or sooner, all customers will have retail access. Under the URA the local distribution company will retain the responsibility of providing distribution services to the ultimate electricity consumer within its franchised service territory. For customers who choose not to choose, the local distribution company would be allowed to arrange for supply at a non-discriminatory, "standard offer" price. Distribution companies will also be providers of last resort, required to arrange for supply, at prevailing market prices, for customers who are unable to do so.

     Blackstone is currently an all requirements customer of Montaup for generation services. This legislation provides for recovery of prudently incurred embedded generation costs that may not be to recovered in a competitive electric generation market, commonly referred to as "stranded costs," through a non-bypassable transition charge initially set at 2.8 cents per kWh. The transition charge recovers, among other things, costs of depreciated generation net of its market value, regulatory assets, nuclear decommissioning and above market payments to power suppliers. The costs of net, above-market generation assets and regulatory assets will be recovered, with a return, through a fixed component of the transition charge from July 1, 1997 through December 31, 2009. A variable component of the transition charge will recover, on a reconciling basis, among other things, nuclear decommissioning and above market purchased power commitments from July 1, 1997 through the life of the respective unit or contract. The URA also provides for commitments to demand side management initiatives and renewables, low income protections, divestiture of at least 15% of owned non-nuclear generating units as a valuation basis for mitigation of stranded cost recovery, and performance based rate making standards for electric distribution companies. These performance based standards provide for a 6% minimum and an approximate 12.2% maximum allowed return on equity for Blackstone and Newport. In addition, the URA provides for adjustments to electric distribution companies' base rates using the prior year's Consumer Price Index and other performance factors. Under this provision of the law, base rates were increased 1.88% for customers of Blackstone, and 2.18% for our Newport customers effective January 1, 1997.

     The implementation of the URA will require approvals from applicable regulatory agencies, including the Federal Energy Regulatory Commission (FERC), the Rhode Island Public Utilities Commission (RIPUC), and the Securities and Exchange Commission (SEC).

     In February 1997, Blackstone, Newport and Montaup reached settlement with the Rhode Island Division of Public Utilities and Carriers and the Rhode Island Attorney General with regard to implementation of a restructuring plan for Blackstone, Newport and Montaup. In addition to complying with the URA, the settlement provides for an immediate 10% rate reduction and a commitment by Montaup to file a plan by July 1, 1997 to divest all of its generating assets. Any disposition of generation assets resulting from the URA would also require the approval of the SEC under the Public Utility Holding Company Act of 1935.

     Historically, electric rates have been designed to recover a utility's full costs of providing electric service including recovery of investment in plant assets. Also, in a regulated environment, electric utilities are subject to certain accounting rules that are not applicable to other industries. These accounting rules allow regulated companies, in appropriate circumstances, to establish regulatory assets and liabilities, which defer the current financial impact of certain costs that are expected to be recovered in future rates. The SEC has raised issues concerning the continued applicability of these standards with certain other electric utilities, in other states, facing restructuring. The Company believes that its operations will continue to meet the criteria established in these accounting standards.

     However, the potential exists that the final outcome of state and federal agency determinations could result in the Company no longer meeting the criteria of certain accounting standards which could trigger the discontinuance of Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" (FAS71). Should it be required to discontinue the application of FAS71, the Company would be required to take an immediate write down of the affected assets in accordance with FAS101, "Accounting for the Discontinuation of Application of FAS71."

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

     As of December 31, 1996, Blackstone had incurred costs of approximately $4.9 million, in connection with these sites. These amounts have been financed primarily by internally generated cash. Blackstone is currently recovering certain of its incurred environmental costs in rates. As a result of the recoverability in current rates of environmental costs, and the uncertainty regarding both its estimated liability, as well as potential contributions from insurance carriers, Blackstone does not believe that the ultimate impact of environmental costs will be material to their financial position and thus, no loss provision is required at this time.

     Blackstone estimates that additional costs of up to $2.7 million may be incurred at these sites through 1998. Estimates beyond 1998 cannot be made since site studies, which are the basis of these estimates, have not been completed.

     In addition to the previously discussed costs, Blackstone is currently litigating responsibility for clean-up costs and related interest aggregating $5.9 million incurred by the Commonwealth of Massachusetts at a site in which Blackstone has been named as the responsible party. See Note H of "Notes to Financial Statements" for further discussion.

     A number of scientific studies in the past several years have examined the possibility of health effects from electric and magnetic fields (EMF) that are found wherever there is electricity. While some of the studies have indicated some association between exposure to EMF and health effects, many others have indicated no direct association. The research to date has not conclusively established a direct causal relationship between EMF exposure and human health. Additional studies, which are intended to provide a better understanding of EMF, are continuing. On October 31, 1996, the National Academy of Sciences issued a literature review of all research to date, "Possible Health Effects of Exposure to Residential Electric and Magnetic Fields." Its most widely reported conclusion stated, "No clear, convincing evidence exists to show that residential exposures to EMF are a threat to human health." Management cannot predict the ultimate outcome of the EMF issue.

Other

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


Management's Discussion and Analysis of Financial Condition and Review of Operations provides a summary of information regarding the Company's financial condition and results of operation and should be read in conjunction with the "Financial Statements" and "Notes to Financial Statements" in arriving at a more complete understanding of such matters.



                [This page left blank intentionally]

           Financial Table of Contents

Statements of Income. . . . . . . . . . . . . . . . . . . . . . . . . . . 10

Statement of Retained Earnings . . . . . . . . . . . . . . . . . . . . .  10

Statement of Cash Flow  . . . . . . . . . . . . . . . . . . . . . . . . . 11

Balance Sheet . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 12

Statement of Capitalization . . . . . . . . . . . . . . . . . . . . . . . 13

Notes to Financial Statements . . . . . . . . . . . . . . . . . . . . . . 15

Report of Independent Accountants . . . . . . . . . . . . . . . . . . . . 27

Blackstone Valley Electric Company
Statement of Income
Years Ended December 31,
(In Thousands)

                                                    1996         1995         1994
Operating Revenues                                   $ 136,911    $ 140,861    $ 140,611

Operating Expenses:
 Purchased Power (principally from an affiliate)        91,016       95,725       94,970
 Other Operation and Maintenance                        11,781       10,938       13,405
 Affiliated Company Transactions                        10,092        8,280        7,787
 Voluntary Retirement Incentive                              0          912
 Depreciation                                            5,594        5,501        5,303
 Taxes - Other than Income                               8,506        8,821        9,202
 Income and Deferred Taxes                               2,156        2,347        1,885
   Total Operating Expenses                            129,145      132,524      132,552
Operating Income                                         7,766        8,337        8,059
Allowance for Other Funds Used During
    Construction                                            50           33           39
Other Income (Deductions) - Net                             30          (38)          78
Income Before Interest Charges                           7,846        8,332        8,176
Interest Charges:
  Interest on Long-Term Debt                             3,313        3,481        3,476
  Other Interest Expense                                   524          612        1,009
  Allowance for Borrowed Funds Used
    During Construction (Credit)                           (56)         (59)         (36)
    Net Interest Charges                                 3,781        4,034        4,449
Net Income                                               4,065        4,298        3,727
Preferred Dividend Requirements                            289          289          289
Net Earnings Applicable to Common Stock              $   3,776    $   4,009    $   3,438


  Statement of Retained Earnings
                                          Years Ended December 31,
                                                (In Thousands)

                                            1996        1995         1994
Restated
Retained Earnings - Beginning of Year   $   9,934    $  10,069    $  10,204
Net Income                                  4,065        4,298        3,727
      Total                                13,999       14,367       13,931
Dividends Paid:
  Preferred                                   289          289          289
  Common                                    4,589        4,144        3,573
Retained Earnings - End of Year         $   9,121    $   9,934    $  10,069


The accompanying notes are an integral part of the financial statements.


                               Blackstone Valley Electric Company
                                    Statement of Cash Flows
                                    Years Ended December 31,
                                        (In Thousands)


                                                    1996         1995         1994
CASH FLOW FROM OPERATING ACTIVITIES:
Net Income                                         $   4,065    $   4,298    $   3,727
Adjustments to Reconcile Net Income
  to Net Cash Provided from Operating Activities:
    Depreciation and Amortization                      5,976        5,953        6,157
    Deferred Taxes                                      (561)       1,200          176
    Investment Tax Credit, Net                          (182)        (183)         253
    Allowance for Funds Used During Construction         (50)         (34)         (39)
    Other - Net                                         (555)         643       (6,072)

    Net Changes in Operating Assets and Liabilities:
        Accounts Receivable                            2,389       (2,324)        (603)
        Materials and Supplies                            66         (172)         (27)
        Accounts Payable                                (383)       7,540        1,484
        Accrued Taxes                                   (362)         337       (1,280)
        Other - Net                                      740       (7,239)       5,454

Net Cash Provided from Operating Activities           11,143       10,019        9,230

CASH FLOW FROM INVESTING ACTIVITIES:
        Construction Expenditures                     (4,196)      (5,064)      (5,653)
Net Cash (Used in) Investing Activities               (4,196)      (5,064)      (5,653)

CASH FLOW FROM FINANCING ACTIVITIES:
   Redemptions:
    Long-Term Debt                                    (1,500)      (1,500)
    Premium on Reacquisition
      and Financing Expenses
   Common Share Dividends Paid                        (4,589)      (4,144)      (3,573)
   Preferred Dividends Paid                             (289)        (289)        (289)
   Net (Decrease) Increase in Short-Term Debt           (524)       1,259
Net Cash (Used in) Financing Activities               (6,902)      (4,674)      (3,862)

Net Increase (Decrease) in Cash                           45          281         (285)
Cash and Temporary Cash Investments at
    Beginning of Year                                    753          472          757
Cash and Temporary Cash Investments at
    End of Year                                    $     798    $     753    $     472

Cash paid during the year for:
    Interest (Net of Amounts Capitalized)          $   3,390    $   3,565    $   3,506
    Income Taxes                                   $   3,301    $     690    $   1,836


 The accompanying notes are an integral part of the financial statements.

                              Blackstone Valley Electric Company
                                      Balance Sheet
                                      December 31,
                                      (In Thousands)

ASSETS

                                                                1996         1995
Utility Plant and Other Investments:
    Utility Plant                                           $ 139,366    $ 136,503
    Less Accumulated Provision for Depreciation                51,952       48,023
    Net Utility Plant                                          87,414       88,480
    Non-Utility Property - Net                                     46           47
          Total Utility Plant and Other Investments            87,460       88,527
Current Assets:
    Cash and Temporary Cash Investments                           798          753
    Accounts Receivable:
        Customers, Net                                         11,141       11,254
        Accrued Unbilled Revenue                                1,196        1,339
        Others                                                  2,541        4,726
        Associated Companies                                      482          429
    Plant Materials and Operating Supplies (at average cost)      873          939
    Other Current Assets                                          417          393
          Total Current Assets                                 17,448       19,833
Other Assets (Note A)                                          27,405       21,475
Total Assets                                                $ 132,313    $ 129,835

LIABILITIES AND CAPITALIZATION

Capitalization:
    Common Equity                                           $  36,232    $  37,045
    Non-Redeemable Preferred Stock                              6,130        6,130
    Long-Term Debt                                             35,000       36,500
        Total Capitalization                                   77,362       79,675
Current Liabilities:
    Long-Term Debt Due Within One Year                          1,500        1,500
    Notes Payable                                                 735        1,259
    Accounts Payable:
       Public                                                     509          282
       Associated Companies                                    16,759       17,371
    Customer Deposits                                           1,113          992
    Taxes Accrued                                               1,415        1,777
    Dividends Accrued                                              72           72
    Interest Accrued                                              899          981
    Other Current Liabilities                                   1,157          431
        Total Current Liabilities                              24,159       24,665
Deferred Credits:
    Unamortized Investment Credit                               2,561        2,743
    Other Deferred Credits                                     14,002       13,836
        Total Deferred Credits                                 16,563       16,579
Accumulated Deferred Taxes                                     14,229        8,916
Commitments and Contingencies (Note H)
Total Liabilities and Capitalization                        $ 132,313    $ 129,835

 The accompanying notes are an integral part of the financial statements.

                            Blackstone Valley Electric Company
                                  Statement of Capitalization
                                        December 31,
                                       (In Thousands)
                                                           1996         1995
Common Stock, $50 par value, authorized 233,000
    shares, issued and outstanding 184,062 shares      $   9,203    $   9,203
Other Paid-in Capital                                     17,908       17,908
Retained Earnings                                          9,121        9,934
        Total Common Equity                               36,232       37,045

Non-Redeemable Cumulative Preferred Stock:
    4.25%, $100 par value, 35,000 shares <F1>              3,500        3,500
    5.60%, $100 par value, 25,000 shares <F1>              2,500        2,500
    Premium                                                  130          130
        Total Non-Redeemable Cumulative Preferred Stock    6,130        6,130

Long-Term Debt:
    First Mortgage Bonds:
        9 1/2% due 2004 (Series B)                        12,000       13,500
       10.35%  due 2010 (Series C)                        18,000       18,000
    Variable Rate Demand Bonds Due 2014 <F2>               6,500        6,500
                                                          36,500       38,000
    Less Portion Due Within One Year                       1,500        1,500
        Total Long-Term Debt                              35,000       36,500
  Total Capitalization                                 $  77,362    $  79,675

 <F1>  Authorized and Outstanding.
 <F2>  Weighted average interest rate was 3.5% for 1996 and 3.9% for 1995.

 The accompanying notes are an integral part of the financial statements.


                  BLACKSTONE VALLEY ELECTRIC COMPANY
                    NOTES TO FINANCIAL STATEMENTS
                  December 31, 1996, 1995 and 1994


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

     Transactions with Affiliates: The Company is a wholly-owned subsidiary of EUA. In addition to its investment in the Company, EUA has interests in other retail and wholesale utility companies, a service corporation, and four other non-utility companies.

     Transactions between Blackstone and other affiliated companies include the following: purchased power costs billed by Montaup of approximately $90,970,000 in 1996, $95,683,000 in 1995 and $94,944,000 in 1994; accounting, engineering and other services rendered by EUA Service of approximately $11,923,000 in 1996, $10,448,000 in 1995 and $9,524,000 in 1994; and operating revenue from the rental of transmission facilities to Montaup of approximately $2,501,000 in 1996, $3,047,000 in 1995 and $2,665,000 in 1994. Transactions
with affiliated companies are subject to review by applicable regulatory commissions.

     Utility Plant and Depreciation: Utility plant is stated at original cost. The cost of additions to utility plant includes contracted work, direct labor and material, allocable overhead, allowance for funds used during construction and indirect charges for engineering and supervision. For financial statement purposes, depreciation is computed on the straight-line method based on estimated useful lives of the various classes of property. Provisions for depreciation were equivalent to a composite rate of approximately 3.9% in 1996, 1995 and 1994, based on the average depreciable property balances at the beginning and end of each year.

     Other Assets: The components of Other Assets at December 31, 1996 and 1995 are detailed as follows:

(In Thousands)
                                           1996        1995
Regulatory Assets:
 Unamortized losses on reacquired debt   $    425    $    455
 Deferred SFAS 109 costs (Note B)           7,487       1,996
 Deferred SFAS 106 costs                      872       1,017
 Mendon Road Judgment (Note H)              6,154       5,857
 Other regulatory assets                    1,234         959
     Total regulatory assets               16,172      10,284
Other deferred charges and assets:
     Unamortized debt expenses                639         710
     Other                                 10,594      10,481
         Total Other Assets               $27,405     $21,475

     Regulatory Accounting: Blackstone is subject to certain accounting rules that are not applicable to other industries. These accounting rules allow regulated companies, in appropriate circumstances, to establish regulatory assets and liabilities, which defer the current financial impact of certain costs that are expected to be recovered in future rates. Blackstone believes that its operations continue to meet the criteria established in these accounting standards. Effects of legislation and/or regulatory initiatives or EUA's own initiatives could ultimately cause Blackstone to no longer follow these accounting rules. In such an event, a non-cash write-off of regulatory assets and liabilities could be required at that time.

     Allowance for Funds Used During Construction (AFUDC):   AFUDC represents
the estimated cost of borrowed and equity funds used to finance the Company's construction program. In accordance with regulatory accounting, AFUDC is capitalized, as a cost of utility plant, in the same manner as certain general and administrative costs. AFUDC is not an item of current cash income, but is recovered over the service life of utility plant in the form of increased revenues collected as a result of higher depreciation expense. The rate used in calculating AFUDC was 9.4% in 1996, 8.6% in 1995 and 10.0% in 1994.

     Operating Revenues: Revenues are based on billing rates authorized by the RIPUC. The Company follows the policy of accruing the estimated amount of unbilled base rate revenues for electricity provided at the end of the month to more closely match costs and revenues. In addition, the Company also accrues the difference between fuel and purchased power costs incurred and fuel and purchased power costs billed to its customers.

     Income Taxes: The general policy of Blackstone with respect to accounting for federal and state income taxes is to reflect in income the estimated amount of taxes currently payable, as determined from the EUA consolidated tax return on an allocated basis, and to provide for deferred taxes on certain items subject to temporary differences to the extent permitted by the regulatory commissions.

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

 (B)  Income Taxes:

     Components of income and deferred tax expense for the years 1996, 1995, and 1994 are as follows:

_______________________________________________________________________
(In Thousands)                     1996            1995         1994

Federal:
  Current                         $2,901            $1,329       $1,436
  Deferred                          (531)            1,133          176
  Investment Tax Credit, Net        (182)             (184)         253
                                  $2,188            $2,278        1,865

State:
  Current                              2                 1           20
  Deferred                           (34)               68
                                     (32)               69           20
Charged to Operations              2,156             2,347        1,885

Charged to Other Income:
   Current                            40                 3           46
      Total                       $2,196            $2,350       $1,931

     Total income tax expense was different than the amounts computed by applying federal income tax statutory rates to book income subject to tax for the following reasons:
_____________________________________________________________________________
(In Thousands)                            1996       1995      1994

Federal Income Tax Computed
  at Statutory Rates                    $2,191      $2,327      $1,980
(Decreases) Increases in Tax from:
  Equity Component of AFUDC                (17)        (12)        (14)
  Consolidated Tax Savings                 (32)        (15)       (125)
  Depreciation Differences                 283         262         260
  Amortization and Utilization of ITC     (182)       (184)       (194)
  State Taxes, Net of Federal
     Income Tax Benefit                    (21)         45          13
  Cost of Removal                                      (67)       (110)
  Other                                    (26)         (6)        121
  Total Income Tax Expense              $2,196      $2,350      $1,931

(B)  Income Taxes (continued)

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

                  Deferred Tax                     Deferred Tax
                      Assets                       Liabilities
                     ($000)                           ($000)

                  1996          1995                       1996      1995
 Plant Related                         Plant Related
  Differences    $1,581        $1,730     Differences   $ 14,593    $ 8,540
 Pensions           425           501   Refinancing
 Other              773           609      Costs             144        155
 Total           $2,779        $2,840   Pensions             436        556
                                        Other              1,832      2,496
                                          Total          $17,005    $11,747

      Blackstone has recorded on its Balance Sheets as of December 31, 1996 and 1995 a regulatory liability to ratepayers of approximately $3.0 million and $3.4 million, respectively. This amount primarily represents excess deferred income taxes resulting from the reduction in the federal income tax rate and also includes deferred taxes provided on investment tax credits. Also at December 31, 1996 and 1995, a regulatory asset of approximately $7.5 million and $2.0 million, respectively, has been recorded, representing the cumulative amount of federal income taxes on temporary depreciation differences which were previously flowed through to ratepayers.

(C)  Capital Stock:

     There were no changes in the number of shares of common or preferred stock during the years ended December 31, 1996, 1995, and 1994.

     In the event of involuntary liquidation, the holders of non-redeemable preferred stock of Blackstone are entitled to $100 per share plus accrued dividends. In the event of voluntary liquidation, or if redeemed at the option of the Company, each share of the non-redeemable preferred stock is entitled to accrued dividends and to: 4.25% issue, $104.40; 5.60% issue, $103.82.

 (C)  Capital Stock (continued)

     Under the terms and provisions of the First Mortgage Indenture and of the issues of preferred stock of Blackstone, certain restrictions are placed upon the payment of dividends on common stock by the Company. At the years ended December 31, 1996 and 1995, the respective capitalization ratios were in excess of the minimum which would make these restrictions effective.

(D)  Retained Earnings:

     Under the provisions of Blackstone's First Mortgage Indenture, retained earnings in the amount of $4,124,784 were unrestricted as to the payment of cash dividends on its common stock at December 31, 1996.

(E)  Long-Term Debt:

     Blackstone's First Mortgage Bonds are collateralized by substantially all of its utility plant.

     Blackstone's Variable Rate Demand Bonds are collateralized by an irrevocable letter of credit which expires on January 21, 1998. The letter of credit permits extensions on an annual basis upon mutual agreement of the bank and Blackstone.

     The aggregate amount of Blackstone's cash sinking fund requirements and maturities for long-term debt for each of the five years following 1996 is $1.5 million in 1997, 1998, 1999, and 2000, and $3.3 million in 2001.

(F)  Lines of Credit:

     The EUA System Companies, including Blackstone maintain short-term lines of credit with various banks aggregating approximately $140 million. At December 31, 1996, unused short-term lines of credit amounted to approximately $89 million. These credit lines are available to other EUA System companies under joint credit line arrangements. In accordance with informal agreements with various banks, commitment fees are required to maintain certain lines of credit. Blackstone had $700,000 of short-term borrowings outstanding at year end. During 1996, Blackstone's weighted average interest rate for short-term borrowings was 5.6%.

(G)  Fair Value of Financial Instruments:

     The following methods were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate.

     Cash and Temporary Cash Investments: The carrying amount approximates fair value because of the short-term maturity of those instruments.

(G)  Fair Value of Financial Instruments (continued)

     Long-Term Debt: The fair value of the Company's long-term debt was based on quoted market prices for such securities.

     The estimated fair values of the Company's financial instruments at December 31, 1996 are as follows (In Thousands):

                                          Carrying         Fair
                                           Amount          Value
 Cash and Temporary Cash Investments       $   798        $   798
 Long-Term Debt                            $36,500        $37,596

(H)  Commitments and Contingencies:

     Pensions: Blackstone participates with other EUA System companies in a non-contributory, defined benefit pension plan covering substantially all of their employees (Retirement Plan). Retirement Plan benefits are based on years of service and average compensation over the four years prior to retirement.
It is the EUA System's policy to fund the Retirement Plan on a current basis in amounts determined to meet the funding standards established by the Employee Retirement Income Security Act of 1974.

     Total pension (income) expense for the Retirement Plan, including amounts related to the 1995 Voluntary Retirement Incentive offer, for 1996, 1995 and 1994 includes the following components ($ In Thousands):

                                    1996      1995         1994
Service cost - benefits earned
   during the period                      $   664    $    606     $   696
Interest cost on projected
   benefit obligation                       2,373       2,346       2,186
Actual (return) loss on assets             (4,216)     (9,560)        397
Net amortization and deferrals              1,063       6,470     (3,241)
   Net periodic pension (income) expense   $ (116)   $  (138)     $    38
Voluntary retirement incentive                            410
   Total periodic pension (income) expense  $(116)    $   272     $    38

   Assumptions used to determine pension cost:

Discount Rate                                 7.25%       8.25%       7.25%
Compensation Increase Rate                    4.25%       4.75%       4.75%
Long-Term Return on Assets                    9.50%       9.50%       9.50%

(H)  Commitments and Contingencies (continued)

     The discount rate used to determine pension obligations was changed effective January 1, 1997 to 7.5%. The funded status of the Retirement Plan cannot be presented separately for Blackstone as it participates in the Retirement Plan with other subsidiaries of EUA.

     The one-time voluntary retirement incentive also resulted in approximately $310,000 of non-qualified pension benefits which were expensed in 1995. At December 31, 1996, approximately $177,000 is included in other liabilities for these unfunded benefits.

     EUA also maintains non-qualified supplemental retirement plans for certain officers of the EUA System (Supplemental Plans). Benefits provided under the Supplemental Plans are based primarily on compensation at retirement date. EUA maintains life insurance on the participants of the Supplemental Plans to fund in whole, or in part, its future liabilities under the Supplemental Plans. For the years ended December 31, 1996, 1995 and 1994, Blackstone's portion of expenses related to the Supplemental Plans were approximately $284,000, $306,000 and $147,000, respectively.

     The Company also provides a defined contribution 401(k) savings plan for substantially all employees. The Company's matching percentage of employees' voluntary contributions to the plan, amounted to approximately $111,000 in 1996, approximately $148,000 in 1995 and approximately $181,000 in 1994.

     Post-Retirement Benefits: Retired employees are entitled to participate in health care and life insurance benefit plans. Health care benefits are subject to deductibles and other limitations. Health care and life insurance benefits are partially funded by Blackstone for all qualified employees.

     Blackstone adopted FAS106, "Employers' Accounting for Post-Retirement Benefits Other Than Pensions," as of January 1, 1993. This standard establishes accounting and reporting standards for such post-retirement benefits as health care and life insurance. Under FAS106 the present value of future benefits is recorded as a periodic expense over employee service periods through the date they become fully eligible for benefits. With respect to periods prior to adopting FAS106, EUA elected to recognize accrued costs (the Transition Obligation) over a period of 20 years, as permitted by FAS106. The resultant annual expense, including amortization of the Transition Obligation and net of capitalized and deferred amounts, was approximately $1.5 million in 1996, $1.3 million in 1995 and $1.5 million in 1994.

(H)      Commitments and Contingencies (continued)

   The total cost of Post-Retirement Benefits other than Pensions, including amounts related to the 1995 Voluntary Retirement Incentive offer, for 1996, 1995 and 1994 includes the following components ($ In Thousands):



                                                        1996      1995     1994
 Service cost                                        $   216   $   191    $  299
 Interest cost                                         1,060      1,170    1,323
 Actual return on plan assets                             (6)     (111)     (20)
 Amortization of transition obligation                   835        829      866
 Net other amortization & deferrals                     (274)     (239)     (10)
 Net periodic post-retirement benefit costs            1,831      1,840    2,458
 Voluntary retirement incentive                                      90
       Total periodic post-retirement benefit costs  $ 1,831   $  1,930   $2,458

   Assumptions:
     Discount rate                                     7.25%       8.25%     7.25%
     Health care cost trend rate-near-term             9.00%      11.00%    13.00%
     Health care cost trend rate-long-term             5.00%       5.00%     5.00%
     Compensation increase rate                        4.25%       4.75%     4.75%
     Rate of return on plan assets                     7.50%       5.50%     5.50%

   Reconciliation of funded status:
   ($ In Thousands)                                     1996           1995           1994
   Accumulated post-retirement benefit obligation (APBO):
     Retirees                                              $(7,045)        $(8,235)     $  (7,498)
     Active employees fully eligible for benefits           (1,543)         (2,825)        (2,589)
     Other active employees                                 (2,413)         (3,052)        (4,093)
             Total                                        $(11,001)       $(14,112)     $ (14,180)
   Fair Value of assets (primarily notes and bonds)          1,573             924            364
   Unrecognized transition obligation                       11,372          12,083         13,328
   Unrecognized net (gain) loss                             (5,551)         (2,217)        (2,358)
   (Accrued) prepaid post-retirement benefit cost       $   (3,607)       $ (3,322)     $  (2,846)

     The discount rate and compensation increase rate used to determine post-retirement benefit obligations, effective January 1, 1997, are 7.5% and 4.25%, respectively and were used to calculate the funded status of Post-Retirement benefits at December 31, 1996.

     Increasing the assumed health care cost trend rate by 1% each year would increase the total post-retirement benefit cost for 1996 by approximately $108,000 and increase the total accumulated post-retirement benefit obligation by $1.2 million.

     Blackstone has also established an irrevocable external Voluntary Employee's Beneficiary Association (VEBA) Trust Fund as required by the aforementioned regulatory decisions. Contributions to the VEBA fund commenced in March 1993 and totaled approximately $1.2 million during 1996, $1.1 million during 1995, and $800,000 during 1994.

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

     Blackstone filed a Notice of Appeal of the District Court's judgment and filed its brief with the United States Court of Appeals for the First Circuit (Circuit Court) on February 24, 1995. On October 6, 1995, the Circuit Court vacated the District Court's $5.9 million judgement. Rather than remand the case to the District Court for a trial on the issue of whether ferric ferrocyanide (FFC) is a hazardous substance, the Circuit Court exercised its primary jurisdictional powers to send the matter to the EPA for an administrative determination on the issue. If the EPA determines that FFC is not a hazardous substance, given the present posture of the case, Blackstone may not be liable to reimburse the Commonwealth for the Mendon Road cleanup costs. On January 9, 1997, Blackstone met with representatives of EPA and the Commonwealth to discuss the procedure EPA would follow in resolving the FFC issue. In January 1997, Blackstone submitted written comments to be followed by the Commonwealth's written reply.

(H)  Commitments and Contingencies (continued)

The EPA will determine whether FFC is a hazardous substance. Further court proceedings are likely.

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

     On January 28, 1994, Blackstone filed a complaint in the Massachusetts District Court, seeking, among other relief, contribution and reimbursement from Stone & Webster Inc., of New York City and several of its affiliated companies (Stone & Webster), and Valley Gas Company of Cumberland, Rhode Island (Valley) for any damages incurred by Blackstone regarding the Mendon Road site. On November 7, 1994, the court denied motions to dismiss the complaint which were filed by Stone & Webster and Valley. This proceeding was stayed in December 1995 pending final EPA determination as to whether FFC is hazardous.

     In addition, Blackstone has notified certain liability insurers and has filed claims with respect to the Mendon Road site, as well as other sites. Blackstone reached settlement with one carrier for reimbursement of legal costs related to the Mendon Road case. In January 1996, Blackstone received the proceeds of the settlement.

     As of December 31, 1996, Blackstone had incurred costs of approximately $4.9 million (excluding the $5.9 million Mendon Road judgment) in connection with these sites. These amounts have been financed primarily by internally generated cash. Blackstone is currently amortizing all of its incurred costs over a five-year period consistent with prior regulatory recovery periods and is recovering certain of those costs in rates. The Company estimates that additional costs (excluding the Mendon Road judgment) may be incurred at these sites through 1998 of up to approximately $2.7 million by it and the other responsible parties. Estimated amounts after 1998 are not now determinable since site studies which are the basis of these estimates have not been completed.

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

     Some states have enacted regulations to limit the strength of EMF at the edge of transmission line rights-of-way. Rhode Island enacted a statute which authorizes and directs the Rhode Island Energy Facility Siting Board to establish rules and regulations governing construction of high voltage transmission lines of 69 kv or more. Management cannot predict the impact, if any, which legislation or other developments concerning EMF may have on Blackstone.

     In April 1992, NESCAUM, an environmental advisory group for eight northeast states, including Massachusetts and Rhode Island, issued recommendations for nitrogen oxide controls for existing utility boilers required to meet the ozone non-attainment requirements of the Clean Air Act. The NESCAUM recommendations are more restrictive than EPA's requirements. The Massachusetts Department of Environmental Management has amended its regulations to require that Reasonably Available Control Technology (RACT) be implemented at all stationary sources potentially emitting 50 or more tons per year of oxides of nitrogen. Rhode Island has also issued similar regulations. Montaup has initiated compliance through, among other things, selective, noncatalytic reduction processes.

Other: In early 1997, ten plaintiffs brought suit against numerous defendants, including EUA, for injuries and illness allegedly caused by exposure to asbestos over approximately a thirty-year period, at premises, including some owned by EUA companies. The total damages claimed in all of these complaints is $25 million in compensatory and punitive damages, plus exemplary damages and interest and costs. Each names between fifteen and twenty-eight defendants, including EUA. These complaints have been referred to the applicable insurance companies, and EUA is consulting with those insurers to determine the availability and extent of coverage. EUA cannot predict the ultimate outcome of this matter at this time.

                   Report of Independent Accountants


To the Directors and Shareholder of
Blackstone Valley Electric Company:

We have audited the accompanying balance sheet and statement of capitalization of Blackstone Valley Electric Company (the Company) as of December 31, 1996 and 1995, and the related statements of income, retained earnings and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

                                        /s/Coopers & Lybrand L.L.P.

Boston, Massachusetts
March 5, 1997


               [This page is left blank intentionally]