Form 10-K405, Exhibit 13
period 1996-12-31
EASTERN UTILITIES ASSOCIATES; BLACKSTONE VALLEY ELECTRIC CO; EASTERN EDISON CO
filed 1997-03-21
CIK 31224, 12473, 14407

Company Profile

     Eastern Edison Company (Eastern Edison or the Company) is a retail electric utility company. Eastern Edison supplies retail electric service to approximately 182,000 customers in 22 cities and towns in southeastern Massachusetts. The largest communities served are the cities of Brockton and Fall River, Massachusetts. Eastern Edison is a wholly owned subsidiary of Eastern Utilities Associates (EUA). EUA owns directly all of the shares of common stock of Eastern Edison, Blackstone Valley Electric Company (Blackstone) and Newport Electric Corporation (Newport). Blackstone and Newport are retail electric utility companies operating in northern Rhode Island and south coastal Rhode Island, respectively. Eastern Edison owns all of the permanent securities of Montaup Electric Company (Montaup), a generation and transmission company, which supplies electricity to Eastern Edison, to Blackstone, to Newport and to two unaffiliated utilities for resale. EUA also owns directly all of the shares of common stock of EUA Cogenex Corporation (EUA Cogenex), EUA Energy Investment Corporation (EUA Energy), EUA Ocean State Corporation (EUA Ocean State), EUA Energy Services Corporation (EUA Energy Services) and EUA Service Corporation (EUA Service). EUA Service provides various accounting, financial, engineering, planning, data processing and other services to all EUA System companies. EUA Cogenex is an energy services company. EUA Energy was organized to invest in energy-related projects. EUA Ocean State owns a 29.9% interest in Ocean State Power's two gas-fired generating units in northern
Rhode Island.   EUA Energy Services owns an interest in a limited liability company which markets energy and energy services. The holding company system of EUA, the three retail subsidiaries, Montaup, EUA Service, EUA Cogenex, EUA Energy, EUA Energy Services and EUA Ocean State is referred to as the EUA System.

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

     The dividends paid on Eastern Edison's common stock during the past two years are as follows:

                    Dividends Paid                   Dividends Paid
    1996               Per Share      1995              Per Share

    First Quarter      $2.87        First Quarter        $2.53
    Second Quarter      3.00        Second Quarter        0.43
    Third Quarter       3.00        Third Quarter         0.46
    Fourth Quarter      3.00        Fourth Quarter        0.45

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


                SELECTED CONSOLIDATED FINANCIAL DATA


                            For the Years Ended December 31,
(In Thousands)             1996      1995      1994      1993     1992
 _________________________________________________________________________
Operating Revenues        $404,808  $420,069  $418,424  $417,021  $420,188
Net Earnings                30,983    31,455    31,395    28,145    29,231
Total Assets               775,082   739,198   756,045   742,273   776,510
Capitalization:
  Long-Term Debt           222,402   222,313   229,224   264,134   269,995
  Redeemable Preferred
     Stock-Net              27,035    26,218    25,257    24,824    28,171
  Non-Redeemable
     Preferred Stock                                                 8,949
  Common Equity            240,213   244,368   225,064   223,005   220,257

    Total Capitalization  $489,650  $492,899  $479,545  $511,963  $527,372


          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                         AND REVIEW OF OPERATIONS

Overview

     1996 Consolidated Net Earnings of approximately $31.0 million decreased $0.5 million, or 1.5% compared to those of 1995 which included a one-time charge of approximately $1.5 million, on an after tax basis, related to the voluntary retirement incentive offer (VRI). The results were impacted by increased expenses related to an unusual number of severe storms which struck Eastern Edison's service territory during 1996 and increased legal expenses, partially offset by a decrease in interest expense from debt issues that matured in 1995.

     Consolidated Net Earnings for 1995 of approximately $31.5 million were slightly higher than 1994 net earnings of $31.4 million due primarily to lower litigation expenses resulting from favorable court decisions rendered in 1995, lower interest expense and successful cost control efforts. Offsetting these impacts somewhat were the VRI charge and Montaup's approximately $13.9 million annual wholesale rate reduction effective May 21, 1994.

Comparison of Financial Results

Operating Revenues

     Operating Revenues for 1996 decreased by approximately $15.3 million, as compared to 1995. The change was primarily due to decreased purchased power recoveries of $6.9 million, decreased conservation and load management (C&LM) expense recoveries of $7.1 million, and decreased contract demand sales of $1.6 million.

     Operating Revenues for 1995 increased by approximately $1.6 million as compared to 1994. This change was primarily due to increased purchased power and fuel expense recoveries aggregating $5.8 million and additional revenues related to the full year impact of Newport becoming an all-requirements customer of Montaup on May 21, 1994. Offsetting these increases somewhat were decreased C&LM expense recoveries of $3.9 million and the full year impact of Montaup's wholesale rate reduction implemented on May 21, 1994 which lowered 1995 revenues by approximately $4.9 million.

Voluntary Retirement Incentive Offer

     On March 15, 1995, EUA announced a corporate reorganization which, among other things, consolidated management of Eastern Edison, Blackstone and Newport. As part of the reorganization, a VRI was offered to 66 professionals of the EUA System including 22 employees of Eastern Edison and Montaup. Forty-nine of those eligible for the program, including 16 employees of Eastern Edison and Montaup, accepted the incentive and retired effective June 1, 1995. The cost to Eastern Edison of this incentive program amounted to a one-time $2.4 million pre-tax ($1.5 million after-tax) charge to second quarter 1995 earnings.

Expenses

     The Company's most significant expense items continue to be fuel and purchased power expenses which together comprised about 59% of total operating expenses for 1996.

     Fuel expense increased by $1.3 million or 1.4% in 1996 as compared to 1995 due to primarily to a 2.0% increase in total energy generated and purchased. Fuel expense increased by $3.4 million or 3.8% in 1995 as compared to 1994. This change was caused by an increase of 14.1% in the average cost of fuel offset by decreases in total energy generated and purchased of 11.1%.

     Purchased Power demand expense decreased $6.8 million or 5.4% in 1996.
The decrease was due primarily to the impact of lower billings from the Pilgrim nuclear unit of approximately $4.2 million which includes a prior period refund of approximately $2.0 million, and decreased billings from the Ocean State Power Project and the Maine Yankee nuclear unit aggregating $2.5 million. Purchased Power demand expense for 1995 increased $2.6 million to $125.6 million. This increase was due primarily to the impact of Newport's purchased power contracts assumed by Montaup effective May 21, 1994, coincident with Newport becoming an all-requirements customer of Montaup, aggregating approximately $4.8 million, and increased billings from the Ocean State Power project and the Yankee nuclear units aggregating $5.2 million. These increases were offset somewhat by decreases of approximately $6.7 million resulting from purchase power contracts totaling 41 mw which expired in October 1994, and a net $700,000 reduction in purchases from other power suppliers.

     Other Operation and Maintenance expenses are comprised of two components, Direct Controllable and Indirect. Direct Controllable expenses include expense items such as salaries, fringe benefits, insurance, maintenance, etc. Indirect expenses include items over which the Company has limited short-term control and include such expense items as Montaup's joint ownership interests in generating facilities such as Seabrook I and Millstone III, power contracts where transmission rental fees are fixed, conservation and load management expenses that are fully recovered in revenues and expenses related to accounting standards such as Statement of Financial Accounting Standard No. 106, "Employers' Accounting for Post Retirement Benefits-Retirement Benefits Other Than Pensions" (FAS106).

     Other Operation and Maintenance expenses, including affiliated company
transactions, decreased by $4.8 million or 5% in 1996.   The change was
primarily due to decreased C&LM expenses of $7.7 million, lower power contract and transmission expenses of Montaup and effective cost control efforts aggregating $1.1 million. Offsetting these decreases somewhat were increases in storm related, legal and jointly owned unit expenses aggregating $4.5 million. Other Operation and Maintenance expenses for 1995 decreased by approximately $5.7 million or 5.6% from 1994 levels. This decrease was due primarily to lower C&LM expense totaling $4.3 million, decreased legal costs of approximately $2.1 million and successful cost control efforts. Offsetting these year-to date decreases somewhat were increases in Montaup power contract expenses and FAS106 expenses aggregating $1.4 million.

     Net interest charges decreased by approximately $2.7 million, due primarily to the December 1995 maturity of $25 million of 9-9 1/4% Unsecured Medium Term Notes and $10 million of 8.9% First Mortgage and Collateral Trust Bonds and the September 1996 maturity of $7 million of 4 % First Mortgage Collateral Trust Bonds of Eastern Edison. Net interest charges decreased by $1.4 million in 1995 versus 1994. Other Interest expense provisions recorded in June 1994 aggregating $1.0 million related to Internal Revenue Service audits of prior years' consolidated income tax returns were primarily responsible for this change.

Financial Condition and Liquidity

     Eastern Edison's and Montaup's need for permanent capital is primarily related to the construction of facilities required to meet the needs of existing and future customers. For 1996, 1995 and 1994, Eastern Edison's and Montaup's combined cash construction expenditures were $26.0 million, $23.4 million, and $23.6 million, respectively. Internally generated funds provided approximately 118% of Eastern Edison's and Montaup's combined cash construction requirements in 1996.

     Cash construction expenditures are expected to be approximately $16.2 million in 1997, and $9.9 million in 1998 and 1999, and are expected to be financed with internally generated funds.

     In the utility industry, cash construction requirements not met with internally generated funds are obtained through short-term borrowings which are ultimately funded with permanent capital. EUA System companies, including Eastern Edison and Montaup, maintain short-term lines of credit with various banks aggregating approximately $140 million. These credit lines are available to other affiliated companies under joint credit line arrangements. At December 31, 1996, unused short-term lines of credit amounted to approximately $89 million. At December 31, 1996, Eastern Edison had $2.0 million of outstanding short-term debt and Montaup had no outstanding short-term debt.

     In addition to construction expenditures, projected requirements for
maturing long-term debt securities through 2001 are $60 million in 1998.   The
Company has no sinking fund requirements until the year 2003.

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

     Both Blackstone and Newport are currently all requirements customers of Montaup for generation services. This legislation provides for recovery of prudently incurred embedded generation costs that may not be to recovered in a competitive electric generation market, commonly referred to as "stranded costs", through a non-bypassable transition charge initially set at 2.8 cents per kWh. The transition charge recovers, among other things, costs of depreciated generation net of its market value, regulatory assets, nuclear decommissioning and above market payments to power suppliers. The costs of net, above-market generation assets and regulatory assets will be recovered, with a return, through a fixed component of the transition charge from July 1, 1997 through December 31, 2009. A variable component of the transition charge will recover, on a reconciling basis, among other things, nuclear decommissioning and above market purchased power commitments from July 1, 1997 through the life of the respective unit or contract. The URA also provides for commitments to demand side management initiatives and renewables, low income protections, divestiture of at least 15% of owned non-nuclear generating units as a valuation basis for mitigation of stranded cost recovery, and performance based rate making standards for electric distribution companies. Performance based regulation provides for a minimum and maximum allowed return on equity. In addition, the URA provides for adjustments to electric distribution companies' base rates using the prior year's Consumer Price Index and other performance factors. Under this provision of the law, base rates were increased 1.88% for customers of Blackstone, and 2.18% for our Newport customers effective January 1, 1997.

     The implementation of the URA will require approvals from applicable regulatory agencies, including the Federal Energy Regulatory Commission (FERC), the Rhode Island Public Utilities Commission (RIPUC), and the Securities and Exchange Commission (SEC).

     In February 1997, Blackstone, Newport and Montaup reached settlement with the Rhode Island Division of Public Utilities and Carriers (RIDPUC) and the Rhode Island Attorney General with regards to implementation of a restructuring plan for Blackstone, Newport and Montaup. In addition to complying with the URA, the settlement provides for an immediate 10% rate reduction and a commitment by Montaup to file a plan by July 1, 1997 to divest all of its generating assets, and is similar in many respects to the settlement negotiated in Massachusetts, described below.

     On December 23, 1996, Eastern Edison and Montaup reached an agreement in principle with the Attorney General of Massachusetts and the Massachusetts Division of Energy Resources on a plan, similar in many aspects to the URA, which would allow retail customers to choose their supplier of electricity in 1998 and provide Eastern Edison and Montaup full recovery of "stranded costs." A formal plan is expected to be filed with the Massachusetts Department of Public Utilities (MDPU) in March of 1997.

     The agreement envisions that all of Eastern Edison's customers will have the ability to choose an alternative supplier of electricity beginning on January 1, 1998. Until a customer chooses an alternative supplier, that customer would receive "standard offer" service which would be priced to guarantee that customer at least a ten percent savings from today's electricity prices. Eastern Edison would be required to arrange for "standard offer" service and would purchase power for "standard offer" service from suppliers
through a competitive bidding process.   The agreement is also designed to
achieve full divestiture of Montaup's generating assets via implementation of a plan, to be submitted to the MDPU by July 1, 1997, that would require (1) separation by Montaup of its generating and transmission businesses and (2) full market valuation and sale of all generating assets through an auction or equivalent process, to be conducted by an independent third party.

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

     The agreement also establishes performance-based regulation for Eastern Edison incorporating a floor and cap on allowed return on equity. Under the agreement, Eastern Edison's distribution rates would be frozen at 1996 levels until December 31, 2000. Subsequent to the commencement of retail choice, Eastern Edison's annual return on equity would be subject to a floor of 6 percent and a ceiling of 11.75 percent.

     In addition to MDPU approval of the agreement, implementation is also subject to the approval of the FERC. Any disposition of generation assets resulting from the agreement or the URA would also require the approval of the SEC under the Public Utility Holding Company Act of 1935.

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

     In addition, if legislative or regulatory changes and/or competition result in electric rates which do not fully recover the company's costs, a write-down of plant assets could be required pursuant to Financial Accounting Standard No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" (FAS121) issued in March 1995.

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

     Because of the nature of Eastern Edison's and Montaup's business, various by-products and substances are produced or handled which are classified as hazardous under the rules and regulations promulgated by such authorities. Eastern Edison and Montaup generally provide for the disposal of such substances through licensed contractors, but statutory provisions generally impose potential joint and several responsibility on the generators of the wastes for cleanup costs. Eastern Edison and Montaup have been notified with respect to a number of sites where they may be responsible for such costs, including sites where they may have joint and several liability with other responsible parties. It is the policy of the EUA System companies to notify liability insurers and to initiate claims, however, Eastern Edison and Montaup are unable to predict whether liability, if any, will be assumed by, or can be enforced against, the insurance carriers in these matters.

     As of December 31, 1996, Eastern Edison and Montaup had incurred costs of approximately $800,000, in connection with these sites. These amounts have been financed primarily by internally generated cash. Montaup is currently recovering certain of its incurred environmental costs in rates.

     Eastern Edison and Montaup estimate that additional costs of up to $130,000 may be incurred at these sites through 1998. Estimates beyond 1998 cannot be made since site studies, which are the basis of these estimates, have not been completed.

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

     The Company cannot predict the ultimate outcome of the NRC inquiries or the impact which they may have on Montaup. Montaup is also evaluating its rights and obligations under the various agreements relating to the ownership and operation of Millstone III.

     Montaup holds a 4.0% ownership interest in the Maine Yankee nuclear unit. In December, 1996 the unit was shut down for inspections and repairs and in January 1997 the NRC announced that it had placed the unit on its watch list. The operator of the unit had been addressing issues of non-conformance to the unit's licensing basis identified by the NRC in October 1996, prior to the NRC's January 1997 announcement. The operator of the plant cannot estimate when the unit will restart.

     Connecticut Yankee, a 582-mw nuclear unit, was taken off-line in July 1996 because of issues related to certain containment air recirculation and service water systems. Montaup has a 4.5% equity ownership in Connecticut Yankee with a book value of $4.8 million at December 31, 1996.

     In October 1996, Montaup, as one of the joint owners, participated in an economic evaluation of Connecticut Yankee which recommended permanently closing the unit and replacing its output with less expensive energy sources. As a result of the analysis, work at the plant had slowed pending a final board decision. In December 1996, the Board of Directors voted to retire the generating station. Connecticut Yankee certified to the NRC that it had permanently closed power generation operations and removed fuel from the reactor. Connecticut Yankee has two years to submit its decommissioning plan to the NRC. The preliminary estimate of the sum of future payments for the permanent shutdown, decommissioning, and recovery of the remaining investment in Connecticut Yankee, is approximately $758 million. Montaup's share of the total estimated costs is $34.1 million at December 31, 1996 and is included in Other Liabilities on the Consolidated Balance Sheet at December 31, 1996. Also, due to anticipated recoverability, a regulatory asset has been recorded for the same amount and is included with Other Assets.

     Recent actions by the NRC, some of which are cited above, indicate that the NRC has become more critical and active in its oversight of nuclear power plants. EUA is unable to predict at this time, what, if any, ramifications these NRC actions will have on any of the other nuclear power plants in which Montaup has an ownership interest or power contract.

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



Management's Discussion and Analysis of Financial Condition and Review of Operations provides a summary of information regarding the Company's financial condition and results of operation and should be read in conjunction with the "Consolidated Financial Statements" and "Notes to Consolidated Financial Statements" in arriving at a more complete understanding of such matters.

Financial Table of Contents


Consolidated Statement of Income. . . .  .  .  .  .  .  .  .  .  .   .  . 12

Consolidated Statement of Retained Earnings . . . . . . . . . .  . . . .  12

Consolidated Statement of Cash Flow  . . . . . . . . . . . . . . . . . .  13

Consolidated Balance Sheet . . . . . . . . . . . . . . . . . . . . . . .  14

Consolidated Statement of Capitalization . . . . . . . . . . . . . . . .  15

Notes to Consolidated Financial Statements . . . . . . . . . . . . . . .  16

Report of Independent Accountants . . . . . . . . . . . . . . . . . . . . 31

Eastern Edison Company and Subsidiary
Consolidated Statement of Income
Years Ended December 31,
(In Thousands)


                                              1996         1995         1994
Operating Revenues:
   From Affiliated Companies                $ 127,981    $ 133,388    $ 126,481
   Other                                      276,827      286,681      291,943
     Total Operating Revenues                 404,808      420,069      418,424
Operating Expenses:
   Fuel                                        92,159       90,881       87,522
   Purchased Power - Demand                   118,843      125,594      122,995
   Other Operation and Maintenance             66,311       73,638       80,300
   Affiliated Company Transactions             25,908       23,386       22,446
   Voluntary Retirement Incentive                   0        2,413
   Depreciation and Amortization               26,810       26,039       25,546
   Taxes - Other than Income                   10,705       10,233       10,543
         - Income                              16,058       15,653       15,830
         Total Operating Expenses             356,794      367,837      365,182
Operating Income                               48,014       52,232       53,242
Equity in Earnings of Jointly Owned Companies   1,587        1,646        1,700
Allowance for Other Funds Used During
   Construction                                   365          473          263
Other Income (Deductions) - Net                 1,583          407          897
Income Before Interest Charges                 51,549       54,758       56,102
Interest Charges:
   Interest on Long-Term Debt                  15,233       18,277       18,488
   Other Interest Expense                       3,653        3,541        4,525
   Allowance for Borrowed Funds Used During
       Construction (Credit)                     (308)        (503)        (294)
         Net Interest Charges                  18,578       21,315       22,719
Net Income                                     32,971       33,443       33,383
Preferred Dividend  Requirements                1,988        1,988        1,988
Consolidated Net Earnings Applicable to
     Common Stock                           $  30,983    $  31,455    $  31,395

Consolidated Statement of Retained Earnings
Years Ended December 31,
(In Thousands)


                                                        1996         1995         1994
Retained Earnings - Beginning of Year               $ 124,878    $ 105,574    $ 103,515
Net Income                                             32,971       33,443       33,383
Amortization of Preferred Stock Redemption Premium       (817)        (961)        (596)
      Total                                           157,032      138,056      136,302
Dividends Paid:
  Preferred                                             1,988        1,988        1,988
  Common                                               34,320       11,190       28,740
Retained Earnings - End of Year                     $ 120,724    $ 124,878    $ 105,574

   The accompanying notes are an integral part of the financial statements.

 Eastern Edison Company and Subsidiary
 Consolidated Statement of Cash Flows
 Years Ended December 31,
   (In Thousands)



                                                  1996         1995         1994
CASH FLOW FROM OPERATING ACTIVITIES:
Net Income                                       $  32,971    $  33,443    $  33,383
Adjustments to Reconcile Net Income
  to Net Cash Provided by Operating Activities:
       Depreciation and Amortization                28,607       29,852       28,981
       Amortization of Nuclear Fuel                  1,676        3,647        3,310
       Deferred Taxes                                5,217        2,694        5,500
       Investment Tax Credit, Net                     (939)        (942)        (348)
       Allowance for Funds Used During Construction   (365)        (473)        (263)
       Other - Net                                  (2,333)       1,219       (3,285)
Changes to Operating Assets and Liabilities:
       Accounts Receivable                          (1,862)      (7,055)      (7,667)
       Fuel, Materials and Supplies                    673       (1,678)         194
       Accounts Payable                                186          827        3,495
       Accrued Taxes                                  (241)       1,807       (2,814)
       Other - Net                                   9,266       (6,630)       4,485
Net Cash Provided from Operating Activities         72,856       56,711       64,971

CASH FLOW FROM INVESTING ACTIVITIES:
    Construction Expenditures                      (26,006)     (23,423)     (23,613)
    Decrease in Other Investments                      148
    Net Cash (Used in) Investing Activities        (25,858)     (23,423)     (23,613)

CASH FLOW FROM FINANCING ACTIVITIES:
   Redemptions:
     Long-Term Debt                                 (7,000)     (35,000)
     Premium on Reacquisition and Financing Expenses                             (62)
   Common Stock Dividends Paid                     (34,320)     (11,190)     (28,740)
   Preferred Dividends Paid                         (1,988)      (1,988)      (1,988)
   Net (Decrease) Increase in Short Term De         (2,118)       4,158
   Net Cash (Used in) Financing Activities         (45,426)     (44,020)     (30,790)

   Net Increase (Decrease) in Cash
   and Temporary Cash Investments                    1,572      (10,732)      10,568

   Cash and Temporary Cash Investments at
     Beginning of Year                                 533       11,265          697

   Cash and Temporary Cash Investments at
     End of Year                                 $   2,105    $     533    $  11,265


  Cash paid during the year for:
     Interest (Net of Amounts Capitalized)       $  15,241    $  18,343    $  18,406
     Income Taxes                                $  13,267    $   9,044    $  15,877

  The accompanying notes are an integral part of the financial statements.


Eastern Edison Company and Subsidiary
Consolidated Balance Sheet
December 31,
(In Thousands)

ASSETS

                                                           1996         1995
Utility Plant and Other Investments:
   Utility Plant                                            $ 817,992    $ 798,706
   Less Accumulated Provision for Depreciation                261,464      241,673
   Net Utility Plant                                          556,528      557,033
   Non-Utility Property - Net                                   2,705        2,705
   Investment in Jointly Owned Companies                       13,210       13,223
   Other Investments (at cost)                                     95           50
         Total Utility Plant and Other Investments            572,538      573,011
Current Assets:
   Cash and Temporary Cash Investments                          2,105          533
   Accounts Receivable:
       Customers                                               27,633       25,730
       Others                                                   3,464        2,348
       Accrued Unbilled Revenue                                 8,376        9,158
       Associated Companies                                    25,486       25,861
   Fuel (at average cost)                                       6,844        7,385
   Plant Materials and Operating Supplies (at average cost)     3,805        3,937
   Prepayments and Other Current Assets                         3,598        4,170
       Total Current Assets                                    81,311       79,122
Other Assets (Note A)                                         121,233       87,065
Total Assets                                                $ 775,082    $ 739,198

 LIABILITIES AND CAPITALIZATION
Capitalization:
   Common Equity                                            $ 240,213    $ 244,368
   Redeemable Preferred Stock - Net                            29,665       29,665
   Preferred Stock Redempton Cost                              (2,630)      (3,447)
   Long-term Debt - Net                                       222,402      222,313
       Total Capitalization                                   489,650      492,899
Current Liabilities:
   Long-term Debt Due Within One Year                               0        7,000
   Notes Payable                                                2,040        4,158
   Accounts Payable:
      Public                                                   27,391       27,242
      Associated Companies                                      3,950        3,913
   Customer Deposits                                            1,153        1,103
   Taxes Accrued                                                2,977        3,219
   Interest Accrued                                             4,895        4,999
   Other Current Liabilities                                   16,081        7,332
     Total Current Liabilities                                 58,487       58,966
Other Liabilities                                              41,914       10,100
Deferred Credits:
   Unamortized Investment Credit                               16,903       17,842
   Other Deferred Credits                                      25,689       30,625
     Total Deferred Credits                                    42,592       48,467
Accumulated Deferred Taxes                                    142,439      128,766
Commitments and Contingencies (Note J)
Total Liabilities and Capitalization                        $ 775,082    $ 739,198


   The accompanying notes are an integral part of the financial statements.

Eastern Edison Company and Subsidiary
Consolidated Statement of Capitalization
December 31,
(In Thousands)

                                                       1996         1995
Common Stock:
  $25 par value, authorized and outstanding
     2,891,357 shares                              $  72,284    $  72,284
   Other Paid-In Capital                              47,249       47,249
   Common Stock Expense                                  (44)         (43)
   Retained Earnings                                 120,724      124,878
       Total Common Equity                           240,213      244,368
Redeemable Preferred Stock:
   6 5/8%, $100 par value, 300,000 shares <F1>        30,000       30,000
   Expense, Net of Premium                              (335)        (335)
   Preferred Stock Redemption Cost                    (2,630)      (3,447)
       Total Redeemable Preferred Stock               27,035       26,218
Long-Term Debt:
   First Mortgage and Collateral Trust Bonds:
   5 7/8% due 1998                                    20,000       20,000
   6 7/8% due 2003                                    40,000       40,000
   8% due 2023                                        40,000       40,000
   5 3/4% due 1998                                    40,000       40,000
   6.35% due 2003                                      8,000        8,000
   4.875% due 1996                                         0        7,000
    7.78% Secured Medium-Term Notes due 2002          35,000       35,000
   Pollution Control Revenue Bond:
    5 7/8% due 2008                                   40,000       40,000
Unamortized (Discount) - Net                            (598)        (687)
                                                     222,402      229,313
Less Portion Due Within One Year                           0        7,000
       Total Long-Term Debt                          222,402      222,313
Total Capitalization                               $ 489,650    $ 492,899

<F1>  Authorized and Outstanding.

   The accompanying notes are an integral part of the financial statements.


              EASTERN EDISON COMPANY AND SUBSIDIARY
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                December 31, 1996, 1995, and 1994


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

  Jointly Owned Companies: Montaup follows the equity method of accounting for its stock ownership investments in jointly owned companies including four regional nuclear generating companies. Montaup's investments in these nuclear generating companies range from 2.50 to 4.50 percent. Montaup is entitled to electricity produced from these facilities based on its ownership interests and is billed for its entitlement pursuant to contractual agreements which are approved by FERC.

     One of the four nuclear generating facilities, Yankee Atomic, is being decommissioned. Montaup is required to pay, and has received FERC authorization to recover, its proportionate share of any unrecovered costs and costs incurred after the plant's retirement. Montaup's share of all unrecovered assets and the total estimated costs to decommission the unit aggregated approximately $7.8 million at December 31, 1996 and is included with Other Liabilities on the Consolidated Balance Sheet. Also, due to recoverability, a regulatory asset has been recorded for the same amount and is included with Other Assets.

     In December 1996 the Board of Directors of Connecticut Yankee voted to retire the generating station. Connecticut Yankee certified to the NRC that it had permanently closed power generation operations and removed fuel from the reactor. Montaup has a 4.5% equity ownership in Connecticut Yankee. Montaup's share of all unrecovered assets and the total estimated costs to decommission the unit aggregated approximately $34.1 million at December 31, 1996 and is included with Other Liabilities on the Consolidated Balance Sheet. Also, due to anticipated recoverability, a regulatory asset has been recorded for the same amount and is included with Other Assets.

     Montaup also has a stock ownership investment of 3.27% in each of the two companies which own and operate certain interconnection facilities used to transmit hydroelectric power between the Hydro-Quebec Electric System and New England.

  Transactions with Affiliates: Eastern Edison is a wholly owned subsidiary of Eastern Utilities Associates (EUA). In addition to its investment in Eastern Edison, EUA has interests in two other retail companies, a service corporation, and four other non-utility companies.

     Transactions between Montaup and other affiliated companies include the following: sales of electricity by Montaup to Blackstone Valley Electric Company (Blackstone) and Newport Electric Corporation (Newport) aggregating approximately $127,536,000 in 1996, $133,841,000 in 1995 and $126,237,000 in
1994; accounting, engineering and other services rendered by EUA Service Corporation to Eastern Edison and Montaup of approximately $30,886,000, $29,264,000, and $27,365,000, in 1996, 1995 and 1994, respectively; and
operating expense from the rental of transmission and generation facilities by Blackstone and Newport to Montaup aggregating approximately $3,960,000 in 1996, $4,351,000 in 1995 and $3,627,000 in 1994. Montaup rental of transmission facilities to Newport was zero in 1996 and 1995, and $149,000 for 1994, respectively. Transactions with affiliated companies are subject to review by applicable regulatory commissions.

  Utility Plant and Depreciation: Utility plant is stated at original cost. The cost of additions to utility plant includes contracted work, direct labor and material, allocable overhead, allowance for funds used during construction and indirect charges for engineering and supervision. For financial statement purposes, depreciation is computed on the straight-line method based on estimated useful lives of the various classes of property. Provisions for depreciation, on a consolidated basis, were equivalent to a composite rate of approximately 3.2% in 1996, 1995 and 1994 based on the average depreciable property balances at the beginning and end of each year.

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

  Other Assets: The components of Other Assets at December 31, 1996 and 1995 are detailed as follows:


(In Thousands)                            1996     1995
Regulatory Assets:
  Unamortized losses on
    reacquired debt                    $13,277    $14,981
  Unrecovered plant and
    decommissioning cost                41,914     10,100
  Deferred SFAS 109 costs (Note B)      47,326     44,387
  Deferred SFAS 106 costs (Note J)       2,153      2,365
  Other regulatory assets                4,886      4,790
    Total regulatory assets            109,556     76,623
Other deferred charges and assets:
  Unamortized debt expenses              2,456      2,847
  Other                                  9,221      7,595
    Total Other Assets                $121,233    $87,065

  Regulatory Accounting: Eastern Edison and Montaup are subject to certain accounting rules that are not applicable to other industries. These accounting rules allow regulated companies, in appropriate circumstances, to establish regulatory assets and liabilities, which defer the current financial impact of certain costs that are expected to be recovered in future rates. Eastern Edison and Montaup believe that their operations continue to meet the criteria established in these accounting standards. Effects of legislation and/or regulatory initiatives or EUA's own initiatives could ultimately cause Eastern Edison and Montaup to no longer follow these accounting rules. In such an event, a non-cash write-off of regulatory assets and liabilities could be required at that time.

  Allowance for Funds Used During Construction (AFUDC): AFUDC represents the estimated cost of borrowed and equity funds used to finance Eastern Edison's and Montaup's construction program. In accordance with regulatory accounting, AFUDC is capitalized, as a cost of utility plant, in the same manner as certain general and administrative costs. AFUDC is not an item of current cash income, but is recovered over the service life of utility plant in the form of increased revenues collected as a result of higher depreciation expense. The combined rate used in calculating AFUDC was 8.9% in 1996, 9.4% in 1995 and 9.6% in 1994.

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

(A) Nature of Operations and Summary of Significant Accounting Policies:
    (continued)

  Income Taxes: The general policy of Eastern Edison and Montaup with respect to accounting for federal and state income taxes is to reflect in income the estimated amount of taxes currently payable, as determined from the EUA consolidated tax return on an allocated basis, and to provide for deferred taxes on certain items subject to temporary differences to the extent permitted by the various regulatory commissions.

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

(B)  Income Taxes:

  Components of income tax expense for the years 1996, 1995, and 1994 are as follows:
___________________________________________________________________
(In Thousands)                   1996      1995       1994

Federal:
  Current                       $9,111    $11,387    $ 9,143
  Deferred                       5,152      3,679      4,697
  Investment Tax Credit, Net     (939)      (942)       (348)
                               $13,324    $14,124    $13,492
State:
  Current                        2,612      2,447      1,468
  Deferred                         122       (918)       870
                                 2,734      1,529      2,338
Charged to Operations           16,058     15,653     15,830
Charged to Other Income:
  Current                        1,233        522        617
  Deferred                        (67)       (67)        (67)
     Total                     $17,224    $16,108    $16,380


     Total income tax expense was different than the amounts computed by applying federal income tax statutory rates to book income subject to tax for the following reasons:
_____________________________________________________________________________
(In Thousands)                         1996        1995       1994

Federal Income Tax Computed
   at Statutory Rates                 $17,568    $17,343    $17,417
(Decreases) Increases in Tax from:
   Equity Component of AFUDC            (128)      (165)        (92)
   Consolidated Tax Savings             (156)      (108)       (651)
   Depreciation Differences             (452)      (264)       (321)
   Amortization and Utilization
      of ITC                            (939)      (942)       (945)
   State Taxes, Net of Federal
      Income Tax Benefit                1,897    (2,625)      1,614
 Cost of Removal                                      58       (226)
   Other                                (566)      2,811       (416)
Total Income Tax Expense              $17,224    $16,108    $16,380


(B)  Income Taxes  (continued)

     Eastern Edison and Montaup adopted Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" (FAS109) which required recognition of deferred income taxes for temporary differences that are reported in different years for financial reporting and tax purposes using the liability method. Under the liability method, deferred tax liabilities or assets are computed using the tax rates that will be in effect when temporary differences reverse. Generally, for regulated companies, the change in tax rates may not be immediately recognized in operating results because of rate making treatment and provisions in the Tax Reform Act of 1986. The total deferred tax assets and liabilities at December 31, 1996 and 1995 are comprised as follows:


                     Deferred Tax                       Deferred Tax
                          Assets                          Liabilities
                      ($000)                               ($000)
                     1996     1995                        1996      1995
Plant Related                         Plant Related
   Differences     $13,490   $16,181      Differences   $153,471   $146,632
Alternative                           Refinancing
      Minimum Tax      412     4,470       Costs           1,471      1,691
Pensions             1,299     1,070  Pensions               877        940
Other                1,040     1,060        Other          2,507      1,901
Total               16,241   $22,781  Total             $158,326   $151,164

     As of December 31, 1996 and 1995, the Company had recorded on its Consolidated Balance Sheet a regulatory liability to ratepayers of approximately $18.0 million and $23.6 million, respectively. This amount primarily represents excess deferred income taxes resulting from the reduction in the federal income tax rate and also includes deferred taxes provided on investment tax credits. Also at December 31, 1996 and 1995, a regulatory asset of approximately $47.3 million and $44.4 million, respectively, has been recorded, representing the cumulative amount of federal income taxes on temporary depreciation differences which were previously flowed through to ratepayers.

     Montaup has approximately $0.4 million, respectively, of alternative minimum tax credits which can be utilized to reduce the EUA System's consolidated regular tax liability and have no expiration.

(C) Capital Stock:

     There were no changes in the number of shares of common or preferred stock during the years ended December 31, 1996, 1995 and 1994.

     Under the terms and provisions of the issues of preferred stock of Eastern Edison, certain restrictions are placed upon the payment of dividends on common stock by Eastern Edison. At December 31, 1996, 1995 and 1994, the respective capitalization ratios were in excess of the minimum requirements which would make these restrictions effective.

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

(E)  Retained Earnings:

     Under the provisions of Eastern Edison's Indenture securing the First Mortgage and Collateral Trust Bonds, retained earnings in the amount of $117,385,954 as of December 31, 1996 were unrestricted as to the payment of cash dividends on its Common Stock.

(F)  Long-Term Debt:

     The various mortgage bond issues of Eastern Edison are collateralized by substantially all of their utility plant. In addition, Eastern Edison's bonds are collateralized by securities of Montaup, which are wholly-owned by Eastern Edison, in the principal amount of approximately $236 million.

     In September, Eastern Edison used available cash to redeem $7 million of 4.875% First Mortgage Bonds at maturity.

     The Company's aggregate amount of current cash sinking fund requirements and maturities of long-term debt, (excluding amounts that may be satisfied by available property additions) for each of the five years following 1996 are: none in 1997, $60 million in 1998, and none in 1999, 2000 and 2001.

(G)  Lines of Credit:

     EUA System companies including Eastern Edison maintain short-term lines of credit with various banks aggregating approximately $140 million. At December 31, 1996, unused short-term lines of credit were approximately $89 million. These credit lines are available to other EUA System companies under joint credit line arrangements. In accordance with informal agreements with the various banks, commitment fees are required to maintain certain lines of credit. During 1996, the weighted average interest rate for short-term borrowings by the Company was 5.6%.

 (H) Jointly Owned Facilities:

     At December 31, 1996, in addition to the stock ownership interests discussed in Note A, Summary of Significant Accounting Policies - Jointly Owned Companies, Montaup had direct ownership interests in the following electric generating facilities (In Thousands):

                                     Accumulated
                                     Provision For   Net     Construc-
                           Utility   Depreciation  Utility     tion
                   Percent Plant in      and       Plant in  Work in
($ In Thousands)    Owned  Service   Amortization  Service   Progress
Montaup:
 Canal 2           50.00%  $ 83,194     $41,843    $ 41,351    $446
 Wyman 4            1.96%     4,051       2,130       1,921
 Seabrook I         2.90%   194,928      29,983     164,945     251
 Millstone III      4.01%   178,854      49,560     129,294     170

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

     The estimated fair values of the Company's financial instruments at December 31, 1996 are as follows (In Thousands):

                                       Carrying      Fair
                                        Amount       Value
 Cash and Temporary Cash Investments  $  2,105       $  2,105
 Redeemable Preferred Stock             30,000         30,300
 Long-Term Debt                       $223,000       $225,870

(J) Commitments and Contingencies:

Nuclear Fuel Disposal and Nuclear Decommissioning Costs: The owners (or lead participants) of the nuclear units in which Montaup has an interest have made, or expect to make, various arrangements for the acquisition of uranium concentrate, the conversion, enrichment, fabrication and utilization of nuclear fuel and the disposition of that fuel after use. The owners (or lead participants) of United States nuclear units have entered into contracts with the Department of Energy (DOE) for disposal of spent nuclear fuel in accordance with the Nuclear Waste Policy Act of 1982 (NWPA). The NWPA requires (subject to various contingencies) that the federal government design, license, construct and operate a permanent repository for high level radioactive wastes and spent nuclear fuel and establish a prescribed fee for the disposal of such wastes and nuclear fuel. The NWPA specifies that the DOE provide for the disposal of such waste and spent nuclear fuel starting in 1998. Objections on environmental and other grounds have been asserted against proposals for storage as well as disposal of spent nuclear fuel. The DOE now estimates that a permanent disposal site for spent fuel will not be ready to accept fuel for storage or disposal until as late as the year 2010. Montaup owns a 4.01% interest in Millstone III and a 2.9% interest in Seabrook I. Northeast Utilities, the operator of the units, indicates that Millstone III has sufficient on-site storage facilities which, with rack additions, can
accommodate its spent fuel for the projected life of the unit.   At the
Seabrook Project, there is on-site storage capacity which, with rack additions, will be sufficient to at least the year 2011.

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

Pensions: Eastern Edison and Montaup participate with the other EUA System companies in a non-contributory defined benefit pension plan covering substantially all of their employees (Retirement Plan). Retirement Plan benefits are based on years of service and average compensation over the four years prior to retirement. It is the EUA System's policy to fund the Retirement Plan on a current basis in amounts determined to meet the funding standards established by the Employee Retirement Income Security Act of 1974.

     Total pension (income) expense for the Retirement Plan, including amounts related to the 1995 Voluntary Retirement Incentive Offer, for 1996, 1995 and 1994 includes the following components ($ In Thousands):

                                              1996        1995        1994
Service cost - benefits earned during
  the period                              $    1,713    $  1,504     $ 1,783
Interest cost on projected benefit
  obligation                                   5,767       5,575       5,217
Actual (return)  loss on assets              (10,036)    (22,158)        927
Net amortization and deferrals                 2,407      14,855      (7,677)
Net periodic pension (income) expense     $     (149)   $   (224)    $   250
Voluntary retirement incentive                               857
  Total periodic pension (income) expense $     (149)   $    633     $   250


Assumptions used to determine pension cost:

                                          1996        1995       1994
Discount Rate                             7.25%      8.25%       7.25%
Compensation Increase Rate                4.25%      4.75%       4.75%
Long-Term Return on Assets                9.50%      9.50%       9.50%

     The discount rate used to determine pension obligations was changed effective January 1, 1997 to 7.5%. The funded status of the Retirement Plan cannot be presented separately for Eastern Edison and Montaup as they participate in the Retirement Plan with other subsidiaries of EUA.

     The one-time voluntary retirement incentive also resulted in approximately $800,000 of non-qualified pension benefits which were expensed in 1995. At December 31, 1996, approximately $424,000 is included in other liabilities for these unfunded benefits.

     EUA also maintains non-qualified supplemental retirement plans for certain officers of the EUA System (Supplemental Plans). Benefits provided under the Supplemental Plans are based primarily on compensation at retirement date. EUA maintains life insurance on the participants of the Supplemental Plans to fund in whole, or in part, its future liabilities under the Supplemental Plans.
For the years ended December 31, 1996, 1995 and 1994 Eastern Edison's and Montaup's expenses related to the Supplemental Plan were approximately $717,000, $825,000 and $266,000, respectively.

     The Company also provides a defined contribution 401(k) savings plan for substantially all employees. The Company's matching percentage of employees' voluntary contributions to the plan, amounted to approximately $306,000 in 1996, approximately $369,000 in 1995 and approximately $ 431,000 in 1994.

     Post-Retirement Benefits: Retired employees are entitled to participate in health care and life insurance benefit plans. Health care benefits are subject to deductibles and other limitations. Health care and life insurance benefits are partially funded by EUA System companies for all qualified employees.

     Eastern Edison and Montaup adopted FAS106, "Employers' Accounting for Post-Retirement Benefits Other Than Pensions," as of January 1, 1993. This standard establishes accounting and reporting standards for such post-retirement benefits as health care and life insurance. Under FAS106 the present value of future benefits is recorded as a periodic expense over employee service periods through the date they become fully eligible for benefits. With respect to periods prior to adopting FAS106, EUA elected to recognize accrued costs (the Transition Obligation) over a period of 20 years, as permitted by FAS106. The resultant annual expense, including amortization of the Transition Obligation and net of amounts capitalized and deferred, was approximately $3.6 million in 1996, $4.0 million in 1995, and $3.4 million in 1994.

     The total cost of Post-Retirement Benefits other than Pensions, including amounts related to the 1995 Voluntary Retirement Incentive Offer, for 1996, 1995 and 1994 includes the following components (In Thousands):

                                                 1996       1995        1994
  Service cost                                 $  637     $   565      $    880
  Interest cost                                 2,688       2,926         3,252
  Actual return on plan assets                   (115)       (388)         (75)
  Amortization of transition obligation         1,955       1,965         2,026
  Net other amortization & deferrals             (721)       (632)         (50)
  Net periodic post-retirement benefit costs    4,444       4,436        6,033
  Voluntary retirement incentive                              470

  Total post-retirement benefit costs          $4,444     $ 4,906      $  6,033

  Assumptions:
  Discount rate                                  7.25%       8.25%       7.25%
  Health care cost trend rate-near-term          9.00%      11.00%      13.00%
                    -long-term                   5.00%       5.00%       5.00%
  Compensation increase rate                     4.25%       4.75%       4.75%
  Rate of return on plan assets-union            8.50%       8.50%       8.50%
                       - non-union               7.50%       5.50%       5.50%

  Reconciliation of funded status:

                                                    1996         1995        1994
(In Thousands)
Accumulated post-retirement benefit obligation (APBO):
Retirees                                            ($19,864)  $(23,223)   $(20,227)
Active employee fully eligible for benefits           (1,728)    (3,649)     (4,116)
Other active employees                                (6,031)    (7,711)     (9,255)
       Total                                         (27,623)   (34,583)    (33,598)
Fair Value of assets (primarily notes and bonds)       5,161      3,830        2,169

Unrecognized transition obligation                    26,095     27,726      30,007
Unrecognized net (gain) loss                          (9,297)    (2,142)     (3,158)
(Accrued) prepaid post-retirement benefit cost        $5,664   $ (5,169)   $ (4,580)

     The discount rate and compensation increase rates used to determine post-retirement benefit obligations effective January 1, 1997, are 7.5% and 4.25%, and were used to calculate the funded status of Post-Retirement Benefits at December 31, 1996.

     Increasing the assumed health care cost trend rate by 1% each year would increase the total post-retirement benefit cost for 1996 by approximately $311,000 and increase the total accumulated post-retirement benefit obligation by approximately $3.0 million.

     Eastern Edison and Montaup have also established an irrevocable external Voluntary Employees' Beneficiary Association (VEBA) Trust Fund as required by the aforementioned regulatory decisions. Contributions to the VEBA fund commenced in March 1993 and contributions were made totaling approximately $2.9 million in 1996, $3.2 million in 1995, and $2.9 million during 1994, respectively.

     Long-Term Purchased Power Contracts: Montaup is committed under long-term purchased power contracts, expiring on various dates through September 2021, to pay demand charges whether or not energy is received. Under terms in effect at December 31, 1996, the aggregate annual minimum commitments for such contracts are approximately $122 million in 1997, $116 million in 1998, $114 million in 1999, $111 million in 2000, $111 million in 2001, and will aggregate $1.0 billion for the ensuing years. In addition, the EUA System is required to pay additional amounts depending on the actual amount of energy received under such contracts. The demand costs associated with these contracts are reflected as Purchased Power-Demand on the Consolidated Statement of Income. Such costs are currently recoverable through rates.

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

     As of December 31, 1996, Eastern Edison and Montaup have incurred costs of approximately $800,000 in connection with the foregoing environmental matters and estimate that additional expenditures may be incurred through 1997 up to $130,000.

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

     The Clean Air Act Amendments of 1990 (Clean Air Act) created new regulatory programs and generally updated and strengthened air pollution control laws. These amendments will expand the regulatory role of the EPA regarding emissions from electric generating facilities and a host of other sources. Montaup generating facilities were first affected in 1995, when EPA regulations took effect for facilities owned by Montaup. Montaup's coal-fired Somerset Unit No. 6 is utilizing lower sulfur content coal to meet the 1995 air standards. Eastern Edison does not anticipate the impact from the Amendments to be material to its financial position.

     In November of 1996, the EPA proposed to toughen the nation's ozone standards as well as the particulate matters standards. The effect that such rules will have on the EUA System cannot be determined by management at this time.

     On December 23, 1996, Eastern Edison, Montaup, the Massachusetts Attorney General and Division of Energy Resources reached a settlement in principle regarding electric utility industry restructuring in the State of Massachusetts. The proposed settlement includes a plan for emissions reductions related to Montaup's Somerset Station Units 5 and 6, and to Montaup's 50% ownership share of Canal Electric's Unit #2. The basis for sulfur dioxide (SO2) and nitrogen oxide (NOx) emission reductions in the proposed settlement is an allowance cap calculation. Montaup may meet its allowance caps by any combination of control technologies, fuel switching, operational changes, and/or the use of purchased or surplus allowances. The proposed settlement is expected to be filed with MDPU in March 1997.

     In April 1992, the Northeast States for Coordinated Air Use Management (NESCAUM), an environmental advisory group for eight Northeast states including Massachusett and Rhode Island issued recommendations for NOx controls for existing utility boilers required to meet the ozone non-attainment requirements of the Clean Air Act Amendments. The NESCAUM recommendations are more restrictive than Clean Air Act requirements. The Massachusetts Department of Environmental Management has amended its regulations to require that Reasonably Available Control Technology (RACT) be implemented at all stationary sources potentially emitting 50 tons per year or more of NOx. Rhode Island has also issued similar regulations requiring that RACT be implemented at all stationary sources potentially emitting 50 tons or more per year of NOx. Montaup has initiated compliance through, among other things, selective, noncatalytic reduction processes.

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

     Guarantee of Financial Obligations: Montaup is a 3.27% equity participant in two companies which own and operate transmission facilities interconnecting New England and the Hydro Quebec system in Canada. Montaup has guaranteed approximately $4.8 million of the outstanding debt of these two companies. In addition, Montaup has a minimum rental commitment which totals approximately $12.7 million under a noncancellable transmission facilities support agreement for years subsequent to 1996.

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

Report of Independent Accountants


To the Directors and Shareholder of
Eastern Edison Company and Subsidiary:

We have audited the accompanying consolidated balance sheet and consolidated statement of capitalization of Eastern Edison Company and its subsidiary (the Company) as of December 31, 1996 and 1995, and the related consolidated statement of income, retained earnings and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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