Form 10-K405, Exhibit 13
period 1997-12-31
EASTERN UTILITIES ASSOCIATES; BLACKSTONE VALLEY ELECTRIC CO; EASTERN EDISON CO
filed 1998-03-20
CIK 31224, 12473, 14407

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

These EUA subsidiaries are collectively referred to as the Retail Subsidiaries. Eastern Edison and Newport are retail electric utility companies operating in southeastern Massachusetts and south coastal Rhode Island, respectively. Eastern Edison owns all of the permanent securities of Montaup Electric Company (Montaup), a generation and transmission company, which supplies electricity to Blackstone, to Eastern Edison, to Newport and to two unaffiliated utilities for resale. EUA also owns directly all of the shares of common stock of EUA Service Corporation (EUA Service), EUA Cogenex Corporation (EUA Cogenex), EUA Energy Investment Corporation (EUA Energy), EUA Ocean State Corporation (EUA Ocean State), EUA Energy Services, Inc. (EUA Energy Services) and EUA Telecommunications Corporation (EUA Telecommunications). EUA Service provides various accounting, financial, engineering, planning, data processing and other
services to all EUA System companies.   EUA Cogenex is an energy services
company. EUA Energy was organized to invest in energy related projects. EUA Ocean State owns a 29.9% interest in Ocean State Power's two gas-fired
generating units in northern Rhode Island.   EUA Energy Services markets energy
and energy related services. EUA Telecommunications provides telecommunications and information services. The holding company system of EUA, the Retail Subsidiaries, Montaup, EUA Service, EUA Cogenex, EUA Energy, EUA Ocean State, EUA Energy Services, and EUA Telecommunications is referred to as the EUA System. The Core Electric Business consists of the Retail Subsidiaries and Montaup. See Electric Utility Industry Restructuring for a discussion of changes taking place in the utility industry in the territories serviced by EUA's Core Electric Business.

Form 10-K

     A copy of EUA's, Eastern Edison's and Blackstone's Co-Registrant 1997 Annual Report on Form 10-K, which is filed with the Securities and Exchange Commission, is available without charge by contacting us at:

          EUA Service Corporation
          Post Office Box 2333
          Boston, MA 02107
          (617) 357-9590

Internet Address

Visit EUA's Home Page on the worldwide web at: http://www.eua.com.

MARKET FOR BLACKSTONE'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

     All of Blackstone's common stock is owned beneficially and of record by EUA.

     The dividends paid on common stock during the past two years are as follows:

                        Dividends Paid                    Dividends Paid
    1997                    Per Share    1996                  Per Share

    First Quarter               $4.75    First Quarter            $5.91
    Second Quarter               4.75    Second Quarter            6.34
    Third Quarter                4.75    Third Quarter             6.34
    Fourth Quarter               4.75    Fourth Quarter            6.34


     No dividend may be paid on the common stock unless full dividends on the outstanding preferred stock for all past and the current quarterly dividend periods have been paid or declared and set apart for payment. Blackstone's First Mortgage Indenture and Deed of Trust securing its First Mortgage Bonds contains provisions which restrict the payment by Blackstone of cash dividends on its common stock. See Notes C and D of Notes to Financial Statements and Management's Discussion and Analysis of Financial Condition and Review of Operations under Financial Condition and Liquidity.

                         SELECTED FINANCIAL DATA

                             For the Years Ended December 31,
(In Thousands)                 1997      1996      1995      1994     1993
Operating Revenues          $140,258  $136,911 $140,861  $140,611    $143,666
Net Earnings                   5,357     3,776     4,009     3,438      4,069
Total Assets                 130,833   132,313   129,835   121,413    114,552
Capitalization:
 Long-Term Debt-Net           33,500    35,000    36,500    38,000     39,500
 Non-Redeemable Preferred
  Stock (including premium)    6,130     6,130     6,130     6,130      6,130
 Common Equity                38,092    36,232    37,045    37,180     35,378

    Total Capitalization    $ 77,722  $ 77,362  $ 79,675  $ 81,310   $ 81,008





MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                       AND REVIEW OF OPERATIONS

Overview

     Net Earnings for 1997 increased approximately $1.6 million to $5.4 million compared to 1996. Net Earnings for 1997 include a one-time charge of approximately $260,000, on an after-tax basis, related to the costs of a voluntary retirement incentive offer (VRI) recorded in 1997, discussed below. Kilowatthour (kWh) sales of electricity for 1997 increased by 2.6% as compared to 1996, led by increased sales to residential and commercial customers of 4.8% and 2.6%, respectively.

     Net Earnings for 1996 decreased approximately $200,000 to $3.8 million compared to those of 1995. Earnings for 1995 include a one-time charge of approximately $550,000, on an after-tax basis, related to the costs of the 1995 VRI. KWh sales of electricity for 1996 decreased by 1.3% as compared to 1995, largely due to milder weather. Sales to commercial and industrial customers decreased by 3.0% and 2.5%, respectively, in 1996.

Comparison of Financial Results

Operating Revenues

     Operating Revenues increased by approximately $3.3 million or 2.4% in 1997 as compared to 1996. This change was primarily due to recoveries of increased conservation and load management (C&LM) expenses of approximately $800,000 (discussed below), an approximate 1.9% base rate increase effective January 1, 1997 pursuant to the Utility Restructuring Act of 1996 (URA), offset by recoveries of lower purchased power expense (see discussions below).

     Operating Revenues for 1996 decreased by approximately $4.0 million as compared to those of 1995. This change was primarily due to recoveries of lower purchased power and C&LM expenses, as discussed below, and decreased kWh sales.

Voluntary Retirement Incentives

     In June 1997, an early retirement offer was accepted by a group of employees who were eligible for, but not offered, a VRI offer completed in 1995, resulting in a charge of approximately $400,000 (approximately $260,000 after-tax) to the Company's second quarter 1997 earnings.

Expenses

     Purchased Power expense, recovered through Blackstone's purchased power
adjustment clause, represented 69% of total 1997 operating expense.   Purchased
Power expense decreased approximately $700,000 or less than 1% in 1997 as compared to 1996. As of August 1, 1997, pursuant to the URA, certain commercial and industrial customers of Blackstone were given the opportunity to choose alternate electricity suppliers, reducing purchased power requirements and expense in 1997 as compared to 1996. Offsetting these decreases was an increase of 16.3% in the average cost of fuel of Montaup, the Company's power supplier. Outages at nuclear units, in which Montaup has an interest contributed to a greater dependence on higher costing fossil fuels for its energy requirements.
Purchased power expense decreased approximately $4.7 million or 4.9% in 1996 as compared to 1995. Impacting purchased power expense in 1996 was a decrease in C&LM expenses of approximately $3.1 million, which were included in purchased power expenses in 1995 but included in Other Operation and Maintenance expense in 1996, and decreased kWh requirements.

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

     Other Operation and Maintenance expenses, including affiliated company transactions, for 1997 increased approximately $800,000 or 3.4% as compared to 1996. This change was primarily due to increased C&LM expenses in 1997 which are fully recoverable through rates. Other Operation and Maintenance expenses, including affiliated company transactions, for 1996 increased by approximately $2.7 million or 13.8% when compared to 1995. This change is primarily due to an increase of $1.4 million in C&LM expenses recorded as Other Operation and Maintenance expenses, a decrease in capitalized costs of approximately $500,000 and an increase in FAS106 expense of approximately $200,000. Also impacting 1996 results were increases in the provision for uncollectible accounts, legal and storm related expenses aggregating approximately $700,000.

     Taxes Other than Income decreased by approximately $200,000 or 2.0% in 1997 as compared to 1996 and approximately $300,000 or 3.6% in 1996 as compared to 1995. These decreases were due primarily to 1% decreases in the Rhode Island Gross Receipts Tax billed to industrial customers in both 1997 and 1996. As of July 1997, the Rhode Island Gross Receipts Tax was no longer billed to industrial customers of Blackstone.

     Net Interest charges for 1997 increased by approximately $300,000 or 8.5% as compared to 1996. This increase was primarily due to increased short-term borrowings and increased intercompany interest expense offset by lower interest on long-term debt due to reductions in long-term debt balances resulting from required sinking fund payments. Net interest charges for 1996 decreased by approximately $300,000 or 6.3%, primarily due to interest on decreased long-term debt balances and decreased customer deposits interest.

Financial Condition and Liquidity

     The Company is required to make capital expenditures in order to meet the needs of its existing and future customers. For 1997, 1996 and 1995, the Company's cash construction expenditures were $3.8 million, $4.2 million, and $5.1 million, respectively. Internally generated funds provided approximately 164%, 104% and 134% of cash construction requirements in 1997, 1996 and 1995, respectively.

     Cash Construction expenditures are expected to be $4.3 million in 1998, $6.4 million in 1999 and $4.6 million in 2000, and are expected to be financed with internally generated funds. Traditionally, construction requirements in excess of internally generated funds are obtained through short-term borrowings which are ultimately funded with permanent capital.

     In July 1997, several EUA System companies, including Blackstone, entered into a three-year revolving credit agreement allowing for borrowings in aggregate of up to $120 million. As of December 31, 1997, various financial institutions have committed up to $75 million under the revolving credit
facility.   At December 31, 1997, under the revolving credit agreement, the EUA
System had short-term borrowings available of approximately $13.5 million. Blackstone had $1.4 million of short-term borrowings outstanding at year end 1997 and approximately $700,000 at year end 1996.

     Blackstone's requirements for sinking fund payments and redemption of securities for the five years following 1997 are $1.5 million in each of 1998, 1999 and 2000, and $3.3 million in each of 2001 and 2002.

Electric Utility Industry Restructuring Initiatives

Unbundled Services:

     The electric utility industry in both Massachusetts and Rhode Island, the states in which EUA provides electric services, is transitioning from a traditional rate regulated environment to a competitive marketplace. Traditional electric utility services - generation, transmission and distribution - have been unbundled into separate and distinct services. The generation, or supply, function is now competitive with customers able to choose their own electricity supplier at market prices. The transmission and distribution functions remain regulated services. The local distribution company is responsible for providing distribution services to the ultimate electricity consumer within its franchised service territory and the transmission company is required to provide open access, non-discriminatory transmission services to generation or supply companies.

Stranded costs:

     Stranded costs represent prudently incurred costs of generation which are now above their current economic value. In Rhode Island (see discussion below) stranded costs have been defined to include items such as above market net investments in generation assets, generation related regulatory assets, nuclear decommissioning and above market commitments under current power purchase contracts. A December 19, 1997 order from Federal Energy Regulatory Commission
(FERC) provides Montaup, the EUA System's generation company, with full recovery of its stranded costs. Stranded costs are recovered, via a Contract Termination Charge (CTC) under a contract termination agreement which replaced the all-requirements contracts between Montaup and its retail affiliates including Blackstone. In its order, FERC approved settlement agreements between Montaup, its retail affiliates and consumer representatives in Massachusetts and Rhode Island. Both states' regulatory bodies have approved retail settlements in accordance with enabling state legislation.


Rhode Island-Retail:

     On August 7, 1996, the Governor of Rhode Island signed into law the Utility Restructuring Act of 1996 (URA). The URA provided for customer choice of electricity supplier in several phases commencing July 1, 1997 for certain customers and culminating with choice for all customers by July 1, 1998, or sooner. Under the URA, the local distribution company retains the responsibility of providing distribution services to the ultimate electricity consumer within its franchised service territory. For customers who do not choose an alternative supplier, the local distribution company must arrange for standard offer service. Distribution companies are providers of last resort service for customers who are unable to obtain their own supply.

     The URA provides for full recovery of stranded costs, through a non-bypassable transition charge initially set at 2.8 cents per kWh through December 31, 2000. The costs of net, above-market generation assets and regulatory assets will be recovered, with a return, through a fixed component of the transition charge from January 1, 1998, through December 31, 2009. A variable component of the transition charge will recover, on a reconciling basis, among other things, nuclear decommissioning and above market purchased power commitments from January 1, 1998, through the life of the respective unit or contract. The URA also provides for commitments to demand side management initiatives and renewables, low-income customer protections, divestiture of at least 15% of owned non-nuclear generating units as a valuation basis for mitigation of stranded cost recovery, and performance-based ratemaking (PBR) standards for electric distribution companies to be in effect until the end of 1998. These performance-based standards provide for a 6% minimum and an approximate 12% maximum allowed return on equity for Blackstone. In addition, the URA provides for adjustments to electric distribution companies' base rates using the prior year's Consumer Price Index for 1997 and 1998 and other performance factors. Under this provision of the law, base rates were increased 1.3% for customers of Blackstone effective January 1, 1998.

     In February 1997, Blackstone, Newport and Montaup reached a settlement in principle with the Rhode Island Division of Public Utilities and Carriers (RIDIV) and the state's Attorney General and filed a Memorandum of Understanding (MOU) with the Rhode Island Public Utilities Commission
(RIPUC) outlining the terms of the settlement. The settlement was submitted to the RIPUC in two separate filings which were approved on April 21, 1997 and December 17, 1997, respectively. In addition to complying with the URA, the settlement provided for a 13% rate reduction for Blackstone's customers effective January 1, 1998, amendments to Blackstone's power contract with Montaup to replace all-requirements provisions with a CTC commensurate with retail access and the filing of a plan to divest all of Montaup's generating assets. The net proceeds of the divestiture will be used to mitigate the amount of Montaup's stranded costs to be recovered through the CTC. See "Divestiture" below for a discussion of Montaup's divestiture process.

     On December 17, 1997, the RIPUC approved a retail settlement which included a distribution rate freeze through December 31, 2000, except for any temporary credit or surcharge resulting from PBR implementation or the standard offer reconciliation, and retail access for all customers commencing January 1, 1998. In addition to the approval of wholesale power contract amendments by FERC, received on December 19, 1997, any disposition of generation assets resulting from the agreements or the URA would also require the approval of the Securities and Exchange Commission (SEC) under the Public Utility Holding Company Act of 1935.

FERC-Wholesale:

     On May 1, 1997, Montaup and Blackstone jointly filed amendments to their FERC-approved all-requirements power contract. The filing included a calculation for a CTC to recover stranded costs and a provision for standard offer service for resale to retail customers who do not choose an alternate generation supplier. These provisions replaced the services offered by the all-requirements contracts upon full retail access pursuant to the URA. The filing also included hold harmless provisions for Montaup's other wholesale customers and for retail customers of Blackstone and lost revenue provisions which allow for recovery of any of Montaup's lost revenues during the initial phases of retail access in Rhode Island through completion of Montaup's divestiture process. This filing allowed Blackstone to implement on July 1, 1997, the phase-in provisions of the URA and prevented any cross-subsidies by their retail customers who were excluded from the groups of customers given retail choice prior to January 1, 1998 and by Montaup's other customers.

     On October 29, 1997, settlement agreements among Montaup, its affiliated and non-affiliated customers, the Massachusetts Attorney General, the MADOER, the RIDIV and RIPUC were submitted for FERC approval. These settlements represent a comprehensive resolution of federal/wholesale issues of electric utility industry restructuring based on the settlement agreements in Rhode Island and Massachusetts. FERC approved the settlements on December 19, 1997, accommodating retail choice for EUA's retail customers in Massachusetts and Rhode Island.

Divestiture:

     Montaup began marketing its portfolio of generation assets in July 1997, and subsequently received bids from potential purchasers. On January 23, 1998, based on EUA's review of the offers and discussion with potential purchasers, Montaup announced that it was reopening the sales process on the majority of its generating assets. The process is expected to require four to six months to execute a purchase and sale agreement. The net proceeds of the sale, as defined in the settlement agreements, will be used to mitigate Montaup's CTC to its retail affiliates via a Residual Value Credit (RVC). The RVC will reduce the fixed component of the CTC for the net proceeds, with a return, in equal annual amounts over the period commencing on the date the RVC is implemented through December 31, 2009. Subject to regulatory approvals, Montaup anticipates the sale will be completed in early 1999.

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

     In July 1997, the Financial Accounting Standards Board's (FASB) Emerging Issues Task Force (EITF) reached a consensus regarding certain issues raised related to the application of Statement of Financial Accounting Standards No. 71 (FAS71), "Accounting for the Effects of Certain Types of Regulation." The EITF determined that when sufficient detail is available for an enterprise to reasonably determine, from legislation and enabling rate orders, how the transition plan will affect the separable portion of its business being deregulated, the enterprise should discontinue the application of FAS71 to that deregulated portion of its business. The EITF also concluded that utilities can continue to carry previously recorded regulatory assets on their balance sheet if regulators have guaranteed a regulated cash flow stream to recover the cost of those assets. Blackstone believes its retail distribution business continues to meet the criteria for continued application of FAS71.

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

Environmental Matters

     Blackstone and other companies owning generating units from which power is obtained are subject, like other electric utilities, to environmental and land use regulations at the federal, state and local levels. The federal Environmental Protection Agency (EPA), and certain state and local authorities, have jurisdiction over releases of pollutants, contaminants and hazardous substances into the environment and have broad authority to set rules and regulations in connection therewith, such as the Clean Air Act Amendments of 1990, which could require installation of pollution control devices and remedial actions. In 1994, EUA instituted an environmental audit program designed for Montaup and the Retail Subsidiaries, including Blackstone, to ensure compliance with environmental laws and regulations and to identify and reduce liability with respect to those requirements.

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

     As of December 31, 1997, Blackstone had incurred costs of approximately $6.7 million, in connection with these sites. These amounts have been financed primarily by internally generated cash. Blackstone is currently recovering certain of its incurred environmental costs in rates. As a result of the recoverability in current rates of environmental costs, and the uncertainty regarding both its estimated liability, as well as potential contributions from insurance carriers, Blackstone does not believe that the ultimate impact of environmental costs will be material to its financial position and thus, no loss provision is required at this time.

     Blackstone estimates that additional costs of up to $1.3 million may be incurred at these sites through 1998. Estimates beyond 1998 cannot be made since site studies, which are the basis of these estimates, have not been completed.

     In addition to the previously discussed costs, Blackstone is currently litigating responsibility for clean-up costs and related interest aggregating $5.9 million. The cleanup cost were incurred by the Commonwealth of Massachusetts at a site in which Blackstone has been named as the responsible party. See Note H of "Notes to Financial Statements" for further discussion.

     A number of scientific studies in the past several years have examined the possibility of health effects from electric and magnetic fields (EMF) that are found wherever there is electricity. While some of the studies have indicated some association between exposure to EMF and health effects, many others have indicated no direct association. On October 31, 1996, the National Academy of Sciences issued a literature review of all research to date, Possible Health Effects of Exposure to Residential Electric and Magnetic Fields. Its most widely reported conclusion stated, "No clear, convincing evidence exists to show that residential exposures to EMF are a threat to human health." Additional studies, which are intended to provide a better understanding of EMF, are continuing. Management cannot predict the ultimate outcome of the EMF issue.

Year 2000 Issue

     Blackstone has conducted a comprehensive review of its computer systems to identify the systems that could be affected by the Year 2000 Issue and is developing an implementation plan to resolve the issue. The Year 2000 Issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a major system failure or miscalculations. Blackstone believes that, with modifications to existing software and conversions to new software, the Year 2000 problem will not pose significant operational problems for its computer systems as so modified and converted. It is anticipated that all reprogramming efforts will be complete by the spring of 1999, allowing adequate time for testing. In addition, notices have been sent to Blackstone's primary processing vendors seeking assurance that plans are being developed to address processing of transactions in the year 2000. Management does not believe the year 2000 compliance expense will be material to Blackstone's future operating results or future financial condition.

New Accounting Standards

     In June 1997 the FASB issued Statement No. 130, "Reporting Comprehensive Income," which establishes standards for reporting comprehensive income and its components (revenues, expenses, gains, and losses) in a set of general-purpose financial statements. This Statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. This Statement is effective for fiscal years beginning after December 15, 1997, and Blackstone will adopt Statement 130 in the first quarter of 1998.

Other

     Blackstone occasionally makes forward-looking projections of expected future performance or statements of our plans and objectives. These forward-looking statements may be contained in filings with the SEC, press releases and oral statements. Actual results could differ materially from these statements, therefore, no assurances can be given that such forward-looking statements and estimates will be achieved.


Management's Discussion and Analysis of Financial Condition and Review of Operations provides a summary of information regarding the Company's financial condition and results of operation and should be read in conjunction with the "Financial Statements" and "Notes to Financial Statements" in arriving at a more complete understanding of such matters.

                      Financial Table of Contents




               Statements of Income. .. . . . . . . .  .  .  .  .  .  .  .  12

               Statements of Retained Earnings  . . . . . .  .  .  .  .  .  12

               Statements of Cash Flows  . . .  . . .  .  .  .  .  .  .  .  13

               Balance Sheets . . . . . . . . .  .  .  .  .  .  .  .  .  .  14

               Statements of Capitalization . .. . . . .  .  .  .  .  .  .  15

               Notes to Financial Statements  . . . . . . .  .  .  .  .  .  17

               Report of Independent Accountants . . . . . . . . . .  .  .  29

Blackstone Valley Electric Company
Statements of Income
Years Ended December 31,
(In Thousands)



                                              1997         1996         1995

Operating Revenues                          $ 140,258  $ 136,911    $ 140,861

Operating Expenses:
    Purchased Power (principally from
           an affiliate)                       90,327     91,016       95,725
    Other Operation and Maintenance            11,682     11,781       10,938
    Affiliated Company Transactions            10,943     10,092        8,280
    Voluntary Retirement Incentive                363          0          912
    Depreciation                                5,725      5,594        5,501
    Taxes - Other than Income                   8,340      8,506        8,821
    Income and Deferred Taxes                   3,326      2,156        2,347
      Total Operating Expenses                130,706    129,145      132,524
Operating Income                                9,552      7,766        8,337
Allowance for Other Funds Used During
    Construction                                              50           33
Other Income (Deductions) - Net                   195         30          (38)
Income Before Interest Charges                  9,747      7,846        8,332
Interest Charges:
  Interest on Long-Term Debt                    3,186      3,313        3,481
  Other Interest Expense                          996        524          612
  Allowance for Borrowed Funds Used
    During Construction (Credit)                  (81)       (56)         (59)
       Net Interest Charges                     4,101      3,781        4,034
Net Income                                      5,646      4,065        4,298
Preferred Dividend Requirements                   289        289          289
Net Earnings Applicable to Common Stock     $   5,357  $   3,776    $   4,009



                            Statements of Retained Earnings
                                Years Ended December 31,
                                   (In Thousands)

                                             1997         1996         1995

Retained Earnings - Beginning of Year    $   9,121    $   9,934    $  10,069
Net Income                                   5,646        4,065        4,298
      Total                                 14,767       13,999       14,367
Dividends Paid:
  Preferred                                    289          289          289
  Common                                     3,497        4,589        4,144
Retained Earnings - End of Year          $  10,981    $   9,121    $   9,934


The accompanying notes are an integral part of the financial statements.

Blackstone Valley Electric Company
Statements of Cash Flows
Years Ended December 31,
(In Thousands)


                                                    1997       1996       1995
CASH FLOW FROM OPERATING ACTIVITIES:
Net Income                                     $   5,646  $   4,065  $   4,298
Adjustments to Reconcile Net Income
to Net Cash Provided from Operating Activities:
    Depreciation and Amortization                  6,184      5,976      5,953
    Deferred Taxes                                (1,667)      (561)     1,200
    Investment Tax Credit, Net                      (181)      (182)      (183)
    Allowance for Funds Used During Construction                (50)       (34)
    Other - Net                                   (1,768)      (555)       643

    Net Changes in Operating Assets and Liabilities:
        Accounts Receivable                          238      2,389     (2,324)
        Materials and Supplies                       113         66       (172)
        Accounts Payable                          (7,977)      (383)     7,540
        Accrued Taxes                                650       (362)       337
        Other - Net                                6,762        740     (7,239)

Net Cash Provided from Operating Activities        8,000     11,143     10,019

CASH FLOW FROM INVESTING ACTIVITIES:
    Construction Expenditures                     (3,769)    (4,196)    (5,064)
Net Cash (Used in) Investing Activities           (3,769)    (4,196)    (5,064)

CASH FLOW FROM FINANCING ACTIVITIES:
   Redemptions:
    Long-Term Debt                                (1,500)    (1,500)    (1,500)
   Common Share Dividends Paid                    (3,497)    (4,589)    (4,144)
   Preferred Dividends Paid                         (289)      (289)      (289)
   Net Increase (Decrease) in Short-Term Debt        665       (524)     1,259
Net Cash (Used in) Financing Activities           (4,621)    (6,902)    (4,674)

Net (Decrease) Increase in Cash                     (390)        45        281
Cash and Temporary Cash Investments at
    Beginning of Year                                798        753        472
Cash and Temporary Cash Investments at
    End of Year                                $     408  $     798  $     753

Cash paid during the year for:
    Interest (Net of Amounts Capitalized)      $   3,436  $   3,390  $   3,565
    Income Taxes                               $   4,906  $   3,301  $     690

 The accompanying notes are an integral part of the financial statements.

Blackstone Valley Electric Company
Balance Sheets
December 31,
(In Thousands)


ASSETS

                                                           1997         1996
Utility Plant and Other Investments:
    Utility Plant                                      $ 141,609    $ 139,366
    Less Accumulated Provision for Depreciation           55,851       51,952
    Net Utility Plant                                     85,758       87,414
    Non-Utility Property - Net                                45           46
          Total Utility Plant and Other Investments       85,803       87,460
Current Assets:
    Cash and Temporary Cash Investments                      408          798
    Accounts Receivable:
        Customers, Net                                    11,394       11,141
        Accrued Unbilled Revenue                           1,584        1,196
        Others                                             1,631        2,541
        Associated Companies                                 513          482
    Plant Materials and Operating Supplies
        (at average cost)                                    759          873
    Other Current Assets                                     395          417
          Total Current Assets                            16,684       17,448
Other Assets (Note A)                                     28,346       27,405
Total Assets                                           $ 130,833    $ 132,313



  LIABILITIES AND CAPITALIZATION

Capitalization:
    Common Equity                                      $  38,092    $  36,232
    Non-Redeemable Preferred Stock                         6,130        6,130
    Long-Term Debt                                        33,500       35,000
        Total Capitalization                              77,722       77,362
Current Liabilities:
    Long-Term Debt Due Within One Year                     1,500        1,500
    Notes Payable                                          1,400          735
    Accounts Payable:
       Public                                                960          509
       Associated Companies                                8,332       16,759
    Customer Deposits                                      1,049        1,113
    Taxes Accrued                                          2,065        1,415
    Dividends Accrued                                         72           72
    Interest Accrued                                         842          899
    Other Current Liabilities                              8,017        1,157
        Total Current Liabilities                         24,237       24,159
Deferred Credits:
    Unamortized Investment Credit                          2,380        2,561
    Mendon Road Contingency Reserve                        7,065        6,716
    Other Deferred Credits                                 7,532        7,286
        Total Deferred Credits                            16,977       16,563
Accumulated Deferred Taxes                                11,897       14,229
Commitments and Contingencies (Note H)
Total Liabilities and Capitalization                   $ 130,833    $ 132,313

 The accompanying notes are an integral part of the financial statements.


Blackstone Valley Electric Company
Statements of Capitalization
December 31,
(In Thousands)



                                                            1997         1996
Common Stock, $50 par value, authorized 233,000
    shares, issued and outstanding 184,062 shares       $   9,203    $   9,203
Other Paid-in Capital                                      17,908       17,908
Retained Earnings                                          10,981        9,121
        Total Common Equity                                38,092       36,232

Non-Redeemable Cumulative Preferred Stock:
    4.25%, $100 par value, 35,000 shares (1)                3,500        3,500
    5.60%, $100 par value, 25,000 shares (1)                2,500        2,500
    Premium                                                   130          130
        Total Non-Redeemable Cumulative Preferred Stock     6,130        6,130

Long-Term Debt:
    First Mortgage Bonds:
        9 1/2% due 2004 (Series B)                         10,500       12,000
       10.35%  due 2010 (Series C)                         18,000       18,000
    Variable Rate Demand Bonds Due 2014 (2)                 6,500        6,500
                                                           35,000       36,500
    Less Portion Due Within One Year                        1,500        1,500
        Total Long-Term Debt                               33,500       35,000
  Total Capitalization                                  $  77,722    $  77,362

(1) Authorized and Outstanding.
(2) Weighted average interest rate was 3.7% for 1997 and 3.5% for 1996.

 The accompanying notes are an integral part of the financial statements.



                  BLACKSTONE VALLEY ELECTRIC COMPANY
                    NOTES TO FINANCIAL STATEMENTS
                  December 31, 1997, 1996 and 1995


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

     The accounting policies and practices of Blackstone are subject to regulation by the Federal Energy Regulatory Commission (FERC) and the Rhode Island Public Utilities Commission (RIPUC) with respect to its rates and accounting. Blackstone conforms with generally accepted accounting principles, as applied in the case of regulated public utilities, and conforms with the accounting requirements and ratemaking practices of the RIPUC. A description of the significant accounting policies follows.

  Transactions with Affiliates: The Company is a wholly-owned subsidiary of EUA. In addition to its investment in the Company, EUA has interests in other retail and wholesale utility companies, a service corporation, and five other non-utility companies.

     Transactions between Blackstone and other affiliated companies include the following: purchased power costs billed by Montaup of approximately $90,276,000 in 1997, $90,970,000 in 1996 and $95,683,000 in 1995; accounting, engineering and other services rendered by EUA Service of approximately $12,608,000 in 1997, $11,923,000 in 1996 and $10,448,000 in 1995; and operating revenue from the rental of transmission facilities to Montaup of approximately $3,124,000 in 1997, $2,501,000 in 1996 and $3,047,000 in 1995. Transactions with affiliated companies are subject to review by applicable regulatory commissions.

  Utility Plant and Depreciation: Utility plant is stated at original cost. The cost of additions to utility plant includes contracted work, direct labor and material, allocable overhead, allowance for funds used during construction and indirect charges for engineering and supervision. For financial statement purposes, depreciation is computed on the straight-line method based on estimated useful lives of the various classes of property. Provisions for depreciation were equivalent to a composite rate of approximately 3.9% in 1997, 1996 and 1995, based on the average depreciable property balances at the beginning and end of each year.

  Other Assets: The components of Other Assets at December 31, 1997 and 1996 are detailed as follows:

(In Thousands)
                                              1997       1996
Regulatory Assets:
     Unamortized losses on reacquired debt $    394    $  425
     Deferred SFAS 109 costs (Note B)         7,211     7,487
     Deferred SFAS 106 costs                    727       872
     Mendon Road Judgment (Note H)            6,154     6,154
     Other regulatory assets                  1,551     1,234
         Total regulatory assets             16,037    16,172
Other deferred charges and assets:
     Unamortized debt expenses                  587       639
     Mendon Road Escrow                       7,065     6,716
     Other                                    4,657     3,878
         Total Other Assets                 $28,346   $27,405

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

  Allowance for Funds Used During Construction (AFUDC):   AFUDC represents the
estimated cost of borrowed and equity funds used to finance the Company's construction program. In accordance with regulatory accounting, AFUDC is capitalized, as a cost of utility plant, in the same manner as certain general and administrative costs. AFUDC is not an item of current cash income, but is recovered over the service life of utility plant in the form of increased revenues collected as a result of higher depreciation expense. The rate used in calculating AFUDC was 7.1% in 1997, 9.4% in 1996 and 8.6% in 1995.

  Operating Revenues: Revenues are based on billing rates authorized by the RIPUC. The Company follows the policy of accruing the estimated amount of unbilled base rate revenues for electricity provided at the end of the month to more closely match costs and revenues. Through 1997, the Company accrued the difference between fuel and purchased power costs incurred and fuel and purchased power costs billed to its customers. In 1998, the Company began accruing revenues consistent with provisions of approved settlement agreements and state legislation.

  Income Taxes: The general policy of Blackstone with respect to accounting for federal and state income taxes is to reflect in income the estimated amount of taxes currently payable, as determined from the EUA consolidated tax return on an allocated basis, and to provide for deferred taxes on certain items subject to temporary differences to the extent permitted by the regulatory commissions.

     Blackstone has provided deferred income taxes on certain income and expense items that are accounted for in different periods for financial accounting purposes than for income tax purposes. Prior to 1987, AFUDC and certain costs for pensions, employee benefits and payroll-related insurances and payroll taxes applicable to construction activity, which were included in utility plant, were deducted for income tax purposes. Deferred taxes on these amounts and on certain differences created by the use of different depreciation methods in the years prior to 1981 have not been provided. The tax benefits on these items have been flowed through in accordance with approved rate orders of the RIPUC.

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



(B)  Income Taxes:

  Components of income and deferred tax expense for the years 1997, 1996, and 1995 are as follows:

____________________________________________________________________________
(In Thousands)                   1997             1996               1995

Federal:
  Current                       $5,202           $2,901             $1,329
  Deferred                     (1,580)            (531)              1,133
  Investment Tax Credit, Net     (181)             (182)             (184)
                                $3,441           $2,188             $2,278

State:
  Current                            3                2                  1
  Deferred                       (118)             (34)                 68
                                 (115)             (32)                 69
Charged to Operations            3,326            2,156              2,347

Charged to Other Income:
   Current                         143               40                  3
   Total                        $3,469           $2,196             $2,350

     Total income tax expense was different than the amounts computed by applying federal income tax statutory rates to book income subject to tax for the following reasons:
________________________________________________________________________
(In Thousands)                           1997        1996      1995

Federal Income Tax Computed
  at Statutory Rates                   $3,190      $2,191     $2,327
(Decreases) Increases in Tax from:
  Equity Component of AFUDC                           (17)       (12)
  Consolidated Tax Savings                            (32)       (15)
  Depreciation Differences                256         283        262
  Amortization and Utilization of ITC    (181)       (182)      (184)
  State Taxes, Net of Federal
     Income Tax Benefit                  (74)        (21)         45
  Cost of Removal                                                (67)
  Other                                   278        (26)         (6)
  Total Income Tax Expense             $3,469      $2,196     $2,350

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

                  Deferred Tax                     Deferred Tax
                      Assets                       Liabilities
                     ($000)                           ($000)

                  1997    1996                         1997      1996
 Plant Related                      Plant Related
  Differences $1,489        $1,581   Differences   $14,490     $ 14,593
 Pensions        602           425   Refinancing
Other         2,872           773      Costs           138          144
 Total        $4,963        $2,779     Pensions        513          436
                                      Other          1,719        1,832
                                      Total        $16,860      $17,005

      Blackstone has recorded on its Balance Sheets as of December 31, 1997 and 1996 a regulatory liability to ratepayers of approximately $3.4 million and $3.0 million, respectively. This amount primarily represents excess deferred income taxes resulting from the reduction in the federal income tax rate and also includes deferred taxes provided on investment tax credits. Also at December 31, 1997 and 1996, a regulatory asset of approximately $7.2 million and $7.5 million, respectively, has been recorded, representing the cumulative amount of federal income taxes on temporary depreciation differences which were previously flowed through to ratepayers.

(C)  Capital Stock:

     There were no changes in the number of shares of common or preferred stock during the years ended December 31, 1997, 1996, and 1995.

     In the event of involuntary liquidation, the holders of non-redeemable preferred stock of Blackstone are entitled to $100 per share plus accrued dividends. In the event of voluntary liquidation, or if redeemed at the option of the Company, each share of the non-redeemable preferred stock is entitled to accrued dividends and to: 4.25% issue, $104.40; 5.60% issue, $103.82.

     Under the terms and provisions of the First Mortgage Indenture and of the issues of preferred stock of Blackstone, certain restrictions are placed upon the payment of dividends on common stock by the Company. At the years ended December 31, 1997 and 1996, the respective capitalization ratios were in excess of the minimum which would make these restrictions effective.

(D)  Retained Earnings:

     Under the provisions of Blackstone's First Mortgage Indenture, retained earnings in the amount of $5,984,441 were unrestricted as to the payment of cash dividends on its common stock at December 31, 1997.

(E)  Long-Term Debt:

     Blackstone's First Mortgage Bonds are collateralized by substantially all of its utility plant.

     Blackstone's Variable Rate Demand Bonds are collateralized by an irrevocable letter of credit which expires on January 21, 1999. The letter of credit permits extensions on an annual basis upon mutual agreement of the bank and Blackstone.

     The aggregate amount of Blackstone's cash sinking fund requirements and maturities for long-term debt for each of the five years following 1997 is $1.5 million in each of 1998, 1999, 2000, and $3.3 million in each of 2001 and 2002.

(F)  Lines of Credit:

     In July 1997, several EUA System companies, including Blackstone, entered into a three-year revolving credit agreement allowing for borrowings in aggregate of up to $120 million. As of December 31, 1997, various financial institutions have committed up to $75 million under the revolving credit facility. In accordance with the revolving credit agreement, commitment fees are required to maintain certain lines of credit. At December 31, 1997 under the revolving credit agreement, the EUA System had short-term borrowings available of approximately $13.5 million. Blackstone had $1.4 million of short-term borrowings outstanding at December 31, 1997. During 1997, Blackstone's weighted average interest rate for short-term borrowings was 5.8%.

(G)  Fair Value of Financial Instruments:

     The following methods were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate.

     Cash and Temporary Cash Investments: The carrying amount approximates fair value because of the short-term maturity of those instruments.


     Long-Term Debt: The fair value of the Company's long-term debt was based on quoted market prices for such securities.

     The estimated fair values of the Company's financial instruments at December 31, 1997 and 1996 were as follows (In Thousands):

                                              Carrying Amount              Fair Value

                                          1997            1996        1997         1996

Cash and Temporary Cash Investments    $     408       $     798   $     408    $     798
  Long-Term Debt                         $35,000         $36,500     $36,363      $37,596

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

     Total pension (income) expense for the Retirement Plan, including amounts related to the 1997 and 1995 voluntary retirement incentive offers, for 1997, 1996 and 1995 included the following components ($ In Thousands):

                                           1997      1996         1995
Service cost - benefits earned
   during the period                      $   651     $   664   $    606
Interest cost on projected
   benefit obligations                      2,448       2,373      2,346
Actual (return) loss on assets             (7,696)    (4,216)     (9,560)
Net amortization and deferrals              4,242       1,063      6,470
   Net periodic pension income             $ (355)   $  (116)    $  (138)
Voluntary retirement incentive                                       410
   Total periodic pension income           $(355)    $  (116)    $   272

Assumptions used to determine pension cost:

Discount Rate                                 7.50%       7.25%       8.25%
Compensation Increase Rate                    4.25%       4.25%       4.75%
Long-Term Return on Assets                    9.50%       9.50%       9.50%

     The discount rate used to determine pension obligations, effective January 1, 1998 was changed to 7.25%. The funded status of the Retirement Plan cannot be presented separately for Blackstone as it participates in the Retirement Plan with other subsidiaries of EUA.

     The voluntary retirement incentives also resulted in approximately $281,000 and $310,000 of non-qualified pension benefits which were expensed in 1997 and 1995, respectively. At December 31, 1997, approximately $169,000 is included in other liabilities for these unfunded benefits.

     EUA also maintains non-qualified supplemental retirement plans for certain officers of the EUA System (Supplemental Plans). Benefits provided under the Supplemental Plans are based primarily on compensation at retirement date. EUA maintains life insurance on the participants of the Supplemental Plans to fund in whole, or in part, its future liabilities under the Supplemental Plans. For the years ended December 31, 1997, 1996 and 1995, Blackstone's portion of expenses related to the Supplemental Plans were approximately $322,000, $284,000, and $306,000, respectively.

     The Company also provides a defined contribution 401(k) savings plan for substantially all employees. The Company's matching percentage of employees' voluntary contributions to the plan, amounted to approximately $113,000 in 1997, approximately $111,000 in 1996, and approximately $148,000 in 1995.

  Post-Retirement Benefits: Retired employees are entitled to participate in health care and life insurance benefit plans. Health care benefits are subject to deductibles and other limitations. Health care and life insurance benefits are partially funded by Blackstone for all qualified employees.

     Blackstone adopted FAS106, "Employers' Accounting for Post-Retirement Benefits Other Than Pensions," as of January 1, 1993. This standard establishes accounting and reporting standards for such post-retirement benefits as health care and life insurance. Under FAS106 the present value of future benefits is recorded as a periodic expense over employee service periods through the date they become fully eligible for benefits. With respect to periods prior to adopting FAS106, EUA elected to recognize accrued costs (the Transition Obligation) over a period of 20 years, as permitted by FAS106. The resultant annual expense, including amortization of the Transition Obligation and net of capitalized and deferred amounts, was approximately $1.4 million in 1997, $1.5 million in 1996, and $1.3 million in 1995.

     The total cost of Post-Retirement Benefits other than Pensions, including amounts related to the 1997 and 1995 Voluntary Retirement Incentive offers, for 1997, 1996 and 1995 includes the following components ($ In Thousands):

                                                      1997      1996     1995
Service cost                                         $ 202  $    216 $     191
Interest cost                                        1,050     1,060     1,170
Actual return on plan assets                          (304)      (6)     (111)
Amortization of transition obligation                  836       835       829
Net other amortization & deferrals                    (117)    (274)     (239)
Net periodic post-retirement benefit costs           1,667     1,831     1,840
Voluntary retirement incentive                          40                  90
Total periodic post-retirement benefit costs         $1,707   $1,831  $  1,930

Assumptions:
  Discount rate                                        7.50%    7.25%     8.25%
  Health care cost trend rate-near-term                7.00%    9.00%    11.00%
  Health care cost trend rate-long-term                5.00%    5.00%     5.00%
  Compensation increase rate                           4.25%    4.25%     4.75%
  Rate of return on plan assets                        7.75%    7.50%     5.50%

Reconciliation of funded status:
($ In Thousands)                                   1997       1996       1995
Accumulated post-retirement benefit obligation (APBO):
  Retirees                                      $(7,181) $  (7,045) $  (8,235)
  Active employees fully eligible for benefits   (1,706)    (1,543)    (2,825)
  Other active employees                         (2,135)    (2,413)    (3,052)
          Total                                $(11,022)  $(11,001)  $(14,112)
Fair Value of assets (primarily notes and bonds)  2,408      1,573        924
Unrecognized transition obligation               10,662     11,372     12,083
Unrecognized net (gain) loss                     (5,816)    (5,551)    (2,217)
(Accrued) prepaid post-retirement ben. cost   $  (3,768) $  (3,607) $  (3,322)

     The discount rate used to determine post-retirement benefit obligations, was changed to 7.25% effective January 1, 1998, and was used to calculate the funded status of Post-Retirement benefits at December 31, 1997.

     Increasing the assumed health care cost trend rate by 1% each year would increase the total post-retirement benefit cost for 1997 by approximately $173,000 and increase the total accumulated post-retirement benefit obligation by $1.1 million.

     Blackstone has also established an irrevocable external Voluntary Employee's Beneficiary Association (VEBA) Trust Fund. Contributions to the VEBA fund commenced in March 1993 and totaled approximately $1.2 million during 1997 and 1996 and $1.1 million during 1995.

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

     On December 13, 1994, the United States District Court for the District of Massachusetts (District Court) issued a judgment against Blackstone, finding Blackstone liable to the Commonwealth of Massachusetts (Commonwealth) for the full amount of response costs incurred by the Commonwealth in the cleanup of a by-product of manufactured gas at a site at Mendon Road in Attleboro, Massachusetts. The judgment also found Blackstone liable for interest and litigation expenses calculated to the date of judgment. The total liability is approximately $5.9 million, including approximately $3.6 million in interest which has accumulated since 1985. Due to the uncertainty of the ultimate outcome of this proceeding and anticipated recoverability, Blackstone recorded the $5.9 million District Court judgment as a deferred debit. This amount is included with Other Assets on the Balance Sheet at December 31, 1997 and 1996.

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

     Blackstone filed a Notice of Appeal of the District Court's judgment and filed its brief with the United States Court of Appeals for the First Circuit (Circuit Court) on February 24, 1995. On October 6, 1995, the Circuit Court vacated the District Court's $5.9 million judgement to refer the matter to the EPA to determine whether the chemical substance ferric ferrocyanide (FFC) contained within the by-product is a hazardous substance.

Given the present posture of the case, Blackstone may not be liable to reimburse the Commonwealth for the Mendon Road cleanup costs if the EPA determines that FFC is not a hazardous substance. On January 9, 1997, Blackstone met with representatives of EPA and the Commonwealth to discuss the procedure EPA would follow in resolving the FFC issue. In January 1997, Blackstone submitted written comments which were followed by the Commonwealth's written reply in March 1997. Both parties submitted additional memoranda to EPA during remainder of the year. The EPA will now determine whether FFC is a hazardous substance. Further court proceedings are likely.

     On January 28, 1994, Blackstone filed a complaint in the Massachusetts District Court, seeking, among other relief, contribution and reimbursement from Stone & Webster Inc., of New York City and several of its affiliated companies (Stone & Webster), and Valley Gas Company of Cumberland, Rhode Island (Valley) for any damages incurred by Blackstone regarding the Mendon Road site. On November 7, 1994, the Court denied motions to dismiss the complaint filed by Stone & Webster and Valley. This proceeding was stayed in December 1995 pending final EPA determination as to whether FFC is a hazardous substance.

     In addition, Blackstone has notified certain liability insurers and has filed claims with respect to the Mendon Road site, as well as other sites. Blackstone reached settlement with one carrier for reimbursement of legal costs related to the Mendon Road case. In January 1996, Blackstone received the proceeds of the settlement.

     As of December 31, 1997, Blackstone had incurred costs of approximately $6.7 million (excluding the $5.9 million Mendon Road judgment) in connection with the investigation and cleanup of these sites. These amounts have been financed primarily by internally generated cash. Blackstone is currently amortizing all of its incurred costs over a five-year period consistent with prior regulatory recovery periods and is recovering certain of those costs in rates. The Company estimates that additional costs of up to approximately $1.3 million (excluding the $5.9 million Mendon Road judgment) may be incurred at these sites through 1998 by it and the other responsible parties. Estimated amounts after 1998 are not now determinable since site studies, which are the basis of these estimates, have not been completed.

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


     Some states have enacted regulations to limit the strength of EMF at the edge of transmission line rights-of-way. The Rhode Island legislature has enacted a statute which authorizes and directs the Rhode Island Energy Facility Siting Board to establish rules and regulations governing construction of high voltage transmission lines of 69 kv or more. In addition, an energy facility siting application, in Rhode Island must include, when applicable, any current independent, scientific research pertaining to EMF exposure for review by the Board. Management cannot predict the impact, if any, that legislation or other developments concerning EMF may have on Blackstone.

  Other: In early 1997, ten plaintiffs brought suit against numerous defendants, including EUA, for injuries and illness allegedly caused by exposure to asbestos over approximately a thirty-year period, at premises, including some owned by EUA companies. The total damages claimed in all of these complaints was $25 million in compensatory and punitive damages, plus exemplary damages and interest and costs. Each complaint names between fifteen and twenty-eight defendants, including EUA. These complaints have been referred to the applicable insurance companies. Counsel has been retained by the insurers and is actively defending all cases. Three cases have been dismissed as against EUA companies, with prejudice. EUA cannot predict the ultimate outcome of this matter at this time.


                    Report of Independent Accountants


To the Directors and Shareholder of
Blackstone Valley Electric Company:

We have audited the accompanying balance sheets and statements of capitalization of Blackstone Valley Electric Company (the Company) as of December 31, 1997 and 1996, and the related statements of income, retained earnings and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.





                                           Coopers & Lybrand L.L.P.

Boston, Massachusetts
March 3, 1998