Form 10-K405, Exhibit 13
period 1997-12-31
EASTERN UTILITIES ASSOCIATES; BLACKSTONE VALLEY ELECTRIC CO; EASTERN EDISON CO
filed 1998-03-20
CIK 31224, 12473, 14407

Company Profile

     Eastern Edison Company (Eastern Edison or the Company) is a retail electric utility company. Eastern Edison supplies retail electric service to approximately 184,000 customers in 22 cities and towns in southeastern Massachusetts. The largest communities served are the cities of Brockton and Fall River, Massachusetts. Eastern Edison is a wholly owned subsidiary of Eastern Utilities Associates (EUA). EUA owns directly all of the shares of common stock of Eastern Edison, Blackstone Valley Electric Company (Blackstone) and Newport Electric Corporation (Newport). These EUA subsidiaries are collectively referred to as the Retail Subsidiaries. Blackstone and
Newport are retail electric utility companies operating in northern Rhode Island and south coastal Rhode Island, respectively. Eastern Edison owns all of the permanent securities of Montaup Electric Company (Montaup), a generation and transmission company, which supplies electricity to Eastern Edison, to Blackstone, to Newport and to two unaffiliated utilities for resale. EUA also owns directly all of the shares of common stock of EUA Service Corporation (EUA Service), EUA Cogenex Corporation (EUA Cogenex), EUA Energy Investment Corporation (EUA Energy), EUA Ocean State Corporation (EUA Ocean State), EUA Energy Services Corporation (EUA Energy Services), and EUA Telecommunications Corporation (EUA Telecommunications). EUA Service provides various accounting, financial, engineering, planning, data processing and other services to all EUA System companies. EUA Cogenex is an energy services company. EUA Energy was organized to invest in energy related projects. EUA Ocean State owns a 29.9% interest in Ocean State Power's two gas-fired generating units in northern
Rhode Island.   EUA Energy Services owns an interest in a limited liability company which markets energy and energy services. EUA Telecommunications provides telecommunications and information services. The holding company system of EUA, the Retail Subsidiaries, Montaup, EUA Service, EUA Cogenex, EUA Energy, EUA Ocean State, EUA Energy Services, and EUA Telecommunications is referred to as the EUA System. The Core Electric Business consists of the Retail Subsidiaries and Montaup. See Electric Utility Industry Restructuring for a discussion of changes taking place in the utility industry in the territories served by EUA's Core Electric Business.

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

     The dividends paid on Eastern Edison's common stock during the past two years are as follows:

                         Dividends Paid               Dividends Paid
    1997                   Per Share    1996              Per Share

    First Quarter              $2.70    First Quarter        $2.87
    Second Quarter              2.70    Second Quarter        3.00
    Third Quarter               2.70    Third Quarter         3.00
    Fourth Quarter              2.70    Fourth Quarter        3.00

     In January of 1997, a special common stock dividend was declared and paid in the amount of $17 million.

     No dividend may be paid on Eastern Edison's common stock unless full dividends on Eastern Edison's outstanding Preferred Stock for all past and the current quarterly dividend periods have been paid or declared and set apart for payment, nor may any dividends be paid on Eastern Edison's common stock if Eastern Edison is in default on any sinking fund obligation provided for its Preferred Stock. See also Notes C, D and E of Notes to Consolidated Financial Statements.

                SELECTED CONSOLIDATED FINANCIAL DATA

                             For the Years Ended December 31,
(In Thousands)               1997        1996       1995      1994     1993
 ____________________________________________________________________________
Operating Revenues         $435,014   $404,808   $420,069  $418,424  $417,021
Net Earnings                 27,059     30,983     31,455    31,395    28,145
Total Assets                777,124    775,082    739,198   756,045   742,273
Capitalization:
 Long-Term Debt-Net         162,491    222,402    222,313   229,224   264,134
   Redeemable Preferred
    Stock-Net                27,612     27,035     26,218    25,257    24,824
    Common Equity           218,468    240,213    244,368   225,064   223,005
     Total Capitalization  $408,571   $489,650   $492,899  $479,545  $511,963


 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                      AND REVIEW OF OPERATIONS

Overview

    Consolidated Net Earnings were approximately $27.1 million in 1997, a decrease of $3.9 million or 12.7% as compared to 1996 Consolidated Net Earnings of approximately $31.0 million. The 1997 results include the impacts of increased jointly owned units expenses, primarily related to the extended Millstone 3 outage, and increased expenses due to a June 1997 voluntary retirement incentive offer (VRI) discussed below.

     1996 Consolidated Net Earnings of approximately $31.0 million decreased $0.5 million, or 1.5% compared to those of 1995 which included a one-time charge of approximately $1.5 million, on an after tax basis, related to the 1995 VRI. The 1996 results were impacted by increased expenses related to an unusual number of severe storms which struck Eastern Edison's service territory during 1996 and increased legal expenses, partially offset by a decrease in interest expense from debt issues that matured in 1995.

Comparison of Financial Results

Operating Revenues

     Operating Revenues of approximately $435.0 million increased approximately $30.2 million or 7.5% as compared to 1996. This change was primarily due to increased recoveries of purchased power, fuel and conservation and load management (C&LM) expenses aggregating approximately $23.2 million. Also impacting revenues was increased base rate recoveries and increased short-term contract demand sales.

     Operating Revenues for 1996 decreased by approximately $15.3 million, as compared to 1995. The change was primarily due to recoveries of decreased C&LM and purchased power expenses aggregating approximately $14.0 million and decreased contract demand sales of $1.6 million.

Voluntary Retirement Incentives

     In June of 1997, an early retirement offer was accepted by a group of employees who were eligible for, but not offered a VRI completed in 1995, resulting in a charge of approximately $700,000 (approximately $500,000 after-tax) to second quarter 1997 earnings.

Expenses

     The Company's most significant expense items continue to be fuel and purchased power expenses which together comprised about 59% of total operating expenses for 1997. Fuel expense increased by approximately $18.6 million or 20.1% as compared to 1996. Outages of nuclear units in 1997 contributed to a greater dependence on higher cost fossil fuels for energy requirements, resulting in an increase in average fuel costs of 16.3% in 1997. Also impacting fuel expense was an increase in total energy generated and purchased of 4.6% in 1997 due mainly to increased sales to NEPOOL and increased short-term unit contract energy sales. Fuel expense increased by $1.3 million or 1.4% in 1996 as compared to 1995 due to primarily to a 2.0% increase in total energy generated and purchased.

     Purchased Power demand expense increased approximately $600,000 or less than 1% in 1997. This change is primarily due to increased billings from the Pilgrim and the Maine Yankee Nuclear Units and the Potter #2 Fossil Unit aggregating approximately $6.5 million. These increases were offset by decreased billings from Connecticut Yankee and Ocean State Power Project (OSP) of approximately $3.0 million and approximately $2.8 million, respectively. Purchased Power demand expense decreased $6.8 million or 5.4% in 1996. The decrease was due primarily to the impact of lower billings from the Pilgrim nuclear unit of approximately $4.2 million which included a prior period refund of approximately $2.0 million, and decreased billings from the OSP and Maine Yankee aggregating $2.5 million.

     Other Operation and Maintenance expenses (O&M) are comprised of two components, Direct Controllable and Indirect. Direct Controllable expenses include expense items such as salaries, fringe benefits, insurance, maintenance, etc. Indirect expenses include items over which the Company has limited short-term control and include such expense items as Montaup's joint ownership interests in generating facilities such as Seabrook I and Millstone 3, power contracts where transmission rental fees are fixed, conservation and load management expenses that are fully recovered in revenues and expenses related to accounting standards such as Statement of Financial Accounting Standard No. 106, "Employers' Accounting for Post Retirement Benefits Other Than Pensions" (FAS106).

      Other O&M expenses, including affiliated company transactions, increased approximately $14.1 million or 15.3% in 1997. This change was primarily due to increased jointly owned unit expense of approximately $9.0 million, of which $5.0 million is related to the Millstone 3 outages and the remainder is due to increased expenses related to the scheduled maintenance outages at the Canal and Seabrook units. Also impacting the change was increased C&LM expenses of approximately $1.8 million, increased legal expenses of approximately $1.3 million and $1.2 million of transmission expenses related to new transmission tariffs implemented by FERC in 1997 to accommodate utility industry restructuring. Other O&M expenses, including affiliated company transactions,
decreased by $4.8 million or 5% in 1996.   The change was primarily due to
decreased C&LM expenses of $7.7 million, lower power contract and transmission expenses of Montaup and effective cost control efforts aggregating $1.1 million. Offsetting these decreases somewhat were increases in storm related, legal and jointly owned unit expenses aggregating $4.5 million.

 Financial Condition and Liquidity

     Eastern Edison's and Montaup's need for permanent capital is primarily related to the construction of facilities required to meet the needs of existing and future customers. For 1997, 1996 and 1995, Eastern Edison's and Montaup's combined cash construction expenditures were $15.7 million, $26.0 million, and $23.4 million, respectively. Internally generated funds provided approximately 123%, 118% and 236% of these combined cash construction requirements in 1997, 1996 and 1995, respectively.

     Cash construction expenditures are expected to be approximately $22.7 million in 1998, $16.1 million in 1999, and $14.5 million in 2000, and are expected to be financed with internally generated funds.

     In the utility industry, cash construction requirements not met with internally generated funds are obtained through short-term borrowings which are
ultimately funded with permanent capital.   In July 1997, several EUA System
companies; including Eastern Edison and Montaup, entered into a three-year revolving credit agreement allowing for borrowings in aggregate of up to $120 million. As of December 31, 1997 various financial institutions have committed up to $75 million under the revolving credit facility. At December 31, 1997 under the revolving credit agreement the EUA System had short-term borrowings
available of approximately $13.5 million.   At December 31, 1997, Eastern
Edison had $4.7 million of outstanding short-term debt and Montaup had no outstanding short-term debt.

     In addition to construction expenditures, projected requirements for maturing long-term debt securities through 2002 are $60 million in 1998 and $35
million in 2002.   The Company has no sinking fund requirements through the
year 2002.

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

Stranded Costs:

     Stranded costs represent prudently incurred costs of generation which are now above their current economic value. In both Massachusetts and Rhode Island (see discussions below) stranded costs have been defined to include items such as above market net investments in generation assets, generation related regulatory assets, nuclear decommissioning and above market commitments under current power purchase contracts. A December 19, 1997 order from FERC provides Montaup, with full recovery of its stranded costs. Stranded costs are recovered, via a Contract Termination Charge (CTC) under a contract termination agreement which replaced the all-requirements contracts formerly in force between Montaup and its retail affiliates. In its order, FERC approved settlement agreements between Montaup, its retail affiliates and consumer representatives in Massachusetts and Rhode Island. Both states' regulatory bodies have approved retail settlements in accordance with enabling state
legislation.   At December 31, 1997 Montaup estimated its stranded costs, including unmitigated investment in owned generation, generation-related regulatory assets, above-market purchase power commitments, nuclear decommissioning and transition expenses to be approximately $1 billion on a present value basis. This estimate is subject to significant uncertainties including the future market price of electricity. See "Divestiture" below for a discussion of stranded cost mitigation.

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

     In February 1997, Blackstone, Newport and Montaup reached a settlement in principle with the Rhode Island Division of Public Utilities and Carriers (RIDIV) and the state's Attorney General and filed a Memorandum of Understanding (MOU) with the Rhode Island Public Utilities Commission (RIPUC), outlining the terms of the settlement. The settlement was submitted to the RIPUC in two separate filings which were approved on April 21, 1997 and December 17, 1997, respectively. In addition to complying with the URA, the settlement, similar in many respects to the settlement negotiated in Massachusetts, described below, provided for, among other things, amendments to Blackstone and Newport power contracts with Montaup to replace all-requirements provisions with a CTC commensurate with retail access and the filing of a plan to divest all of Montaup's generating assets. The net proceeds of the divestiture will be used to mitigate the amount of Montaup's stranded costs to be recovered through the CTC. See "Divestiture" below for a discussion of Montaup's divestiture process.

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

Massachusetts - Retail:

     On December 23, 1996, Eastern Edison and Montaup reached an agreement in principle with the Attorney General of Massachusetts and the Massachusetts Department of Energy Resources (MADOER) and filed a MOU with the Massachusetts Department of Telecommunications and Energy (DTE) (formerly the Department of Public Utilities) outlining the terms of a plan, similar in many aspects to the URA, which would allow retail customers to choose their supplier of electricity in 1998 and provide Eastern Edison and Montaup full recovery of stranded costs. On May 16, 1997 an Offer of Settlement was filed with the DTE.

     The Offer of Settlement provided all of Eastern Edison's customers the ability to choose an alternative supplier of electricity beginning as soon as January 1, 1998. Until a customer chooses an alternative supplier, that customer would receive standard offer service which would be priced to guarantee at least a 10% reduction in electricity rates. Eastern Edison would be required to arrange for standard offer service through December 31, 2004 and would purchase power for standard offer service from suppliers through a competitive bidding process. Montaup has guaranteed standard offer supply at a fixed price schedule for the duration of the standard offer period. For competitive suppliers to be eligible to provide supplies for standard offer service, their prices must be competitive with the fixed prices guaranteed by Montaup. In the event that some, or all, of the standard offer requirement is not awarded to competitive suppliers, Montaup has an obligation to provide such requirement at the indicated fixed price schedule, so called backstop service. This backstop service will be assigned proportionately to purchasers of Montaup's generating capacity. The agreement is also designed to achieve full divestiture of Montaup's generating assets via implementation of a plan, that would require (1) functional separation by Montaup of its generating and transmission businesses, and (2) full market valuation and sale of all non-nuclear assets through an auction or equivalent process.

     On March 1, 1998, commensurate with retail choice in Massachusetts Montaup's FERC-approved, all-requirements wholesale contract with Eastern Edison was terminated. In its place, Montaup is billing Eastern Edison a CTC
designed to recover, among other things, Montaup's stranded costs.   Eastern
Edison recovers the CTC through a non-bypassable transition access charge to all of its distribution customers. The transition access charge will be reduced by the fair market value of Montaup's generating assets as determined by selling, spinning off, or otherwise disposing of such generating facilities. See "Divestiture" below.

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

     On December 23, 1997 the DTE approved the Settlement as being in substantial compliance with the Act. Retail access commenced on March 1, 1998 for Eastern Edison's retail customers.

     In January 1998, several parties filed motions for reconsideration of Eastern Edison's approved settlement agreement and motions to extend the judicial appeal period with the DTE. The motions for reconsideration claim that provisions of the approved plan involving consumer rates, cost recovery, energy efficiency and reliability do not meet standards set forth in the Act. The DTE denied one party's motions and that party has appealed the DTE's ruling to the Massachusetts Supreme Judicial Court. Management cannot predict the ultimate outcome of the pending motions for reconsideration or judicial appeal.

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

Environmental Matters

     Eastern Edison, Montaup and other companies owning generating units from which power is obtained are subject, like other electric utilities, to environmental and land use regulations at the federal, state and local levels. The federal Environmental Protection Agency (EPA), and certain state and local authorities, have jurisdiction over releases of pollutants, contaminants and hazardous substances into the environment and have broad authority to set rules and regulations in connection therewith, such as the Clean Air Act Amendments of 1990, which could require installation of pollution control devices and remedial actions. In 1994, EUA instituted an environmental audit program designed to ensure compliance with environmental laws and regulations and to identify and reduce liability with respect to those requirements.

     Because of the nature of Eastern Edison's and Montaup's business, various by-products and substances are produced or handled which are classified as hazardous under the rules and regulations promulgated by such authorities. Eastern Edison and Montaup typically provide for the disposal of such substances through licensed contractors, but statutory provisions generally impose potential joint and several responsibility on the generators of the wastes for cleanup costs. In the past Eastern Edison and Montaup had been notified with respect to a number of sites where they were allegedly responsible for such costs, including sites where they allegedly had joint and several liability with other responsible parties. Eastern Edison and Montaup are currently not involved in any environmental site investigations.
It is the policy of the EUA System companies to notify liability insurers and to initiate claims related to such costs.

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

     Montaup cannot predict the ultimate outcome of the NRC inquiries or legal proceedings brought against CL&P, WMECO and Northeast or the impact which they may have on Montaup and the EUA system.

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

     Also, as a result of the shutdown, Montaup and the other equity owners of Maine Yankee have been notified by the Secondary Purchasers that they will no longer make payments for purchased power to Maine Yankee. The Secondary Purchase Contracts are between the equity owners as a group and 30 municipalities throughout New England. The equity owners are currently making payments to Maine Yankee to cover the payments that would be made by the municipals.

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

     In early 1998, Yankee Atomic, Maine Yankee and Connecticut Yankee, individually, as well as a number of other utilities, filed suit in federal appeals court seeking a court order to require the Department of Energy (DOE) to immediately establish a program for the disposal of spent nuclear fuel. Yankee Atomic and Connecticut Yankee are also seeking damages of approximately $70 million and $90 million, respectively. Under the Federal Energy Policy Act of 1992 and Nuclear Waste Policy Act, the DOE was to provide for the disposal of radioactive wastes and spent nuclear fuel starting in 1998 and has collected funds from owners of nuclear facilities to do so. Management cannot predict the ultimate outcome of this issue.

Year 2000 Issue

     The Company has conducted a comprehensive review of its computer systems to identify the systems that could be affected by the Year 2000 Issue and is developing an implementation plan to resolve the issue. The Year 2000 Issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a major system failure or miscalculations. The Company believes that, with modifications to existing software and conversions to new software, the Year 2000 problem will not pose significant operational problems for its computer systems as so modified and converted. It is anticipated that all reprogramming efforts will be complete by the spring of 1999, allowing adequate time for testing. In addition, notices have been sent to the Company's primary processing vendors seeking assurance that plans are being developed to address processing of transactions in the year 2000. Management does not believe the year 2000 compliance expense will be material to the Company's future operating results or future financial condition.

New Accounting Standards

     In June 1997 the FASB issued Statement No. 130, "Reporting Comprehensive Income," which establishes standards for reporting comprehensive income and its components (revenues, expenses, gains, and losses) in a set of general-purpose financial statements. This Statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. This Statement is effective for fiscal years beginning after December 15, 1997, and the Company will adopt Statement 130 in the first quarter of 1998.

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

                      Financial Table of Contents




          Consolidated Statements of Income.  .  .  .  .  .  .  .  .  .  16

          Consolidated Statements of Retained Earnings .  .  .  .  .  .  16

          Consolidated Statements of Cash Flow  . . . .   .  .  .  .  .  17

          Consolidated Balance Sheets . . . . . . . . .   .  .  .  .  .  18

          Consolidated Statements of Capitalization . .   .  .  .  .  .  19

          Notes to Consolidated Financial Statements . .  .  .  .  .  .  21

          Report of Independent Accountants . . . . . .   .  .  .  .  .  36


Eastern Edison Company and Subsidiary
Consolidated Statements of Income
Years Ended December 31,
(In Thousands)


                                              1997         1996         1995
Operating Revenues:
   From Affiliated Companies              $ 127,882    $ 127,981    $ 133,388
   Other                                    307,132      276,827      286,681
     Total Operating Revenues               435,014      404,808      420,069
Operating Expenses:
   Fuel                                     110,717       92,159       90,881
   Purchased Power - Demand                 119,434      118,843      125,594
   Other Operation and Maintenance           78,232       66,311       73,638
   Affiliated Company Transactions           28,119       25,908       23,386
   Voluntary Retirement Incentive               737                     2,413
   Depreciation and Amortization             27,489       26,810       26,039
   Taxes - Other than Income                 10,844       10,705       10,233
              - Income                       14,247       16,058       15,653
         Total Operating Expenses           389,819      356,794      367,837
Operating Income                             45,195       48,014       52,232
Equity in Earnings of Jointly Owned Comp.     1,599        1,587        1,646
Allowance for Other Funds Used During
   Construction                                 162          365          473
Other Income (Deductions) - Net                 666        1,583          407
Income Before Interest Charges               47,622       51,549       54,758
Interest Charges:
   Interest on Long-Term Debt                15,006       15,233       18,277
   Other Interest Expense                     3,792        3,653        3,541
   Allowance for Borrowed Funds Used During
       Construction (Credit)                   (223)        (308)        (503)
         Net Interest Charges                18,575       18,578       21,315
Net Income                                   29,047       32,971       33,443
Preferred Dividend  Requirements              1,988        1,988        1,988
Consolidated Net Earnings Applicable to
     Common Stock                         $  27,059    $  30,983    $  31,455



Consolidated Statements of Retained Earnings
Years Ended December 31,
(In Thousands)


                                              1997         1996         1995

Retained Earnings - Beginning of Year     $ 120,724    $ 124,878    $ 105,574
Net Income                                   29,047       32,971       33,443
Amortization of Preferred Stock
      Redemption Premium                       (577)        (817)        (961)
      Total                                 149,194      157,032      138,056
Dividends Paid:
  Preferred                                   1,988        1,988        1,988
  Common                                     48,227       34,320       11,190
Retained Earnings - End of Year           $  98,979    $ 120,724    $ 124,878


The accompanying notes are an integral part of the financial statements.



Eastern Edison Company and Subsidiary
Consolidated Statements of Cash Flows
Years Ended December 31,
(In Thousands)



                                              1997         1996         1995
CASH FLOW FROM OPERATING ACTIVITIES:
Net Income                                $  29,047    $  32,971    $  33,443
Adjustments to Reconcile Net Income
  to Net Cash Provided by Operating Activities:
  Depreciation and Amortization              28,592       28,607       29,852
  Amortization of Nuclear Fuel                1,067        1,676        3,647
  Deferred Taxes                             (4,872)       5,217        2,694
  Investment Tax Credit, Net                   (935)        (939)        (942)
  Allowance for Funds Used During Constr.      (162)        (365)        (473)
  Other - Net                                (4,215)      (2,333)       1,219
Changes to Operating Assets and Liabilities:
       Accounts Receivable                   10,038       (1,862)      (7,055)
       Fuel, Materials and Supplies           2,666          673       (1,678)
       Accounts Payable                       3,088          186          827
       Accrued Taxes                           (653)        (241)       1,807
       Other - Net                           (2,282)       9,266       (6,630)
Net Cash Provided from Operating Activities  61,379       72,856       56,711

CASH FLOW FROM INVESTING ACTIVITIES:
    Construction Expenditures               (15,662)     (26,006)     (23,423)
    Decrease in Other Investments               219          148
    Net Cash (Used in) Investing Activities (15,443)     (25,858)     (23,423)

CASH FLOW FROM FINANCING ACTIVITIES:
   Redemptions:
     Long-Term Debt                               0       (7,000)     (35,000)
   Common Stock Dividends Paid              (48,227)     (34,320)     (11,190)
   Preferred Dividends Paid                  (1,988)      (1,988)      (1,988)
   Net Increase (Decrease) in Short Term
       Debt                                   2,635       (2,118)       4,158
   Net Cash (Used in) Financing Activities  (47,580)     (45,426)     (44,020)

   Net (Decrease) Increase in Cash
   and Temporary Cash Investments            (1,644)       1,572      (10,732)

   Cash and Temporary Cash Investments at
     Beginning of Year                        2,105          533       11,265

   Cash and Temporary Cash Investments at
     End of Year                           $    461    $   2,105    $     533


  Cash paid during the year for:
     Interest (Net of Amounts Capitalized) $ 13,993    $  15,241    $  18,343
     Income Taxes                          $ 21,291    $  13,267    $   9,044


The accompanying notes are an integral part of the financial statements.

Eastern Edison Company and Subsidiary
Consolidated Balance Sheets
December 31,
(In Thousands)

ASSETS

                                                           1997         1996
Utility Plant and Other Investments:
   Utility Plant                                       $ 825,238    $ 817,992
   Less Accumulated Provision for Depreciation           279,711      261,464
   Net Utility Plant                                     545,527      556,528
   Non-Utility Property - Net                              2,705        2,705
   Investment in Jointly Owned Companies                  13,524       13,210
   Other Investments (at cost)                                55           95
         Total Utility Plant and Other Investments       561,811      572,538
Current Assets:
   Cash and Temporary Cash Investments                       461        2,105
   Accounts Receivable:
       Customers                                          27,801       27,633
       Others                                              4,486        3,464
       Accrued Unbilled Revenue                            8,490        8,376
       Associated Companies                               14,143       25,486
   Fuel (at average cost)                                  4,248        6,844
   Plant Materials and Operating Supplies (at aver. cost)  3,734        3,805
   Prepayments and Other Current Assets                    3,688        3,598
       Total Current Assets                               67,051       81,311
Other Assets (Note A)                                    148,262      121,233
Total Assets                                           $ 777,124    $ 775,082

 LIABILITIES AND CAPITALIZATION
Capitalization:
   Common Equity                                       $ 218,468    $ 240,213
   Redeemable Preferred Stock - Net                       29,665       29,665
   Preferred Stock Redemption Cost                        (2,053)      (2,630)
   Long-term Debt - Net                                  162,491      222,402
       Total Capitalization                              408,571      489,650
Current Liabilities:
   Long-term Debt Due Within One Year                     60,000
   Notes Payable                                           4,675        2,040
   Accounts Payable:
      Public                                              27,113       27,391
      Associated Companies                                 7,317        3,950
   Customer Deposits                                       1,258        1,153
   Taxes Accrued                                           2,325        2,977
   Interest Accrued                                        4,923        4,895
   Other Current Liabilities                              13,753       16,081
     Total Current Liabilities                           121,364       58,487
Other Liabilities                                         68,345       41,914
Deferred Credits:
   Unamortized Investment Credit                          15,967       16,903
   Other Deferred Credits                                 23,402       25,689
     Total Deferred Credits                               39,369       42,592
Accumulated Deferred Taxes                               139,475      142,439
Commitments and Contingencies (Note J)
Total Liabilities and Capitalization                   $ 777,124    $ 775,082


The accompanying notes are an integral part of the financial statements.

Eastern Edison Company and Subsidiary
Consolidated Statements of Capitalization
December 31,
(In Thousands)


                                                           1997         1996
Common Stock:
  $25 par value, authorized and outstanding
     2,891,357 shares                                  $  72,284    $  72,284
   Other Paid-In Capital                                  47,249       47,249
   Common Stock Expense                                      (44)         (44)
   Retained Earnings                                      98,979      120,724
       Total Common Equity                               218,468      240,213
Redeemable Preferred Stock:
   6 5/8%, $100 par value, 300,000 shares (1)             30,000       30,000
   Expense, Net of Premium                                  (335)        (335)
   Preferred Stock Redemption Cost                        (2,053)      (2,630)
       Total Redeemable Preferred Stock                   27,612       27,035
Long-Term Debt:
   First Mortgage and Collateral Trust Bonds:
   5 7/8% due 1998                                        20,000       20,000
   6 7/8% due 2003                                        40,000       40,000
   8% due 2023                                            40,000       40,000
   5 3/4% due 1998                                        40,000       40,000
   6.35% due 2003                                          8,000        8,000
   7.78% Secured Medium-Term Notes due 2002               35,000       35,000
   Pollution Control Revenue Bond:
    5 7/8% due 2008                                       40,000       40,000
Unamortized (Discount) - Net                                (509)        (598)
                                                         222,491      222,402
Less Portion Due Within One Year                          60,000
       Total Long-Term Debt                              162,491      222,402
Total Capitalization                                   $ 408,571    $ 489,650

    (1)  Authorized and Outstanding.



   The accompanying notes are an integral part of the financial statements.



          [This page left blank intentionally]

              EASTERN EDISON COMPANY AND SUBSIDIARY
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                December 31, 1997, 1996, and 1995

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

     The accounting policies and practices of Eastern Edison and of Montaup are subject to regulation by the Federal Energy Regulatory Commission (FERC) and the Massachusetts Department of Telecommunications and Energy (formerly Massachusetts Department of Public Utilities) with respect to their rates and accounting. Eastern Edison and Montaup conform with generally accepted accounting principles, as applied in the case of regulated public utilities, and conform with the accounting requirements and ratemaking practices of the regulatory authority having jurisdiction.

  Principles of Consolidation: The consolidated financial statements include the accounts of Eastern Edison and its subsidiary, Montaup. All material intercompany balances and transactions have been eliminated in consolidation.

  Jointly Owned Companies: Montaup Electric Company (Montaup) follows the equity method of accounting for its stock ownership investments in jointly owned companies including four regional nuclear generating companies. Montaup's investments in these nuclear generating companies range from 2.5% to 4.5%. Three of the four facilities have been permanently shut down and are in the process of decommissioning. Montaup is entitled to electricity produced from the remaining facility based on its ownership interest and is billed for its entitlement pursuant to a contractual agreement which is approved by FERC.

     In December 1996, the Board of Directors of Connecticut Yankee voted to retire the generating station. Connecticut Yankee certified to the Nuclear Regulatory Commission (NRC) that it had permanently closed power generation operations and removed fuel from the reactor. Montaup has a 4.5% equity ownership in Connecticut Yankee. Montaup's share of the total estimated costs for the permanent shutdown, decommissioning, and recovery of the investment in Connecticut Yankee is approximately $27.4 million and is included with Other Liabilities on the Consolidated Balance Sheet as of December 31, 1997. Also, due to recoverability, a regulatory asset has been recorded for the same amount and is included with Other Assets. The recovery of this estimated amount, elements of which have been disputed by certain intervening parties, is subject to approval of FERC. Montaup cannot predict the ultimate outcome of FERC's review.

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

  Transactions with Affiliates: Eastern Edison is a wholly owned subsidiary of Eastern Utilities Associates (EUA). In addition to its investment in Eastern Edison, EUA has interests in two other retail companies, a service corporation, and five other non-utility companies.

     Transactions between Montaup and other affiliated companies include the following: sales of electricity by Montaup to Blackstone Valley Electric Company (Blackstone) and Newport Electric Corporation (Newport) aggregating approximately $127,882,000 in 1997, $127,536,000 in 1996, and $133,841,000 in
1995; accounting, engineering and other services rendered by EUA Service Corporation to Eastern Edison and Montaup of approximately $32,190,000, $30,886,000, and $29,264,000, in 1997, 1996 and 1995, respectively; and
operating expense from the rental of transmission and generation facilities by Blackstone and Newport to Montaup aggregating approximately $4,197,000 in 1997, $3,960,000 in 1996, and $4,351,000 in 1995. Transactions with affiliated companies are subject to review by applicable regulatory commissions.

  Utility Plant and Depreciation: Utility plant is stated at original cost. The cost of additions to utility plant includes contracted work, direct labor and material, allocable overhead, allowance for funds used during construction and indirect charges for engineering and supervision. For financial statement purposes, depreciation is computed on the straight-line method based on estimated useful lives of the various classes of property. Provisions for depreciation, on a consolidated basis, were equivalent to a composite rate of approximately 3.2% in 1997, 1996 and 1995 based on the average depreciable property balances at the beginning and end of each year. Beginning in 1998, coincident with billing a contract termination charge (CTC) to its retail affiliates, Montaup will commence depreciating its investment in generation related assets recoverable through the CTC over a twelve-year period.

  Other Assets: The components of Other Assets at December 31, 1997 and 1996 are detailed as follows:

(In Thousands)                                   1997         1996
Regulatory Assets:
  Unamortized losses on reacquired debt       $  11,588 $   13,277
  Unrecovered plant and
    decommissioning cost                         68,345     41,914
  Deferred SFAS 109 costs (Note B)               46,806     47,326
  Deferred SFAS 106 costs (Note J)                1,726      2,153
  Other regulatory assets                         5,875      4,886
    Total regulatory assets                     134,340    109,556
Other deferred charges and assets:
  Unamortized debt expenses                       2,092      2,456
  Other                                          11,830      9,221
    Total Other Assets                         $148,262   $121,233

  Regulatory Accounting: Eastern Edison and Montaup are subject to certain accounting rules that are not applicable to other industries. These accounting rules allow regulated companies, in appropriate circumstances, to establish regulatory assets and liabilities which defer the current financial impact of certain costs that are expected to be recovered in future rates. In light of approved restructuring settlement agreements and restructuring legislation in both Massachusetts and Rhode Island, the Company has determined that Montaup no longer will apply the provisions of Financial Accounting Standards Board's
(FASB) Statement of Financial Accounting Standards No. 71 (FAS71), "Accounting for the Effects of Certain Types of Regulation" to the generation portion of its business. Due to the recoverability of regulatory assets granted in the approved restructuring plans, the company believes that the discontinuation of FAS71 for the generation portion of Montaup's business will not have a material impact on the Company's results of operation or financial condition. The Company believes its transmission and retail distribution businesses continue to meet the criteria for continued application of FAS71.


  Allowance for Funds Used During Construction (AFUDC): AFUDC represents the estimated cost of borrowed and equity funds used to finance Eastern Edison's and Montaup's construction program. In accordance with regulatory accounting, AFUDC is capitalized, as a cost of utility plant, in the same manner as certain general and administrative costs. AFUDC is not an item of current cash income, but is recovered over the service life of utility plant in the form of increased revenues collected as a result of higher depreciation expense. The combined rate used in calculating AFUDC was 8.2% in 1997; 8.9% in 1996, and 9.4% in 1995.

  Operating Revenues: Revenues are based on billing rates authorized by applicable federal and state regulatory commissions. Eastern Edison accrues the estimated amount of unbilled revenues at the end of each month to match costs and revenues more closely. Montaup recognizes revenues when billed. In 1998, Eastern Edison and Montaup also began accruing revenues consistent with provisions of approved settlement agreements and the Massachusetts Electric Industry Restructuring Act.

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


(B)  Income Taxes:

 Components of income tax expense for the years 1997, 1996, and 1995 are as follows:
_________________________________________________________________________
(In Thousands)                         1997        1996       1995

Federal:
  Current                             $16,427   $  9,111    $11,387
  Deferred                            (4,031)      5,152      3,679
  Investment Tax Credit, Net            (935)      (939)       (942)
                                      $11,461    $13,324    $14,124
State:
  Current                               3,505      2,612      2,447
  Deferred                              (719)        122       (918)
                                        2,786      2,734      1,529
Charged to Operations                  14,247     16,058     15,653
Charged to Other Income:
  Current                               1,175      1,233        522
  Deferred                              (219)       (67)        (67)
     Total                            $15,203    $17,224    $16,108



     Total income tax expense was different than the amounts computed by applying federal income tax statutory rates to book income subject to tax for the following reasons:
______________________________________________________________________________
(In Thousands)                          1997      1996      1995

Federal Income Tax Computed
   at Statutory Rates                 $15,487    $17,568    $17,343
(Decreases) Increases in Tax from:
   Equity Component of AFUDC             (56)      (128)       (165)
   Consolidated Tax Savings                        (156)       (108)
   Depreciation Differences             (348)      (452)       (264)
   Amortization and Utilization
      of ITC                            (935)      (939)       (942)
   State Taxes, Net of Federal
      Income Tax Benefit                1,919      1,897     (2,625)
 Cost of Removal                                                 58
   Other                                (864)      (566)      2,811
Total Income Tax Expense              $15,203    $17,224    $16,108


     Eastern Edison and Montaup adopted Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" (FAS109) which required recognition of deferred income taxes for temporary differences that are reported in different years for financial reporting and tax purposes using the liability method. Under the liability method, deferred tax liabilities or assets are computed using the tax rates that will be in effect when temporary differences reverse. Generally, for regulated companies, the change in tax rates may not be immediately recognized in operating results because of rate making treatment and provisions in the Tax Reform Act of 1986. The total deferred tax assets and liabilities at December 31, 1997 and 1996 are comprised as follows (In Thousands):


                   Deferred Tax                     Deferred Tax
                         Assets                       Liabilities
                 1997          1996                     1997           1996
Plant Related                          Plant Related
 Differences   $11,997       $13,490      Differences  $154,025    $153,471
Alternative                            Refinancing
 Minimum Tax                     412      Costs           1,264       1,471
Pensions         1,837         1,299   Pensions             987         877
Other            5,974         1,040   Other              3,007       2,507
Total          $19,808       $16,241   Total           $159,283    $158,326

     As of December 31, 1997 and 1996, the Company had recorded on its Consolidated Balance Sheet a regulatory liability to ratepayers of approximately $15.2 million and $18.0 million, respectively. This amount primarily represents excess deferred income taxes resulting from the reduction in the federal income tax rate and also includes deferred taxes provided on investment tax credits. Also at December 31, 1997 and 1996, a regulatory asset of approximately $46.8 million and $47.3 million, respectively, has been recorded, representing the cumulative amount of federal income taxes on temporary depreciation differences which were previously flowed through to ratepayers.

(C) Capital Stock:

     There were no changes in the number of shares of common or preferred stock during the years ended December 31, 1997, 1996 and 1995.

     Under the terms and provisions of the issues of preferred stock of Eastern Edison, certain restrictions are placed upon the payment of dividends on common stock by Eastern Edison. At December 31, 1997, 1996 and 1995, the respective capitalization ratios were in excess of the minimum requirements which would make these restrictions effective.

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

(E)  Retained Earnings:

     Under the provisions of Eastern Edison's Indenture securing the First Mortgage and Collateral Trust Bonds, retained earnings in the amount of $96,218,056 as of December 31, 1997 were unrestricted as to the payment of cash dividends on its Common Stock.

(F)  Long-Term Debt:

     The various mortgage bond issues of Eastern Edison are collateralized by substantially all of their utility plant. In addition, Eastern Edison's bonds are collateralized by securities of Montaup, which are wholly-owned by Eastern Edison, in the principal amount of approximately $236 million.

     The Company's aggregate amount of current cash sinking fund requirements and maturities of long-term debt, (excluding amounts that may be satisfied by available property additions) for each of the five years following 1997 are:
$60 million in 1998, and none in 1999, 2000, 2001 and $35 million in 2002.

(G)  Lines of Credit:

       In July 1997, several EUA System companies, including Eastern Edison, entered into a three-year revolving credit agreement allowing for borrowings in aggregate of up to $120 million. As of December 31, 1997, various financial institutions have committed up to $75 million under the revolving credit facility. At December 31, 1997, under the revolving credit agreement the EUA System had short-term borrowings available of approximately $13.5 million. Eastern Edison had $4.7 million of outstanding short-term debt at December 31, 1997. In accordance with the revolving credit agreement commitment fees are required to maintain certain lines of credit. During 1997, the weighted average interest rate for short-term borrowings by the Company was 5.8%.

  (H) Jointly Owned Facilities:

     At December 31, 1997, in addition to the stock ownership interests discussed in Note A, Summary of Significant Accounting Policies - Jointly Owned Companies, Montaup had direct ownership interests in the following electric generating facilities:

                                         Accumulated
                                        Provision For      Net      Construc-
                             Utility     Depreciation    Utility      tion
                    Percent  Plant in         and        Plant in    Work in
                      Owned  Service     Amortization    Service    Progress
($ In Thousands):
Montaup:
   Canal Unit 2      50.00%   $ 85,750       $ 44,498   $ 41,252       $ 227
   Wyman Unit 4       1.96%      4,054          2,253      1,801
   Seabrook Unit I    2.90%    194,679         34,400    160,279         325
   Millstone Unit 3   4.01%    178,918         54,844    124,074         285

     The foregoing amounts represent Montaup's interest in each facility, including nuclear fuel where appropriate, and are included on the like-captioned lines on the Consolidated Balance Sheet. At December 31, 1997, Montaup's total net investment in nuclear fuel of the Seabrook and Millstone units amounted to $2.2 million and $1.8 million, respectively. Montaup's shares of related operating and maintenance expenses with respect to units reflected in the table above are included in the corresponding operating expenses on the Consolidated Statement of Income.

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

     The estimated fair values of the Company's financial instruments at December 31, 1997 and 1996 were as follows (In Thousands):
                                         Carrying Amount        Fair Value
                                         1997      1996        1997     1996
Cash and Temporary Cash Investments  $    461   $ 2,105  $     461  $  2,105
Redeemable Preferred Stock             30,000    30,000     31,613    30,300
Long-Term Debt                       $223,000  $223,000   $235,190  $225,870

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

     Total pension (income) expense for the Retirement Plan, including amounts related to the 1997 and 1995 voluntary retirement incentive offers, for 1997, 1996 and 1995 includes the following components ($ In Thousands):

                                           1997      1996        1995
Service cost - benefits earned during
  the period                                $ 1,689  $   1,713   $   1,504
Interest cost on projected benefit
  obligation                                  6,021      5,767       5,575
Actual (return) loss on assets              (18,178)   (10,036)    (22,158)
Net amortization and deferrals                9,891      2,407      14,855
Net periodic pension income                 $  (577) $    (149)  $   (224)
Voluntary retirement incentive                                         857
  Total periodic pension (income) expense $   (577)  $    (149)  $     633


Assumptions used to determine pension cost:

                                              1997        1996        1995
Discount Rate                                 7.50%       7.25%       8.25%
Compensation Increase Rate                    4.25%       4.25%       4.75%
Long-Term Return on Assets                    9.50%       9.50%       9.50%

     The discount rate used to determine pension obligations was changed to 7.25% effective January 1, 1998. The funded status of the Retirement Plan cannot be presented separately for Eastern Edison and Montaup as they participate in the Retirement Plan with other subsidiaries of EUA.

     The voluntary retirement incentives also resulted in non-qualified pension benefits of approximately $752,000 and $800,000 in 1997 and 1995, respectively. At December 31, 1997, approximately $448,000 is included in other liabilities for these unfunded benefits.

     EUA also maintains non-qualified supplemental retirement plans for certain officers and trustees of the EUA System (Supplemental Plans). Benefits provided under the Supplemental Plans are based primarily on compensation at retirement date. EUA maintains life insurance on the participants of the Supplemental Plans to fund in whole, or in part, its future liabilities under the Supplemental Plans. For the years ended December 31, 1997, 1996 and 1995 Eastern Edison's and Montaup's expenses related to the Supplemental Plan were approximately $805,000, $717,000 and $825,000, respectively.

     The Company also provides a defined contribution 401(k) savings plan for substantially all employees. The Company's matching percentage of employees' voluntary contributions to the plan, amounted to approximately $321,000 in 1997, $306,000 in 1996, and approximately $369,000 in 1995.

  Post-Retirement Benefits: Retired employees are entitled to participate in health care and life insurance benefit plans. Health care benefits are subject to deductibles and other limitations. Health care and life insurance benefits are partially funded by EUA System companies for all qualified employees.

     Eastern Edison and Montaup adopted FAS106, "Employers' Accounting for Post-Retirement Benefits Other Than Pensions," as of January 1, 1993. This standard establishes accounting and reporting standards for such post-retirement benefits as health care and life insurance. Under FAS106 the present value of future benefits is recorded as a periodic expense over employee service periods through the date they become fully eligible for benefits. With respect to periods prior to adopting FAS106, EUA elected to recognize accrued costs (the Transition Obligation) over a period of 20 years, as permitted by FAS106. The resultant annual expense, including amortization of the Transition Obligation and net of amounts capitalized and deferred, was approximately $3.9 million in 1997, $3.6 million in 1996 and $4.0 million in 1995.


     The total cost of Post-Retirement Benefits other than Pensions, including amounts related to the 1997 and 1995 voluntary retirement incentive offers, for 1997, 1996 and 1995 includes the following components (In Thousands):

                                              1997      1996          1995
Service cost                                  $587      $637          $565
Interest cost                                2,701     2,688         2,926
Actual return on plan assets                  (775)     (115)         (388)
Amortization of transition obligation        1,952     1,955         1,965
Net other amortization & deferrals            (407)     (721)         (632)
Net periodic post-retirement benefit costs   4,058     4,444         4,436

Voluntary retirement incentive                 102                     470

Total post-retirement benefit costs         $4,160    $4,444        $4,906

Assumptions:
Discount rate                                 7.50%     7.25%         8.25%
Health care cost trend rate - near-term       7.00%     9.00%        11.00%
                   - long-term                5.00%     5.00%         5.00%
Compensation increase rate                    4.25%     4.25%         4.75%
Rate of return on plan assets - union         8.50%     8.50%         8.50%
                      - non-union             7.50%     7.50%         5.50%

Reconciliation of funded status:
                                                    1997     1996      1995
(In Thousands)
Accumulated post-retirement benefit obligation (APBO):
Retirees                                        $(20,819) ($19,864) $(23,223)
Active employee fully eligible for benefits       (1,551)   (1,728)   (3,649)
Other active employees                            (6,101)   (6,031)   (7,711)
       Total                                     (28,471)  (27,623)  (34,583)
Fair Value of assets (primarily notes and bonds)   6,991     5,161     3,830


Unrecognized transition obligation                24,463    26,095    27,726
Unrecognized net gain                             (8,924)   (9,297)   (2,142)
(Accrued) prepaid post-retirement benefit cost   $(5,941)   $5,664  $ (5,169)


     The discount rate and compensation increase rates used to determine post-retirement benefit obligations was changed to 7.25% effective January 1, 1998, and was used to calculate the funded status of Post-Retirement Benefits at December 31, 1997.

     Increasing the assumed health care cost trend rate by 1% each year would increase the total post-retirement benefit cost for 1997 by approximately $299,000 and increase the total accumulated post-retirement benefit obligation by approximately $2.9 million.

     Eastern Edison and Montaup have also established an irrevocable external Voluntary Employees' Beneficiary Association (VEBA) Trust Fund. Contributions to the VEBA fund commenced in March 1993 and contributions were made totaling approximately $2.9 million in 1997 and 1996, and $3.2 million in 1995.

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

  Environmental Matters: There is an extensive body of federal and state statutes governing environmental matters, which permit, among other things, federal and state authorities to initiate legal action providing for liability, compensation, cleanup, and emergency response to the release or threatened release of hazardous substances into the environment and for the cleanup of inactive hazardous waste disposal sites which constitute substantial hazards. Because of the nature of the Eastern Edison business, various by-products and substances are produced or handled which are classified as hazardous under the rules and regulations promulgated by the United States Environmental Protection Agency (EPA) as well as state and local authorities. The Company generally provides for the disposal of such substances through licensed contractors, but these statutory provisions generally impose potential joint and several responsibility on the generators of the wastes for cleanup costs. In the past, Eastern Edison and Montaup had been notified with respect to a number of sites where they were allegedly responsible for such costs, including sites where they allegedly had joint and several liability with other responsible parties. Eastern Edison and Montaup are currently not involved in any environmental site
investigation.   It is the policy of Eastern Edison and Montaup to notify
liability insurers and to initiate claims. The costs incurred in connection with these sites have been financed primarily with internally generated cash.

     As a general matter Eastern Edison and Montaup would seek to recover costs relating to environmental proceedings in their rates. Montaup is currently recovering certain of the incurred costs in its rates.

     The Clean Air Act Amendments created new regulatory programs and generally updated and strengthened air pollution control laws. These amendments expanded the regulatory role of the EPA regarding emissions from electric generating facilities and a host of other sources. EUA System generating facilities were first affected in 1995, when EPA regulations took effect for facilities. Montaup's coal-fired Somerset Unit 6 is utilizing lower sulfur content coal to meet the 1995 air standards. EUA does not anticipate the impact from the Amendments to be material to the financial position of the EUA System.

     In July, the EPA issued a new and more stringent rule covering ozone particulate matter which is to be followed by promulgation of more stringent ozone and particulate matter standards. The effect that such standards will have on the EUA System cannot be determined by management at this time.

     Eastern Edison, Montaup, the Massachusetts Attorney General and Division of Energy Resources entered into a settlement regarding electric utility industry restructuring in Massachusetts. The settlement includes a plan for emissions reductions related to Montaup's Somerset Station Units
5 and 6, and to Montaup's 50% ownership share of Canal Electric's Unit 2. The basis for SO2 and NOx emission reductions in the proposed settlement is an allowance cap calculation. Montaup may meet its allowance caps by any combination of control technologies, fuel switching, operational changes, and/or the use of purchased or surplus allowances. The settlement was approved by FERC on December 19, 1997.

     In April 1992, the Northeast States for Coordinated Air Use Management (NESCAUM), an environmental advisory group for eight northeast states including Massachusetts and Rhode Island, issued recommendations for NOx controls for existing utility boilers required to meet the ozone non-attainment requirements of the Clean Air Act. The NESCAUM recommendations are more restrictive than the Clean Air Act requirements. The Massachusetts Department of Environmental Management has amended its regulations to require that Reasonably Available Control Technology (RACT) be implemented at all stationary sources potentially emitting 50 tons or more per year of NOx. Similar regulations have been issued in Rhode Island. Montaup has initiated compliance, through, among other things, selective noncatalytic reduction processes.

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

  Guarantee of Financial Obligations: Montaup is a 3.27% equity participant in two companies which own and operate transmission facilities interconnecting New England and the Hydro Quebec system in Canada. Montaup has guaranteed approximately $4.5 million of the outstanding debt of these two companies. In addition, Montaup has a minimum rental commitment which totals approximately $12.0 million under a noncancellable transmission facilities support agreement for years subsequent to 1997.

  Other: In early 1997, ten plaintiffs brought suit against numerous defendants, including EUA, for injuries and illness allegedly caused by exposure to asbestos over approximately a thirty-year period, at premises, including some owned by EUA companies. The total damages claimed in all of these complaints was $25 million in compensatory and punitive damages, plus exemplary damages and interest and costs. Each names between fifteen and twenty-eight defendants, including EUA. These complaints have been referred to the applicable insurance companies. Counsel has been retained by the insurers and is actively defending all cases. Three cases have been dismissed as against EUA companies with prejudice. EUA cannot predict the ultimate outcome of this matter at this time.

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

We have audited the accompanying consolidated balance sheets and consolidated statements of capitalization of Eastern Edison Company and its subsidiary (the Company) as of December 31, 1997 and 1996, and the related consolidated statements of income, retained earnings and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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