Form 10-K405, Exhibit 13
period 1998-12-31
EASTERN UTILITIES ASSOCIATES; BLACKSTONE VALLEY ELECTRIC CO; EASTERN EDISON CO
filed 1999-03-31
CIK 31224, 12473, 14407

"Cover with Caption:
"How has EUA
delivered value
in the world of
deregulation?"

Eastern Utilities

1998 Annual Report

About Eastern Utilities Associates

Eastern Utilities Associates (NYSE Symbol: EUA) is a public utility holding company whose subsidiaries are known collectively as the EUA System. EUA is organized into three distinct business units covering electric utility operations, non-utility energy-related subsidiaries and a corporate unit.

Core Electric Business - The System's Core Electric Business is made up of EUA's retail and wholesale electric utility operations. The retail business provides electric distribution service to more than 305,000 customers in 597 square miles of south eastern Massachusetts and northern and coastal Rhode Island through three distribution subsidiaries as follows:

Blackstone Valley Electric Company: The northern Rhode Island cities of Pawtucket and Woonsocket and five neighboring communities.

Eastern Edison Company: Non-contiguous service territories covering the southeastern Massachusetts cities of Brockton and Fall River plus 20 surrounding towns.

Newport Electric Corporation: Newport, Jamestown, Middletown and Portsmouth, Rhode Island.

The wholesale business, Montaup Electric Company, has provided electric generation and high voltage transmission service at wholesale to the distribution subsidiaries and to two non-affiliated utilities for resale. During 1998, with the exception of approximately 58 mw, Montaup entered into agreements to divest all of its generating capacity. Montaup will continue to provide high voltage transmission service.

Energy-Related Business - This business unit includes the following non-utility energy-related subsidiaries.

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

* EUA BIOTEN, EUA's investment in a general partnership which is developing biomass-fueled generating units.

* EUA TransCapacity, EUA's investment in a limited partnership which has developed and now markets services and computer software enabling natural gas industry clients to connect, communicate and coordinate with their trading partners via electronic data interchange.

* Separation Technologies Inc., in which we own a 20% equity interest, markets and installs its own proprietary equipment for separating unburned carbon from coal fly-ash, enabling the customer to sell the fly-ash to secondary markets and reburn the carbon.

Corporate - The corporate business unit is made up of the System's parent company "Eastern Utilities Associates" and EUA Service Corporation, which provides professional and technical services to all EUA System companies.

Blackstone
Valley Electric
86,000 customers

Central Falls
Cumberland
Lincoln
North Smithfield

Pawtucket
Woonsocket
Burrillville

Newport electric
33,000 customers

Jamestown
Middletown

Newport
Portsmouth
Eastern Edison/Brockton
127,000 customers
Abington
Avon
Bridgewater
Brockton
Cohasset
East Bridgewater
Easton
Halifax
Hanson
Hanover
Norwell
Pembroke
Rockland
Scituate
Stoughton
West Bridgewater
Whitman

Eastern Edison/Fall River
59,000 customers

Dighton
Fall River
Somerset
Swansea
Westport

HIGHLIGHTS

FINANCIAL DATA  ($ in thousands)           1998            1997           1996

Operating Revenues                         $538,801        $568,513       $527,068
Consolidated Net Earnings <F1>               34,710          37,960         30,614
Return on Average Common Equity                9.3%           10.2%           8.2%
Common Shareholder Equity-
        % of Capitalization (Year-End)        52.0%           50.4%          45.8%
        Total Assets                      1,302,638       1,270,752      1,257,029
        Cash Construction Expenditures       51,201          76,118         62,730

COMMON SHARE DATA
        Consolidated Basic and Diluted
                Earnings per Share <F1>       $1.70           $1.86         $ 1.50
        Dividends Paid per Share              $1.66           $1.66         $1.645
        Annual Dividend Rate                  $1.66           $1.66          $1.66
        Total Common Shares Outstanding  20,435,997      20,435,997     20,435,997
        Average Common Shares Traded Daily   80,230          88,613         91,843
        Book Value per Share (Year-End)      $18.29          $18.27         $18.19
        Market Price    - High               28 1/4          26 5/8         24 1/4
                        - Low              23 11/16          16 3/8         14 3/4
                        - Year-End           28 1/4          26 1/4         17 3/8

OPERATING DATA
        Total Primary Sales (mWh)         4,541,000       4,467,000       4,405,000
        System Requirements (mWh)         4,788,000 <F3>  4,765,000       4,699,000
        System Peak Demand (mw)                 940 <F4>        933             854
        System Reserve Margin (At Peak)       10.8%           11.5%           34.4%
        System Load Factor                    58.1%           58.3%           62.6%
        Customers (Year-End)                 05,018         302,059         299,471
        Employees (Year-End)
             - Core Electric <F2>               399             434             468
             - Energy Related                   187             197             213
             - Corporate <F2>                   551             549             564
        Total                                 1,137           1,180           1,245

<F1>     See Management's Discussion and Analysis of Financial Condition and
         Results of Operations for details of one-time impacts to earnings.
<F2>     Reflects employee shift resulting from corporate reorganization completed in 1996.
<F3>     Effective January 1998, Middleboro and Pascoag are no longer contract demand customers of Montaup. Energy sales to these customers are now included with unit contracts.
<F4>     Includes retail load provided by alternate suppliers.


TO OUR FELLOW SHAREHOLDERS

The year 1998 will certainly go down as one of the most eventful in the 70-year history of Eastern Utilities Associates. It was the year your association. . .

- Successfully navigated deregulation and the start of competition in Rhode Island and Massachusetts - the two states where we have utility operations - ahead of most of the nation

-       Reduced the electric rates paid by our customers in both states

- Implemented performance-based rates in a fundamental change from the century-old basis of cost of service rate-making

- Negotiated agreements to divest all our non-nuclear electric generation and our share in the Seabrook, New Hampshire nuclear power plant, so we could concentrate on becoming one of the best 'wires only' transmission and distribution providers in the region

- Continued our efforts to maximize the value of your EUA investment and provided you a 1998 total return of 15%; and

- Continued our Year 2000 preparations for our underlying task of keeping the lights on into the new millennium

Then on February 1, 1999, we announced an agreement to merge Eastern Utilities Associates into the New England Electric System (NEES), joining another strong organization whose service territory borders ours and whose operations in many ways mirror our own.

The $31 per share cash offer agreed to in our merger with NEES is a premium of 23% over our market price at the start of December, prior to the beginning of merger activities involving neighboring electric utilities in New England. It is the highest price for EUA shares in nearly a decade! In last year's letter, we stated that "our overriding mission during this period of transition remains clear - maximize shareholder value!" We believe that our recent actions have done just that.

The EUA/NEES merger will create the largest electric transmission and distribution company in Massachusetts and Rhode Island, providing electric service to 1.6 million customers in 228 individual communities. NEES, in turn, is in the process of completing a merger agreement that will make it a wholly-owned subsidiary of The National Grid Group Plc of the United Kingdom, the largest privately owned electric transmission company in the world.

Massachusetts and Rhode Island, the states where our utilities provide service to more than 300,000 customers, remain at the forefront of the highly complex transition from the era of regulated utilities to the age of competition. Your EUA team has successfully dealt with the years of uncertainty leading to this point. We have consistently broken new ground in how utilities and their new electric generation suppliers will meet customer needs. Among the many changes is the transition from the traditional method of setting cost-based electric rates to a new performance-based method that requires us to meet certain standards for reliability, safety and customer satisfaction. We understand performance-based rates. For the second consecutive year, we earned bonuses for outperforming all but one of our performance-based standards.

The divestiture of our electric generation assets went well. By year's end, we had completed the sale of the 50% share owned by our Montaup Electric subsidiary in Unit 2 of the Canal Generating Station in Sandwich, Massachusetts, and of two diesel-powered generating units owned by our Newport Electric subsidiary. In addition, we reached agreements to sell Montaup's Somerset, Massachusetts, coal-fired generating station and its shares in several other New England generating units as well as a small hydroelectric station owned by our Blackstone Valley Electric subsidiary in Pawtucket, Rhode Island. In total, the divestiture of our non-nuclear generating assets will bring in close to twice our book value of those assets. In the first trans-action involving divestiture of nuclear generating assets, we agreed to sell our 2.9% share in the Seabrook, New Hampshire, power plant. We have also agreed to divest or restructure all our power purchase contracts. As mandated by deregulation legislation in Rhode Island and Massachusetts, divestiture proceeds will be used to mitigate the transition costs being paid by customers to enable us to recover our stranded cost investments. The only generation assets remaining in our utility portfolio are small ownership interests, totaling about 58 megawatts, in the Millstone 3 and Vermont Yankee nuclear generating units.

These extraordinary accomplishments by a dedicated group of employees certainly enhanced the value of EUA as a transmission and distribution company.

EUA Ocean State continued its outstanding financial performance generating 20 cents per share in earnings and enhancing the valuation of EUA. EUA Cogenex continued to improve its financial performance in 1998. Cogenex continues to operate as one of the premier energy services company in the U.S. Our small stake in Separation Technologies is performing as expected and is already providing us with a return on an expanding business. Our TransCapacity and BIOTEN partnerships continued to lag our expectations and are in the process of being restructured.

As for our pending merger with NEES, we believe we've found a partner as good as we are. The EUA/NEES merger will bring together two of New England's lowest cost electric utilities to achieve even greater cost savings for customers. The merger will strengthen our ability to make the appropriate investments in automation and training, increasing our abilities to ensure continued reliability, maintaining our already high level of customer satisfaction and improving the efficiency of our service delivery.

We expect to complete the merger with NEES by early 2000, following approval by EUA shareholders and state and federal regulators. Until that time, we will continue to operate EUA with the same focus as we have in the past - to be the best electric transmission and distribution company in the region, providing low cost, reliable service to our customers, while enhancing value to our shareholders.

The merger agreement demonstrates recognition of EUA's excellent management team. While we (Donald G. Pardus and John R. Stevens) have opted not to join NEES, but to step aside and retire, we did so only after knowing that EUA Executive Vice President Robert G. Powderly will become President of New England Electric Power Service Corporation, and Executive Vice President John Carney will become Senior Vice President of NEES's retail operations.

In that this may well be the last annual report to the shareholders of Eastern Utilities, we would like to thank you, our shareholders, for the opportunity to serve you. We would also like to express our deep gratitude to an outstanding Board of Trustees who have provided immeasurable guidance over the years and particularly the last couple of years as we transitioned into the new competitive environment. It has been a privilege for us to work with the Board.

It is our employee family that has made EUA successful and it was the employee family that made EUA an attractive merger partner for NEES. Deep down, most of us would prefer that nothing would change. But, we are realists and as realists we know that the NEES merger is in the best interests of all our constituents, our shareholders, our employees and our customers. We want to thank our employees and we know they will carry on their dedication to excellence with our new partner.

This annual report continues with Bob Powderly, John Carney and other members of the management team explaining our extraordinary accomplishments of the past year in the single most significant series of changes in our history.

"Picture with Caption: "Our overriding mission during this period of transition has always remained clear - maximize shareholder value! We believe our recent actions have done just that.""

"Picture with Caption: "Our extraordinary accomplishments by a dedicated group of employees certainly enhanced the value of EUA as a transmission and distribution company.""

Donald G. Pardus
Chairman and Chief Executive Officer

March 11, 1999

John R. Stevens
President and Chief Operating Officer

SELECTED CONSOLIDATED FINANCIAL DATA
Years Ended December 31,
(In thousands except Common Share Data)             1998        1997         1996       1995       1994

INCOME STATEMENT DATA:
        Operating Revenues                          $538,801    $568,513    $527,068    $563,363   $564,278
        Operating Income <F1>                         61,639      58,807      55,841      71,728     73,795
        Consolidated Net Earnings <F1>                34,710      37,960      30,614      32,626     47,370

BALANCE SHEET DATA:
        Plant in Service                           1,000,243   1,079,361   1,067,056   1,037,662  1,020,859
        Construction Work in Progress                  5,151       5,538       3,839       7,570      8,389
        Gross Utility Plant                        1,005,394   1,084,899   1,070,895   1,045,232  1,029,248
        Accumulated Depreciation and
                Amortization                         353,780     376,722     350,816     324,146    304,034
                Net Utility Plant                    651,614     708,177     720,079     721,086    725,214
        Total Assets                               1,302,638   1,270,752   1,257,029   1,206,130  1,234,049

CAPITALIZATION:
        Long-Term Debt - Net                         310,346     332,802     406,337     434,871    455,412
        Redeemable Preferred Stock - Net              27,995      27,612      27,035      26,255     25,390
        Non-Redeemable Preferred Stock - Net           6,900       6,900       6,900       6,900      6,900
        Common Equity                                373,674     373,467     371,813     375,229    365,443
                Total Capitalization                 718,915     740,781     812,085     843,255    853,145
        Short-Term Debt                               63,574      61,484      51,848      39,540     31,678

COMMON SHARE DATA:
        Consolidated Basic and Diluted Earnings
                per Average Common Share <F1>          $1.70       $1.86       $1.50      $ 1.61      $2.41
        Average Number of Shares Outstanding      20,435,997  20,435,997  20,436,217  20,238,961 19,671,970
        Return on Average Common Equity                 9.3%       10.2%        8.2%        8.8%      13.6%
        Market Price    - High                        28 1/4      26 5/8      24 1/4      25         27 3/8
                        - Low                       23 11/16      16 3/8      14 3/4      21 1/2     21 3/8
                        - Year-End                    28 1/4      26 1/4      17 3/8      23 5/8     22
   Dividends Paid per Share                            $1.66       $1.66      $1.645      $1.585     $1.515

<F1> See Management's Discussion and Analysis of Financial Condition and Results
of Operations for details of one-time impacts to earnings.

Management's Discussion and Analysis of Financial Condition and Review of Operations

Proposed Merger Agreement - On February 1, 1999, EUA and New England Electric System (NEES) announced a merger agreement under which NEES will acquire all outstanding shares of EUA for $31 per share in cash. The merger agreement, which is subject to the approval of EUA shareholders and various regulatory agencies, values the equity of EUA at approximately $634 million, which represents a 23% premium above the price of EUA shares on December 4, 1998, the last trading day before other regional merger announcements affected EUA's share price. EUA shareholders will continue to receive dividends at the current level, as declared by the Board of Trustees, until closing of the merger, expected by early 2000.

1998 Operations Overview - Consolidated net earnings for 1998 were $34.7 million, or $1.70 per share, on revenues of $538.8 million, an 8.6% decrease from 1997 earnings of $38.0 million on revenues of $568.5 million. 1998 results include the impacts of the 1998 EUA Cogenex Settlement and tax audit adjustments. 1997 results include the one-time earnings impact of a joint venture termination in 1997. These items are discussed below and listed in the following table.

Net Earnings and Earnings Per Share by business unit for 1998 and 1997 were as follows:

                                     1998                      1997

                    Net Earnings (Loss) Earnings (Loss) Net Earnings    Earnings
                          (000's)         Per Share       (000's)      Per Share
Core Electric Business   $35,160            $1.72        $36,025         $1.77
Energy Related Business     (792)           (0.04)            49          0.00
Corporate                    541             0.03            406          0.02
        From Operations   34,909             1.71         36,480          1.79
One-Time Impacts:
  Cogenex Settlement      (2,062)           (0.10)
  Tax Audit Adjustments    1,863             0.09
  Joint Venture Termination                                1,480          0.07
Consolidated             $34,710            $1.70        $37,960         $1.86

Major impacts on earnings by business unit are described in the following paragraphs.

Cogenex Settlement - EUA Cogenex recorded an after-tax charge of $2.1 million to earnings related to an arbitration panel's decision in a matter involving the 1995 sale of a portfolio of cogeneration units by EUA Cogenex to Ridgewood/Mass Power Partners, et al (Ridgewood). Ridgewood claimed that financial and other warranties in the purchase and sale agreement had been breached. EUA Cogenex entered counterclaims seeking recovery of costs of certain services performed for Ridgewood. The arbitration panel found for the buyer on some of the warranty claims, and awarded damages of approximately $2.6 million plus interest. EUA Cogenex was awarded approximately $400,000 plus interest on its counterclaim. EUA Cogenex paid the arbitration panel's net award less interest and recorded this charge to earnings during the fourth quarter of 1998. EUA Cogenex continues to contest the panel's findings with respect to the interest and legal fees.

Tax Audit adjustments - In January 1997, the Internal Revenue Service (IRS) issued a report in connection with its examination of the consolidated federal income tax returns of EUA for 1992 and 1993. This report included an adjustment to disallow EUA's inclusion of its investment in EUA Power's Preferred Stock as a deduction in determining Excess Loss Account (ELA) taxable income in 1992 relating to EUA Power's Common and Preferred Stock that was redeemed in 1993. EUA filed an administrative appeal contesting the IRS position. In January 1999, EUA reached an understanding with the IRS Appeals Office concerning settlement of this matter. Reductions in EUA's tax reserves, to reflect this and other items, resulted in a net $1.9 million addition to fourth quarter 1998 earnings.

Termination of power marketing joint venture - In the third quarter of 1997, EUA announced the termination of a power marketing joint venture with an affiliate of Duke Energy Corporation, the establishment of contingency reserves related to certain of its energy-related business activities and other expenses. Collectively, these actions resulted in a net after-tax gain of $1.5 million in third quarter 1997 earnings.

"Picture with Caption: "What has EUA done this year to position itself for success in the restructured energy market? Several 1998 accomplishments readied us for the future. First, we divested our generation assets, realizing nearly twice the book value for our non-nuclear assets. In addition, we reduced rates and prepared ourselves to reduce them even further, instituted an electronic bill payment system for our customers and aggressively moved to resolve the Y2K issue. These and other initiatives have helped position us as one of the lowest cost, highest performing energy companies in the region. Clearly, we are ready to take on the challenges offered by the deregulated energy market.""


Revenues - Total Operating Revenues by business unit for 1998, 1997 and 1996 were as follows:
($ in millions)                      1998           1997        1996
Core Electric                       $480.1         $506.7      $470.7
Energy Related                        58.7           61.8        56.4
Corporate                              -              -           -
        Total                       $538.8         $568.5      $527.1

Core Electric Business: Core Electric Revenues decreased by $26.6 million in 1998 due to the following: Generation related revenues decreased by $24.6 million as a result of rate reductions to all of EUA's retail customers, pursuant to electric industry restructuring legislation and settlement agreements effective January 1, 1998, and March 1, 1998, in Rhode Island and Massachusetts, respectively. Of this decrease, $21.5 million relates to decreased fuel and purchased power expenses in 1998. The remaining change in generation related revenues was due to the net impacts of rate reductions and accrued revenues as prescribed in the previously mentioned settlement agreements. Distribution revenues decreased by $4.2 million in 1998 due to the net impacts of restructured rates, a 1.7% increase in primary kilowatthour
(kWh) sales and a $2.2 million increase in conservation and load management (C&LM) recoveries.

Core Electric Revenues increased by $36 million in 1997 due to recoveries of increased fuel, purchased power and C&LM expenses aggregating $22.9 million and increased retail distribution revenues of $13.8 million resulting from increased kWh sales and rate increases effective January 1, 1997 for Blackstone and Newport.

Energy Related Business: Energy Related Revenues decreased by $3.1 million in 1998 due primarily to decreased EUA Cogenex project sales of $8.1 million offset by increased paid-from-savings revenues and installation and fabrication revenues totalling $5.6 million.

Energy Related Revenues increased by $5.5 million in 1997 as result of increased EUA Cogenex project sales of $9.1 million offset by decreased paid-from-savings and installation and fabrication revenues totaling $4.1 million. In addition, EUA TransCapacity revenue increased by $500,000 in 1997.

Core Electric Business kWh Sales - Primary kWh sales of electricity by EUA's Core Electric Business unit increased approximately 1.7% in 1998 compared to 1997. This change was led by increases of 2.9% and 2.2% in the industrial and commercial classes, respectively. Total energy sales increased 9.5% in 1998, due mainly to increased sales to the New England Power Pool (NEPOOL) and increased short-term unit contract energy sales. These NEPOOL interchange and short-term unit contract sales essentially recover fuel costs and have little or no earnings impacts. Primary kWh sales of electricity increased 1.4% in 1997 compared to the prior year. This change was led by increases of 2.4% in the residential and industrial customer classes. Total energy sales including NEPOOL interchange and short-term unit contract sales increased 4.6% in 1997.

Percentage changes in kWh Sales by class of customer for the past two years were as follows:

Percent Increase (Decrease) from Prior Year

                                     1998           1997

Residential                           0.3            2.4
Commercial                            2.2           (0.7)
Industrial                            2.9            2.4
Other                                 4.9            7.4
Total Primary Sales                   1.7            1.4
Other Electric Utilities*          (100.0)          (9.0)
Losses and Company Use               13.0            5.1
Total System Requirements             0.5            1.4
Unit Contracts*                      71.5           33.7
Total Energy Sales                    9.5            4.6


* Effective January 1998, Middleboro and Pascoag are no longer contract demand customers of Montaup. Energy sales to these customers are now included with unit contracts.

Expenses - Fuel and Purchased Power: The EUA System's most significant expense items continue to be fuel and purchased power expenses of our Core Electric Business which together comprised about 44% of total operating expenses in 1998.

"Picture with Caption: "What steps have you taken to ensure reliable service after deregulation? Historically, EUA has maintained one of the highest levels of electric service reliability in the region. Service reliability has been enhanced through a series of strategic capital improvements throughout our transmission and distribution system. Innovative vegetation management techniques, which include partnering with the communities we serve have been implemented to improve year-round continuity of service, regardless of weather. We recognize that high quality customer service coupled with the highest level of reliability is our formula for success. These efforts will help us continue to keep our customer favorability ratings above the national average.""

Fuel expense of the Core Electric Business decreased by approximately $10.9 million or 9.9% in 1998. Increased nuclear generation and a 17.1% decrease in the cost of fossil fuels resulted in an 18.7% decrease in the average cost of fuel compared to 1997. Somewhat offsetting the decrease in the average price of fuel was a 9.5% increase in total energy generated and purchased in 1998 compared to 1997. Fuel expense increased by approximately $18.6 million or 20.1% in 1997, due primarily to a 4.6 % increase in total energy generated and purchased and outages of nuclear units in 1997 which contributed to a greater dependence on higher cost fossil fuels for energy requirements, resulting in an increase in average fuel costs of 16.3%.

Purchased Power demand expense decreased approximately $10.5 million or 8.8% in 1998 compared to 1997. This decrease was primarily due to decreased billings from the Maine Yankee, Connecticut Yankee and Pilgrim Nuclear units aggregating approximately $8.5 million, and from Ocean State Power (OSP) of approximately $1.9 million. Purchased Power demand expense increased approximately $700,000 or less than 1% in 1997.

Other Operation and Maintenance (O&M): O&M expenses for 1998 decreased by $16.8 million or 8.7% compared to 1997. Total O&M expenses are comprised of three components: Direct Controllable, Indirect and Energy Related.

O&M expenses by component for 1998, 1997 and 1996 were as follows:


($ in millions)                      1998           1997         1996
Direct Controllable                $ 87.7         $ 89.1       $ 87.5
Indirect                             40.5           51.1         36.7
Energy Related                       47.9           52.7         55.7
             Total O&M             $176.1         $192.9       $179.9



Direct Controllable expenses of our Core Electric and Corporate Business units represent 49.8% of total 1998 O&M expenses and include expense items such as salaries, fringe benefits, insurance and maintenance. In 1998, direct expenses decreased approximately $1.4 million compared to 1997. This change is primarily the result of increased expenses in 1997 related to an April 1997 storm which struck Eastern Edison's service territory.

Indirect expenses include items over which we have limited short-term control. Indirects include such expense items as O&M expenses related to Montaup Electric Company's (Montaup) joint ownership interests in generating facilities such as Seabrook I and Millstone 3 (see Note H of Notes to Consolidated Financial Statements for other jointly-owned units), power contracts where transmission rental fees are fixed and C&LM expenses that are fully recovered in revenues.

Indirect expenses decreased by approximately $10.6 million in 1998. Jointly owned units expenses decreased approximately $9.4 million in 1998, due largely to the return to service of Millstone 3 in July of 1998 and decreased expenses of Canal Unit 2 and Seabrook I. In addition, charges from other utilities decreased approximately $1.9 million and Other Post-Retirement Benefits and Pension expenses decreased approximately $1.4 million collectively in 1998. These decreases were offset by increased C&LM expense of approximately $2.2 million. Indirect expenses increased by approximately $14.4 million in 1997. This change was primarily due to increased jointly owned unit expenses of approximately $9.0 million, of which approximately $5.0 million was related to the Millstone 3 outage and the remainder was due to increased expenses related to the scheduled maintenance outages at the Canal and Seabrook I units. Also impacting the 1997 change were increased C&LM expenses of approximately $3.3 million, approximately $1.2 million of transmission expenses related to new transmission tariffs implemented by FERC in 1997 to accommodate utility industry restructuring, and increased pension related expenses of approximately $700,000.

The Energy Related component relates to O&M expenses of our Energy Related Business unit where changes are tied to changes in business activity. EUA Cogenex continues to be the most active of our Energy Related businesses and incurred 82% of the total O&M expenses of this business unit in 1998. Expenses of the Energy Related Business Unit decreased by approximately $5.2 million in 1998. Expenses of EUA Cogenex decreased approximately $10.3 million in 1998, due primarily to decreased expenses of Cogenex West, Cogenex Canada, Citizens and the Cogenex Partnerships of $9.9 million in aggregate, largely the result of decreased operating activity in 1998. In addition, EUA Cogenex expenses reflect the impact of the sale of RENOVA operations to EUA Energy Investment in May 1998 and ongoing cost control efforts at the Cogenex division which were offset by increased operating expenses at EUA Day in connection with its development of Day Matrix, a division which provides energy metering and control systems. EUA Energy Investment expenses increased by $4.9 million in 1998 due primarily to the impact of the RENOVA sale. Energy Related expenses decreased by approximately $3.0 million in 1997. This decrease was due primarily to decreased employee levels and other ongoing cost control efforts of the EUA Cogenex Division of approximately $2.2 million, decreased expenses of RENOVA of approximately $1.6 million, resulting from decreased operating activity, offset by increased expenses of Cogenex-West of approximately $300,000 as a result of increased marketing activity.

Voluntary Retirement Incentives: In June 1997, an early retirement offer was accepted by a group of nine employees who were eligible for but not offered a Voluntary Retirement Incentive offer completed in 1995. The pre-tax cost of the 1997 offer, recorded in that year's second quarter, was approximately $1.4 million.

Depreciation and Amortization: Depreciation and Amortization expense increased by approximately $4.1 million or 8.8% in 1998 as compared to 1997. This increase is due largely to increased depreciation at EUA Cogenex directly related to an increase in number of projects placed in service, and amortization of certain regulatory assets at the Core Electric Business pursuant to restructuring settlement agreements. Depreciation and Amortization expense increased by approximately $1.5 million in 1997, due primarily to higher depreciable plant balances at our Core Electric companies and a $500,000 increase in EUA Cogenex depreciation.

Income Taxes: EUA files a consolidated federal income tax return for the EUA System. The composite federal and state effective income tax rate for 1998 was 34.5% versus 35.8% in 1997. The effects of accelerated reversal of timing differences pursuant to restructuring settlement agreements were offset in 1998 by the previously discussed tax audit adjustments and the reversal of unamortized investment tax credits related to Canal 2 at the time of its sale, which occurred on December 30, 1998.

Other Income (Deductions) - Net: Other Income and (Deductions) - Net decreased by approximately $6.0 million, or 55.0% in 1998 as compared to 1997. This decrease is due largely to the absence of the impacts of the 1997 power marketing joint venture termination and the 1997 favorable resolution of a Massachusetts corporate income tax dispute. Also contributing to the 1998 decrease were non-operating expenses of $2.5 million related to Montaup's divestiture efforts and approximately $800,000 of expenses related to opposition of a 1998 Massachusetts referendum to repeal deregulation legislation. Other Income and (Deductions) - Net increased approximately $5.9 million in 1997. This was primarily due to the net positive impact of the power marketing joint venture termination in 1997, increased interest income related to the favorable resolution of a Massachusetts corporate income tax dispute in 1997, and the impact of changes to the EUA Cogenex pension and post-retirement welfare benefit plans offset by gains recorded in 1996 from the sale of Seabrook II equipment jointly owned by Montaup.

Interest Charges: Net Interest charges decreased by approximately $2.0 million or 5.0% in 1998 compared to 1997. Interest on long term debt decreased as a result of normal cash sinking fund payments and the maturities of Eastern Edison's $20 million, 5 7/8% First Mortgage Bonds in May 1998 and $40 million, 5 3/4% First Mortgage Bonds in July 1998. This decrease was partially offset by interest expense on increased short term borrowings, which were used to finance Eastern Edison's long-term debt maturities. Net interest charges for 1997 were relatively unchanged from the 1996 level. Decreased long-term debt interest expense in 1997 resulting from normal cash sinking fund payments was offset by higher interest expense related to increased short-term debt and decreased capitalized interest by EUA Cogenex.

FINANCIAL CONDITION AND LIQUIDITY - The EUA System's need for permanent capital is primarily related to investments in facilities required to meet the needs of its existing and future customers.

Core Electric Business: For 1998, 1997 and 1996, Core Electric Business cash construction expenditures were $22.9 million, $21.9 million and $33.3 million, respectively.

Internally generated funds available after the payment of dividends supplied approximately 250%, 133%, and 118% of these cash construction requirements in 1998, 1997 and 1996, respectively. Various laws, regulations and contract provisions limit the use of EUA's internally generated funds such that the funds generated by one subsidiary are not generally available to fund the operations of another subsidiary.

Cash construction expenditures of the Core Electric Business for 1999, 2000 and 2001 are estimated to be approximately $33.4 million, $32.5 million and $33.3 million, respectively, and are expected to be financed with internally generated funds.

In addition to construction expenditures, projected requirements for scheduled cash sinking fund payments and mandatory redemption of securities of the Core Electric Business for 1999 through 2003 are $11.6 million, $2.3 million, $4.1 million, $38.4 million and $51.4 million, respectively, none of which relates to Blackstone's or Newport's variable rate bonds.

Energy Related Business: Capital expenditures of our Energy Related Business amounted to $26.8 million, $51.9 million and $28.1 million, in 1998, 1997 and 1996, respectively. Internally generated funds supplied 143%, 88%, and 72% of cash capital requirements in 1998, 1997, and 1996, respectively. Estimated capital expenditures of the Energy Related Business are $52.7 million, $55.9 million, and $61.3 million in 1999, 2000 and 2001, respectively. Internally generated funds are expected to supply approximately 100% of 1999 estimated capital requirements.

In addition to capital expenditures and energy related investments, projected requirements for scheduled cash sinking fund payments and mandatory redemption of securities of the Energy Related Business are $9.2 million in 1999, $59.2 million in 2000, $9.2 million in 2001, $6.0 million in 2002 and $6.0 million in 2003.

Corporate: Construction activity of the Corporate Business unit is minimal. Projected requirements for scheduled cash sinking fund payments for the corporate operations for each of the five years following 1998 are $1.1 million.

Short-Term Lines of Credit: In July 1997, several EUA System companies entered into a three-year revolving credit agreement allowing for borrowings in aggregate of up to $145 million from all sources of short-term credit. As of December 31, 1998, various financial institutions have committed up to $75 million under the revolving credit facility. In addition to the $75 million available under the revolving credit facility, EUA System companies maintain short-term lines of credit with various banks totaling $90 million, for an aggregate amount available of $165 million.

Year-End Short-Term Debt outstanding by business unit:

($ in thousands)                   1998          1997
Core Electric Business           $ 2,220       $ 7,075
Energy Related Business           19,354        44,609
Corporate                         42,000         9,800
            Total                $63,574       $61,484

"Picture with Caption: "How has EUA delivered value to its shareholders during this time of industry restructuring? Our continued commitment to cost control, divesting our generation portfolio and successful management of the challenges of electric utility restructuring are but a few of the reasons we have been able to maintain a strong financial position in a time of significant change.
A strong financial position, coupled with an above average dividend yield, have delivered increased shareholder value. In fact, EUA shares have returned 89 percent since January 1997, far outpacing the 46 percent returned by the Standard & Poor's Electric Utility Index over the same two year period. Our solid financial performance was a major attraction to New England Electric System, helping us gain a fair price for your shares."


During 1998, Eastern Edison used available funds and short-term borrowings to fund $60 million of long-term debt maturities. On December 30, 1998, Montaup received $75.9 million of proceeds from the sale of its 50% ownership share of the Canal 2 generating Station to Southern Energy. Those funds were used to redeem $55 million of debenture bonds and pay a special dividend to Montaup's parent company, Eastern Edison. Eastern Edison used these proceeds to repay its outstanding short-term debt and make short-term investments of $25.6 million. EUA expects to repay the outstanding balances of short-term indebtedness with internally generated funds.

Interest Rate Risk: EUA is exposed to interest rate risk primarily related to Blackstone's and Newport's variable rate bonds. Refer to the Consolidated Statements of Indebtedness for a listing of EUA's long-term fixed and variable rate debt.

Energy Related Businesses - Net Earnings and Earnings Per Share contributions of EUA's Energy Related Businesses for 1998 and 1997 were as follows:

                                          1998                               1997

                                 Net Earnings      Earnings      Net Earnings      Earnings
                                   (Loss)           (Loss)          (Loss)          (Loss)
                                  (000's)          Per Share       (000's)         Per Share

EUA Cogenex                       $  763           $ 0.04         $  202          $ 0.01
EUA Ocean State                    4,066             0.20          3,967            0.19
EUA Energy Investment             (5,287)           (0.26)        (3,741)          (0.18)
EUA Energy Services                 (228)           (0.01)          (354)          (0.02)
EUA Telecommunications              (106)           (0.01)           (25)          (0.00)
  From Operations                   (792)           (0.04)            49            0.00
Cogenex Settlement                (2,062)           (0.10)
  Total Energy Related Business  $(2,854)          $(0.14)          $ 49          $ 0.00

EUA Cogenex: EUA Cogenex provides energy efficiency products and energy management services throughout North America. EUA Cogenex's net earnings increased approximately $600,000 in 1998 due largely to the transfer of RENOVA operations to EUA Energy Investment Corporation effective May 1, 1998 and to decreased interest expense.

EUA Ocean State: EUA Ocean State owns 29.9% of each of the partnerships which developed and operate Units I and II of OSP, twin 250-megawatt (mw) gas-fired generating units in northern Rhode Island. Both units have provided a premium return since their respective in-service dates of December 31, 1990, and October 1, 1991. The slight increase in EUA Ocean State earnings contribution was due primarily to increased availability bonuses in 1998.

EUA Energy Investment: EUA Energy Investment was organized to seek out investments in energy related businesses. The change in EUA Energy Investment earnings contribution was due to the sale of RENOVA operations to EUA Energy Investment in 1998. Also impacting this change were increased losses at EUA Transcapacity and EUA BIOTEN in 1998 compared to 1997. EUA BIOTEN is currently in negotiations with a third party investor for the restructuring of BIOTEN Partnership into a corporation. EUA BIOTEN intends to transfer its total partnership investment of $13.5 million at December 31, 1998, into a non-voting preferred equity ownership interest in a newly-formed corporation. Effective March 1, 1999, EUA BIOTEN will no longer have any funding obligations to the BIOTEN partnership or the restructured entity. EUA Energy Investment is continuing in its efforts to negotiate strategic alliances or sales of its other energy related investments, including EUA Transcapacity and RENOVA. EUA can not predict the outcome of these negotiations.

EUA Energy Services: The change in earnings of EUA Energy Services is due to reduced operating costs since the power marketing joint venture with an affiliate of Duke Energy Corporation was terminated in 1997.

EUA Telecommunications:  The slight change in earnings of EUA
Telecommunications is due to increased expenses since the company was established in mid-1997.

Electric Utility Industry Restructuring - Legislation enacted in Rhode Island in 1996 and Massachusetts in 1997 along with approved electric utility industry restructuring settlement agreements in both states and at the federal level, granted EUA's Rhode Island and Massachusetts electric customers with choice of electricity supplier and rate reductions commencing January 1, 1998 and March 1, 1998, respectively. Until a customer chooses an alternative supplier, that customer will receive standard offer service from the retail distribution company. Blackstone and Newport are required to arrange for standard offer service through December 31, 2009 and Eastern Edison must arrange for this service through February 28, 2005. Under the approved settlement agreements, Montaup had guaranteed standard offer supply at a fixed price schedule for the duration of the standard offer periods and Blackstone, Newport and Eastern Edison agreed to subject their standard offer requirements to a competitive bidding process in which competitive suppliers would bid against the guaranteed price. Through its successful divestiture process, combined with a competitive bidding process conducted in late 1998, Montaup has assigned 100% of its standard offer obligation to purchasers of its generating assets. The guaranteed standard offer price will increase over time to encourage customers to leave standard offer service and enter the competitive power supply market.

Provisions of the approved settlement agreements also allowed Montaup to replace its all-requirements wholesale contracts with its affiliated retail distribution companies with a contract termination charge (CTC) which permits Montaup to recover, among other things, its above market investments and commitments in generation assets. Montaup began billing the CTC coincident with retail access and the distribution companies are recovering the CTC through a non-bypassable transition charge to all of their distribution customers.

As part of the approved settlement agreements, Montaup agreed to divest its entire generation portfolio. The net proceeds of the sale, as defined in the settlement agreements, will be used to mitigate Montaup's CTC to its retail affiliates via a Residual Value Credit (RVC). The RVC will reduce the fixed component of the CTC by an amount equal to the net proceeds, with a return, over the period commencing on the date the RVC is implemented through December 31, 2009. Montaup has filed to implement the RVC effective April 1, 1999 and is awaiting approval.

Generation Divestiture - Montaup now has agreements to sell all of its non-nuclear power generation assets and its 2.9% ownership share of the Seabrook Nuclear Station and has agreements to transfer all of its remaining purchased power contracts with the exception of its purchase power commitment with the Vermont Yankee Nuclear Station.

On January 5, 1999, EUA announced that Montaup had agreed to transfer its remaining non-nuclear power purchase contracts, amounting to approximately 177 mw, to Constellation Power Source, Inc. In addition, Montaup has entered into agreements to sell: its 160-mw Somerset, Massachusetts electric generating station for approximately $55 million to NRG Energy, Inc.; its 2.6% (16 mw) share of the W. F. Wyman Unit 4 in Yarmouth, Maine to the Florida based FPL Group for approximately $2.4 million; and; its 2.9% share (34 mw) of the Seabrook Station nuclear power plant to the Great Bay Power Corporation, a subsidiary of BayCorp Holdings, Ltd. for $3.2 million. Montaup has also signed agreements for the transfer of power purchase contracts for approximately 170 mw between Montaup and Ocean State Power and for the buyout of its 11% (73 mw) power entitlement from the Pilgrim Nuclear Power Station in Plymouth, Massachusetts. All of the sale and contract transfer agreements are subject to federal and/or state regulatory approvals, including that of the Nuclear Regulatory Commission with respect to the Seabrook sale. Closing of the non-nuclear sale agreements are anticipated to take place in the first quarter of 1999. The Seabrook sale and Pilgrim buyout are expected to take place later in 1999.

Also, the sale of Montaup's 50% share (280 mw) of Unit 2 of the Canal generating station in Sandwich, Massachusetts to Southern Energy for $75 million, which was announced in May 1998, was completed on December 30, 1998, and the sale of two diesel-powered generating units (totaling approximately 16
mw) owned by Newport to Illinois-based Wabash Power Equipment Co. for $1.5 million closed on October 1, 1998.

Montaup's remaining generating capacity includes approximately 46 mw from its 4.0% joint ownership share of Millstone 3 nuclear unit and 12 mw from its 2.25% equity ownership of the Vermont Yankee nuclear facility.

Environmental Matters - EUA's Core Electric Business subsidiaries and other companies owning generating units from which power is obtained are subject, like other electric utilities, to environmental and land use regulations at the federal, state and local levels. The federal Environmental Protection Agency
(EPA), and certain state and local authorities, have jurisdiction over releases of pollutants, contaminants and hazardous substances into the environment and have broad authority to set rules and regulations in connection therewith, such as the Clean Air Act Amendments of 1990, which could require installation of pollution control devices and remedial actions. In 1994, EUA instituted an environmental audit program to ensure compliance with environmental laws and regulations and to identify and reduce liability with respect to those requirements.

Because of the nature of the EUA System's business, various by-products and substances are produced or handled which are classified as hazardous under the rules and regulations promulgated by such authorities. The EUA System typically provides for the disposal of such substances through licensed contractors, but statutory provisions generally impose potential joint and several responsibility on the generators of the wastes for clean-up costs. Subsidiaries of EUA have been notified with respect to a number of sites where they may be responsible for such costs, including sites where they may have joint and several liability with other responsible parties. It is the policy of the EUA System companies to notify liability insurers and to initiate claims. However, EUA is unable to predict whether liability, if any, will be assumed by, or can be enforced against, insurance carriers in these matters.
As of December 31, 1998, the EUA System had incurred costs of approximately $7.7 million in connection with these sites. These amounts have been financed primarily by internally generated cash. The EUA System is currently amortizing substantially all of its incurred costs over a five-year period consistent with prior regulatory recovery periods and is recovering certain of those costs in rates.

EUA estimates that additional costs of up to $2.5 million may be incurred at these sites through 1999 by its subsidiaries. Estimates beyond 1999 cannot be made since site studies, which are the basis of these estimates, have not been completed.

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

Nuclear Power Issues - Montaup has a 4.01% ownership interest in Millstone 3, an 1,154 mw nuclear unit that is jointly owned by a number of New England utilities, including subsidiaries of Northeast Utilities (Northeast). Subsidiaries of Northeast are the lead participants in Millstone 3. On March 30, 1996, it was necessary to shut down the unit following an engineering evaluation which determined that four safety-related valves would not be able to perform their design function during certain postulated events.

"Picture with Caption: "How is your workforce evolving to meet the demands of the deregulated market? Through education, training, incentives, and a variety of analytical tools, our workforce is more innovative, responsive and cost effective. Our employees are motivated to exceed customer expectations, as evidenced by our surveys that show us at the top of the customer favorability scale in the region. In addition, our call center statistics rank us among the best in New England for speed and efficiency. Satisfying customers is the ultimate goal of the new energy game, and our workforce plays to win.""

In October 1996, the NRC, which had raised numerous issues with respect to Millstone 3 and certain of the other nuclear units in which Northeast and its subsidiaries, either individually or collectively, have the largest ownership shares, informed Northeast that it was establishing a Special Projects Office to oversee inspection and licensing activities at Millstone. The Special Projects Office was responsible for (1) licensing and inspection activities at Northeast's Connecticut plants, (2) oversight of an Independent Corrective Action Verification Program (ICAVP), (3) oversight of Northeast's corrective actions related to safety issues involving employee concerns, and (4) inspections necessary to implement NRC oversight of the plant's restart activities. Also, the NRC directed Northeast to submit a plan for disposition of safety issues raised by employees and retain an independent third-party to oversee implementation of this plan.

On April 8, 1998, Northeast announced that Millstone 3 was ready for NRC inspection, indicating that virtually all of the restart-required physical work had been completed. On June 29, 1998, the NRC authorized Northeast to begin restart activities of Millstone 3. The authorization was given after the NRC staff verified that several final technical and programmatic issues were resolved. Millstone 3 was restarted during the first week of July, and returned to full power operation on July 14, 1998. The NRC will continue to closely monitor Millstone 3's performance.

In August 1997, nine non-operating owners, including Montaup, who together own approximately 19.5% of Millstone 3, filed a demand for arbitration against Connecticut Light and Power (CL&P) and Western Massachusetts Electric Company (WMECO) as well as lawsuits against Northeast and its Trustees. CL&P and WMECO, owners of approximately 65% of Millstone 3, are Northeast subsidiaries that agreed to be responsible for the proper operation of the unit.

The non-operating owners of Millstone 3 claim that Northeast and its subsidiaries failed to comply with NRC regulations, failed to operate the facility in accordance with good utility operating practice and attempted to conceal their activities from the non-operating owners and the NRC. The arbitration and lawsuits seek to recover costs associated with replacement power and operation and maintenance (O&M) costs resulting from the shutdown of Millstone 3. The non-operating owners conservatively estimate that their losses exceed $200 million. Montaup's share of this estimate is approximately $8.0 million. In December 1997, Northeast filed a motion to dismiss the non-operating owners' claims, or alternatively to stay the pending arbitration until after the resolution of the arbitration case. These requests were denied in July 1998.

Montaup paid its share of Millstone 3's O&M expenses during the prolonged outage on a reservation of right basis. The fact that Montaup paid these expenses is not an admission of financial responsibility for expenses incurred during the outage.

EUA cannot predict the ultimate outcome of legal proceedings brought against CL&P, WMECO and Northeast or the impact they may have on Montaup and the EUA system.

Montaup has a 4.5% equity ownership in Connecticut Yankee, a nuclear generating facility in the process of decommissioning. Montaup's share of the total estimated costs for the permanent shutdown, decommissioning, and recovery of the investment in Connecticut Yankee is approximately $23.8 million and is included with Other Liabilities on the Consolidated Balance Sheet as of December 31, 1998. Also, due to anticipated recoverability, a regulatory asset has been recorded for the same amount and is included with Other Assets.

On August 31, 1998, a FERC law judge rejected Connecticut Yankee's plan to decommission the plant. The judge claimed that estimates of clean-up costs were flawed and certain restoration costs were not supported. The judge also said Connecticut Yankee could not pass on spent fuel storage costs to rate-payers. The judge recommended that Connecticut Yankee withdraw its decommissioning plan and submit a new plan which addresses the issues cited by him. FERC will review the judge's recommendations and issue a decision on this case in the coming months. If FERC concurs with the judge's recommendation, this may result in a write down of certain Connecticut Yankee plant investments. Montaup cannot predict the ultimate outcome of FERC's review .

On August 6, 1997, as the result of an economic evaluation, the Maine Yankee Board of Directors voted to permanently close that nuclear plant. Montaup has a 4.0% equity ownership in Maine Yankee. Montaup's share of the total estimated costs for the permanent shutdown, decommissioning, and recovery of the remaining investment in Maine Yankee is approximately $31.0 million and is included with Other Liabilities on the Consolidated Balance Sheet as of December 31, 1998. Also, due to recoverability, a regulatory asset has been recorded for the same amount and is included with Other Assets.

On November 6, 1997, Maine Yankee submitted an estimate of its costs, including recovery of unamortized plant investment (including fuel), to FERC reflecting the fact that the plant was no longer operating and had entered the decommissioning phase. On January 14, 1998, the FERC accepted the new rates, subject to refund, and amounts of Maine Yankee's collections for decommissioning. FERC also granted intervention requests and ordered a public hearing on the prudency of Maine Yankee's decision to shut down the plant and on the reasonableness of the proposed rate amendments. On January 19, 1999, Maine Yankee and the active intervening parties, including the Secondary Purchasers, filed an Offer of Settlement with FERC which was supported by FERC trial staff on February 8, 1999. Upon commission approval, this agreement will constitute full settlement of issues raised in this proceeding.

Also, as a result of the August 1997 shutdown, Montaup and the other equity owners were notified by the Secondary Purchasers that they would no longer make payments for purchased power to Maine Yankee. The Secondary Purchase Contracts are between the equity owners as a group and 30 municipalities throughout New England. Presently, the equity owners are making payments to Maine Yankee to cover the payments that would be made by the municipals. Prior to shutdown, the municipals had been assigned 0.41% of Montaup's 4.0% share and Montaup had retained a 3.59% share.

On November 28, 1997, the Secondary Purchasers sent a Notice of Initiation of Arbitration to the equity owners of Maine Yankee. On December 15, 1997, the equity owners as a group filed at FERC a Complaint and Petition for Investigation, Contract Modification, and Declaratory Order. On April 7, 1998, a Maine judge denied the Secondary Purchasers' motion to compel arbitration and indicated the jurisdictional question should be first decided by FERC. On April 15, 1998, the Secondary Purchasers notified FERC of the judge's decision and asked for expedited action on the pending complaint against them for non-payment. A separately negotiated Settlement Agreement filed with FERC on February 5, 1999, upon approval, would resolve issues raised by the Secondary Purchasers by limiting the amount they will pay for decommissioning and settling other points of contention.

Management does not believe that these settlements, if approved, will have a material effect on EUA's future operating results or financial position.

On August 4, 1998, the Maine Yankee Board of Directors selected Stone & Webster Engineering Corporation to execute a $250 million contract for the decommissioning and decontamination of Maine Yankee. The decommissioning plan includes an option for Stone & Webster to repower the Maine Yankee site with a gas-fired plant.

Recent actions by the NRC, some of which are cited above, indicate that the NRC has become more critical and active in its oversight of nuclear power plants. EUA is unable to predict at this time what, if any, ramifications these NRC actions will have on any of the other nuclear power plants in which Montaup has an ownership interest or power contract.

Montaup is recovering through rates its share of estimated decommissioning costs for the Millstone 3 and Seabrook I nuclear generating units. Montaup's share of the currently allowed estimated total costs to decommission Millstone 3 is approximately $22.4 million in 1998 dollars and Seabrook I is approximately $14.4 million in 1998 dollars. These figures are based on studies performed for the lead owners of the units. Montaup also pays into decommissioning reserves, pursuant to contractual arrangements, at other nuclear generating facilities in which it has an equity ownership interest or life-of-unit entitlement. Such expenses are currently recovered through rates.

In early 1998, Yankee Atomic, Maine Yankee and Connecticut Yankee, individually, as well as a number of other utilities, filed suit in federal appeals court seeking a court order to require the Department of Energy (DOE) to immediately establish a program for the disposal of spent nuclear fuel. Under the Nuclear Waste Policy Act of 1992, the DOE was to provide for the disposal of radioactive wastes and spent nuclear fuel starting in 1998 and has collected funds from owners of nuclear facilities to do so. On February 19, 1998, Maine Yankee also filed a petition in the U.S. Court of Appeals seeking to compel the Department of Energy to remove and dispose of the spent fuel at the Maine Yankee site. Under their Standard Contract, the DOE had a deadline for beginning the removal process at all nuclear plants on January 31, 1998, which was not met. On May 5, 1998, the Court of Appeals denied several motions brought in the proceeding, including several motions for injunctive relief brought by the utility petitioners. In particular, the Court denied the requests to require the DOE to immediately establish a program for the disposal of spent nuclear fuel.

Also, Yankee Atomic, Connecticut Yankee, and Maine Yankee filed lawsuits against the DOE in the U.S. Court of Federal Claims seeking damages of $70 million, $90 million and $128 million, respectively, as a result of the DOE's refusal to accept the spent nuclear fuel.

In late October and early November 1998, the U.S. Court of Federal Claims issued rulings with respect to Yankee Atomic, Maine Yankee, and Connecticut Yankee finding that the DOE was financially responsible for failing to accept spent nuclear fuel. These rulings clear the way for Yankee Atomic, Connecticut Yankee and Maine Yankee to pursue at trial their individual damage claims. Management cannot predict at this time the ultimate outcome of these actions.

The Year 2000 Issue - EUA's Year 2000 Program (the Program) is proceeding on schedule. The Program is addressing the potential impact on computer systems and embedded systems and components resulting from a common software program code convention that utilizes two digits instead of four to represent a year. If not addressed, the year 2000 may be systemically recognized as the year 1900, which could cause system or equipment failures or malfunctions, and ultimately result in disruptions to Company operations.

EUA's State of Readiness: To address potential Year 2000 issues, EUA has divided the focus of its Year 2000 Program into three major categories of business activity: the generation and delivery of electricity to customers, the acquisition of goods and services (including purchased power), and ongoing general and administrative activities relating to the corporate infrastructure and support functions, which includes among other things, billings and collections.

EUA has adopted a four phase approach in addressing information technology (IT) issues. As of January 31, 1999, each phase was at the following percentage of completion: analysis - 100%; remediation - 79%; unit testing - 78%; and integrated testing - 11%. EUA is on schedule to achieve Year 2000 readiness for 100% of mission critical projects by June 30, 1999. For non-IT projects, approximately 90% are either Year 2000 ready or not affected by the Year 2000. The remaining items are in the process of being remediated and tested and are scheduled to be Year 2000 ready by June 30, 1999.

EUA has an ongoing process to identify and assess the Year 2000 readiness of
third parties with which it has a material relationship.   Where necessary,
contingency plans will be developed. This process is on schedule to be completed by June 30, 1999.

"Picture with Caption: "What should customers expect in the deregulated energy world? Our job is to focus on the primary customer concerns - service reliability and customer satisfaction. Customers should expect nothing less than the same commitment to value and world-class customer service they have received in the past. We'll be there to fix the poles and wires after a serious storm, help homes and businesses save energy through our conservation programs and we will continue to offer bill payment assistance to those who need help at times. The environment we operate in may have changed, but our basic mission of customer satisfaction remains the same.""

Costs to Address EUA's Year 2000 Issues: Through December 31, 1998, EUA has incurred costs of approximately $3.0 million to address Year 2000 issues, including approximately $1.5 million of non-incremental labor, $1.2 million of capital expenditures and $300,000 of consulting and other costs. EUA estimates it will incur additional costs approximating $7.0 million during the period January 1, 1999 through March 31, 2000, to complete its resolution of Year 2000 issues including approximately $5. 5 million of non-incremental labor, $500,000 of capital expenditures and $1.0 million of consulting and other costs. Because 70% of the total estimated costs associated with the Year 2000 issue relate to non-incremental internal labor, management continues to believe that the Year 2000 will not present a material incremental impact to future operating results or financial condition.

Risks of EUA's Year 2000 Issues: EUA's first priority continues to be the minimization of any potential disruptions to electric service as a result of the Year 2000. The provision of electric service depends in large part on the viability of the New England power grid which is managed by ISO/NEPOOL. EUA is actively participating on ISO/NEPOOL's Year 2000 operating and oversight committees. EUA's assessment of its own transmission and distribution equipment and facilities indicated that the risk of failure of this equipment does not appear to be significant. However, due to the interconnectivity of the New England power grid, and the reliance on many other entities also connected to the grid, it is not possible to conclude with certainty that there will be no significant interruptions in service.

In addition, dependable voice and data telecommunications are critical to EUA's ongoing operations. EUA's internal telecommunication systems are either Year 2000 ready now, or on schedule to become Year 2000 ready by June 30, 1999. EUA also relies heavily on external telecommunication systems, i.e., the local and regional telephone systems, and has identified these providers as critical vendors. EUA has made direct contact with representatives of the telephone companies on which EUA depends, each of which anticipates being Year 2000 ready and devoid of major system failures.

No other significant reasonably likely failure scenarios stemming solely from Year 2000 related problems have been identified thus far. Accordingly, EUA does not currently believe that any Year 2000 related risks in and of themselves constitute reasonably likely worst case scenarios. Rather, EUA's most reasonably likely Year 2000 related worst case scenario would be the occurrence of isolated year 2000 failures such as described above in conjunction with a severe winter storm. However, EUA believes that such year 2000 failures would not likely affect whether the storm event would have a material impact on EUA's business or financial condition.


Year 2000 Contingency Plans: Contingency planning teams consisting of managers and employees experienced in system reliability, disaster recovery and risk have been established and are responsible for developing contingency plans.
The overall strategy will be to identify Year 2000 risks, both internal and external to EUA, that could have a material impact on EUA's operations or financial well being. Preliminary plans are expected by the end of the first quarter of 1999. Final plans are scheduled to be in place and ready to implement, if necessary, by June 30, 1999.

Summary: The amount of effort and resources necessary to address Year 2000 issues and make EUA Year 2000 ready is significant. There are dedicated teams in place to ensure EUA's transition into the next century occurs with minimal disruption. EUA's Year 2000 program is on schedule and in accordance with timetables and progress points published by the North American Electric Reliability Council. In addition, EUA is utilizing outside technical consultants and other experts to help ensure EUA's Year 2000 program remains on schedule and effective. Management believes EUA's Year 2000 project is well managed and has the appropriate resources and plans in place to ensure the Company is positioned for a successful transition to the Year 2000.

The foregoing constitutes a Year 2000 Statement and Readiness Disclosure subject to the protections afforded it as such by the federal Year 2000 Information and Readiness Disclosure Act of 1998.

New Accounting Standards - In March 1998, The Accounting Standards Executive Committee of the American Institute of Certified Public Accountants (AICPA) issued Statement of Position 98-1, Accounting For the Costs of Computer Software Developed or Obtained for Internal Use (SOP 98-1), effective in 1999. SOP 98-1 provides specific guidance on whether to capitalize or expense costs within its scope. The Company does not expect SOP 98-1 to have a material impact on its financial position or results of operations.

In April 1998, the AICPA issued SOP 98-5, "Reporting on the Costs of Start-Up Activities." EUA is required to adopt the SOP for 1999. SOP 98-5 defines start-up activities as one-time activities an entity undertakes when it opens a new facility, introduces a new product line or service, conducts business in a new territory or with a new class of customer or beneficiary, initiates a new process in an existing facility or commences some new operation. The statement covers the accounting for organization costs and decrees that any such costs should be expensed as incurred in the same manner as the other start-up costs. The statement requires entities to expense previously capitalized costs in the year of adopting SOP 98-5. Although EUA can not currently quantify the impact of adoption as of January 1, 1999, Management estimates the application of SOP 98-5 will not have a material impact on the financial statements.

In June 1998, the Financial Accounting Standards Board issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," which is effective in 2000. This statement requires the recognition of all derivative instruments as either assets or liabilities in the statement of financial position and the measurement of those instruments at fair value. The Company is currently evaluating the impact SFAS 133 will have on its financial position or results of operations.

Other - A pending class action, filed on March 2, 1998, in the Massachusetts Supreme Judicial Court naming all Massachusetts electric distribution companies, including Eastern Edison, and certain Massachusetts state agencies as defendants, seeks to invalidate certain sections of the Electric Utility Restructuring Act of 1997. The Act directs the Massachusetts Department of Telecommunications and Energy to impose mandatory charges on all electricity sold to customers, except those served by a municipal lighting plant, to fund energy efficiency activities and to promote renewable energy projects. In addition to declaratory judgment, plaintiffs seek remittance of monies paid to each distribution company by customers along with any interest earned. The outcome of this class action is unknown at this time however, Eastern Edison is vigorously defending the lawsuit.

EUA occasionally makes forward-looking projections of expected future performance or statements of our plans and objectives. These forward-looking statements may be contained in filings with the SEC, press releases and oral statements. This report contains information about the Company's future business prospects including, without limitation, statements about the potential impact of Year 2000 issues on the Company's financial condition or results. These statements are considered "forward-looking" within the meaning of the Private Securities Litigation Reform Act. These statements are based on the Company's current plans and expectations and involve risks and uncertainties that could cause actual future activities and results of oper-ations to be materially different from those set forth in the forward-looking statements. The Company expressly undertakes no duty to update any forward-looking statement.


"Management's Discussion and Analysis of Financial Condition and Review of Operations" provides a summary of information regarding the Company's financial condition and results of operation and should be read in conjunction with the "Consolidated Financial Statements" and "Notes to Consolidated Financial Statements" to arrive at a more complete understanding of such matters.

Financial Table of Contents

Consolidated Statements of Income                               26
Consolidated Statements of Cash Flows                           27
Consolidated Balance Sheets                                     28
Consolidated Statements of Retained Earnings                    29
Consolidated Statements of Equity Capital and Preferred Stock   29
Consolidated Statements of Indebtedness                         30
Notes to Consolidated Financial Statements                      31
Report of Independent Accountants                               40
Report of Management                                            40
Quarterly Financial and Common Share Information                41
Consolidated Operating and Financial Statistics                 42
Shareholder Information                                         44
Trustees and Officers.                           Inside Back Cover

Consolidated Statements of Income

($ in thousands except Common Shares and per Share Amounts)


Years Ended December 31,                    1998            1997             1996

OPERATING REVENUES                      $538,801        $568,513         $527,068
OPERATING EXPENSES:
   Fuel                                   99,781         110,724           92,166
   Purchased Power-Demand                108,936         119,485          118,830
   Other Operations                      155,943         162,464          154,831
   Voluntary Retirement Incentives                         1,416
   Maintenance                            20,143          30,432           25,047
   Depreciation and Amortization          51,079          46,941           45,478
   Taxes - Other Than Income              23,323          24,021           23,933
   Income Taxes                           17,957          14,223           10,942
     Total Operating Expenses            477,162         509,706          471,227
   Operating Income                       61,639          58,807           55,841
   Equity in Earnings of Jointly
     Owned Companies                       9,524           9,466           10,698
   Allowance for Other Funds Used
     During Construction                     173             162              452
   Loss on Disposal of Cogeneration
     Operations                           (3,172)
   Income Tax Impact of Loss on
     Disposal of Cogeneration Operations   1,110
   Other Income - Net                      4,940          10,986            5,054
     Income Before Interest Charges       74,214          79,421           72,045

INTEREST CHARGES:
   Interest on Long-Term Debt             28,288          32,198           34,035
   Amortization of Debt Expense
     and Premium - Net                     1,813           2,548            2,620
   Other Interest Expense                  7,745           5,245            4,199
   Allowance for Borrowed Funds Used
      During Construction (Credit)          (647)           (835)          (1,735)
   Net Interest Charges                   37,199          39,156           39,119
Net Income                                37,015          40,265           32,926
Preferred Dividends of Subsidiaries        2,305           2,305            2,312
Consolidated Net Earnings                $34,710         $37,960          $30,614
Average Common Shares Outstanding     20,435,997      20,435,997       20,436,217
Consolidated Basic and Diluted
   Earnings per Share                      $1.70           $1.86            $1.50
Dividends Paid per Share                   $1.66           $1.66           $1.645

The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Cash Flows


Years Ended December 31,
($ in thousands)                          1998            1997             1996

CASH FLOW FROM OPERATING ACTIVITIES:

Net Income                               $37,015         $40,265          $32,926
Adjustments to Reconcile Net Income
  to Net Cash Provided from
  Operating Activities:
    Depreciation and Amortization         56,308          51,615           50,690
    Amortization of Nuclear Fuel           1,265           1,067            1,676
    Deferred Taxes                       (17,854)         (6,317)          11,610
    Non-cash Expenses/(Gains) on
      Sales of Investments in
      Energy Savings Projects             10,002          15,993            8,262
    Investment Tax Credit, Net            (3,081)         (1,201)          (1,207)
    Allowance for Other Funds Used
      During Construction                   (173)           (162)            (452)
    Collections and Sales of Project
      Notes and Leases Receivable         17,261          19,148            7,776
    Other -  Net                          (1,514)         (5,726)           6,373

Changes in Operating Assets and Liabilities:
    Accounts Receivable                   (2,621)         (2,494)          (5,777)
    Materials and Supplies                (2,232)          2,929            2,385
    Accounts Payable                      (6,018)          1,225           (1,958)
    Taxes Accrued                         11,145              59           (1,539)
    Other - Net                           (2,563)           (664)           4,930
       Net Cash Provided from
       Operating Activities               96,940         115,737          115,695

CASH FLOW FROM INVESTING ACTIVITIES:
    Construction Expenditures            (51,201)        (76,118)         (62,730)
    Proceeds from Divestiture of
       Generation Assets                  76,873
    Collections on Notes and Lease
       Receivables of EUA Cogenex         11,558          10,076            3,665
    Other Investments                     (2,071)            312           (3,889)
       Net Cash Provided from
       (Used in) Investing Activities     35,159         (65,730)         (62,954)

CASH FLOW FROM FINANCING ACTIVITIES
Redemptions:
    Long-Term Debt                       (73,122)        (28,617)         (20,617)
    Preferred Stock                          -                                (90)
Premium on Reacquisition and
    Financing Expenses                       -                                (15)
EUA Common Share Dividends Paid          (33,924)        (33,924)         (33,618)
Subsidiary Preferred Dividends Paid       (2,305)         (2,305)          (2,314)
Net Increase in Short-Term Debt            2,090           9,636           12,308
       Net Cash (Used in)
       Financing Activities             (107,261)        (55,210)         (44,346)

NET INCREASE (DECREASE) IN CASH AND
        TEMPORARY CASH INVESTMENTS:       24,838          (5,203)           8,395
Cash and Temporary Cash Investments at
        Beginning of Year                  7,252          12,455            4,060
Cash and Temporary Cash Investments at
        End of Year                      $32,090          $7,252          $12,455
Cash Paid during the year for:
        Interest (Net of Amounts
          Capitalized)                   $37,087         $40,172          $40,658
        Income Taxes                     $25,976         $28,921          $11,530
Conversion of Investments in Energy
  Savings Projects to Notes and
  Leases Receivable                       $4,529          $5,404           $7,779

The accompanying notes are an integral part of the financial statements.

Consolidated Balance Sheets


Years Ended December 31, ($ in thousands)            1998            1997

ASSETS

Utility Plant and Other Investments:
  Utility Plant in Service                     $1,000,243      $1,079,361
    Less Accumulated Provisions for
    Depreciation and Amortization                 353,780         376,722
        Net Utility Plant in Service              646,463         702,639
    Construction Work in Progress                   5,151           5,538
    Net Utility Plant                             651,614         708,177
    Non-utility Property - Net                     55,274          71,516
    Investments in Jointly Owned Companies         69,485          69,749
    Other                                          55,320          62,834
        Total Utility Plant and Other
        Investments                               831,693         912,276
Current Assets:
    Cash and Temporary Cash Investments             32,090          7,252
    Accounts Receivable:
        Customers, Net                              55,286         64,214
        Accrued Unbilled Revenues                   10,655         14,103
        Other                                       29,326         14,329
    Notes Receivable                                27,078         27,693
    Materials and Supplies (at average cost):
        Fuel                                         6,024          4,304
        Plant Materials and Operating Supplies       7,410          6,897
    Other Current Assets                             8,448          7,177
        Total Current Assets                       176,317        145,969
    Other Assets                                   294,628        212,507
Total Assets                                    $1,302,638     $1,270,752

LIABILITIES AND CAPITALIZATION
Capitalization:
    Common Equity                                 $373,674       $373,467
    Non-Redeemable Preferred Stock of
        Subsidiaries - Net                           6,900          6,900
    Redeemable Preferred Stock of
        Subsidiaries - Net                          27,995         27,612
    Long-Term Debt - Net                           310,346        332,802
        Total Capitalization                       718,915        740,781

Current Liabilities:
    Short-Term Debt                                 63,574         61,484
    Long-Term Debt Due Within One Year              21,911         72,518
    Accounts Payable                                29,018         35,036
    Taxes Accrued                                   14,208          3,063
    Interest Accrued                                 6,997          8,624
    Other Current Liabilities                       34,908         33,327
        Total Current Liabilities                  170,616        214,052
Other Liabilities                                  271,078        152,526
Accumulated Deferred Taxes                         142,029        163,393
Commitments and Contingencies (Note J)
Total Liabilities and Capitalization            $1,302,638     $1,270,752

The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Retained Earnings


Years Ended December 31, ($ in thousands)         1998           1997         1996

Retained Earnings - Beginning of Year          $56,062        $52,404      $56,228
Consolidated Net Earnings                       34,710         37,960       30,614
   Total                                        90,772         90,364       86,842
Dividends Paid - EUA Common Shares              33,924         33,924       33,618
Other                                              382            378          820
Retained Earnings - Accumulated since
   June 1991 Accounting Reorganization         $56,466        $56,062      $52,404

Consolidated Statements of Equity Capital & Preferred Stock


Years Ended December 31, ($ in thousands)               1998            1997

EASTERN UTILITIES ASSOCIATES:

Common Shares:
  $5 par value 36,000,000 shares authorized,
  20,435,997 shares outstanding in 1998 and 1997    $102,180        $102,180
Other Paid-In Capital                                218,959         219,156
Common Share Expense                                  (3,931)         (3,931)
Retained Earnings - Accumulated since June 1991
  Accounting Reorganization                           56,466          56,062
         Total Common Equity                         373,674         373,467

CUMULATIVE PREFERRED STOCK OF SUBSIDIARIES:
Non-Redeemable Preferred:
    Blackstone Valley Electric Company:
       4.25% $100 par value 35,000 shares <F1>         3,500           3,500
       5.60% $100 par value 25,000 shares <F1>         2,500           2,500
       Premium                                           129             129
    Newport Electric Corporation:
       3.75% $100 par value 7,689 shares <F1>            769             769
       Premium                                             2               2
         Total Non-Redeemable Preferred Stock          6,900           6,900
Redeemable Preferred:
    Eastern Edison Company:
       65/8% $100 par value 300,000 shares <F2>       30,000          30,000
       Expense, Net of Premium                          (335)           (335)
       Preferred Stock Redemption Costs               (1,670)         (2,053)
         Total Redeemable Preferred Stock             27,995          27,612
         Total Preferred Stock of Subsidiaries       $34,895         $34,512

<F1>  Authorized and Outstanding.
<F2>  Authorized 400,000 shares.  300,000 shares outstanding at December 31, 1998.

The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Indebtedness


Years Ended December 31, ($ in thousands)               1998            1997

EUA Service Corporation:
    10.2% Secured Notes due 2008                      $6,200          $7,900
EUA Cogenex Corporation:
     7.0% Unsecured Notes due 2000                    50,000          50,000
     9.6% Unsecured Notes due 2001                     9,600          12,800
    10.56% Unsecured Notes due 2005                   24,500          28,000
EUA Ocean State Corporation:
     9.59% Unsecured Notes due 2011                   26,114          28,590
Blackstone Valley Electric Company:
   First Mortgage Bonds:
     9 1/2% due 2004 (Series B)                        9,000          10,500
    10.35% due 2010 (Series C)                        18,000          18,000
   Variable Rate Demand Bonds due 2014 <F1>            6,500           6,500
Eastern Edison Company
   First Mortgage and Collateral Trust Bonds:
     5 7/8% due 1998                                     -            20,000
     5 3/4% due 1998                                     -            40,000
     7.78 % Secured Medium Term Notes due 2002        35,000          35,000
     6 7/8% due 2003                                  40,000          40,000
     6.35% due 2003                                    8,000           8,000
     8.0% due 2023                                    40,000          40,000
   Pollution Control Revenue Bonds:
     5 7/8% due 2008                                  40,000          40,000
Newport Electric Corporation:
   First Mortgage Bonds:
     9.0% due 1999                                     1,386           1,386
     9.8% due 1999                                     8,000           8,000
     8.95% due 2001                                    1,950           2,600
   Small Business Administration Loan:
     6.5% due 2005                                       533             628
   Variable Rate Revenue Refunding
     Bonds due 2011 <F1>                                 7,925           7,925
Unamortized (Discount) - Net                            (451)           (509)
                                                     332,257         405,320
Less Portion Due Within One Year                      21,911          72,518
      Total Long-Term Debt - Net                    $310,346        $332,802

<F1>  Weighted average interest rate was 3.6% for 1998 and 3.7% for 1997.

The accompanying notes are an integral part of the financial statements.


Notes to Consolidated Financial Statements  December 31, 1998, 1997 and 1996

(A) Nature of Operations and Summary of Significant Accounting Policies:
General: Eastern Utilities Associates (EUA) is a public utility holding company headquartered in Boston, Massachusetts. Its subsidiaries are principally engaged in the generation, transmission, distribution and sale of electricity; energy related services such as energy management; and promoting the conservation and efficient use of energy. See "Generation Divestiture" below for a discussion of EUA's planned divestiture of generating capacity.

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

Jointly Owned Companies: Montaup Electric Company (Montaup) follows the equity method of accounting for its stock ownership investments in jointly owned companies including four regional nuclear generating companies. Montaup's investments in these nuclear generating companies range from 2.5% to 4.5%. Three of the four facilities, Yankee Atomic, Connecticut Yankee and Maine Yankee, have been permanently shut down and are in the process of decommissioning. Montaup's share of total estimated costs for the permanent shutdown, decommissioning and recovery of the investment in Yankee Atomic, Connecticut Yankee and Maine Yankee is $3.7 million, $23.8 million and $31.0 million, respectively. These amounts are included with Other Liabilities on the Consolidated Balance Sheet as of December 31, 1998. Also, due to anticipated recoverability, a regulatory asset has been recorded for the same amount and is included with Other Assets. Montaup is entitled to electricity produced from the remaining facility, Vermont Yankee, based on its ownership interest and is billed for its entitlement pursuant to a contractual agreement which is approved by the Federal Energy Regulatory Commission (FERC).

Montaup also has a stock ownership investment of 3.27% in each of two companies which own and operate certain transmission facilities between the Hydro Quebec electric system and New England.

EUA Ocean State Corporation (EUA Ocean State) follows the equity method of accounting for its 29.9% partnership interest in the Ocean State Power Project
(OSP). Also, EUA Energy Investment follows the equity method of accounting for its partnership interest in BIOTEN, G.P. and for its 20% stock ownership in Separation Technologies, Inc. EUA is attempting to restructure its partnership interest in the BIOTEN, G.P. to a preferred equity position. These ownership interests and Montaup's stock ownership investments are included in "Investments in Jointly Owned Companies" on the Consolidated Balance Sheet.

Plant and Depreciation: Utility plant is stated at original cost. The cost of additions to utility plant includes contracted work, direct labor and material, allocable overhead, allowance for funds used during construction and indirect charges for engineering and supervision. For financial statement purposes, depreciation is computed on the straight-line method based on estimated useful lives of the various classes of property. On a consolidated basis, provisions for depreciation on utility plant were equivalent to a composite rate of approximately 3.5% in 1998, 3.6% in 1997, 3.7% in 1996 based on the average depreciable property balances at the beginning and end of each year. Beginning in 1998, coincident with billing a contract termination charge (CTC) to its retail affiliates, Montaup commenced recovery of its net investment in generation related assets through the CTC over a twelve-year period. The difference between the annual recovery and annual depreciation expense pursu-ant to Generally Accepted Accounting Principles is being deferred. Non-utility property and equipment of EUA Cogenex Corporation (EUA Cogenex) is stated at original cost. For financial statement purposes, depreciation on office furniture and equipment, computer equipment and real property is computed on the straight-line method based on estimated useful lives ranging from five to forty years. Project equipment is depreciated over the term of the applicable contracts or based on the estimated useful lives, whichever is shorter, ranging from five to fifteen years.

Allowance for Funds Used During Construction (AFUDC) and Capitalized Interest:
AFUDC represents the estimated cost of borrowed and equity funds used to finance the EUA System's construction program. In accordance with regulatory accounting, AFUDC is capitalized as a cost of utility plant in the same manner as certain general and administrative costs. AFUDC is not an item of current cash income but is recovered over the service life of utility plant in the form of increased revenues collected as a result of higher depreciation expense.
The combined rate used in calculating AFUDC was 8.0% in 1998 and 1997, and 9.0% in 1996. The caption "Allowance for Borrowed Funds Used During Construction" also includes interest capitalized for non-regulated entities in accordance with FASB Statement No. 34.

Operating Revenues: Utility revenues are based on billing rates authorized by applicable federal and state regulatory commissions. Eastern Edison Company (Eastern Edison), Blackstone Valley Electric Company (Blackstone) and Newport Electric Corporation (Newport) (collectively, the Retail Subsidiaries) accrue the estimated amount of unbilled revenues at the end of each month to match costs and revenues more closely. Montaup recognizes revenues when billed. In 1998, Montaup and the Retail Subsidiaries also began recording revenues in an amount management believes to be recoverable pursuant to provisions of approved settlement agreements and enabling state legislation.

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

Federal Income Taxes: EUA and its subsidiaries generally reflect in income the estimated amount of taxes currently payable, and provide for deferred taxes on certain items subject to temporary timing differences to the extent permitted by the various regulatory agencies. EUA's rate-regulated subsidiaries amortize previously deferred investment tax credits (ITC) over the productive lives of the related assets. Beginning in 1998, Montaup is amortizing previously deferred ITC related to generation investments recoverable through the CTC over a twelve-year period. Unamortized ITC related to the Canal 2 generating unit was reversed at the time of the Canal 2 sale, December 30, 1998.

Cash and Temporary Cash Investments: EUA considers all highly liquid investments and temporary cash investments with a maturity of three months or less when acquired to be cash equivalents.

Other Assets: The components of Other Assets at December 31, 1998 and 1997 are detailed as follows:

($ in thousands)                              1998           1997

Regulatory Assets:
  Unamortized losses on reacquired debt    $10,979        $12,299
  Unrecovered plant and
    decommissioning costs                   66,934         68,345
  Deferred FAS 109 costs (Note B)           50,167         57,732
  Deferred FAS 106 costs                     9,167          3,310
  Mendon Road judgment (Note J)              6,154          6,154
  Unrecovered CTC assets                    33,161
  Accrued CTC assets                        32,198
  Other regulatory assets                   21,947         15,524
  Total regulatory assets                  230,707        163,364
Other deferred charges and assets:
  Split dollar life insurance premiums      24,803         15,502
  Unamortized debt expenses                  3,381          3,954
  Goodwill                                   6,436          6,642
  Other                                     29,301         23,045
    Total Other Assets                    $294,628       $212,507


Regulatory assets represent deferred costs for which future revenues are expected in accordance with regulatory practices. These costs are expensed when the corresponding revenues are received in order to appropriately match revenues and expenses.

Regulatory Accounting: Core Electric companies are subject to certain accounting rules that are not applicable to other industries. These accounting rules allow regulated companies, in appropriate circumstances, to establish regulatory assets and liabilities which defer the current financial impact of certain costs that are expected to be recovered in future rates. In light of approved restructuring settlement agreements and restructuring legislation in both Massachusetts and Rhode Island, EUA has determined that Montaup no longer will apply the provisions of Financial Accounting Standards Board's (FASB) Statement of Financial Accounting Standards No. 71 (FAS71), "Accounting for the Effects of Certain Types of Regulation" for the generation portion of its business. Due to the recoverability of regulatory assets granted in the approved restructuring plans, EUA believes that the discontinuation of FAS71 for the generation portion of Montaup's business will not have a material impact on EUA's results of operation or financial condition. EUA believes its transmission and retail distribution businesses continue to meet the criteria for continued application of FAS71.

Generation Divestiture: Terms of approved electric utility restructuring settlement agreements provide that EUA exit the electric generation business. Through separately negotiated agreements, EUA has agreements to divest all of its generation assets and power purchase contracts, with the exception of its 4.0% (46 mw) ownership interest in the Millstone 3 nuclear station and its 12 mw entitlement from Vermont Yankee. All of the agreements are subject to approval of various state and federal regulatory agencies.

EUA has agreed to sell generating assets totaling 509 mw to various parties for $133.2 million in aggregate. The net proceeds from the sales, as defined in the settlement agreements, will be recorded as a regulatory liability at the time of sale and will be returned to customers via a Residual Value Credit
(RVC) through the year 2009.

EUA has also agreed to make contribution payments to two parties in exchange for their assumption of all future obligations under six purchased power contracts. These fixed monthly payments ranging from $850,000 to $2.6 million, will be made from the effective date through 2009. EUA may be required to record a liability for these fixed contributions, but in such an event would record a regulatory asset for a like amount due to recoverability. In addition, EUA has agreed to a buyout of its obligations under the Pilgrim Nuclear purchased power contract in conjunction with the sale of the unit by Boston Edison Co. (BEC) to Entergy Nuclear Generating Co. (Entergy). This agreement provides for a buyout payment by EUA to BEC of $115.8 million , assuming a June 30, 1999 closing, along with a short-term, fixed-price purchased power agreement with Entergy for declining shares of the unit's output beginning with 11% in 1999 and ending with 5.5% in 2004. Entergy will assume all future operating and decommissioning obligations.

EUA will continue to attempt to sell and/or transfer its minority interests in Millstone 3 and Vermont Yankee. Until such time as these units are divested, EUA will share 80% of the operating costs and revenues associated with the units with customers and 20% with shareholders.

(B) Income Taxes:
EUA adopted FASB Statement No. 109, "Accounting for Income Taxes" (FAS109), which requires recognition of deferred income taxes for temporary differences that are reported in different years for financial reporting and tax purposes using the liability method. Under the liability method, deferred tax liabilities or assets are computed using the tax rates that will be in effect when temporary differences reverse. Generally, for regulated companies, the change in tax rates may not be immediately recognized in operating results because of ratemaking treatment and provisions in the Tax Reform Act of 1986. Total deferred tax assets and liabilities for 1998 and 1997 include the following:

                            Deferred Tax                                Deferred Tax
                               Assets                                    Liabilities

($ in thousands)           1998       1997                             1998         1997

Plant Related                                      Plant Related
  Differences           $22,776    $18,947           Differences   $185,590     $191,274
Deregulation             23,301                    Refinancing
                                                     Costs            1,325        1,406
NOL                                                Deregulation      12,993
  Carryforward            1,973      2,294         Employee
                                                     Benefit
Employee                                             Accruals         4,481        3,670
  Benefit
  Accruals                5,294      4,975
Acquisitions              3,334      3,650
Other                    14,075     14,157         Other              8,393       11,066
    Total               $70,753    $44,023             Total       $212,782     $207,416


As of December 31, 1998 and 1997, EUA has recorded on its Consolidated Balance Sheet a regulatory liability to ratepayers of approximately $15.5 million and $18.8 million respectively. These amounts primarily represent excess deferred income taxes resulting from the reduction in the federal income tax rate and also include deferred taxes provided on investment tax credits. Also at December 31, 1998 and 1997, a regulatory asset of approximately $50.2 million and $57.7 million, respectively, has been recorded, representing the cumulative amount of federal income taxes on temporary depreciation differences which were previously flowed through to ratepayers.

Components of income tax expense for the year 1998, 1997, and 1996 are as follows:
($ in thousands)                       1998           1997        1996

Federal:
    Current                         $30,755        $17,249        $  (231)
    Deferred                        (14,054)        (4,901)         9,838
    Investment Tax Credit, Net       (3,000)        (1,120)        (1,125)
                                     13,701         11,228          8,482
State:
    Current                           5,217          3,623          2,823
    Deferred                           (961)          (628)          (363)
                                      4,256          2,995          2,460
Charged to Operations                17,957         14,223         10,942
Charged to Other Income:
    Current                           4,416          9,142          4,798
    Deferred                         (2,839)          (789)         2,135
    Investment Tax Credit, Net          (81)           (81)           (82)
                                      1,496          8,272          6,851
Total Income Tax Expense            $19,453        $22,495        $17,793


Total income tax expense was different from the amounts computed by applying federal income tax statutory rates to book income subject to tax for the following reasons:


($ in thousands)                       1998           1997           1996

Federal Income Tax Computed
   at Statutory Rates               $19,764        $21,966        $17,751
(Decrease) Increase in Tax from:
   Equity Component of AFUDC            (60)           (57)          (189)
   Depreciation Differences           1,320            (12)             2
   Amortization of ITC               (3,081)        (1,201)        (1,207)
   State Taxes, Net of Federal
       Income Tax Benefit             2,803          2,092          1,952
   Other                             (1,293)          (293)          (516)
Total Income Tax Expense            $19,453        $22,495        $17,793


(C) Capital Stock:
The Agreement and Plan of Merger dated February 1, 1999 by and among New England Electric System (NEES) and EUA, which is subject to EUA shareholder and various regulatory agencies' approval, provides for NEES to purchase all of the outstanding EUA shares for $31 per share in cash. The transaction is expected to be completed by early 2000.

There was no change in the number of common shares outstanding during 1998 and 1997.

As permitted, the Company accounts for its stock-based compensation, as discussed below, using the method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB25) and as permitted under FASB Statement No. 123, "Accounting for Stock-Based Compensation" (FAS123).

The Company established a Restricted Stock Plan in 1989. Under the Restricted Stock Plan, executives and certain key employees may be granted restricted common shares of the Company. In 1998, 1997 and 1995, approximately 74,000 shares, 95,000 shares and 61,000 shares, respectively, of restricted common shares, valued at approximately $1.8 million, $2.4 million and $1.4 million, respectively, were granted. The issued shares are restricted for a period ranging from two to five years and all shares are subject to forfeiture if specified employment services are not met. There are no exercise prices related to these share grants. During the applicable restriction period, the recipient has all the voting, dividend, and other rights of a record holder except that the shares are nontransferable. The annual compensation expense related to these grant awards was approximately $1.6 million in 1998 and was immaterial for 1997 and 1996. There are no material differences in the Company recording its annual compensation expense under APB25 from the requirements under FAS123. All of the restricted shares will become immediately vested upon the completion of EUA's plan of merger with NEES.

The preferred stock provisions of the Retail Subsidiaries place certain restrictions upon the payment of dividends on common stock by each company. At December 31, 1998 and 1997, each company was in excess of the minimum requirements which would make these restrictions effective.

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

In addition, Eastern Edison's bonds are collateralized by securities of Montaup, which are wholly-owned by Eastern Edison. On December 30, 1998, Montaup redeemed $55 million of debenture bonds and paid a $19 million special dividend to Eastern Edison with proceeds received from the sale of its 50% ownership share of the Canal 2 generating station. The principal amount of Montaup securities wholly-owned by Eastern Edison at December 31, 1998 was approximately $181 million.

Blackstone's Variable Rate Demand Bonds are collateralized by an irrevocable Letter of Credit which expires on January 21, 2000. The letter of credit permits an extension of one year upon mutual agreement of the bank and Blackstone.

Newport's Variable Rate Electric Energy Facilities Revenue Refunding Bonds are collateralized by an irrevocable Letter of Credit which expires on January 6, 2000, and permits an extension of one year upon mutual agreement of the bank and Newport. EUA Service Corporation's (EUA Service) 10.2% Secured Notes due 2008 are collateralized by certain real estate and property of the company.

In July, Eastern Edison used short-term borrowings to redeem $20 million of 5 7/8% and $40 million of 5 3/4%, First Mortgage and Collateral Trust Bonds at maturity. On December 30, 1998, Eastern repaid outstanding short-term borrowings with proceeds received from the redemption of Montaup securities. The EUA System's aggregate amount of current cash sinking fund requirements and maturities of long-term debt, (excluding amounts that may be satisfied by available property additions) for each of the five years following 1998 are:
$21.9 million in 19 99, $62.5 million in 2000, $14.3 million in 2001, $46 million in 2002, and $60 million in 2003.

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

Preferred Stock and Long-Term Debt of Subsidiaries: The fair value of the System redeemable preferred stock and long-term debt were based on quoted market prices for such securities at December 31, 1998 and 1997.

The estimated fair values of the System's financial instruments at December 31, 1998 and 1997, were as follows:

                                Carrying Amount         Fair Value


($ in thousands)                  1998      1997          1998      1997
Cash and Temporary
  Cash Investments             $32,090    $7,252       $32,090    $7,252
Long-Term Notes Receivable
  and Net Investment
  in Sales-Type Leases          40,934    46,192        42,052    47,200
Redeemable Preferred Stock      30,000    30,000        32,625    31,613
Long-Term Debt                 332,708   405,829       350,392   429,035


(G) Lines Of Credit:
In July 1997, several EUA System companies entered into a three-year revolving credit agreement allowing for borrowings in aggregate of up to $145 million from all sources of short-term credit. As of December 31, 1998, various financial institutions have committed up to $75 million under the revolving credit facility. In addition to the $75 million available under the revolving credit facility, EUA System companies maintain short-term lines of credit with various banks totaling $90 million for an aggregate amount available of $165 million. At December 31, 1998, the EUA System had unused short-term lines of credit of approximately $101.4 million. During 1998, the weighted average interest rate for short-term borrowings was 5.8%.

(H) Jointly Owned Facilities:
At December 31, 1998, in addition to the stock ownership interests discussed in Note A, Nature of Operations and Summary of Significant Accounting Policies - Jointly Owned Companies, Montaup and Newport had direct ownership interests in the following electric generating facilities:

                                  Accumulated       Net
                                    Utility     Provision for      Utility    Construction
                      Percent      Plant in     Depreciation       Plant in     Work in
($ in thousands)        Owned      Service      & Amortization     Service      Progress
Montaup:
  Wyman Unit 4           1.96%     $4,041          $2,388          $1,653       $
  Seabrook Unit I        2.90%    194,169          47,277         146,892        480
  Millstone Unit 3       4.01%    178,598          65,705         112,893        347
Newport:
  Wyman Unit 4           0.67%      1,312             805             507


The foregoing amounts represent Montaup's and Newport's interest in each facility, including nuclear fuel where appropriate, and are included on the like-captioned lines on the Consolidated Balance Sheet. At December 31, 1998, Montaup's total net investment in nuclear fuel of the Seabrook and Millstone Units amounted to $2.5 million and $1.9 million, respectively.

Montaup's and Newport's shares of related operating and maintenance expenses with respect to units reflected in the preceding table are included in the corresponding operating expenses.

EUA has entered into agreements to sell its joint ownership shares in Wyman Unit 4 and Seabrook Unit I. Closing of the Wyman sale is expected in the first quarter of 1999 and the Seabrook sale is expected to close later in 1999. Both agreements are subject to approval of various regulatory agencies.

(I) Financial Information By Business Segments:
Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information (SFAS 131), requires disclosure of certain financial and descriptive information by operating segments. The Core Electric Business includes results of the electric utility operations of Blackstone, Eastern Edison, Newport and Montaup.

Energy Related Business includes results of our diversified energy-related subsidiaries, EUA Cogenex, EUA Ocean State, EUA Energy Investment Corporation (EUA Energy), EUA Energy services and EUA Telecommunications.

Corporate results include the operations of EUA Service and EUA Parent. EUA does not have any intersegment revenues. Financial data for the business segments are as follows:

                                    Pre-Tax               Depreciation      Cash        Equity in       Net       Net
                       Operating   Operating    Income        and        Construction   Subsidiary   Interest   Interest
($ in thousands)       Revenues     Income      Taxes     Amortization   Expenditures    Earnings    Charges    Income
Year Ended
   December 31, 1998
     Core Electric    $480,080     $84,586     $22,685      $38,804        $22,888       $1,390      $23,593     $528
     Energy Related     58,721      (2,945)     (1,387)      12,267         26,801        8,134       12,219    7,210
     Corporate                      (2,045)     (1,845)           8          1,512        1,387           63
        Total         $538,801     $79,596     $19,453      $51,079        $51,201       $9,524      $37,199   $7,801
Year Ended
   December 31, 1997
     Core Electric    $506,696     $78,795     $20,303      $36,069        $21,870       $1,599      $24,668   $1,678
     Energy Related     61,817      (3,785)        547       10,858         51,941        7,867       13,295    8,854
     Corporate                      (1,980)      1,645           14          2,307                     1,193       16
        Total         $568,513     $73,030     $22,495      $46,941        $76,118       $9,466      $39,156  $10,548
Year Ended
   December 31, 1996
     Core Electric    $470,719     $80,042     $21,039      $35,178        $33,337       $1,587      $24,290  $   394
     Energy Related     56,349     (11,536)     (3,888)      10,290         28,121        9,111       13,494    7,212
     Corporate                      (1,723)        642           10          1,272                     1,335      156
        Total        $ 527,068     $66,783     $17,793      $45,478        $62,730      $10,698      $39,119   $7,762


Years ended December 31, ($ in thousands)       1998          1997
Total Plant and Other Investments
  Core Electric                             $648,281      $703,132
  Energy Related                             164,439       187,752
  Corporate                                   18,973        21,392
    Total Plant and Other Investments        831,693       912,276
Other Assets
  Core Electric                              370,360       257,888
  Energy Related                              67,780        73,109
  Corporate                                   32,805        27,479
    Total Other Assets                       470,945       358,476
Total Assets                              $1,302,638    $1,270,752


(J) Commitments And Contingencies:
Plan of Merger Agreement: On February 1, 1999, EUA and New England Electric System (NEES) entered into an Agreement and Plan of Merger under which NEES will acquire all outstanding shares of EUA for $31 per share in cash. Under certain terms of the merger agreement, if the merger agreement is terminated by EUA, EUA would pay NEES a termination fee of $20 million plus up to $5 million for documented out-of-pocket expenses.

Nuclear Fuel Disposal and Nuclear Plant Decommissioning Costs: The owners (or lead participants) of the nuclear units in which Montaup has an interest have made, or expect to make, various arrangements for the acquisition of uranium concentrate, the conversion, enrichment, fabrication and utilization of nuclear fuel and the disposition of that fuel after use. The owners (or lead participants) of United States nuclear units have entered into contracts with the Department of Energy (DOE) for disposal of spent nuclear fuel in accordance with the Nuclear Waste Policy Act of 1982 (NWPA). The NWPA requires (subject to various contingencies) that the federal government design, license, construct and operate a permanent repository for high level radioactive wastes and spent nuclear fuel and establish a prescribed fee for the disposal of such wastes and nuclear fuel. The NWPA specifies that the DOE provide for the disposal of such waste and spent nuclear fuel starting in 1998. Objections on environmental and other grounds have been asserted against proposals for storage as well as disposal of spent nuclear fuel. The DOE now estimates that a permanent disposal site for spent fuel will not be ready to accept fuel for storage or disposal until as late as the year 2010. In early 1998, a number of utilities filed suit in federal appeals court seeking, among other things, an order requiring the DOE to immediately establish a program for the disposal of spent nuclear fuel. Montaup owns a 4.01% interest in Millstone 3 and a 2.9% interest in Seabrook I. Northeast Utilities, the operator of the units, indicates that Millstone 3 has sufficient on-site storage facilities which, with rack additions, can accommodate its spent fuel for the projected life of the unit. At the Seabrook Project, there is on-site storage capacity which, with rack additions, will be sufficient to at least the year 2011.

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

Montaup has a 4.5% equity ownership in Connecticut Yankee, a nuclear generating facility which is in the process of decommissioning. Montaup's share of the total estimated costs for the permanent shutdown, decommissioning, and recovery of the investment in Connecticut Yankee is approximately $23.8 million. On August 31, 1998, a FERC law judge rejected Connecticut Yankee's filed plan to decommission the plant. The judge claimed that estimates of clean-up costs were flawed and certain restoration costs were not supported. The judge also said Connecticut Yankee could not pass on spent fuel storage costs to rate-payers. The judge recommended that Connecticut Yankee withdraw its decommissioning plan and submit a new plan which addresses the issues cited by him. FERC will review the judge's recommendations and issue a decision on this case in the coming months. If FERC concurs with the judge's recommendation, this may result in a write down of certain of Connecticut Yankee plant invest ments. Montaup cannot predict the ultimate outcome of FERC's review.

In August 1997, as the result of an economic evaluation, the Maine Yankee Board of Directors voted to permanently close that nuclear plant. Montaup has a 4.0% equity ownership in Maine Yankee. Montaup's share of the total estimated costs for the permanent shutdown, decommissioning, and recovery of the remaining investment in Maine Yankee is approximately $31.0 million. In January 1998, FERC accepted Maine Yankee's rate filing, subject to refund, for the recovery of its costs during the decommissioning period. On January 19, 1999, Maine Yankee and the active intervening parties filed an Offer of Settlement with FERC which was supported by FERC trial staff. Upon commission approval, this agreement will constitute full settlement of issues raised in this proceeding.

Also, Montaup is recovering through rates its share of estimated decommissioning costs for Millstone 3 and Seabrook I. Montaup's share of the current estimate of total costs to decommission Millstone 3 is $22.4 million in 1998 dollars, and Seabrook I is $14.4 million in 1998 dollars. These figures are based on studies performed for the lead owners of the units. Montaup also pays into decommissioning reserves pursuant to contractual arrangements with other nuclear generating facilities in which it has an equity ownership interest or life of the unit entitlement. Such expenses are currently recoverable through rates.

Pensions: EUA maintains a noncontributory defined benefit pension plan covering most of the employees of the EUA System (Retirement Plan). Retirement Plan benefits are based on years of service and average compensation over the four years prior to retirement. It is the EUA System's policy to fund the Retirement Plan on a current basis in amounts determined to meet the funding standards established by the Employee Retirement Income Security Act of 1974. Total pension (income) expense for the Retirement Plan, including an amount related to the 1997 voluntary retirement incentive offer, for 1998, 1997 and 1996 included the following components:

($ in thousands)                      1998         1997         1996

Service cost                        $2,929       $2,816       $3,126
Interest cost                       10,390       10,116        9,765
Expected return on assets          (15,033)     (13,761)     (12,817)
Net amortization:
  Prior service cost                   671          667          700
  Net actuarial (gain)                (395)        (183)
  Transition obligation (asset)       (274)        (274)        (274)
Net periodic pension
  (income) expense                  (1,712)        (619)         500
Subsidiary Curtailment                             (131)
Total periodic pension
  (income) expense                 $(1,712)       $(750)        $500

Assumptions used to determine pension costs:

Discount Rate                         7.25%        7.50%        7.25%
Compensation Increase Rate            4.25%        4.25%        4.25%
Long-Term Return on Assets            9.50%        9.50%        9.50%


The following tables set forth the actuarial present value of projected benefit obligations, fair value of assets and funded status at December 31, 1998 and 1997:

Reconciliation of Projected Benefit Obligation


($ in thousands)                                  1998            1997

Beginning of Year Benefit Obligation          $144,915        $136,286
Service Cost                                     2,929           2,816
Interest Cost                                   10,390          10,116
Actuarial loss                                   9,256           4,519
Disbursements                                   (8,032)         (8,403)
Settlements or curtailments                                       (419)
End of year benefit obligation                $159,458        $144,915

Reconciliation of Fair Value of Assets
($ in thousands)                                  1998            1997
Beginning of Year Fair Value of Assets        $182,795        $161,300
Actual return on plan assets                    38,074          29,898
Disbursements                                   (8,032)         (8,403)
End of Year Fair Value of Assets              $212,837        $182,795

Reconciliation of Funded Status
($ in thousands)                                  1998            1997
Projected benefit obligation (PBO)           $(159,458)      $(144,915)
Fair value of plan assets (FVA)                212,837         182,795
PBO less than FVA (funded status)               53,379          37,880
Unrecognized prior service cost                  4,153           4,768
Unrecognized net transition obligation (asset)    (662)           (936)
Unrecognized net actuarial (gain)              (54,845)        (41,399)
Net amount recognized                           $2,025            $313


The discount rate used to determine pension obligations, effective January 1, 1999 was changed from 7.25% to 6.75% and was used to calculate the plan's funded status at December 31, 1998.

The voluntary retirement incentive also resulted in $1.3 million of non-qualified pension benefits which were expensed in 1997. At December 31, 1998, approximately $2.7 million was included in other liabilities for these unfunded benefits.

EUA also maintains non-qualified supplemental retirement plans for certain officers and trustees of the EUA System (Supplemental Plans). Benefits provided under the Supplemental Plans are based primarily on compensation at retirement date. EUA maintains life insurance on certain participants of the Supplemental Plans, and policy cash values and death benefits may be available to offset EUA's obligations under the Supplemental Plans. As of December 31, 1998, approximately $6.5 million was included in accrued expenses and other liabilities for these plans. Expenses related to the Supplemental Plans were $1.1 million in 1998, $1.9 million in 1997, and $1.5 million in 1996.

EUA also provides a defined contribution 401(k) savings plan for substantially all employees. EUA's matching percentage of employees' voluntary contributions to the plan, amounted to $1.5 million in 1998 and 1997, and $1.3 million in 1996.

Post-Retirement Benefits: Retired employees are entitled to participate in health care and life insurance benefit plans. Health care benefits are subject to deductibles and other limitations. Health care and life insurance benefits are partially funded by EUA System companies for all qualified employees.

The total cost of post-retirement benefits other than pensions, including an amount related to the 1997 voluntary retirement incentive offer, for 1998, 1997 and 1996 includes the following components:


($ in thousands)                       1998        1997        1996

Service cost                           $967        $949      $1,123
Interest cost                         4,526       4,434       4,449
Expected return on assets            (1,849)     (1,254)       (847)
Net amortization:
  Net actuarial (gain)                 (780)       (842)       (617)
  Transition obligation               3,289       3,289       3,313
Net periodic postretirement
  benefit cost                        6,153       6,576       7,421
Subsidiary Curtailment                             (548)
Voluntary Retirement Incentive                      172
Total periodic postretirement
  Benefit cost                       $6,153      $6,200      $7,421

Assumptions used to determine post-retirement costs
  Discount rate                        7.25%       7.50%       7.25%
  Health care cost trend rate
    - near-term                        6.00%       7.00%       9.00%
    - long-term                        5.00%       5.00%       5.00%
  Compensation increase rate           4.25%       4.25%       4.25%
  Long-term return on assets
    - union                            8.50%       8.75%       8.50%
    - non-union                        7.50%       7.75%       7.50%

The following tables forth the actuarial present value of accumulated postretirement benefit obligation, fair value of assets and funded status at December 31, 1998.

Reconciliation of Accumulated Post-retirement Benefit Obligation

($ in thousands)                                    1998            1997
Beginning of Year Benefit Obligation            $ 64,826        $ 62,122
Service Cost                                         967             949
Interest Cost                                      4,526           4,434
Participant Contributions                            151             211
Actuarial Loss                                     2,644             242
Disbursements                                     (3,486)         (2,791)
Settlements or Curtailments                                         (341)
End of Year Benefit Obligation                  $ 69,628        $ 64,826

Reconciliation of Fair Value Assets

($ in thousands)                                    1998            1997
Beginning of Year Fair Value of Assets          $ 23,729        $ 17,743
Actual return on plan assets                       3,007           1,433
Company contributions                              6,794           7,133
Participant contributions                            151             211
Disbursements                                     (3,486)         (2,791)
End of Year Fair Value of Assets                $ 30,195        $ 23,729

Reconciliation of Funded Status

($ in thousands)                                    1998            1997
Accumulated post-retirement benefit
  obligation (APBO)                             $(69,628)       $(64,826)
Fair value of plan assets (FVA)                   30,195          23,729
APBO (in excess of) FVA (Funded Status)          (39,433)        (41,097)
Unrecognized net transition
  obligation (asset)                              46,046          49,335
Unrecognized net actuarial (gain)                (13,967)        (16,233)
Net amount recognized                            $(7,354)        $(7,995)


Effect of 1% Change in Assumed Health Care Cost Trend Rate
                                                   One Percentage Point
($ in thousands)                                Increase        Decrease
Effect on 1998 service and interest cost
  components of net-periodic costs                 $814           $(649)
Effect on 1998 accumulated post-retirement
  benefit obligation                             $8,578         $(6,996)

The discount rate used to determine post-retirement benefit obligations effective January 1, 1999 was changed from 7.25% to 6.75% and was used to calculate the funded status of post-retirement benefits at December 31, 1998.

Long-Term Purchased Power Contracts: The EUA System is committed under long-term purchased power contracts, expiring on various dates through September 2021, to pay demand charges whether or not energy is received. Under terms in effect at December 31, 1998, the aggregate annual minimum commitments for such contracts are approximately $111 million in 1999, $109 million in 2000, $111 million in 2001, $108 million in 2002, $101 million in 2003 and will aggregate approximately $927 million for the ensuing years. In addition, the EUA System is required to pay additional amounts depending on the actual amount of energy received under contracts in effect. The demand costs associated with these contracts are reflected as Purchased Power-Demand on the Consolidated Statement of Income. Such costs are currently recoverable through rates. Pending regulatory approval, certain power contract transfers related to the divestiture of EUA's generating assets will become effective in 1999. Upon completion of the power contract transfers, the demand charges will be reduced to $54 million in 1999, $43 million in 2000, $40 million in 2001, $42 million in 2002, $26 million in 2003, and $162 million in the ensuing years.

Environmental Matters: There is an extensive body of federal and state statutes governing environmental matters, which permit, among other things, federal and state authorities to initiate legal action providing for liability, compensation, cleanup, and emergency response to the release or threatened release of hazardous substances into the environment and for the cleanup of inactive hazardous waste disposal sites which constitute substantial hazards. Because of the nature of the EUA System's business, various by-products and substances are produced or handled which are classified as hazardous under the rules and regulations promulgated by the United States Environmental Protection Agency (EPA) as well as state and local authorities. The EUA System generally provides for the disposal of such substances through licensed contractors, but these statutory provisions generally impose potential joint and several responsibility on the generators of the wastes for cleanup costs. Subsidi-aries of EUA have been notified with respect to a number of sites where they may be responsible for such costs, including sites where they may have joint and several liability with other responsible parties. It is the policy of the EUA System companies to notify liability insurers and to initiate claims. EUA is unable to predict whether liability, if any, will be assumed by, or can be enforced against, the insurance carriers in these matters.

On December 13, 1994, the United States District Court for the District of Massachusetts (District Court) issued a judgment against Blackstone, finding Blackstone liable to the Commonwealth of Massachusetts (Commonwealth) for the full amount of response costs incurred by the Commonwealth in the cleanup of a by-product of manufactured gas at a site at Mendon Road in Attleboro, Massachusetts. The judgment also found Blackstone liable for interest and litigation expenses calculated to the date of judgment. The total liability is approximately $5.9 million, including approximately $3.6 million in interest which had accumulated since 1985. Due to the uncertainty of the ultimate outcome of this proceeding and anticipated recoverability, Blackstone recorded the $5.9 million District Court judgment as a deferred charge. This amount is included with Other Assets on the Consolidated Balance Sheet at December 31, 1998 and 1997.

Blackstone filed a Notice of Appeal of the District Court Judgment and filed its brief with the United States Court of Appeals for the First Circuit (First Circuit) on February 24, 1995. On October 6, 1995, the First Circuit vacated the District Court's judgment and ordered the District Court to refer the matter to the EPA to determine whether the chemical substance, ferric ferrocyanide (FFC), contained within the by-product is a hazardous substance. On January 20, 1995, Blackstone entered into an escrow agreement with the Commonwealth whereby Blackstone deposited $5.9 million with an escrow agent who transferred the funds into an interest bearing money market account. The distribution of the proceeds of the escrow account will be determined upon the final resolution of the judgment. No additional interest expense will accrue on the judgment amount.

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

As of December 31, 1998, the EUA System had incurred costs of approximately $7.7 million (excluding the $5.9 million Mendon Road judgment) in connection with the investigation and clean-up of these sites, substantially all of which relate to Blackstone. These amounts have been financed primarily by internally generated cash. Blackstone is currently amortizing all of its incurred costs over a five-year period consistent with prior regulatory recovery periods and is recovering certain of those costs in rates.

EUA estimates that additional costs of up to $2.5 million (excluding the $5.9 million Mendon Road judgment) may be incurred at these sites through 1999, substantially all of which relates to sites at which Blackstone is a potentially responsible party. Estimates beyond 1999 cannot be made since site studies, which are the basis of these estimates, have not been completed. As a result of the recoverability of cleanup costs in rates and the uncertainty regarding both its estimated liability, as well as its potential contributions from insurance carriers and other responsible parties, EUA does not believe that the ultimate impact of the environmental costs will be material to the financial position of the EUA System or to any individual subsidiary and thus no loss provision is required at this time.

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

Eastern Edison, Montaup, the Massachusetts Attorney General and Division of Energy Resources entered into a settlement regarding electric utility industry restructuring in Massachusetts. The settlement includes a plan for emissions reductions related to Montaup's Somerset Station Units 5 and 6. The basis for SO2 and NOx emission reductions in the proposed settlement is an allowance cap calculation. Montaup may meet its allowance caps by any combination of control technologies, fuel switching, operational changes, and/or the use of purchased or surplus allowances. The settlement was approved by FERC on December 19, 1997.

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

See Note A regarding EUA's planned divestiture of generation assets.

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

Guarantee of Financial Obligations: EUA has guaranteed or entered into equity maintenance agreements in connection with certain obligations of its subsidiaries. EUA has guaranteed the repayment of EUA Cogenex's $24.5 million, 10.56% unsecured long-term notes due 2005 and EUA Ocean State's $26.1 million, 9.59% unsecured long-term notes due 2011. In addition, EUA has entered into equity maintenance agreements in connection with the issuance of EUA Service's 10.2% Secured Notes and EUA Cogenex's 9.6% Unsecured Notes. Under the December 1992 settlement agreement with EUA Power, EUA reaffirmed its guarantee of up to $10 million of EUA Power's share of the decommissioning costs of Seabrook I and any costs of cancellation of Seabrook I or Seabrook II. EUA guaranteed this obligation in 1990 in order to secure the release to EUA Power of a $10 million fund established by EUA Power at the time EUA Power acquired its Seabrook interest. EUA has not provided a reserve for this guarantee because management believes it unlikely that EUA will ever be required to honor the guarantee.

Montaup is a 3.27% equity participant in two companies which own and operate transmission facilities interconnecting New England and the Hydro Quebec system in Canada. Montaup has guaranteed approximately $4.1 million of the outstanding debt of these two companies. In addition, Montaup and Newport have minimum rental commitments which total approximately $11.2 million and $1.4 million, respectively, under a noncancelable transmission facilities support agreement for years subsequent to 1998.

Other: Since early 1997, fourteen plaintiffs brought suits against numerous defendants, including EUA, for injuries and illness allegedly caused by exposure to asbestos over approximately a thirty-year period, at premises, including some owned by EUA companies. The total damages claimed in all of these complaints was $34 million in compensatory and punitive damages, plus exemplary damages and interest and costs. Each complaint names between fifteen and twenty-eight defendants, including EUA. These complaints have been referred to the applicable insurance companies. Counsel has been retained by the insurers and is actively defending all cases. Four cases have been dismissed as against the EUA Companies. EUA cannot predict the ultimate outcome of this matter at this time.

A pending class action, filed on March 2, 1998, in the Massachusetts Supreme Judicial Court naming all Massachusetts electric distribution companies, including Eastern Edison, and certain Massachusetts state agencies as defendants, seeks to invalidate certain sections of the Electric Utility Restructuring Act of 1997. The Act directs the Massachusetts Department of Telecommunications and Energy to impose mandatory charges on all electricity sold to customers, except those served by a municipal lighting plant, to fund energy efficiency activities and to promote renewable energy projects. In addition to declaratory judgment, plaintiffs seek remittance of monies paid to each distribution company by customers along with any interest earned. The outcome of this class action is unknown at this time however, Eastern Edison is vigorously defending the lawsuit.


Report of Independent Accountants

To the Trustees and Shareholders of Eastern Utilities Associates

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of equity capital and preferred stock and indebtedness present fairly, in all material respects, the financial position of Eastern Utilities Associates (the Company) and its subsidiaries at December 31, 1998 and 1997, and their consolidated statements of income, retained earnings and cash flows present fairly their results of operations and cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


PricewaterhouseCoopers LLP
Boston, Massachusetts
March 5, 1999

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

PricewaterhouseCoopers LLP an independent accounting firm, is engaged by EUA to audit and express an opinion on our financial statements. Their audit includes a review of internal controls to the extent required by generally accepted auditing standards for such audit.

The Audit Committee of the Board of Trustees, which consists solely of outside Trustees, meets with management, internal auditors and PricewaterhouseCoopers LLP to discuss auditing, internal controls and financial reporting matters. The internal auditors and PricewaterhouseCoopers LLP have free access to the Audit Committee without management present.

Quarterly Financial and Common Share Information (unaudited)

($ in thousands except per Share and Share Price Amounts)

                                                                           Basic and
                                                                        Diluted Earnings  Dividends    Common Share
                                                          Consolidated    per Average      Paid per    Market Price
                      Operating     Operating     Net         Net          Common           Common
                      Revenues       Income      Income     Earnings       Share            Share      High      Low

FOR THE QUARTERS
ENDED 1998:
  December 31          $133,416      $15,153    $9,085      $8,509          $0.42           $0.415    28 1/4    24 5/8
  September 30          136,033       15,461     9,788       9,212           0.45            0.415    26 15/16  24 5/16
  June 30               130,046       12,531     6,449       5,872           0.29            0.415    27 3/8    24 7/16
  March 31              139,306       18,492    11,693      11,117           0.54            0.415    27 11/16  23 11/16


FOR THE QUARTERS
ENDED 1997:
  December 31          $145,878      $15,378   $11,158     $10,582          $0.52           $0.415    26 5/8    20 1/8
  September 30          142,026       15,896    11,542      10,966           0.54            0.415    19 15/16  18 7/16
  June 30               138,856       11,327     6,510       5,933           0.29            0.415    18 1/2    16 3/8
  March 31              141,753       16,206    11,055      10,479           0.51            0.415    19 5/8    17 1/4



Consolidated Operating and Financial Statistics  (unaudited)


Years Ended December 31,               1998      1997      1996      1995      1994      1993      1988

ENERGY GENERATED
AND PURCHASED (millions of kWh):
  Generated
    - by Somerset Station               778       845       719       679       658       319     1,190
    - by Nuclear Units                  702       570       977       752     1,008     1,033       472
    - by Jointly-Owned Units          1,895     1,350       848     1,410     1,615     1,809     1,836
    - by Life of the Unit Contracts     784       805       526       236       648       602       884
    - by Newport                                                                            1
  Interchange with NEPOOL               250       372       381       573       295       360        23
  Purchased Power - Unit Power        1,565     1,514     1,765     1,463     1,526     1,396       495
     Total Generated and Purchased    5,974     5,456     5,216     5,113     5,750     5,520     4,900
OPERATING REVENUES
($ in thousands):
   Residential                     $194,646  $203,315  $192,569  $193,233  $190,662   $189,470 $127,883
   Commercial                       160,587   168,680   164,096   169,841   169,241    179,145  119,362
   Industrial                        79,042    82,587    80,417    83,061    81,500     81,445   69,516
   Other                             17,112    25,574    14,281    17,482    17,282     21,790   10,290
      Total Primary Sales Revenues  451,387   480,156   451,363   463,617   458,685    471,850  327,051
   Other Electric Utilities<F1>                 6,035     5,411     5,447     4,900      5,098   23,660
   Unit Contracts<F1>                28,693    20,505    13,945    14,800    26,213     22,617   19,518
   Non-Electric                      58,721    61,817    56,349    79,499    74,480     66,912    3,909
      Total Operating Revenues     $538,801  $568,513  $527,068  $563,363 $ 564,278   $566,477 $374,138
ENERGY SALES (millions of kWh):
   Residential                        1,788     1,783     1,740     1,697     1,678      1,624    1,412
   Commercial                         1,689     1,653     1,665     1,674     1,671      1,704    1,424
   Industrial                           915       889       868       867       850        816      869
   Other                                149       142       132       128       137        147       28
      Total Primary Sales             4,541     4,467     4,405     4,366     4,336      4,291    3,733
   Other Electric Utilities<F1>                    79        86        75        74         61      377
   Losses and Company Use               247       219       208       227       233        247      220
      Total System Requirements       4,788     4,765     4,699     4,668     4,643      4,599    4,330
   Unit Contracts<F1>                 1,186       691       517       445     1,107        921      570
      Total Energy Sales              5,974     5,456     5,216     5,113     5,750      5,520    4,900
NUMBER OF CUSTOMERS:
   Residential                      274,740   272,608   270,319   268,203   263,054    259,654  224,933
   Commercial                        28,390    27,599    27,331    27,401    29,004     30,805   26,611
   Industrial                         1,847     1,810     1,779     1,685     1,603      1,294    1,229
   Other Electric Utilities               7         8         8         8        12         12        5
   Other                                 34        34        34        34        34         34       29
      Total Customers               305,018   302,059   299,471   297,331   293,707    291,799  252,807
Average Annual Revenue
   per Residential Customer ($)         708       746       712       720       725        730      569
Average Annual Use per Residential
   Customer (kWh)                     6,509     6,540     6,437     6,327     6,379      6,254    6,277
AVERAGE REVENUE
PER KWH (cents):
   Residential                        10.89     11.40     11.06     11.39     11.36      11.67     9.06
   Commercial                          9.51     10.20      9.86     10.15     10.13      10.51     8.38
   Industrial                          8.64      9.29      9.26      9.58      9.59       9.98     8.00

<F1> Effective January 1998, Middleboro and Pascoag are no longer contract demand customers of Montaup. Energy sales to these customers are now included with unit contracts.


Years Ended December 31,                  1998        1997        1996        1995        1994        1993        1988

CAPITALIZATION ($ in thousands):
  Bonds - Net                         $203,676    $215,252    $277,313    $279,374    $288,449    $300,389    $294,500
  Other Long-Term Debt - Net           106,670     117,550     129,024     155,497     166,963     196,427     260,064
    Total Long-Term Debt - Net         310,346     332,802     406,337     434,871     455,412     496,816     554,564
  Preferred Stock - Net                 34,895      34,512      33,935      33,155      32,290      31,953      49,693
    Common Equity                      373,674     373,467     371,813     375,229     365,443     333,165     301,759
    Total Capitalization              $718,915    $740,781    $812,085    $843,255    $853,145    $861,934    $906,016
CAPITALIZATION RATIOS (%):
  Long-Term Debt                            43          45          50          52          53          57          61
  Preferred Stock                            5           5           4           4           4           4           6
  Common Equity                             52          50          46          44          43          39          33
COMMON SHARE DATA:
  Basic and Diluted Earnings
    per Average Common Share ($)          1.70        1.86        1.50        1.61        2.41        2.44        2.85
  Dividends per Share ($)                 1.66        1.66       1.645       1.585       1.515        1.42       2.375
  Payout (%)                              97.7        89.2       109.7        98.4        62.9        58.2        83.3
  Average Common
    Shares Outstanding              20,435,997  20,435,997  20,436,217  20,238,961  19,671,970  18,391,147  13,167,915
  Total Common Shares
    Outstanding                     20,435,997  20,435,997  20,435,997  20,436,764  19,936,980  19,032,598  13,371,252
  Book Value per Share ($)               18.29       18.27       18.19       18.36       18.33       17.50       22.57
  Percent Earned On Average
    Common Equity                          9.3        10.2         8.2         8.8        13.6        15.0        12.8
  Market Price ($):
    High                                28 1/4      26 5/8      24 1/4          25      27 3/8      29 7/8      33 1/8
    Low                               23 11/16      16 3/8      14 3/4      21 1/2      21 3/8      23 7/8      21 1/8
    Year End                            28 1/4      26 1/4      17 3/8      23 5/8          22          28      31 1/8
Miscellaneous ($ in thousands):
  Total Construction Expenditures ($)   51,374      76,280      63,182      78,461      50,870      76,770     151,198
  Cash Construction Expenditures ($)    51,201      76,118      62,730      77,923      50,519      76,391      65,307
  Internally Generated Funds ($)       128,030      85,637      77,545      90,883      79,274      79,691      38,894
  Internally Generated Funds as
    a % of Cash Construction (%)         250.1       112.5       123.6       116.6       156.9       104.3        59.6
  Installed Capability - mw              1,077<F1>   1,075<F2>   1,208       1,191       1,212       1,256<F3>   1,090
  Less: Unit Contract Sales - mw            35          35          60          35          85          85          98
  System Capability - mw                 1,042       1,040       1,148       1,156       1,127       1,171         992
  System Peak Demand - mw                  940<F4>     933         854         931         921         854         813
  Reserve Margin (%)                      10.8<F1>    11.5        34.4        24.2        22.4        37.1        22.0
  System Load Factor (%)                  58.1<F4>    58.3        62.6        57.2        57.5        61.5        60.8
  Sources of Energy (%):
    Nuclear                               22.9        17.0        29.0        28.2        33.8        34.0        18.2
    Coal                                  16.4        17.9        14.7        14.7        11.7         5.4        27.0
    Oil                                   26.3        31.2        19.8        25.5        20.0        28.3        54.8
    Gas                                   28.8        28.2        30.8        26.5        28.4        26.0
    Other                                  5.6         5.7         5.7         5.1         6.1         6.3
  Cost of Fuel (Mills per kWh):
    Nuclear                                5.0         5.7         5.0         6.3         6.1         7.5         8.2
    Coal                                  18.9        18.6        19.6        20.3        20.9        24.1        20.5
    Oil                                   22.3        31.0        37.7        30.2        27.1        25.5        22.6
    Gas                                   15.6        16.4        14.4        14.3        14.1        15.1
    All Fuels Combined                    15.7        19.2        16.7        16.7        14.5        15.5        19.4

<F1> Includes 283 mw from the Canal 2 Generating Station, which was sold on December 30, 1998.
<F2> Due to the extended outage of the Milestone 3 Nuclear Unit, our 46 mw ownership share was not included in installed capability.
<F3> Excludes the 69 mw Somerset Station Unit #5 which was placed in deactivated reserve on January 25, 1994.
<F4> Includes retail load provided by alternative suppliers.


Shareholder Information

Shares of Eastern Utilities Associates are listed on the New York and Pacific Stock Exchanges, under the ticker symbol EUA. As of February 1, 1999, there were 10,227 common shareholders of record.

Form 10-K
A copy of EUA's 1998 Annual Report on Form 10K filed with the Securities and Exchange Commission is available to shareholders without charge by writing to us.

Annual Meeting
The 1999 Annual Meeting of Shareholders will be held on Monday, May 17, 1999, at 9:30 a.m., in the Board Room, 33rd Floor
State Street Bank and Trust Company
225 Franklin Street
Boston, Massachusetts

Registrar, Transfer Agent and Dividend Disbursing Agent for Common and Preferred Shares
Investor Relations
BankBoston, N.A.
c/o EquiServe
P.O. Box 8040
Boston, MA 02266-8040
1-800-736-3001 (Toll-Free)

Lost or Stolen Stock Certificates
If your stock certificate is lost, destroyed or stolen, you should notify the transfer agent immediately so a "stop transfer" order can be placed on the missing certificate. The transfer agent then will send you the required documents to obtain a replacement certificate.

Dividends
Schedule of anticipated record and payment dates for 1999 dividends on EUA Common Shares:
        Record          Payment
        February 1      February 16
        April 30        May 15
        August 2        August 16
        November 1      November 15

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

Dividend Reinvestment and Common Share Purchase Plan
A Dividend Reinvestment and Common Share Purchase Plan is available to all registered shareholders and EUA System company employees. It is a simple and convenient method of purchasing additional shares of EUA common stock. Participants also may make cash payments to purchase additional shares. You may obtain complete details by writing to Clifford J. Hebert, Jr., Vice President - Finance & Treasurer at the address shown below under "Financial Community Inquiries."

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

Internet Address
Visit EUA's Home Page on the World Wide Web at:
http://www.eua.com

Trustees

Russell A. Boss (F, P)
President and Chief Executive Officer
A. T. Cross Company
Lincoln, Rhode Island

Paul J. Choquette, Jr. (C, F)
Chairman and Chief Executive Officer
Gilbane Building Company
Providence, Rhode Island

Peter S. Damon (A, C)
Vice Chairman, Financial Services
Bank of Newport
Newport, Rhode Island

Peter B. Freeman (F, P)
Corporate Director and Trustee
Providence, Rhode Island

Larry A. Liebenow (A, C)
President and Chief Executive Officer
Quaker Fabric Corporation
Fall River, Massachusetts

Jacek Makowski (F, P)
Chairman, Poseidon Resources Corporation
Stamford, Connecticut

Wesley W. Marple, Jr. (A, C)
Professor of Business Administration
Northeastern University
Boston, Massachusetts

Donald G. Pardus
Chairman of the Board of Trustees and
Chief Executive Officer of the Association

Margaret M. Stapleton (A, P)
Vice President
John Hancock Mutual Life Insurance Company
Boston, Massachusetts

John R. Stevens
President and Chief Operating Officer of the Association

W. Nicholas Thorndike (A, F)
Corporate Director and Trustee
Brookline, Massachusetts

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