Form 10-K405, Exhibit 13
period 1998-12-31
EASTERN UTILITIES ASSOCIATES; BLACKSTONE VALLEY ELECTRIC CO; EASTERN EDISON CO
filed 1999-03-31
CIK 31224, 12473, 14407

Company Profile


     Blackstone Valley Electric Company (Blackstone or the Company) is a retail electric utility company. Blackstone supplies retail electric service to approximately 86,000 customers in the cities of Central Falls, Pawtucket and Woonsocket, and four surrounding towns in northern Rhode Island. Blackstone is a wholly owned subsidiary of Eastern Utilities Associates (EUA). EUA owns directly all of the shares of common stock of Blackstone, Eastern Edison Company (Eastern Edison) and Newport Electric Corporation (Newport). These EUA subsidiaries are collectively referred to as the Retail Subsidiaries. Eastern Edison and Newport are retail electric utility companies operating in southeastern Massachusetts and south coastal Rhode Island, respectively. Eastern Edison owns all of the permanent securities of Montaup Electric Company (Montaup), a generation and transmission company, which supplies electricity to Blackstone, to Eastern Edison, to Newport and to two unaffiliated utilities for resale. EUA also owns directly all of the shares of common stock of EUA Service Corporation (EUA Service), EUA Cogenex Corporation (EUA Cogenex), EUA Energy Investment Corporation (EUA Energy), EUA Ocean State Corporation (EUA Ocean State), EUA Energy Services, Inc. (EUA Energy Services) and EUA Telecommunications Corporation (EUA Telecommunications). EUA Service provides various accounting, financial, engineering, planning, data processing and other
services to all EUA System companies.   EUA Cogenex is an energy services
company. EUA Energy was organized to invest in energy related projects. EUA Ocean State owns a 29.9% interest in Ocean State Power's two gas-fired generating units in northern Rhode Island Island. EUA Energy Services markets energy and energy related services. EUA Telecommunications provides telecommunications and information services. The holding company system of EUA, the Retail Subsidiaries, Montaup, EUA Service, EUA Cogenex, EUA Energy, EUA Ocean State, EUA Energy Services, and EUA Telecommunications is referred to as the EUA System. The Core Electric Business consists of the Retail Subsidiaries and Montaup. (See Electric Utility Industry Restructuring for a discussion of changes taking place in the utility industry in the territories serviced by EUA's Core Electric Business.)

Form 10-K

     A copy of EUA's, Eastern Edison's and Blackstone's Co-Registrant 1998 Annual Report on Form 10-K, which is filed with the Securities and Exchange Commission, is available without charge by contacting us at:

          EUA Service Corporation
          Post Office Box 2333
          Boston, MA 02107
          (617) 357-9590

Internet Address

Visit EUA's Home Page on the worldwide web at: http://www.eua.com.

          MARKET FOR BLACKSTONE'S COMMON EQUITY AND RELATED
                       STOCKHOLDER MATTERS

     All of Blackstone's common stock is owned beneficially and of record by EUA.

     The dividends paid on common stock during the past two years are as follows:

                          Dividends Paid                       Dividends Paid
    1998                    Per Share           1997              Per Share

    First Quarter               $1.90      First Quarter            $4.75
    Second Quarter               1.90      Second Quarter            4.75
    Third Quarter                1.90      Third Quarter             4.75
    Fourth Quarter                -0-      Fourth Quarter            4.75


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

                         SELECTED FINANCIAL DATA

                             For the Years Ended December 31,
(In Thousands)                     1998       1997       1996       1995      1994
 ____________________________________________________________________________________
Operating Revenues              $130,202   $140,258   $136,911   $140,861   $140,611
Net Earnings                       4,616      5,357      3,776      4,009      3,438
Total Assets                     134,145    130,833    132,313    129,835    121,413
Capitalization:
  Long-Term Debt-Net              32,000     33,500     35,000     36,500     38,000
  Non-Redeemable Preferred
   Stock (including premium)       6,130      6,130      6,130      6,130      6,130
  Common Equity                   41,658     38,092     36,232     37,045     37,180

    Total Capitalization        $ 79,788   $ 77,722   $ 77,362   $ 79,675   $ 81,310




 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND REVIEW OF
                               OPERATIONS

Overview

     Net Earnings for 1998 decreased approximately $700,000 to $4.6 million as compared to 1997. Kilowatthour sales (kWh) of electricity were relatively unchanged in 1998 as compared to 1997. KWh sales increases in the second and third quarters of 1998 of 3.6% and 3.2%, respectively, were offset by sales decreases in the first and fourth quarters of 1998 of 1.7% and 4.5%, respectively, largely due to milder weather as compared to 1997.

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

Proposed Merger Agreement

     On February 1, 1999, EUA and New England Electric System (NEES) announced a merger agreement under which NEES will acquire all outstanding shares of EUA for $31 per share in cash. The merger agreement, which is subject to the approval of EUA shareholders and various regulatory agencies, values the equity of EUA at approximately $634 million, which represents a 23% premium above the price of EUA shares on December 4, 1998, the last trading day before other regional merger announcements affected EUA's share price. The merger is expected to occur by early 2000.

Comparison of Financial Results

Operating Revenues

     Operating Revenues decreased by approximately $10.1 million or 7.2% in
1998 as compared to 1997.   This change was due primarily to recoveries of
decreased purchased power expenses (see below) resulting from rate reductions pursuant to electric industry restructuring legislation and approved settlements agreements. Offsetting this decrease somewhat was a 1.3% base rate increase pursuant to the Rhode Island Utility Restructuring Act of 1996 (URA) effective January 1, 1998.

     Operating Revenues increased by approximately $3.3 million or 2.4% in 1997 as compared to 1996. This change was primarily due to recoveries of increased conservation and load management (C&LM) expenses of approximately $800,000 (discussed below), and an approximate 1.9% base rate increase effective January 1, 1997 pursuant to the URA offset by recoveries of lower purchased power expense (see discussions below).

1997 Voluntary Retirement Incentive

     In June 1997, an early retirement offer was accepted by a group of employees who were eligible for, but not offered, a VRI offer completed in 1995. The pre-tax cost of the 1997 offer, recorded in that year's second quarter was approximately $400,000 (approximately $260,000 after-tax).

Expenses

     Purchased Power expense, recovered through Blackstone's purchased power adjustment clause, represented 66% of total 1998 operating expense. Purchased Power expense decreased approximately $9.8 million or 10.8% in 1998 as compared
to 1997.   The Company's purchased power expense now reflects the contract termination charge and standard offer billings from Montaup effective January
1,
1998, pursuant to electric industry restructuring legislation and settlement agreements. Purchased Power expense decreased approximately $700,000 or less than 1% in 1997 as compared to 1996.

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

     Other Operation and Maintenance (O&M) expenses, including affiliated company transactions, increased approximately $1.2 million or 5.2% in 1998 as compared to 1997. This increase was primarily due to increased C&LM expenses of approximately $400,000 consistent with provisions of electric utility industry restructuring legislation in Rhode Island, and increased customer accounts expense of approximately $500,000. Other O&M expenses for 1997, including affiliated company transactions, increased approximately $800,000 or 3.4% as compared to 1996. This change was primarily due to increased C&LM expenses in 1997.

     Taxes Other than Income decreased approximately $700,000 or 8.9% in 1998 as compared to 1997 due to lower Rhode Island Gross Receipts taxes as a result of decreased revenues in 1998 and the absence of Rhode Island Gross Receipts Tax rate billed to industrial customers of Blackstone since July of 1997. Taxes Other than Income decreased by approximately $200,000 or 2.0% in 1997 as compared to 1996. This decrease was due primarily to the 1% decrease in the Rhode Island Gross Receipts Tax rate billed to industrial customers in 1997.

     Blackstone's effective income tax rate for 1998 was approximately 39.7% compared to 38.1% in 1997. Provisions of restructuring settlement agreements which require acceleration of the catch-up of deferred tax deficiencies created under prior regulatory practices were responsible for this change.

     Other (Deductions) Income - Net decreased approximately $300,000 in 1998 as compared to 1997. The decrease is primarily due to the absence of interest income allocated to Blackstone by the EUA Service Corporation in 1997 related to the favorable resolution of a Massachusetts corporate income tax dispute. Other Income and (Deductions) - Net increased approximately $200,000 in 1997 compared to 1996, primarily due to increased interest income allocated to Blackstone by EUA Service Corporation in the first quarter of 1997 (discussed above).

     Net Interest charges decreased approximately $300,000 or 7.7% in 1998 as compared to 1997, primarily due to lower interest on long-term debt due to reductions in long-term debt balances resulting from normal required sinking
fund payments and decreased intercompany interest expense.   Net Interest
charges for 1997 increased by approximately $300,000 or 8.5% as compared to 1996. This increase was primarily due to increased short-term borrowings and increased intercompany interest expense offset by lower interest on long-term debt due to reductions in long-term debt balances resulting from required sinking fund payments.

Financial Condition and Liquidity

     The Company is required to make capital expenditures in order to meet the needs of its existing and future customers. For 1998, 1997 and 1996, the Company's cash construction expenditures were approximately $6.0 million, $3.8 million, and $4.2 million, respectively. Internally generated funds provided approximately 210%, 164%, and 104% of cash construction requirements in 1998, 1997 and 1996, respectively.

     Cash Construction expenditures are expected to be $8.7 million in 1999, $8.9 million in 2000, and $9.2 million in 2001, and are expected to be financed with internally generated funds. Traditionally, construction requirements in excess of internally generated funds are obtained through short-term borrowings which are ultimately funded with permanent capital.

     In July 1997, several EUA System companies, including Blackstone, entered into a three-year revolving credit agreement allowing for borrowings in aggregate of up to $145 million from all sources of short-term credit. As of December 31, 1998, various financial institutions have committed up to $75 million under the revolving credit facility. In addition to the $75 million available under the revolving credit facility, EUA System companies maintain short-term lines of credit with various banks totaling $90 million for an aggregate amount available of $165 million. At December 31, 1998, under the revolving credit agreement, the EUA System had unused short-term lines of credit of approximately $101.4 million. Blackstone had zero short-term borrowings outstanding at December 31, 1998 and $1.4 million at December 31, 1997.

     Blackstone's requirements for sinking fund payments and redemption of securities for the five years following 1998 are $1.5 million in each of 1999 and 2000, and $3.3 million in each of 2001, 2002 and 2003, none of which relate to the variable rate bonds. Blackstone is exposed to interest rate risk primarily related to its variable rate bonds. Refer to the Statements of Capitalization for a listing of Blackstone's long-term fixed and variable rate debt.

Electric Utility Industry Restructuring

     Rhode Island legislation along with approved electric utility industry restructuring settlement agreements at both the state and federal levels, granted Blackstone's customers with choice of electricity supplier and rate reductions commencing January 1, 1998. Until a customer chooses an alternative supplier, that customer will receive standard offer service. Blackstone is required to arrange for standard offer service through December 31, 2009.
Under the approved settlement agreements, Montaup had guaranteed standard offer supply at a fixed price schedule for the duration of the standard offer period and Blackstone agreed to subject its standard offer requirements to a competitive bidding process in which competitive suppliers would bid against the guaranteed price. Through its successful divestiture process, combined with a competitive bidding process conducted in late 1998, Montaup has assigned 100% of its standard offer obligation to purchasers of its generating assets. The guaranteed standard offer price will increase over time to encourage customers to leave standard offer service and enter the competitive power supply market.

     Provisions of the approved settlement agreements also allowed Montaup to replace its all-requirements wholesale contract with Blackstone with a contract termination charge (CTC) which permits Montaup to recover, among other things, its above market investments and commitments in generation assets. Montaup began billing the CTC to Blackstone coincident with retail access and Blackstone is recovering the CTC through a non-bypassable transition charge to all of its distribution customers.

     As part of the approved settlement agreements, Montaup agreed to divest its entire generation portfolio. The net proceeds of the sale, as defined in the settlement agreements, will be used to mitigate Montaup's CTC to its retail affiliates, including Blackstone, via a Residual Value Credit (RVC). The
RVC will reduce the fixed component of the CTC by an amount equal to the net proceeds, with a return, over the period commencing on the date the RVC is implemented through December 31, 2009. On February 12, 1999, Montaup filed to implement the RVC effective April 1, 1999 and is awaiting approval. See "Generation Divestiture" below.

Generation Divestiture

     Montaup now has agreements to sell all of its non-nuclear power generation assets and its 2.9% ownership share of the Seabrook Nuclear Station and has agreements to transfer all of its remaining purchased power contracts with the exception of its purchase power commitment with the Vermont Yankee Nuclear Station.

     On January 5, 1999, EUA announced that Montaup had agreed to transfer its remaining non-nuclear power purchase contracts, amounting to approximately 177 mw, to Constellation Power Source, Inc. Montaup previously entered into agreements to sell: its 160-mw Somerset, Massachusetts electric generating station for approximately $55 million to NRG Energy, Inc.; its 2.6% (16 mw) share of the W. F. Wyman Unit 4 in Yarmouth, Maine to the Florida based FPL Group for approximately $2.4 million; and its 2.9% share (34 mw) of the Seabrook Station nuclear power plant to the Great Bay Power Corporation, a subsidiary of BayCorp Holdings, Ltd. for $3.2 million. Montaup has also signed agreements for the transfer of power purchase contracts for approximately 170 mw between Montaup and Ocean State Power and for the buyout of its 11% (73 mw) power entitlement from the Pilgrim Nuclear Power Station in Plymouth, Massachusetts. All of the sale and contract transfer agreements are subject to federal and state regulatory approvals, including that of the Nuclear Regulatory Commission with respect to the Seabrook sale. Closing of the non-nuclear sale agreements are anticipated to take place in the first quarter of 1999. The Seabrook sale and Pilgrim buyout are expected to take place later in 1999.

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

Environmental Matters

     Blackstone and other electric utilities owning generating units from which power is obtained are subject to environmental and land use regulations at the federal, state and local levels. The federal Environmental Protection Agency
(EPA), and certain state and local authorities, have jurisdiction over releases of pollutants, contaminants and hazardous substances into the environment and have broad authority to set rules and regulations in connection therewith, such as the Clean Air Act Amendments of 1990, which could require installation of pollution control devices and remedial actions. In 1994, EUA instituted an environmental audit program designed for Montaup and the Retail Subsidiaries, including Blackstone, to ensure compliance with environmental laws and regulations and to identify and reduce liability with respect to those requirements.

     Because of the nature of Blackstone's business, various by-products and substances are produced or handled which are classified as hazardous under the rules and regulations promulgated by such authorities. Blackstone generally provides for the disposal of such substances through licensed contractors, but these statutory provisions may impose joint and several responsibility on the generators of the wastes for cleanup costs. Blackstone has been notified with respect to a number of sites where it may be responsible for such costs, including sites where it may have joint and several liability with other responsible parties. It is the policy of the EUA System companies to notify liability insurers and to initiate claims. However, Blackstone is unable to predict whether liability, if any, will be assumed by, or can be enforced against, the insurance carriers in these matters.

     As of December 31, 1998, Blackstone had incurred costs of approximately $7.7 million in connection with these sites. These amounts have been financed primarily by internally generated cash. Blackstone is currently recovering certain of its incurred environmental costs in rates. As a result of the recoverability in current rates of environmental costs, and the uncertainty regarding both its estimated liability, as well as potential contributions from insurance carriers, Blackstone does not believe that the ultimate impact of environmental costs will be material to its financial position and thus, no loss provision is required at this time.

     Blackstone estimates that additional costs of up to $1.8 million may be incurred at these sites through 1999. Estimates beyond 1999 cannot be made since site studies, which are the basis of these estimates, have not been completed.

     In addition to the previously discussed costs, Blackstone is currently litigating responsibility for clean-up costs and related interest aggregating $5.9 million. The cleanup costs were incurred by the Commonwealth of Massachusetts at a site in which Blackstone has been named as the responsible party. (See Note H of "Notes to Financial Statements" for further discussion.)

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


Year 2000 Issue

     EUA is addressing the Year 2000 issue on an EUA System basis, which includes Blackstone. EUA's Year 2000 Program (the Program) is proceeding on schedule. The Program is addressing the potential impact on computer systems and embedded systems and components resulting from a common software program code convention that utilizes two digits instead of four to represent a year. If not addressed, the year 2000 may be systemically recognized as the year 1900, which could cause system or equipment failures or malfunctions, and ultimately result in disruptions to Company operations.

EUA's State of Readiness:

     To address potential Year 2000 issues, EUA has divided the focus of its Year 2000 Program into three major categories of business activity: the generation and delivery of electricity to customers, the acquisition of goods and services (including purchased power), and, ongoing general and administrative activities relating to the corporate infrastructure and support functions, which includes among other things, billings and collections.

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

Costs to Address EUA's Year 2000 Issues:

     Through December 31, 1998, EUA has incurred costs of approximately $3.0 million to address Year 2000 issues, including approximately $1.5 million of non-incremental labor, $1.2 million of capital expenditures and $300,000 of consulting and other costs. EUA estimates it will incur additional costs approximating $7.0 million during the period January 1, 1999 through March 31, 2000, to complete its resolution of Year 2000 issues including approximately $5.5 million of non-incremental labor, $500,000 of capital expenditures and $1.0 million of consulting and other costs. Because 70% of the total estimated costs associated with the Year 2000 issue relate to non-incremental internal labor, management continues to believe that the Year 2000 will not present a material incremental impact to future operating results or financial condition.

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

     The foregoing constitutes a Year 2000 Statement and Readiness Disclosure subject to the protections afforded by the federal Year 2000 Information and Readiness Disclosure Act of 1998.

New Accounting Standards

     In March 1998, The Accounting Standards Executive Committee of the American Institute of Certified Public Accountants (AICPA) issued Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use (SOP 98-1), effective in 1999. SOP 98-1 provides specific guidance on whether to capitalize or expense costs within its scope. The Company does not expect SOP 98-1 to have a material impact on its financial position or result of operations.

     In June 1998, the Financial Accounting Standards Board issued FAS133, "Accounting for Derivative Instruments and Hedging Activities," which is effective in 2000. This statement requires the recognition of all derivative instruments as either assets or liabilities in the statement of financial position and the measurement of those instruments at fair value. The Company is currently evaluating the impact FAS133 will have on its financial position or results of operations.

Other

     Blackstone occasionally makes forward-looking projections of expected future performance or statements of our plans and objectives. These forward-looking statements may be contained in filings with the SEC, press releases and oral statements. This report contains information about the Company's future business prospects including, without limitation, statements about the potential impact of Year 2000 issues on the Company's financial condition or results. These statements are considered "forward-looking" within the meaning of the Private Securities Litigation Reform Act. These statements are based on the Company's current plans and expectations and involve risks and uncertainties that could cause actual future activities and results of operations to be materially different from those set forth in the forward-looking statements. The Company expressly undertakes no duty to update any forward-looking statement.


Management's Discussion and Analysis of Financial Condition and Review of Operations provides a summary of information regarding the Company's financial condition and results of operation and should be read in conjunction with the "Financial Statements" and "Notes to Financial Statements" in arriving at a more complete understanding of such matters.

                     Financial Table of Contents




  Statements of Income. . . . . . . . . . . . . . . . . . . . . . . . . .   12

  Statements of Retained Earnings. . . . . . . . . . . . . . . . . . . . .  12

  Statements of Cash Flows  . . . . . . . . . . . . . . . . . . . . . . . . 13

  Balance Sheets . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  14

  Statements of Capitalization . . . . . . . . . . . . . . . . . . . . . .  15

  Notes to Financial Statements . . . . . . . . . . . . . . . . . . . . . . 17

  Report of Independent Accountants . . . . . . . . . . . . . . . . . . . . 31



                                    [This page left blank intentionally]



Blackstone Valley Electric Company
Statements of Income
Years Ended December 31,
(In Thousands)



                                                    1998         1997         1996

Operating Revenues                              $ 130,202    $ 140,258    $ 136,911

Operating Expenses:
    Purchased Power (princ. from an affiliate)     80,552       90,327       91,016
    Other Operation and Maintenance                12,069       11,682       11,781
    Affiliated Company Transactions                11,730       10,943       10,092
    Voluntary Retirement Incentive                      0          363            0
    Depreciation                                    6,252        5,725        5,594
    Taxes - Other than Income                       7,594        8,340        8,506
    Income and Deferred Taxes                       3,245        3,326        2,156
      Total Operating Expenses                    121,442      130,706      129,145
Operating Income                                    8,760        9,552        7,766
Allowance for Other Funds Used During
    Construction                                                                 50
Other (Deductions) Income - Net                       (71)         195           30
Income Before Interest Charges                      8,689        9,747        7,846
Interest Charges:
  Interest on Long-Term Debt                        3,030        3,186        3,313
  Other Interest Expense                              869          996          524
  Allowance for Borrowed Funds Used
    During Construction (Credit)                     (115)         (81)         (56)
    Net Interest Charges                            3,784        4,101        3,781
Net Income                                          4,905        5,646        4,065
Preferred Dividend Requirements                       289          289          289
Net Earnings Applicable to Common Stock         $   4,616    $   5,357    $   3,776


Statements of Retained Earnings
Years Ended December 31,
(In Thousands)

                                                    1998         1997         1996

Retained Earnings - Beginning of Year           $  10,981    $   9,121    $   9,934
Net Income                                          4,905        5,646        4,065
      Total                                        15,886       14,767       13,999
Dividends Paid:
  Preferred                                           289          289          289
  Common                                            1,050        3,497        4,589
Retained Earnings - End of Year                 $  14,547    $  10,981    $   9,121


 The accompanying notes are an integral part of the financial statements.

Blackstone Valley Electric Company
Statements of Cash Flows
Years Ended December 31,
(In Thousands)

                                                    1998         1997         1996
CASH FLOW FROM OPERATING ACTIVITIES:
Net Income                                      $   4,905    $   5,646    $   4,065
Adjustments to Reconcile Net Income
  to Net Cash Provided from Operating Activities:
    Depreciation and Amortization                   6,905        6,184        5,976
    Deferred Taxes                                  2,258       (1,667)        (561)
    Investment Tax Credit, Net                       (178)        (181)        (182)
    Allowance for Funds Used During Construction                                (50)
    Other - Net                                    (1,752)      (1,768)        (555)

    Net Changes in Operating Assets and Liabilities:
        Accounts Receivable                        (2,545)         238        2,389
        Materials and Supplies                        (98)         113           66
        Accounts Payable                            5,034       (7,977)        (383)
        Accrued Taxes                                (572)         650         (362)
        Other - Net                                (3,959)       6,762          740

Net Cash Provided from Operating Activities         9,998        8,000       11,143

CASH FLOW FROM INVESTING ACTIVITIES:
        Construction Expenditures                  (5,989)      (3,769)      (4,196)
Net Cash (Used in) Investing Activities            (5,989)      (3,769)      (4,196)

CASH FLOW FROM FINANCING ACTIVITIES:
   Redemptions of Long-Term Debt                   (1,500)      (1,500)      (1,500)
   Common Share Dividends Paid                     (1,050)      (3,497)      (4,589)
   Preferred Dividends Paid                          (289)        (289)        (289)
   Net (Decrease) Increase in Short-Term Debt      (1,400)         665         (524)
Net Cash (Used in) Financing Activities            (4,239)      (4,621)      (6,902)

Net (Decrease) Increase in Cash                      (230)        (390)          45
Cash and Temporary Cash Investments at
    Beginning of Year                                 408          798          753
Cash and Temporary Cash Investments at
    End of Year                                 $     178    $     408    $     798

Cash paid during the year for:
    Interest (Net of Amounts Capitalized)       $   3,243    $   3,436    $   3,390
    Income Taxes                                $   1,957    $   4,906    $   3,301

The accompanying notes are an integral part of the financial statements.

Blackstone Valley Electric Company
Balance Sheets
December 31,
(In Thousands)


ASSETS

                                                                 1998         1997

Utility Plant and Other Investments:
    Utility Plant                                            $ 146,185    $ 141,609
    Less Accumulated Provision for Depreciation                 60,534       55,851
    Net Utility Plant                                           85,651       85,758
    Non-Utility Property - Net                                     196           45
          Total Utility Plant and Other Investments             85,847       85,803
Current Assets:
    Cash and Temporary Cash Investments                            178          408
    Accounts Receivable:
        Customers, Net                                          10,228       11,394
        Accrued Unbilled Revenue                                 2,606        1,584
        Others                                                   4,664        1,631
        Associated Companies                                       169          513
    Plant Materials and Operating Supplies (at average cost)       857          759
    Other Current Assets                                           429          395
          Total Current Assets                                  19,131       16,684
Other Assets (Note A)                                           29,167       28,346
Total Assets                                                 $ 134,145    $ 130,833



LIABILITIES AND CAPITALIZATION

Capitalization:
    Common Equity                                            $  41,658    $  38,092
    Non-Redeemable Preferred Stock                               6,130        6,130
    Long-Term Debt                                              32,000       33,500
        Total Capitalization                                    79,788       77,722
Current Liabilities:
    Long-Term Debt  Due Within One Year                          1,500        1,500
    Notes Payable                                                    0        1,400
    Accounts Payable:
       Public                                                      684          960
       Associated Companies                                     13,642        8,332
    Customer Deposits                                              926        1,049
    Taxes Accrued                                                1,493        2,065
    Dividends Accrued                                               72           72
    Interest Accrued                                               779          842
    Other Current Liabilities                                    4,278        8,017
        Total Current Liabilities                               23,374       24,237
Deferred Credits:
    Unamortized Investment Credit                                2,202        2,380
    Mendon Road Contingency Reserve (Note H)                     7,409        7,065
    Other Deferred Credits                                       8,087        7,532
        Total Deferred Credits                                  17,698       16,977
Accumulated Deferred Taxes                                      13,285       11,897
Commitments and Contingencies (Note H)
Total Liabilities and Capitalization                         $ 134,145    $ 130,833


The accompanying notes are an integral part of the financial statements.


Blackstone Valley Electric Company
Statements of Capitalization
December 31,
(In Thousands)




                                                                 1998         1997

Common Stock, $50 par value, authorized 233,000
    shares, issued and outstanding 184,062 shares            $   9,203    $   9,203
Other Paid-in Capital                                           17,908       17,908
Retained Earnings                                               14,547       10,981
        Total Common Equity                                     41,658       38,092

Non-Redeemable Cumulative Preferred Stock:
    4.25%, $100 par value, 35,000 shares <F1>                    3,500        3,500
    5.60%, $100 par value, 25,000 shares <F2>                    2,500        2,500
    Premium                                                        130          130
        Total Non-Redeemable Cumulative Preferred Stock          6,130        6,130

Long-Term Debt:
    First Mortgage Bonds:
        9 1/2% due 2004 (Series B)                               9,000       10,500
       10.35%  due 2010 (Series C)                              18,000       18,000
    Variable Rate Demand Bonds Due 2014 <F2>                     6,500        6,500
                                                                33,500       35,000
    Less Portion Due Within One Year                             1,500        1,500
        Total Long-Term Debt                                    32,000       33,500
  Total Capitalization                                       $  79,788    $  77,722


<F1>  Authorized, Issued and Outstanding.
<F2>  Weighted average interest rate was 3.6% for 1998 and 3.7% for 1997.

The accompanying notes are an integral part of the financial statements.




                  BLACKSTONE VALLEY ELECTRIC COMPANY
                    NOTES TO FINANCIAL STATEMENTS
                  December 31, 1998, 1997 and 1996


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

     Transactions between Blackstone and other affiliated companies include the following: purchased power costs billed by Montaup of approximately $80,505,000 in 1998, $90,276,000 in 1997, and $90,970,000 in 1996; accounting, engineering and other services rendered by EUA Service of approximately $13,254,000 in 1998, $12,608,000 in 1997, and $11,923,000 in 1996; and operating revenue from the rental of transmission facilities to Montaup of approximately $2,369,000 in 1998, $3,124,000 in 1997, and $2,501,000 in 1996. Transactions with affiliated companies are subject to review by applicable regulatory commissions.

Utility Plant and Depreciation: Utility plant is stated at original cost. The cost of additions to utility plant includes contracted work, direct labor and material, allocable overhead, allowance for funds used during construction and indirect charges for engineering and supervision. For financial statement purposes, depreciation is computed on the straight-line method based on estimated useful lives of the various classes of property. Provisions for depreciation were equivalent to a composite rate of approximately 4.2% in 1998 3.9%, in 1997 and 1996, based on the average depreciable property balances at the beginning and end of each year.

(A)  Nature of Operations and Summary of Significant Accounting Policies:
     (continued)

Allowance for Funds Used During Construction (AFUDC):   AFUDC represents the
estimated cost of borrowed and equity funds used to finance the Company's construction program. In accordance with regulatory accounting, AFUDC is capitalized, as a cost of utility plant, in the same manner as certain general and administrative costs. AFUDC is not an item of current cash income, but is recovered over the service life of utility plant in the form of increased revenues collected as a result of higher depreciation expense. The rate used in calculating AFUDC was 7.1% in 1998 and 1997, and 9.4% in 1996.

Operating Revenues: Revenues are based on billing rates authorized by the RIPUC. The Company follows the policy of accruing the estimated amount of unbilled base rate revenues for electricity provided at the end of each month to match costs and revenues more closely. In 1998, the Company began recording revenues in an amount management believes to be recoverable pursuant to provisions of approved settlement agreements and state legislation. Through 1997, the Company accrued the difference between fuel and purchased power costs incurred and fuel and purchased power costs billed to its customers.

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

 (A)  Nature of Operations and Summary of Significant Accounting Policies:
      (continued)

Other Assets: The components of Other Assets at December 31, 1998 and 1997 are detailed as follows:

(In Thousands)                                     1998                 1997
Regulatory Assets:
     Unamortized losses on reacquired debt         $364             $    394
     Deferred SFAS 109 costs (Note B)             6,595                7,211
     Deferred SFAS 106 costs (Note H)               581                  727
     Mendon Road Judgment (Note H)                6,154                6,154
     Other regulatory assets                      1,575                1,551
         Total regulatory assets                 15,269               16,037
Other deferred charges and assets:
     Unamortized debt expenses                      536                  587
     Mendon Road Escrow (Note H)                  7,408                7,065
     Other                                        5,954                4,657
         Total Other Assets                     $29,167              $28,346

     Regulatory assets represent deferred costs for which future revenues are expected in accordance with regulators. These costs are expensed when the corresponding revenues are received in order to appropriately match revenues and expenses.

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

 (B)  Income Taxes:

  Components of income and deferred tax expense for the years 1998, 1997, and 1996 are as follows:

_________________________________________________________________________________
(In Thousands)                           1998             1997               1996

Federal:
  Current                              $1,173           $5,202             $2,901
  Deferred                              2,172           (1,580)             (531)
  Investment Tax Credit, Net            (178)             (181)             (182)
                                        3,167            3,441              2,188

State:
  Current                                   2                3                  2
  Deferred                                 76             (118)              (34)
                                           78             (115)              (32)
Charged to Operations                   3,245            3,326              2,156

Charged to Other Income:
   Current                               (22)              143                 40
   Total                               $3,223           $3,469             $2,196

     Total income tax expense was different than the amounts computed by applying federal income tax statutory rates to book income subject to tax for the following reasons:
_________________________________________________________________________________
(In Thousands)                           1998             1997               1996

Federal Income Tax Computed
  at Statutory Rates                   $2,845           $3,190              $2,191
(Decreases) Increases in Tax from:
  Equity Component of AFUDC                                                    (17)
  Consolidated Tax Savings                                                     (32)
  Depreciation Differences                226              256                 283
  Amortization of ITC                   (178)             (181)               (182)
  State Taxes, Net of Federal
     Income Tax Benefit                    51              (74)                (21)
  Cost of Removal                         284               285
  Other                                   (5)               (7)                (26)
  Total Income Tax Expense             $3,223           $3,469              $2,196

 (B)  Income Taxes (continued)

     Blackstone adopted Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" (FAS109) which required recognition of deferred income taxes for temporary differences that are reported in different years for financial reporting and tax purposes using the liability method. Under the liability method, deferred tax liabilities or assets are computed using the tax rates that will be in effect when the temporary differences reverse.
Generally, for regulated companies, the change in tax rates may not be immediately recognized in operating results because of rate making treatment and provisions in the Tax Reform Act of 1986. Total deferred tax assets and liabilities for 1998 and 1997 are comprised as follows:

                             Deferred Tax                                    Deferred Tax
                                Assets                                        Liabilities
                                ($000)                                           ($000)

                              1998    1997                                   1998      1997
 Plant Related                                 Plant Related Differences  $14,017   $14,490
  Differences               $1,543   1,489     Deregulation                   844
 Employee Benefit Accruals     650     602     Refinancing Costs              127       138
 Other                       2,036   2,872     Employee Benefit Accruals      681       513
                                               Other                        1,845     1,719
  Total                     $4,229  $4,963      Total                     $17,514   $16,860


    Blackstone has recorded on its Balance Sheets as of December 31, 1998 and 1997 a regulatory liability to ratepayers of approximately $3.6 million and $3.4 million, respectively. This amount primarily represents excess deferred income taxes resulting from the reduction in the federal income tax rate and also includes deferred taxes provided on investment tax credits. Also at December 31, 1998 and 1997, a regulatory asset of approximately $6.6 million and $7.2 million, respectively, has been recorded, representing the cumulative amount of federal income taxes on temporary depreciation differences which were previously flowed through to ratepayers.

(C) Capital Stock:

    There were no changes in the number of shares of common or preferred stock during the years ended December 31, 1998, 1997, and 1996.

    In the event of involuntary liquidation, the holders of non-redeemable preferred stock of Blackstone are entitled to $100 per share plus accrued dividends. In the event of voluntary liquidation, or if redeemed at the option of the Company, each share of the non-redeemable preferred stock is entitled to accrued dividends and to: 4.25% issue, $104.40; 5.60% issue, $103.82.

(C) Capital Stock (continued)

    Under the terms and provisions of the First Mortgage Indenture and of the issues of preferred stock of Blackstone, certain restrictions are placed upon the payment of dividends on common stock by the Company. At the years ended December 31, 1998 and 1997, the respective capitalization ratios were in excess of the minimum which would make these restrictions effective.

(D) Retained Earnings:

    Under the provisions of Blackstone's First Mortgage Indenture, retained earnings in the amount of $9,551,081 were unrestricted as to the payment of cash dividends on its common stock at December 31, 1998.

(E) Long-Term Debt:

    Blackstone's First Mortgage Bonds are collateralized by substantially all of its utility plant.

    Blackstone's Variable Rate Demand Bonds are collateralized by an irrevocable letter of credit which expires on January 21, 2000. The letter of credit permits extensions on an annual basis upon mutual agreement of the bank and Blackstone.

    The aggregate amount of Blackstone's cash sinking fund requirements and maturities for long-term debt for each of the five years following 1998 is $1.5 million in each of 1999 and 2000, and $3.3 million in each of 2001, 2002, and 2003.

(F) Lines of Credit:

    In July 1997, several EUA System companies, including Blackstone, entered into a three-year revolving credit agreement allowing for borrowings in aggregate of up to $145 million from all sources of short-term credit. As of December 31, 1998, various financial institutions have committed up to $75 million under the revolving credit facility. In addition to the $75 million available under the revolving credit facility, EUA System companies maintain short-term lines of credit with various banks totaling $90 million for an aggregate amount available of $165 million. In accordance with the revolving credit agreement, commitment fees are required to maintain certain lines of credit. At December 31, 1998 under the revolving credit agreement, the EUA System had short-term borrowings available of approximately $101.4 million. Blackstone had zero short-term borrowings outstanding at December 31, 1998. During 1998, Blackstone's weighted average interest rate for short-term borrowings was 5.7%.

(G) Fair Value of Financial Instruments:

    The following methods were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate.

    Cash and Temporary Cash Investments: The carrying amount approximates fair value because of the short-term maturity of those instruments.

    Long-Term Debt: The fair value of the Company's long-term debt was based on quoted market prices for such securities.

    The estimated fair values of the Company's financial instruments at December 31, 1998 and 1997 were as follows (In Thousands):

                                             Carrying Amount      Fair Value
                                             1998      1997      1998     1997
    Cash and Temporary Cash Investments      $178      $408      $178     $408
    Long-Term Debt                        $33,500   $35,000   $37,102  $36,363

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

     Total pension (income) expense for the Retirement Plan, including the amount related to the 1997 voluntary retirement incentive offer, for 1998, 1997 and 1996 included the following components ($ In Thousands):

                                           1998       1997       1996
Service cost                               $639       $615       $616
Interest cost                             2,457      2,361      2,264
Expected return on assets                (3,820)    (3,415)    (3,122)
Net amortization:
   Prior service cost                       205        204        203
   Net actuarial (gain)                     (93)       (43)        -
   Transition obligation                    (77)       (77)       (77)
Total periodic pension (income) expense   $(689)     $(355)     $(116)

 (H)  Commitments and Contingencies (continued)

Assumptions used to determine pension cost:

Discount Rate                              7.25%      7.50%      7.25%
Compensation Increase Rate                 4.25%      4.25%      4.25%
Long-Term Return on Assets                 9.50%      9.50%      9.50%

     The discount rate used to determine pension obligations, effective January 1, 1999 was changed from 7.25% to 6.75%. The projected benefit obligation, fair value of assets and funded status of the Retirement Plan cannot be presented separately for Blackstone as it participates in the Retirement Plan with other subsidiaries of EUA.

     The voluntary retirement incentive also resulted in approximately $281,000 of non-qualified pension benefits which were expensed in 1997. At December 31, 1998, approximately $160,000 is included in other liabilities for these unfunded benefits.

     EUA also maintains non-qualified supplemental retirement plans for certain officers of the EUA System (Supplemental Plans). Benefits provided under the Supplemental Plans are based primarily on compensation at retirement date. EUA maintains life insurance on the participants of the Supplemental Plans to fund in whole, or in part, its future liabilities under the Supplemental Plans. For the years ended December 31, 1998, 1997 and 1996, Blackstone's portion of expenses related to the Supplemental Plans were approximately $220,000, $322,000, and $284,000, respectively.

     The Company also provides a defined contribution 401(k) savings plan for substantially all employees. The Company's matching percentage of employees' voluntary contributions to the plan, amounted to approximately $119,000 in 1998, $113,000 in 1997, and $111,000 in 1996.

Post-Retirement Benefits: Retired employees are entitled to participate in health care and life insurance benefit plans. Health care benefits are subject to deductibles and other limitations. Health care and life insurance benefits are partially funded by Blackstone for all qualified employees.

(H)      Commitments and Contingencies (continued)

     The total cost of Post-Retirement Benefits other than Pensions, including the Company's allocated share of EUA Service Corporation costs and the amount related to the 1997 Voluntary Retirement Incentive offer, for 1998, 1997 and 1996 includes the following components ($ In Thousands):

                                                    1998      1997      1996
   Service cost                                     $209      $202      $216
   Interest cost                                   1,074     1,050     1,060
   Expected return on plan assets                   (350)     (221)     (133)
   Net Amortization:
       Net actuarial (gain)                         (185)     (200)     (147)
       Transition obligation                         839       836       835
   Net periodic post-retirement benefit cost       1,587     1,667     1,831
   Voluntary retirement incentive                               40
   Total periodic post-retirement benefit costs   $1,587    $1,707    $1,831

   Assumptions:
     Discount rate                                  7.25%     7.50%     7.25%
     Health care cost trend rate-near-term          6.00%     7.00%     9.00%
     Health care cost trend rate-long-term          5.00%     5.00%     5.00%
     Compensation increase rate                     4.25%     4.25%     4.25%
     Rate of return on plan assets                  7.50%     7.75%     7.50%

Reconciliation of Accumulated Post-Retirement Benefit Obligation

(In Thousands)                                             1998         1997
Beginning of Year Benefit Obligation (January 1)        $11,022      $11,002
Service Cost                                                 86           86
Interest Cost                                               758          763
Participant Contributions                                    18           84
Actuarial Loss (Gain)                                       382         (351)
Disbursements                                              (659)        (562)
End of Year Benefit Obligation (December 31)            $11,607      $11,022

Reconciliation of Fair Value Assets

(In Thousands)                                             1998         1997
Beginning of Year Fair Value of Assets (January 1)       $2,408       $1,573
Actual return on plan assets                                393          154
Company contributions                                     1,159        1,159
Participant contributions                                    18           84
Disbursements                                              (659)        (562)
End of Year Fair Value of Assets (December 31)           $3,319      $ 2,408

(H)  Commitments and Contingencies (continued)

Reconciliation of Funded Status

(In Thousands)                                             1998         1997
Accumulated post-retirement benefit
 obligation (APBO)                                     $(11,607)    $(11,022)
Fair value of plan assets (FVA)                           3,319        2,408
APBO (in excess of) less than FVA (Funded Status)        (8,288)      (8,614)
Unrecognized net transition obligation (asset)            9,951       10,662
Unrecognized net actuarial loss/(gain)                   (5,513)      (5,816)
Net amount recognized                                   $(3,850)     $(3,768)

Effect of 1% Change in Assumed Health Care Cost Trend Rate

                                                         One-Percentage Point
(In Thousands)                                        Increase       (Decrease)
Effect on 1998 Service and                              $188          $(150)
     Interest Cost Components of Net-Periodic cost     1,430         (1,166)
Effect on 1998 Accumulated Post-retirement
     Benefit Obligation

     The discount rate used to determine post-retirement benefit obligations, was changed from 7.25% to 6.75% effective January 1, 1999, and was used to calculate the funded status of Post-Retirement benefits at December 31, 1998.

Environmental Matters: The Comprehensive Environmental Response, Compensation Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, and certain similar state statutes authorize various governmental authorities to seek court orders compelling responsible parties to take cleanup action at disposal sites which have been determined by such governmental authorities to present an imminent and substantial danger to public health and welfare and to the environment because of an actual or threatened release of hazardous substances. Due to the nature of Blackstone's business, various by-products and substances are produced or handled which are classified as hazardous under the rules and regulations promulgated by the EPA as well as state and local authorities. Blackstone generally provides for the disposal of such substances through licensed contractors, but these statutory provisions generally impose potential joint and several responsibility on the generators of the wastes for cleanup costs. Blackstone has been notified with respect to a number of sites where it may be responsible for such costs, including sites where it may have joint and several liability with other responsible parties. It is the policy of Blackstone to notify liability insurers and to initiate claims. However, it is not possible at this time to predict whether liability, if any, will be assumed by, or can be enforced against, the insurance carriers in these matters.

     On December 13, 1994, the United States District Court for the District of Massachusetts (District Court) issued a judgment against Blackstone, finding Blackstone liable to the Commonwealth of Massachusetts (Commonwealth) for the full amount of response costs incurred by the Commonwealth in the cleanup of a by-product of manufactured gas at a site on Mendon Road in Attleboro, Massachusetts. The judgment also found Blackstone liable for interest and litigation expenses calculated to the date of judgment. The total liability is approximately $5.9 million, including approximately $3.6 million in interest which has accumulated since 1985. Due to the uncertainty of the ultimate outcome of this proceeding and anticipated recoverability, Blackstone recorded the $5.9 million District Court judgment as a deferred debit. This amount is included with Other Assets on the Balance Sheet at December 31, 1998 and 1997.

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

     Blackstone appealed the District Court's judgment which was vacated by the First Circuit (Circuit Court) on October 6, 1995. The Circuit Court referred the matter to the EPA to determine whether the chemical substance, ferric ferrocyanide (FFC), contained within the by-product is a hazardous substance. If it were not, then Blackstone may not have to reimburse the Commonwealth for its clean up costs.

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

     On January 28, 1994, Blackstone filed a complaint in the Massachusetts District Court seeking, among other relief, contribution and reimbursement from Stone & Webster Inc. of New York City and several of its affiliated companies (Stone & Webster), and Valley Gas Company of Cumberland, Rhode Island (Valley) for any damages incurred by Blackstone regarding the Mendon Road site. On November 7, 1994, the Court denied motions to dismiss the complaint filed by Stone & Webster and Valley. This proceeding was stayed in December 1995 pending final EPA determination as to whether FFC is a hazardous substance.

     In addition, Blackstone has notified certain liability insurers and has filed claims with respect to the Mendon Road site, as well as other sites. Blackstone reached settlement with one carrier for reimbursement of legal costs related to the Mendon Road case. In January 1996, Blackstone received the proceeds of the settlement.

     As of December 31, 1998, Blackstone had incurred costs of approximately $7.7 million (excluding the $5.9 million Mendon Road judgment) in connection with the investigation and cleanup of these sites. These amounts have been financed primarily by internally generated cash. Blackstone is currently amortizing all of its incurred costs over a five-year period consistent with prior regulatory recovery periods and is recovering certain of those costs in rates. The Company estimates that additional costs of up to approximately $1.8 million (excluding the $5.9 million Mendon Road judgment) may be incurred at these sites through 1999 by it and the other responsible parties. Estimated amounts after 1999 are not now determinable since site studies, which are the basis of these estimates, have not been completed.

     As a result of the recoverability of cleanup costs in rates and the uncertainty regarding both its estimated liability, as well as potential contributions from insurance carriers and other responsible parties, Blackstone does not believe that the ultimate impact of the environmental costs will be material to its financial position and thus, no loss provision is required at this time.

     A number of scientific studies in the past several years have examined the possibility of health effects from electric and magnetic fields (EMF) that are found wherever there is electricity. While some of the studies have indicated some association between exposure to EMF and health effects, many others have
indicated no direct association.   Some states have enacted regulations to
limit the strength of EMF at the edge of transmission line rights-of-way. The Rhode Island legislature has enacted a statute which authorizes and directs the Rhode Island Energy Facility Siting Board to establish rules and regulations governing construction of high voltage transmission lines of 69 kv or more. In addition, an energy facility siting application, in Rhode Island must include, when applicable, any current independent scientific research pertaining to EMF exposure for review by the Board. Management cannot predict the impact, if any, that legislation or other developments concerning EMF may have on Blackstone.

Other: Since early 1997, fourteen plaintiffs brought suit against numerous defendants, including EUA, for injuries and illness allegedly caused by exposure to asbestos over approximately a thirty-year period, at various premises, including some owned by EUA companies. The total damages claimed in all of these complaints is $34 million in compensatory and punitive damages, plus exemplary damages and interest and costs. Each complaint names between fifteen and twenty-eight defendants, including EUA. These complaints have been referred to the applicable insurance companies. Counsel has been retained by the insurers and is actively defending all cases. Four cases have been dismissed as against EUA companies. EUA cannot predict the ultimate outcome of this matter at this time.

                              BLACKSTONE
             Quarterly Financial Information (unaudited)

                      Operating    Operating      Net       Net
($ in Thousands)      Revenues       Income     Income    Earnings

For The Quarters
Ended 1998:
  December 31          $33,049       $1,805    $  940      $  868
  September 30          35,007        2,586     1,617       1,544
  June 30               30,965        1,907       907         835
  March 31              31,181        2,462     1,441       1,369

For The Quarters
Ended 1997:
  December 31          $34,398       $2,770    $1,825      $1,753
  September 30          37,179        2,196     1,113       1,040
  June 30               34,150        2,074     1,011         939
  March 31              34,531        2,512     1,697       1,625


Basic and Diluted Earnings per Average Common Share, Dividends Paid per Common Share and Common Share Market Price information is not meaningful as Blackstone's Common Stock is wholly-owned by Eastern Utilities Associates.


                   Report of Independent Accountants


To the Directors and Shareholder of
Blackstone Valley Electric Company:

In our opinion, the accompanying balance sheets and statements of capitalization present fairly, in all material respects, the financial position of Blackstone Valley Electric (the "Company") at December 31, 1998 and 1997, and its statements of income, retained earnings and cash flows present fairly its results of operations and cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidences supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



PricewaterhouseCoopers LLP


Boston, Massachusetts
March 5, 1999



               [This page is left blank intentionally]