Form 10-K405, Exhibit 13
period 1998-12-31
EASTERN UTILITIES ASSOCIATES; BLACKSTONE VALLEY ELECTRIC CO; EASTERN EDISON CO
filed 1999-03-31
CIK 31224, 12473, 14407

Company Profile

     Eastern Edison Company (Eastern Edison or the Company) is a retail electric utility company. Eastern Edison supplies retail electric service to approximately 185,000 customers in 22 cities and towns in southeastern Massachusetts. The largest communities served are the cities of Brockton and Fall River, Massachusetts. Eastern Edison is a wholly owned subsidiary of Eastern Utilities Associates (EUA). EUA owns directly all of the shares of common stock of Eastern Edison, Blackstone Valley Electric Company (Blackstone) and Newport Electric Corporation (Newport). These EUA subsidiaries are collectively referred to as the Retail Subsidiaries. Blackstone and Newport are retail electric utility companies operating in northern Rhode Island and south coastal Rhode Island, respectively. Eastern Edison owns all of the permanent securities of Montaup Electric Company (Montaup), a generation and transmission company, which supplies electricity to Eastern Edison, to Blackstone, to Newport and to two unaffiliated utilities for resale. EUA also owns directly all of the shares of common stock of EUA Service Corporation (EUA Service), EUA Cogenex Corporation (EUA Cogenex), EUA Energy Investment Corporation (EUA Energy), EUA Ocean State Corporation (EUA Ocean State), EUA Energy Services Corporation (EUA Energy Services), and EUA Telecommunications Corporation (EUA Telecommunications). EUA Service provides various accounting, financial, engineering, planning, data processing and other services to all EUA System companies. EUA Cogenex is an energy services company. EUA Energy was organized to invest in energy related projects. EUA Ocean State owns a 29.9% interest in Ocean State Power's two gas-fired generating units in northern
Rhode Island.   EUA Energy Services owns an interest in a limited liability company which markets energy and energy services. EUA Telecommunications provides telecommunications and information services. The holding company system of EUA, the Retail Subsidiaries, Montaup, EUA Service, EUA Cogenex, EUA Energy, EUA Ocean State, EUA Energy Services, and EUA Telecommunications is referred to as the EUA System. The Core Electric Business consists of the Retail Subsidiaries and Montaup. (See Electric Utility Industry Restructuring for a discussion of changes taking place in the utility industry in the territories served by EUA's Core Electric Business.)

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

     The dividends paid on Eastern Edison's common stock during the past two years are as follows:


                         Dividends Paid                    Dividends Paid
    1998                   Per Share        1997             Per Share

    First Quarter              $2.70        First Quarter        $2.70
    Second Quarter              2.70        Second Quarter        2.70
    Third Quarter               1.45        Third Quarter         2.70
    Fourth Quarter               -0-        Fourth Quarter        2.70

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

                    SELECTED CONSOLIDATED FINANCIAL DATA

                             For the Years Ended December 31,
(In Thousands)                  1998        1997        1996        1995        1994

 ___________________________________________________________________________________
Operating Revenues          $408,230    $435,014    $404,808    $420,069    $418,424
Net Earnings                  27,718      27,059      30,983      31,455      31,395
Total Assets                 831,622     777,124     775,082     739,198     756,045
Capitalization:
 Long-Term Debt-Net          162,550     162,491     222,402     222,313     229,224
 Redeemable Preferred
   Stock-Net                  27,995      27,612      27,035      26,218      25,257
 Common Equity               225,998     218,468     240,213     244,368     225,064
     Total Capitalization   $416,543    $408,571    $489,650    $492,899    $479,545


 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND REVIEW OF OPERATIONS

Overview

     Consolidated Net Earnings were $27.7 million in 1998, an increase of approximately $700,000 or 2.4% from 1997 Net Earnings. Decreased jointly owned unit expenses due largely to the return to service of the Millstone 3 nuclear generating plant in July 1998 and increased kilowatthour (kWh) sales were offset by rate reductions pursuant to approved utility restructuring agreements effective March 1, 1998. See Generation Divestiture below for a discussion of Montaup's agreements to divest of its generation assets and power purchase contracts.

     Consolidated Net Earnings were approximately $27.1 million in 1997, a decrease of $3.9 million or 12.7% as compared to 1996. The 1997 results include the impacts of increased jointly owned units expenses, primarily related to the extended Millstone 3 outage, and increased expenses due to a June 1997 voluntary retirement incentive offer (VRI) discussed below.

Proposed Merger Agreement

     On February 1, 1999, EUA and New England Electric System (NEES) announced a merger agreement under which NEES will acquire all outstanding shares of EUA for $31 per share in cash. The merger agreement, which is subject to the approval of EUA shareholders and various regulatory agencies, values the equity of EUA at approximately $634 million, which represents a 23% premium above the price of EUA shares on December 4, 1998, the last trading day before other regional merger announcements affected EUA's share price. Closing of the merger is expected to occur by early 2000.

kWh Sales

     KWh sales in 1998 increased by 2.5% as compared to 1997. This increase was led by sales to industrial and commercial classes of 5.4% and 3.4%, respectively. KWh sales in 1997 increased less than 1% compared to 1996.

Comparison of Financial Results

Operating Revenues

     Operating Revenues of approximately $408.2 million decreased by $26.8 million in 1998 due to the following: Generation related revenues decreased by $24.6 million as a result of restructured rates, which provided rate reductions to all of EUA's retail customers, pursuant to electric industry restructuring legislation and settlement agreements effective March 1, 1998. Of this decrease, $21.5 million relates to decreased fuel and purchased power expenses in 1998. The remaining change in generation related revenues was due to the net impacts of rate reductions and accrued revenues as prescribed in the previously mentioned settlement agreements. Distribution revenues decreased by $3.6 million in 1998 due to the net impacts of restructured rates, a 2.5% increase in kilowatthour sales and a $2.0 million increase in conservation and load management (C&LM) recoveries.

     Operating Revenues of approximately $435.0 million increased approximately $30.2 million or 7.5% in 1997 as compared to 1996. This change was primarily due to increased recoveries of purchased power, fuel and C&LM expenses aggregating approximately $23.2 million. Also impacting revenues was increased base rate recoveries and increased short-term contract demand sales.

1997 Voluntary Retirement Incentive

     In June of 1997, an early retirement offer was accepted by a group of employees who were eligible for, but not offered a VRI completed in 1995, resulting in a charge of approximately $700,000 (approximately $500,000 after-tax) to second quarter 1997 earnings.

Expenses

     The Company's most significant expense items continue to be fuel and purchased power expenses which together comprised about 58% of total operating expenses for 1998.

     Fuel expense decreased by approximately $10.9 million or 9.9% in 1998 as compared to 1997. Increased nuclear generation and a 17.1% decrease in the cost of fossil fuels resulted in an 18.7% decrease in the average cost of fuel compared to 1997. Somewhat offsetting the decrease in the average price of fuel was a 9.5% increase in total energy generated and purchased in 1998 compared to 1997. Fuel expense increased by approximately $18.6 million or 20.1% as compared to 1996. Outages of nuclear units in 1997 contributed to a greater dependence on higher cost fossil fuels for energy requirements, resulting in an increase in average fuel costs of 16.3% in 1997. Also impacting fuel expense was an increase in total energy generated and purchased of 4.6% in 1997.

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

     Other O&M expenses, including affiliated company transactions, decreased
by $13.1 million or 12.4% in 1998 as compared to 1997.   Jointly-owned units
expenses decreased approximately $9.4 million in 1998, due largely to the return to service of the Millstone 3 Nuclear unit in July 1998 and decreased expenses of Canal Unit 2 and Seabrook I. Also, charges from other utilities decreased approximately $1.9 million, Other Post-Retirement Benefits and Pension expenses decreased approximately $300,000 collectively due to personnel reductions in 1998, and storm related expenses decreased as a result of an April 1997 storm which struck Eastern Edison's service territory. These 1998 decreases were offset by increased C&LM expense of approximately $2.0 million consistent with provisions of electric utility industry restructuring legislation in Massachusetts. Other O&M expenses, including affiliated company transactions, increased approximately $14.1 million or 15.3% in 1997. This change was primarily due to increased jointly owned unit expense of approximately $9.0 million, of which $5.0 million was related to the Millstone 3 outage and the remainder was due to increased expenses related to the scheduled maintenance outages at the Canal and Seabrook units. Also impacting the change was increased C&LM expenses of approximately $1.8 million, increased legal expenses of approximately $1.3 million and $1.2 million of transmission expenses related to new transmission tariffs implemented by FERC in 1997 to accommodate utility industry restructuring.

     Depreciation and Amortization expense increased by approximately $2.1 million or 7.8% in 1998 versus 1997. This increase was due largely to amortization of certain regulatory assets pursuant to restructuring settlement agreements.

     Eastern Edison's effective tax rate for 1998 was approximately 37.5% compared to 34.4% for 1997. The effects of accelerated reversal of differences pursuant to restructuring settlement agreements were offset somewhat by the reversal of unamortized investment tax credits related to Canal 2 at the time of its sale, which occurred on December 30, 1998.

     Other Income and (Deductions) - Net decreased by approximately $800,000 in 1998 as compared to 1997. This decrease is due largely to the 1997 favorable resolution of a Massachusetts corporate income tax dispute. Also contributing to the 1998 decrease were non-operating expenses of $1.0 million related to Montaup's divestiture efforts and approximately $800,000 of expenses related to opposition of a 1998 Massachusetts referendum to repeal deregulation legislation.

     Net Interest charges decreased by approximately $700,000 or 4.0% in 1998 compared to 1997. Interest on long term debt decreased as a result of the maturities of Eastern Edison's $20 million 5 7/8% First Mortgage Bonds in May 1998 and $40 million 5 3/4% First Mortgage Bonds in July 1998. This decrease was partially offset by interest expense on increased short term borrowings, which were used to finance Eastern Edison's long-term debt maturities.

Financial Condition and Liquidity

     Eastern Edison's and Montaup's need for permanent capital is primarily related to the construction of facilities required to meet the needs of existing and future customers. For 1998, 1997 and 1996, Eastern Edison's and Montaup's combined cash construction expenditures were $14.0 million, $15.7 million, and $26.0 million, respectively. Internally generated funds provided approximately 791%, 123%, and 118% of these combined cash construction requirements in 1998, 1997 and 1996, respectively.

     Cash construction expenditures are expected to be approximately $21.3 million in 1999, $20.1 million in 2000, $20.6 million in 2001, and are expected to be financed with internally generated funds.

     In the utility industry, cash construction requirements not met with internally generated funds are obtained through short-term borrowings which are
ultimately funded with permanent capital.   In July 1997, several EUA System
companies, including Eastern Edison and Montaup, entered into a three-year revolving credit agreement allowing for borrowings in aggregate of up to $145 million from all sources of short-term credit. As of December 31, 1998, various financial institutions have committed up to $75 million under the revolving credit facility. In addition to the $75 million available under the revolving credit facility, EUA System companies maintain short-term lines of credit with various banks totaling $90 million for an aggregate amount available of $165 million. At December 31, 1998, under the revolving credit agreement the EUA System had unused short-term lines of credit of approximately
$101.4 million.   At December 31, 1998, Eastern Edison and Montaup had zero
outstanding short-term debt.

     During 1998, Eastern Edison used available funds and short-term borrowings to fund $60 million of long-term debt maturities. On December 30, 1998, Montaup received $75.9 million of proceeds from the sale of its 50% ownership share of the Canal 2 Generating Station to Southern Energy and redeemed $55 million of Montaup debenture bonds and paid a special dividend to its parent company, Eastern Edison. Eastern Edison used these proceeds to repay its outstanding short-term debt and make short-term investments of $25.6 million. In January 1999, Eastern Edison used those investments to retire 551,956 shares of its outstanding, $25 par value, common shares at a price of $41.67 per share.

     In addition to construction expenditures, projected requirements for maturing long-term debt securities through 2003 are $35 million in 2002 and $48
million in 2003.   The Company has no sinking fund requirements through 2002, and $1.5 million in 2003. Eastern Edison is exposed to minimal interest rate risk, given that all of its outstanding long-term debt is fixed-rate. Refer to the Statements of Capitalization for a listing of Eastern Edison's debt.

     See Generation Divestiture below.

Electric Utility Industry Restructuring

     Legislation enacted in Rhode Island in 1996 and Massachusetts in 1997 along with approved electric utility industry restructuring settlement agreements in both states and at the federal level granted EUA's Rhode Island and Massachusetts electric customers with choice of electricity supplier and rate reductions commencing January 1, 1998 and March 1, 1998, respectively. Until a customer chooses an alternative supplier, that customer will receive standard offer service from the retail distribution company. Blackstone and Newport are required to arrange for standard offer service through December
31, 2009 and Eastern Edison must arrange for this service through February 28, 2005. Under the approved settlement agreements, Montaup had guaranteed standard offer supply at a fixed price schedule for the duration of the standard offer periods and Blackstone, Newport and Eastern Edison agreed to subject their standard offer requirements to a competitive bidding process in which competitive suppliers would bid against the guaranteed price. Through its successful divestiture process, combined with a competitive bidding process conducted in late 1998, Montaup has assigned 100% of its standard offer obligation to purchasers of its generating assets. The guaranteed standard offer price will increase over time to encourage customers to leave standard offer service and enter the competitive power supply market.

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

     On January 5, 1999, EUA announced that Montaup had agreed to transfer its remaining non-nuclear power purchase contracts (amounting to approximately 177 mw) to Constellation Power Source, Inc. In addition, Montaup has entered into agreements to sell: its 160-mw Somerset, Massachusetts electric generating station for approximately $55 million to NRG Energy, Inc.; its 2.6% (16 mw) share of the W. F. Wyman Unit 4 in Yarmouth, Maine to the Florida based FPL Group for approximately $2.4 million; and its 2.9 percent share (34 mw) of the Seabrook Station nuclear power plant to the Great Bay Power Corporation, a subsidiary of BayCorp Holdings, Ltd. for $3.2 million. Montaup has also signed agreements for the transfer of power purchase contracts for approximately 170 mw between Montaup and Ocean State Power and for the buyout of its 11% (73 mw) power entitlement from the Pilgrim Nuclear Power Station in Plymouth, Massachusetts. All of the sale and contract transfer agreements are subject to federal and/or state regulatory approvals, including that of the Nuclear Regulatory Commission with respect to the Seabrook sale. Closing of the non-nuclear sale agreements are anticipated to take place in the first quarter of 1999. The Seabrook sale and Pilgrim buyout are expected to take place later in 1999.

     Also, the sale of EUA's 50 percent share (280 mw) of Unit 2 of the Canal Generating Station in Sandwich, Massachusetts to Southern Energy for $75 million, which was announced in May 1998, was completed on December 30, 1998, and the sale of two diesel-powered generating units (totaling approximately 16
mw) owned by Newport to Illinois-based Wabash Power Equipment Co. for $1.5 million closed on October 1, 1998.

     Montaup's remaining generating capacity includes approximately 46 mw from its 4.0% joint ownership share of Millstone 3 nuclear unit and 12 mw from its 2.25% equity ownership of the Vermont Yankee nuclear facility.

Environmental Matters

     Eastern Edison, Montaup and other electric utilities owning generating units from which power is obtained are subject to environmental and land use regulations at the federal, state and local levels. The federal Environmental Protection Agency (EPA), and certain state and local authorities, have jurisdiction over releases of pollutants, contaminants and hazardous substances into the environment and have broad authority to set rules and regulations in connection therewith, such as the Clean Air Act Amendments of 1990, which could require installation of pollution control devices and remedial actions. In 1994, EUA instituted an environmental audit program to ensure compliance with environmental laws and regulations and to identify and reduce liability with respect to those requirements.

     Because of the nature of Eastern Edison's and Montaup's business, various by-products and substances are produced or handled which are classified as hazardous under the rules and regulations promulgated by such authorities. Eastern Edison and Montaup typically provide for the disposal of such substances through licensed contractors, but statutory provisions may impose joint and several responsibility on the generators of the wastes for cleanup costs. Montaup has been notified with respect to one site, where it may be responsible for such costs, and Eastern Edison may be considered an innocent downgradient landowner, pursuant to Massachusetts regulations, of another site requiring cleanup. It is the policy of Eastern Edison and Montaup to notify liability insurers and to initiate claims related to such costs. However, Eastern Edison and Montaup are unable to predict whether liability, if any, will be assumed by, or can be enforced against, insurance carriers in these matters.

     As of December 31, 1998, Eastern Edison and Montaup have incurred minimal costs in connection with these sites. Eastern Edison and Montaup estimate that additional costs of up to $700,000 may be incurred at these sites through 1999. Estimates beyond 1999 cannot be made since site studies, which are the basis of these estimates, have not been completed. Eastern Edison and Montaup does not believe that the ultimate impact of environmental costs will be material to its financial position and thus, no loss provision is required at this time.

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

Nuclear Power Issues

     Montaup has a 4.01% ownership interest in Millstone 3, a 1,154-mw nuclear unit that is jointly owned by a number of New England utilities, including subsidiaries of Northeast Utilities (Northeast). Subsidiaries of Northeast are the lead participants in Millstone 3. On March 30, 1996, it was necessary to shut down the unit following an engineering evaluation which determined that four safety-related valves would not be able to perform their design function during certain postulated events.

     In October 1996, the NRC, which had raised numerous issues with respect to Millstone 3 and certain of the other nuclear units in which Northeast and its subsidiaries, who either individually or collectively have the largest ownership shares, informed Northeast that it was establishing a Special Projects Office to oversee inspection and licensing activities at Millstone. The Special Projects Office was responsible for (1) licensing and inspection activities at Northeast's Connecticut plants, (2) oversight of an Independent Corrective Action Verification Program, (3) oversight of Northeast's corrective actions related to safety issues involving employee concerns, and (4) inspections necessary to implement NRC oversight of the plant's restart activities. Also, the NRC directed Northeast to submit a plan for disposition of safety issues raised by employees and retain an independent third-party to oversee implementation of this plan.

     On April 8, 1998, Northeast announced that Millstone 3 was ready for NRC inspection indicating that virtually all of the restart-required physical work had been completed. On June 29, 1998, the NRC authorized Northeast to begin restart activities of Millstone 3. The authorization was given after the NRC staff verified that several final technical and programmatic issues were resolved. Millstone 3 was restarted during the first week of July, and on July 14, 1998, Millstone 3 returned to full power operations. The NRC will continue to closely monitor Millstone 3's performance.

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

     On August 31, 1998, a FERC law judge rejected Connecticut Yankee's plan to decommission the plant. The judge claimed that estimates of clean-up costs were flawed and certain restoration costs were not supported. The judge also said Connecticut Yankee could not pass on spent fuel storage costs to rate-payers. The judge recommended that Connecticut Yankee withdraw its decommissioning plan and submit a new plan which addresses the issues cited by him. FERC will review the judge's recommendations and issue a decision on this case in the coming months. If FERC concurs with the judge's recommendation, this may result in a write down of certain of Connecticut Yankee plant investments. Montaup cannot predict the ultimate outcome of FERC's review.

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

     On November 6, 1997, Maine Yankee submitted an estimate of its costs, including recovery of unamortized plant investment (including fuel), to FERC reflecting the fact that the plant was no longer operating and had entered the decommissioning phase. On January 14, 1998, FERC accepted the new rates, subject to refund, and amounts of Maine Yankee's collections for decommissioning. FERC also granted intervention requests and ordered a public hearing on the prudency of Maine Yankee's decision to shut down the plant and on the reasonableness of the proposed rate amendments. On January 19, 1999, Maine Yankee and the active intervening parties, including the Secondary Purchasers, filed an Offer of Settlement with FERC which was supported by FERC trial staff on February 8, 1999. Upon commission approval, this agreement will constitute full settlement of issues raised in this proceeding.

     As a result of the August 1997 shutdown, Montaup and the other equity owners had been notified by the Secondary Purchasers that they would no longer make payments for purchased power to Maine Yankee. The Secondary Purchase Contracts are between the equity owners as a group and 30 municipalities throughout New England. At present, the equity owners are making payments to Maine Yankee to cover the payments that would be made by the municipals. Prior to shutdown, the municipals had been assigned 0.41% of Montaup's 4.0% share and Montaup had retained a 3.59% share.

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

Year 2000 Issue

     EUA is addressing the Year 2000 issue on an EUA System basis, which includes Eastern Edison and Montaup. EUA's Year 2000 Program (the Program) is proceeding on schedule. The Program is addressing the potential impact on computer systems and embedded systems and components resulting from a common software program code convention that utilizes two digits instead of four to represent a year. If not addressed, the year 2000 may be systemically recognized as the year 1900, which could cause system or equipment failures or malfunctions, and ultimately result in disruptions to Company operations.

EUA's State of Readiness:

     To address potential Year 2000 issues, EUA has divided the focus of its Year 2000 Program into three major categories of business activity: the generation and delivery of electricity to customers, the acquisition of goods and services (including purchased power) and, ongoing general and administrative activities relating to the corporate infrastructure and support functions, which includes among other things, billings and collections.

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

Other

     A pending class action, filed on March 2, 1998, in the Massachusetts Supreme Judicial Court naming all Massachusetts electric distribution companies, including Eastern Edison, and certain Massachusetts state agencies as defendants, seeks to invalidate certain sections of the Electric Utility Restructuring Act of 1997. The Act directs the Massachusetts Department of Telecommunications and Energy to impose mandatory charges on all electricity sold to customers, except those served by a municipal lighting plant, to fund energy efficiency activities and to promote renewable energy projects. In addition to declaratory judgment, plaintiffs seek remittance of monies paid to each distribution company by customers along with any interest earned. The outcome of this class action is unknown at this time, however, Eastern Edison is vigorously defending the lawsuit.

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

                     Financial Table of Contents




  Consolidated Statements of Income. . . . . . . . . . . . . . . . . . . . . 16

  Consolidated Statements of Retained Earnings . . . . . . . . . . . . . . . 16

  Consolidated Statements of Cash Flow  . . . . . . . . . . . . . . . . . .  17

  Consolidated Balance Sheets . . . . . . . . . . . . . . . . . . . . . . .  18

  Consolidated Statements of Capitalization . . . . . . . . . . . . . . . .  19

  Notes to Consolidated Financial Statements . . . . . . . . . . . . . . . . 21

  Report of Independent Accountants . . . . . . . . . . . . . . . . . . . .  38




               [This page left blank intentionally]


Eastern Edison Company and Subsidiary
Consolidated Statements of Income
Years Ended December 31,
(In Thousands)


                                              1998         1997         1996
Operating Revenues:
   From Affiliated Companies              $ 114,248    $ 127,882    $ 127,981
   Other                                    293,982      307,132      276,827
     Total Operating Revenues               408,230      435,014      404,808
Operating Expenses:
   Fuel                                      99,775      110,717       92,159
   Purchased Power - Demand                 108,889      119,434      118,843
   Other Operation and Maintenance           64,806       78,232       66,311
   Affiliated Company Transactions           28,397       28,119       25,908
   Voluntary Retirement Incentive                 0          737
   Depreciation and Amortization             29,636       27,489       26,810
   Taxes - Other than Income                 10,780       10,844       10,705
              - Income                       19,834       14,247       16,058
         Total Operating Expenses           362,117      389,819      356,794
Operating Income                             46,113       45,195       48,014
Equity in Earn. of Jointly Owned Companies    1,390        1,599        1,587
Allowance for Other Funds Used During
   Construction                                 173          162          365
Other (Deductions) Income - Net                (130)         666        1,583
Income Before Interest Charges               47,546       47,622       51,549
Interest Charges:
   Interest on Long-Term Debt                13,072       15,006       15,233
   Other Interest Expense                     5,029        3,792        3,653
   Allowance for Borrowed Funds Used During
       Construction (Credit)                   (261)        (223)        (308)
         Net Interest Charges                17,840       18,575       18,578
Net Income                                   29,706       29,047       32,971
Preferred Dividend  Requirements              1,988        1,988        1,988
   Consolidated Net Earnings Applicable
         to Common Stock                  $  27,718    $  27,059    $  30,983


Consolidated Statements of Retained Earnings
Years Ended December 31,
(In Thousands)
                                              1998         1997         1996

Retained Earnings - Beginning of Year     $  98,979    $ 120,724    $ 124,878
Net Income                                   29,706       29,047       32,971
Amortization of Preferred Stock Redemption     (383)        (577)        (817)
      Total                                 128,302      149,194      157,032
Dividends Paid:
  Preferred                                   1,988        1,988        1,988
  Common                                     19,805       48,227       34,320
Retained Earnings - End of Year           $ 106,509    $  98,979    $ 120,724

   The accompanying notes are an integral part of the financial statements.

Eastern Edison Company and Subsidiary
Consolidated Statements of Cash Flows
Years Ended December 31,
(In Thousands)



                                              1998         1997         1996
CASH FLOW FROM OPERATING ACTIVITIES:
Net Income                                $  29,706    $  29,047    $  32,971
Adjustments to Reconcile Net Income
  to Net Cash Provided by Operating Act.:
       Depreciation and Amortization         31,091       28,592       28,607
       Amortization of Nuclear Fuel           1,265        1,067        1,676
       Deferred Taxes                       (17,279)      (4,872)       5,217
       Investment Tax Credit, Net            (2,817)        (935)        (939)
       All. for Funds Used During Const.       (173)        (162)        (365)
       Other - Net                            2,524       (4,215)      (2,333)
Changes to Operating Assets and Liabilities:
       Accounts Receivable                   (8,264)      10,038       (1,862)
       Fuel, Materials and Supplies          (1,982)       2,666          673
       Accounts Payable                          60        3,088          186
       Accrued Taxes                         15,036         (653)        (241)
       Other - Net                            1,284       (2,282)       9,266
Net Cash Provided from Operating Activities  50,451       61,379       72,856

CASH FLOW FROM INVESTING ACTIVITIES:
    Construction Expenditures               (14,047)     (15,662)     (26,006)
    Proceeds from Div. of Generation Assets  75,307
    Decrease in Other Investments               248          219          148
    Net Cash Provided
        From (Used in) Investing Activities  61,508      (15,443)     (25,858)

CASH FLOW FROM FINANCING ACTIVITIES:
   Redemptions of Long-Term Debt            (60,000)           0       (7,000)
   Common Stock Dividends Paid              (19,805)     (48,227)     (34,320)
   Preferred Dividends Paid                  (1,988)      (1,988)      (1,988)
   Net (Dec.) Inc. in Short Term Debt        (4,675)       2,635       (2,118)
   Net Cash (Used in) Financing Activities  (86,468)     (47,580)     (45,426)

   Net Increase (Decrease) in Cash
   and Temporary Cash Investments            25,491       (1,644)       1,572

   Cash and Temporary Cash Investments at
     Beginning of Year                          461        2,105          533

   Cash and Temporary Cash Investments at
     End of Year                          $  25,952    $     461    $   2,105


  Cash paid during the year for:
     Interest (Net of Amts Capitalized)   $  16,188    $  13,993    $  15,241
     Income Taxes                         $  22,446    $  21,291    $  13,267



The accompanying notes are an integral part of the financial statements.

Eastern Edison Company and Subsidiary
Consolidated Balance Sheets
December 31,
(In Thousands)

ASSETS

                                                           1998         1997
Utility Plant and Other Investments:
   Utility Plant                                       $ 744,593    $ 825,238
   Less Accumulated Provision for Depreciation           252,301      279,711
   Net Utility Plant                                     492,292      545,527
   Non-Utility Property - Net                              2,488        2,705
   Investment in Jointly Owned Companies                  12,881       13,524
   Other Investments (at cost)                                56           55
         Total Utility Plant and Other Investments       507,717      561,811
Current Assets:
   Cash and Temporary Cash Investments                    25,952          461
   Accounts Receivable:
       Customers                                          25,175       27,801
       Others                                             13,155        4,486
       Accrued Unbilled Revenue                            6,226        8,490
       Associated Companies                               18,628       14,143
   Fuel (at average cost)                                  5,971        4,248
   Plant Matls and Op. Supplies (at average cost)          3,994        3,734
   Prepayments and Other Current Assets                    4,754        3,688
       Total Current Assets                              103,855       67,051
Other Assets (Note A)                                    220,050      148,262
Total Assets                                           $ 831,622    $ 777,124

 LIABILITIES AND CAPITALIZATION
Capitalization:
   Common Equity                                       $ 225,998    $ 218,468
   Redeemable Preferred Stock - Net                       29,665       29,665
   Preferred Stock Redemption Cost                        (1,670)      (2,053)
   Long-term Debt - Net                                  162,550      162,491
       Total Capitalization                              416,543      408,571
Current Liabilities:
   Long-term Debt Due Within One Year                          0       60,000
   Notes Payable                                               0        4,675
   Accounts Payable:
      Public                                              25,502       27,113
      Associated Companies                                 8,987        7,317
   Customer Deposits                                       1,408        1,258
   Taxes Accrued                                          17,361        2,325
   Interest Accrued                                        3,561        4,923
   Other Current Liabilities                              17,317       13,753
     Total Current Liabilities                            74,136      121,364
Other Liabilities                                         58,502       68,345
Deferred Credits:
   Unamortized Investment Credit                          13,150       15,967
   Other Deferred Credits                                149,648       23,402
     Total Deferred Credits                              162,798       39,369
Accumulated Deferred Taxes                               119,643      139,475
Commitments and Contingencies (Note J)
Total Liabilities and Capitalization                   $ 831,622    $ 777,124


The accompanying notes are an integral part of the financial statements.

Eastern Edison Company and Subsidiary
Consolidated Statements of Capitalization
December 31,
(In Thousands)


                                                           1998         1997
Common Stock:
  $25 par value, authorized, issued and outstanding
     2,891,357 shares                                  $  72,284    $  72,284
   Other Paid-In Capital                                  47,249       47,249
   Common Stock Expense                                      (44)         (44)
   Retained Earnings                                     106,509       98,979
       Total Common Equity                               225,998      218,468
Redeemable Preferred Stock:
   6 5/8%, $100 par value, 300,000 shares (1)             30,000       30,000
   Expense, Net of Premium                                  (335)        (335)
   Preferred Stock Redemption Cost                        (1,670)      (2,053)
       Total Redeemable Preferred Stock                   27,995       27,612
Long-Term Debt:
   First Mortgage and Collateral Trust Bonds:
   5 7/8% due 1998                                             0       20,000
   6 7/8% due 2003                                        40,000       40,000
   8% due 2023                                            40,000       40,000
   5 3/4% due 1998                                             0       40,000
   6.35% due 2003                                          8,000        8,000
    7.78% Secured Medium-Term Notes due 2002              35,000       35,000
   Pollution Control Revenue Bond:
    5 7/8% due 2008                                       40,000       40,000
Unamortized (Discount) - Net                                (450)        (509)
                                                         162,550      222,491
Less Portion Due Within One Year                               0       60,000
       Total Long-Term Debt                              162,550      162,491
Total Capitalization                                   $ 416,543    $ 408,571


(1)  Authorized, Issued and Outstanding.

The accompanying notes are an integral part of the financial statements.



                 EASTERN EDISON COMPANY AND SUBSIDIARY
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   December 31, 1998, 1997, and 1996

(A)  Nature of Operations and Summary of Significant Accounting Policies:

General: Eastern Edison Company (Eastern Edison or the Company) and its wholly owned subsidiary, Montaup Electric Company (Montaup) are principally engaged in the generation, transmission, distribution and sale of electric energy. See Generation Divestiture below for a discussion of Montaup's divestiture of generating capacity.

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


(A) Nature of Operations and Summary of Significant Accounting Policies:
    (continued)

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

     Transactions between Montaup and other affiliated companies include the following: sales of electricity by Montaup to Blackstone Valley Electric Company (Blackstone) and Newport Electric Corporation (Newport) aggregating approximately $114,248,000 in 1998, $127,882,000 in 1997, and $127,536,000 in
1996; accounting, engineering and other services rendered by EUA Service Corporation to Eastern Edison and Montaup of approximately $33,287,000, $32,190,000 and $30,886,000, in 1998, 1997 and 1996, respectively; and
operating expense from the rental of transmission and generation facilities by Blackstone and Newport to Montaup aggregating approximately $3,559,000 in 1998, $4,197,000 in 1997, and $3,960,000 in 1996. Transactions with affiliated companies are subject to review by applicable regulatory commissions.

Utility Plant and Depreciation: Utility plant is stated at original cost. The cost of additions to utility plant includes contracted work, direct labor and material, allocable overhead, allowance for funds used during construction and indirect charges for engineering and supervision. For financial statement purposes, depreciation is computed on the straight-line method based on estimated useful lives of the various classes of property. Provisions for depreciation, on a consolidated basis, were equivalent to a composite rate of approximately 3.4% in 1998, and 3.2% in 1997 and 1996 based on the average depreciable property balances at the beginning and end of each year. Beginning in 1998, coincident with billing a contract termination charge (CTC) to its retail affiliates, Montaup commenced recovery of its investment in generation related assets through the CTC over a twelve-year period. The difference between the annual recovery and annual depreciation expense pursuant to Generally Accepted Account Principles is being deferred.

Allowance for Funds Used During Construction (AFUDC): AFUDC represents the estimated cost of borrowed and equity funds used to finance Eastern Edison's and Montaup's construction program. In accordance with regulatory accounting, AFUDC is capitalized, as a cost of utility plant, in the same manner as certain general and administrative costs. AFUDC is not an item of current cash income, but is recovered over the service life of utility plant in the form of increased revenues collected as a result of higher depreciation expense. The combined rate used in calculating AFUDC was 8.3% in 1998, 8.2% in 1997, and 8.9% in 1996.

Operating Revenues: Revenues are based on billing rates authorized by applicable federal and state regulatory commissions. Eastern Edison accrues the estimated amount of unbilled revenues at the end of each month to match costs and revenues more closely. Montaup recognizes revenues when billed. In 1998, Eastern Edison and Montaup also began recording revenues in an amount management believes to be recoverable pursuant to provisions of approved settlement agreements and the Massachusetts Electric Industry Restructuring Act.

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

Other Assets: The components of Other Assets at December 31, 1998 and 1997 are detailed as follows:

(In Thousands)                                     1998         1997
Regulatory Assets:
  Unamortized losses on reacquired debt         $10,338      $11,588
  Unrecovered plant and
    decommissioning cost                         66,934       68,345
  Deferred SFAS 109 costs (Note B)               40,279       46,806
  Deferred SFAS 106 costs (Note J)                7,900        1,726
  Unrecovered CTC assets                         33,161
  Accrued CTC assets                             32,198
  Other regulatory assets                        13,641        5,875
    Total regulatory assets                     204,451      134,340
Other deferred charges and assets:
  Unamortized debt expenses                       1,809        2,092
  Other                                          13,790       11,830
    Total Other Assets                         $220,050     $148,262

     Regulatory assets represent deferred costs for which future revenues are expected in accordance with regulatory precedent. These costs are expensed when the corresponding revenues are received in order to appropriately match revenues and expenses.

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

Generation Divestiture: Terms of approved electric utility restructuring settlement agreements provide that Montaup exit the electric generation business. Through separately negotiated agreements, Montaup has agreements to divest all of its generation assets and power purchase contracts, with the exception of its 4.0% (46 mw) ownership interest in the Millstone 3 nuclear station and its 12-mw entitlement from Vermont Yankee. All of the agreements are subject to approval of various state and federal regulatory agencies.

     Montaup has agreed to sell generating assets totaling 509 mw to various parties for $133.2 million in aggregate. The net proceeds from the sales, as defined in the settlement agreements, will be recorded as a regulatory liability at the time of sale and will be returned to customers via a Residual Value Credit (RVC) through the year 2009.

     Montaup has also agreed to make contribution payments to two parties in exchange for their assumption of all future obligations under six purchased power contracts. These fixed monthly payments ranging from $850,000 to $2.6 million, will be made from the effective date through 2009. Montaup may be required to record a liability for these fixed contributions, but in such an event would record a regulatory asset for a like amount due to recoverability. In addition, Montaup agreed to a buyout of its obligations under the Pilgrim Nuclear purchased power contract in conjunction with the sale of the unit by Boston Edison Co. (BEC) to Entergy Nuclear Generating Co. (Entergy). This agreement provides for a buyout payment by EUA to BEC of $115.8 million, assuming a June 30, 1999 closing, along with a short-term, fixed-price purchased power agreement with Entergy for declining shares of the unit's output beginning with 11% in 1999 and ending with 5.5% in 2004. Entergy will assume all future operating and decommissioning obligations.

     Montaup will continue to attempt to sell and/or transfer its minority interests in Millstone 3 and Vermont Yankee. Until such time as these units are divested, Montaup will share 80% of the operating costs and revenues associated with the units with customers and 20% with shareholders.

(B)  Income Taxes:

     Components of income tax expense for the years 1998, 1997, and 1996 are as follows:

_________________________________________________________________________
(In Thousands)                           1998       1997       1996

Federal:
  Current                             $32,348    $16,427     $9,111
  Deferred                            (15,575)    (4,031)     5,152
  Investment Tax Credit, Net           (1,301)      (935)      (939)
                                       15,472     11,461     13,324
State:
  Current                               5,177      3,505      2,612
  Deferred                               (815)      (719)       122
                                        4,362      2,786      2,734
Charged to Operations                  19,834     14,247     16,058
Charged to Other Income:
  Current                                 444      1,175      1,233
  Deferred                               (921)      (219)       (67)
  Investment Tax Credit, Net           (1,516)
     Total                            $17,841    $15,203    $17,224



     Total income tax expense was different than the amounts computed by applying federal income tax statutory rates to book income subject to tax for the following reasons:
______________________________________________________________________________
(In Thousands)                           1998       1997       1996

Federal Income Tax Computed
   at Statutory Rates                 $16,642    $15,487    $17,568
(Decreases) Increases in Tax from:
   Equity Component of AFUDC              (60)       (56)      (128)
   Consolidated Tax Savings               (25)                 (156)
   Depreciation Differences             1,050       (348)      (452)
   Amortization of ITC                 (2,818)      (935)      (939)
   State Taxes, Net of Federal
      Income Tax Benefit                2,833      1,919      1,897
 Cost of Removal                          326
   Other                                 (107)      (864)      (566)
Total Income Tax Expense              $17,841    $15,203    $17,224

 (B)  Income Taxes  (continued)

     Eastern Edison and Montaup adopted Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" (FAS109) which required recognition of deferred income taxes for temporary differences that are reported in different years for financial reporting and tax purposes using the liability method. Under the liability method, deferred tax liabilities or assets are computed using the tax rates that will be in effect when temporary differences reverse. Generally, for regulated companies, the change in tax rates may not be immediately recognized in operating results because of rate making treatment and provisions in the Tax Reform Act of 1986. The total deferred tax assets and liabilities at December 31, 1998 and 1997 are comprised as follows (In Thousands):


                       Deferred Tax                 Deferred Tax
                          Assets                     Liabilities
                      1998      1997                          1998       1997
Plant Related                           Plant Related
 Differences       $16,230   $11,997    Differences       $150,011   $154,025
Deregulation        23,301              Deregulation        11,861
Employee Benefit                        Refinancing
 Accruals            2,040     1,837      Costs              1,197      1,264
Other                4,999     5,974    Employee Benefit
Accruals             2,008      1,685
                                        Other                1,136      2,309
Total              $46,570   $19,808    Total             $166,213   $159,283

     As of December 31, 1998 and 1997, the Company had recorded on its Consolidated Balance Sheet a regulatory liability to ratepayers of approximately $11.5 million and $15.2 million, respectively. This amount primarily represents excess deferred income taxes resulting from the reduction in the federal income tax rate and also includes deferred taxes provided on investment tax credits. Also at December 31, 1998 and 1997, a regulatory asset of approximately $40.3 million and $46.8 million, respectively, has been recorded, representing the cumulative amount of federal income taxes on temporary depreciation differences which were previously flowed through to ratepayers.

(C) Capital Stock:

     There were no changes in the number of shares of common or preferred stock during the years ended December 31, 1998, 1997 and 1996. In January 1999, Eastern Edison retired 551,956 shares of its outstanding, $25 par value, common shares at a price of $41.67 per share.

     Under the terms and provisions of the issues of preferred stock of Eastern Edison, certain restrictions are placed upon the payment of dividends on common stock by Eastern Edison. At December 31, 1998, 1997 and 1996, the respective capitalization ratios were in excess of the minimum requirements which would make these restrictions effective.

(D)  Redeemable Preferred Stock:

     Eastern Edison's 6-5/8% Preferred Stock issue is entitled to an annual mandatory sinking fund sufficient to redeem 15,000 shares commencing September 1, 2003. The redemption price is $100 per share plus accrued dividends. All outstanding shares of the 6 5/8% issue will be subject to mandatory redemption on September 1, 2008 at a price of $100 per share plus accrued dividends.

     In the event of liquidation, the holders of Eastern Edison's 6 5/8% Preferred Stock are entitled to $100 per share plus accrued dividends.

(E)  Retained Earnings:

     Under the provisions of Eastern Edison's Indenture securing the First Mortgage and Collateral Trust Bonds, retained earnings in the amount of $100,903,949 as of December 31, 1998 were unrestricted as to the payment of cash dividends on its Common Stock.

(F)  Long-Term Debt:

     The various mortgage bond issues of Eastern Edison are collateralized by substantially all of their utility plant. In addition, Eastern Edison's bonds are collateralized by securities of Montaup, which are wholly-owned by Eastern Edison. On December 30, 1998, Montaup redeemed $55 million of debenture bonds and paid a special dividend to Eastern Edison of $19 million with proceeds received from the sale of its 50% ownership share of the Canal 2 generating station. The principal amount of Montaup securities wholly-owned by Eastern Edison at December 31, 1998 was approximately $181 million.

     In July, Eastern Edison used short-term borrowings to redeem $20 million of 5 7/8% and $40 million of 5 3/4%, First Mortgage and Collateral Trust Bonds at maturity. On December 30, 1998, Eastern repaid outstanding short-term borrowings with proceeds received from the redemption of Montaup securities.

     The Company's requirements for the maturities of long-term debt (excluding amounts that may be satisfied by available property additions) for each of the five years following 1998 are: none in 1999, 2000, and 2001, $35 million in 2002 and $48 million in 2003. The Company has no sinking fund requirements through the year 2002 and $1.5 million in 2003.

(G)  Lines of Credit:

     In July 1997, several EUA System companies, including Eastern Edison, entered into a three-year revolving credit agreement allowing for borrowings in aggregate of up to $145 million from all sources of short-term credit. As of December 31, 1998, various financial institutions have committed up to $75 million under the revolving credit facility. In addition to the $75 million available under the revolving credit facility, EUA System companies maintain short-term lines of credit with various banks totaling $90 million for an aggregate amount available of $165 million. At December 31, 1998, under the revolving credit agreement the EUA System had unused short-term lines of credit of approximately $101.4 million. Eastern Edison had zero outstanding short-term debt at December 31, 1998. In accordance with the revolving credit agreement commitment fees are required to maintain certain lines of credit. During 1998, the weighted average interest rate for short-term borrowings by the Company was 5.9%.

 (H) Jointly Owned Facilities:

     At December 31, 1998, in addition to the stock ownership interests discussed in Note A, Summary of Significant Accounting Policies - Jointly Owned Companies, Montaup had direct ownership interests in the following electric generating facilities:

                                               Accumulated
                                              Provision For     Net        Construc-
                                  Utility     Depreciation     Utility       tion
                      Percent     Plant in        and          Plant in    Work in
($ In Thousands):      Owned      Service     Amortization     Service     Progress

Montaup:
 Wyman Unit 4          1.96%       $4,041        $2,388         $1,653
 Seabrook Unit I       2.90%      194,169        47,277        146,892       $480
 Millstone Unit 3      4.01%      178,598        65,705        112,893        347
Newport:
 Wyman Unit 4          0.67%        1,312           805            507


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

     Montaup has entered into agreements to sell its joint ownership shares in Wyman Unit 4 and Seabrook Unit I. Closing of the Wyman sale is expected in the first quarter of 1999 and the Seabrook sale is expected to close later in 1999. Both agreements are subject to approval of various regulatory agencies.

(I)  Fair Value of Financial Instruments:

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate:

     Cash and Temporary Cash Investments: The carrying amount approximates fair value because of the short-term maturity of those instruments.

     Redeemable Preferred Stock and Long-Term Debt: The fair value of the Company's redeemable preferred stock and long-term debt is based on quoted market prices for such securities.

     The estimated fair values of the Company's financial instruments at December 31, 1998 and 1997 were as follows (In Thousands):

                                             Carrying Amount       Fair Value
                                             1998      1997      1998     1997
     Cash and Temporary Cash Investments  $25,952      $461   $25,952     $461
     Redeemable Preferred Stock            30,000    30,000    32,625   31,613
     Long-Term Debt                       163,000   223,000   167,723  235,190

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

     Montaup has a 4.5% equity ownership in Connecticut Yankee, a nuclear generating facility which is in the process of decommissioning. Montaup's share of the total estimated costs for the permanent shutdown, decommissioning, and recovery of the investment in Connecticut Yankee is approximately $23.8 million. On August 31, 1998, a FERC law judge rejected Connecticut Yankee's filed plan to decommission the plant. The judge claimed that estimates of clean-up costs were flawed and certain restoration costs were not supported. The judge also said Connecticut Yankee could not pass on spent fuel storage costs to rate-payers. The judge recommended that Connecticut Yankee withdraw its decommissioning plan and submit a new plan which addresses the issues cited by him. FERC will review the judge's recommendations and issue a decision on this case in the coming months. If FERC concurs with the judge's recommendation, this may result in a write down of certain of Connecticut Yankee plant investments. Montaup cannot predict the ultimate outcome of FERC's review.

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

     Total pension (income) expense for the Retirement Plan, including the amount related to the 1997 voluntary retirement incentive offer, for 1998, 1997 and 1996 includes the following components ($ In Thousands):

                                             1998       1997       1996
Service cost                               $1,711     $1,635     $1,641
Interest cost                               5,963      5,891      5,607
Expected return on assets                  (9,012)    (8,181)    (7,580)
Net amortization:
  Prior Service cost                          458        456        455
  Net actuarial (gain)                       (227)      (106)         -
  Transition obligation (asset)              (272)      (272)      (272)
Total periodic pension (income) expense   $(1,379)     $(577)     $(149)

Assumptions used to determine pension cost:

                                             1998       1997       1996
Discount Rate                                7.25%      7.50%      7.25%
Compensation Increase Rate                   4.25%      4.25%      4.25%
Long-Term Return on Assets                   9.50%      9.50%      9.50%

     The discount rate used to determine pension obligations was changed from 7.25% to 6.75% effective January 1, 1999. The projected benefit obligation, fair value of assets and funded status of the Retirement Plan cannot be presented separately for Eastern Edison and Montaup as they participate in the Retirement Plan with other subsidiaries of EUA.

     The voluntary retirement incentive also resulted in non-qualified pension benefits of approximately $752,000 in 1997. At December 31, 1998, approximately $416,000 is included in other liabilities for these unfunded benefits.

     EUA also maintains non-qualified supplemental retirement plans for certain officers and trustees of the EUA System (Supplemental Plans). Benefits provided under the Supplemental Plans are based primarily on compensation at retirement date. EUA maintains life insurance on the participants of the Supplemental Plans and policy cash values and death benefits may be available to offset EUA's obligations. For the years ended December 31, 1998, 1997 and 1996 Eastern Edison's and Montaup's expenses related to the Supplemental Plan were approximately $511,000, $805,000, and $717,000, respectively.

     The Company also provides a defined contribution 401(k) savings plan for substantially all employees. The Company's matching percentage of employees' voluntary contributions to the plan, amounted to approximately $343,000 in 1998, $321,000 in 1997, and $306,000 in 1996.

Post-Retirement Benefits: Retired employees are entitled to participate in health care and life insurance benefit plans. Health care benefits are subject to deductibles and other limitations. Health care and life insurance benefits are partially funded by EUA System companies for all qualified employees.

     The total cost of Post-Retirement Benefits other than Pensions, including the Company's allocated share of EUA Service Corporation costs and the amount related to the 1997 voluntary retirement incentive offer, for 1998, 1997 and 1996 includes the following components (In Thousands):

                                               1998       1997       1996
  Service cost                                 $608       $587       $637
  Interest cost                               2,738      2,701      2,688
  Expected return on plan assets               (990)      (669)      (462)
  Net amortization:
      Net actuarial (gain)                     (472)      (513)      (373)
      Transition obligation                   1,958      1,952      1,954
  Net periodic post-retirement benefit cost   3,842      4,058      4,444
     Voluntary retirement incentive                        102
  Total post-retirement benefit costs        $3,842     $4,160     $4,444

  Assumptions:
  Discount rate                                7.25%      7.50%      7.25%
  Health care cost trend rate - near-term      6.00%      7.00%      9.00%
                     - long-term               5.00%      5.00%      5.00%
  Compensation increase rate                   4.25%      4.25%      4.25%
  Rate of return on plan assets - union        8.50%      8.50%      8.50%
                        - non-union            7.50%      7.50%      7.50%

Reconciliation of Accumulated Post-Retirement Benefit Obligation

(In Thousands)                                             1998         1997
Beginning of Year Benefit Obligation (January 1)        $28,471      $27,623
Service Cost                                                292          292
Interest Cost                                             1,930        1,963
Participant Contributions                                    62           68
Actuarial Loss (Gain)                                       622           44
Disbursements                                            (1,830)      (1,519)
End of Year Benefit Obligation (December 31)            $29,547      $28,471

Reconciliation of Fair Value Assets

(In Thousands)                                             1998         1997
Beginning of Year Fair Value of Assets (January 1)       $6,991       $5,161
Actual return on plan assets                                800          391
Company contributions                                     2,855        2,889
Participant contributions                                    62           68
Disbursements                                            (1,830)      (1,518)
End of Year Fair Value of Assets (December 31)           $8,878      $ 6,991

Reconciliation of Funded Status

(In Thousands)                                             1998         1997
Accumulated post-retirement benefit obligation (APBO)  $(29,547)    $(28,471)
Fair value of plan assets (FVA)                           8,878        6,991
APBO (in excess of) less than FVA (Funded Status)       (20,669)     (21,480)
Unrecognized net transition obligation (asset)           22,833       24,464
Unrecognized net actuarial loss/(gain)                   (8,210)      (8,925)
Net amount recognized                                   $(6,046)     $(5,941)

Effect of 1% Change in Assumed Health Care Cost Trend Rate
                                                       One-Percentage Point
(In Thousands)                                        Increase    (Decrease)
Effect on 1998 Service and
    Interest Cost Components of Net-Periodic cost         498        (397)
Effect on 1998 Accumulated Post-retirement              3,640      (2,969)
    Benefit Obligation

     The discount rate used to determine post-retirement benefit obligations was changed from 7.25% to 6.75% effective January 1, 1999, and was used to calculate the funded status of Post-Retirement Benefits at December 31, 1998.

Long-Term Purchased Power Contracts: The EUA System is committed under long-term purchased power contracts, expiring on various dates through September 2021, to pay demand charges whether or not energy is received. Under terms in effect at December 31, 1998, the aggregate annual minimum commitments for such contracts are approximately $111 million in 1999, $109 million in 2000, $111 million in 2001, $108 million in 2002, $101 million in 2003 and will aggregate
approximately $927 million for the ensuing years.   In addition, the EUA System
is required to pay additional amounts depending on the actual amount of energy received under contracts in effect. The demand costs associated with these contracts are reflected as Purchased Power-Demand on the Consolidated Statements
of Income.  Such costs are currently recoverable through rates.   Pending
regulatory approval, certain power contract transfers related to the divestiture of EUA's generating assets will become effective in 1999. Upon completion of the power contract transfers, the demand charges will be reduced to $54 million in 1999, $43 million in 2000, $40 million in 2001, $42 million in 2002, $26 million in 2003, and $162 million in the ensuing years.

Environmental Matters: There is an extensive body of federal and state statutes governing environmental matters, which permit, among other things, federal and state authorities to initiate legal action providing for liability, compensation, cleanup, and emergency response to the release or threatened release of hazardous substances into the environment and for the cleanup of inactive hazardous waste disposal sites which constitute substantial hazards. Because of the nature of the Eastern Edison business, various by-products and substances are produced or handled which are classified as hazardous under the rules and regulations promulgated by the United States Environmental Protection Agency (EPA) as well as state and local authorities. The Company generally provides for the disposal of such substances through licensed contractors, but these statutory provisions generally impose potential joint and several responsibility on the generators of the wastes for cleanup costs. Eastern Edison and Montaup have been notified with respect to two sites, one of which Eastern Edison may be considered an innocent downgradient landowner pursuant to Massachusetts regulations, where they are allegedly responsible for such costs. It is the policy of Eastern Edison and Montaup to notify liability insurers and to initiate claims related to such costs. However, Eastern Edison and Montaup are unable to predict whether liability, if any, will be assumed by, or can be enforced against, insurance carriers in these matters.

     As of December 31, 1998, Eastern Edison and Montaup have incurred minimal costs in connection with these sites. Eastern Edison and Montaup estimate that additional costs of up to $700,000 may be incurred at these sites through 1999. Estimates beyond 1999 cannot be made since site studies, which are the basis of these estimates, have not been completed. Eastern Edison and Montaup does not believe that the ultimate impact of environmental costs will be material to its financial position and thus, no loss provision is required at this time.

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

     See Note A regarding Montaup's divestiture of generation assets.

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

Guarantee of Financial Obligations: Montaup is a 3.27% equity participant in two companies which own and operate transmission facilities interconnecting New England and the Hydro Quebec system in Canada. Montaup has guaranteed approximately $4.1 million of the outstanding debt of these two companies. In addition, Montaup has a minimum rental commitment which totals approximately $11.2 million under a noncancellable transmission facilities support agreement for years subsequent to 1998.

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

     A pending class action, filed on March 2, 1998, in the Massachusetts Supreme Judicial Court naming all Massachusetts electric distribution companies, including Eastern Edison, and certain Massachusetts state agencies as defendants, seeks to invalidate certain sections of the Electric Utility Restructuring Act of 1997. The Act directs the Massachusetts Department of Telecommunications and Energy to impose mandatory charges on all electricity sold to customers, except those served by a municipal lighting plant, to fund energy efficiency activities and to promote renewable energy projects. In addition to declaratory judgment, plaintiffs seek remittance of monies paid to each distribution company by customers along with any interest earned. The outcome of this class action is unknown at this time, however Eastern Edison is vigorously defending the lawsuit.


                              EASTERN EDISON COMPANY

                    Quarterly Financial Information (unaudited)
                                                        Consolidated
                       Operating   Operating     Net        Net
($ in Thousands)       Revenues      Income    Income     Earnings

FOR THE QUARTERS
ENDED 1998:
  December 31         $100,191      $11,462   $ 7,635     $7,138
  September 30         101,769       10,918     6,678      6,181
  June 30               97,342        9,371     5,303      4,806
  March 31             108,928       14,362    10,090      9,593

FOR THE QUARTERS
ENDED 1997:
  December 31          110,739       11,671     7,244      6,747
  September 30         109,971       11,713     7,532      7,035
  June 30              103,716        9,524     5,336      4,839
  March 31             110,588       12,287     8,935      8,438

Basic and Diluted Earnings Per average Common Share, Dividends Paid per Common Share and Common Share Market Price information is not meaningful as Eastern Edison's Common Stock is wholly-owned by Eastern Utilities Associates.


                Report of Independent Accountants


To the Directors and Shareholder of
Eastern Edison Company and Subsidiary:

     In our opinion, the accompanying consolidated balance sheets and consolidated statements of capitalization present fairly, in all material respects, the financial position of Eastern Edison Company (the "Company") and its subsidiary at December 31, 1998 and 1997, and their consolidated statements of income, retained earnings and cash flows present fairly their results of operations and cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidences supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.




PricewaterhouseCoopers LLP

Boston, Massachusetts
March 5, 1999




                [This page left blank intentionally]







[This page left blank intentionally]